As filed with the Securities and Exchange Commission on October 1, 2008
Registration Nos. 333-
811-08964

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☑
Pre-Effective Amendment No.	☐
Post-Effective Amendment No.	☐
and
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY	☐
ACT OF 1940
Amendment No. 17	☑
ALAC SEPARATE ACCOUNT 1
(formerly ILICO Separate Account 1)
(Exact Name of Registrant)
AVIVA LIFE AND ANNUITY COMPANY
(formerly Indianapolis Life Insurance Company)
(Name of Depositor)
699 Walnut Street
Des Moines, IA 50309-3929
(Address of Depositor’s Principal Executive Offices)
Depositor’s Telephone Number, including Area Code:
515-283-2371
800-800-9882

Name and Address of Agent for Service:	Copy to:
Michael H. Miller	Mary Jane Wilson-Bilik, Esq.
Executive Vice President, General Counsel & Secretary	Sutherland Asbill & Brennan LLP
Aviva Life and Annuity Company	1275 Pennsylvania Avenue, N.W.
699 Walnut Street	Washington, D.C. 20004-2415
Des Moines, IA 50309-3929
Approximate date of proposed public offering:
As soon as practicable after effectiveness of this registration statement.

The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of securities being registered: Units of Interests in a separate account under flexible premium deferred variable annuity contracts and the guarantee of Aviva Life and Annuity Company relating thereto.

Flexible Premium Deferred Variable Annuity
issued by
Aviva Life and Annuity Company (“ALAC”)
(formerly Indianapolis Life Insurance Company (“ILICO”))
through the
ALAC Separate Account 1
(formerly ILICO Separate Account 1)

699 Walnut Street
Des Moines, IA 50309-3929

Direct all payments made by check,
and all correspondence and notices to ALAC Variable
Administration at the Service Center:

P.O. Box 82594
Lincoln, NE 68501
Telephone: 1-888-232-6486
Fax: 1-800-334-2023
www.variable.ameritas.com

Prospectus
October 1, 2008

VISIONARY

This Prospectus describes Visionary, a flexible premium deferred annuity contract (“Contract”) offered by ALAC (we, our, us, or the Company). It contains important information about the Visionary variable annuity. Please read this prospectus carefully before investing, and keep it for future reference.

Investments in the variable accounts are not guaranteed. You (the Owner) could lose your money. Money you direct into the fixed account is guaranteed to earn interest at a minimum rate of 3%.

Variable annuity contracts involve certain risks, and you may lose some or all of your investment.

•	The investment performance of the underlying portfolios in which the variable accounts invest will vary.
•	We do not guarantee how any of the portfolios will perform.
•	The Contract is not a deposit or obligation of any bank, and no bank endorses or guarantees the Contract.
•	Neither the U.S. Government nor any federal agency insures your investment in the Contract.

The Contract has 15 funding choices—one fixed account (paying a guaranteed minimum fixed rate of interest) and 14 variable accounts that invest in the following underlying portfolios:

The Alger American Fund (Class O Shares)

•	MidCap Growth Portfolio
•	SmallCap Growth Portfolio

Fidelity Variable Insurance Products Funds (Initial Class)

•	Asset Managersm Growth Portfolio
•	Contrafund® Portfolio
•	Equity-Income Portfolio
•	Growth Portfolio
•	Index 500 Portfolio
•	Investment Grade Bond Portfolio
•	Money Market Portfolio

Premier VIT (formerly PIMCO Advisors VIT)

•	OpCap Managed Portfolio
•	NACM Small Cap Portfolio (formerly OpCap Small Cap Portfolio)

T. Rowe Price Fixed Income Series, Inc.

•	Limited-Term Bond Portfolio

T. Rowe Price International Series, Inc.

•	International Stock Fund

Van Eck Worldwide Insurance Trust (Initial Class)
•  Worldwide Hard Assets Fund

Note:	The Maturity Benefit described in this prospectus is not available if you purchased this Contract after December 31, 2001.

To learn more about the Contract, you may want to read the Statement of Additional Information dated October 1, 2008 (known as the “SAI”). For a free copy of the SAI, contact us at:

ALAC Variable Administration
P.O. Box 82594
Lincoln, NE 68501

The SEC has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

We have filed the SAI with the U.S. Securities and Exchange Commission (“SEC”) and have incorporated it by reference into this prospectus (It is legally part of this prospectus.) The SAI’s table of contents appears at the end of this prospectus.

The SEC maintains an Internet website (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information. You may also read and copy these materials at the SEC’s public reference room in Washington, D.C. Call 1-800-SEC-0330 for information about the SEC’s public reference room.

This prospectus must be accompanied or preceded by a current prospectus for each of the Funds listed above.

NOT FDIC INSURED	MAY LOSE VALUE	NO BANK GUARANTEE

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glossary

For your convenience, we are providing a glossary of the special terms we use in this prospectus.

Accumulation Unit — The measurement we use before the Annuity Start Date to calculate the value of each variable account at the end of each Valuation Day.

Annuitant — You are the annuitant, unless you state otherwise in your application. The annuitant is the person (or persons) whose life (or lives) we use to determine the dollar amount and duration of the annuity payments that we will pay under the Contract and whose death determines the death benefit. Unless we permit otherwise, you may not change the annuitant you name in the application unless you transfer ownership of the Contract

Annuity Start Date — The date when we start making annuity payments under the Contract. (The term “Annuity Commencement Date” is used in the Contract.)

Annuity Unit — The measurement we use to calculate the value of your annuity payments if you choose to receive annuity payments from the variable accounts.

Beneficiary — The person you name to receive the death benefit if the annuitant dies during the pay-in period. If there are joint owners, and one joint owner dies before the Annuity Start Date, then the surviving joint owner becomes the sole beneficiary.

Business Day — Each day on which the New York Stock Exchange is open for business. (The term “Valuation Date” is used in the Contract.)

Company (“we,” “us,” “our,” and “ALAC”) — Aviva Life and Annuity Company.

Contract Anniversary — The same date in each year as the date of issue.

contract value — The total amount you have accumulated under the Contract. It is equal to the money you have under the Contract in the separate account and the fixed account.

date of issue — The date we issue your Contract. It is shown on the specifications page of the Contract. We measure contract years and contract anniversaries from the date of issue, and it is the date on which the first contract year begins.

due proof of death — Proof of death that we find satisfactory, such as a certified copy of the death record, or a certified copy of a court decree reciting a finding of death.

Eligible Premium Payment — That part of any premium payment that you allocate to a particular Eligible Variable Account at the time of payment, provided payment was made at least ten (10) years before the Maturity Benefit Date.

Eligible Variable Account — Variable accounts the Company designates to be guaranteed by the Maturity Benefit. Currently all variable accounts are so designated.

fixed account — An option to which you can direct your money under the Contract. It provides a guarantee of principal and interest. The assets supporting the fixed account are held in our general account.

Free Withdrawal Amount — The amount that may be withdrawn from the Contract without being assessed a withdrawal charge.

Funds — The open-end management investment companies listed on the front page of this Prospectus. This Contract allows you to invest in certain investment portfolios of the Funds.

Maturity Benefit — A guarantee we provide regarding your Contract’s value in the Eligible Variable Accounts on the Maturity Benefit Date. This feature is not available if you purchased this Contract after December 31, 2001.

Maturity Benefit Date — The later of the annuitant’s age 70 or 10 years after the date of issue. Special rules apply to joint owners.

net premium payment — A premium payment less any applicable premium taxes.

Owner or Owners (“you” or “your”) — The person(s) having the privileges of ownership stated in the Contract. Joint owners may be permitted.

payee — The person(s) entitled to receive annuity payments. You may name a “Successor Payee” to receive any guaranteed annuity payments after the death of the sole surviving payee.

pay-in period — The period that begins when we issue your Contract and ends on the Annuity Start Date. During the pay-in period, earnings accumulate on a tax-deferred basis.

payout period — The period that begins on the Annuity Start Date during which you receive annuity payments based on the money you have accumulated under your Contract.

payout plan — The arrangement you choose under which we pay annuity payments to you after the Annuity Start Date. You may choose whether the

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dollar amount of the payments you receive will be fixed, or will vary with the investment experience of the variable accounts in which you are invested at that time.

portfolio — A separate investment portfolio of a Fund in which a variable account invests. The portfolios available for investment through this Contract are listed on the cover page of this prospectus.

Qualified Contract — A Contract issued in connection with retirement plans that qualify for special federal income tax treatment under sections 401(a), 403(b), 408, 408A or 457 of the tax code.

separate account — ALAC Separate Account 1, a separate investment account divided into variable accounts that we established to receive and invest the premium payments we receive under the Contract. Assets in the separate account are not part of our general account.

Service Center — The mailing address for the Service Center is P.O. Box 82594, Lincoln, NE 68501.

tax code — The Internal Revenue Code of 1986, as amended.

variable account — A subdivision of the separate account that invests exclusively in shares of a single portfolio of a Fund. The investment performance of each variable account is linked directly to the investment performance of the portfolio in which it invests.

written request — Your signed written notice or request. We must receive your written request at the Service Center and it must be in a form we find satisfactory.

highlights

These highlights provide only a brief overview of the more important features of the Visionary Contract. You may obtain more detailed information about the Contract later in this prospectus. Please read this prospectus carefully.

The Contract

An annuity is a contract where you agree to make one or more premium payments to us and, in return, we agree to pay a series of payments to you at a later date chosen by you. The Visionary Contract is a special kind of annuity that is:

•	Flexible Premium — you may add premium payments at any time.
•	Tax-Deferred — you generally do not have to pay taxes on earnings until you take money out by full or partial cash withdrawals, or we make annuity payments to you, or we pay the death benefit.
•	Variable — its value fluctuates with the performance of the mutual fund portfolios in which you invest. You bear the investment risk on the amounts you invest.
•	Available with Retirement Plans — you may purchase this annuity in connection with retirement plans, including those that qualify for favorable federal tax treatment.

Like all deferred annuities, the Contract has two phases: the “pay-in” period and the “payout” period. During the pay-in period, you can allocate money to any combination of investment alternatives. Any earnings on your investments accumulate tax-deferred. The payout period begins once you start receiving regular annuity payments from your contract value. The money you can accumulate during the pay-in period, as well as the annuity payout plan you choose, will determine the dollar amount of any annuity payments you receive.

If you are purchasing the Contract through a tax-favored arrangement, including IRAs and Roth IRAs, you should carefully consider the costs and benefits of the Contract (including the annuity income benefits) before purchasing the Contract, since the tax-favored arrangement itself provides tax-sheltered growth.

Who Should Purchase the Contract?

We have designed this Contract for people seeking long-term tax deferred accumulation of assets, generally for retirement. This includes persons who have maximized their use of other retirement savings methods, such as 401(k) plans. The tax-deferred feature is most attractive to people in higher federal and state income tax brackets. You should not buy this Contract if you are looking for a short-term investment or if you cannot take the risk of getting back less money than you put in.

If you are purchasing the Contract through a tax-favored arrangement, including IRAs, Roth IRAs, 401(k), 403(b) or 457 plans, you should carefully consider the costs and benefits of the Contract (including annuity income benefits) before purchasing the Contract, since the tax-favored arrangement itself provides for tax-sheltered growth.

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How to Invest

You may purchase the Contract with a single payment of $1,000 or more under most circumstances. We will not issue a Contract if you are older than age 85 on the date of issue.

You can pay additional premiums of $1,000 or more ($50 for IRAs) with some limitations. Send your premium payments to ALAC Variable Administration at the Service Center. We will not begin processing any premium payment until we receive it at our Service Center.

Cancellation — the Free-Look Period

After you receive your Contract, you have a limited period of time during which you may cancel your Contract and receive a refund. This period of time is referred to as a “free-look” period and is established by state law. Usually, this period is either 10 or 20 days. Depending on your state of residence, if you cancel your Contract during the “free-look” period you will generally receive: 1) the value of your Contract as of the date we receive your notice of cancellation at the Service Center; or 2) the greater of: a) the total of any premium payments you have made, or b) the value of your Contract as of the date we receive your notice of cancellation at the Service Center. Please return your Contract with your notice of cancellation. We will pay the refund within 7 days after we receive your Contract and written or faxed request for cancellation at the Service Center. Your Contract will be deemed void once we issue your refund.

If your state requires that we return your premium payments, we will put your premium payment(s) into the Money Market variable account for fifteen days following the date of issue. See “Cancellation — The Free-Look Period”.

Investment Options

You currently may invest your money in any of 14 portfolios by directing it into the corresponding variable account. The portfolios now available to you under the Contract are:

The Alger American Fund (Class O Shares)

•	MidCap Growth Portfolio
•	SmallCap Growth Portfolio

Fidelity Variable Insurance Products (“VIP”) Funds (Initial Class)

•	Asset Managersm Portfolio
•	Contrafund® Portfolio
•	Equity-Income Portfolio
•	Growth Portfolio
•	Index 500 Portfolio
•	Investment Grade Bond Portfolio
•	Money Market Portfolio

Premier VIT

•	OpCap Managed Portfolio
•	NACM Small Cap Portfolio (formerly OpCap Small Cap Portfolio)

T.	Rowe Price Fixed Income Series, Inc.

•	Limited-Term Bond Portfolio

T.	Rowe Price International Series, Inc.

•	International Stock Portfolio

Van Eck Worldwide Insurance Trust

•	Worldwide Hard Assets Fund

Each variable account invests exclusively in shares of one portfolio of a Fund. Each portfolio’s assets are held separately from the other portfolios and each portfolio has separate investment objectives and policies. The portfolios are described in the prospectuses for the Funds that accompany this prospectus.

The value of your investment in the variable accounts will fluctuate daily based on the investment results of the portfolios in which you invest, and on the fees and charges deducted.

Depending on market conditions, you can make or lose money in any of the variable accounts. We reserve the right to offer other investment choices in the future.

You may also direct your money to the fixed account and receive a guaranteed rate of return. Money you place in the fixed account will earn interest for one-year periods at a fixed rate that is guaranteed by us never to be less than 3.0%.

Transfers

You have the flexibility to transfer assets within your Contract. At any time during the pay-in period, you may transfer amounts among the variable accounts and between the fixed account and any variable account. Certain restrictions apply to transfers to and from the fixed account.

Transfers to the fixed account must be at least $1,000. During the pay-in period, you may transfer up to 20% of the fixed account value, as determined at the beginning of the contract year, from the fixed account to one or more of the variable accounts in any contract year. We do not charge a fee for transfers from the fixed account to one or more variable accounts, nor do we consider such transfers to be transfers for purposes of assessing a transfer charge.

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You may make 12 free transfers each contract year from and among the variable accounts. We impose a $25 charge per transfer on each transfer from and among the variable accounts after the twelfth during a contract year before the Annuity Start Date. Transfers may reduce the value of the Maturity Benefit guarantee.

Once you begin to receive annuity payments, you may make one transfer among the variable accounts each contract year.

Access to Your Money

During the pay-in period, you may receive a cash withdrawal of all or part of your contract value by sending a written request to the Service Center. The minimum amount you can withdraw is $250.

Your cash withdrawal may be subject to a withdrawal charge, if you withdraw premium payments during the first nine contract years. In any contract year after the first contract year, you may withdraw a portion of your contract value, called the free withdrawal amount, without incurring a withdrawal charge. Withdrawals may reduce the value of the Maturity Benefit guarantee.

You may have to pay federal income taxes on amounts you withdraw, and a federal penalty tax may be assessed on any money you withdraw from the Contract before age 59 1/2. Access to amounts held in Qualified Contracts may be restricted or prohibited.

Death Benefit

We will pay the death benefit to the beneficiary on the annuitant’s death before the Annuity Start Date.

The death benefit will equal the greater of:

•	the sum of premium payments made under the Contract, less partial withdrawals as of the date we determine the death benefit; or
•	the contract value as of the date we determine the death benefit.

In determining the death benefit, we will also subtract any premium taxes that apply.

Maturity Benefit

The Maturity Benefit is not available if you purchased this Contract after December 31, 2001.

The Maturity Benefit guarantees a minimum value in the variable accounts on the later of the annuitant’s 70th birthday, or the Contract’s tenth anniversary, provided certain conditions are met. The Maturity Benefit is based on the premium payments that are directed into the Eligible Variable Accounts at the time of payment, reduced by adjusted withdrawals and transfers, provided the payment is made before the Maturity Benefit Date.

We will not credit your Contract with any Maturity Benefit if you elect to receive annuity payments before the Maturity Benefit Date.

Transfers and withdrawals from an Eligible Variable Account will reduce the value of the Maturity Benefit.

Fees and Charges

Withdrawal Charge. We will deduct a withdrawal charge if you withdraw all or part of your contract value during the first nine complete contract years. The amount of the withdrawal charge depends upon the number of years since we issued your Contract. The withdrawal charge is 7% in the first six complete contract years, decreasing to 6% in the seventh complete contract year, and then declining by 2% in each subsequent contract year, until it is zero in contract year ten.

We do not assess a withdrawal charge on the death benefit or on annuity payments under an annuity payout plan with a life contingency or an annuity payout plan with at least 10 years of guaranteed payments.

The withdrawal charge may be waived in cases of extended hospitalization, long-term care, terminal illness, or to pay for post-secondary education, as provided in the Contract.

Contract Fee. We deduct a quarterly contract fee of $7.50 from your contract value at the end of each contract quarter during the pay-in period and on the date of full withdrawal. Certain exceptions apply.

Transfer Fee. You may make 12 free transfers each contract year. We impose a $25 charge per transfer on each transfer from and among the variable accounts after the twelfth during a contract year before the Annuity Start Date. Transfers from the fixed account are always free of charge.

Mortality and Expense Risk Charge. We will deduct a daily mortality and expense risk charge from your value in the variable accounts at an annual rate of 1.25%. We will continue to deduct this charge after you begin to receive annuity payments if you choose to receive variable annuity payments.

Asset-Based Administrative Charge. We will deduct a daily administrative charge from your value in the variable account at an annual rate of 0.15%. We will continue to assess this charge after you begin to receive annuity payments if you choose to receive variable annuity payments.

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Premium Taxes. We will deduct state premium taxes, which currently range from 0% up to 3.5%, if your state requires us to pay the tax. If necessary, we will make the deduction either: (a) from premium payments as we receive them, (b) from your contract value upon partial or full withdrawal, (c) when annuity payments begin, or (d) upon payment of a death benefit.

Portfolio Fees and Charges. Each portfolio deducts portfolio management fees and charges from the amounts you have invested in the portfolios. You pay these fees indirectly.

For 2007, these charges ranged from 0.10% to 1.02% (including contractual fee waivers and/or reimbursements). See the Fee Table in this Prospectus and the prospectuses for the portfolios.

Compensation. For information concerning compensation paid for the sale of the Contracts, see “Distribution of Contracts.”

Annuity Provisions

Payout Plans. The Contract allows you to receive fixed or variable periodic annuity payments beginning on the Annuity Start Date you select. You may choose among several payout plans. You may receive income payments for a specific period of time or for life, with or without a guaranteed number of payments.

We will use your adjusted contract value on the Annuity Start Date to calculate the amount of your annuity payments under the payment plan you choose. If you select a variable payout plan, the dollar amount of your payments may go up or down depending on the investment results of the portfolios you invest in at that time.

Federal Tax Status

In general, you are not taxed on earnings on your investment in the Contract until you withdraw money from the Contract or receive annuity payments. Earnings are taxed as ordinary income. During the pay-in period, for tax purposes under non-qualified contracts, withdrawals are taken first from earnings and then from your investment in the Contract. If you receive money from the Contract before age 59 1/2, you may have to pay a 10% federal penalty tax on the earnings portion you received. Death benefits are taxable and generally are included in the income of the recipient. For a further discussion of the federal tax status of the Contract, see “Federal Tax Status.”

Inquiries

If you need additional information or access to your account, please contact us at our Service Center:

Addresses:
ALAC Variable Administration
P.O. Box 82594
Lincoln, NE 68501-2594

Telephone:
1-888-232-6486 (toll-free)
Monday-Thursday, 7:45 a.m. to 6:00 p.m. Central Time
Friday, 7:45 a.m. to 4:30 p.m. Central Time

Automated Voice Response System:
1-888-232-6486 (toll-free)
24 hours a day, 7 days a week

Fax:
1-800-334-2023 (toll-free)

Website:
www.variable.ameritas.com
24 hours a day, 7 days a week

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annuity contract fee table

The following tables describe the fees and expenses that you will pay when buying, owning, and withdrawing from the Contract. The first table describes the fees and charges that you will pay at the time that you buy the Contract, take a loan from the Contract, partially or fully withdraw from the Contract, or transfer contract value among the variable accounts and/or to the fixed account. State premium taxes may also be deducted.

Owner Transaction Expenses

Sales Load on Premium Payments	None
Maximum Withdrawal Charge (as a% of premium payments)[1]	7%
Transfer Charge	$25 after 12 per year
Maximum Loan Interest Spread[2]	3%

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Portfolio fees and expenses.

Periodic Charges other than Portfolio Expenses

Annualized Contract Fee[3]	$30 per Contract year

Separate Account Annual Expenses (as a% of average separate account value during the pay-in period) [4]
Mortality and Expense Risk Charge	1.25%
Administrative Charge	0.15%
Total Separate Account Annual Expenses	1.40%

The next table shows the range of total operating expenses charged by the portfolios for the fiscal year ended December 31, 2007. Expenses of the portfolios may be higher or lower in the future. You may obtain more details concerning each portfolio’s fees and expenses in the prospectus for each portfolio.

1 The withdrawal charge is 7% in the first through sixth contract years after the date of issue and declines by 2% each contract year until it reaches 0% in the ninth contract year after the date of issue. A withdrawal charge may not apply in certain circumstances. For more information, see the “Withdrawal Charge” section of this prospectus.
2 If your Contract is a Qualified Contract issued in connection with a Section 403(b) retirement program, then you may borrow against the surrender value of your Contract. The loan interest spread is the difference between the amount of interest we charge for a loan (6% annually) and the amount of interest we credit to the loan account (a minimum interest rate of 3% annually). We may credit a higher rate of interest to the loan account from time to time.
3 We deduct $7.50 at the end of each Contract quarter or on the date of full withdrawal from the Contract before the Annuity Start Date. We waive this fee for Qualified Contracts. We also waive this fee for Non-Qualified Contracts with cumulative premium payments of $100,000 or more.
4 We will continue to deduct this charge after the Annuity Start Date if annuity payments are made on a variable basis.

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Range of Expenses for the Portfolios5

	Minimum	Maximum
Total Annual Portfolio Operating Expenses (total of all expenses that are deducted from portfolio assets, including management fees, 12b-1 fees, and other expenses)	0.10%	1.02%

5 The portfolio expenses used to prepare this table were provided to ALAC by the Fund(s). ALAC has not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2007. Current or future expenses may be greater or less than those shown.

					Gross	Contractual	Net
					Total	Fee	Total
		Acquired	12b-1		Annual	Waivers	Annual
		Fund Fees	Fees/		Portfolio	and	Portfolio
	Management	and	Service	Other	Operating	Reimburse-	Operating
Name of Portfolio	Fees	Expenses(1)	Fees(2)	Expenses	Expenses	ments	Expenses
The Alger American Fund (Class O Shares)

MidCap Growth Portfolio	0.76%	N/A	N/A	0.15%	0.91%	N/A	0.91%

SmallCap Growth Portfolio	0.81%	N/A	N/A	0.15%	0.96%	N/A	0.96%

Fidelity Variable Insurance Products Funds (Initial Class)(3)

Asset Manager: Growth Portfolio	0.56%	N/A	N/A	0.18%	0.74%	N/A	0.74%

Contrafund® Portfolio	0.56%	N/A	N/A	0.09%	0.65%	N/A	0.65%

Equity-Income Portfolio	0.46%	N/A	N/A	0.09%	0.55%	N/A	0.55%

Growth Portfolio	0.56%	N/A	N/A	0.09%	0.65%	N/A	0.65%

Index 500 Portfolio	0.10%	N/A	N/A	0.00%	0.10%	N/A	0.10%

Investment Grade Bond Portfolio	0.32%	N/A	N/A	0.11%	0.43%	N/A	0.43%

Money Market Portfolio	0.23%	N/A	N/A	0.09%	0.32%	N/A	0.32%

Premier VIT(4)

OpCap Managed Portfolio	0.80%	N/A	N/A	0.15%	0.95%	N/A	0.95%

NACM Small Cap Portfolio (formerly OpCap Small Cap Portfolio)	0.80%	N/A	N/A	0.15%	0.95%	N/A	0.95%

T. Rowe Price Fixed Income Series, Inc.

Limited-Term Bond Portfolio	0.70%	N/A	N/A	N/A	0.70%	N/A	0.70%

T. Rowe Price International Series, Inc.

International Stock Portfolio	0.65%	N/A	N/A	0.20%	0.85%	N/A	0.85%

Van Eck Worldwide Insurance Trust

Worldwide Hard Assets Fund	1.00%	0.01%	N/A	0.01%	1.02%	N/A	1.02%

(1) “Acquired fund” refers to any investment company (including, but not limited to, exchange-traded funds) in which a portfolio invests (or has invested) a portion of its assets. A portfolio has its own expenses and bears a portion of the operating expenses of any investment companies in which it invests. The figure shown for the acquired fund fees and expenses includes the fees and expenses incurred indirectly by a portfolio as a result of its investment in other investment companies.

(2) The 12b-1 distribution plan is described in a portfolio’s prospectus and/or statement of additional information. Because the 12b-1 fees are paid out of portfolio assets on an on-going basis, over time these fees will increase the cost of an investment, and may cost more than paying other types of sales charges.

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(3) FMR has voluntarily agreed to reimburse Initial Class shares of Asset Manager: Growth Portfolio, Contrafund® Portfolio, Equity-Income Portfolio, Growth Portfolio and Investment Grade Bond Portfolio to the extent that total operating expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of average net assets exceeded 0.85%. This arrangement may be discontinued by FMR at any time.

(4) OpCap Advisors has contractually agreed to reduce total annual portfolio operating expenses of each portfolio to the extent they would exceed 1.00% (net of any expenses offset by earnings credits from the custodian bank) of that portfolio’s average daily net assets through December 31, 2018.

Examples of Maximum Charges

These Examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. The Examples show the maximum costs of investing in the Contract, including Contract owner transaction expenses, a Contract fee of $30 charged on an annual basis (rather than $7.50 charged on a quarterly basis), separate account charges — a daily administrative charge at an annual rate of 0.15%, and a mortality and expense risk charge at an annual rate of 1.25%, of average separate account value — and maximum Annual Portfolio Operating Expenses of 1.02%.

The Examples assume that you invest $10,000 in the Contract for the time periods indicated. The Examples also assume that your investment has a 5% return each year.

(1) If you fully withdraw from the Contract (or if you elect to annuitize under a period certain option for a specified period of less than 10 years) at the end of the applicable time period, your maximum charges would be:

1 Year	3 Years	5 Years	10 Years
$993	$1,597	$2,226	$3,041

(2) If you do not fully withdraw from your Contract (or if you elect to annuitize under a life contingency option or under a period certain option for a minimum specified period of 10 years) at the end of the applicable time period, your maximum charges would be:

1 Year	3 Years	5 Years	10 Years
$278	$849	$1,444	$3,041

These Examples do not reflect transfer fees or premium taxes (which may range up to 3.5%, depending on the jurisdiction). Different fees and expenses not reflected in the Examples may be assessed if you annuitize under a variable annuity payout option.

Please remember that the Examples are an illustration and do not represent past or future expenses. Your actual expenses may be higher or lower than those shown. Similarly, your rate of return may be more or less than the 5% assumed in the Examples.

Condensed Financial Information

Condensed financial information for the variable accounts is included at the end of this prospectus.

about ALAC and the separate account

Aviva Life and Annuity Company

ALAC, the current depositor of the separate account, is an Iowa stock life insurance company. ALAC originally was incorporated under the laws of the State of Iowa as Central Assurance Society of the United States in 1895. From its inception through the first half of the 1900’s, the company operated as both a stock and mutual insurance company at various times under the “Central Life” brand. In 1950, the company changed its name from Central Life Assurance Society (Mutual) to Central Life Assurance Company. On December 31, 1994, the company changed its name to American Mutual Life Insurance Company in connection with a merger transaction. On June 30, 1996, the Company changed its name to AmerUs Life Insurance Company. On November 1, 2007, the company changed its name to Aviva Life and Annuity Company.

ALAC is a direct, wholly owned subsidiary of Aviva USA Corporation, an Iowa corporation, which in turn is an indirect, wholly owned subsidiary of Aviva plc,

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a public limited company incorporated under the laws of England and Wales. Aviva plc is the ultimate holding company of ALAC and had consolidated assets of £319.7 billion as of December 31, 2007.

IL Annuity and Insurance Company, the initial depositor of the separate account, merged with and into its parent company, ILICO, pursuant to the state laws of Indiana and Kansas on June 30, 2003. ILICO was merged with and into its affiliate, ALAC, pursuant to the laws of Iowa and Indiana on September 30, 2008.

ALAC’s primary business is the marketing, underwriting and issuance of individual policies of life insurance and annuities and the subsequent servicing of those policies and annuities. ALAC markets those policies through independent agents and is licensed to do business in the District of Columbia and all states except New York.

ALAC is obligated to pay all benefits under the Contract.

ALAC Separate Account 1

ALAC Separate Account 1 (initially known as IL Annuity and Insurance Co. Separate Account 1) was formed as a separate account under Massachusetts’ insurance law on November 1, 1994. When IL Annuity and Insurance Co. redomesticated to Kansas on December 29, 2000, the separate account became subject to the laws of the State of Kansas. On June 30, 2003 in connection with the merger of IL Annuity and Insurance Company with and into ILICO, IL Annuity and Insurance Co. Separate Account 1 changed its name to ILICO Separate Account 1 and became subject to the laws of the State of Indiana. On September 30, 2008, in connection with the merger of ILICO with and into ALAC, ILICO Separate Account 1 changed its name to ALAC Separate Account 1 and became subject to the laws of the State of Iowa.

The separate account will receive and invest net premium payments made under the Contracts and under other variable annuity contracts issued by ALAC.

Although the assets in the separate account are our property, the portion of the assets in the separate account equal to the reserves and other contract liabilities of the separate account are not chargeable with the liabilities arising out of any other business that we may conduct and that has no specific relation to or dependence upon the separate account. The assets of the separate account are available to cover our general liabilities only to the extent that the separate account’s assets exceed its liabilities arising under the Contracts and any other contracts supported by the separate account. We have the right to transfer to the general account any assets of the separate account that are in excess of reserves and other contract liabilities. All obligations arising under the Contracts are our general corporate obligations. Income, gains and losses, whether or not realized, from assets allocated to the separate account are credited to or charged against the separate account without regard to other income, gains or losses of any other separate account or of the Company.

The separate account is divided into variable accounts. Each variable account invests exclusively in shares of a single corresponding portfolio. The income, gains and losses, whether or not realized, from the assets allocated to each variable account are credited to or charged against that variable account without regard to income, gains or losses from any other variable account.

The separate account has been registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the “1940 Act”) and meets the definition of a separate account under the federal securities laws. Registration with the SEC does not involve supervision of the management or investment practices or policies of the separate account, the funds or of us by the SEC.

the portfolios

Each variable account of the separate account invests exclusively in shares of a designated portfolio of a Fund. Shares of each portfolio are purchased and redeemed at net asset value, without a sales charge. Each Fund currently available under the Contract is registered with the SEC under the 1940 Act as an open-end, management investment company.

The assets of each portfolio of each Fund are separate from the assets of that Fund’s other portfolios, and each portfolio has separate investment objectives and policies. As a result, each portfolio operates as a separate investment portfolio and the income or losses of one portfolio has no effect on the investment performance of any other portfolio.

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Each of the Funds is managed by an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended. Each investment adviser is responsible for the selection of portfolio investments. These investments must be consistent with the investment objective, policies, and restrictions of that portfolio.

In addition, the investment objectives and policies of certain portfolios are similar to the investment objectives and policies of other portfolios that may be managed by the same investment adviser or manager. The investment results of the portfolios, however, may be higher or lower than the results of other such portfolios. We make no assurance, and no representation, that the investment results of any of the portfolios will be comparable to the investment results of any other portfolio, even if the other portfolio has the same investment adviser or manager.

An investment in a variable account, or in any portfolio, including the Money Market Portfolio, is not insured or guaranteed by the U.S. Government and there can be no assurance that the Money Market Portfolio will be able to maintain a stable net asset value per share. During extended periods of low interest rates and due to insurance charges, the yields of the Money Market variable account may also become extremely low and possibly negative.

We cannot guarantee that each portfolio will always be available for this Contract. Shares of each portfolio are purchased and redeemed at net asset value, without a sales charge.

Investment Objectives of the Portfolios

The investment objective of each portfolio is summarized below. We give no assurance that any portfolio will achieve its stated objectives. You can find more detailed information, including a description of risks, fees and expenses of each portfolio in the prospectuses for the Funds. For a copy of a current portfolio prospectus, please contact the Service Center.

Certain portfolios have similar investment objectives and/or policies. You should carefully read the prospectuses for the portfolios before you invest.

Investment Objectives of the Portfolios

Portfolio	Investment Objective/Investment Adviser

The Alger American MidCap Growth Portfolio (Class O Shares)	Seeks long-term capital appreciation by investing at least 80% of its net assets in equity securities of companies with total market capitalization within the range of companies included in the Russell Midcap Growth Index or the S&P MidCap 400 Index (from $263 million to $42 billion, as of December 31, 2007). Investment adviser is Fred Alger Management, Inc.

The Alger American SmallCap Growth Portfolio (Class O Shares)	Seeks long-term capital appreciation by investing at least 80% of its net assets in equity securities of companies with total market capitalization within the range of companies included in the Russell 2000 Growth Index or the S&P SmallCap 600 Index (from $47 million to $8.3 billion, as of December 31, 2007). Investment adviser is Fred Alger Management, Inc.

Fidelity Variable Insurance Products Fund Asset Manager: Growth Portfolio (Initial Class)	Seeks to maximize total return by allocating its assets among stocks, bonds, short-term instruments, and other investments. Investment adviser is Fidelity Management & Research Company; subadvisers are Fidelity Investments Money Management, Inc., FMR Co., Inc., and Fidelity Research & Analysis Company.

Fidelity Variable Insurance Products Fund Contrafund® Portfolio (Initial Class)	Seeks long-term capital appreciation by investing primarily in “growth” and/or “value” common stocks. Investment adviser is Fidelity Management & Research Company; subadvisers are FMR Co., Inc. and Fidelity Research & Analysis Company.

Fidelity Variable Insurance Products Fund Equity-Income Portfolio (Initial Class)	Seeks reasonable income and considers the potential for capital appreciation. Investment adviser is Fidelity Management & Research Company; subadvisers are FMR Co., Inc. and Fidelity Research & Analysis Company.

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Portfolio	Investment Objective/Investment Adviser

Fidelity Variable Insurance Products Fund Growth Portfolio (Initial Class)	Seeks to achieve capital appreciation. Investment adviser is Fidelity Management & Research Company; subadvisers are FMR Co., Inc. and Fidelity Research & Analysis Company.

Fidelity Variable Insurance Products Fund Index 500 Portfolio (Initial Class)	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the Standard & Poor’s 500 Index. Investment adviser is Fidelity Management & Research Company; subadvisers are Geode and FMR Co., Inc.

Fidelity Variable Insurance Products Fund Investment Grade Bond Portfolio (Initial Class)	Seeks as high a level of current income as is consistent with the preservation of capital by investing at least 80% of assets in investment-grade (i.e., medium and high quality) debt securities of all types and repurchase agreements for those securities. Investment adviser is Fidelity Management & Research Company; subadvisers are Fidelity Investments Money Management, Inc. and Fidelity Research & Analysis Company.

Fidelity Variable Insurance Products Fund Money Market Portfolio (Initial Class)	Seeks as high a level of current income as is consistent with preservation of capital and liquidity. Investment adviser is Fidelity Management & Research Company; subadvisers are Fidelity Investments Money Management, Inc. and Fidelity Research & Analysis Company.

Premier VIT OpCap Managed Portfolio	Seeks growth of capital over time by investing in common stocks, bonds, and cash equivalents. Investment adviser is OpCap Advisors LLC; subadviser is Oppenheimer Capital LLC.

Premier VIT NACM Small Cap Portfolio (formerly OpCap Small Cap Portfolio)	Seeks capital appreciation through a diversified portfolio consisting primarily of securities of smaller market capitalization companies at the time of purchase. Investment adviser is OpCap Advisors LLC; subadviser is Nicholas-Applegate Capital Management LLC.

T. Rowe Price Fixed Income Series Limited-Term Bond Portfolio	Seeks a high level of income consistent with moderate fluctuations in principal value. The Portfolio invests up to 80% of its net assets in bonds, and may invest up to 10% of its assets in below investment-grade securities (commonly referred to as “junk bonds”). Investment adviser is T. Rowe Price Associates, Inc.

T. Rowe Price International Series International Stock Portfolio	Seeks long-term capital growth through investments primarily in the common stocks of established, non-U.S. companies. Investment adviser is T. Rowe Price International, Inc.

Van Eck Worldwide Insurance Trust Worldwide Hard Assets Fund (Initial Class Shares)	Seeks long-term capital appreciation by investing primarily in “hard asset” securities. Investment adviser is Van Eck Associates Corporation.

Availability of the Funds

We cannot guarantee that each portfolio will always be available for investment through the Contracts.

We reserve the right, subject to compliance with applicable laws and regulations, to add new portfolios or portfolio classes, close existing portfolios or portfolio classes to allocations of new premiums or contract value by existing owners or new Contract Owners at any time, or substitute portfolio shares that are held by any variable account for shares of a different portfolio. We will not substitute any shares without notice and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law. New or substitute portfolios may have different fees and expenses and their availability may be limited to certain classes of purchasers. The Funds, which sell their shares to the variable accounts pursuant to participation

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agreements, also may discontinue offering their shares to the variable accounts.

We also reserve the right in our sole discretion to establish additional variable accounts or eliminate or combine one or more variable accounts, if marketing needs, tax considerations or investment conditions warrant. We will determine if new or substituted variable accounts will be available to existing contract owners. Subject to obtaining any approvals or consents required by law, we may transfer the assets of one or more variable accounts to any other variable account if, in our sole discretion, marketing, tax, or investment conditions warrant. For additional information regarding substitutions of investments and resolving conflicts among Funds, call the Service Center for a free copy of the SAI.

the pay-in period

The pay-in period begins when your first premium payment is made and continues until you begin to receive annuity payments on the Annuity Start Date. The pay-in period will also end if you fully withdraw all of your contract value before the Annuity Start Date.

Purchasing a Contract

Notwithstanding anything to the contrary in this prospectus, the Contract is no longer offered for sale. However, ALAC continues to accept new premiums on, and process transactions for, existing Contracts.

Premium Payments

Premium payments generally must be at least $1,000 ($50 for IRAs). You may make premium payments at any time until the earliest of: (a) the Annuity Start Date; (b) the date you fully withdraw all contract value; or (c) the date you reach age 85 (age 70 1/2 for traditional IRAs), although we may grant exceptions.

In any one contract year, we will not accept premium payments that total more than two times your first premium payment. We will not accept total premium payments in excess of $250,000. However, we reserve the right to waive these limitations.

Under the Automatic Premium Payment Plan, you may select a monthly payment schedule under which we will automatically deduct premium payments from a bank or credit union account or other source. The minimum amount of such payment is $1,000 per month.

Cancellation — the Free-Look Period

You have the right to cancel the Contract for any reason within 10 days after you receive it (or within 20 days of receipt if the Contract is replacing another annuity contract or insurance policy). In some jurisdictions, this period may be longer than 10 days. To cancel the Contract, you must send a written or faxed request for cancellation and the returned Contract to the Service Center before the end of the free-look period. You may fax your request and Contract to 1-800-334-2023.

The amount that we will refund to you will vary according to state requirements. In most states, we will refund to you an amount equal to the sum of:

•	the difference between the premium payments you paid and the amounts you allocated to the variable accounts and the fixed account under the Contract; and
•	the contract value as of the date we receive the Contract and the written or faxed request for cancellation at the Service Center.

You bear the investment risk for net premium payments allocated to the variable accounts during the free-look period.

A few states require us to return premium payments upon cancellation. If state law requires that premium payments be returned, we will refund to you the greater of:

•	the premium payments you paid under the Contract; and
•	the contract value (without the deduction of a withdrawal charge) on the date we receive your Contract and your written or faxed request for cancellation at our Service Center, plus any premium taxes we deducted.

In those states where we must return premium payments, we will place the money you allocated to a variable account into the Money Market variable account for a 15-day period following the date of issue. At the end of that period, we will direct the amount in the Money Market variable account to the variable accounts you selected on your application based on the allocation percentages you specified.

We will pay you a refund within 7 days after we receive your written or faxed request and the Contract at the Service Center.

Once we issue your refund, your Contract will be void and cannot be reinstated.

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Tax-Free “Section 1035” Exchanges

You can generally exchange one annuity contract for another in a ’tax-free exchange’ under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both contracts carefully. Remember that if you exchange another contract for the one described in this prospectus, you might have to pay a surrender or withdrawal charge. If the exchange does not qualify for Section 1035 tax treatment, you may have to pay federal income tax, including a possible penalty tax, on your old contract. There will be a new withdrawal charge period for this Contract and other charges may be higher (or lower) and the benefits may be different. You should not exchange another contract for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person trying to sell you this Contract (that person will generally earn a commission if you buy this contract through an exchange or otherwise).

Designating Your Investment Options

When you fill out your application, you will give us instructions on how to allocate your first net premium payment among the fourteen variable accounts and the fixed account. The amount you direct to a particular variable account and/or to the fixed account must equal at least 1% of the premium payment.

Once we receive your premium payment and your completed application at the Service Center, we will issue your Contract and direct your first net premium payment within two (2) business days to the variable accounts and/or the fixed account in accordance with your instructions, subject to the limitations set forth above under “Cancellation — The Free Look Period.”

If you did not give us all the information we need, we will contact you. If we cannot complete the application within five (5) business days, we will either send back your money immediately or obtain your permission to keep your money until we receive all the necessary information. Once the application is complete, we will direct your first net premium payment to the variable accounts and/or the fixed account according to your instructions within two business days, subject to the free look provisions.

We will credit any additional net premium payments you make to your Contract at the accumulation unit value computed at the end of the business day on which we receive them at our Service Center. Our business day closes when the New York Stock Exchange closes, usually at 3 p.m. Central Time. If we receive your premium payments after the close of our business day, we will calculate and credit them the next business day. We will direct your net premium payment to the variable accounts and/or the fixed account according to your instructions in effect at the time we receive it. However, you may direct individual premium payments to a specific variable account and/or to the fixed account without changing your instructions. You may change your instructions directing your investments at any time by sending us a written or faxed request or by telephone authorization. Changing your instructions will not change the way existing contract value is apportioned among the variable accounts or the fixed account.

The contract value you direct to a variable account will vary with the investment experience of that variable account. You bear the entire investment risk for amounts you allocate to the variable accounts. You should periodically review your premium payment allocation instructions in light of market conditions and your overall financial objectives.

Choosing the Owners, Annuitants and Beneficiaries

You are the annuitant, unless you state otherwise in the application. In certain cases, you may choose joint annuitants. Unless we permit otherwise, you may not change the annuitant(s) you name in the application without first transferring ownership of the Contract.

Naming different persons as owner and annuitant can affect the amount of the death benefit, whether an annuity payment is due, the amount of the annuity payment, and the recipient of the annuity payment. Use care when naming owners, annuitants and beneficiaries. If you have any questions concerning the criteria you should use when choosing the owners, annuitants and beneficiaries, consult your registered representative.

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your contract value

Separate Account Value

Your separate account value will reflect the investment experience of variable accounts you select, any net premium payments paid, any full or partial withdrawals, any transfers, and any charges assessed in connection with the Contract. We do not guarantee a minimum separate account value. A Contract’s separate account value depends upon a number of variables, therefore it cannot be predetermined.

Calculating Separate Account Value

Your separate account value is determined at the end of each business day. The value will be the total of your Contract’s value in each of the variable accounts. We determine your Contract’s value in each variable account by multiplying that variable account’s unit value for the relevant valuation period by the number of accumulation units of that variable account allocated to the Contract.

Number Of Accumulation Units

At the end of each business day, any amounts you allocate or transfer to the variable accounts will be converted into variable account accumulation units. We determine the number of accumulation units to be credited to your Contract by dividing the dollar amount being allocated or transferred to a variable account by the accumulation unit value for that variable account at the end of the business day during which the amount was allocated or transferred. The number of accumulation units in any variable account will be increased at the end of the business day by any net premium payments allocated to the variable account during the current business day and by any amounts transferred to the variable account from another variable account or from the fixed account during the current business day.

Any amounts transferred, withdrawn or deducted from a variable account will be processed by redeeming accumulation units. The number of accumulation units to be redeemed is determined by dividing the dollar amount being removed from a variable account by the accumulation unit value for that variable account at the end of the business day during which the amount was removed. The number of accumulation units in any variable account will be decreased at the end of the business day by:

•	any amounts transferred (including any applicable transfer fee) from that variable account to another variable account or to the fixed account;
•	any amounts withdrawn;
•	any withdrawal charge or premium tax assessed upon a partial or full withdrawal; and
•	the quarterly contract fees if assessed on that business day.

Accumulation Unit Value

The accumulation unit value for each variable account’s first business day was set at $10. The accumulation unit value for a variable account is calculated for each subsequent business day by multiplying the accumulation unit value at the end of the immediately preceding business day by the Net Investment Factor for the business day for which the value is being determined. The Net Investment Factor reflects the separate account charges for the Contract that are assessed on a daily basis against the assets in each variable account.

You may obtain the formula for computing the Net Investment Factor by calling the Service Center for a free copy of the SAI.

transfers between investment options

General

Before the Annuity Start Date and subject to the restrictions described below, you may transfer all or part of your contract value in a variable account or the fixed account to another variable account or the fixed account.

If you transfer money out of an Eligible Variable Account, you will reduce the value of the Eligible Premium Payments on which the Maturity Benefit is based. (See “Maturity Benefit.”) It is important that you read the section on “the Maturity Benefit” before you make a transfer.

Transfers to the fixed account must be at least $1,000. Before the Annuity Start Date, you may transfer up to 20% of the fixed account value (as determined at the beginning of the contract year) from the fixed account to one or more of the variable accounts in any contract year. We measure a contract year from the anniversary of the day we issued your Contract. We do not charge a transfer fee for transfers from the fixed account to one or

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more variable accounts and such a transfer is not considered a transfer for purposes of assessing a transfer charge.

We will make transfers as of the business day on which we receive your written or faxed request or telephone authorization to transfer, provided we receive it at our Service Center before the close of our business day, usually 3:00 p.m. Central Time. The transfer will be processed based on the accumulation unit value determined at the end of the business day on which we receive your completed order. If we receive your request after the close of our business day, we will make the transfers as of the next business day. There currently is no limit on the number of transfers that you can make prior to the Annuity Start Date among or between variable accounts or to the fixed account.

We reserve the right to modify, restrict, suspend or eliminate the transfer privileges (including the telephone transfer facility) at any time, for any class of Contracts, for any reason. In particular, we reserve the right not to honor transfers requested by a third party holding a power of attorney from you where that third party requests simultaneous transfers on your behalf of two or more Contracts.

Excessive Trading Limits

This Contract is not designed for use by organizations or individuals engaged in market timing or for use by investors who make frequent transfers, programmed transfers, transfers into and then out of a variable account in a short period of time, or transfers of large amounts at one time (“Disruptive Trading”).

Market timing and other kinds of Disruptive Trading can increase your investment risks and have harmful effects for you, for other Contract Owners, for the Fund portfolios, and for other persons who have material rights under the Contracts, such as insureds and beneficiaries. These risks and harmful effects include:

•	dilution of the interests of long-term investors in a variable account if market timers manage to transfer into a Fund portfolio at prices that are below the true value or to transfer out of the Fund portfolio at prices that are above the true value of the Fund portfolio’s investments (some market timers attempt to do this through methods known as “time-zone arbitrage” and “liquidity arbitrage”);
•	reduced investment performance due to adverse effects on portfolio management by:

o	impeding a portfolio manager’s ability to sustain an investment objective;
o	causing the Fund portfolio to maintain a higher level of cash than would otherwise be the case;
o	causing a Fund portfolio to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals or transfers out of the Fund portfolio; and

•	increased costs to you in the form of increased brokerage and administrative expenses. These costs are borne by all Contract Owners invested in those variable accounts, not just those making the transfers.

Policy Against Disruptive Trading. We have adopted policies and procedures that are intended to detect and deter market timing and other forms of Disruptive Trading (which may vary for certain variable accounts at the request of the Fund portfolios). We do not make special arrangements or grant exceptions or waivers to accommodate any persons or class of persons with regard to these policies and procedures. Do not invest with us if you intend to conduct market timing or potentially Disruptive Trading.

For these purposes, we do not include transfers made pursuant to Dollar Cost Averaging or Automatic Account Balancing.

Detection. We monitor the transfer activities of owners, or intermediaries acting on their behalf, in order to detect market timing and other forms of Disruptive Trading activity. However, despite our monitoring we may not be able to detect or halt all Disruptive Trading activity. Our ability to detect Disruptive Trading, and to consistently apply our procedures to deter Disruptive Trading, may be limited by operational or technological systems, as well as by our ability to predict strategies employed by market timers to avoid detection. As a result, despite our efforts, there is no assurance that we will be able to identify and curtail all Disruptive Trading by such Contract Owners or intermediaries acting on their behalf.

In addition, because other insurance companies (and retirement plans) with different market timing policies and procedures may invest in the Fund portfolios, we cannot guarantee that all harmful trading will be detected or that a Fund portfolio will not suffer harm from Disruptive Trading in the variable accounts of variable products issued by these other insurance companies (or retirement plans) that invest in the Fund portfolios.

As a result, to the extent we are not able to detect Disruptive Trading activity, or other insurance companies (or retirement plans) fail to detect such activity, it is possible that a market timer may be able to engage in Disruptive Trading transactions

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that may interfere with Fund portfolio management and cause you to experience detrimental effects such as increased costs, lower performance and a dilution of your interest in a Fund portfolio.

Deterrence. We impose limits on transfer activity within the Contract in order to deter Disruptive Trading.

We reserve the right to restrict transfers if we determine, in our sole opinion, that you are engaging in a pattern of transfers that may disadvantage Contract Owners. In making this determination, we will consider, among other things:

•	the total dollar amount being transferred;
•	the number of transfers you make over a period of time;
•	whether your transfers follow a pattern designed to take advantage of short term market fluctuations, particularly within certain Fund portfolios;
•	whether your transfers are part of a group of transfers made by a third party on behalf of individual Contract Owners in the group; and
•	the investment objectives and/or size of the Fund portfolio.

We also reserve the right to reverse a potentially harmful transfer if a Fund portfolio refuses or reverses our order; in such instances, some Contract Owners may be treated differently than others in that some transfers will be reversed and others allowed.

We reserve the right to restrict transfers by any firm or any other third party authorized to initiate transfers on behalf of one or more Contract Owners if we determine such third party trader is engaging in a pattern of transfers that may disadvantage Contract Owners. In making this determination, we may, among other things:

•	reject the transfer instructions of any agent acting under a power of attorney on behalf of one or more Contract Owners, or
•	reject the transfer or exchange instructions of individual Contract Owners who have executed transfer forms which are submitted by market timing firms or other third parties acting on behalf of one or more Contract Owners.

We will notify affected Contract Owners before we limit transfers, modify transfer procedures or refuse to complete a transfer. Transfers made pursuant to participation in a dollar cost averaging, portfolio rebalancing, earnings sweep or asset allocation program are not subject to these disruptive trading procedures. See the sections of the Prospectus describing those programs for the rules of each program.

In addition to our internal policies and procedures, we will administer your variable annuity to comply with any applicable state, federal, and other regulatory requirements concerning transfers. To the extent permitted by law, we also reserve the right to defer the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Fund portfolios.

Under our current policies and procedures, we do not impose redemption fees on transfers;

Redemption fees, other transfer limits, and other procedures or restrictions may be more or less successful than ours in deterring market timing or other forms of Disruptive Trading and in preventing or limiting harm from such trading.

In the absence of a defensive transfer restriction (e.g., expressly limiting the number of trades within a given period or the size of trades), it is likely that some level of market timing and disruptive trading will occur before it is detected and steps are taken to deter it (although some level of market timing and disruptive trading can occur with a defensive transfer restriction). We do not impose defensive transfer restrictions and, therefore, it is likely that some level of Disruptive Trading will occur before we are able to detect it and take steps in an attempt to deter it.

We may revise our policies and procedures in our sole discretion at any time and without prior notice, as we deem necessary or appropriate (1) to better detect and deter market timing or other Disruptive Trading if we discover that our current procedures do not adequately curtail such activity, (2) to comply with state or federal regulatory requirements, or (3) to impose additional or alternative restrictions on owners engaging in frequent transfer activity among the underlying portfolios under the Contract. The actions we take will be based on policies and procedures that we apply uniformly to all Contract Owners.

Fund Portfolio Frequent Trading Policies. The Fund portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the Fund portfolios describe any such policies and procedures. The frequent trading policies and procedures of one Fund portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of another Fund portfolio and the policies and procedures we have adopted for the Contract to discourage market timing and other programmed, large, frequent, or short-term transfers. You should be aware that we may not have the contractual ability or the operational capacity to monitor Contract Owners’ transfer requests and apply the frequent trading

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policies and procedures of the respective Fund portfolios that would be affected by the transfers. Accordingly, Contract Owners and other persons with material rights under our variable annuities should assume that any protection that they may have against potential harm from Disruptive Trading is the protection, if any, provided by the policies and procedures we have adopted for our variable annuities to discourage market timing.

You also should be aware that, as required by SEC regulation, we have entered into a written agreement with each Fund or principal underwriter that obligates us to provide the Fund, upon written request, with information about you and your trading activities in the Fund’s portfolios. In addition, we are obligated to execute instructions from the Funds that may require us to restrict or prohibit your investment in a specific portfolio if the Fund identifies you as violating the frequent trading policies that the Fund has established for that portfolio.

Omnibus Order. Contract Owners and other persons with material rights under the variable annuities also should be aware that the purchase and redemption orders received by the Fund portfolios generally are “omnibus” orders from intermediaries such as retirement plans and separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual owners of variable insurance products. The omnibus nature of these orders may limit the ability of the Fund portfolios to apply their respective Disruptive Trading policies and procedures. We cannot guarantee that the Fund portfolios will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the Fund portfolios. These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage harmful transfer activity, it will affect other owners of Fund portfolio shares, as well as the owners of all of the variably annuity or variable life insurance contracts, including ours, whose variable investment options correspond to the affected Fund portfolios. In addition, if a Fund portfolio believes that an omnibus order we submit may reflect one or more transfer requests from Contract Owners engaged in Disruptive Trading, the Fund portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

Transfer Fee

We will impose a transfer fee of $25 for the thirteenth and each subsequent transfer request you make per contract year from and among the variable accounts. We do not charge a transfer fee for transfers from the fixed account to one or more variable accounts and such a transfer is not considered a transfer for purposes of assessing a transfer charge. See “Fees and Charges.”

contract owner services

Dollar Cost Averaging

The Dollar Cost Averaging (“DCA”) program permits you to systematically transfer (on a monthly or quarterly basis) a set dollar amount from one or more variable accounts or the fixed account to any other variable accounts. The fixed dollar amount will purchase more accumulation units of a variable account when their value is lower and fewer units when their value is higher. Over time, the cost per unit may average out to be less than if all purchases of units had been made at the highest value and greater than if all purchases had been made at the lowest value. The DCA method of investment reduces the risk of making purchases only when the price of accumulation units is high. It does not assure a profit or protect against a loss in declining markets.

You may elect to participate in the DCA program at any time before the Annuity Start Date, by sending us a written request. To use the DCA program, you must transfer at least $100 to each variable account. Once you elect the program, it remains in effect for the life of the Contract until the value of the variable account from which transfers are being made is depleted, and/or the value of the fixed account is expended, or until you cancel the program by written request or by telephone request if we have your telephone authorization on file. There is no additional charge for DCA, and a transfer under this program is not considered a transfer for purposes of assessing a transfer change. We reserve the right to discontinue offering the DCA program at any time and for any reason.

DCA from an Eligible Variable Account will reduce the value of the Eligible Premium Payment on which the Maturity Benefit is based.

Interest Sweep

Before the Annuity Start Date, you may elect to have any interest credited to the fixed account

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automatically transferred on a quarterly basis to one or more variable accounts. There is no charge for interest sweep transfers and an interest sweep transfer is not considered a transfer for purposes of assessing a transfer charge. Amounts transferred out of the fixed account due to an interest sweep transfer are counted toward the 20% of fixed account value that may be transferred out of the fixed account during any contract year. We reserve the right to discontinue offering the Interest Sweep program at any time and for any reason.

Automatic Account Balancing

Once your money has been allocated among the variable accounts, the performance of each variable account may cause your allocation to shift. You may instruct us to automatically rebalance your variable account values (on a monthly or quarterly basis) to return to the percentages specified in your allocation instructions. You may elect to participate in the Automatic Account Balancing program when you complete your application or at any other time before the Annuity Start Date by sending us a written request. Your percentage allocations must be in whole percentages and be at least 1% per allocation. You may start and stop Automatic Account Balancing at any time by sending us a written request or by telephone request, if we have your telephone authorization on file. There is no additional charge for using Automatic Account Balancing, and an Automatic Account Balancing transfer is not considered a transfer for purposes of assessing a transfer charge. We reserve the right to discontinue offering the Automatic Account Balancing program at any time and for any reason.

Automatic Account Balancing from an Eligible Variable Account will reduce the value of the Eligible Premium Payments on which the Maturity Benefit is based.

access to your money

Contract owners may withdraw some or all of their contract value before the earlier of the Annuity Start Date or the annuitant’s death. We must receive, by mail or facsimile at our Service Center, a properly completed withdrawal request that contains your original signature.

If you live in a community property state, your spouse must also sign the withdrawal request.

You may have to pay federal income taxes on any money you withdraw. If you take a withdrawal before age 59 1/2, a federal penalty tax may apply. Access to amounts in Qualified Contracts may be restricted or prohibited.

We will pay any amounts withdrawn from the variable accounts within 7 days. However, we may suspend or postpone payment under the conditions specified below. See “Payments.”

Full Withdrawals

At any time before the Annuity Start Date, you may withdraw fully from the Contract for its surrender value.

When you request a full withdrawal, your Contract must accompany your written request. Withdrawal proceeds are sent to the address of record. We will not accept faxed requests for full withdrawals.

The surrender value is equal to:

•	the contract value; minus
•	any applicable withdrawal charges; minus
•	any premium taxes not previously deducted; and minus
•	the quarterly contract fee unless waived.

For Qualified Contracts, any outstanding loan balance is also deducted.

The value you receive upon full withdrawal may be more or less than the total of all premium payments made to the Contract.

The surrender value will be determined as of the business day on which we receive your written request for a full withdrawal, plus your Contract, at our Service Center provided we receive them before the close of our business day, usually 3:00 p.m. Central Time. If we receive them after the close of our business day, we will determine the surrender value as of the next business day. The surrender value will be paid in a lump sum unless you request payment under a payout plan. A full withdrawal may have adverse federal income tax consequences, including a penalty tax. See “Federal Tax Matters.”

Partial Withdrawals

At any time before the Annuity Start Date, you may send a written request to us to withdraw part of your contract value. You must withdraw at least $250.

We will accept faxed requests for partial withdrawals, provided the requests are received at 1-800-334-2023, and the withdrawal proceeds are being sent to the address of record.

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We will withdraw the amount you request from the contract value as of the business day on which we receive your written request for the partial withdrawal at our Service Center, provided we receive it before the close of our business day, usually 3:00 p.m. Central Time. If we receive your request after the close of our business day, we will make the withdrawal as of the next business day. We will then reduce the amount remaining in the Contract by any applicable withdrawal charge. Your contract value after a partial withdrawal must be at least $1,000. If your contract value after a partial withdrawal is less than $1,000, we reserve the right to pay you the surrender value in a lump sum.

You may specify how much you wish to withdraw from each variable account and/or the fixed account. If you do not specify, or if you do not have sufficient assets in the variable accounts or fixed account you specified to comply with your request, we will make the partial withdrawal on a pro rata basis from the fixed account and those variable accounts in which you are invested. We will base the pro rata reduction on the ratio that the value in each variable account and the fixed account has to the entire contract value before the partial withdrawal.

If you withdraw money from an Eligible Variable Account, you will reduce the value of the Eligible Premium Payments on which your Maturity Benefit is based. It is important that you read the section on “the maturity benefit” before you make a withdrawal.

For purposes of calculating the Maturity Benefit, withdrawals from the variable accounts and the fixed account will be accounted for on a last-in, first-out (“LIFO”) basis. For purposes of calculating the withdrawal charge, all withdrawals will be deemed to be first from premium payments, then from earnings. (See “Withdrawal Charge.”)

Income taxes, tax penalties and certain restrictions may apply to any withdrawal you make. See “Federal Tax Matters.”

Systematic Withdrawal

The Systematic Withdrawal program provides an automatic monthly or quarterly payment to you from the amounts you have accumulated in the variable accounts and/or the fixed account. The minimum amount you may withdraw is $100. The maximum amount that may be transferred and withdrawn out of the fixed account in any contract year under all circumstances (transfers, systematic withdrawals and partial withdrawals) is 20% of the fixed account value as determined at the beginning of the contract year. To use the program, you must maintain a $1,000 balance in your Contract. You may elect to participate in the Systematic Withdrawal program at any time before the Annuity Start Date by sending a written request to our Service Center. Once you elect the program, it remains in effect unless the balance in your Contract drops below $1,000. You may cancel the program at any time by sending us a written request or by calling us by telephone if we have your telephone authorization on file.

We will assess a withdrawal charge on these withdrawals, unless the amount you withdraw under the Systematic Withdrawal program qualifies as a free withdrawal amount or unless withdrawal charges no longer apply to the amounts withdrawn. Withdrawals under the Systematic Withdrawal program are permitted a free withdrawal amount during the first contract year. You should check with the Service Center each month before a systematic withdrawal is taken to learn whether withdrawal charges would apply. We do not deduct any other charges for this program.

All systematic withdrawals will be paid to you on the same day each month, provided that day is a business day. If it is not, then payment will be made on the next business day. You can only elect to receive payments on the 1st through the 28th of the month. Systematic withdrawals may be taxable, subject to withholding, and subject to a 10% penalty tax. We reserve the right to discontinue offering the Systematic Withdrawal program at any time and for any reason.

Systematic withdrawals from an Eligible Variable Account will reduce the value of the Eligible Premium Payment on which the Maturity Benefit is based.

Full and Partial Withdrawal Restrictions

Your right to make full and partial withdrawals is subject to any restrictions imposed by any applicable law or employee benefit plan.

Restrictions on Distributions from Certain Types of Contracts

There are certain restrictions on full and partial withdrawals from Contracts used as funding vehicles for the tax code section 403(b) retirement programs. Section 403(b)(11) of the tax code restricts the distribution under section 403(b) annuity contracts of elective contributions made in years beginning after December 31, 1988; earnings on those contributions; and earnings in such years on amounts held as of the last year beginning before January 1, 1989.

Distributions of those amounts may only occur upon the death of the employee, attainment of age 59 1/2, severance from employment, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

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contract loans

If your Contract is issued to you in connection with retirement programs meeting the requirements of section 403(b) of the tax code other than those programs subject to Title I of the Employee Retirement Income Security Act of 1974, you may borrow from us using your Contract as collateral. Loans such as these are subject to the provisions of any applicable retirement program and to the tax code. You should therefore consult your tax and retirement plan advisers before taking a contract loan.

At any time prior to the year you reach age 70 1/2, you may borrow the lesser of:

•	the maximum loan amount permitted under the tax code; or
•	90% of the surrender value of your Contract less any existing loan amount, determined as of the date of the loan.

Loans that exceed the maximum amount permitted under the tax code will be treated as a taxable distribution rather than a loan. The minimum loan amount is $1,000. We will only make contract loans after approving your written application. You must obtain the written consent of all assignees and irrevocable beneficiaries before we will give a loan.

When a loan is made, we will transfer an amount equal to the amount borrowed from separate account value or fixed account value to the loan account. The loan account is part of our general account and contract value in the loan account does not participate in the investment experience of any variable account or fixed account. You must indicate in the loan application from which variable accounts or fixed account, and in what amounts, contract value is to be transferred to the loan account. In the absence of any such instructions from you, the transfer(s) are made pro rata on a last-in, first-out (“LIFO”) basis from all variable accounts having separate account value and from the fixed account. You may repay the loans at any time before the Annuity Start Date. Upon the repayment of any portion of a loan, we will transfer an amount equal to the repayment from the loan account to the variable account(s) or fixed account as designated by you or according to your current premium payment allocation instructions.

We charge interest on contract loans at an effective annual rate of 6.0%. We pay interest on the contract value in the loan account at rates we determine from time to time but never less than an effective annual rate of 3.0%. Consequently, the net cost of a loan is the difference between 6.0% and the rate being paid from time to time on the contract value in the loan account. We may declare from time to time higher current interest rates. Different current interest rates may be applied to the loan account than the rest of the fixed account. If not repaid, loans will automatically reduce the amount of any death benefit, the amount payable upon a partial or full withdrawal of contract value and the amount applied on the Annuity Start Date to provide annuity payments.

In addition, in order to comply with the requirements of the tax code, loans must be repaid in substantially equal installments, at least quarterly, over a period of no longer than five years (which can be longer for certain home loans). If these requirements are not satisfied, or if the Contract terminates while a loan is outstanding, the loan balance will be treated as a taxable distribution and may be subject to penalty tax. Additionally, the treatment of the Contract under section 403(b) of the tax code may be adversely affected.

Any loan amount outstanding at the time of your death or the death of the annuitant is deducted from any death benefit paid. In addition, a contract loan, whether or not repaid, will have a permanent effect on the contract value because the investment experience of the separate account and the interest rates applicable to the fixed account do not apply to the portion of contract value transferred to the loan account. The longer the loan remains outstanding, the greater this effect is likely to be.

Default of Contract

In the event that the loan amount approaches the surrender value of the contract, the Service Center will send you a notice requesting a response within 14 days. We will not terminate your contract if we do not receive a response from you. However, if at any time, the loan amount of a Contract exceeds the surrender value, the Contract will be in default. In this event, we will send you a written notice of default stating the amount of loan repayment needed to reinstate the Contract, stating that the IRS has been notified and that you should consult a tax adviser. You will have 60 days, from the day the notice is mailed, to pay the stated amount. If we do not receive the required loan repayment within 60 days, we will terminate the Contract without value.

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death benefits

Death Benefit Before the Annuity Start Date

If the annuitant dies before the Annuity Start Date, the death benefit is an amount equal to the greater of:

•	the sum of all premium payments made under the Contract, less partial withdrawals as of the date we receive due proof of the deceased’s death and payment instructions; or
•	contract value as of the date we receive due proof of the deceased’s death and payment instructions.

In determining the death benefit, we will also subtract any applicable premium taxes not previously deducted. If the Contract is a Qualified Contract, we will also deduct any outstanding loan amount on the date the death benefit is paid from the death benefit.

Distribution Upon the Owner’s Death

If the Contract is owned by joint owners and one owner dies prior to the Annuity Start Date, the surviving owner becomes the sole owner. If the Contract is owned by one person and a contingent owner is named, the contingent owner will become the owner if the sole owner dies. If there is no surviving owner, your estate will become the surviving owner. If you or the joint owner who is the annuitant dies before the Annuity Start Date, then the provisions relating to the death of an annuitant (described below) will govern.

If you are not the annuitant and you die before the annuitant and before the Annuity Start Date, then the following options are available to your surviving owner:

1.	the surviving owner may elect to receive the contract value, less any premium taxes not yet deducted, in a single sum within 5 years of the deceased owner’s death; or

2.	such surviving owner may elect to receive the contract value paid out under one of the approved payout plans, provided that distributions begin within one year of the deceased owner’s death and the distribution period under the payout plan is for the life of, or for a period not exceeding the life expectancy of, the surviving owner.

If the surviving owner does not elect one of the above plans, we will pay the contract value, less any premium taxes not yet deducted, within five years from the date of the deceased owner’s death.

However, if the surviving owner is the spouse of the deceased owner, the spouse may elect to continue the Contract as the new owner.

Under any of the distribution plans in this section, the surviving owner may exercise all ownership rights and privileges from the date of the deceased owner’s death until the date that the contract value is paid. Similar rules apply to Qualified Contracts. The above distribution requirements will apply only upon the death of the first joint owner.

Distribution Upon the Death of the Annuitant

If the annuitant (including an owner who is the annuitant) dies before the Annuity Start Date, we will pay the death benefit, described above in “Death Benefits Before the Annuity Start Date”, in a lump sum to your named beneficiaries within five years after the date of the annuitant’s death. If you have named two or more primary beneficiaries, they will share equally in the death benefit unless you have specified otherwise. If there are no living primary beneficiaries at the time of the annuitant’s death, payments will be made to those contingent beneficiaries who are living when payment of the death benefit is due. If all the beneficiaries have predeceased the annuitant, we will pay the death benefit to you, if living, or the annuitant’s estate. In lieu of a lump sum payment, the beneficiary may elect, within 60 days of the date we receive due proof of the annuitant’s death, to apply the death benefit to a payout plan.

If you are also the annuitant and you die, the provisions described immediately above apply, except that the beneficiary may only apply the death benefit payment to a payout plan if:

•	payments under the option begin within one (1) year of the annuitant’s death; and
•	payments under the option are payable over the beneficiary’s life or over a period not greater than the beneficiary’s life expectancy.

Death of Payee On or After the Annuity Start Date

If the payee dies on or after the Annuity Start Date, any joint payee becomes the sole payee. If there is no joint payee, the successor payee becomes the sole payee. If there is no successor payee, the remaining benefits are paid to the estate of the last surviving payee. The death of the payee on or after the Annuity Start Date will have the effect stated in the payout plan pursuant to which annuity payments

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are being made. If any Owner dies on or after the Annuity Start Date, any payments that remain must be made at least as rapidly as under the payout plan in effect on the date of the owner’s death.

the maturity benefit

The Maturity Benefit feature is not available if you purchased the Contract after December 31, 2001.

The Maturity Benefit guarantees a minimum value in the variable accounts on the later of the annuitant’s 70th birthday, or the Contract’s tenth anniversary, provided certain conditions are met. If the Contract is in the accumulation phase on the Maturity Benefit Date, we will calculate the Maturity Benefit for each Eligible Variable Account in which you have value. The Maturity Benefit will be credited to the contract value of an Eligible Variable Account only if the value of the Eligible Variable Account on the Maturity Benefit Date is less than:

•	the sum of the Eligible Premium Payments for such Eligible Variable Account; minus
•	a percentage of all prior withdrawals and transfers from the Eligible Variable Account.

Eligible Premium Payments are any premium payments that are allocated to a particular Eligible Variable Account at the time of payment, provided the payment was made at least ten (10) years prior to the Maturity Benefit Date.

We do not assess a charge for the Maturity Benefit.

The Maturity Benefit to be credited to each Eligible Variable Account on the Maturity Benefit Date is equal to:

•	the sum of the Eligible Premium Payments for that particular Eligible Variable Account; minus
•	a percentage of all prior withdrawals and transfers from that Eligible Variable Account; minus
•	the value of that Eligible Variable Account on the Maturity Benefit Date.

The Maturity Benefit Date is the later of the annuitant’s age 70 or 10 years after the date of issue. If the Contract is owned by joint owners who are spouses at the time one joint owner dies, the Maturity Benefit Date will become the date the surviving spouse attains age 70. If the Contract is owned by joint owners who are not spouses and one of the joint owners dies before the Maturity Benefit Date, the Maturity Benefit is not available to the sole surviving owner. Currently, all variable accounts are Eligible Variable Accounts. The Van Eck Worldwide Hard Assets variable account became an Eligible Variable Account on March 5, 1998. Only new allocations made to the Van Eck Worldwide Hard Assets variable account on or after March 5, 1998 will be treated as Eligible Premium Payments for purposes of calculating the Maturity Benefit on the Maturity Benefit Date, provided the new allocations have been held in that variable account for ten (10) years.

The Maturity Benefit will not be credited to contract value if you choose an Annuity Start Date that is earlier than the Maturity Benefit Date.

A transfer or a partial withdrawal of premium payments out of an Eligible Variable Account will reduce the amount of Eligible Premium Payments held in the Eligible Variable Account in the same proportion as the transfer or withdrawal reduced the value of the Eligible Variable Account. Examples #3, #4 and #6 below illustrate how this feature of the maturity benefit works.

For purposes of calculating the value of an Eligible Variable Account, we deem all transfers and withdrawals to be first a withdrawal of premium payments, then of earnings. Transfers out of an Eligible Variable Account include transfers resulting from Dollar-Cost Averaging or Automatic Account Balancing. Withdrawals out of an Eligible Variable Account include withdrawals resulting from the systematic withdrawal payments.

The following examples illustrate how the Maturity Benefit works:

Example #1:

Suppose you buy a Contract with a single premium payment of $50,000 at age 55 and immediately allocate the $50,000 to an Eligible Variable Account. You do not withdraw or transfer any amounts from the Eligible Variable Account. As of the Maturity Benefit Date (which is fifteen years later when you are age 70), the $50,000 qualifies as an Eligible Premium Payment because it was made fifteen years prior to the Maturity Benefit Date and so it meets the requirement that payment be made ten years prior to the Maturity Benefit Date.

On the Maturity Benefit Date (age 70), we will calculate the Maturity Benefit for the Eligible Variable Account. We will total the value of all Eligible Premium Payments in the Eligible Variable Account — in this case $50,000. If the value of the Eligible Variable Account on the Maturity Benefit Date is less than $50,000, IL Annuity will automatically credit the difference to contract value.

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Example #2:

Assume the same facts as in Example #1, except that you specify an Annuity Start Date of age 65 and begin to receive payments under one of the payout options available under the Contract. At age 70 (the Maturity Benefit Date), we do not calculate the Maturity Benefit and do not credit a Maturity Benefit to contract value. By selecting an Annuity Start Date (age 65) that is earlier than the Maturity Benefit Date (age 70), you forfeited all eligibility for the Maturity Benefit.

Example #3:

Assume the same facts as in Example #1, except that you transfer $40,000 from the Eligible Variable Account at age 69. At that time, the total value of the Eligible Variable Account is $100,000. The transfer of $40,000 reduced the value of the Eligible Variable Account by 40% ($40,000/ $100,000 = .40). No additional transfers or withdrawals are made prior to the Maturity Benefit Date. On the Maturity Benefit Date, the sum of the Eligible Premium Payments is $50,000 and is reduced by 40% to take into account the transfer at age 69 ($50,000 - .40 = $20,000), leaving $30,000 ($50,000 - $20,000 = $30,000). If on the Maturity Benefit Date the value of the Eligible Variable Account is less than $30,000, we will automatically credit the difference to contract value.

Example #4:

Assume the same facts as in Example #1, except that at age 65 you deposit (or transfer) an additional $50,000 premium payment into the Eligible Variable Account. At age 69, when the value of the Eligible Variable Account is $150,000, you withdraw $40,000. The withdrawal reduced the value of the Eligible Variable Account by 26.667% ($40,000/$150,000 = .26667). No additional transfers or withdrawals are made before the Maturity Benefit Date. On the Maturity Benefit Date, the sum of Eligible Premium Payments is $50,000. (The second premium payment of $50,000 does not qualify as an Eligible Premium Payment because it was made only five years prior to the Maturity Benefit Date and does not meet the requirement that payment be made ten years prior to the Maturity Benefit Date.) This sum is then reduced by 26.667% to take into account the transfer at age 69 ($50,000 - .26667 = $13,333.33), leaving $36,666.67 ($50,000 - $13,333.33 = $36,666.67). If on the Maturity Benefit Date the value of the Eligible Variable Account is less than $36,666.67, we will automatically credit the difference to your contract value.

Example #5:

Assume you deposit premium payments of $5,000 per year into the same Eligible Variable Account beginning at age 55 until the Maturity Benefit Date. By age 70, you had paid $75,000 in premium payments and had taken no withdrawals or transfers. The sum of the Eligible Premium Payments on the Maturity Benefit Date (age 70) is $25,000 because only the five premium payments made prior to age 60 ($5,000 - 5 = $25,000) meet the requirement that payment be made ten years prior to the Maturity Benefit Date. If on the Maturity Benefit Date the value of the Eligible Variable Account is less than $25,000, we will automatically credit the difference to contract value.

Example #6:

Assume the same facts as in Example #5, except that you transfer $10,000 out of the Eligible Variable Account at age 68 when the value of the Eligible Variable Account is $100,000. The transfer reduced the value of the Eligible Variable Account by 10% ($10,000/$100,000 = .10). The next year, you withdraw $9,000 when the value of the Eligible Variable Account is $90,000. The withdrawal reduced the value of the Eligible Variable Account by 10% ($9,000/$90,000 = .10). No additional transfers or withdrawals are made prior to the Maturity Benefit Date. On the Maturity Benefit Date the sum of the Eligible Premium Payments ($25,000) is reduced by 19% [$25,000 - (1-$10,000/$100,000) x (1 - $9,000/$90,000)] to take into account both the 10% transfer at age 68 and the 10% withdrawal at age 69 ($25,000 x .19 = $4,750), leaving $20,250 ($25,000 - $4,750 = $20,250). If on the Maturity Benefit Date the value of the Eligible Variable Account is less than $20,250, we will automatically credit the difference to contract value.

Example #7:

Spousal joint owners: If the Contract is owned by joint owners who are spouses at the time one of the joint owners dies, the surviving spouse may continue the Contract. The Maturity Benefit Date will become the date the surviving spouse attains age 70. On that date, we will calculate the Maturity Benefit for each Eligible Variable Account with value.

Example #8:

If the Contract is owned by joint owners who are not spouses and one of the joint owners dies, the Maturity Benefit is not available to the sole surviving owner.

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We will continue to pay a Maturity Benefit on premium payments allocated to an Eligible Variable Account if:

•	the portfolio underlying an Eligible Variable Account changes its investment objective;
•	we determine that an investment in the portfolio underlying an Eligible Variable Account is no longer appropriate in light of the purposes of the separate account; or
•	shares of a portfolio underlying an Eligible Variable Account are no longer available for investment by the separate account and we are forced to redeem all shares of the portfolio held by the Eligible Variable Account.

fees and charges

Withdrawal Charge

We do not deduct a charge for sales expenses from premium payments at the time premium payments are paid to us. However, we will deduct any applicable withdrawal charge if you fully or partially withdraw contract value before the Annuity Start Date. We do not assess a withdrawal charge on the death benefit or on annuity payments under an annuity payout plan with a life contingency or an annuity payout plan with at least 10 years of guaranteed payments.

In the event withdrawal charges are not sufficient to cover sales expenses, we bear the loss. Conversely, if the amount of such charges proves more than enough to cover such expenses, we will retain the excess. We do not currently believe that the withdrawal charges imposed will cover the expected costs of distributing the Contracts. Any shortfall will be made up from our general assets, which may include amounts derived from the mortality and expense risk charge.

Charge for Partial or Full Withdrawal

Prior to the Annuity Start Date, you will be charged for any partial or full withdrawal of premium payments during the first nine complete contract years. The withdrawal charge is assessed as a percentage of the amount withdrawn based on the number of years between the request for withdrawal and the date of issue and is based on the rates in the table below. The withdrawal charge is separately calculated for each withdrawal of contract value within the first nine years from the Contract’s date of issue. Amounts subject to the withdrawal charge will be deemed to be first from premium payments, then from earnings. No withdrawal charge applies to contract value in excess of aggregate premium payments.

Charge As
Percentage
Number Of	Of Premium
Contract Years	Payments

0-6	7.0%
7	6.0%
8	4.0%
9	2.0%
10	0%

Any applicable withdrawal charge is deducted pro-rata from the remaining value in the variable accounts or fixed account from which the withdrawal is being made. If the remaining separate account value or fixed account value is insufficient for this purpose, the withdrawal charge is deducted pro-rata from all variable accounts and the fixed account in which the Contract is invested based on the remaining contract value in each variable account and the fixed account.

Free Withdrawal Amount

In each contract year after the first contract year, you may withdraw up to 10% of contract value, as determined at the beginning of the contract year, without a withdrawal charge. This amount is called the free withdrawal amount. Any amounts withdrawn in excess of this 10% after the first and through the ninth complete contract year will be assessed a withdrawal charge. This right is not cumulative from contract year to contract year. Such withdrawals may be subject to the 10% federal penalty tax if you make them before age 59 1/2. They may also be subject to federal income tax. Withdrawals under the Systematic Withdrawal Program are permitted to take a free withdrawal amount during the first contract year.

Waiver of Withdrawal Charge

If state law permits, we will waive the withdrawal charge if the annuitant or the annuitant’s spouse is confined for a specified period to a hospital or a long term care facility. If the annuitant becomes terminally ill before the Annuity Start Date and if

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permitted by state law, we will waive the withdrawal charge on any full withdrawal or any partial withdrawal, provided the partial withdrawal is at least $500 and a $5,000 balance remains in the accounts after the withdrawal. We must receive your written request to waive the charge before the Annuity Start Date. These waivers are described in more detail in the Contract.

Under the terms of the Post-Secondary Education Rider, if you, your spouse, your child or the annuitant is enrolled in a college, university, vocational, technical, trade or business school, we will waive the withdrawal charge on one withdrawal of up to 20% of contract value in each contract year before the Annuity Start Date while the annuitant is alive, so long as this waiver is permitted by state law. The maximum withdrawal permitted under the Post-Secondary Education Rider, when combined with the free withdrawal amount, is 20% of contract value per contract year. Before the withdrawal, we must receive at our Service Center written proof of enrollment to our satisfaction within one (1) year of the date of enrollment.

Employee and Agent Purchases

If state law permits, we will waive the withdrawal charge on any full or partial withdrawals from Contracts sold to agents or employees of ALAC (or its affiliates and subsidiaries).

Contract Fee

At the end of each Contract quarter (or on the date of full withdrawal of contract value) before the Annuity Start Date, we will deduct from the contract value a quarterly contract fee of $7.50 as reimbursement for our administrative expenses relating to the Contract. The fee will be deducted from each variable account and the fixed account based on the proportion that the value in each such variable account and the fixed account bears to the total contract value.

We will not charge the contract fee after an annuity payout plan has begun. Deduction of the contract fee is currently waived for all Qualified Contracts. We also currently waive deduction of the contract fee for Non-Qualified Contracts whose cumulative premium payments on the date the contract fee is assessed are equal to or greater than $100,000. We reserve the right to modify this waiver upon 30 days written notice to you.

Asset-Based Administrative Charge

We deduct a daily administrative charge as compensation for certain expenses we incur in the administration of the Contract. We deduct the charge from your assets of the separate account at an annual rate of 0.15%. We will continue to assess this charge after the Annuity Start Date if annuity payments are made on a variable basis. There is no necessary relationship between the amount of this administrative charge and the amount of expenses that may be attributable to a particular Contract. We do not expect to make a profit from this charge.

Mortality and Expense Risk Charge

As compensation for assuming mortality and expense risks, we deduct a daily mortality and expense risk charge from your assets of the separate account. The charge is at a daily rate of 0.003404%. On an annual basis this rate is 1.25%. We continue to assess this charge at an annual rate of 1.25% if annuity payments are made on a variable basis either before or after the Annuity Start Date.

The mortality risk we assume is that annuitants may live for a longer period of time than estimated when the guarantees in the Contract were established. Because of these guarantees, each annuitant is assured that longevity will not have an adverse effect on the annuity payments received. The mortality risk that we assume also includes a guarantee to pay a death benefit if the annuitant dies before the Annuity Start Date. The expense risk that we assume is the risk that the administrative fees and transfer fees (if imposed) may be insufficient to cover actual future expenses. We may use any profits from this charge to pay the costs of distributing the Contracts.

Transfer Fee

A transfer fee of $25 will be imposed for the 13th and each subsequent transfer during a contract year. Each written request would be considered to be one transfer, regardless of the number of variable accounts affected by the transfer. We deduct the transfer fee from the variable account from which the transfer is made. If a transfer is made from more than one variable account at the same time, the transfer fee would be deducted pro-rata from the remaining separate account value in such variable account(s). We may waive the transfer fee. We do not charge a transfer fee for transfers from the fixed account to one or more variable accounts and such a transfer is not considered a transfer for purposes of assessing a transfer charge. Dollar cost averaging and Automatic Account Balancing are not considered transfers for purposes of assessing a transfer fee.

Portfolio Fees and Charges

Each portfolio deducts portfolio management fees and charges from the amounts you have invested in

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the portfolios. You pay these fees and charges indirectly. For 2007, these charges ranged from 0.10% to 1.02% (including contractual fee waivers and/or reimbursements). See the Fee Table in this Prospectus and the prospectuses for the portfolios.

We (and our affiliates) may receive compensation from certain investment advisers, administrators, and/or distributors (and/or an affiliate thereof) of the portfolios in connection with administrative or other services and cost savings experienced by the investment advisers, administrators or distributors. Such compensation is based on the value of portfolio shares held for the Contracts and may be significant. Some advisers, administrators, distributors, or portfolios pay us more than others. For more information call the Service Center for a free copy of the SAI.

Premium Taxes

Various states and other governmental entities charge a premium tax on annuity contracts issued by insurance companies. Premium tax rates currently range up to 3.5%, depending on the state. We are responsible for paying these taxes. If necessary, we will deduct the cost of such taxes from the value of your Contract either:

•	from premium payments as we receive them,
•	from contract value upon partial or full withdrawal,
•	when annuity payments begin, or
•	upon payment of a death benefit.

We may deduct premium taxes at the time we pay such taxes.

Other Taxes

Currently, no charge is made against the separate account for any federal, state or local taxes (other than premium taxes) that we incur or that may be attributable to the separate account or the Contracts. We may, however, deduct such a charge in the future, if necessary.

the payout period

When the payout period begins, you will receive a steady stream of annuity payments from the money you have accumulated under your Contract. The payout period begins on the Annuity Start Date. You may choose to receive your annuity payments on a fixed or variable basis. If you choose to have your payout plan on a variable basis, you may keep the same variable accounts to which your premium payments were allocated during the pay-in period, or transfer to different variable accounts.

The Annuity Start Date

If you own a Non-Qualified Contract, you may select the Annuity Start Date on which you will begin to receive annuity payments, no later than the annuitant’s 85th birthday. If you do not specify a date, the Annuity Start Date is the later of the annuitant’s age 70 or 10 years after the date of issue. For Qualified Contracts purchased in connection with qualified plans under tax code sections 401(a), 401(k), 403(b) and 457, the tax code generally requires that the Annuity Start Date must be no later than April 1 of the calendar year following the later of the year in which you (a) reach age 70 1/2 or (b) retire and the payment must be made in a specified form or manner. If you are a “5 percent owner” (as defined in the tax code), or in the case of an IRA that satisfies tax code section 408, the Annuity Start Date must be no later than the date described in (a). Roth IRAs under 408A of the tax code do not require distributions at any time prior to your death.

If you select an Annuity Start date that is earlier than the Maturity Benefit Date (i.e., 10 years after the date of issue), you will lose your eligibility for the Maturity Benefit.

We will start annuity payments to the annuitant on the Annuity Start Date shown in your Contract, unless you change the date. You may change your Annuity Start Date if: (1) we receive your written request at the Service Center at least 31 days before the current Annuity Start Date, and (2) the Annuity Start Date you request is a contract anniversary. If you decide to annuitize after you fully withdraw from your Contract, the Annuity Start Date will be the date of the full withdrawal.

Annuity Payout Plans

The payout plan you select will affect the dollar amount of each annuity payment you receive. You may elect, revoke, or change your annuity payout plan at any time before the Annuity Start Date while the annuitant is living by sending us a written request to the Service Center signed by you and/or your beneficiary, as appropriate. You may choose one of the payout plans described below or any other payout plans we offer as of the Annuity Start Date. The payout plans we currently offer provide either variable annuity payments or fixed annuity payments.

You may elect to receive annuity payments on a monthly, quarterly, semi-annual or annual basis. The first payment under any payout plan will be made

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on the fifteenth day of the month immediately following the Annuity Start Date. Subsequent payments shall be made on the fifteenth of the month.

If you do not select an annuity payout plan by the Annuity Start Date, we will apply the adjusted contract value under Plan 3, One Life Income with payments guaranteed for 10 years, as described below. The adjusted contract value will be allocated to a fixed and variable payout in the same proportion that your interest in the fixed and variable accounts bears to the total contract value on the Annuity Start Date.

Anytime before the Annuity Start Date, you may have the entire surrender value paid to you as an annuity under one of the payout plans. A beneficiary may have the death benefit paid as an annuity under one of the payout plans.

We reserve the right to pay you the adjusted contract value in a lump sum and not as an annuity if your adjusted contract value after the Annuity Start Date would be less than $2,500, or the amount of annuity payments would be less than $25.

Determining the Amount of Your Annuity Payment

On the Annuity Start Date, we will use the adjusted contract value to calculate your annuity payments under the payout plan you select, unless you choose to receive the surrender value in a lump sum. In certain states, we must use the surrender value of your Contract to calculate your annuity payments under the payout plan you choose, rather than the adjusted contract value.

The adjusted contract value is:

•	the contract value on the Annuity Start Date; minus
•	the quarterly contract fee; minus
•	any applicable premium taxes not yet deducted; and
•	for an installment income annuity payout plan with a payout period of less than 10 years, minus any applicable withdrawal charge.

For Qualified Contracts, the amount of any outstanding loan is also deducted; distributions must satisfy certain requirements specified in the tax code.

We do not assess a withdrawal charge if you choose an annuity payout plan with a life contingency or an installment payout plan with a period certain of at least 10 years.

Fixed Annuity Payments

Fixed annuity payments are periodic payments that we make to the annuitant. The amount of the fixed annuity payment is fixed and guaranteed by us.

The amount of each payment depends on:

•	the form and duration of the payout plan you choose;
•	the age of the annuitant;
•	the sex of the annuitant (if applicable);
•	the amount of your adjusted contract value; and
•	the applicable annuity purchase rates in the Contract.

The annuity purchase rates in the Contract are based on a minimum guaranteed interest rate of 3.0%. We may, in our sole discretion, make annuity payments in an amount based on a higher interest rate.

Variable Annuity Payments

Variable annuity payout plans provide the annuitant with periodic payments that increase or decrease with the annuity unit values of the variable accounts in which you are invested. Your contract contains annuity tables that demonstrate how the initial annuity payment rate is derived. This rate is different for each payout plan, and varies by age and sex of the annuitant.

The Contract permits you to choose an assumed interest rate of 3.0%, 4.0% or 5.0% annually. If the net investment performance of the variable accounts you invest in is greater than this assumed interest rate, your payments will increase. If the performance falls below this assumed interest rate, your payments will decline. Therefore, if you choose a 5.0% assumed interest rate, you assume more risk that your annuity payment may decline than if you choose a 3.0% assumed interest rate. The selected portfolio’s performance must grow at a rate at least equal to the assumed interest rate (plus the mortality and expense risk charge and the administrative expense charge) in order to avoid a decrease in variable annuity payments. This means that assuming separate account charges of 1.40% annually, each month a portfolio’s annualized investment return must be at least 4.4%, 5.4% or 6.4% in order for payments with a 3.0%, 4.0% or 5.0% assumed interest rate to remain level. For further details on variable annuity payments, see the SAI.

Annuity Unit Value

On the Annuity Start Date, we will use your adjusted contract value to purchase annuity units at that day’s annuity unit value for each variable account in which you have value. The number of annuity units we credit will remain fixed unless you

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transfer units among variable accounts. The value of each annuity unit will vary each business day to reflect the investment experience of the underlying portfolio, reduced by the mortality and expense risk charge and the administrative expense charge, and adjusted by an interest factor to neutralize the assumed interest rate.

Transfers

After the Annuity Start Date, an annuitant may change the variable account(s) in which the annuity payout option is invested once per contract year on the contract anniversary by sending us a written request. No charge is assessed for this transfer. We will make the transfer by exchanging annuity units of one variable account for another variable account on an equivalent dollar value basis. For examples of annuity unit value calculations, call the Service Center for a free copy of the SAI.

Description of Annuity Payout Plans

PLAN 1 — INSTALLMENT INCOME FOR A FIXED PERIOD. Under this plan, we will make equal monthly annuity payments for a fixed number of years between 1 and 30 years. The amount of the payment is not guaranteed if a variable payout plan is selected. If a fixed payout plan is selected, the payments for each $1,000 of contract value will not be less than those shown in the Fixed Period Table in section 13 of the Contract. In the event of the payee’s death, a successor payee may receive the remaining payments or may elect to receive the present value of the remaining payments in a lump sum. If there is no successor payee, the present value of the remaining payments will be paid to the estate of the last surviving payee.

PLAN 2 — INSTALLMENT INCOME IN A FIXED AMOUNT. Under this plan, we will make equal monthly payments of $5.00 or more for each $1,000 of contract value used to purchase the option until the full amount is paid out. In the event of the payee’s death, a successor payee may receive the payments or may elect to receive the present value of the remaining payments in a lump sum. If there is no successor payee, the present value of the remaining payments will be paid to the estate of the last surviving payee.

PLAN 3 — ONE LIFE INCOME. Under this plan, we will make an annuity payment each month so long as the payee is alive,* or for a guaranteed 10 or 20 year period. If when the payee dies, we have made annuity payments for less than the selected guaranteed period, we will continue to make annuity payments to the successor payee for the rest of the guaranteed period. The amount of each payment is not guaranteed if a variable payout plan is selected. If a fixed payout plan is selected, the payment for each $1,000 of contract value used to purchase the option will not be less than that shown in the One Life Table in section 12 of the Contract. Payments guaranteed for 10 or 20 years certain may be commuted. Payments guaranteed only for the life of the payee may not be commuted.

PLAN 4 — JOINT AND SURVIVOR LIFE INCOME. Under this plan, we will make annuity payments each month so long as two payees are alive, or if one payee dies to the surviving payee.* If one payee dies before the due date of the first payment, the surviving payee will receive payments under Plan 3 — One Life Income with payments guaranteed for 10 years. The payments may not be commuted.

*It is possible under this plan to receive only one annuity payment if the payee dies (or payees die) before the due date of the second payment or to receive only two annuity payments if the payee dies (or payees die) before the due date of the third payment, and so on.

The amount of each payment will be determined from the tables in the Contract that apply to the particular plan using the annuitant’s age (and if applicable, sex). Age will be determined from the last birthday at the due date of the first payment.

If your Contract is a Qualified Contract, Plans 1 and 2 may not satisfy required minimum distribution rules in all circumstances. Consult a tax advisor before electing one of these options.

the fixed account

You may allocate some or all of your net premium payments and transfer some or all of your contract value to the fixed account. The fixed account offers a guarantee of principal, after deductions for fees and expenses. We also guarantee that you will earn interest at a rate of a least 3% per year on amounts in the fixed account. The fixed account is part of our general account. Our general account supports our insurance and annuity obligations. Because the fixed account is part of the general account, we assume the risk of investment gain or loss on this amount. All assets in the general account are subject to our general liabilities from business operations. The fixed account may not be available in all states.

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The fixed account is not registered with the SEC under the Securities Act of 1933, as amended (the “1933 Act”). Neither the fixed account nor our general account have been registered as an investment company under the 1940 Act. Therefore, neither our general account, the fixed account, nor any interests therein are generally subject to regulation under the 1933 Act or the 1940 Act. The disclosures relating to the fixed account that are included in this prospectus are for your information and have not been reviewed by the SEC. However, such disclosures may be subject to certain generally applicable provisions of federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

Fixed Account Value

The fixed account value is equal to:

•	net premium payments allocated to the fixed account; plus
•	amounts transferred to the fixed account; plus
•	interest credited to the fixed account; minus
•	any partial withdrawals or transfers from the fixed account; and minus
•	any withdrawal charges, contract fees or premium taxes deducted from the fixed account.

We intend to credit the fixed account with interest at current rates in excess of the minimum guaranteed rate of 3%, but we are not obligated to do so. We have no specific formula for determining current interest rates.

The fixed account value will not share in the investment performance of the company’s general account. Because we, in our sole discretion, anticipate changing the current interest rate from time to time, different allocations you make to the fixed account will be credited with different current interest rates.

The interest rate we credit to the money you place in the fixed account will apply to the end of the calendar year in which we receive such amount. At the end of the calendar year, we will determine a new current interest rate on such amount and accrued interest thereon (which may be a different current interest rate from the current interest rate on new allocations to the fixed account on that date). We will guarantee the rate of interest we declare on such amount and accrued interest for the following calendar year. We will determine, in our sole discretion, any interest to be credited on amounts in the fixed account in excess of the minimum guaranteed effective rate of 3% per year. You therefore assume the risk that interest credited to amounts in the fixed account may not exceed the minimum 3% guaranteed rate.

For purposes of making withdrawals, transfers or deductions of fees and charges from the fixed account, we will consider such withdrawals to have come from the last money into the contract, that is, on a last-in, first-out (“LIFO”) basis.

We reserve the right to change the method of crediting interest from time to time, provided that such changes do not reduce the guaranteed rate of interest below 3% per year or shorten the period for which the interest rate applies to less than one calendar year (except for the year in which such amount is received or transferred).

Fixed Account Transfers

General

Transfers to the fixed account must be at least $1,000. A transfer charge of $25 may be imposed on transfers to the fixed account. We never impose transfer fees on transfers from the fixed account. See “Fees and Charges.”

Before the Annuity Start Date, you may transfer up to 20% of the fixed account value under all circumstances (Dollar-Cost Averaging, systematic withdrawals, interest sweeps and partial withdrawals), as determined at the beginning of the contract year, from the fixed account to one or more of the variable accounts in any contract year. No fee is charged for transfers from the fixed account to one or more variable accounts and such a transfer is not considered a transfer for purposes of assessing a transfer charge.

You may also make transfers from the fixed account through the Dollar-Cost Averaging Program. See “Dollar-Cost Averaging.”

Payment Deferral

We have the right to defer payment of any full or partial withdrawal or transfer from the fixed account for up to six months from the date we receive your written request for such a withdrawal or transfer at our Service Center. If we do not give you a payment within 30 days after we receive all necessary documentation, or such shorter period required by a particular state, we will credit interest at 3% annually, or such higher rate as is required for a particular state, to the amount to be paid from the date we received the documentation.

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fax and telephone orders/voice response and website access

In addition to written requests, we may accept certain telephone and fax instructions from you. You must complete and sign our form authorizing telephone transactions and send it to us at our Service Center. You also may complete and sign the authorization in the application. The authorization will remain effective until we receive written revocation or we discontinue the privilege.

Fax Requests

You may fax transfer requests and partial withdrawal requests, cancel the DCA program, and cancel your Contract during the free-look period, by sending your fax request to 1-800-334-2023. We will not accept faxed requests for full withdrawals. We will not be responsible for same-day processing of requests if you fax your request to a different number. Fax orders must be complete and received by us at 3:00 p.m. Central Time to assure same-day processing. We are not responsible for fax transmittal problems.

Telephone Transactions

You may talk to our service representatives to request transfers and partial withdrawals, cancel the DCA program, Automatic Account Rebalancing program, and Systematic Withdrawal program, and change your net premium payment allocations. To reach our service representatives, call 1-888-232-6486. When you call, the menu will direct you to a service representative or our automated voice response system. You may speak with our service representatives from 7:45 a.m. to 6:00 p.m. Central Time on Monday through Thursday and from 7:45 a.m. to 4:30 p.m. on Friday.

We will use reasonable procedures to confirm that telephone instructions are genuine and will not be liable for following telephone instruction that we reasonably determine to be genuine. We may withdraw the telephone exchange privilege at any time.

Automated Voice Response System

You may access information about your contract values and unit values through our automated voice response system by calling 1-888-232-6486. When you call, the menu will guide you through the automated voice response system or direct you to a service representative. To gain access to your account via the automated voice response system, you will need to enter your Contract number and either the last four digits of your social security number or your personal identification number (“PIN”). You may call our automated voice response system 24 hours a day, 7 days a week.

Website Access

You may use the internet to access your contract values, certain service forms, quarterly reports and confirmation statements, and to view optional programs including DCA, Automatic Account Balancing, Interest Sweep, and Systematic Withdrawals. A PIN is required to access the website. You may obtain the PIN request form from our Service Center. After the completed PIN request form is returned to the Service Center, the PIN will be updated on our system. Once the update is complete, you may access your account information on our website at www.variable.ameritas.com and selecting “Account Access.” When you enter the “Account Access” page, you will be asked to log into our system using your Contract number and PIN. Please note that once your PIN has been updated, you will use it to access your account through the internet and our automated voice response system. You may access your account through our website 24 hours per day, 7 days a week.

We cannot guarantee that telephone and automated voice response, fax and website access will always be available. For example, our Service Center may be closed during severe weather emergencies or there may be interruptions in telephone service beyond our control. If the volume of calls is unusually high, we might not have someone immediately available to receive your order. Furthermore, any computer system, whether it is yours, your internet service provider’s, or your registered representative’s, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your internet request.

Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you can make your request by writing our Service Center.

You should protect your PIN because self-service options will be available to your agent of record and to anyone who provides your PIN; we will not be able to verify that the person providing instructions is you or is authorized by you.

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voting rights

We are the legal owner of the portfolio shares held in the variable accounts. However, when a portfolio is required to solicit the votes of its shareholders through the use of proxies, we believe that current law requires us to solicit you and other contract owners as to how we should vote the portfolio shares held in the variable accounts. If we determine that we no longer are required to solicit your votes, we may vote the shares in our own right.

When we solicit your vote, the number of votes you have will be calculated separately for each variable account in which you have an investment. The number of your votes is based on the net asset value per share of the portfolio in which the variable account invests. It may include fractional shares. Before the Annuity Start Date, you hold a voting interest in each variable account to which the contract value is allocated. After the Annuity Start Date, the annuitant has a voting interest in each variable account from which variable annuity payments are made. If you have a voting interest in a variable account, you will receive proxy materials and reports relating to any meeting of shareholders of the portfolio in which that variable account invests.

If we do not receive timely voting instructions for portfolio shares or if we own the shares, we will vote those shares in proportion to the voting instructions we receive. Therefore, because of proportional voting, a small number of Contract owners may control the outcome of a vote. Instructions we receive to abstain on any item will reduce the total number of votes being cast on a matter. For further details as to how we determine the number of your votes, call the Service Center for a free copy of the SAI.

federal tax matters

The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax advisor. No attempt is made to consider any applicable state tax or other tax laws.

We believe that our Contracts will qualify as annuity contracts for federal income tax purposes and the following discussion assumes that they will so qualify. For further information on the tax status of the Contract, call the Service Center for a free copy of the SAI.

When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money — generally for retirement purposes. In this way, annuity contracts have been recognized by the tax authorities as a legitimate means of deferring tax on investment income.

We believe that if you are a natural person you will not be taxed on increases in the contract value of your Contract until a distribution occurs or until annuity payments begin. (The agreement to assign or pledge any portion of a Contract’s accumulation value and, in the case of a Qualified Contract described below, any portion of an interest in the qualified plan, generally will be treated as a distribution.) When annuity payments begin, you will be taxed only on the investment gains you have earned and not on the payments you made to purchase the Contract. Generally, withdrawals from your annuity should only be made once the annuitant reaches age 59 1/2, dies or is disabled, otherwise a tax penalty of ten percent of the amount treated as income could be applied against any amounts included in income, in addition to the tax otherwise imposed on such amount.

If you invest in a variable annuity as part of a pension plan or employer-sponsored tax-qualified retirement program, your Contract is called a Qualified Contract. If your annuity is independent of any formal retirement or pension plan, it is called a Non-Qualified Contract.

Taxation of Non-Qualified Contracts

Non-Natural Person

If a non-natural person (such as a corporation or a trust) owns a non-qualified annuity contract, the owner generally must include in income any increase in the excess of the accumulation value over the investment in the contract (generally, the premiums or other consideration paid for the contract) during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.

The following discussion generally applies to Contracts owned by natural persons.

Withdrawals

When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as

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ordinary income subject to tax up to an amount equal to the excess (if any) of the accumulation value immediately before the distribution over the Owner’s investment in the contract (generally, the premiums or other consideration paid for the Contract, reduced by any amount previously distributed from the Contract that was not subject to tax) at that time. In the case of a full withdrawal under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the Owner’s investment in the contract.

Penalty Tax on Certain Withdrawals

In the case of a distribution from a Non-Qualified Contract, there may be imposed a federal tax penalty equal to ten percent of the amount treated as income. In general, however, there is no penalty on distributions:

•	made on or after the taxpayer reaches age 59 1/2;
•	made on or after the death of an Owner;
•	attributable to the taxpayer’s becoming disabled; or
•	made as part of a series of substantially equal periodic payments for the life (or for periods not exceeding the life expectancy) of the taxpayer.

Other exceptions may apply under certain circumstances and special rules may apply in connection with the exceptions enumerated above. You should consult a tax adviser with regard to exceptions from the penalty tax. A similar penalty tax applies to Qualified Contracts.

Annuity Payments

Although tax consequences may vary depending on the payout plan elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income.

Taxation of Death Benefit Proceeds

Amounts may be distributed from a Contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full withdrawal from the Contract, or (ii) if distributed under a payout option, they are taxed in the same way as annuity payments.

Transfers, Assignments or Exchanges of a Contract

A transfer or assignment of ownership of a Contract, the designation of an annuitant or payee other than the Owner, the selection of certain Annuity Start Dates, or the exchange of a Contract may result in certain tax consequences to you that are not discussed herein. An Owner contemplating any such transfer, assignment, designation or exchange, should consult a tax advisor as to the tax consequences.

Withholding

Annuity distributions are generally subject to withholding for the recipient’s federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions. Mandatory withholding applies to certain distributions from Qualified Contracts.

Multiple Contracts

All Non-Qualified deferred annuity contracts that are issued by us (or our affiliates) to the same Owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in such Owner’s income when a taxable distribution occurs.

Taxation of Qualified Contracts

The tax rules that apply to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Contract may be subject to the terms of the retirement plan itself, regardless of the terms of the Qualified Contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the Contract comply with the law. ALAC is not responsible for ensuring that contributions, distributions or other transactions with respect to Qualified Contracts comply with the law, including IRS guidelines.

Individual Retirement Accounts (IRAs), as defined in Sections 219 and 408 of the tax code, permit individuals to make annual contributions of up to the lesser of an amount specified in the tax code or the amount of compensation includible in the individual’s gross income. The contributions may be deductible in whole or in part, depending on the individual’s income. Distributions from certain pension plans may be rolled over into an IRA on a tax-deferred basis without regard to these limits. So-called SIMPLE IRAs under section 408(p) of the tax code, and Roth IRAs under section 408A, may also be used in connection with variable annuity contracts. SIMPLE IRAs allow employees to defer a

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percentage of annual compensation up to an amount specified in the tax code (as adjusted for cost-of-living increases) to a retirement plan, provided the sponsoring employer makes matching or non-elective contributions. The penalty for a premature distribution from a SIMPLE IRA that occurs within the first two years after the employee begins to participate in the plan is 25%, rather than the usual 10%. Contributions to Roth IRAs are not tax-deductible, and contributions must be made in cash, or as a rollover or transfer from another Roth IRA or IRA. A rollover or conversion of an IRA to a Roth IRA may be subject to tax. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

The Internal Revenue Service has not reviewed the Contract for qualification as an IRA.

Corporate pension and profit-sharing plans under section 401(a) of the tax code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees.

Adverse tax consequences to the retirement plan, the participant or both may result if the Contract is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the Contract.

Tax-sheltered annuities under section 403(b) of the tax code permit public schools and other eligible employers to purchase annuity contracts and mutual fund shares through custodial accounts on behalf of employees. Generally, these purchase payments are excluded for tax purposes from employee gross incomes. However, these payments may be subject to Social Security taxes.

Distributions of salary reduction contributions and earnings (other than your salary reduction accumulation as of December 31, 1988) are not allowed prior to age 59 1/2, severance from employment, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.

For contracts issued after 2008, amounts attributable to nonelective contributions may be subject to distribution restrictions specified in the employer’s section 403(b) plan.

Section 457 Deferred Compensation Plans. Tax code section 457 provides that state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations may establish deferred compensation plans. These plans are subject to various restrictions on contributions and distributions. In general, under non-governmental plans all investments are owned by the sponsoring employer, are subject to the claims of the general creditors of the employer, and depending on the terms of the particular plan, the employer may be entitled to draw on deferred amounts for purposes unrelated to its section 457 plan obligations. In general, all amounts received under a section 457 plan are taxable and are subject to federal income tax withholding as wages.

Other Tax Issues

Qualified Contracts (other than Roth IRAs before the Owner’s death) have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement, or consult a tax advisor for more information about these distribution rules.

“Eligible rollover distributions” from section 401(a), 403(b) and governmental 457 plans are subject to a mandatory federal income tax withholding of 20%. For this purpose, an eligible rollover distribution is any distribution to an employee (or employee’s surviving spouse or former spouse) from such a plan, except certain distributions such as distributions required by the tax code, hardship distributions, or distributions in a specified annuity form. The 20% withholding does not apply, however, to nontaxable distributions, or if the employee chooses a “direct rollover” from the plan to another tax-qualified plan, IRA, 403(b) plan or governmental section 457 plan.

Our Income Taxes

At the present time, we make no charge for any federal, state or local taxes (other than the charge for state and local premium taxes) that we incur that may be attributable to the investment divisions (that is, the variable accounts) of the separate account or to the Contracts. We do have the right in the future to make additional charges for any such tax or other economic burden resulting from the application of the tax laws that we determine is attributable to the investment divisions of the separate account or the Contracts.

Under current laws in several states, we may incur state and local taxes (in addition to premium taxes).

33

These taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes.

Federal Estate Taxes

While no attempt is being made to discuss the Federal estate tax implications of the Contract, a purchaser should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent’s gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

Generation Skipping Transfer Tax

Under certain circumstances, the Code may impose a “generation skipping transfer tax” when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

Annuity Purchases by Residents of Puerto Rico

The Internal Revenue Service announced that income received by residents of Puerto Rico under life insurance or annuity contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States Federal income tax.

Annuity Purchases by Nonresident Aliens and Foreign Corporations

The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S. state, and foreign taxation with respect to an annuity contract purchase.

Foreign Tax Credits

We may benefit from any foreign tax credits attributable to taxes paid by certain Portfolios to foreign jurisdictions to the extent permitted under Federal tax law.

Possible Tax Law Changes

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract.

We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive. We make no guarantee regarding the tax status of any contract and do not intend the above discussion as tax advice.

other information

Business Days

We are open for business on all days that the New York Stock Exchange is open for business.

Payments

We will usually pay you any full or partial withdrawal, death benefit payment, or for Qualified Contracts only, payment of your loan proceeds, within seven days after we receive all the required information. The required information includes your written request, any information or documentation we reasonably need to process your request, and, in the case of a death benefit, receipt and filing of due proof of death.

However, we may be required to suspend or postpone payments during any period when:

•	the New York Stock Exchange is closed, other than customary weekend and holiday closings;
•	trading on the New York Stock Exchange is restricted as determined by the SEC;
•	the SEC determines that an emergency exists that would make the disposal of securities held in the separate account or the determination of the value of the separate account’s net assets not reasonably practicable; or

34

•	the SEC permits, by order, the suspension or postponement of payments for your protection.

If a recent check or draft has been submitted, we have the right to delay payment until we have assured ourselves that the check or draft has been honored.

We have the right to defer payment for a full or partial withdrawal or transfer from the fixed account for up to six months from the date we receive your written request. If we do not make a payment within 30 days after we receive the documentation we need to complete the transaction (or a shorter period if required by a particular state), we will credit interest to the amount to be paid from the date we received the necessary documentation at a rate of 3% annually (or such higher rate required for a particular state).

If mandated under applicable law, we may be required to reject a premium payment. We may also be required to provide additional information about you or your account to government regulators. In addition, we may be required to block a contract owner’s account and thereby refuse to pay any request for transfers, withdrawals, loans, annuity payments, or death benefits, until instructions are received from the appropriate regulator.

State Variations

All material features of the Contract, including material state variations, are described in this prospectus and its appendices. The state in which your Contract was purchased may have required the inclusion of certain specific terms in your Contract on items such as minimum premium allocation amounts, transfer rights and limitations, the right to waive transfer fees, the rates of surrender and/or withdrawal charges, and the general availability of certain endorsements and riders. Appendix B to this prospectus summarizes material state variations in features, benefits and other terms of the Contract. Contact your registered representative for more information.

Modification

Upon notice to you, we may modify the Contract to:

•	permit the Contract or the separate account to comply with any applicable law or regulation issued by a government agency;
•	assure continued qualification of the Contract, under the tax code or other federal or state laws relating to retirement annuities or variable annuity contracts;
•	reflect a change in the operation of the separate account; or
•	provide additional investment options.

In the event of most such modifications, we will make appropriate endorsement to the Contract.

Distribution of the Contracts

We have entered into a distribution agreement with Aviva Securities, LLC (“Aviva Securities”) for the distribution and sale of the Contracts. Pursuant to this agreement, Aviva Securities serves as principal underwriter for the Contracts. Aviva Securities is located at 9200 Keystone Crossing, Suite 800, Indianapolis, IN 46240-4603. Aviva Securities is a wholly-owned subsidiary of ALAC. Aviva Securities is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”).

We pay sales commissions to unaffiliated broker-dealers for sales of the Contracts by their representatives. Broker-dealers are paid commissions of up to 6.0% of new premium payments. Some sales representatives may elect to receive a lower commission on premium payments at the time of payment along with payment (on an annual basis) of up to 1.00% of Contract value on the Contract Anniversary for so long as the Contract remains in effect. The entire amount of the sales commissions is passed through Aviva Securities to the broker-dealers who sell the Contracts. These broker-dealers are expected to compensate sales representatives in varying amounts from these commissions.

We may also pay up to 2.5% of premium payments to Aviva Securities to compensate it for certain distribution expenses. Aviva Securities’ operating and other expenses are paid for by us. Aviva Securities receives additional compensation from some portfolios based on the value of the portfolio shares held for the Contracts as compensation for providing distribution and support services to the portfolios.

No specific charge is assessed directly to Contract Owners or the variable account to cover commissions and other incentives or payments described above in connection with the distribution of the Contracts. However, we intend to recoup commissions and other sales expenses and incentives we pay through the fees and charges we deduct under the Contract and through other corporate revenue.

Notwithstanding anything to the contrary in this prospectus, the Contract is no longer offered for sale. However, ALAC continues to accept new premium on, process transfers for, and provide administration for existing Contracts.

35

Legal Proceedings

ALAC and its affiliates, like other insurance companies, are routinely involved in litigation and other proceedings, including class actions, reinsurance claims and regulatory proceedings arising in the ordinary course of its business. In recent years, the life insurance and annuity industry, including ALAC and its affiliates, has been subject to an increase in litigation pursued on behalf of both individual and purported classes of insurance purchasers, questioning the conduct of insurers and their agents in the marketing of their products. In addition, state and federal regulatory bodies, such as state insurance departments and attorneys general, periodically make inquiries and conduct examinations concerning compliance by ALAC and others with applicable insurance and other laws. ALAC responds to such inquiries and cooperates with regulatory examinations in the ordinary course of business.

Nationwide class actions were filed against ALAC on April 7, 2005 (United States District Court for the Central District of California), November 8, 2005 (United States District Court for the Eastern District of Pennsylvania) and December 8, 2005 (United States District Court for the Eastern District of Pennsylvania) on behalf of certain purchasers of ALAC’s products. In addition, on July 7, 2005, a statewide class action brought on behalf of certain purchasers of ALAC’s products was also filed in the United States District Court for the Middle District of Florida against ALAC. This Florida statewide class action has been stayed. Each of the aforementioned lawsuits, as well as certain other individual lawsuits, have been assigned to the United States District Court for the Eastern District of Pennsylvania for coordinated and consolidated pretrial proceedings. The aforementioned lawsuits relate to the use of purportedly inappropriate sales practices and products in the senior citizen market. The plaintiffs in the lawsuits seek compensatory damages, rescission, injunctive relief, treble and/or punitive damages, attorneys’ fees and other relief and damages.

ALAC also is a defendant in a lawsuit by the Attorney General of Minnesota on behalf of certain Minnesota residents, some of whom were purchasers of ALAC’s annuity products, alleging, in part, claims related to the marketing of ALAC’s annuity products to senior citizens and violations of consumer protection laws. Remedies sought include fines, restitution, injunctive and other relief.

On December 13, 2007, a nationwide class action lawsuit was filed against ILICO on behalf of certain purchasers of ILICO’s products in an Arizona state court (Superior Court, Maricopa County). ILICO removed this lawsuit to the United States District Court for the District of Arizona. On February 12, 2008, a nationwide class action lawsuit was filed against ILICO on behalf of certain purchasers of ILICO’s products in the United States District Court for the Northern District of Texas. Both of these lawsuits relate to the use of certain ILICO products to fund a specific type of defined benefit plan. The plaintiffs in these lawsuits seek compensatory damages, treble and punitive damages, attorneys’ fees and other relief and damages. On July 2, 2008, ILICO filed a motion with the United States Judicial Panel on Multidistrict Litigation seeking to consolidate these lawsuits, along with two other individual federal court actions involving similar issues, in the United States District Court for the Northern District of Texas. This motion for consolidation is still pending.

The outcome of litigation and regulatory matters cannot be predicted with certainty, and it is possible that ALAC’s results of operations or cash flow in a particular quarterly or annual period could be materially and adversely affected by an ultimate unfavorable resolution. However, at the present time, it does not appear that any pending or threatened litigation or regulatory matters are likely to have a materially adverse effect on the Separate Account, on ALAC’s ability to meet its obligations under the Contracts, or on Aviva Securities’ ability to perform under the principal underwriter agreement.

Reports to Owners

We will mail a report to you at least annually at your last known address of record. The report will state:

•	the contract value (including the contract value in each variable account and the fixed account) of the Contract;
•	premium payments paid and charges deducted since the last report;
•	partial withdrawals made since the last report; and
•	any further information required by any applicable law or regulation.

Contract owners will also receive confirmations of each financial transaction, such as premium payments, transfers, partial withdrawals, loans and full withdrawals, as well as quarterly statements.

Change of Address

You may change your address by writing to us at our Service Center. If you change your address, we will send a confirmation of the address change to both your old and new address.

36

Inquiries

You may make inquiries regarding your Contract by writing to us or calling us at our Service Center.

Financial Statements

The statutory-basis financial statements and schedules of Indianapolis Life Insurance Company (“ILICO”), Aviva Life and Annuity Company (“ALAC”), and Aviva Life Insurance Company (“ALIC”), as of December 31, 2007, 2006, and 2005 and for each of the three years ended December 31, 2007, have been audited by Ernst & Young LLP, and are contained in the SAI along with the related Independent Registered Public Accounting Firm reports.

The audited financial statements for ALAC Separate Account I as of December 31, 2007 and for the two periods then ended, as well as the related report of Ernst & Young LLP, Independent Registered Public Accounting Firm, are also contained in the SAI.

The pro forma unaudited statutory basis financial statements of ALAC after giving effect to the merger of ALAC, ALIC and ILICO as of and for the year ended December 31, 2007, including a consolidated balance sheet as of December 31, 2007, and the consolidated income statements for the years ended December 31, 2007, 2006, and 2005, are included in the SAI.

These financial statements should be considered as bearing only upon the ability of ALAC to meet obligations under the Contracts. For a free copy of these financial statements, please call or write to the Service Center.

IMSA

We are a member of the Insurance Marketplace Standards Association (“IMSA”). IMSA is an independent, voluntary organization of life insurance companies. It promotes high ethical standards in the sales, advertising and servicing of individual life insurance and annuity products. Companies must undergo a rigorous self and independent assessment of their practices to become a member of IMSA.

37

statement of additional information table of contents

The SAI contains additional information about the Contract and the separate account and is available (at no cost) by writing to us at the address shown on the front cover or by calling 1-888-232-6486 (toll free). The following is the Table of Contents for that SAI.

Page
Additional Contract Provisions	1
The Contract	1
Incontestability	1
Incorrect Age or Sex	1
Nonparticipation	1
Options	2
Tax Status of the Contracts	2

Calculation of Variable Account and Adjusted Historic Portfolio Performance Data	3
Money Market Variable Account Yields	3
Other Variable Account Yields	5
Average Annual Total Returns for the Variable Accounts	6
Non-Standard Variable Account Total Returns	6
Adjusted Historic Portfolio Performance Data	7
Effect of the Contract Fee on Performance Data	7

Net Investment Factor	7

Variable Annuity Payments	8
Assumed Investment Rate	9
Amount of Variable Annuity Payments	9
Annuity Unit Value	9

Illustration of Calculation of Annuity Unit Value	10

Illustration of Variable Annuity Payments	10

Addition, Deletion or Substitution of Investments	10
Resolving Material Conflicts	11

Voting Rights	11

Safekeeping of Account Assets	12

Service Fees	12

Distribution of the Contracts	12

Legal Matters	13

Experts	13

Other Information	14

Financial Statements	14
Ex-1(d)
Ex-1(e)
Ex-3(a)
EX-(3)(B)
Ex-3(c)
Ex-3(d)
Ex-3(e)
Ex-6(g)
Ex-6(h)
Ex-6(i)
Ex-6(j)
Ex-6(k)
Ex-7(a)(i)
Ex-7(a)(ii)
Ex-8(a)(i)
Ex-8(a)(ii)
Ex-8(a)(iii)
Ex-8(a)(iv)
Ex-8(a)(v)
Ex-8(b)(i)
Ex-8(b)(ii)
Ex-8(b)(iii)
Ex-8(b)(iv)
Ex-8(b)(v)
Ex-8(c)(i)
Ex-8(c)(ii)
Ex-8(c)(iii)
Ex-8(c)(iv)
Ex-8(d)(i)
Ex-8(d)(ii)
Ex-8(d)(iii)
Ex-8(d)(iv)
Ex-8(d)(v)
Ex-8(e)(i)
Ex-8(e)(ii)
Ex-8(e)(iii)
Ex-8(e)(iv)
Ex-8(e)(v)
Ex-8(e)(vi)
Ex-8(f)(i)
Ex-8(f)(ii)
Ex-8(f)(iii)
Ex-8(f)(iv)
Ex-8(f)(v)
EX-8(f)(vi)
Ex-8(g)(i)
Ex-8(g)(ii)
Ex-8(g)(iii)
Ex-8(h)(i)
Ex-8(h)(ii)
Ex-8(h)(iii)
Ex-8(h)(iv)
Ex-8(h)(v)
Ex-8(h)(vi)
Ex-8(i)(i)
Ex-8(i)(ii)
Ex-8(i)(iii)
Ex-8(i)(iv)
Ex-8(j)(i)
Ex-8(j)(ii)
Ex-8(j)(iii)
Ex-8(j)(iv)
Ex-8(j)(v)
Ex-8(k)(i)
Ex-8(k)(ii)
Ex-8(k)(iii)
Ex-8(k)(iv)
Ex-8(l)(i)
Ex-8(l)(ii)
Ex-8(l)(iii)
Ex-8(l)(iv)
Ex-8(l)(v)
Ex-8(l)(vi)
Ex-8(m)(i)
Ex-8(m)(ii)
Ex-8(m)(iii)
Ex-8(m)(iv)
Ex-8(m)(v)
Ex-9
Ex-10(a)
Ex-10(b)
Ex-15

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39

appendix a — condensed financial information

The following condensed financial information shows accumulation unit values for each variable account for each year since the variable account started operation. Accumulation unit value is the unit we use to calculate the value of your interest in a variable account. Accumulation unit value does not reflect the deduction of certain charges that we subtract from your Contract Value.

Alger American Fund: MidCap Growth Variable Account

			Number of
	Accumulation unit	Accumulation unit	accumulation units
	value at the beginning	value at the end	outstanding at the
	of the year	of the year	end of the year

2007	$27.009	$35.039	431,086
2006	$24.865	$27.009	565,938
2005	$22.957	$24.865	675,730
2004	$20.594	$22.957	806,563
2003	$14.129	$20.594	972,490
2002	$20.335	$14.129	1,055,977
2001	$22.061	$20.335	1,230,084
2000	$20.489	$22.061	1,160,292
1999	$15.757	$20.489	805,946
1998	$12.263	$15.757	537,127

Alger American Fund: SmallCap Growth Variable Account

			Number of
	Accumulation unit	Accumulation unit	accumulation units
	value at the beginning	value at the end	outstanding at the
	of the year	of the year	end of the year

2007	$14.086	$16.285	374,963
2006	$11.901	$14.086	498,034
2005	$10.324	$11.901	587,403
2004	$8.981	$10.324	730,965
2003	$6.398	$8.981	808,345
2002	$8.794	$6.398	886,347
2001	$12.652	$8.794	1,028,999
2000	$17.622	$12.652	985,378
1999	$12.459	$17.622	670,675
1998	$10.936	$12.459	502,984

A-1

Fidelity VIP Fund: Asset Manager: Growth Variable Account

			Number of
	Accumulation unit	Accumulation unit	accumulation units
	value at the beginning	value at the end	outstanding at the
	of the year	of the year	end of the year

2007	$18.525	$21.100	223,908
2006	$17.504	$18.525	334,712
2005	$17.059	$17.504	412,896
2004	$16.401	$17.059	497,542
2003	$14.097	$16.401	579,098
2002	$15.662	$14.097	628,753
2001	$16.560	$15.662	699,955
2000	$17.478	$16.560	722,701
1999	$15.954	$17.478	704,164
1998	$10.000	$15.954	503,498

Fidelity VIP Fund: Contrafund® Variable Account

			Number of
	Accumulation unit	Accumulation unit	accumulation units
	value at the beginning	value at the end	outstanding at the
	of the year	of the year	end of the year

2007	$30.398	$35.248	716,109
2006	$27.590	$30.398	944,910
2005	$23.924	$27.590	1,145,880
2004	$21.008	$23.924	1,349,767
2003	$16.583	$21.008	1,499,147
2002	$18.550	$16.583	1,653,188
2001	$21.436	$18.550	1,940,349
2000	$23.277	$21.436	1,999,272
1999	$18.996	$23.277	1,706,257
1998	$14.824	$18.996	1,228,022

Fidelity VIP Fund: Equity-Income Variable Account

			Number of
	Accumulation unit	Accumulation unit	accumulation units
	value at the beginning	value at the end	outstanding at the
	of the year	of the year	end of the year

2007	$25.042	$25.071	467,405
2006	$21.128	$25.042	666,364
2005	$20.237	$21.128	846,000
2004	$18.401	$20.237	1,015,865
2003	$14.316	$18.401	1,051,854
2002	$17.476	$14.316	1,184,055
2001	$18.647	$17.476	1,332,008
2000	$17.439	$18.647	1,348,108
1999	$16.631	$17.439	1,580,486
1998	$15.114	$16.631	1,355,289

A-2

Fidelity VIP Fund: Growth Variable Account

			Number of
	Accumulation unit	Accumulation unit	accumulation units
	value at the beginning	value at the end	outstanding at the
	of the year	of the year	end of the year

2007	$17.806	$22.293	691,380
2006	$16.898	$17.806	889,411
2005	$16.195	$16.898	1,101,245
2004	$15.885	$16.195	1,360,891
2003	$12.125	$15.885	1,642,904
2002	$17.592	$12.125	1,791,430
2001	$21.663	$17.592	2,173,025
2000	$24.676	$21.663	2,252,279
1999	$18.206	$24.676	1,699,540
1998	$13.240	$18.206	948,233

Fidelity VIP Fund: Index 500 Variable Account

			Number of
	Accumulation unit	Accumulation unit	accumulation units
	value at the beginning	value at the end	outstanding at the
	of the year	of the year	end of the year

2007	$24.282	$25.247	960,878
2006	$21.276	$24.282	1,274,491
2005	$20.581	$21.276	1,597,762
2004	$18.868	$20.581	1,935,795
2003	$14.903	$18.868	2,262,283
2002	$19.430	$14.903	2,617,294
2001	$22.417	$19.430	2,995,912
2000	$25.062	$22.417	3,074,244
1999	$21.088	$25.062	2,914,618
1998	$16.672	$21.088	1,895,005

Fidelity VIP Fund: Investment Grade Bond Variable Account

			Number of
	Accumulation unit	Accumulation unit	accumulation units
	value at the beginning	value at the end	outstanding at the
	of the year	of the year	end of the year

2007	$16.614	$17.095	283,625
2006	$16.144	$16.614	367,712
2005	$16.019	$16.144	481,822
2004	$15.551	$16.019	561,609
2003	$14.989	$15.551	634,162
2002	$13.775	$14.989	771,334
2001	$12.879	$13.775	703,526
2000	$11.742	$12.879	677,150
1999	$12.032	$11.742	763,210
1998	$11.214	$12.032	691,547

A-3

Fidelity VIP Fund: Money Market Variable Account

			Number of
	Accumulation unit	Accumulation unit	accumulation units
	value at the beginning	value at the end	outstanding at the
	of the year	of the year	end of the year

2007	$13.258	$13.756	343,628
2006	$12.819	$13.258	252,423
2005	$12.617	$12.819	283,204
2004	$12.641	$12.617	378,725
2003	$12.691	$12.641	454,871
2002	$12.650	$12.691	975,984
2001	$12.321	$12.650	1,111,533
2000	$11.750	$12.321	937,770
1999	$11.329	$11.750	1,527,851
1998	$10.888	$11.329	1,070,535

Premier VIT: OpCap Managed Variable Account (1)

			Number of
	Accumulation unit	Accumulation unit	accumulation units
	value at the beginning	value at the end	outstanding at the
	of the year	of the year	end of the year

2007	$20.308	$20.637	328,065
2006	$18.780	$20.308	440,017
2005	$18.087	$18.780	559,223
2004	$16.558	$18.087	692,238
2003	$13.791	$16.558	818,557
2002	$16.825	$13.791	919,473
2001	$17.943	$16.825	1,046,284
2000	$16.578	$17.943	1,084,773
1999	$16.011	$16.578	1,316,391
1998	$15.160	$16.011	1,396,806

Premier VIT: NACM Small Cap Portfolio (formerly OpCap Small Cap Portfolio) Variable Account (1)

			Number of
	Accumulation unit	Accumulation unit	accumulation units
	value at the beginning	value at the end	outstanding at the
	of the year	of the year	end of the year

2007	$29.487	$29.244	108,300
2006	$24.096	$29.487	144,792
2005	$24.419	$24.096	178,036
2004	$21.006	$24.419	210,026
2003	$14.931	$21.006	293,328
2002	$19.321	$14.931	270,798
2001	$18.087	$19.321	457,894
2000	$12.720	$18.087	377,794
1999	$13.139	$12.720	319,888
1998	$14.649	$13.139	295,186

A-4

T. Rowe Price Fixed Income Series, Inc.: Limited-Term Bond Variable Account

			Number of
	Accumulation unit	Accumulation unit	accumulation units
	value at the beginning	value at the end	outstanding at the
	of the year	of the year	end of the year

2007	$14.457	$15.038	116,729
2006	$14.087	$14.457	190,802
2005	$14.040	$14.087	237,230
2004	$14.085	$14.040	272,361
2003	$13.694	$14.085	311,230
2002	$13.176	$13.694	368,951
2001	$12.317	$13.176	426,746
2000	$11.430	$12.317	333,773
1999	$11.505	$11.430	393,693
1998	$10.767	$11.505	348,151

T. Rowe Price International Series, Inc.: International Stock Variable Account

			Number of
	Accumulation unit	Accumulation unit	accumulation units
	value at the beginning	value at the end	outstanding at the
	of the year	of the year	end of the year

2007	$17.489	$19.493	428,362
2006	$14.890	$17.489	533,481
2005	$13.012	$14.890	630,498
2004	$11.597	$13.012	734,375
2003	$9.010	$11.597	777,810
2002	$11.182	$9.010	840,469
2001	$14.578	$11.182	937,606
2000	$17.991	$14.578	978,134
1999	$13.684	$17.991	776,131
1998	$11.979	$13.684	660,670

Van Eck Worldwide Insurance Trust: Worldwide Hard Assets Variable Account (2)

			Number of
	Accumulation unit	Accumulation unit	accumulation units
	value at the beginning	value at the end	outstanding at the
	of the year	of the year	end of the year

2007	$29.067	$41.664	75,636
2006	$23.675	$29.067	86,087
2005	$15.828	$23.675	97,155
2004	$12.946	$15.828	120,254
2003	$9.048	$12.946	158,603
2002	$9.443	$9.048	239,857
2001	$10.693	$9.443	302,989
2000	$9.733	$10.693	311,909
1999	$8.156	$9.733	246,953
1998	$11.983	$8.156	230,762

(1)     The Variable Account invests in a Fund that was formed on May 12, 1994, under the name Quest for Value Asset Builder Trust. The name of the Fund was changed to Quest for Value Accumulation Trust, then to OCC Accumulation Trust, and then to PIMCO Advisors VIT. On May 1, 2005, the name of the Fund was changed to Premier VIT.

(2)     Prior to May 1, 1997, Van Eck Worldwide Hard Assets Variable Account was called Van Eck Gold and Natural Resources Account.

A-5

appendix b — highlights of state variations in contract features, benefits, and operation

PROVISION	LANGUAGE	STATE*
ALLOCATION OF PREMIUMS	This Contract allows You to allocate Net Premium Payments to any Variable Account of the Separate Account and the Fixed Account subject to any minimum allocation amounts established by the Company. If allocations are made in percentages, whole percentages must be used. The initial premium will be allocated as specified in your application. The same allocations will be made for each subsequent payment unless You change the allocations by Written Request or, at the time of a premium payment, You instruct us to allocate that payment differently.	All states except MD

You may have up to 10 different Accounts at any time.

	DIFFERENCE — Instead of being subject to minimum allocation amounts established by the company, the minimum percentage allocation is 1% of a premium payment.	MD

TRANSFERS OF CONTRACT VALUES
If you transfer Contract Value from an Eligible Variable Account, you will no longer be eligible for the Maturity Benefit that applied to that amount.

The transfer privileges may be suspended or modified by us at any time.

Amounts deducted from the Fixed Account for charges, withdrawals and transfers to the Variable Accounts, for the purpose of crediting interest are accounted for on a last in, first out basis. Amounts deducted from the Variable Accounts for charges, withdrawals and transfers to the Fixed Account or among the Variable Accounts, for the purpose of determining the Maturity Benefit are accounted for on a last in, first out basis.
All states except MD

	Deleted: The transfer privileges may be suspended or modified by us at any time.	MD

* Visionary Annuity not approved in AK, GA, ID, LA, NJ, NC, RI, VT, WA and WY.

PROVISION	LANGUAGE							STATE*
SURRENDER CHARGE	The charge is a percentage of the amount withdrawn (not to exceed the aggregate amount of premium payments made) and equals:							All states except MD & TX

			Length of Time from Date of Issue (number of full years elapsed)				Charge

			0-6				7%

			7				6%

			8				4%

			9				2%

			10				0%

	The charge is a percentage of the amount withdrawn (not to exceed the aggregate amount of premium payments made) and equals:							MD, TX

	Age 57 and under		Age 58 and older

	Year	Surrender Charge %	Year	Surrender Charge %	Year	Surrender Charge %

	1-6	7%	1-2	7%	7	3%

	7	6%	3	6.5%	8	2%

	8	4%	4	6%	9	1%

	9	2%	5	5%	10	0%

	10	0%	6	4%

PAYMENT OF DEATH BENEFIT	If the Annuitant dies before the Annuity Commencement Date, the Beneficiary will be paid a death benefit. The death benefit is equal to the greater of (a) the Contract Value as of the date satisfactory proof of death and payment instructions are received by the Company and (b) the premium payments minus any prior withdrawals.

	Any death benefit will be paid to the Beneficiary either in one sum or in the form of an annuity if the Beneficiary should so elect within 60 days of the Annuitant’s death. The annuity must be in the form of a life annuity or an annuity for a period not exceeding the Beneficiary’s life expectancy. However, if the Annuitant is an Owner and the surviving spouse is the sole beneficiary, the surviving spouse may elect to continue the Contract becoming the new Owner and Annuitant.							All states except CT

	Same as standard except the Beneficiary has 10 days after the Annuitant’s death to elect an annuity payout.							CT

* Visionary Annuity not approved in AK, GA, ID, LA, NJ, NC, RI, VT, WA & WY.

PROVISION	LANGUAGE	STATE*
ASSIGNMENT	You may assign the Contract in writing. The assignment will not bind us until we have received a copy. Your rights and those of any Beneficiary or Contingent Owner will be subject to assignment. We are not responsible for the validity or tax consequences of the assignment.	All states except WI

Same as standard plus:

The rights of a beneficiary under a life insurance policy or annuity contract are subordinate to those of an assignee, unless the beneficiary was effectively designated as an irrevocable beneficiary prior to the assignment.
WI

INCORRECT AGE OR SEX	Incorrect Age or Sex
	If the Annuitant’s age or sex has been misstated, the amount of the annuity payable by the Company shall be that provided by that portion of the amounts allocated to effect such annuity on the basis of the corrected information without changing the date of the first payments of such annuity. Any overpayment we make will be charged with compound interest against subsequent payments. Any amounts we owe as a result of under-payment will be paid with compound interest upon receipt of notice of the underpayment. The rate will be the rate we use to determine the number or amount of the payments.	All states except FL, MA MD, OR, OK, PA

	DIFFERENCE: Interest charged on overpayment cannot exceed 6% per year, and may be charged against the current or next succeeding payment or payments that we make under the contract. Statement regarding underpayment is removed.	FL, MD, OR

	MA can only be issued unisex so reference to sex has been removed from standard language.	MA

	Same as standard except specifically states the compound interest rate of 6% for over and under-payments.	OK, PA

UNISEX	Must be issued as unisex so all references to sex are removed and the unisex payout tables are used.	MA & MT

* Visionary Annuity not approved in AK, GA, ID, LA, NJ, NC, RI, VT, WA & WY.

The following riders and endorsements are used with the Variable Annuity (VA-95) and the
Visionary Choice Annuity (VCA-97)
PROVISION	LANGUAGE	STATE*
AGE-95		All States

WSC-TI-95		All States

WSC-ED-95	BENEFITS – If You, your spouse, your child or Annuitant is enrolled in a college, university, vocational, technical, trade, or business school, You may, subject to the provisions of this endorsement, withdraw up to 20% of the Contract Value each Contract Year prior to the Annuity Commencement Date and while the Annuitant is alive. No withdrawal charges will apply. You may make one Withdrawal per Contract Year under this Endorsement. Withdrawals may not be repaid.	All States except PA

	Same as Standard plus: If this Benefit is denied, the surrender proceeds will not be disbursed until the owner is notified of the denial and provided with the opportunity to reapply for the surrender proceeds or to reject the surrender proceeds.	PA

QP-95		All States except PA

	Same as standard except: Any modifications to the contract may be accepted or declined by the contractholder.	PA

All states except MO, PA, TX & WV

WSC-LTC-95
“Inpatient” - removed “and for whom a charge of at least one days’ room and board is made by the Long Term Care Facility.”

“Skilled Nursing Facility” and “Intermediate Care Facility” - removed “and maintains a daily medical record of each patient” from the definitions.
MO

* Visionary Annuity not approved in AK, GA, ID, LA, NJ, NC, RI, VT, WA & WY.

PROVISION	LANGUAGE	STATE*
WSC-LTC-95 (Cont.)
Includes a pre-existing condition disclaimer: Waiver does not apply with respect to the confinement benefit if the Annuitant or Annuitant’s spouse is confined on the issue date of the contract.

Clarifies that the effective date of the endorsement is the date of issue.

If the LTC benefit is denied, the surrender proceeds cannot be disbursed until the owner is notified of the denial and provided with the opportunity to reapply for the surrender proceeds or to reject the surrender proceeds.

Further defines “Confined”: Separate periods of confinement occurring within six months of a previous period of confinement for the same or related condition will be considered the same confinement for the purposes of determining satisfaction of the elimination period and whether to apply a new elimination period. A new elimination period may be applied only to a confinement due to a new or non-related cause or to a confinement occurring more than six months from the most recent confinement for the same or related condition.

     “Long Term Care Facility” cannot exclude a place that primarily treats drug addicts or alcoholics, however the drug addiction must result from (1) the voluntary taking or injection of drugs, unless prescribed or administered by a licensed physician; (2) the voluntary taking of any drugs prescribed by a licensed physician and intentionally not taken as prescribed; (3) sensitivity to drugs voluntarily taken, unless prescribed by a physician. If the annuitant is in a long term care facility because of drug addiction and the addiction results from the voluntary taking of drugs prescribed by a licensed physician or the involuntary taking of drugs, the benefit will be payable.

     Clarifies a member of the Annuitant’s immediate family to means the Annuitant or the Annuitant’s spouse, or the child, parent, brother or sister of either the Annuitant or the Annuitant’ s spouse.

Standard rider will terminate if the contract is terminated or surrendered. PA termination also includes:     1) written request from the Owner for termination; and 2) non-payment of premium.
PA

	Same as standard except: must be confined in a LTC facility at least 91 consecutive days. (Standard is 90.)	TX

	Added tax disclaimer: “Receipt of these benefits may be taxable. Assistance should be sought from a personal tax advisor.”	WV

* Visionary Annuity not approved in AK, GA, ID, LA, NJ, NC, RI, VT, WA & WY.

PROVISION	LANGUAGE	STATE*
WSC-H-95		All States except MO,

	“Inpatient” – removed “and for whom a charge of at least one days’ room and board is made by the Long Term Care Facility.”	MO

1-IRA-95		All States except PA

	Same as standard except: Any modifications to the contract may be accepted or declined by the contractholder.	PA

1-403B-95		All States except PA & VA

	Same as standard except: Any modifications to the contract may be accepted or declined by the contractholder.	PA

	Same as standard plus: We may delay making a loan for a period of no more than six (6) months after you request the loan. However, we will not delay the making of loans to pay premiums for any policy.	VA

* Visionary Annuity not approved in AK, GA, ID, LA, NJ, NC, RI, VT, WA & WY.

Outside back cover page

The Statement of Additional Information (“SAI”) dated October 1, 2008 contains additional information about the Contract and the variable account. The Table of Contents for the SAI appears near the end of this prospectus. The SAI has been filed with the SEC and is incorporated by reference into this prospectus.

You can obtain the SAI (at no cost) by writing to the Service Center at the address shown on the front cover or by calling 1-888-232-6486.

The SEC maintains an Internet website (http://www.sec.gov) that contains the SAI and other information about us and the Contract. More information about us and the Contract (including the SAI) may also be reviewed and copied at the SEC’s Public Reference Room in Washington, DC., or may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 100 F St., N.E., Washington, DC 20549. Additional information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 551-8090.

Aviva Securities, LLP (“Aviva Securities”) serves as the principal underwriter and distributor of the Contracts. You may obtain more information about Aviva Securities and its registered representatives at http://www.finra.org. You also can obtain an investor brochure from the Financial Industry Regulatory Authority, Inc. (“FINRA”), describing its Public Disclosure Program.

Flexible Premium Deferred Variable Annuity
issued by
Aviva Life and Annuity Company (“ALAC”)
(formerly Indianapolis Life Insurance Company (“ILICO”))
through the
ALAC Separate Account 1
(formerly ILICO Separate Account 1)

699 Walnut Street
Des Moines, IA 50309-3929

Direct all payments made by check,
and all correspondence and notices to
ALAC Variable Administration at the Service Center:

P.O. Box 82594
Lincoln, NE 68501
Telephone: 1-888-232-6486
Fax: 1-800-334-2023
www.variable.ameritas.com

Prospectus
October 1, 2008

VISIONARY CHOICE

This Prospectus describes Visionary Choice, a flexible premium deferred annuity contract (“Contract”) offered by ALAC (we, our, us, or the Company). It contains important information about the Visionary Choice variable annuity. Please read this prospectus carefully before investing, and keep it for future reference.

Investments in the variable accounts are not guaranteed. You (the Owner) could lose your money. Money you direct into the fixed account is guaranteed to earn interest at a minimum rate of 3%.

Variable annuity contracts involve certain risks, and you may lose some or all of your investment.

•	The investment performance of the underlying portfolios in which the variable accounts invest will vary.
•	We do not guarantee how any of the portfolios will perform.
•	The Contract is not a deposit or obligation of any bank, and no bank endorses or guarantees the Contract.
•	Neither the U.S. Government nor any federal agency insures your investment in the Contract.

The Contract has 24 funding choices—one fixed account (paying a guaranteed minimum fixed rate of interest) and 23 variable accounts that invest in the following underlying portfolios:

The Alger American Fund (Class O Shares)

•	MidCap Growth Portfolio
•	SmallCap Growth Portfolio

Fidelity Variable Insurance Products Funds (Initial Class)

•	Asset Managersm Growth Portfolio
•	Contrafund® Portfolio
•	Equity-Income Portfolio
•	Growth Portfolio
•	Index 500 Portfolio
•	Investment Grade Bond Portfolio
•	Money Market Portfolio

First Eagle Variable Funds, Inc.

•	First Eagle Overseas Variable Fund

Neuberger Berman Advisers Management Trust (Class I)

•	Mid-Cap Growth Fund
•	Socially Responsive Fund

PIMCO Variable Insurance Trust (Administrative Class)

•	High Yield Portfolio
•	Real Return Portfolio
•	StocksPLUS Growth and Income Portfolio

Pioneer Variable Contracts Trust (Class I)

•	Pioneer Fund VCT Portfolio
•	Pioneer Growth Opportunities VCT Portfolio

Premier VIT (formerly PIMCO Advisors VIT)

•	OpCap Managed Portfolio
•	NACM Small Cap Portfolio (formerly OpCap Small Cap Portfolio)

Royce Capital Fund (Investment Class)

•	Royce Micro-Cap Portfolio

T. Rowe Price Fixed Income Series, Inc.

•	Limited-Term Bond Portfolio

T. Rowe Price International Series, Inc.

•	International Stock Fund

Van Eck Worldwide Insurance Trust (Initial Class)

•	Worldwide Hard Assets Fund

Note:	The Living Benefit described in this prospectus is not available if you purchased this Contract after December 31, 2001.

To learn more about the Contract, you may want to read the Statement of Additional Information dated October 1, 2008 (known as the “SAI”). For a free copy of the SAI, contact us at:

ALAC Variable Administration
P.O. Box 82594
Lincoln, NE 68501

The SEC has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

We have filed the SAI with the U.S. Securities and Exchange Commission (“SEC”) and have incorporated it by reference into this prospectus (It is legally part of this prospectus.) The SAI’s table of contents appears at the end of this prospectus.

The SEC maintains an Internet website (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information. You may also read and copy these materials at the SEC’s public reference room in Washington, D.C. Call 1-800-SEC-0330 for information about the SEC’s public reference room.

This prospectus must be accompanied or preceded by a current prospectus for each of the Funds listed above.

NOT FDIC INSURED	MAY LOSE VALUE	NO BANK GUARANTEE

2

i

glossary

For your convenience, we are providing a glossary of the special terms we use in this prospectus.

accumulation unit — The measurement we use before the Annuity Start Date to calculate the value of each variable account at the end of each business day.

annuitant — You are the annuitant, unless you state otherwise in your application. The annuitant is the person (or persons) whose life (or lives) we use to determine the dollar amount and duration of the annuity payments that we will pay under the Contract and whose death determines the death benefit. You may choose joint annuitants in some cases. Unless we permit otherwise, you may not change the annuitant you name in the application unless you transfer ownership of the Contract.

Annuity Start Date — The date when we will begin to pay annuity payments to the annuitant.

annuity unit — The measurement we use to calculate the value of your annuity payments if you choose to receive annuity payments from the variable accounts.

beneficiary — The person you name to receive the death benefit if the annuitant dies during the pay-in period. If there are joint owners, and one joint owner dies before the Annuity Start Date, then the surviving joint owner becomes the sole beneficiary.

business day — Each day on which the New York Stock Exchange is open for business.

Company (“we,” “us,” “our,” and “ALAC”) — Aviva Life and Annuity Company.

Contract Anniversary — The same date in each year as the date of issue.

contract value — The total amount you have accumulated under the Contract. It is equal to the money you have under the Contract in the separate account and the fixed account.

date of issue — The date we issue your Contract. It is shown on the specifications page of the Contract. We measure contract years and contract anniversaries from the date of issue, and it is the date on which the first contract year begins.

Death Benefit Anniversary — Every third contract anniversary beginning on the date of issue.

due proof of death — Proof of death that we find satisfactory, such as a certified copy of the death record, or a certified copy of a court decree reciting a finding of death.

Eligible Premium Payment — That portion of your Initial Net Premium Payment that you allocate to a particular Eligible Variable Account on the date of issue. We use it as a benchmark for calculating the Living Benefit.

Eligible Variable Account — Variable accounts the Company designates to be guaranteed by the Living Benefit. Currently all variable accounts are so designated.

Enhanced Dollar Cost Averaging (“Enhanced DCA”) — If you choose the Enhanced DCA program, we will transfer a specified amount of money automatically each month from the Enhanced DCA account to your choice of variable accounts. We will credit a rate of interest in excess of the current fixed account rate to the diminishing balance of your Initial Net Premium Payment remaining in the Enhanced DCA account for a specified amount of time, depending upon the Enhanced DCA program you chose.

fixed account — An option to which you can direct your money under the Contract. It provides a guarantee of principal and interest. The assets supporting the fixed account are held in our general account.

Free Withdrawal Amount — The amount that may be withdrawn from the Contract without being assessed a withdrawal charge.

Funds — The open-end management investment companies listed on the front page of this Prospectus. This Contract allows you to invest in certain investment portfolios of the Funds.

Initial Net Premium Payment — The sum of all net premium payments received pursuant to, and as a result of, a Section 1035 Exchange of another Contract at the time of application and any net premium payments received with the application for this Contract.

Living Benefit — A guarantee we provide regarding your Contract’s value in the Eligible Variable Accounts on the Living Benefit Date, provided you select the Living Benefit option on your application. This feature is not available if you purchased this Contract after December 31, 2001.

Living Benefit Date — 10 years after the date of issue.

net premium payment — A premium payment less any applicable premium taxes.

Owner or Owners (“you” or “your”) — The person(s) having the privileges of ownership stated in the Contract. Joint owners may be permitted.

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payee — The person(s) entitled to receive annuity payments. You may name a “Successor Payee” to receive any guaranteed annuity payments after the death of the sole surviving payee.

pay-in period — The period that begins when we issue your Contract and ends on the Annuity Start Date. During the pay-in period, earnings accumulate on a tax-deferred basis.

payout period — The period that begins on the Annuity Start Date during which you receive annuity payments based on the money you have accumulated under your Contract.

payout plan — The arrangement you choose under which we pay annuity payments to you after the Annuity Start Date. You may choose whether the dollar amount of the payments you receive will be fixed, or will vary with the investment experience of the variable accounts in which you are invested at that time.

portfolio — A separate investment portfolio of a Fund in which a variable account invests. The portfolios available for investment through this Contract are listed on the cover page of this prospectus.

premium payment year — The twelve-month period beginning on the date we receive any premium payment. It is used to calculate the withdrawal charge if you choose the date of premium payment withdrawal charge option.

Qualified Contract — A Contract issued in connection with retirement plans that qualify for special federal income tax treatment under sections 401(a), 403(b), 408, 408A, or 457 of the tax code.

separate account — ALAC Separate Account 1, a separate investment account divided into variable accounts that we established to receive and invest the premium payments we receive under the Contract. Assets in the separate account are not part of our general account.

Service Center — The mailing address for the Service Center is P.O. Box 82594, Lincoln, NE 68501.

tax code — The Internal Revenue Code of 1986, as amended.

variable account — A subdivision of the separate account that invests exclusively in shares of a single portfolio of a Fund. The investment performance of each variable account is linked directly to the investment performance of the portfolio in which it invests.

written request — Your signed, written notice or request. We must receive your written request at the Service Center and it must be in a form we find satisfactory.

highlights

These highlights provide only a brief overview of the more important features of the Visionary Choice Contract. You may obtain more detailed information about the Contract later in this prospectus. Please read this prospectus carefully.

The Contract

An annuity is a contract where you agree to make one or more premium payments to us and, in return, we agree to pay a series of payments to you at a later date chosen by you. The Visionary Choice Contract is a special kind of annuity that is:

•	Flexible Premium — you may add premium payments at any time.
•	Tax-Deferred — you generally do not have to pay taxes on earnings until you take money out by full or partial cash withdrawals, or we make annuity payments to you, or we pay the death benefit.
•	Variable — its value fluctuates with the performance of the mutual fund portfolios in which you invest. You bear the investment risk on the amounts you invest.
•	Available with Retirement Plans — you may purchase this annuity in connection with retirement plans, including those that qualify for favorable federal tax treatment.

Like all deferred annuities, the Contract has two phases: the “pay-in” period and the “payout” period. During the pay-in period, you can allocate money to any combination of investment alternatives. Any earnings on your investments accumulate tax-deferred. The payout period begins once you start receiving regular annuity payments from your contract value. The money you can accumulate during the pay-in period, as well as the payout plan you choose, will determine the dollar amount of any annuity payments you receive.

If you are purchasing the Contract through a tax-favored arrangement, including IRAs and Roth IRAs, you should carefully consider the costs and benefits of the Contract (including the annuity income benefits) before purchasing the Contract, since the tax-favored arrangement itself provides tax-sheltered growth.

2

Who Should Purchase the Contract?

We have designed this Contract for people seeking long-term tax deferred accumulation of assets, generally for retirement. This includes persons who have maximized their use of other retirement savings methods, such as 401(k) plans. The tax-deferred feature is most attractive to people in higher federal and state income tax brackets. You should not buy this Contract if you are looking for a short-term investment or if you cannot take the risk of getting back less money than you put in.

If you are purchasing the Contract through a tax-favored arrangement, including IRAs, Roth IRAs, 401(k), 403(b) or 457 plans, you should carefully consider the costs and benefits of the Contract (including annuity income benefits) before purchasing the Contract, since the tax-favored arrangement itself provides for tax-sheltered growth.

How to Invest

You may purchase the Contract with a single payment of $1,000 or more under most circumstances. We will not issue a Contract if you are older than age 85 on the date of issue.

You can pay additional premiums of $1,000 or more with some limitations. Send your premium payments to ALAC Variable Administration at the Service Center. We will not begin processing any premium payment until we receive it at our Service Center.

Cancellation — the Free-Look Period

After you receive your Contract, you have a limited period of time during which you may cancel your Contract and receive a refund. This period of time is referred to as a “free-look” period and is established by state law. Usually, this period is either 10 or 20 days. Depending on your state of residence, if you cancel your Contract during the “free-look” period you will generally receive: 1) the value of your Contract as of the date we receive your notice of cancellation at the Service Center; or 2) the greater of: a) the total of any premium payments you have made, or b) the value of your Contract as of the date we receive your notice of cancellation at the Service Center. Please return your Contract with your notice of cancellation. We will pay the refund within 7 days after we receive your Contract and written or faxed request for cancellation at the Service Center. Your Contract will be deemed void once we issue your refund.

If your state requires that we return your premium payments, we will put your premium payment(s) into the Money Market variable account for fifteen days following the date of issue. See “Cancellation — The Free-Look Period.”

Investment Options

You may currently invest your money in any of 23 portfolios by directing it into the corresponding variable account. The portfolios now available to you under the Contract are:

The Alger American Fund (Class O Shares)

•	MidCap Growth Portfolio
•	SmallCap Growth Portfolio

Fidelity Variable Insurance Products (“VIP”) Funds (Initial Class)

•	Asset Manager: Growth Portfolio
•	Contrafund® Portfolio
•	Equity-Income Portfolio
•	Growth Portfolio
•	Index 500 Portfolio
•	Investment Grade Bond Portfolio
•	Money Market Portfolio

First Eagle Variable Funds, Inc.

•	First Eagle Overseas Variable Fund

Neuberger Berman Advisers Management Trust (“AMT”) (Class I)

•	Mid-Cap Growth Fund
•	Socially Responsive Fund

Pioneer Variable Contracts Trust (Class I)

•	Pioneer Fund VCT Portfolio
•	Pioneer Growth Opportunities VCT Portfolio

PIMCO Variable Insurance Trust (Administrative Class)

•	High Yield Portfolio
•	Real Return Portfolio
•	StocksPLUS Growth and Income Portfolio

Premier VIT

•	OpCap Managed Portfolio
•	NACM Small Cap Portfolio (formerly OpCap Small Cap Portfolio)

Royce Capital Fund

•	Royce Micro-Cap Portfolio

T.	Rowe Price Fixed Income Series, Inc.

•	Limited-Term Bond Portfolio

T.	Rowe Price International Series, Inc.

•	International Stock Portfolio

Van Eck Worldwide Insurance Trust

•	Worldwide Hard Assets Fund

Each variable account invests exclusively in shares of one portfolio of a Fund. Each portfolio’s assets are held separately from the other portfolios and

3

each portfolio has separate investment objectives and policies. The portfolios are described in the prospectuses for the Funds that accompany this prospectus.

The value of your investment in the variable accounts will fluctuate daily based on the investment results of the portfolios in which you invest, and on the fees and charges deducted.

Depending on market conditions, you can make or lose money in any of the variable accounts. We reserve the right to offer other investment choices in the future.

You may also direct your money to the fixed account and receive a guaranteed rate of return. Money you place in the fixed account will earn interest for one-year periods at a fixed rate that is guaranteed by us never to be less than 3.0%.

Transfers

You have the flexibility to transfer assets within your Contract. At any time during the pay-in period, you may transfer amounts among the variable accounts and between the fixed account and any variable account. Certain restrictions apply to transfers to and from the fixed account.

You may make 12 free transfers each contract year. We impose a $25 charge per transfer on each transfer from and among the variable accounts after the twelfth during a contract year before the Annuity Start Date. Transfers from the fixed account are always free of charge.

Transfers will reduce the value of the Living Benefit guarantee.

Once you begin to receive annuity payments, you may make one transfer among the variable accounts each contract year.

Enhanced Dollar Cost Averaging

If you choose the Enhanced Dollar Cost Averaging (“Enhanced DCA”) program, we will transfer a specified amount of money automatically each month from the Enhanced DCA account to your choice of variable accounts. We will credit a rate of interest in excess of the current fixed account rate to the diminishing balance of your Initial Net Premium Payment remaining in the Enhanced DCA account for a 6-month period.

Amounts you allocate to the Enhanced DCA program will not be included in the Living Benefit.

Access to Your Money

During the pay-in period, you may receive a cash withdrawal of all or part of your contract value by sending a written request to the Service Center. The minimum amount you can withdraw is $250. You may also fully withdraw all your value from the Contract and receive its surrender value.

Full and partial withdrawals may be subject to a withdrawal charge, depending upon the withdrawal charge option you chose at the time of purchase and the timing of the withdrawal. In any contract year after the first contract year, you may withdraw a portion of your contract value, called the free withdrawal amount, without incurring a withdrawal charge.

Withdrawals will reduce the value of the Living Benefit guarantee, and may affect any enhanced death benefit you select.

You may have to pay federal income taxes on amounts you withdraw, and a federal penalty tax may be assessed on any money you withdraw from the Contract before age 59 1/2. Access to amounts held in Qualified Contracts may be restricted or prohibited.

Death Benefit

We will pay the death benefit to the beneficiary on the last surviving annuitant’s death before the Annuity Start Date.

The basic death benefit will equal the greater of:

•	the sum of premium payments made under the Contract, less partial withdrawals as of the date we determine the death benefit; or
•	the contract value as of the date we determine the death benefit.

If you elect the enhanced death benefit option, the enhanced death benefit will be the greater of:

•	the contract value as of the date we determine the enhanced death benefit; or
•	the highest contract value on any Death Benefit Anniversary, adjusted for any premium payments received, withdrawals taken and charges incurred between such Death Benefit Anniversary and the date we determine the enhanced death benefit.

We set the value of the enhanced death benefit initially on the first Death Benefit Anniversary (that is, every third Contract Anniversary beginning on the date of issue) and reset it on each Death Benefit Anniversary if the value is greater. Once reset, this value will never decrease unless you make a partial withdrawal.

In determining both the enhanced and the basic death benefit, we will subtract any applicable premium taxes not previously deducted.

4

The enhanced death benefit expires at the annuitant’s age 75. After that time, the enhanced death benefit is equal to the basic death benefit.

Living Benefit

The Living Benefit guarantees a minimum value in the variable accounts on the Contract’s tenth anniversary, provided certain conditions are met. The Living Benefit is based on the first premium payment that you direct into the Eligible Variable Accounts at the time of premium payment.

We will not credit your Contract with any Living Benefit if you elect to receive annuity payments before the Living Benefit Date.

Transfers and withdrawals from an Eligible Variable Account will reduce the value of the Living Benefit.

The Living Benefit is not available if you purchased this Contract after December 31, 2001.

Fees and Charges

Withdrawal Charge. We will deduct a withdrawal charge if you withdraw all or part of your contract value during certain time periods. The amount of the withdrawal charge depends on the withdrawal charge option and free withdrawal option you choose at the time you purchase the Contract.

We do not assess a withdrawal charge on the death benefit or on annuity payments under an annuity payout plan with a life contingency or an annuity payout plan with at least 10 years of guaranteed payments.

You may choose between two withdrawal charge options. If you choose the date of issue withdrawal charge option, we will calculate the withdrawal charge from the date of issue. The date of issue withdrawal charge is 7% in the first six contract years, decreasing to 6% in the seventh contract year, and then declining by 2% in each subsequent contract year, until it is zero in contract year ten. If you choose the date of premium payment withdrawal charge option, we will calculate the withdrawal charge from the date you make a premium payment. The date of premium payment withdrawal charge is 7% in the first premium payment year, decreasing by 1% in each subsequent premium payment year, until it is zero in premium payment year eight.

In any contract year after the first contract year, you may withdraw a portion of your contract value without incurring a withdrawal charge. This amount is called the free withdrawal amount.

The withdrawal charge may be waived in cases of extended hospitalization, long-term care, terminal illness, or to pay for post-secondary education, as provided in the Contract.

Contract Fee. We deduct a quarterly contract fee of $7.50 from your contract value at the end of each contract quarter during the pay-in period and on the date of full withdrawal. Certain exceptions apply.

Transfer Fee. You may make 12 free transfers each contract year. We impose a $25 charge per transfer on each transfer from and among the variable accounts after the twelfth during a contract year before the Annuity Start Date. Transfers from the fixed account are always free of charge.

Mortality and Expense Risk Charge. We will deduct a daily mortality and expense risk charge from your value in the variable accounts at an annual rate of 1.25%. We will continue to deduct this charge after you begin to receive annuity payments if you choose to receive variable annuity payments.

Asset-Based Administrative Charge. We will deduct a daily administrative charge from your value in the variable account at an annual rate of 0.15%. We will continue to assess this charge after you begin to receive annuity payments if you choose to receive variable annuity payments.

Premium Taxes. We will deduct state premium taxes, which currently range from 0% up to 3.5%, if your state requires us to pay the tax. If necessary, we will make the deduction either: (a) from premium payments as we receive them, (b) from your contract value upon partial or full withdrawal, (c) when annuity payments begin, or (d) upon payment of a death benefit.

Portfolio Fees and Charges. Each portfolio deducts portfolio management fees and charges from the amounts you have invested in the portfolios. You pay these fees indirectly. For 2007, these charges ranged from 0.10% to 1.31% annually (including contractual fee waivers and/or reimbursements). See the Fee Table in this Prospectus and the prospectuses for the portfolios.

Compensation. For information concerning compensation paid for the sale of the Contracts, see “Distribution of Contracts.”

Annuity Provisions

Payout Plans. The Contract allows you to receive fixed or variable periodic annuity payments beginning on the Annuity Start Date you select. You may choose among several payout plans. You may receive income payments for a specific period of time or for life, with or without a guaranteed number of payments.

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We will use your adjusted contract value on the Annuity Start Date to calculate the amount of your annuity payments under the payment plan you choose. If you select a variable payout plan, the dollar amount of your payments may go up or down depending on the investment results of the portfolios you invest in at that time.

Federal Tax Status

In general, you are not taxed on earnings on your investment in the Contract until you withdraw money from the Contract or receive annuity payments. Earnings are taxed as ordinary income. During the pay-in period, for tax purposes under non-qualified contracts, withdrawals are taken first from earnings and then from your investment in the Contract. If you receive money from the Contract before age 59 1/2, you may have to pay a 10% federal penalty tax on the earnings portion you received. Death benefits are taxable and generally are included in the income of the recipient. For a further discussion of the federal tax status of the Contract, see “Federal Tax Status.”

Inquiries

If you need additional information or access to your account, please contact us at our Service Center.

Addresses:
ALAC Variable Administration
P.O. Box 82594
Lincoln, NE 68501-2594

Telephone:
1-888-232-6486 (toll-free)
Monday-Thursday, 7:45 a.m. – 6:00 p.m. Central Time
Friday, 7:45 a.m. – 4:30 p.m. Central Time

Automated Voice Response System:
1-888-232-6486 (toll-free)
24 hours a day, 7 days a week

Fax:
1-800-334-2023 (toll-free)

Website:
www.variable.ameritas.com
24 hours a day, 7 days a week

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annuity contract fee table

The following tables describe the fees and expenses that you will pay when buying, owning, and withdrawing from the Contract. The first table describes the fees and charges that you will pay at the time that you buy the Contract, take a loan from the Contract, partially or fully withdraw from the Contract, or transfer contract value among the variable accounts and/or the fixed account. State premium taxes may also be deducted.

Owner Transaction Expenses

Sales Load on Premium Payments	None

Maximum Withdrawal Charge (as a% of premium payments)[1]	7%

Transfer Charge	$25 after 12 per year

Maximum Loan Interest Spread[2]	3%

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Portfolio fees and expenses.

Periodic Charges other than Portfolio Expenses

Annualized Contract Fee[3]	$30 per Contract year

Separate Account Annual Expenses (as a% of average separate account value during the pay-in period)[4]
Mortality and Expense Risk Charge	1.25%
Administrative Charge	0.15%
Total Separate Account Annual Expenses	1.40%

1 The amount of the withdrawal charge depends upon the withdrawal charge option and free withdrawal option you choose at the time you purchase the Contract. If you chose the date of issue withdrawal charge option, the withdrawal charge is 7% of premium payments in the first through sixth contract year, 6% in the seventh contract year, and declines by 2% in each subsequent contract year, until it is zero in the tenth contract year. If you chose the date of premium payment withdrawal charge option, the withdrawal charge decreases every contract year based on the number of years since each premium payment was made, from 7% in the first year to 0% in the eighth year after you made the premium payment. A withdrawal charge may not apply in certain circumstances. For more information, see the “Withdrawal Charge” section of this prospectus.
2 If your Contract is a Qualified Contract issued in connection with a Section 403(b) retirement program, then you may borrow against the surrender value of your Contract. The loan interest spread is the difference between the amount of interest we charge for a loan (6% annually) and the amount of interest we credit to the loan account (a minimum interest rate of 3% annually). We may credit a higher rate of interest to the loan account from time to time.
3 We deduct $7.50 at the end of each Contract quarter or on the date of full withdrawal from the Contract before the Annuity Start Date. We waive this fee for Qualified Contracts. We also waive this fee for Non-Qualified Contracts with cumulative premium payments of $100,000 or more.
4 We will continue to deduct this charge after the Annuity Start Date if annuity payments are made on a variable basis.

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The next table shows the range of total operating expenses charged by the portfolios for the fiscal year ended December 31, 2007. Expenses of the portfolios may be higher or lower in the future. You may obtain more details concerning each portfolio’s fees and expenses in the prospectus for each portfolio.

Range of Expenses for the Portfolios1

	Minimum	Maximum
Total Annual Portfolio Operating Expenses (total of all expenses that are deducted from portfolio assets, including management fees, 12b-1 fees, and other expenses)	0.10%	1.31%

1 The portfolio expenses used to prepare this table were provided to ALAC by the Fund(s). ALAC has not independently verified such information. The expenses shown are those incurred for the year ended December 31, 2007. Current or future expenses may be greater or less than those shown.

					Gross		Net
					Total	Contractual	Total
		Acquired			Annual	Fee	Annual
		Fund Fees	12b-1 Fees/		Portfolio	Waivers	Portfolio
	Management	and	Service	Other	Operating	and	Operating
Name of Portfolio	Fees	Expenses(1)	Fees(2)	Expenses	Expenses	Reimbursements	Expenses
The Alger American Fund (Class O Shares)

MidCap Growth Portfolio	0.76%	N/A	N/A	0.15%	0.91%	N/A	0.91%

SmallCap Growth Portfolio	0.81%	N/A	N/A	0.15%	0.96%	N/A	0.96%

Fidelity Variable Insurance Products Funds (Initial Class)(3)

Asset Manager: Growth Portfolio	0.56%	N/A	N/A	0.18%	0.74%	N/A	0.74%

Contrafund® Portfolio	0.56%	N/A	N/A	0.09%	0.65%	N/A	0.65%

Equity-Income Portfolio	0.46%	N/A	N/A	0.09%	0.55%	N/A	0.55%

Growth Portfolio	0.56%	N/A	N/A	0.09%	0.65%	N/A	0.65%

Index 500 Portfolio	0.10%	N/A	N/A	0.00%	0.10%	N/A	0.10%

Investment Grade Bond Portfolio	0.32%	N/A	N/A	0.11%	0.43%	N/A	0.43%

Money Market Portfolio	0.23%	N/A	N/A	0.09%	0.32%	N/A	0.32%

First Eagle Variable Funds, Inc.

First Eagle Overseas Variable Fund(4)	0.75%	N/A	0.25%	0.23%	1.23%	N/A	1.23%

Neuberger Berman Advisers Management Trust (Class I)(5)

Mid-Cap Growth Portfolio	0.82%	N/A	N/A	0.07%	0.89%	N/A	0.89%

Socially Responsive Portfolio	0.84%	N/A	N/A	0.08%	0.92%	N/A	0.92%

Pioneer Variable Contracts Trust (Class I)

Pioneer Fund VCT Portfolio Class I	0.65%	N/A	N/A	0.05%	0.70%	N/A	0.70%

Pioneer Growth Opportunities Portfolio Class I	0.74%	0.03%	N/A	0.07%	0.84%	N/A	0.84%

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					Gross		Net
					Total	Contractual	Total
		Acquired			Annual	Fee	Annual
		Fund Fees	12b-1 Fees/		Portfolio	Waivers	Portfolio
	Management	and	Service	Other	Operating	and	Operating
Name of Portfolio	Fees	Expenses(1)	Fees(2)	Expenses	Expenses	Reimbursements	Expenses

PIMCO Variable Insurance Trust (Administrative Class)(6)

High Yield Portfolio	0.25%	N/A	0.15%	0.35%	0.75%	N/A	0.75%

Real Return Portfolio	0.25%	N/A	0.15%	0.25%	0.65%	N/A	0.75%

StocksPLUS Growth and Income Portfolio	0.25%	N/A	0.15%	0.10%	0.50%	N/A	0.75%

Premier VIT(7)

OpCap Managed Portfolio	0.80%	N/A	N/A	0.15%	0.95%	N/A	0.95%

NACM Small Cap Portfolio (formerly OpCap Small Cap Portfolio)	0.80%	N/A	N/A	0.15%	0.95%	N/A	0.95%

Royce Capital Fund (Investment Class)

Royce Micro-Cap Portfolio	1.25%	N/A	N/A	0.06%	1.31%	N/A	1.31%

T. Rowe Price Fixed Income Series, Inc.

Limited-Term Bond Portfolio	0.70%	N/A	N/A	N/A	0.70%	N/A	0.70%

T. Rowe Price International Series, Inc.

International Stock Portfolio	0.65%	N/A	N/A	0.20%	0.85%	N/A	0.85%

Van Eck Worldwide Insurance Trust

Worldwide Hard Assets Fund	1.00%	0.01%	N/A	0.01%	1.02%	N/A	1.02%

(1) “Acquired fund” refers to any investment company (including, but not limited to, exchange-traded funds) in which a portfolio invests (or has invested) a portion of its assets. A portfolio has its own expenses and bears a portion of the operating expenses of any investment companies in which it invests. The figure shown for the acquired fund fees and expenses includes the fees and expenses incurred indirectly by a portfolio as a result of its investment in other investment companies.

(2) The 12b-1 distribution plan is described in a portfolio’s prospectus and/or statement of additional information. Because the 12b-1 fees are paid out of portfolio assets on an on-going basis, over time these fees will increase the cost of an investment, and may cost more than paying other types of sales charges.

(3) FMR has voluntarily agreed to reimburse Initial Class shares of Asset Manager: Growth Portfolio, Contrafund® Portfolio, Equity-Income Portfolio, Growth Portfolio and Investment Grade Bond Portfolio to the extent that total operating expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of average net assets exceeded 0.85%. This arrangement may be discontinued by FMR at any time.

(4) Other expenses reflect actual expenses during the fiscal year ended December 31, 2007; the largest of these were monies paid to parties providing transfer agency services to the Fund, including those provided by insurance companies maintaining omnibus accounts with the Fund and acting as sub-transfer agents on behalf of their variable contract holders.

(5) Neuberger Berman Management Inc. (“NBMI”) has contractually agreed to reimburse certain expenses of the Fund through December 31, 2011, so that the total annual operating expenses are limited to 1.30% of the Fund’s average daily net asset value for the Socially Responsive portfolio. The Fund has agreed to repay NBMI for expenses reimbursed to the Fund provided that repayment does not cause the Fund’s annual operating expenses to exceed its expense limitation. Any such repayment must be made within three years after the year in which NBMI incurred the expense.

NBMI has contractually undertaken to limit the expenses of I Class shares for the Mid-Cap Growth Portfolio through December 31, 2011 by reimbursing the Fund for its total operating expenses, excluding compensation to NBMI, taxes, interest, extraordinary expenses, transaction costs and brokerage commissions, that exceed, in the aggregate, 1.00% per annum of the Class’s average daily net asset value. The Fund has in turn contractually undertaken to repay NBMI from I Class assets for the excess operating expenses borne by NBMI, so long as the Class’s annual operating expenses during that period (exclusive of taxes, interest, extraordinary expenses and brokerage commissions) does not exceed 1.00% per year of the Class’s average daily net assets, and further provided that the reimbursements are made within three years after the year in which NBMI incurred the expense.

(6) “Other expenses” reflect an administrative fee of 0.35%, 0.25% and 0.15% for PIMCO High Yield Portfolio, PIMCO Real Return Portfolio, and PIMCO StocksPLUS Growth and Income Portfolio, respectively.

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(7) OpCap Advisors has contractually agreed to reduce total annual portfolio operating expenses of each portfolio to the extent they would exceed 1.00% (net of any expenses offset by earnings credits from the custodian bank) of that portfolio’s average daily net assets through December 31, 2018.

Examples of Maximum Charges

These Examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. The Examples show the maximum costs of investing in the Contract, including Contract owner transaction expenses, a Contract fee of $30 charged on an annual basis (rather than $7.50 charged on a quarterly basis), separate account charges—a daily administrative charge at an annual rate of 0.15%, and a mortality and expense risk charge at an annual rate of 1.25%, of average separate account value—and maximum Annual Portfolio Operating Expenses of 1.31%.

Examples 1 and 2 assume that you invest $10,000 in the Contract with a Date of Issue Withdrawal Charge Option for the time periods indicated. For more information on this withdrawal charge option, see the “Withdrawal Charge” section of this prospectus. The Examples also assume that your investment has a 5% return each year.

(1)	If you fully withdraw from the Contract (or if you elect to annuitize under a period certain option for a specified period of less than 10 years) at the end of the applicable time period, your maximum charges would be:

1 Year	3 Years	5 Years	10 Years

$1,020	$1,676	$2,357	$3,318

(2)	If you do not fully withdraw from your Contract (or if you elect to annuitize under a life contingency option or under a period certain option for a minimum specified period of 10 years) at the end of the applicable time period, your maximum charges would be:

1 Year	3 Years	5 Years	10 Years

$306	$935	$1,586	$3,318

Examples 3 and 4 assume that you invest $10,000 in the Contract with a Date of Premium Payment Withdrawal Charge Option for the time periods indicated. For more information on this withdrawal charge option, see the “Withdrawal Charge” section of this prospectus. The Examples also assume that your investment has a 5% return each year.

(3)	If you fully withdraw from your Contract (or if you elect to annuitize under a period certain option for a specified period of less than 10 years) at the end of the applicable time period, your maximum charges would be:

1 Year	3 Years	5 Years	10 Years

$1,020	$1,464	$1,916	$3,318

(4)	If You do not withdraw from your Contract (or if you elect to annuitize under a life contingency option or under a period certain option for a minimum specified period of 10 years) at the end of the applicable time period, your maximum charges would be:

1 Year	3 Years	5 Years	10 Years

$306	$935	$1,586	$3,318

These Examples do not reflect transfer fees or premium taxes (which may range up to 3.5%, depending on the jurisdiction). Different fees and expenses not reflected in the Examples may be assessed if you annuitize under a variable annuity payout option.

Please remember that the Examples are an illustration and do not represent past or future expenses. Your actual expenses may be higher or lower than those shown. Similarly, your rate of return may be more or less than the 5% assumed in the Examples.

Condensed Financial Information

Condensed financial information for the variable accounts is included at the end of this prospectus.

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about ALAC and the separate account

Aviva Life and Annuity Company

ALAC, the current depositor of the separate account, is an Iowa stock life insurance company. ALAC originally was incorporated under the laws of the State of Iowa as Central Assurance Society of the United States in 1895. From its inception through the first half of the 1900’s, the company operated as both a stock and mutual insurance company at various times under the “Central Life” brand. In 1950, the company changed its name from Central Life Assurance Society (Mutual) to Central Life Assurance Company. On December 31, 1994, the company changed its name to American Mutual Life Insurance Company in connection with a merger transaction. On June 30, 1996, the Company changed its name to AmerUs Life Insurance Company. On November 1, 2007, the company changed its name to Aviva Life and Annuity Company.

ALAC is a direct, wholly owned subsidiary of Aviva USA Corporation, an Iowa corporation, which in turn is an indirect, wholly owned subsidiary of Aviva plc, a public limited company incorporated under the laws of England and Wales. Aviva plc is the ultimate holding company of ALAC and had consolidated assets of £319.7 billion as of December 31, 2007.

IL Annuity and Insurance Company, the initial depositor of the separate account, merged with and into its parent company, ILICO, pursuant to the state laws of Indiana and Kansas on June 30, 2003. ILICO merged with and into its affiliate, ALAC, pursuant to the state laws of Iowa and Indiana on September 30, 2008.

ALAC’s primary business is the marketing, underwriting and issuance of individual policies of life insurance and annuities and the subsequent servicing of those policies and annuities. ALAC markets those policies through independent agents and is licensed to do business in the District of Columbia and all states except New York.

ALAC is obligated to pay all benefits under the Contract.

ALAC Separate Account 1

ALAC Separate Account 1 (initially known as IL Annuity and Insurance Co. Separate Account 1) was formed as a separate account under Massachusetts’ insurance law on November 1, 1994. When IL Annuity and Insurance Co. redomesticated to Kansas on December 29, 2000, the separate account became subject to the laws of the State of Kansas. On June 30, 2003, in connection with the merger of IL Annuity and Insurance Company with and into ILICO, IL Annuity and Insurance Co. Separate Account 1 changed its name to ILICO Separate Account 1 and became subject to the laws of the State of Indiana. On September 30, 2008, in connection with the merger of ILICO with and into ALAC, ILICO Separate Account 1 changed its name to ALAC Separate Account 1 and became subject to the laws of the State of Iowa.

The separate account will receive and invest net premium payments made under the Contracts and under other variable annuity contracts issued by ALAC.

Although the assets in the separate account are our property, the portion of the assets in the separate account equal to the reserves and other contract liabilities of the separate account are not chargeable with the liabilities arising out of any other business that we may conduct and that has no specific relation to or dependence upon the separate account. The assets of the separate account are available to cover our general liabilities only to the extent that the separate account’s assets exceed its liabilities arising under the Contracts and any other contracts supported by the separate account. We have the right to transfer to the general account any assets of the separate account that are in excess of reserves and other contract liabilities. All obligations arising under the Contracts are our general corporate obligations. Income, gains and losses, whether or not realized, from assets allocated to the separate account are credited to or charged against the separate account without regard to other income, gains or losses of any other separate account or of the Company.

The separate account is divided into variable accounts. Each variable account invests exclusively in shares of a single corresponding portfolio. The income, gains and losses, whether or not realized, from the assets allocated to each variable account are credited to or charged against that variable account without regard to income, gains or losses from any other variable account.

The separate account has been registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the “1940 Act”) and meets the definition of a separate account under the federal securities laws. Registration with the SEC does not involve supervision of the management or investment practices or policies of the separate account, the funds or of us by the SEC.

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the portfolios

Each variable account of the separate account invests exclusively in shares of a designated portfolio of a Fund. Shares of each portfolio are purchased and redeemed at net asset value, without a sales charge. Each Fund currently available under the Contract is registered with the SEC under the 1940 Act as an open-end, management investment company.

The assets of each portfolio of each Fund are separate from the assets of that Fund’s other portfolios, and each portfolio has separate investment objectives and policies. As a result, each portfolio operates as a separate investment portfolio and the income or losses of one portfolio has no effect on the investment performance of any other portfolio.

Each of the Funds is managed by an investment adviser registered with the SEC under the Investment Advisers Act of 1940, as amended. Each investment adviser is responsible for the selection of portfolio investments. These investments must be consistent with the investment objective, policies and restrictions of that portfolio.

In addition, the investment objectives and policies of certain portfolios are similar to the investment objectives and policies of other portfolios that may be managed by the same investment adviser or manager. The investment results of the portfolios, however, may be higher or lower than the results of other such portfolios. We make no assurance, and no representation, that the investment results of any of the portfolios will be comparable to the investment results of any other portfolio, even if the other portfolio has the same investment adviser or manager.

An investment in a variable account, or in any portfolio, including the Money Market Portfolio, is not insured or guaranteed by the U.S. Government and there can be no assurance that the Money Market Portfolio will be able to maintain a stable net asset value per share. During extended periods of low interest rates and due to insurance charges, the yields of the Money Market variable account may also become extremely low and possibly negative.

We cannot guarantee that each portfolio will always be available for this Contract. Shares of each portfolio are purchased and redeemed at net asset value, without a sales charge.

Investment Objectives of the Portfolios

The investment objective of each portfolio is summarized below. We give no assurance that any portfolio will achieve its stated objectives. You can find more detailed information, including a description of risks, fees and expenses of each portfolio in the prospectuses for the Funds. For a copy of a current portfolio prospectus, please contact the Service Center. Certain portfolios have similar investment objectives and/or policies. You should carefully read the prospectuses for the portfolios before you invest.

Investment Objectives of the Portfolios

Portfolio	Investment Objective/Investment Adviser

The Alger American MidCap Growth Portfolio (Class O Shares)	Seeks long-term capital appreciation by investing at least 80% of its net assets in equity securities of companies with total market capitalization within the range of companies included in the Russell Midcap Growth Index or the S&P MidCap 400 Index (from $263 million to $42 billion, as of December 31, 2007). Investment adviser is Fred Alger Management, Inc.

The Alger American SmallCap Growth Portfolio (Class O Shares)	Seeks long-term capital appreciation by investing at least 80% of its net assets in equity securities of companies with total market capitalization within the range of companies included in the Russell 2000 Growth Index or the S&P SmallCap 600 Index (from $47 million to $8.3 billion, as of December 31, 2007). Investment adviser is Fred Alger Management, Inc.

Fidelity Variable Insurance Products Fund Asset Manager: Growth Portfolio (Initial Class)	Seeks to maximize total return by allocating its assets among stocks, bonds, short-term instruments, and other investments. Investment adviser is Fidelity Management & Research Company; subadvisers are Fidelity Investments Money Management, Inc., FMR Co., Inc., and Fidelity Research & Analysis Company.

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Portfolio	Investment Objective/Investment Adviser

Fidelity Variable Insurance Products Contrafund® Portfolio (Initial Class)	Seeks long-term capital appreciation by investing primarily in “growth” and/or “value” common stocks. Investment adviser is Fidelity Management & Research Company; subadvisers are FMR Co., Inc. and Fidelity Research & Analysis Company.

Fidelity Variable Insurance Products Equity-Income Portfolio (Initial Class)	Seeks reasonable income and considers the potential for capital appreciation. Investment adviser is Fidelity Management & Research Company; subadvisers are FMR Co., Inc. and Fidelity Research & Analysis Company.

Fidelity Variable Insurance Products Growth Portfolio (Initial Class)	Seeks to achieve capital appreciation. Investment adviser is Fidelity Management & Research Company; subadvisers are FMR Co., Inc. and Fidelity Research &Analysis Company.

Fidelity Variable Insurance Products Index 500 Portfolio (Initial Class)	Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the Standard & Poor’s 500 Index. Investment adviser is Fidelity Management & Research Company; subadvisers are Geode and FMR Co., Inc.

Fidelity Variable Insurance Products Investment Grade Bond Portfolio (Initial Class)	Seeks as high a level of current income as is consistent with the preservation of capital by investing at least 80% of assets in investment-grade (i.e., medium and high quality) debt securities of all types and repurchase agreements for those securities. Investment adviser is Fidelity Management & Research Company; subadvisers are Fidelity Investments Money Management, Inc. and Fidelity Research & Analysis Company.

Fidelity Variable Insurance Products Money Market Portfolio (Initial Class)	Seeks as high a level of current income as is consistent with preservation of capital and liquidity. Investment adviser is Fidelity Management & Research Company; subadvisers are Fidelity Investments Money Management, Inc. and Fidelity Research & Analysis Company.

First Eagle Overseas Variable Fund	Seeks long-term capital growth by investing primarily in equities (including common and preferred stocks), warrants or other similar rights, and convertible securities issued by non-U.S. companies. Investment adviser is Arnhold & S. Bleichroeder Advisers, LLC.

Neuberger Berman Advisers Management Trust Mid-Cap Growth Portfolio (Class I)	Seeks growth of capital by investing at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in common stocks of companies with total market capitalization within the range of companies included in the Russell Midcap® Index (from approximately $479 million to $42.1 billion, as of December 31, 2007). Investment adviser is Neuberger Berman Management, Inc.; subadviser is Neuberger Berman, LLC.

Neuberger Berman Advisers Management Trust Socially Responsive Portfolio (Class I)	Seeks long-term growth of capital by investing primarily in securities of companies that meet the Fund’s financial criteria and social policy. Investment adviser is Neuberger Berman Management, Inc. The subadviser is Neuberger Berman, LLC.

PIMCO Variable Insurance Trust High Yield Portfolio (Administrative Class)	Seeks maximum total return, consistent with preservation of capital and prudent investment management by investing (under normal circumstances) at least 80% of its assets in a diversified portfolio of high yield securities (“junk bonds”); the remainder of the portfolio’s assets may be invested in investment grade fixed income instruments. Investment adviser is Pacific Investment Management Company LLC (“PIMCO”).

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Portfolio	Investment Objective/Investment Adviser

PIMCO Variable Insurance Trust Real Return Portfolio (Administrative Class)	Seeks maximum real return, consistent with preservation of real capital and prudent investment management by investing (under normal circumstances) at least 80% of its net assets in inflation-indexed bonds of varying maturities issued by the U.S. and foreign governments, their agencies or instrumentalities and corporations. The portfolio invests primarily in investment grade securities, but may invest up to 10% of its total assets in high yield securities (“junk bonds”). Investment adviser is PIMCO.

PIMCO Variable Insurance Trust StocksPLUS Growth and Income Portfolio	Seeks total return which exceeds that of the S&P 500 by investing substantially of its assets in S&P 500 derivatives, backed by a portfolio of fixed income instruments. The portfolio may invest in common stocks, options, futures, options on futures and swaps. Investment adviser is PIMCO.

Pioneer Fund VCT Portfolio (Class I Shares)	Seeks reasonable income and capital growth by investing predominantly in equity securities, primarily of U.S. issuers; the portfolio may invest up to 20% of its total assets in equity and debt securities of non-U.S. issuers. Investment adviser is Pioneer Investment Management, Inc.

Pioneer Variable Contracts Trust Growth Opportunities Portfolio (Class I Shares)	Seeks growth of capital by investing primarily in equity securities of companies that the portfolio’s investment adviser considers to be reasonably priced or undervalued, with above average growth potential. Investment adviser is Pioneer Investment Management, Inc.

Premier VIT OpCap Managed Portfolio	Seeks growth of capital over time by investing in common stocks, bonds, and cash equivalents. Investment adviser is OpCap Advisors LLC; subadviser is Oppenheimer Capital LLC.

Premier VIT NACM Small Cap Portfolio (formerly OpCap Small Cap Portfolio)	Seeks capital appreciation through a diversified portfolio consisting primarily of securities of smaller market capitalization companies at the time of purchase. Investment adviser is OpCap Advisors LLC; subadviser is Nicholas-Applegate Capital Management LLC.

Royce Capital Fund Micro-Cap Portfolio	Seeks long-term growth of capital by investing primarily in equity securities of companies with market capitalizations up to $500 million. Investment adviser is Royce & Associates, LLC.

T. Rowe Price Fixed Income Series Limited-Term Bond Portfolio	Seeks a high level of income consistent with moderate fluctuations in principal value. The Portfolio invests up to 80% of its net assets in bonds, and may invest up to 10% of its assets in below investment-grade securities (commonly referred to as “junk bonds”). Investment adviser is T. Rowe Price Associates, Inc.

T. Rowe Price International Series International Stock Portfolio	Seeks long-term capital growth through investments primarily in the common stocks of established, non-U.S. companies. Investment adviser is T. Rowe Price International, Inc.

Van Eck Worldwide Insurance Trust Worldwide Hard Assets Fund (Initial Class Shares)	Seeks long-term capital appreciation by investing primarily in “hard asset” securities. Investment adviser is Van Eck Associates Corporation.

Availability of the Funds

We cannot guarantee that each portfolio will always be available for investment through the Contracts.

We reserve the right, subject to compliance with applicable laws and regulations, to add new portfolios or portfolio classes, close existing portfolios or portfolio classes to allocations of new premiums or contract value by existing owners or new Contract Owners at any time, or substitute portfolio shares that are held by any variable account for shares of a different portfolio. We will

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not substitute any shares without notice and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law. New or substitute portfolios may have different fees and expenses and their availability may be limited to certain classes of purchasers. The Funds, which sell their shares to the variable accounts pursuant to participation agreements, also may discontinue offering their shares to the variable accounts.

We also reserve the right in our sole discretion to establish additional variable accounts, or eliminate or combine one or more variable accounts, if marketing needs, tax considerations or investment conditions warrant. We will determine if new or substituted variable accounts will be available to existing contract owners. Subject to obtaining any approvals or consents required by law, we may transfer the assets of one or more variable accounts to any other variable account if, in our sole discretion, marketing, tax, or investment conditions warrant. For additional information regarding substitutions of investments and resolving conflicts among Funds, call the Service Center for a free copy of the SAI.

the pay-in period

The pay-in period begins when your first premium payment is made and continues until you begin to receive annuity payments on the Annuity Start Date. The pay-in period will also end if you fully withdraw all of your contract value before the Annuity Start Date.

Purchasing a Contract

Notwithstanding anything to the contrary in this prospectus, the Contract is no longer offered for sale. However, ALAC continues to accept new premiums on, and process transactions for, existing Contracts.

Premium Payments

Premium payments generally must be at least $1,000 ($50 for IRAs). You may make premium payments at any time until the earliest of: (a) the Annuity Start Date; (b) the date you fully withdraw all contract value; or (c) the date you reach age 85 (age 70 1/2 for traditional IRAs), although we may grant exceptions.

In any one contract year, we will not accept premium payments that total more than two times your first premium payment. We will not accept total premium payments in excess of $250,000. However, we reserve the right to waive these limitations.

Under the Automatic Premium Payment Plan, you may select a monthly payment schedule under which we will automatically deduct premium payments from a bank or credit union account or other source. The minimum amount of such payment is $1,000 per month.

Cancellation — the Free-Look Period

You have the right to cancel the Contract for any reason within 10 days after you receive it (or within 20 days of receipt if the Contract is replacing another annuity contract or insurance policy). In some jurisdictions, this period may be longer than 10 days. To cancel the Contract, you must send a written or faxed request for cancellation and the returned Contract to the Service Center before the end of the free-look period. You may fax your request and Contract to 1-800-334-2023.

The amount that we will refund to you will vary according to state requirements. In most states, we will refund to you an amount equal to the sum of:

•	the difference between the premium payments you paid and the amounts you allocated to the variable accounts and the fixed account under the Contract; and
•	the contract value as of the date we receive the Contract and the written or faxed request for cancellation at the Service Center.

You bear the investment risk for net premium payments allocated to the variable accounts during the free-look period.

A few states require us to return premium payments upon cancellation. If state law requires that premium payments be returned, we will refund to you the greater of:

•	the premium payments you paid under the Contract; and
•	the contract value (without the deduction of a withdrawal charge) on the date we receive your Contract and your written or faxed request for cancellation at our Service Center, plus any premium taxes we deducted.

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In those states where we must return premium payments, we will place the money you allocated to a variable account into the Money Market variable account for a 15-day period following the date of issue. At the end of that period, we will direct the amount in the Money Market variable account to the variable accounts you selected on your application based on the allocation percentages you specified.

We will pay you a refund within 7 days after we receive your written or faxed request and the Contract at the Service Center.

Once we issue your refund, your Contract will be void and cannot be reinstated.

Tax-Free “Section 1035” Exchanges

You can generally exchange one annuity contract for another in a ’tax-free exchange’ under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both contracts carefully. Remember that if you exchange another contract for the one described in this prospectus, you might have to pay a surrender or withdrawal charge. If the exchange does not qualify for Section 1035 tax treatment, you may have to pay federal income tax, including a possible penalty tax, on your old contract. There will be a new withdrawal charge period for this Contract and other charges may be higher (or lower) and the benefits may be different. You should not exchange another contract for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person trying to sell you this Contract (that person will generally earn a commission if you buy this contract through an exchange or otherwise).

Designating Your Investment Options

When you fill out your application, you will give us instructions on how to allocate your first net premium payment among the twenty-three variable accounts and the fixed account. The amount you direct to a particular variable account and/or to the fixed account must equal at least 1% of the premium payment.

Once we receive your premium payment and your completed application at the Service Center, we will issue your Contract and direct your first net premium payment within two (2) business days to the variable accounts and/or the fixed account in accordance with your instructions, subject to the limitations set forth above under “Cancellation — The Free Look Period.”

If you did not give us all the information we need, we will contact you. If we cannot complete the application within 5 business days, we will either send back your money immediately or obtain your permission to keep your money until we receive all the necessary information. Once the application is complete, we will direct your first net premium payment to the variable accounts and/or the fixed account according to your instructions within 2 business days, subject to the free look provisions.

We will credit any additional net premium payments you make to your Contract at the accumulation unit value computed at the end of the business day on which we receive them at our Service Center. Our business day closes when the New York Stock Exchange closes, usually at 3:00 p.m. Central Time. If we receive your premium payments after the close of our business day, we will calculate and credit them the next business day. We will direct your net premium payment to the variable accounts and/or the fixed account according to your instructions in effect at the time we receive it. However, you may direct individual premium payments to a specific variable account and/or to the fixed account without changing your instructions. You may change your instructions directing your investments at any time by sending us a written request or by telephone authorization. Changing your instructions will not change the way existing contract value is apportioned among the variable accounts or the fixed account.

The contract value you direct to a variable account will vary with the investment experience of that variable account. You bear the entire investment risk for amounts you allocate to the variable accounts. You should periodically review your premium payment allocation instructions in light of market conditions and your overall financial objectives.

Choosing the Owners, Annuitants and Beneficiaries

You are the annuitant, unless you state otherwise in the application. In certain cases, you may choose joint annuitants. Unless we permit otherwise, you may not change the annuitant(s) you name in the application without first transferring ownership of the Contract.

Naming different persons as owner and annuitant can affect the amount of the death benefit, whether an annuity payment is due, the amount of the annuity payment, and the recipient of the annuity payment. Use care when naming owners, annuitants and beneficiaries. If you have any questions concerning the criteria you should use when choosing the owners, annuitants and beneficiaries, consult your registered representative.

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your contract value

Separate Account Value

Your separate account value will reflect the investment experience of variable accounts you select, any net premium payments paid, any full withdrawals or partial withdrawals, any transfers you made, and any charges assessed in connection with the Contract. We do not guarantee a minimum separate account value. A Contract’s separate account value depends upon a number of variables, therefore it cannot be predetermined.

Calculating Separate Account Value

Your separate account value is determined at the end of each business day. The value will be the total of your Contract’s value in each of the variable accounts. We determine your Contract’s value in each variable account by multiplying that variable account’s unit value for the relevant valuation period by the number of accumulation units of that variable account allocated to the Contract.

Number Of Accumulation Units

At the end of each business day, any amounts you allocate or transfer to the variable accounts will be converted into variable account accumulation units. We determine the number of accumulation units to be credited to your Contract by dividing the dollar amount being allocated or transferred to a variable account by the accumulation unit value for that variable account at the end of the business day during which the amount was allocated or transferred. The number of accumulation units in any variable account will be increased at the end of the business day by any net premium payments allocated to the variable account during the current business day and by any amounts transferred to the variable account from another variable account or from the fixed account during the current business day.

Any amounts transferred, withdrawn or deducted from a variable account will be processed by redeeming accumulation units. The number of accumulation units to be redeemed is determined by dividing the dollar amount being removed from a variable account by the accumulation unit value for that variable account at the end of the business day during which the amount was removed. The number of accumulation units in any variable account will be decreased at the end of the business day by:

•	any amounts transferred (including any applicable transfer fee) from that variable account to another variable account or to the fixed account;
•	any amounts withdrawn;
•	any withdrawal charge or premium tax assessed upon a partial or full withdrawal; and
•	the quarterly contract fees if assessed on that business day.

Accumulation Unit Value

The accumulation unit value for each variable account’s first business day was set at $10. The accumulation unit value for a variable account is calculated for each subsequent business day by multiplying the accumulation unit value at the end of the immediately preceding business day by the Net Investment Factor for the business day for which the value is being determined. The Net Investment Factor reflects the separate account charges for the Contract that are assessed on a daily basis against the assets in each variable account.

You may obtain the formula for computing the Net Investment Factor by calling the Service Center and requesting a free copy of the SAI.

transfers between investment options

General

Before the Annuity Start Date and subject to the restrictions described below, you may transfer all or part of your contract value in a variable account or the fixed account to another variable account or the fixed account.

If you transfer money out of an Eligible Variable Account, you will reduce the value of Living Benefit guarantee. It is important that you read the section on “Living Benefit” before you make a transfer if you have selected the living benefit option.

Transfers to the fixed account must be at least $1,000. Before the Annuity Start Date, you may transfer up to 20% of the fixed account value (as determined at the beginning of the contract year) from the fixed account to one or more of the variable accounts in any contract year. We measure a contract year from the anniversary of the day we

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issued your Contract. We do not charge a transfer fee for transfers from the fixed account to one or more variable accounts and such a transfer is not considered a transfer for purposes of assessing a transfer charge.

We will make transfers as of the business day on which we receive your written or faxed request or telephone authorization to transfer, provided we receive it at our Service Center before the close of our business day, usually 3:00 p.m. Central Time. The transfer will be processed based on the accumulation unit value determined at the end of the business day on which we receive your completed order. If we receive your request after the close of our business day, we will make the transfer as of the next business day. There currently is no limit on the number of transfers that you can make before the Annuity Start Date among or between variable accounts or to the fixed account.

We reserve the right to modify, restrict, suspend or eliminate the transfer privileges (including the telephone transfer facility) at any time, for any class of Contracts, for any reason. In particular, we reserve the right not to honor transfers requested by a third party holding a power of attorney from you where that third party requests simultaneous transfers on your behalf for two or more Contracts.

Excessive Trading Limits

This Contract is not designed for use by organizations or individuals engaged in market timing or for use by investors who make frequent transfers, programmed transfers, transfers into and then out of a variable account in a short period of time, or transfers of large amounts at one time (“Disruptive Trading”).

Market timing and other kinds of Disruptive Trading can increase your investment risks and have harmful effects for you, for other Contract Owners, for the Fund portfolios, and for other persons who have material rights under the Contracts, such as insureds and beneficiaries. These risks and harmful effects include:

•	dilution of the interests of long-term investors in a variable account if market timers manage to transfer into a Fund portfolio at prices that are below the true value or to transfer out of the Fund portfolio at prices that are above the true value of the Fund portfolio’s investments (some market timers attempt to do this through methods known as “time-zone arbitrage” and “liquidity arbitrage”);
•	reduced investment performance due to adverse effects on portfolio management by:

o	impeding a portfolio manager’s ability to sustain an investment objective;
o	causing the Fund portfolio to maintain a higher level of cash than would otherwise be the case;
o	causing a Fund portfolio to liquidate investments prematurely (or otherwise at an inopportune time) in order to pay withdrawals or transfers out of the Fund portfolio; and

•	increased costs to you in the form of increased brokerage and administrative expenses. These costs are borne by all Contract Owners invested in those variable accounts, not just those making the transfers.

Policy Against Disruptive Trading. We have adopted policies and procedures that are intended to detect and deter market timing and other forms of Disruptive Trading (which may vary for certain variable accounts at the request of the Fund portfolios). We do not make special arrangements or grant exceptions or waivers to accommodate any persons or class of persons with regard to these policies and procedures. Do not invest with us if you intend to conduct market timing or potentially Disruptive Trading.

For these purposes, we do not include transfers made pursuant to Dollar Cost Averaging or Automatic Account Balancing.

Detection. We monitor the transfer activities of owners, or intermediaries acting on their behalf, in order to detect market timing and other forms of Disruptive Trading activity. However, despite our monitoring we may not be able to detect or halt all Disruptive Trading activity. Our ability to detect Disruptive Trading, and to consistently apply our procedures to deter Disruptive Trading, may be limited by operational or technological systems, as well as by our ability to predict strategies employed by market timers to avoid detection. As a result, despite our efforts, there is no assurance that we will be able to identify and curtail all Disruptive Trading by such Contract Owners or intermediaries acting on their behalf.

In addition, because other insurance companies (and retirement plans) with different market timing policies and procedures may invest in the Fund portfolios, we cannot guarantee that all harmful trading will be detected or that a Fund portfolio will not suffer harm from Disruptive Trading in the variable accounts of variable products issued by these other insurance companies (or retirement plans) that invest in the Fund portfolios.

As a result, to the extent we are not able to detect Disruptive Trading activity, or other insurance companies (or retirement plans) fail to detect such activity, it is possible that a market timer may be able to engage in Disruptive Trading transactions

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that may interfere with Fund portfolio management and cause you to experience detrimental effects such as increased costs, lower performance and a dilution of your interest in a Fund portfolio.

Deterrence. We impose limits on transfer activity within the Contract in order to deter Disruptive Trading.

We reserve the right to restrict transfers if we determine, in our sole opinion, that you are engaging in a pattern of transfers that may disadvantage Contract Owners. In making this determination, we will consider, among other things:

•	the total dollar amount being transferred;
•	the number of transfers you make over a period of time;
•	whether your transfers follow a pattern designed to take advantage of short term market fluctuations, particularly within certain Fund portfolios;
•	whether your transfers are part of a group of transfers made by a third party on behalf of individual Contract Owners in the group; and
•	the investment objectives and/or size of the Fund portfolio.

We also reserve the right to reverse a potentially harmful transfer if a Fund portfolio refuses or reverses our order; in such instances, some Contract Owners may be treated differently than others in that some transfers will be reversed and others allowed.

We reserve the right to restrict transfers by any firm or any other third party authorized to initiate transfers on behalf of one or more Contract Owners if we determine such third party trader is engaging in a pattern of transfers that may disadvantage Contract Owners. In making this determination, we may, among other things:

•	reject the transfer instructions of any agent acting under a power of attorney on behalf of one or more Contract Owners, or
•	reject the transfer or exchange instructions of individual Contract Owners who have executed transfer forms which are submitted by market timing firms or other third parties acting on behalf of one or more Contract Owners.

We will notify affected Contract Owners before we limit transfers, modify transfer procedures or refuse to complete a transfer. Transfers made pursuant to participation in a dollar cost averaging, portfolio rebalancing, earnings sweep or asset allocation program are not subject to these disruptive trading procedures. See the sections of the Prospectus describing those programs for the rules of each program.

In addition to our internal policies and procedures, we will administer your variable annuity to comply with any applicable state, federal, and other regulatory requirements concerning transfers. To the extent permitted by law, we also reserve the right to defer the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Fund portfolios.

Under our current policies and procedures, we do not impose redemption fees on transfers.

Redemption fees, other transfer limits, and other procedures or restrictions may be more or less successful than ours in deterring market timing or other forms of Disruptive Trading and in preventing or limiting harm from such trading.

In the absence of a defensive transfer restriction (e.g., expressly limiting the number of trades within a given period or the size of trades), it is likely that some level of market timing and disruptive trading will occur before it is detected and steps are taken to deter it (although some level of market timing and disruptive trading can occur with a defensive transfer restriction). We do not impose defensive transfer restrictions and, therefore, it is likely that some level of Disruptive Trading will occur before we are able to detect it and take steps in an attempt to deter it.

We may revise our policies and procedures in our sole discretion at any time and without prior notice, as we deem necessary or appropriate (1) to better detect and deter market timing or other Disruptive Trading if we discover that our current procedures do not adequately curtail such activity, (2) to comply with state or federal regulatory requirements, or (3) to impose additional or alternative restrictions on owners engaging in frequent transfer activity among the Fund portfolios under the Contract. The actions we take will be based on policies and procedures that we apply uniformly to all Contract Owners.

Fund Portfolio Frequent Trading Policies. The Fund portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the Fund portfolios describe any such policies and procedures. The frequent trading policies and procedures of one Fund portfolio may be different, and more or less restrictive, than the frequent trading policies and procedures of another Fund portfolio and the policies and procedures we have adopted for the Contract to discourage market timing and other programmed, large, frequent, or short-term transfers. You should be aware that we may not have the contractual ability or the operational capacity to monitor Contract Owners’ transfer requests and apply the frequent trading policies and procedures of the respective Fund

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portfolios that would be affected by the transfers. Accordingly, Contract Owners and other persons with material rights under our variable annuities should assume that any protection that they may have against potential harm from Disruptive Trading is the protection, if any, provided by the policies and procedures we have adopted for our variable annuities to discourage market timing.

You also should be aware that, as required by SEC regulation, we have entered into a written agreement with each Fund or principal underwriter that obligates us to provide the Fund, upon written request, with information about you and your trading activities in the Fund’s portfolios. In addition, we are obligated to execute instructions from the Funds that may require us to restrict or prohibit your investment in a specific portfolio if the Fund identifies you as violating the frequent trading policies that the Fund has established for that portfolio.

Omnibus Order. Contract Owners and other persons with material rights under the variable annuities also should be aware that the purchase and redemption orders received by the Fund portfolios generally are “omnibus” orders from intermediaries such as retirement plans and separate accounts funding variable insurance products. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual owners of variable insurance products. The omnibus nature of these orders may limit the ability of the Fund portfolios to apply their respective Disruptive Trading policies and procedures. We cannot guarantee that the Fund portfolios will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the Fund portfolios. These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage harmful transfer activity, it will affect other owners of Fund portfolio shares, as well as the owners of all of the variably annuity or variable life insurance contracts, including ours, whose variable investment options correspond to the affected Fund portfolios. In addition, if a Fund portfolio believes that an omnibus order we submit may reflect one or more transfer requests from Contract Owners engaged in Disruptive Trading, the Fund portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request.

Transfer Fee

We will impose a transfer fee of $25 for the thirteenth and each subsequent transfer request you make per contract year from and among the variable accounts. We do not charge a transfer fee for transfers from the fixed account to one or more variable accounts and such a transfer is not considered a transfer for purposes of assessing a transfer charge. See “Fees and Charges.”

contract owner services

Dollar Cost Averaging

The Dollar Cost Averaging (“DCA”) program permits you to systematically transfer (on a monthly or quarterly basis) a set dollar amount from one or more variable accounts or the fixed account to any other variable accounts. The fixed dollar amount will purchase more accumulation units of a variable account when their value is lower and fewer units when their value is higher. Over time, the cost per unit may average out to be less than if all purchases of units had been made at the highest value and greater than if all purchases had been made at the lowest value. The DCA method of investment reduces the risk of making purchases only when the price of accumulation units is high. It does not assure a profit or protect against a loss in declining markets.

You may elect to participate in the DCA program at any time before the Annuity Start Date, by sending us a written request. To use the DCA program, you must transfer at least $100 to each variable account. Once you elect the program, it remains in effect for the life of the Contract until the value of the variable account from which transfers are being made is depleted, and/or the value of the fixed account is expended, or until you cancel the program by written request or by telephone request if we have your telephone authorization on file. There is no additional charge for DCA, and a transfer under this program is not considered a transfer for purposes of assessing a transfer change. We reserve the right to discontinue offering the DCA program at any time and for any reason.

DCA from an Eligible Variable Account will reduce the value of the Eligible Premium Payment on which the Living Benefit is based.

Enhanced Dollar Cost Averaging

When you purchase your Contract, you may choose an Enhanced Dollar Cost Averaging (“Enhanced

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DCA”) program. This program allows you to place all or a portion of your Initial Net Premium Payment in the fixed account for a 6-month period of time. During that time, you will earn a higher rate of interest on the diminishing balance of assets remaining in the Enhanced DCA account than is currently credited to the standard fixed account. Transfers will occur each month over the six month period with the final transfer including all amounts remaining in the fixed account.

Premium payments over $250,000 will require our approval. Enhanced DCA transfers may only be made into the variable accounts you select. You must choose a fixed dollar amount of at least $100 to be transferred from the fixed account each month.

We will process transfers under the Enhanced DCA program until either the amounts in the Enhanced DCA account are exhausted, or you instruct us to stop transfers by sending a written or faxed request to the Service Center, or by telephone request (if we have your telephone authorization on file). If you stop transfers under this program, you will no longer receive the higher Enhanced DCA interest rate. Unless you instruct us otherwise, when we receive your written notice to discontinue transfers under the Enhanced DCA program, we will automatically transfer the amount remaining under the Enhanced DCA program to the standard fixed account. If you cancel your Contract during the free-look period, we will credit the standard fixed account rate to any amounts you allocated to the Enhanced DCA program.

Transfers under the Enhanced DCA program do not count towards the 12 transfers we allow each contract year without charge.

Amounts you allocate to the Enhanced DCA program will not be included in the Living Benefit guarantee.

Interest Sweep

Before the Annuity Start Date, you may elect to have any interest credited to the fixed account automatically transferred on a quarterly basis to one or more variable accounts. There is no charge for interest sweep transfers and an interest sweep transfer is not considered a transfer for purposes of assessing a transfer charge. Amounts transferred out of the fixed account due to an interest sweep transfer are counted toward the 20% of fixed account value that may be transferred out of the fixed account during any contract year. We reserve the right to discontinue offering the Interest Sweep program at any time and for any reason.

Automatic Account Balancing

Once your money has been allocated among the variable accounts, the performance of each variable account may cause your allocation to shift. You may instruct us to automatically rebalance your variable account values (on a monthly or quarterly basis) to return to the percentages specified in your allocation instructions. You may elect to participate in the Automatic Account Balancing program when you complete your application or at any other time before the Annuity Start Date by sending us a written request. Your percentage allocations must be in whole percentages and be at least 1% per allocation. You may start and stop Automatic Account Balancing at any time by sending us a written request or by telephone request, if we have your telephone authorization on file. There is no additional charge for using Automatic Account Balancing, and an Automatic Account Balancing transfer is not considered a transfer for purposes of assessing a transfer charge. We reserve the right to discontinue offering the Automatic Account Balancing program at any time and for any reason.

Automatic Account Balancing from an Eligible Variable Account will reduce the value of the Eligible Premium Payment on which the Living Benefit is based.

access to your money

Contract owners may withdraw some or all of their contract value before the earlier of the Annuity Start Date or the last surviving annuitant’s death. We must receive, by mail or facsimile at our Service Center, a properly completed withdrawal request that contains your original signature.

If you live in a community property state, your spouse must also sign the withdrawal request.

You may have to pay federal income taxes on any money you withdraw. If you take a withdrawal before age 59 1/2, a federal penalty tax may apply. Access to amounts in Qualified Contracts may be restricted or prohibited.

We will pay any amounts withdrawn from the variable accounts within 7 days. However, we may suspend or postpone payment under the conditions specified below. See “Payments.”

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Full Withdrawals

At any time before the Annuity Start Date, you may withdraw fully from the Contract for its surrender value.

When you request a full withdrawal, your Contract must accompany your written request. Withdrawal proceeds are sent to the address of record. We will not accept faxed requests for full withdrawals.

The surrender value is equal to:

•	the contract value; minus
•	any applicable withdrawal charges; minus
•	any premium taxes not previously deducted; and minus
•	the quarterly contract fee unless waived.

For Qualified Contracts, any outstanding loan balance is also deducted.

The value you receive upon full withdrawal from the Contract may be more or less than the total of all premium payments made to the Contract.

The surrender value will be determined as of the business day on which we receive your written request for a full withdrawal, plus your Contract, at our Service Center provided we receive them before the close of our business day, usually 3:00 p.m. Central Time. If we receive them after the close of our business day, we will determine the surrender value as of the next business day. The surrender value will be paid in a lump sum unless you request payment under a payout plan. A full withdrawal may have adverse federal income tax consequences, including a penalty tax. See “Federal Tax Matters.”

Partial Withdrawals

At any time before the Annuity Start Date, you may send a written request to us to withdraw part of your contract value. You must withdraw at least $250.

We will accept faxed requests for partial withdrawals, provided the requests are received at 1-800-334-2023, and the withdrawal proceeds are being sent to the address of record.

We will withdraw the amount you request from the contract value as of the business day on which we receive your written request for the partial withdrawal at our Service Center, provided we receive it before the close of our business day, usually 3:00 p.m. Central Time. If we receive your request after the close of our business day, we will make the withdrawal as of the next business day. We will then reduce the amount remaining in the Contract by any applicable withdrawal charge. Your contract value after a partial withdrawal must be at least $1,000. If your contract value after a partial withdrawal is less than $1,000, we reserve the right to pay you the surrender value in a lump sum.

You may specify how much you wish to withdraw from each variable account and/or the fixed account. If you do not specify, or if you do not have sufficient assets in the variable accounts or fixed account you specified to comply with your request, we will make the partial withdrawal on a pro rata basis from the fixed account and those variable accounts in which you are invested. We will base the pro rata reduction on the ratio that the value in each variable account and the fixed account has to the entire contract value before the partial withdrawal.

If you withdraw money from an Eligible Variable Account, you will reduce the value of the Eligible Premium Payment on which your Living Benefit is based. It is important that you read the section on “Living Benefit” before you make a withdrawal if you have selected the Living Benefit option.

Income taxes, tax penalties and certain restrictions may apply to any withdrawal you make. See “Federal Tax Matters.”

Systematic Withdrawal

The Systematic Withdrawal program provides an automatic monthly or quarterly payment to you from the amounts you have accumulated in the variable accounts and/or the fixed account. The minimum amount you may withdraw is $100. The maximum amount that may be transferred and withdrawn out of the fixed account in any contract year (transfers, systematic withdrawals and partial withdrawals) is 20% of the fixed account value as determined at the beginning of the contract year. To use the program, you must maintain a $1,000 balance in your Contract. You may elect to participate in the Systematic Withdrawal program at any time before the Annuity Start Date by sending a written request to our Service Center. Once you elect the program, it remains in effect unless the balance in your Contract drops below $1,000. You may cancel the program at any time by sending us a written request or by calling us by telephone if we have your telephone authorization on file.

We will assess a withdrawal charge on these withdrawals, unless the amount you withdraw under the Systematic Withdrawal program qualifies as a free withdrawal amount or unless withdrawal charges no longer apply to the amounts withdrawn. Withdrawals under the Systematic Withdrawal program are permitted a free withdrawal amount during the first contract year. You should check with the Service Center each month before a systematic withdrawal is taken to learn whether withdrawal

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charges would apply. We do not deduct any other charges for this program.

All systematic withdrawals will be paid to you on the same day each month, provided that day is a business day. If it is not, then payment will be made on the next business day. You can elect to receive payments only on the 1st through the 28th of the month. Systematic withdrawals may be taxable, subject to withholding, and subject to a 10% penalty tax. We reserve the right to discontinue offering the Systematic Withdrawal program at any time and for any reason.

Systematic withdrawals from an Eligible Variable Account will reduce the value of the Eligible Premium Payment on which the Living Benefit is based.

Full and Partial Withdrawal Restrictions

Your right to make full and partial withdrawals is subject to any restrictions imposed by any applicable law or employee benefit plan.

Restrictions on Distributions from Certain Types of Contracts

There are certain restrictions on full and partial withdrawals from Contracts used as funding vehicles for tax code section 403(b) retirement programs. Section 403(b)(11) of the tax code restricts the distribution under section 403(b) annuity contracts of: elective contributions made in years beginning after December 31, 1988, earnings on those contributions, and earnings in such years on amounts held as of the last year beginning before January 1, 1989.

Distributions of those amounts may only occur upon the death of the employee, attainment of age 59 1/2, severance from employment, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

contract loans

If your Contract is issued to you in connection with retirement programs meeting the requirements of section 403(b) of the tax code, other than those programs subject to Title I of the Employee Retirement Income Security Act of 1974, you may borrow from us using your Contract as collateral. Loans such as these are subject to the provisions of any applicable retirement program and to the tax code. You should, therefore, consult your tax and retirement plan advisers before taking a contract loan.

At any time prior to the year you reach age 70 1/2, you may borrow the lesser of:

•	the maximum loan amount permitted under the tax code; or
•	90% of the surrender value of your Contract less any existing loan amount, determined as of the date of the loan.

Loans that exceed the maximum amount permitted under the tax code will be treated as a taxable distribution rather than a loan. The minimum loan amount is $1,000. We will only make contract loans after approving your written application. You must obtain the written consent of all assignees and irrevocable beneficiaries before we will give a loan.

When a loan is made, we will transfer an amount equal to the amount borrowed from separate account value or fixed account value to the loan account. The loan account is part of our general account, and contract value in the loan account does not participate in the investment experience of any variable account or fixed account. You must indicate in the loan application from which variable accounts or fixed account, and in what amounts, contract value is to be transferred to the loan account. In the absence of any such instructions from you, the transfer(s) are made pro rata on a last-in, first-out (“LIFO”) basis from all variable accounts having separate account value and from the fixed account. You may repay the loans at any time before the Annuity Start Date. Upon the repayment of any portion of a loan, we will transfer an amount equal to the repayment from the loan account to the variable account(s) or fixed account as designated by you or according to your current premium payment allocation instructions.

We charge interest on contract loans at an effective annual rate of 6.0%. We pay interest on the contract value in the loan account at rates we determine from time to time but never less than an effective annual rate of 3.0%. Consequently, the net cost of a loan is the difference between 6.0% and the rate being paid from time to time on the contract value in the loan account. We may declare from time to time higher current interest rates. Different current interest rates may be applied to the loan account than the rest of the fixed account. If not repaid, loans will automatically reduce the amount of any death benefit, the amount payable upon a partial or full withdrawal of contract value and the

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amount applied on the Annuity Start Date to provide annuity payments.

In addition, in order to comply with the requirements of the tax code, loans must be repaid in substantially equal installments, at least quarterly, over a period of no longer than five years (which can be longer for certain home loans). If these requirements are not satisfied, or if the Contract terminates while a loan is outstanding, the loan balance will be treated as a taxable distribution and may be subject to penalty tax. Additionally, the treatment of the Contract under section 403(b) of the tax code may be adversely affected.

Any loan amount outstanding at the time of your death or the death of the annuitant is deducted from any death benefit paid. In addition, a contract loan, whether or not repaid, will have a permanent effect on the contract value because the investment experience of the separate account and the interest rates applicable to the fixed account do not apply to the portion of contract value transferred to the loan account. The longer the loan remains outstanding, the greater this effect is likely to be.

Default of Contract

In the event that the loan amount approaches the surrender value of the contract, the Service Center will send you a notice requesting a response within 14 days. We will not terminate your contract if we do not receive a response from you. However, if at any time, the loan amount of a Contract exceeds the surrender value, the Contract will be in default. In this event, we will send you a written notice of default stating the amount of loan repayment needed to reinstate the Contract, stating that the IRS has been notified and that you should consult a tax adviser. You will have 60 days, from the day the notice is mailed, to pay the stated amount. If we do not receive the required loan repayment within 60 days, we will terminate the Contract without value.

death benefits

Death Benefits Before the Annuity Start Date

Basic Death Benefit

The beneficiary will receive a death benefit if the last surviving annuitant dies before the Annuity Start Date. If you do not choose the enhanced death benefit option, the basic death benefit will be equal to the greater of:

•	the sum of all premium payments made under the Contract, less partial withdrawals, as of the date we receive due proof of the deceased’s death and payment instructions; or
•	the contract value as of the date we receive due proof of the deceased’s death and payment instructions.

In determining the death benefit, we will also subtract any applicable premium taxes not previously deducted.

Enhanced Death Benefit

You may select the enhanced death benefit option only when you purchase your Contract. The enhanced death benefit amount is initially set on the first Death Benefit Anniversary and equals the greater of: (a) the sum of premium payments, minus partial withdrawals; or (b) contract value, on that date. The minimum amount of the enhanced death benefit will be reset on each Death Benefit Anniversary (that is, every third contract anniversary) if the contract value on such Death Benefit Anniversary is greater than the contract value on any previous Death Benefit Anniversary. Once reset, this value will never decrease unless partial withdrawals are made.

The enhanced death benefit will equal the greater of:

•	the contract value as of the date we receive due proof of the annuitant’s death and payment instructions (which is the date we determine the death benefit); or
•	the highest contract value as of any Death Benefit Anniversary preceding the date the enhanced death benefit is determined, plus any premium payments, and minus any withdrawals and charges incurred between such Death Benefit Anniversary and the date the enhanced death benefit is determined.

In determining the enhanced death benefit, we will also subtract any applicable premium taxes not previously deducted.

The enhanced death benefit expires at the annuitant’s age 75. After that time, the enhanced death benefit is equal to the basic death benefit.

Loans

If the Contract is a Qualified Contract, we will also deduct any outstanding loan amount on the date the death benefit is paid from the death benefit.

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Distribution Upon the Contract Owner’s Death

If you own the Contract with another person, and one of you dies before the Annuity Start Date, the survivor becomes the sole beneficiary regardless of your designation. If there is no surviving contract owner, your named beneficiary will become the contract owner upon your death. (You may name primary and contingent beneficiaries.) If you have named two or more primary beneficiaries, they will share equally in the death benefit (described below) unless you have specified otherwise. If there are no living primary beneficiaries at the time of your death, payments will be made to those contingent beneficiaries who are living when payment of the death benefit is due. If all the beneficiaries have predeceased you, we will pay the death benefit to your estate. If you or a joint owner who is the annuitant dies before the Annuity Start Date, then the provisions relating to the death of an annuitant (described below) will apply.

If you are not the annuitant and you die before the annuitant and before the Annuity Start Date, then the following options are available to your beneficiary:

1.	the beneficiary may elect to receive the contract value, less any premium taxes not yet deducted, in a single sum within 5 years of the deceased owner’s death; or

2.	such beneficiary may elect to receive the contract value paid out under one of the approved payout plans, provided that distributions begin within one year of the deceased owner’s death and the distribution period under the payout plan is for the life of, or for a period not exceeding the life expectancy of, the beneficiary.

If the beneficiary does not elect one of the above plans, we will pay the contract value, less any premium taxes not yet deducted, within five years from the date of the deceased owner’s death.

However, if the sole beneficiary is the spouse of the deceased owner, the spouse may elect to continue the Contract as the new owner.

Under any of the distribution plans in this section, the beneficiary may exercise all ownership rights and privileges from the date of the deceased owner’s death until the date that the contract value is paid. Similar rules apply to Qualified Contracts. The above distribution requirements will apply only upon the death of the first joint owner.

Distribution Upon the Death of the Last Surviving Annuitant

If the last surviving annuitant (including an owner who is the annuitant) dies before the Annuity Start Date, we will pay the death benefit, described above in “Death Benefits Before the Annuity Start Date”, in a lump sum to your named beneficiaries within five years after the date of the annuitant’s death. If you have named two or more primary beneficiaries, they will share equally in the death benefit unless you have specified otherwise. If there are no living primary beneficiaries at the time of the last surviving annuitant’s death, payments will be made to those contingent beneficiaries who are living when payment of the death benefit is due. If all the beneficiaries have predeceased the last surviving annuitant, we will pay the death benefit to you, if living, or the annuitant’s estate. In lieu of a lump sum payment, the beneficiary may elect, within 60 days of the date we receive due proof of the annuitant’s death, to apply the death benefit to a payout plan.

If you are also the annuitant and you die, the provisions described immediately above apply, except that the beneficiary may only apply the death benefit payment to a payout plan if:

•	payments under the option begin within one (1) year of the annuitant’s death; and
•	payments under the option are payable over the beneficiary’s life or over a period not greater than the beneficiary’s life expectancy.

Death of Payee On or After the Annuity Start Date

If the payee dies on or after the Annuity Start Date, any joint payee becomes the sole payee. If there is no joint payee, the successor payee becomes the sole payee. If there is no successor payee, the remaining benefits are paid to the estate of the last surviving payee. The death of the payee on or after the Annuity Start Date will have the effect stated in the payout plan pursuant to which annuity payments are being made. If any contract owner dies on or after the Annuity Start Date, any payments that remain must be made at least as rapidly as under the payout plan in effect on the date of the contract owner’s death.

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the living benefit

The Living Benefit feature is not available if you purchased the Contract after December 31, 2001.

The Living Benefit guarantees that on the Contract’s tenth anniversary, the minimum value in each Eligible Variable Account will be the Initial Net Premium Payment you allocated immediately to each Eligible Variable Account, provided certain conditions are met. If you elect the Living Benefit option at the time of application and if you do not choose to receive annuity payments until you have owned the Contract for at least 10 years, we will calculate the Living Benefit for each Eligible Variable Account on the Living Benefit Date. The Living Benefit will be credited to an Eligible Variable Account if the value of the Eligible Variable Account on the Living Benefit Date is less than the current value of the Eligible Premium Payment for that Eligible Variable Account.

We do not assess a charge for the Living Benefit.

An Eligible Premium Payment is that portion of your Initial Net Premium Payment that you allocated immediately to a particular Eligible Variable Account. It will be reduced by a percentage of all withdrawals and transfers you make out of that Eligible Variable Account.

The Living Benefit that we will credit to a particular Eligible Variable Account on the Living Benefit Date is:

•	the value of the Eligible Premium Payment for that particular Eligible Variable Account; minus
•	a percentage of all withdrawals and transfers from that Eligible Variable Account; minus
•	the value of that Eligible Variable Account on the Living Benefit Date.

The Living Benefit Date is 10 years after the date of issue.

Amounts you allocate to the Enhanced DCA program will not be included in the Living Benefit guarantee.

If the Contract is owned by persons who are spouses at the time one joint owner dies, the Living Benefit Date will remain the same date. If the Contract is owned by joint owners who are not spouses and one of the joint owners dies before the Living Benefit Date, the original Living Benefit Date remains in effect provided no distributions have occurred as a result of the owner’s death. Currently, all variable accounts are Eligible Variable Accounts.

You will not receive the Living Benefit if you choose an Annuity Start Date that is earlier than the Living Benefit Date.

A transfer or a partial withdrawal of net premium payments out of an Eligible Variable Account will reduce the value of Eligible Premium Payment for the Eligible Variable Account in the same proportion as the transfer or withdrawal reduced the value of the Eligible Variable Account. Examples #3 and #4 below illustrate how this feature of the Living Benefit works.

For purposes of calculating the value of an Eligible Variable Account, we deem all transfers and withdrawals to be first a withdrawal of net premium payments, then of earnings. Transfers out of an Eligible Variable Account include transfers resulting from Dollar Cost Averaging or Automatic Account Balancing. Withdrawals out of an Eligible Variable Account include withdrawals resulting from the systematic withdrawal payments.

The following examples illustrate how the Living Benefit works:

EXAMPLE #1:

Suppose you buy a Contract with an Initial Net Premium Payment of $50,000 and immediately allocate the $50,000 to an Eligible Variable Account. You do not withdraw or transfer any amounts from the Eligible Variable Account. As of the Living Benefit Date (which is ten years later), $50,000 is the current value of the Eligible Premium Payment on the Living Benefit Date.

We will calculate the Living Benefit for the Eligible Variable Account by comparing the current value of the Eligible Premium Payment in the Eligible Variable Account on the Living Benefit Date ($50,000) to the value of the Eligible Variable Account on the Living Benefit Date. In this example, if the value of the Eligible Variable Account is less than $50,000 (the current value of the Eligible Premium Payment) on the Living Benefit Date, we will automatically credit the difference to contract value.

EXAMPLE #2:

Assume the same facts as in Example #1, except that you specify an Annuity Start Date of the sixth contract anniversary and begin to receive payments under one of the payout options available under the Contract. On the Living Benefit Date, we will not calculate the Living Benefit and will not credit a Living Benefit to contract value. By selecting an

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Annuity Start Date (the 6th contract anniversary) that is earlier than the Living Benefit Date (10 years from the date of issue), you forfeited all eligibility for the Living Benefit.

EXAMPLE #3:

Assume the same facts as in Example #1, except that you transfer $40,000 from the Eligible Variable Account in the eighth contract year. At that time, the total value of the Eligible Variable Account is $100,000. The transfer of $40,000 reduced the value of the Eligible Variable Account by 40% ($40,000/$100,000 = .40). No additional transfers or withdrawals are made prior to the Living Benefit Date. On the Living Benefit Date, the initial value of the Eligible Premium Payment ($50,000) is reduced by 40% to take into account the transfer in the eighth contract year ($50,000 X .40 = $20,000), leaving $30,000 ($50,000—$20,000 = $30,000). If on the Living Benefit Date the value of the Eligible Variable Account is less than $30,000, we will automatically credit the difference to contract value.

EXAMPLE #4:

Assume the same facts as in Example #1, except that in the fourth contract year you deposit (or transfer) an additional $50,000 premium payment into the Eligible Variable Account. In the eighth contract year when the value of the Eligible Variable Account is $150,000, the Owner withdraws $40,000. The withdrawal reduced the value of the Eligible Variable Account by 26.667% ($40,000/ $150,000 = .26667). No additional transfers or withdrawals are made before the Living Benefit Date. On the Living Benefit Date, the initial value of the Eligible Premium Payment is $50,000. (The second Premium Payment of $50,000 does not qualify as an Eligible Premium Payment because it was made after the date of issue.) This Eligible Premium Payment is then reduced by 26.667% to take into account the transfer in the eighth contract year ($50,000 X .26667 = $13,333.33), leaving $36,666.67 ($50,000—$13,333.33 = $36,666.67). If on the Living Benefit Date the value of the Eligible Variable Account is less than $36,666.67, we will automatically credit the difference to your contract value.

EXAMPLE #5:

Spousal Joint Owners: If the Contract is owned by joint owners who are spouses at the time one of the joint owners dies, the surviving spouse may continue the Contract. The Living Benefit Date will remain unchanged as 10 years from the date of issue. On that date, we will calculate the Living Benefit for each Eligible Variable Account with value.

EXAMPLE #6:

If the Contract is owned by joint owners who are not spouses and one of the joint owners dies, the Living Benefit will be calculated on the original Living Benefit Date, provided the survivor has not received any distributions as a result of the owner’s death.

We will continue to pay a Living Benefit on an Eligible Premium Payment allocated to an Eligible Variable Account if:

•	the portfolio underlying an Eligible Variable Account changes its investment objective;
•	we determine that an investment in the portfolio underlying an Eligible Variable Account is no longer appropriate in light of the purposes of the separate account; or
•	shares of a portfolio underlying an Eligible Variable Account are no longer available for investment by the separate account and we are forced to redeem all shares of the portfolio held by the Eligible Variable Account.

fees and charges

Withdrawal Charge

General

We do not deduct a charge for sales expenses from premium payments at the time premium payments are paid to us. However, we will deduct any applicable withdrawal charge if you fully or partially withdraw contract value before the Annuity Start Date. We do not assess a withdrawal charge on withdrawals made in the event the Contract terminates due to your death or the death of the annuitant, or if you decide to begin to receive annuity payments and you choose an annuity payout plan with a life contingency or an annuity payout plan with a period certain of at least 10 years.

The amount of the withdrawal charge you may incur depends on the withdrawal charge option you choose at the time you purchase your Contract. Once you choose your withdrawal charge option, you cannot change it.

If your initial premium payment is $100,000 or more, you may choose one of two free withdrawal options at the time you complete your application.

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Withdrawal Charge Options

When you purchase your Contract, you must choose between two withdrawal charge options:

1.	The date of issue withdrawal charge option: This option is designed for the owner who wishes to make additional premium payments periodically over the life of the Contract. The charge expires after the ninth contract year, benefiting those owners who intend to continue to make premium payments after the ninth contract year.

2.	The date of premium payment withdrawal charge option is more suitable for the owner who currently intends to make only a single premium payment or several premium payments close in time to the date the Contract is issued. This withdrawal charge option is not designed for the owner who intends to make additional premium payments over an extended period of time because each time you make another premium payment, the seven-year period for paying the withdrawal charge begins again with respect to that payment.

The withdrawal charge is separately calculated for each withdrawal you make. For purposes of calculating the withdrawal charge, the money that has been held the longest in the Contract will be deemed to be the first money withdrawn. This is called the “first in, first out” method of accounting or “FIFO.” In addition, amounts subject to the withdrawal charge will be deemed to be first from premium payments, and then from earnings. This means that we will not deduct a withdrawal charge on withdrawals of that portion of your contract value that exceeds the sum total of your premium payments.

If you choose the date of issue withdrawal charge option: Prior to the Annuity Start Date, we will impose a withdrawal charge on all partial or full withdrawals of premium payments that you make during the first nine complete contract years if the amount of the withdrawal exceeds the free withdrawal amount. The withdrawal charge is calculated as a percentage of the amount you withdraw based on the number of years between the date we receive your written or faxed request for withdrawal and the date of issue. The rate of the withdrawal charge is listed in the table below. Under this option, no withdrawal charge is deducted from full or partial withdrawals that you make in contract years ten and later.

Charge as
Percentage
Contract	of Premium
Year	Payments

1-6	7.0%
7	6.0
8	4.0
9	2.0
10+	0

If you choose the date of premium payment withdrawal charge option: Prior to the Annuity Start Date, we will calculate the withdrawal charge by determining the length of time between the date we receive your written or faxed request for a withdrawal and the date you made the premium payment being withdrawn. We will deduct a withdrawal charge if you withdraw a premium payment that we have held for less than seven complete premium payment years if it is greater than the free withdrawal amount.

Charge as
Percentage
Premium	of Premium
Payment Year	Payments

1	7.0%
2	6.0
3	5.0
4	4.0
5	3.0
6	2.0
7	1.0
8+	0

Any applicable withdrawal charge is deducted pro-rata from the remaining value in the variable accounts or fixed account from which the withdrawal is being made. If such remaining separate account value or fixed account value is insufficient for this purpose, the withdrawal charge is deducted pro-rata from all variable accounts and the fixed account in which the Contract is invested based on the remaining contract value in each variable account and the fixed account.

Free Withdrawal Amount

After the first contract year, you may withdraw a portion of your contract value without incurring a withdrawal charge. This amount is called the free withdrawal amount. Withdrawals under the Systematic Withdrawal program are also permitted a free withdrawal amount, as determined below, during the first contract year. If your initial premium payment is less than $100,000, the free withdrawal amount is 10% of contract value each year, as determined at the beginning of the contract year. If you do not withdraw the full 10% in any contract

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year after the first, the remaining amount does not roll over to the next contract year.

If your initial premium payment is $100,000 or more, the free withdrawal amount depends on the free withdrawal option you choose at the time you purchase your Contract. Once you choose an option, you cannot change it.

If you choose the Cumulative 10% Option:  After the first contract year, you may withdraw up to 10% of your contract value as of the beginning of each contract year and we will not charge you a withdrawal charge on that amount. If you do not withdraw the full 10% in any one contract year, the remaining percentage may be rolled over to the next contract year, up to a maximum of 50% of contract value after 5 years measured as of the beginning of each contract year.

If you choose the Earnings Option:  After the first contract year, you may withdraw part or all of your earnings under the Contract at any time without incurring a withdrawal charge. Earnings are equal to your contract value minus premium payments, transfers and partial withdrawals that are not considered free withdrawals.

Amounts withdrawn in excess of the free withdrawal amount will be assessed a withdrawal charge, depending on the withdrawal charge option you choose. Free withdrawals may be subject to the 10% federal penalty tax if made before you reach age 59 1/2. They also may be subject to federal income tax.

These options may not be available in all states.

Waiver of Withdrawal Charge

If state law permits, we will waive the withdrawal charge if the annuitant or the annuitant’s spouse is confined for a specified period to a hospital or a long term care facility. If the annuitant becomes terminally ill before the Annuity Start Date and if permitted by state law, we will waive the withdrawal charge on any full withdrawal or any partial withdrawal, provided the partial withdrawal is at least $500 and a $5,000 balance remains in the accounts after the withdrawal. We must receive your written request to waive the charge before the Annuity Start Date. These waivers are described in more detail in the Contract.

Under the terms of the Post-Secondary Education Rider, if you, your spouse, your child or the annuitant is enrolled in a college, university, vocational, technical, trade or business school, we will waive the withdrawal charge on one withdrawal of up to 20% of contract value in each contract year before the Annuity Start Date while the annuitant is alive, so long as this waiver is permitted by state law. The maximum withdrawal permitted under the Post-Secondary Education Rider, when combined with the free withdrawal amount, is 20% of contract value per contract year. Before the withdrawal, we must receive at our Service Center written proof of enrollment to our satisfaction within one (1) year of the date of enrollment.

Employee and Agent Purchases

If state law permits, we will waive the withdrawal charge on any full or partial withdrawals from Contracts sold to agents or employees of ALAC (or its affiliates and subsidiaries).

Contract Fee

At the end of each Contract quarter (or on the date of full withdrawal of contract value) before the Annuity Start Date, we will deduct from the contract value a quarterly contract fee of $7.50 as reimbursement for our administrative expenses relating to the Contract. The fee will be deducted from each variable account and the fixed account based on the proportion that the value in each such variable account and the fixed account bears to the total contract value.

We will not charge the contract fee after an annuity payout plan has begun. Deduction of the contract fee is currently waived for all Qualified Contracts. We also currently waive deduction of the contract fee for Non-Qualified Contracts whose cumulative premium payments on the date the contract fee is assessed are equal to or greater than $100,000. We reserve the right to modify this waiver upon 30 days written notice to you.

Asset-Based Administrative Charge

We deduct a daily administrative charge as compensation for certain expenses we incur in the administration of the Contract. We deduct the charge from your assets of the separate account at an annual rate of 0.15%. We will continue to assess this charge after the Annuity Start Date if annuity payments are made on a variable basis. There is no necessary relationship between the amount of this administrative charge and the amount of expenses that may be attributable to a particular Contract.

Mortality and Expense Risk Charge

As compensation for assuming mortality and expense risks, we deduct a daily mortality and expense risk charge from your assets of the separate account. The charge is at a daily rate of 0.003404%. On an annual basis this rate is 1.25%. We continue to assess this charge at an annual rate of 1.25% if annuity payments are made on a

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variable basis either before or after the Annuity Start Date.

The mortality risk we assume is that annuitants may live for a longer period of time than estimated when the guarantees in the Contract were established. Because of these guarantees, each annuitant is assured that longevity will not have an adverse effect on the annuity payments received. The mortality risk that we assume also includes a guarantee to pay a death benefit if the annuitant dies before the Annuity Start Date. The expense risk that we assume is the risk that the administrative fees and transfer fees (if imposed) may be insufficient to cover actual future expenses. We may use any profits from this charge to pay the costs of distributing the Contracts.

Transfer Fee

A transfer fee of $25 will be imposed for the 13th and each subsequent transfer during a contract year. Each written request would be considered to be one transfer, regardless of the number of variable accounts affected by the transfer. We deduct the transfer fee from the variable account from which the transfer is made. If a transfer is made from more than one variable account at the same time, the transfer fee would be deducted pro-rata from the remaining separate account value in such variable account(s). We may waive the transfer fee. We do not charge a transfer fee for transfers from the fixed account to one or more variable accounts and such a transfer is not considered a transfer for purposes of assessing a transfer charge. Dollar cost averaging and Automatic Account Balancing are not considered transfers for purposes of assessing a transfer fee.

Portfolio Fees and Charges

Each portfolio deducts portfolio management fees and charges from the amounts you have invested in the portfolios. You pay these fees and charges indirectly. For 2007, these charges ranged from 0.10% to 1.31% (including contractual fee waivers and/or reimbursements). In addition, one portfolio deducts 12b-1 fees and three portfolios deduct service fees. See the Fee Table in this Prospectus and the prospectuses for the portfolios.

We (and our affiliates) may receive compensation from certain investment advisers, administrators, and/or distributors (and/or an affiliate thereof) of the portfolios in connection with administrative or other services and cost savings experienced by the investment advisers, administrators or distributors. Such compensation is based on the value of portfolio shares held for the Contracts and may be significant. We also receive the service fees and all or a portion of the 12b-1 fees deducted from portfolio assets as reimbursement for administrative or other services we render to the portfolios. Some advisers, administrators, distributors, or portfolios pay us more than others. For more information, call the Service Center for a free copy of the SAI.

Premium Taxes

Various states and other governmental entities charge a premium tax on annuity contracts issued by insurance companies. Premium tax rates currently range up to 3.5%, depending on the state. We are responsible for paying these taxes. If necessary, we will deduct the cost of such taxes from the value of your Contract either:

•	from premium payments as we receive them,
•	from contract value upon partial or full withdrawal,
•	when annuity payments begin, or
•	upon payment of a death benefit.

We may deduct premium taxes at the time we pay such taxes.

Other Taxes

Currently, no charge is made against the separate account for any federal, state or local taxes (other than premium taxes) that we incur or that may be attributable to the separate account or the Contracts. We may, however, deduct such a charge in the future, if necessary.

the payout period

When the payout period begins you will receive a steady stream of annuity payments from the money you have accumulated under your Contract. The payout period begins on the Annuity Start Date. You may choose to receive your annuity payments on a fixed or variable basis. If you choose to have your payout plan on a variable basis, you may keep the same variable accounts to which your premium payments were allocated during the pay-in period, or transfer to different variable accounts.

The Annuity Start Date

If you own a Non-Qualified Contract, you may select the Annuity Start Date on which you will begin to receive annuity payments. If you do not specify a date, the Annuity Start Date is the later of the

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annuitant’s age 70 or 10 years after the date of issue. For Qualified Contracts purchased in connection with qualified plans under tax code sections 401(a), 401(k), 403(b) and 457, the tax code generally requires that the Annuity Start Date must be no later than April 1 of the calendar year following the later of the year in which you (a) reach age 70 1/2 or (b) retire and the payment must be made in a specified form or manner. If you are a “5 percent owner” (as defined in the tax code), or in the case of an IRA that satisfies tax code section 408, the Annuity Start Date must be no later than the date described in (a). Roth IRAs under 408A of the tax code do not require distributions at any time prior to your death.

If you choose the Living Benefit option at the time you purchase the Contract and you select an Annuity Start Date that is earlier than the Living Benefit Date (i.e., 10 years after the date of issue), you will lose your eligibility for the Living Benefit.

We will start annuity payments to the annuitant on the Annuity Start Date shown in your Contract, unless you change the date. You may change your Annuity Start Date if: (1) we receive your written request at the Service Center at least 31 days before the current Annuity Start Date, and (2) the Annuity Start Date you request is a contract anniversary. If you decide to annuitize after you fully withdraw from your Contract, the Annuity Start Date will be the date of the full withdrawal.

Annuity Payout Plans

The payout plan you select will affect the dollar amount of each annuity payment you receive. You may elect, revoke, or change your annuity payout plan at any time before the Annuity Start Date while the annuitant is living by sending us a written request to the Service Center signed by you and/or your beneficiary, as appropriate. You may choose one of the payout plans described below or any other plan being offered by us as of the Annuity Start Date. The payout plans we currently offer provide either variable annuity payments or fixed annuity payments.

You may elect to receive annuity payments on a monthly, quarterly, semi-annual or annual basis. The first payment under any payout plan will be made on the fifteenth day of the month immediately following the Annuity Start Date. Subsequent payments shall be made on the fifteenth of the month.

If you do not select an annuity payout plan by the Annuity Start Date, we will apply the adjusted contract value under Plan 3, One Life Income with payments guaranteed for 10 years, as described below. The adjusted contract value will be allocated to a fixed and variable payout in the same proportion that your interest in the fixed and variable accounts bears to the total contract value on the Annuity Start Date.

Anytime before the Annuity Start Date, you may have the entire surrender value paid to you as an annuity under one of the payout plans. A beneficiary may have the death benefit paid as an annuity under one of the payout plans.

We reserve the right to pay you the adjusted contract value in a lump sum and not as an annuity if your adjusted contract value after the Annuity Start Date would be less than $2,500, or the amount of annuity payments would be less than $25.

Determining the Amount of Your Annuity Payment

On the Annuity Start Date, we will use the adjusted contract value to calculate your annuity payments under the payout plan you select, unless you choose to receive the surrender value in a lump sum. In certain states, we must use the surrender value of your Contract to calculate your annuity payments under the payout plan you choose, rather than the adjusted contract value.

The adjusted contract value is:

•	the contract value on the Annuity Start Date; minus
•	the quarterly contract fee; minus
•	any applicable premium taxes not yet deducted; and
•	for an installment income annuity payout plan with a payout period of less than 10 years, minus any applicable withdrawal charge.

For Qualified Contracts, the amount of any outstanding loan is also deducted; distributions must satisfy certain requirements specified in the tax code.

We do not assess a withdrawal charge if you choose an annuity payout plan with a life contingency or an installment payout plan with a period certain of at least 10 years.

Fixed Annuity Payments

Fixed annuity payments are periodic payments that we make to the annuitant. The amount of the fixed annuity payment is fixed and guaranteed by us.

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The amount of each payment depends on:

•	the form and duration of the payout plan you choose;
•	the age of the annuitant;
•	the sex of the annuitant (if applicable);
•	the amount of your adjusted contract value; and
•	the applicable annuity purchase rates in the Contract.

The annuity purchase rates in the Contract are based on a minimum guaranteed interest rate of 3.0%. We may, in our sole discretion, make annuity payments in an amount based on a higher interest rate.

Variable Annuity Payments

Variable annuity payout plans provide the annuitant with periodic payments that increase or decrease with the annuity unit values of the variable accounts in which you are invested. Your contract contains annuity tables that demonstrate how the initial annuity payment rate is derived. This rate is different for each payout plan, and varies by age and sex of the annuitant.

The Contract permits you to choose an assumed interest rate of 3.0%, 4.0% or 5.0% annually. If the net investment performance of the variable accounts you invest in is greater than this assumed interest rate, your payments will increase. If the performance falls below this assumed interest rate, your payments will decline. Therefore, if you choose a 5.0% assumed interest rate, you assume more risk that your annuity payment may decline than if you choose a 3.0% assumed interest rate. The selected portfolio’s performance must grow at a rate at least equal to the assumed interest rate (plus the mortality and expense risk charge and the administrative expense charge) in order to avoid a decrease in variable annuity payments. This means that assuming separate account charges of 1.40% annually, each month a portfolio’s annualized investment return must be at least 4.4%, 5.4% or 6.4% in order for payments with a 3.0%, 4.0% or 5.0% assumed interest rate to remain level. For further details on variable annuity payments, see the SAI.

Annuity Unit Value

On the Annuity Start Date, we will use your adjusted contract value to purchase annuity units at that day’s annuity unit value for each variable account in which you have value. The number of annuity units we credit will remain fixed unless you transfer units among variable accounts. The value of each annuity unit will vary each business day to reflect the investment experience of the underlying portfolio, reduced by the mortality and expense risk charge and the administrative expense charge, and adjusted by an interest factor to neutralize the assumed interest rate.

Transfers

After the Annuity Start Date, an annuitant may change the variable account(s) in which the annuity payout plan is invested once per contract year on the contract anniversary by sending us a written request. No charge is assessed for this transfer. We will make the transfer by exchanging annuity units of one variable account for another variable account on an equivalent dollar value basis. For examples of annuity unit value calculations and variable annuity payment calculations, call the Service Center for a free copy of the SAI.

Description of Annuity Payout Plans

Plan 1 — Installment Income For a Fixed Period. Under this plan, we will make equal monthly annuity payments for a fixed number of years between 1 and 30 years. The amount of the payment is not guaranteed if a variable payout plan is selected. If a fixed payout plan is selected, the payments for each $1,000 of contract value will not be less than those shown in the Fixed Period Table in section 13 of the Contract. In the event of the payee’s death, a successor payee may receive the remaining payments or may elect to receive the present value of the remaining payments in a lump sum. If there is no successor payee, the present value of the remaining payments will be paid to the estate of the last surviving payee.

Plan 2 — Installment Income In a Fixed Amount. Under this plan, we will make equal monthly payments of $5.00 or more for each $1,000 of contract value used to purchase the option until the full amount is paid out. In the event of the payee’s death, a successor payee may receive the payments or may elect to receive the present value of the remaining payments in a lump sum. If there is no successor payee, the present value of the remaining payments will be paid to the estate of the last surviving payee.

Plan 3 — One Life Income. Under this plan, we will make an annuity payment each month so long as the payee is alive,* or for a guaranteed 10 or 20 year period. If when the payee dies, we have made annuity payments for less than the selected guaranteed period, we will continue to make annuity payments to the successor payee for the rest of the guaranteed period. The amount of each payment is not guaranteed if a variable payout plan is selected. If a fixed payout plan is selected, the payment for each $1,000 of contract value used to purchase the option will not be less than that shown in the One Life Table in section 12 of the Contract. Payments

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guaranteed for 10 or 20 years certain may be commuted. Payments guaranteed only for the life of the payee may not be commuted.

Plan 4 — Joint and Survivor Life Income. Under this plan, we will make annuity payments each month so long as two payees are alive, or if one payee dies to the surviving payee.* If one payee dies before the due date of the first payment, the surviving payee will receive payments under Plan 3 — One Life Income with payments guaranteed for 10 years. The payments may not be commuted.

* It is possible under this plan to receive only one annuity payment if the payee dies (or payees die) before the due date of the second payment or to receive only two annuity payments if the payee dies (or payees die) before the due date of the third payment, and so on.

The amount of each payment will be determined from the tables in the Contract that apply to the particular option using the annuitant’s age (and if applicable, sex). Age will be determined from the last birthday at the due date of the first payment.

If your Contract is a Qualified Contract, Plans 1 and 2 may not satisfy required minimum distribution rules in all circumstances. Consult a tax advisor before electing one of these options.

the fixed account

You may allocate some or all of your net premium payments and transfer some or all of your contract value to the fixed account. The fixed account offers a guarantee of principal, after deductions for fees and expenses. We also guarantee that you will earn interest at a rate of a least 3% per year on amounts in the fixed account. The fixed account is part of our general account. Our general account supports our insurance and annuity obligations. Because the fixed account is part of the general account, we assume the risk of investment gain or loss on this amount. All assets in the general account are subject to our general liabilities from business operations. The fixed account may not be available in all states.

The fixed account is not registered with the SEC under the Securities Act of 1933, as amended (the “1933 Act”). Neither the fixed account nor our general account have been registered as an investment company under the 1940 Act. Therefore, neither our general account, the fixed account, nor any interests therein are generally subject to regulation under the 1933 Act or the 1940 Act. The disclosures relating to the fixed account that are included in this prospectus are for your information and have not been reviewed by the SEC. However, such disclosures may be subject to certain generally applicable provisions of federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

Fixed Account Value

The fixed account value is equal to:

•	net premium payments allocated to the fixed account; plus
•	amounts transferred to the fixed account; plus
•	interest credited to the fixed account; minus
•	any partial withdrawals or transfers from the fixed account; and minus
•	any withdrawal charges, contract fees or premium taxes deducted from the fixed account.

We intend to credit the fixed account with interest at current rates in excess of the minimum guaranteed rate of 3%, but we are not obligated to do so. We have no specific formula for determining current interest rates.

The fixed account value will not share in the investment performance of the company’s general account. Because we, in our sole discretion, anticipate changing the current interest rate from time to time, different allocations you make to the fixed account will be credited with different current interest rates.

The interest rate we credit to the money you place in the fixed account will apply to the end of the calendar year in which we receive such amount. At the end of the calendar year, we will determine a new current interest rate on such amount and accrued interest thereon (which may be a different current interest rate from the current interest rate on new allocations to the fixed account on that date). We will guarantee the rate of interest we declare on such amount and accrued interest for the following calendar year. We will determine, in our sole discretion, any interest to be credited on amounts in the fixed account in excess of the minimum guaranteed effective rate of 3% per year. You therefore assume the risk that interest credited to amounts in the fixed account may not exceed the minimum 3% guaranteed rate.

For purposes of making withdrawals, transfers or deductions of fees and charges from the fixed account, we will consider such withdrawals to have come from the last money into the contract, that is, on a last-in, first-out (“LIFO”) basis.

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We reserve the right to change the method of crediting interest from time to time, provided that such changes do not reduce the guaranteed rate of interest below 3% per year or shorten the period for which the interest rate applies to less than one calendar year (except for the year in which such amount is received or transferred).

Fixed Account Transfers

GENERAL

Transfers to the fixed account must be at least $1,000. A transfer charge of $25 may be imposed on transfers to the fixed account. We never impose transfer fees on transfers from the fixed account. See “Fees and Charges.”

Before the Annuity Start Date, you may transfer up to 20% of the fixed account value under all circumstances (Dollar-Cost Averaging, systematic withdrawals, interest sweeps and partial withdrawals), as determined at the beginning of the contract year, from the fixed account to one or more of the variable accounts in any contract year. No fee is charged for transfers from the fixed account to one or more variable accounts and such a transfer is not considered a transfer for purposes of assessing a transfer charge.

You may also make transfers from the fixed account through the Dollar-Cost Averaging Program. See “Dollar-Cost Averaging.”

Payment Deferrals

We have the right to defer payment of any full or partial withdrawal or transfer from the fixed account for up to six months from the date we receive your written request for such a withdrawal or transfer at our Service Center. If we do not give you a payment within 30 days after we receive all necessary documentation, or such shorter period required by a particular state, we will credit interest at 3% annually, or such higher rate as is required for a particular state, to the amount to be paid from the date we received the documentation.

Enhanced Dollar Cost Averaging

When you purchase your Contract, you may choose Enhanced DCA, which allows you to place all or a portion of your Initial Net Premium Payment in the Enhanced DCA account for a 6-month period of time. During that time, you will earn a higher rate of interest on the diminishing balance of assets remaining in the Enhanced DCA account than is currently credited to the standard fixed account.

fax and telephone orders/voice response and website access

In addition to written requests, we may accept certain telephone and fax instructions from you. You must complete and sign our form authorizing telephone transactions and send it to us at our Service Center. You also may complete and sign the authorization in the application. The authorization will remain effective until we receive written revocation or we discontinue the privilege.

Fax Requests

You may fax transfer requests and partial withdrawal requests, cancel the Enhanced DCA program, and cancel your Contract during the free-look period, by sending your fax request to 1-800-334-2023. We will not accept faxed requests for full withdrawals. We will not be responsible for same-day processing of requests if you fax your request to a different number. Fax orders must be complete and received by us at 3:00 p.m. Central Time to assure same-day processing. We are not responsible for fax transmittal problems.

Telephone Transactions

You may talk to our service representatives to request transfers (and partial withdrawals), cancel the DCA program, Enhanced DCA program, Automatic Account Rebalancing program, and Systematic Withdrawal program, and change your net premium payment allocations. To reach our service representatives, call 1-888-232-6486. When you call, the menu will direct you to a service representative or our automated voice response system. You may speak with our service representatives from 7:45 a.m. to 6 p.m. Central Time on Monday through Thursday and from 7:45 a.m. to 4:30 p.m. on Friday.

We will use reasonable procedures to confirm that telephone instructions are genuine and will not be liable for following telephone instruction that we reasonably determine to be genuine. We may withdraw the telephone exchange privilege at any time.

Automated Voice Response System

You may access information about your contract values and unit values through our automated voice response system by calling 1-888-232-6486. When you call, the menu will guide you through the automated voice response system or direct you to a service representative. To gain access to your account via the automated voice response system,

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you will need to enter your Contract number and either the last four digits of your social security number or your personal identification number (“PIN”). You may call our automated voice response system 24 hours a day, 7 days a week.

Website Access

You may use the internet to access your contract values, certain service forms, quarterly reports and confirmation statements, and to view optional programs including DCA, Automatic Account Balancing, Interest Sweep, and Systematic Withdrawals. A PIN is required to access the website. You may obtain the PIN request form from our Service Center. After the completed PIN request form is returned to the Service Center, the PIN will be updated on our system. Once the update is complete, you may access your account information on our website at www.variable.ameritas.com and selecting “Account Access.” When you enter the “Account Access” page, you will be asked to log into our system using your Contract number and PIN. Please note that once your PIN has been updated, you will use it to access your account through the internet and our automated voice response system. You may access your account through our website 24 hours per day, 7 days a week.

We cannot guarantee that telephone and automated voice response, fax and website access will always be available. For example, our Service Center may be closed during severe weather emergencies or there may be interruptions in telephone service beyond our control. If the volume of calls is unusually high, we might not have someone immediately available to receive your order. Furthermore, any computer system, whether it is yours, your internet service provider’s, or your registered representative’s, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your internet request.

Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you can make your request by writing our Service Center.

You should protect your PIN because self-service options will be available to your agent of record and to anyone who provides your PIN; we will not be able to verify that the person providing instructions is you or is authorized by you.

voting rights

We are the legal owner of the portfolio shares held in the variable accounts. However, when a portfolio is required to solicit the votes of its shareholders through the use of proxies, we believe that current law requires us to solicit you and other contract owners as to how we should vote the portfolio shares held in the variable accounts. If we determine that we no longer are required to solicit your votes, we may vote the shares in our own right.

When we solicit your vote, the number of votes you have will be calculated separately for each variable account in which you have an investment. The number of your votes is based on the net asset value per share of the portfolio in which the variable account invests. It may include fractional shares. Before the Annuity Start Date, you hold a voting interest in each variable account to which the contract value is allocated. After the Annuity Start Date, the annuitant has a voting interest in each variable account from which variable annuity payments are made. If you have a voting interest in a variable account, you will receive proxy materials and reports relating to any meeting of shareholders of the portfolio in which that variable account invests.

If we do not receive timely voting instructions for portfolio shares or if we own the shares, we will vote those shares in proportion to the voting instructions we receive. Therefore, because of proportional voting, a small number of Contract owners may control the outcome of a vote. Instructions we receive to abstain on any item will reduce the total number of votes being cast on a matter. For further details as to how we determine the number of your votes, call the Service Center for a free copy of the SAI.

federal tax matters

The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax advisor. No attempt is made to consider any applicable state tax or other tax laws.

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We believe that our Contracts will qualify as annuity contracts for federal income tax purposes and the following discussion assumes that they will so qualify. For more information on the tax status of the Contract, call the Service Center for a free copy of the SAI.

When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money — generally for retirement purposes. In this way, annuity contracts have been recognized by the tax authorities as a legitimate means of deferring tax on investment income.

We believe that if you are a natural person you will not be taxed on increases in the contract value of your Contract until a distribution occurs or until annuity payments begin. (The agreement to assign or pledge any portion of a Contract’s accumulation value and, in the case of a Qualified Contract described below, any portion of an interest in the qualified plan, generally will be treated as a distribution.) When annuity payments begin, you will be taxed only on the investment gains you have earned and not on the payments you made to purchase the Contract. Generally, withdrawals from your annuity should only be made once the annuitant reaches age 59 1/2, dies or is disabled, otherwise a tax penalty of ten percent of the amount treated as income could be applied against any amounts included in income, in addition to the tax otherwise imposed on such amount.

If you invest in a variable annuity as part of a pension plan or employer-sponsored tax-qualified retirement program, your Contract is called a Qualified Contract. If your annuity is independent of any formal retirement or pension plan, it is called a Non-Qualified Contract.

Taxation of Non-Qualified Contracts

Non-Natural Person

If a non-natural person (such as a corporation or trust) owns a non-qualified annuity contract, the owner generally must include in income any increase in the excess of the accumulation value over the investment in the contract (generally, the premiums or other consideration paid for the contract) during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.

The following discussion generally applies to Contracts owned by natural persons.

Withdrawals

When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the accumulation value immediately before the distribution over the Owner’s investment in the contract (generally, the premiums or other consideration paid for the Contract, reduced by any amount previously distributed from the Contract that was not subject to tax) at that time. In the case of a full withdrawal under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the Owner’s investment in the contract.

Penalty Tax on Certain Withdrawals

In the case of a distribution from a Non-Qualified Contract, there may be imposed a federal tax penalty equal to ten percent of the amount treated as income. In general, however, there is no penalty on distributions:

•	made on or after the taxpayer reaches age 59 1/2;
•	made on or after the death of an Owner;
•	attributable to the taxpayer’s becoming disabled; or
•	made as part of a series of substantially equal periodic payments for the life (or for a period not exceeding the life expectancy) of the taxpayer.

Other exceptions may apply under certain circumstances and special rules may apply in connection with the exceptions enumerated above. You should consult a tax adviser with regard to exceptions from the penalty tax. A similar penalty tax applies to Qualified Contracts.

Annuity Payments

Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income.

Taxation of Death Benefit Proceeds

Amounts may be distributed from a Contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full withdrawal of the Contract, or (ii) if distributed under a payout plan, they are taxed in the same way as annuity payments.

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Transfers, Assignments or Exchanges of a Contract

A transfer or assignment of ownership of a Contract, the designation of an annuitant or payee other than the Owner, the selection of certain Annuity Start Dates, or the exchange of a Contract may result in certain tax consequences to you that are not discussed herein. An Owner contemplating any such transfer, assignment, designation, or exchange, should consult a tax advisor as to the tax consequences.

Withholding

Annuity distributions are generally subject to withholding for the recipient’s federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions. Mandatory withholding applies to certain distributions from Qualified Contracts.

Multiple Contracts

All Non-Qualified deferred annuity contracts that are issued by us (or our affiliates) to the same Owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in such Owner’s income when a taxable distribution occurs.

Taxation of Qualified Contracts

The tax rules that apply to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Contract may be subject to the terms of the retirement plan itself, regardless of the terms of the Qualified Contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the Contract comply with the law. ALAC is not responsible for ensuring that contributions, distributions or other transactions with respect to Qualified Contracts comply with the law, including IRS guidelines.

Individual Retirement Accounts (IRAs), as defined in Sections 219 and 408 of the tax code, permit individuals to make annual contributions of up to the lesser of an amount specified in the tax code or 100% of the amount of compensation includible in the individual’s gross income. The contributions may be deductible in whole or in part, depending on the individual’s income. Distributions from certain pension plans may be rolled over into an IRA on a tax-deferred basis without regard to these limits. So-called SIMPLE IRAs under section 408(p) of the tax code, and Roth IRAs under section 408A, may also be used in connection with variable annuity contracts. SIMPLE IRAs allow employees to defer a percentage of annual compensation up to an amount specified in the tax code (as adjusted for cost-of-living increases) to a retirement plan, provided the sponsoring employer makes matching or non-elective contributions. The penalty for a premature distribution from a SIMPLE IRA that occurs within the first two years after the employee begins to participate in the plan is 25%, rather than the usual 10%. Contributions to Roth IRAs are not tax-deductible, and contributions must be made in cash, or as a rollover or transfer from another Roth IRA or IRA. A rollover or conversion of an IRA to a Roth IRA may be subject to tax. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

The Internal Revenue Service has not reviewed the Contract for qualification as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the enhanced death benefit option in the Contract comports with IRA qualification requirements.

Corporate pension and profit-sharing plans under section 401(a) of the tax code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees.

Adverse tax consequences to the retirement plan, the participant or both may result if the Contract is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the Contract.

Tax-sheltered annuities under section 403(b) of the tax code permit public schools and other eligible employers to purchase annuity contracts and mutual fund shares through custodial accounts on behalf of employees. Generally, these purchase payments are excluded for tax purposes from employee gross incomes. However, these payments may be subject to Social Security taxes.

Distributions of salary reduction contributions and earnings (other than your salary reduction accumulation as of December 31, 1988) are not allowed prior to age 59 1/2, severance from employment, death or disability. Salary reduction

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contributions may also be distributed upon hardship, but would generally be subject to penalties.

For contracts issued after 2008, amounts attributable to nonelective contributions may be subject to distribution restrictions specified in the employer’s section 403(b) plan.

Section 457 Deferred Compensation Plans. Tax code section 457 provides that state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations may establish deferred compensation plans. These plans are subject to various restrictions on contributions and distributions. In general, under non-governmental plans all investments are owned by the sponsoring employer, are subject to the claims of the general creditors of the employer, and depending on the terms of the particular plan, the employer may be entitled to draw on deferred amounts for purposes unrelated to its section 457 plan obligations. In general, all amounts received under a section 457 plan are taxable and are subject to federal income tax withholding as wages.

Other Tax Issues

You should note that the Contract includes a death benefit that in some cases may exceed the greater of the Premium Payments or the contract value. The death benefit could be viewed as an incidental benefit, the amount of which is limited in any 401(a) or 403(b) plan. Because the death benefit may exceed this limitation, employers using the Contract in connection with corporate pension and profit-sharing plans, or tax-sheltered annuities, should consult their tax adviser.

Qualified Contracts (other than Roth IRAs before the Owner’s death) have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement, or consult a tax advisor for more information about these distribution rules.

“Eligible rollover distributions” from section 401(a), 403(b) and governmental 457 plans are subject to a mandatory federal income tax withholding of 20%. For this purpose, in eligible rollover distribution is any distribution to an employee (or employee’s surviving spouse or former spouse) from such a plan, except certain distributions such as distributions required by the tax code, hardship distributions, or distributions in a specified annuity form. The 20% withholding does not apply, however, to nontaxable distributions or if the employee chooses a “direct rollover” from the plan to another tax-qualified plan, IRA, 403(b) or governmental section 457 plan.

Our Income Taxes

At the present time, we make no charge for any federal, state or local taxes (other than the charge for state and local premium taxes) that we incur that may be attributable to the investment divisions (that is, the variable accounts) of the separate account or to the Contracts. We do have the right in the future to make additional charges for any such tax or other economic burden resulting from the application of the tax laws that we determine is attributable to the investment divisions of the separate account or the Contracts.

Under current laws in several states, we may incur state and local taxes (in addition to premium taxes). These taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes.

Federal Estate Taxes

While no attempt is being made to discuss the Federal estate tax implications of the Contract, a purchaser should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent’s gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

Generation Skipping Transfer Tax

Under certain circumstances, the Code may impose a “generation skipping transfer tax” when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

Annuity Purchases by Residents of Puerto Rico

The Internal Revenue Service announced that income received by residents of Puerto Rico under life insurance or annuity contracts issued by a Puerto Rico branch of a United States life insurance company is U.S.-source income that is generally subject to United States Federal income tax.

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Annuity Purchases by Nonresident Aliens and Foreign Corporations

The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser’s country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S. state, and foreign taxation with respect to an annuity contract purchase.

Foreign Tax Credits

We may benefit from any foreign tax credits attributable to taxes paid by certain Portfolios to foreign jurisdictions to the extent permitted under Federal tax law.

Possible Tax Law Changes

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contracts could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract.

We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive. We make no guarantee regarding the tax status of any contract and do not intend the above discussion as tax advice.

other information

Business Days

We are open for business on all days that the New York Stock Exchange is open for business.

Payments

We will usually pay you any full or partial withdrawal, death benefit payment, or for Qualified Contracts only, payment of your loan proceeds, within seven days after we receive all the required information. The required information includes your written request, any information or documentation we reasonably need to process your request, and, in the case of a death benefit, receipt and filing of due proof of death.

However, we may be required to suspend or postpone payments during any period when:

•	the New York Stock Exchange is closed, other than customary weekend and holiday closings;
•	trading on the New York Stock Exchange is restricted as determined by the SEC;
•	the SEC determines that an emergency exists that would make the disposal of securities held in the separate account or the determination of the value of the separate account’s net assets not reasonably practicable; or
•	the SEC permits, by order, the suspension or postponement of payments for your protection.

If a recent check or draft has been submitted, we have the right to delay payment until we have assured ourselves that the check or draft has been honored.

We have the right to defer payment for a full or partial withdrawal or transfer from the fixed account for up to six months from the date we receive your written request. If we do not make a payment within 30 days after we receive the documentation we need to complete the transaction (or a shorter period if required by a particular state), we will credit interest to the amount to be paid from the date we received the necessary documentation at a rate of 3% annually (or such higher rate required for a particular state).

If mandated under applicable law, we may be required to reject a premium payment. We may also be required to provide additional information about you or your account to government regulators. In addition, we may be required to block a contract owner’s account and thereby refuse to pay any request for transfers, withdrawals, loans, annuity payments, or death benefits, until instructions are received from the appropriate regulator.

State Variations

All material features of the Contract, including material state variations, are described in this prospectus and its appendices. The state in which your Contract was purchased may have required the inclusion of certain specific terms in your Contract on items such as minimum premium allocation amounts, transfer rights and limitations, the right to waive transfer fees, the rates of surrender and/or withdrawal charges, and the

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general availability of certain endorsements and riders. Appendix B to this prospectus summarizes material state variations in features, benefits and other terms of the Contract. Contact your registered representative for more information.

Modification

Upon notice to you, we may modify the Contract to:

•	permit the Contract or the separate account to comply with any applicable law or regulation issued by a government agency;
•	assure continued qualification of the Contract under the tax code or other federal or state laws relating to retirement annuities or variable annuity contracts;
•	reflect a change in the operation of the separate account; or
•	provide additional investment options.

In the event of most such modifications, we will make appropriate endorsement to the Contract.

Distribution of the Contracts

We have entered into a distribution agreement with Aviva Securities, LLC (“Aviva Securities”) for the distribution and sale of the Contracts. Pursuant to this agreement, Aviva Securities serves as principal underwriter for the Contracts. Aviva Securities is located at 9200 Keystone Crossing, Suite 800, Indianapolis, IN 46240-4603. Aviva Securities is a wholly-owned subsidiary of ALAC. Aviva Securities is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority (“FINRA”).

We pay sales commissions to unaffiliated broker-dealers for sales of the Contracts by their sales representatives. Broker-dealers are paid sales commissions of up to 6.0% of new premium payments. Some sales representatives may elect to receive a lower commission on premium payments at the time of payment along with payment (on an annual basis) of up to 1.00% of Contract value on the Contract Anniversary for so long as the Contract remains in effect. The entire amount of the sales commissions is passed through Aviva Securities to the broker-dealers who sell the Contracts. These broker-dealers are expected to compensate sales representatives in varying amounts from these commissions.

We may also pay up to 2.5% of premium payments to Aviva Securities to compensate it for certain distribution expenses. Aviva Securities’ operating and other expenses are paid for by us. Aviva Securities receives additional compensation from some portfolios based on the value of the portfolio shares held for the Contracts as compensation for providing distribution and support services to the portfolios.

No specific charge is assessed directly to Contract Owners or the variable account to cover commissions and other incentives or payments described above in connection with the distribution of the Contracts. However, we intend to recoup commissions and other sales expenses and incentives we pay through the fees and charges we deduct under the Contract and through other corporate revenue.

Notwithstanding anything to the contrary in this prospectus, the Contract is no longer offered for sale. However, ALAC continues to accept new premium on, process transfers for, and provide administration for existing Contracts.

Legal Proceedings

ALAC and its affiliates, like other insurance companies, are routinely involved in litigation and other proceedings, including class actions, reinsurance claims and regulatory proceedings arising in the ordinary course of its business. In recent years, the life insurance and annuity industry, including ALAC and its affiliates, has been subject to an increase in litigation pursued on behalf of both individual and purported classes of insurance purchasers, questioning the conduct of insurers and their agents in the marketing of their products. In addition, state and federal regulatory bodies, such as state insurance departments and attorneys general, periodically make inquiries and conduct examinations concerning compliance by ALAC and others with applicable insurance and other laws. ALAC responds to such inquiries and cooperates with regulatory examinations in the ordinary course of business.

Nationwide class actions were filed against ALAC on April 7, 2005 (United States District Court for the Central District of California), November 8, 2005 (United States District Court for the Eastern District of Pennsylvania) and December 8, 2005 (United States District Court for the Eastern District of Pennsylvania) on behalf of certain purchasers of ALAC’s products. In addition, on July 7, 2005, a statewide class action brought on behalf of certain purchasers of ALAC’s products was also filed in the United States District Court for the Middle District of Florida against ALAC. This Florida statewide class action has been stayed. Each of the aforementioned lawsuits, as well as certain other individual lawsuits, have been assigned to the United States District Court for the Eastern District of Pennsylvania for coordinated and consolidated pretrial proceedings. The aforementioned lawsuits relate to the use of purportedly inappropriate sales practices and products in the senior citizen

40

market. The plaintiffs in the lawsuits seek compensatory damages, rescission, injunctive relief, treble and/or punitive damages, attorneys’ fees and other relief and damages.

ALAC also is a defendant in a lawsuit by the Attorney General of Minnesota on behalf of certain Minnesota residents, some of whom were purchasers of ALAC’s annuity products, alleging, in part, claims related to the marketing of ALAC’s annuity products to senior citizens and violations of consumer protection laws. Remedies sought include fines, restitution, injunctive and other relief.

On December 13, 2007, a nationwide class action lawsuit was filed against ILICO on behalf of certain purchasers of ILICO’s products in an Arizona state court (Superior Court, Maricopa County). ILICO removed this lawsuit to the United States District Court for the District of Arizona. On February 12, 2008, a nationwide class action lawsuit was filed against ILICO on behalf of certain purchasers of ILICO’s products in the United States District Court for the Northern District of Texas. Both these lawsuits relate to the use of certain ILICO products to fund a specific type of defined benefit plan. The plaintiffs in these lawsuits seek compensatory damages, treble and punitive damages, attorneys’ fees and other relief and damages. On July 2, 2008, ILICO filed a motion with the United States Judicial Panel on Multidistrict Litigation seeking to consolidate these lawsuits, along with two other individual federal court actions involving similar issues, in the United States District Court for the Northern District of Texas. This motion for consolidation is still pending.

The outcome of litigation and regulatory matters cannot be predicted with certainty, and it is possible that ALAC’s results of operations or cash flow in a particular quarterly or annual period could be materially and adversely affected by an ultimate unfavorable resolution. However, at the present time, it does not appear that any pending or threatened litigation or regulatory matters are likely to have a materially adverse effect on the Separate Account, on ALAC’s ability to meet its obligations under the Contracts, or on Aviva Securities’ ability to perform under the principal underwriter agreement.

Reports to Owners

We will mail a report to you at least annually at your last known address of record. The report will state the contract value (including the contract value in each variable account and the fixed account) of the Contract, premium payments paid and charges deducted since the last report, partial withdrawals made since the last report and any further information required by any applicable law or regulation. We will send you confirmations of financial transactions, such as premium payments, transfers, partial withdrawals, loans and full withdrawals. Additionally, we will send you quarterly statements that include your automatic transactions such as Automatic Account Balancing, DCA, Interest Sweeps, Systematic Withdrawals, and quarterly administrative fees.

Change of Address

You may change your address by writing to us at our Service Center. If you change your address, we will send a confirmation of the address change to both your old and new address.

Inquiries

You may make inquiries regarding your Contract by writing to us or calling us at our Service Center.

Financial Statements

The statutory-basis financial statements and schedules of Indianapolis Life Insurance Company (“ILICO”), Aviva Life and Annuity Company (“ALAC”) and Aviva Life Insurance Company (“ALIC”), as of December 31, 2007, 2006, and 2005 and for each of the three years ended December 31, 2007, have been audited by Ernst & Young LLP and are contained in the SAI along with the related Independent Registered Public Accounting Firm reports.

The audited financial statements for ALAC Separate Account I as of December 31, 2007 and for the two periods then ended, as well as the related report of Ernst & Young LLP, Independent Registered Public Accounting Firm, are contained in the SAI.

The pro forma unaudited statutory basis financial statements of ALAC after giving effect to the merger of ALAC, ALIC and ILICO as of and for the year ended December 31, 2007, including a consolidated balance sheet as of December 31, 2007, and the consolidated income statements for the years ended December 31, 2007, 2006, and 2005, are included in the SAI.

These financial statements should be considered as bearing only upon the ability of ALAC to meet obligations under the Contracts. For a free copy of these financial statements, please call or write to the Service Center.

IMSA

We are a member of the Insurance Marketplace Standards Association (“IMSA”). IMSA is an independent, voluntary organization of life insurance companies. It promotes high ethical standards in the sales, advertising and servicing of individual life insurance and annuity products. Companies must undergo a rigorous self and independent assessment of their practices to become a member of IMSA.

41

statement of additional information table of contents

The SAI contains additional information about the Contract and the separate account and is available (at no cost) by writing to us at the address shown on the front cover or by calling 1-888-232-6486 (toll free). The following is the Table of Contents for that SAI.

42

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43

appendix a — condensed financial information

The following condensed financial information shows accumulation unit values for each variable account for each year since the variable account started operation. Accumulation unit value is the unit we use to calculate the value of your interest in a variable account. Accumulation unit value does not reflect the deduction of certain charges that we subtract from your Contract Value.

Alger American Fund: MidCap Growth Variable Account

			Number of
	Accumulation unit	Accumulation unit	accumulation units
	value at the beginning	value at the end	outstanding at the
	of the year	of the year	end of the year

2007	$27.009	$35.039	431,086
2006	$24.865	$27.009	565,938
2005	$22.957	$24.865	675,730
2004	$20.594	$22.957	806,563
2003	$14.129	$20.594	972,490
2002	$20.335	$14.129	1,055,977
2001	$22.061	$20.335	1,230,084
2000	$20.489	$22.061	1,160,292
1999	$15.757	$20.489	805,946
1998	$12.263	$15.757	537,127

Alger American Fund: SmallCap Growth Variable Account

			Number of
	Accumulation unit	Accumulation unit	accumulation units
	value at the beginning	value at the end	outstanding at the
	of the year	of the year	end of the year

2007	$14.086	$16.285	374,963
2006	$11.901	$14.086	498,034
2005	$10.324	$11.901	587,403
2004	$8.981	$10.324	730,965
2003	$6.398	$8.981	808,345
2002	$8.794	$6.398	886,347
2001	$12.652	$8.794	1,028,999
2000	$17.622	$12.652	985,378
1999	$12.459	$17.622	670,675
1998	$10.936	$12.459	502,984

Fidelity VIP Fund: Asset Manager: Growth Variable Account

			Number of
	Accumulation unit	Accumulation unit	accumulation units
	value at the beginning	value at the end	outstanding at the
	of the year	of the year	end of the year

2007	$18.525	$21.100	223,908
2006	$17.504	$18.525	334,712
2005	$17.059	$17.504	412,896
2004	$16.401	$17.059	497,542
2003	$14.097	$16.401	579,098
2002	$15.662	$14.097	628,753
2001	$16.560	$15.662	699,955
2000	$17.478	$16.560	722,701
1999	$15.954	$17.478	704,164
1998	$14.066	$15.954	503,498

Fidelity VIP Fund: Contrafund® Variable Account

			Number of
	Accumulation unit	Accumulation unit	accumulation units
	value at the beginning	value at the end	outstanding at the
	of the year	of the year	end of the year

2007	$30.398	$35.248	716,109
2006	$27.590	$30.398	994,910
2005	$23.924	$27.590	1,145,880
2004	$21.008	$23.924	1,349,767
2003	$16.583	$21.008	1,499,147
2002	$18.550	$16.583	1,653,188
2001	$21.436	$18.550	1,940,349
2000	$23.277	$21.436	1,999,272
1999	$18.996	$23.277	1,706,257
1998	$14.824	$18.996	1,228,022

Fidelity VIP Fund: Equity-Income Variable Account

			Number of
	Accumulation unit	Accumulation unit	accumulation units
	value at the beginning	value at the end	outstanding at the
	of the year	of the year	end of the year

2007	$25.042	$25.071	467,405
2006	$21.128	$25.042	666,364
2005	$20.237	$21.128	846,000
2004	$18.401	$20.237	1,015,865
2003	$14.316	$18.401	1,051,854
2002	$17.476	$14.316	1,184,055
2001	$18.647	$17.476	1,332,008
2000	$17.439	$18.647	1,348,108
1999	$16.631	$17.439	1,580,486
1998	$15.114	$16.631	1,355,289

Fidelity VIP Fund: Growth Variable Account

			Number of
	Accumulation unit	Accumulation unit	accumulation units
	value at the beginning	value at the end	outstanding at the
	of the year	of the year	end of the year

2007	$17.806	$22.293	691,380
2006	$16.898	$17.806	889,411
2005	$16.195	$16.898	1,101,245
2004	$15.885	$16.195	1,360,891
2003	$12.125	$15.885	1,642,904
2002	$17.592	$12.125	1,791,430
2001	$21.663	$17.592	2,173,025
2000	$24.676	$21.663	2,252,279
1999	$18.206	$24.676	1,699,540
1998	$13.240	$18.206	948,233

Fidelity VIP Fund: Index 500 Variable Account

			Number of
	Accumulation unit	Accumulation unit	accumulation units
	value at the beginning	value at the end	outstanding at the
	of the year	of the year	end of the year

2007	$24.282	$25.247	960,878
2006	$21.276	$24.282	1,274,491
2005	$20.581	$21.276	1,597,762
2004	$18.868	$20.581	1,935,795
2003	$14.903	$18.868	2,262,283
2002	$19.430	$14.903	2,617,294
2001	$22.417	$19.430	2,995,912
2000	$25.062	$22.417	3,074,244
1999	$21.088	$25.062	2,914,618
1998	$16.672	$21.088	1,895,005

Fidelity VIP Fund: Investment Grade Bond Variable Account

			Number of
	Accumulation unit	Accumulation unit	accumulation units
	value at the beginning	value at the end	outstanding at the
	of the year	of the year	end of the year

2007	$16.614	$17.095	283,625
2006	$16.144	$16.614	367,712
2005	$16.019	$16.144	481,822
2004	$15.551	$16.019	561,609
2003	$14.989	$15.551	634,162
2002	$13.775	$14.989	771,334
2001	$12.879	$13.775	703,526
2000	$11.742	$12.879	677,150
1999	$12.032	$11.742	763,210
1998	$11.214	$12.032	691,547

Fidelity VIP Fund: Money Market Variable Account

			Number of
	Accumulation unit	Accumulation unit	accumulation units
	value at the beginning	value at the end	outstanding at the
	of the year	of the year	end of the year

2007	$13.258	$13.756	343,628
2006	$12.819	$13.258	252,423
2005	$12.617	$12.819	283,204
2004	$12.641	$12.617	378,725
2003	$12.691	$12.641	454,871
2002	$12.650	$12.691	975,984
2001	$12.321	$12.650	1,111,533
2000	$11.750	$12.321	937,770
1999	$11.329	$11.750	1,527,851
1998	$10.888	$11.329	1,070,535

First Eagle Variable Funds, Inc.: First Eagle Overseas Variable Account(1)

			Number of
	Accumulation unit	Accumulation unit	accumulation units
	value at the beginning	value at the end	outstanding at the
	of the year	of the year	end of the year

2007	$47.512	$50.508	263,186
2006	$38.516	$47.512	328,328
2005	$32.155	$38.516	367,271
2004	$25.586	$32.155	431,603
2003	$17.173	$25.586	478,049
2002	$15.047	$17.173	505,204
2001	$14.201	$15.047	593,166
2000	$13.293	$14.201	584,592
1999	$9.572	$13.293	405,486
1998	$9.322	$9.572	196,153
1997	$10.000	$9.322	56,588

Neuberger Berman Advisers Management Trust: MidCap Growth Variable Account

			Number of
	Accumulation unit	Accumulation unit	accumulation units
	value at the beginning	value at the end	outstanding at the
	of the year	of the year	end of the year

2007	$7.074	$8.547	317,599
2006	$6.254	$7.074	444,242
2005	$5.575	$6.254	528,623
2004	$4.861	$5.575	617,163
2003	$3.848	$4.861	391,020
2002	$5.523	$3.848	1,057,507
2001	$7.433	$5.523	473,138
2000	$10.000	$7.433	303,022

Neuberger Berman Advisers Management Trust: Socially Responsive Variable Account

			Number of
	Accumulation unit	Accumulation unit	accumulation units
	value at the beginning	value at the end	outstanding at the
	of the year	of the year	end of the year

2007	$15.446	$16.391	58,015
2006	$13.775	$15.446	107,539
2005	$13.071	$13.775	140,921
2004	$11.701	$13.071	174,200
2003	$8.829	$11.701	193,869
2002	$10.502	$8.829	297,283
2001	$11.045	$10.502	143,214
2000	$10.000	$11.045	17,428

PIMCO Variable Insurance Trust: High Yield Variable Account

			Number of
	Accumulation unit	Accumulation unit	accumulation units
	value at the beginning	value at the end	outstanding at the
	of the year	of the year	end of the year

2007	$14.004	$14.295	83,733
2006	$13.019	$14.004	94,744
2005	$12.680	$13.019	117,638
2004	$11.739	$12.680	133,614
2003	$9.685	$11.739	220,261
2002	$9.946	$9.685	113,929
2001	$9.854	$9.946	72,991
2000	$10.000	$9.854	25,583

PIMCO Variable Insurance Trust: Real Return Variable Account

			Number of
	Accumulation unit	Accumulation unit	accumulation units
	value at the beginning	value at the end	outstanding at the
	of the year	of the year	end of the year

2007	$16.119	$17.587	81,797
2006	$16.230	$16.119	110,233
2005	$16.121	$16.230	132,979
2004	$15.011	$16.121	146,582
2003	$13.982	$15.011	215,360
2002	$12.040	$13.982	346,215
2001	$11.135	$12.040	743,260
2000	$10.000	$11.135	40,238

PIMCO Variable Insurance Trust: Stocks PLUS Growth and Income Variable Account

			Number of
	Accumulation unit	Accumulation unit	accumulation units
	value at the beginning	value at the end	outstanding at the
	of the year	of the year	end of the year

2007	$11.019	$11.611	34,446
2006	$9.724	$11.019	49,620
2005	$9.528	$9.724	59,631
2004	$8.719	$9.528	72,444
2003	$6.781	$8.719	87,555
2002	$8.619	$6.781	60,827
2001	$9.869	$8.619	89,152
2000	$10.000	$9.869	41,575

Pioneer Variable Contracts Trust: Pioneer Fund VCT Variable Account (2)

			Number of
	Accumulation unit	Accumulation unit	accumulation units
	value at the beginning	value at the end	outstanding at the
	of the year	of the year	end of the year

2007	$24.832	$25.708	181,427
2006	$21.588	$24.832	230,196
2005	$20.617	$21.588	289,253
2004		$20.617
2003	$7.998
2002	$10.946	$7.998	912,707
2001	$12.250	$10.946	1,071,002
2000	$13.924	$12.250	1,177,955
1999	$12.917	$13.924	1,229,915
1998	$10.495	$12.917	814,921

Pioneer Variable Contracts Trust: Pioneer Growth Opportunities VCT Variable Account (2)

			Number of
	Accumulation unit	Accumulation unit	accumulation units
	value at the beginning	value at the end	outstanding at the
	of the year	of the year	end of the year

2007	$14.443	$13.693	443,111
2006	$13.869	$14.443	590,542
2005	$13.181	$13.869	722,195
2004	$10.927	$13.181	915,764
2003	$7.751	$10.927	1,310,432
2002	$12.611	$7.751	1,255,241
2001	$10.734	$12.611	1,579,748
2000	$11.600	$10.734	1,602,558
1999	$11.134	$11.600	1,581,237
1998	$11.092	$11.134	1,596,318

Premier VIT: OpCap Managed Variable Account (3)

			Number of
	Accumulation unit	Accumulation unit	accumulation units
	value at the beginning	value at the end	outstanding at the
	of the year	of the year	end of the year

2007	$20.308	$20.637	328,065
2006	$18.780	$20.308	440,017
2005	$18.087	$18.780	559,223
2004	$16.558	$18.087	692,238
2003	$13.791	$16.558	818,557
2002	$16.825	$13.791	919,473
2001	$17.943	$16.825	1,046,284
2000	$16.578	$17.943	1,084,773
1999	$16.011	$16.578	1,316,391
1998	$15.160	$16.011	1,396,806

Premier VIT: NACM Small Cap Portfolio (formerly OpCap Small Cap Portfolio) Variable Account (3)

			Number of
	Accumulation unit	Accumulation unit	accumulation units
	value at the beginning	value at the end	outstanding at the
	of the year	of the year	end of the year

2007	$29.487	$29.244	108,300
2006	$24.096	$29.487	144,792
2005	$24.419	$24.096	178,036
2004	$21.006	$24.419	210,026
2003	$14.931	$21.006	293,328
2002	$19.321	$14.931	270,798
2001	$18.087	$19.321	457,894
2000	$12.720	$18.087	377,794
1999	$13.139	$12.720	319,888
1998	$14.649	$13.139	295,186

Royce Capital Fund: Royce Micro-Cap Variable Account

			Number of
	Accumulation unit	Accumulation unit	accumulation units
	value at the beginning	value at the end	outstanding at the
	of the year	of the year	end of the year

2007	$39.464	$40.463	154,436
2006	$33.051	$39.464	185,565
2005	$30.027	$33.051	224,370
2004	$26.746	$30.027	288,494
2003	$18.181	$26.746	346,341
2002	$21.161	$18.181	390,991
2001	$16.544	$21.161	446,426
2000	$14.150	$16.544	346,523
1999	$11.198	$14.150	258,403
1998	$10.920	$11.198	286,635

T. Rowe Price Fixed Income Series, Inc.: Limited-Term Bond Variable Account

			Number of
	Accumulation unit	Accumulation unit	accumulation units
	value at the beginning	value at the end	outstanding at the
	of the year	of the year	end of the year

2007	$14.457	$15.038	116,729
2006	$14.087	$14.457	190,802
2005	$14.040	$14.087	237,230
2004	$14.085	$14.040	272,361
2003	$13.694	$14.085	311,230
2002	$13.176	$13.694	368,951
2001	$12.317	$13.176	426,746
2000	$11.430	$12.317	333,773
1999	$11.505	$11.430	393,693
1998	$10.767	$11.505	348,151

T. Rowe Price International Series, Inc.: International Stock Variable Account

			Number of
	Accumulation unit	Accumulation unit	accumulation units
	value at the beginning	value at the end	outstanding at the
	of the year	of the year	end of the year

2007	$17.489	$19.493	428,362
2006	$14.890	$17.489	533,481
2005	$13.012	$14.890	630,498
2004	$11.597	$13.012	734,375
2003	$9.010	$11.597	777,810
2002	$11.182	$9.010	840,469
2001	$14.578	$11.182	937,606
2000	$17.991	$14.578	978,134
1999	$13.684	$17.991	776,131
1998	$11.979	$13.684	660,670

Van Eck Worldwide Insurance Trust: Worldwide Hard Assets Variable Account (4)

			Number of
	Accumulation unit	Accumulation unit	accumulation units
	value at the beginning	value at the end	outstanding at the
	of the year	of the year	end of the year

2007	$29.067	$41.664	75,636
2006	$23.675	$29.067	86,087
2005	$15.828	$23.675	97,155
2004	$12.946	$15.828	120,254
2003	$9.048	$12.946	158,603
2002	$9.443	$9.048	239,857
2001	$10.693	$9.443	302,989
2000	$9.733	$10.693	311,909
1999	$8.156	$9.733	246,953
1998	$11.983	$8.156	230,762

(1)     Prior to May 1, 2000, First Eagle SoGen Variable Funds, Inc.: First Eagle SoGen Overseas Variable Account was called SoGen Variable Funds, Inc.: SoGen Overseas Variable Account.

(2)     Pioneer Variable Contracts Trust was formerly known as SAFECO Resource Series Trust.

(3)     The Variable Account invests in a Fund that was formed on May 12, 1994, under the name Quest for Value Asset Builder Trust. The name of the Fund was changed to Quest for Value Accumulation Trust, then to OCC Accumulation Trust, and then to PIMCO Advisors VIT. On May 1, 2005, the name of the Fund was changed to Premier VIT.

(4)     Prior to May 1, 1997, Van Eck Worldwide Hard Assets Variable Account was called Van Eck Gold and Natural Resources Account.

appendix b— highlights of state variations in contract features, benefits, and operation

STATE DIFFERENCES FOR VISIONARY CHOICE
PROVISION	LANGUAGE	STATE
ANNUITY START DATE	Annuity Start Date - The date when the Annuitant will begin to receive annuity payments. (You are the Annuitant, unless You tell Us otherwise at the time of Your application.) If You own a Non-Qualified Contract, We will ask You to select an Annuity Start Date. If You do not select a date, the Annuity Start Date is either the Annuitant’s age 70 or 10 years after the Date of Issue, whichever is later. If You own a Qualified Contract, the Annuity Start Date is fixed at the Annuitant’s age 70 1/2.	All states except NJ

	Same as above except: You cannot select an Annuity Start Date which is less than one year from the Date of Issue and for Qualified Contracts the Annuity Start Date is fixed at the Annuitant’s age 70.	NJ

	Ten years after the date of issue.	ALL EXCEPT MT,
LIVING BENEFIT DATE		NH, NJ, OR, SC & VA

	The later of the Annuitant’s age 70 or 10 years after the date of Issue. If the Contract is owned by Joint Owners who are spouses at the time one Joint Owner dies, the Living Benefit Date will become the date the surviving spouse attains age 70.	MT, NH, OR, SC & VA

	Ten years after the Date of Issue. Living Benefit is called Guaranteed Minimum Subaccount Value Benefit.	NJ

LIVING BENEFIT {The differences in these provisions are bracketed.}	If the Contract is owned by persons who are spouses at the time one Joint Owner dies, the Living Benefit Date will {remain the same date.} If the Contract is owned by Joint Owners who are not spouses and one of the Joint Owners dies before the Living Benefit Date, {the original Living Benefit Date remains in effect provided no distributions have occurred as a result of the Owner’s death.}
	Currently all Variable Accounts are Eligible Variable Accounts.	ALL EXCEPT MT, NH, NJ, OR, SC & VA

If the Contract is owned by persons who are spouses at the time one Joint Owner dies, the Living Benefit Date will {become the date the surviving spouse attains age 70.} If the Contract is owned by Joint Owners who are not spouses and one of the Joint Owners dies before the Living Benefit Date, {the Living Benefit is not available to the sole surviving Owner.}
	Currently, all Variable Accounts, {except the Van Eck Worldwide Hard Assets Variable Account,} are Eligible Variable Accounts.	MT, NH, OR, SC & VA
	If the Contract is owned by persons who are spouses at the time one Joint Owner dies, the {Guaranteed Minimum Subaccount Value} Benefit Date will {remain the same date}. If the Contract is owned by Joint Owners who are not spouses and one of the Joint Owners dies before the {Guaranteed Minimum Subaccount Value Benefit Date, the original Guaranteed Minimum Subaccount Value Benefit Date remains in effect provided no distributions have occurred as a result of the Owner’s death. If the death of a non-spousal joint owner results in a distribution before the Guaranteed Minimum Subaccount Value Benefit Date, the Guaranteed Minimum Subaccount Value Benefit is no longer payable.}	NJ

B-1

PROVISION	LANGUAGE		STATE
LIVING BENEFIT {The differences in these provisions are bracketed.} (Cont.)	{The Eligible Variable Accounts are indicated in Section 2 – Contract Specifications. If an account is considered an Eligible Variable Account on the Date of Issue it will remain an Eligible Variable Account for the life of the Contract.}
	{We will pay a Guaranteed Minimum Subaccount Value Benefit under this contract on Premium Payments already allocated to an Eligible Variable Account even if one of the following circumstances occurs:

	(1) the portfolio underlying an Eligible Variable Account changes its investment objective; or
	(2) we determine that an investment in the portfolio underlying an Eligible Variable Account is no longer appropriate in light of the purposes of the Separate Account; or

(3)  shares of a portfolio underlying an Eligible Variable Account are no longer available for investment by the Separate Account and IL Annuity is forced to redeem all shares of the Portfolio held by the Eligible Variable Account.}

FREE WITHDRAWAL AMOUNT	Choice of Free Withdrawal Amount:
	1) If the initial Premium Payment is less than $100,000, the Free Withdrawal Amount is 10% of Contract Value each year, as determined at the beginning of the Contract Year. If the full 10% is not withdrawn in any Contract Year, the remaining amount does not roll over to the next Contract Year.		All states except NJ
	2) If the initial Premium Payment is $100,000 or more, you can choose:
	a) Cumulative 10% Option: No withdrawal charge on up to 10% of Your Contract Value at the beginning of each Contract Year. If full 10% is not withdrawn, the remaining percentage may be rolled over to the next Contract Year, up to a maximum of 50% after 5 years as determined as of the beginning of each Contract Year.
	b) Earnings Option: No withdrawal charge on part or all of the earnings. Earnings are equal to Your Contract Value minus Premium Payments, transfers and partial withdrawals.

	Only one type available - the Free Withdrawal Amount is 10% of Contract Value each year, as determined at the beginning of the Contract Year. If the full 10% is not withdrawn in any Contract Year, the remaining amount does not roll over to the next Contract Year. (Option 1 above)		NJ

	Contract offers two options:		ALL EXCEPT OR
WITHDRAWAL	1) Date of Issue Withdrawal Charge; and
CHARGE OPTIONS	2) Date of Premium Payment Withdrawal Charge

	Contract only offers Date of Issue Withdrawal Charge Option		OR

DATE OF ISSUE WITHDRAWAL CHARGES	One set of charges as follows:		ALL EXCEPT AL & SC

	Contract Year	Charge as Percentage of Premium Payments

	1-6	7.0%
	7	6.0
	8	4.0
	9	2.0
	10+	0

B-2

PROVISION	LANGUAGE				STATE
DATE OF ISSUE WITHDRAWAL CHARGES (Cont.)	Two set of charges as follows:				AL & SC
	Age 57 & Under Contract Year	Charge as Percentage of Premium Payments	Age 58 & Older Contract Year	Charge as Percentage of Premium Payments
	1-6	7.0%	1-2	7.0%
	7	6.0	3	6.5
	8	4.0	4	6.0
	9	2.0	5	5.0
	10+	0	6	4.0
			7	3.0
			8	2.0
			9	1.0
			10+	0

	Contract offers 2 options:				ALL EXCEPT NJ
DEATH	1) Regular Death Benefit
BENEFIT	2) Enhanced Death Benefit

	Only offers the Enhanced Death Benefit.				NJ

ASSIGNMENT	Added the statement: “The rights of a Beneficiary under a life insurance policy or Annuity contract are subordinate to those of an assignee, unless the Beneficiary was effectively designated as an irrevocable Beneficiary prior to the assignment.”				WI

	Cannot suspend or modify the transfer privileges.				MD & OR

TRANSFER OF CONTRACT VALUES	Company’s right to waive transfer fee is removed.				NJ

UNISEX	Issued as unisex: contract contains no reference to sex and unisex payout tables are used.				MA & MT

DOLLAR COST AVERAGING ENDORSEMENT					All states except GA, HI, ID, LA, MA, NJ, OR, TX, WA & WY

	Changed program name to Dollar Cost Averaging instead of Dollar Cost Averaging Plus.				GA

	No partial withdrawals, transfers or loans may be made from money in the Fixed Account as part of the DCAP program. Once the money has been dollar cost averaged into the chosen variable account; withdrawals, transfers and loans may be made subject to the contract terms.				OR

	Endorsement was not approved.				HI, ID, LA, MA, NJ, TX, WA & WY

B-3

STATE DIFFERENCES FOR VISIONARY CHOICE
The following riders and endorsements are used with the Visionary Variable Annuity and the
Visionary Choice Variable Annuity
PROVISION	LANGUAGE	STATE
AGE-95		All States

WSC-TI-95		All States

WSC-ED-95	BENEFITS - If You, your spouse, your child or Annuitant is enrolled in a college, university, vocational, technical, trade, or business school, You may, subject to the provisions of this endorsement, withdraw up to 20% of the Contract Value each Contract Year prior to the Annuity Commencement Date and while the Annuitant is alive. No withdrawal charges will apply. You may make one Withdrawal per Contract Year under this Endorsement. Withdrawals may not be repaid.	All States except PA

	Same as Standard plus: If this Benefit is denied, the surrender proceeds will not be disbursed until the owner is notified of the denial and provided with the opportunity to reapply for the surrender proceeds or to reject the surrender proceeds.	PA

QP-95		All States except PA

	Same as standard except: Any modifications to the contract may be accepted or declined by the contractholder.	PA

All states except MO, PA, TX & WV

	“Inpatient” - removed “and for whom a charge of at least one days’ room and board is made by the Long Term Care Facility.”	MO

“Skilled Nursing Facility” and “Intermediate Care Facility” - removed “and maintains a daily medical record of each patient” from the definitions.

Includes a pre-existing condition disclaimer: Waiver does not apply with respect to the confinement benefit if the Annuitant or Annuitant’s spouse is confined on the issue date of the contract.

Clarifies that the effective date of the endorsement is the date of issue.

If the LTC benefit is denied, the surrender proceeds cannot be disbursed until the owner is notified of the denial and provided with the opportunity to reapply for the surrender proceeds or to reject the surrender proceeds.

WSC-LTC-95	Further defines “Confined”: Separate periods of confinement occurring within six months of a previous period of confinement for the same or related condition will be considered the same confinement for the purposes of determining satisfaction of the elimination period and whether to apply a new elimination period. A new elimination period may be applied only to a confinement due to a new or non-related cause or to a confinement occurring more than six months from the most recent confinement for the same or related condition.	PA

“Long Term Care Facility” cannot exclude a place that primarily treats drug addicts or alcoholics, however the drug addiction must result from (1) the voluntary taking or injection of drugs, unless prescribed or administered by a licensed physician; (2) the voluntary taking of any drugs prescribed by a licensed physician and intentionally not taken as prescribed; (3) sensitivity to drugs voluntarily taken, unless prescribed by a physician. If the annuitant is in a long term care facility because of drug addiction and the addiction results from the voluntary taking of drugs prescribed by a licensed physician or the involuntary taking of drugs, the benefit will be payable.

Clarifies a member of the Annuitant’s immediate family to means the Annuitant or the Annuitant’s spouse, or the child, parent, brother or sister of either the Annuitant or the Annuitant’s spouse.

Standard rider will terminate if the contract is terminated or surrendered. PA termination also includes: 1) written request from the Owner for termination; and 2) non-payment of premium.

B-4

PROVISION	LANGUAGE	STATE
WSC-LTC-95 (Cont.)	Same as standard except: must be confined in a LTC facility at least 91 consecutive days. (Standard is 90.)	TX

	Added tax disclaimer: “Receipt of these benefits may be taxable. Assistance should be sought from a personal tax advisor.”	WV

WSC-H-95		All States except MO,

	“Inpatient” - removed “and for whom a charge of at least one days’ room and board is made by the Long Term Care Facility.”	MO

1-IRA-95		All States except PA

	Same as standard except: Any modifications to the contract may be accepted or declined by the contractholder.	PA

1-403B-95		All States except PA & VA

	Same as standard except: Any modifications to the contract may be accepted or declined by the contractholder.	PA

	Same as standard plus: We may delay making a loan for a period of no more than six (6) months after you request the loan. However, we will not delay the making of loans to pay premiums for any policy.	VA

B-5

Outside back cover page

The Statement of Additional Information (“SAI”) dated October 1, 2008, contains additional information about the Contract and the variable account. The Table of Contents for the SAI appears near the end of this prospectus. The SAI has been filed with the SEC and is incorporated by reference into this prospectus.

You can obtain the SAI (at no cost) by writing to the Service Center at the address shown on the front cover or by calling 1-888-232-6486.

The SEC maintains an Internet website (http://www.sec.gov) that contains the SAI and other information about us and the Contract. More information about us and the Contract (including the SAI) may also be reviewed and copied at the SEC’s Public Reference Room in Washington, DC., or may be obtained, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC, 100 F St., N.E., Washington, DC 20549. Additional information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 551-8090.

Aviva Securities, LLP (“Aviva Securities”) serves as the principal underwriter and distributor of the Contracts. You may obtain more information about Aviva Securities and its registered representatives at http://www.finra.org. You also can obtain an investor brochure from the Financial Industry Regulatory Authority, Inc. (“FINRA”), describing its Public Disclosure Program.

Statement of Additional Information
for the
Visionary and Visionary Choice
Flexible Premium Deferred Variable Annuity Contracts
Issued Through
ALAC Separate Account 1
(formerly ILICO Separate Account 1)
Offered by
Aviva Life and Annuity Company
(formerly Indianapolis Life Insurance Company)
Home Office
699 Walnut Street
Des Moines, IA 50309-3929
ALAC Variable Administration
at the Service Center
P.O. Box 82594
Lincoln, NE 68501
Telephone: 1-888-232-6486
Fax: 1-800-334-2023
www.variable.ameritas.com
     This Statement of Additional Information (“SAI”) expands upon subjects discussed in the current Prospectus for each of the Visionary and Visionary Choice flexible premium deferred variable annuity contracts (each, the “Contract”) offered by Aviva Life and Annuity Company (“we,” “us,” “our,” “ALAC”). We use terms in this SAI that are defined in the current prospectus for the Contract.
     You may obtain a copy of the prospectus for the Visionary or Visionary Choice Contract dated October 1, 2008 by calling us or by writing to our Service Center.
This SAI is not a prospectus. You should read it along with the Prospectus for your Contract and the underlying portfolios.
The date of this SAI is October 1, 2008.

-i-

Additional Contract Provisions
The Contract
     The entire contract is the Contract, the signed application, the data page, the endorsements, options and all other attached papers. The statements made in the application are deemed representations and not warranties. We will not use any statement in defense of a claim or to void the Contract unless the application contains it.
     Any change in the Contract or waiver of its provisions must be in writing and signed by our President, a Vice President, Secretary or Assistant Secretary. No other person — no agent or registered representative — has authority to change or waive any provision of this Contract.
     Upon notice to you, we may modify the Contract if necessary to:
•	permit the Contract or the Separate Account to comply with any applicable law or regulation that a governmental agency issues; or

•	assure continued qualification of the Contract under the Internal Revenue Code (“Code”) or other federal or state laws relating to retirement annuities or variable annuity contracts; or

•	effect a change in the operation of the Separate Account or to provide additional investment options.
     In the event of such modifications, we will make the appropriate endorsement to the Contract.
Incontestability
     We will not contest the Contract after the Date of Issue.
Incorrect Age or Sex
     We may require proof of age, sex, and right to payments before making any life annuity payments. If the age or sex (if applicable) of the annuitant has been stated incorrectly, then we will determine the Annuity Start Date and the amount of the annuity payments by using the correct age and sex. If a misstatement of age or sex results in annuity payments that are too large, then we will charge the overpayments with compound interest against subsequent payments. If we have made payments that are too small, then we will pay the underpayments with compound interest upon receipt of notice of the underpayments. We will pay adjustments for overpayments or underpayments with interest at the rate then in use to determine the rate of payments.
Nonparticipation
     The Contract does not participate in our surplus earnings or profits.

1

Options
     Except in the limited circumstances described below, we will issue four options automatically upon the issuance of each Contract. These options provide for the waiver of the Withdrawal Charge in case of extended hospitalization, long term care, terminal illness, or the post secondary education of certain family members or the Annuitant, as provided in the option. There is no additional charge for the issuance of the options, which are available only at the issuance of the Contract. All options may not be available in all states.
Tax Status of the Contracts
     Tax law imposes several requirements that variable annuities must satisfy in order to receive the tax treatment normally accorded to annuity contracts.
     Diversification Requirements. The Code requires that the investments of each investment division of the separate account underlying the Contracts be “adequately diversified” in order for the Contracts to be treated as annuity contracts for Federal income tax purposes. It is intended that each investment division, through the portfolio in which it invests, will satisfy these diversification requirements.
     Owner Control. In certain circumstances, owners of variable annuity contracts have been considered for Federal income tax purposes to be the owners of the assets of the Separate Account supporting their contracts due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of our Contracts, such as the flexibility of an owner to allocate premium payments and transfer amounts among the investment divisions of the separate account, have not been explicitly addressed in published rulings. While we believe that the Contracts do not give Owners investment control over Separate Account assets, we reserve the right to modify the Contracts as necessary to prevent an Owner from being treated as the Owner of the Separate Account assets supporting the Contract.
     Required Distributions. In order to be treated as an annuity contract for Federal income tax purposes, section 72(s) of the Code requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the Contract will be distributed in the event of the death of a holder of the Contract.
     Specifically, section 72(s) requires that (a) if any Owner dies on or after the Annuity Start Date, but prior to the time the entire interest in the Contract has been distributed, the entire interest in the Contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such Owner’s death; and (b) if any Owner dies prior to the Annuity Start Date, the entire interest in the Contract will be distributed within five years after the date of such Owner’s death. These requirements will be considered satisfied as to any portion of an Owner’s interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the Owner’s death. The designated beneficiary refers to a natural person designated by the Owner as a beneficiary and to whom ownership of the Contract passes by reason of death. If there are joint owners, and one joint owner dies before the Annuity Start Date, then the surviving joint owner becomes the sole beneficiary, regardless of any other designations. However, if the designated beneficiary is the surviving spouse of the deceased Owner, the Contract may be continued with the surviving spouse as the new owner.

2

     The Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.
     Other rules may apply to Qualified Contracts.
Calculation of Variable Account and Adjusted Historic Portfolio Performance Data
     We may advertise and disclose historic performance data for the Variable Accounts, including yields, standard annual total returns, and nonstandard measures of performance of the Variable Accounts. Such performance data will be computed, or accompanied by performance data computed, in accordance with the SEC defined standards.
Money Market Variable Account Yields
     Advertisements and sales literature may quote the current annualized yield of the Money Market Variable Account for a seven-day period (which period will be stated in the advertisements or sales literature) in a manner that does not take into consideration any realized or unrealized gains or losses, or income other than investment income, on shares of the Money Market portfolio. Yield is an annualized figure, which means that it is assumed that the Money Market portfolio generates the same level of net income over a 52-week period.
     We compute this current annualized yield in the manner requested by the SEC by determining the net change (not including any realized gains and losses on the sale of securities, unrealized appreciation and depreciation, and income other than investment income) at the end of the seven-day period in the value of a hypothetical Variable Account under a Contract having a balance of one unit of the Money Market Variable Account at the beginning of the period. We divide that net change in Variable Account value by the value of the hypothetical Variable Account at the beginning of the period to determine the base period return. Then we annualize this quotient on the basis of the number of days in a contract year. The net change in account value reflects (i) net income from the Money Market Portfolio in which the hypothetical Variable Account invests; and (ii) charges and deductions imposed under the Contract.
     These charges and deductions include the per unit charges for the annualized Contract Fee, the mortality and expense risk charge and the asset-based administration charge. For purposes of calculating current yields for a Contract, we use an average per unit Contract Fee based on the $30 annualized Contract Fee that we deduct in four equal payments at the end of each Contract Quarter.
     We calculate the current yield by the following formula:
     Current Yield = ((NCS - ES)/UV) X (365/7)
     Where:

3

NCS	=	the net change in the value of the Money Market Portfolio (not including any realized gains or losses on the sale of securities, unrealized appreciation and depreciation, and income other than investment income) for the seven-day period attributable to a hypothetical Variable Account having a balance of one Variable Account unit.

ES	=	per unit charges deducted from the hypothetical Variable Account for the seven-day period.

UV	=	the unit value for the first day of the seven-day period.
     We may also disclose the effective yield of the Money Market Variable Account for the same seven-day period, determined on a compounded basis. The “effective yield” is calculated similarly but includes the effect of assumed compounding, calculated under rules prescribed by the SEC. The effective yield will be slightly higher than yield due to this compounding effect.
     We calculate the effective yield by compounding the unannualized base period return by adding one to the base return, raising the sum to a power equal to 365 divided by 7 (or 366 divided by 7 during leap years), and subtracting one from the result.
     Effective Yield = (1 + ((NCS-ES)/UV))365/7 - 1
     Where:

NCS	=	the net change in the value of the Money Market Portfolio (not including any realized gains or losses on the sale of securities, unrealized appreciation and depreciation, and income other than investment income) for the seven-day period attributable to a hypothetical Variable Account having a balance of one Variable Account unit.

ES	=	per unit charges deducted from the hypothetical Variable Account for the seven-day period.

UV	=	the unit value for the first day of the seven-day period.
     The Money Market Variable Account’s yield is lower than the Money Market Portfolio’s yield because of the Contract charges and deductions that are deducted at the Variable Account level.
     The current and effective yields on amounts held in the Money Market Variable Account normally fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Money Market Variable Account’s actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Money Market Portfolio, the types and quality of securities held by the Money Market Portfolio and that Portfolio’s operating expenses. We may also present yields on amounts held in the Money Market Variable Account for periods other than a seven-day period.
     Yield calculations do not take into account the Withdrawal Charge that we assess on certain withdrawals of Contract Value. The amount of the Withdrawal Charge depends on the Withdrawal Charge Option and the Free Withdrawal Option that you choose at the time of purchase. See “Fees and Charges” in the prospectus for further description of these options. No Withdrawal Charge applies to Contract Value in excess of aggregate Premium Payments.

4

Other Variable Account Yields
     Sales literature or advertisements may quote the current annualized yield of one or more of the Variable Accounts (other than the Money Market Variable Account) under the Contract for 30-day or one-month periods. The annualized yield of a Variable Account refers to net income that the Variable Account generates during a 30-day or one-month period and it assumes the same level of net income is generated over a 12-month period.
     We compute the annualized 30-day yield by:
1.	Subtracting the Variable Account expenses for the period from the net investment income of the portfolio attributable to the Variable Account units;

2.	Dividing 1. by the maximum offering price per unit on the last day of the period;

3.	Multiplying 2. by the daily average number of units outstanding for the period;

4.	compounding that yield for a six-month period; and

5.	multiplying the result in 4. by 2.
     Expenses of the Variable Account include the annualized Contract Fee, the asset-based administration charge and the mortality and expense risk charge. The yield calculation assumes that we deduct a Contract Fee of $30 per year per Contract at the end of each Contract Year. For purposes of calculating the 30-day or one-month yield, we use an average Contract Fee based on the average Contract Value in the Variable Account to determine the amount of the charge attributable to the Variable Account for the 30-day or one-month period. We calculate the 30-day or one-month yield by the following formula:

Yield	=	2 X (((NI - ES)/(U X UV)) - 1)[6] - 1

Where:

NI	=	net income of the portfolio for the 30-day or one-month period attributable to the Variable Account’s units.

ES	=	charges deducted from the Variable Account for the 30-day or one-month period.

U	=	the average number of units outstanding.

UV	=	the unit value at the close (highest) of the last day in the 30-day or one-month period.
     The yield for the Variable Account is lower than the yield for the corresponding portfolio because of the charges and deductions that the Contract imposes.
     The yield on the amounts held in the Variable Accounts normally fluctuates over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The types and quality of securities that a portfolio holds and its operating expenses affect the corresponding Variable Account’s actual yield.
     Yield calculations do not take into account the Withdrawal Charge that we assess on certain withdrawals of Contract Value. The amount of the Withdrawal Charge depends on the Withdrawal

5

Charge Option and the Free Withdrawal Option that you choose at the time of purchase. See “Fees and Charges” in the prospectus for further description of these options.
Average Annual Total Returns for the Variable Accounts
     Sales literature or advertisements may quote average annual total returns for one or more of the Variable Accounts for various periods of time, calculated in a manner prescribed by the SEC. If we advertise total return for the Money Market Variable Account, then those advertisements and sales literature will include a statement that yield more closely reflects current earnings than total return.
     When a Variable Account has been in operation for 1, 5, and 10 years (or for a period covering the time the underlying portfolio has been available in the Separate Account), we will provide the average annual total return for these periods. We may also disclose average annual total returns for other periods of time.
     Standard average annual total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value of that investment as of the last day of each of the periods. Each period’s ending date for which we provide total return quotations will be for the most recent calendar quarter-end practicable, considering the type of the communication and the media through which it is communicated.
     We calculate the standard average annual total returns using Variable Account unit values that we calculate on each valuation day based on the performance of the Variable Account’s underlying portfolio, the deductions for the mortality and expense risk charge, the deductions for the asset-based administration charge and the annualized Contract Fee. The calculation assumes that we deduct a Contract Fee of $7.50 per Contract at the end of each Contract quarter. For purposes of calculating average annual total return, we use an average per-dollar per-day Contract Fee attributable to the hypothetical Variable Account for the period. The calculation also assumes total withdrawal of the Contract at the end of the period for the return quotation and will take into account the Withdrawal Charge applicable to the Contract that we assess on certain withdrawals of Contract Value.
We calculate the standard total return by the following formula:

TR	=	((ERV/P)1/N) - 1

Where:

TR	=	the average annual total return net of Variable Account recurring charges.

ERV	=	the ending redeemable value (net of any applicable Withdrawal Charge) of the hypothetical Variable Account at the end of the period.

P	=	a hypothetical initial payment of $1,000.

N	=	the number of years in the period.
Non-Standard Variable Account Total Returns
     Sales literature or advertisements may quote average annual total returns for the Variable Accounts that do not reflect any Withdrawal Charges or Contract Fee. We calculate such nonstandard total returns in exactly the same way as the average annual total returns described above, except that we

6

replace the ending redeemable value of the hypothetical Variable Account for the period with an ending value for the period that does not take into account any Withdrawal Charges or Contract Fees.
     We may disclose cumulative total returns in conjunction with the standard formats described above. We calculate the cumulative total returns using the following formula:

CTR	=	(ERV/P) - 1

Where:

CTR	=	the cumulative total return net of Variable Account recurring charges for the period.

ERV	=	the ending redeemable value of the hypothetical investment at the end of the period.

P	=	a hypothetical single payment of $1,000.
Adjusted Historic Portfolio Performance Data
     Sales literature or advertisements may quote adjusted yields and total returns for the portfolios since their inception reduced by some or all of the fees and charges under the Contract. Such adjusted historic Portfolio performance may include data that precedes the inception dates of the Variable Accounts. This data is designed to show the performance that would have resulted if the Contract had been in existence during that time.
     We will disclose nonstandard performance data only if we disclose the standard performance data for the required periods.
Effect of the Contract Fee on Performance Data
     The Contract provides for the deduction of a $7.50 Contract Fee at the end of each Contract Quarter from the Fixed and Variable Accounts. We base it on the proportion that the value of each such Account bears to the total Contract Value. For purposes of reflecting the Contract Fee in yield and total return quotations, we convert the Contract Fee into a per-dollar per-day charge based on the average Contract Value in the Separate Account of all Contracts on the last day of the period for which quotations are provided. Then, we adjust the per-dollar per-day average charge to reflect the basis upon which we calculate the particular quotation.
Net Investment Factor
     The Net Investment Factor is an index that measures the investment performance of a Variable Account from one Business Day to the next. Each Variable Account has its own Net Investment Factor, which may be greater or less than one. The Net Investment Factor for each Variable Account equals 1 plus the fraction obtained by dividing (a) by (b) where:
(a)	is the net result of:
1.	the investment income, dividends, or income distributions (if the ex-dividend date occurred during the current valuation period), and capital gains, realized or

7

unrealized, of the underlying portfolio credited at the end of the current Business Day; plus

2.	the amount credited or released from reserves for taxes attributed to the operation of the Variable Account; minus

3.	the capital losses, realized or unrealized, charged by the underlying portfolio at the end of the current Business Day, minus

4.	any amount charged for taxes or any amount set aside during the Business Day as a reserve for taxes attributable to the operation or maintenance of the Variable Account; minus

5.	the amount charged that Business Day for daily Separate Account charges; and
(b)	is the value of the assets in the Variable Account at the end of the preceding Business Day, adjusted for allocations and transfers to and withdrawals and transfers from the Variable Account occurring during that preceding Business Day.
Variable Annuity Payments
     We determine the dollar amount of the first variable annuity payment in the same manner as that of a fixed annuity payment. Therefore, for any particular amount applied to a variable payout plan, the dollar amount of the first variable annuity payment and the first fixed annuity payment (assuming the fixed payment is based on the minimum guaranteed 3.0% interest rate) will be the same. Later variable annuity payments, however, will vary to reflect the net investment performance of the Variable Account(s) that you or the Annuitant select.
     Annuity units measure the net investment performance of a Variable Account for purposes of determining the amount of variable annuity payments. On the Annuity Start Date, we use the adjusted Contract Value for each Variable Account to purchase annuity units at the annuity unit value for that Variable Account. The number of annuity units in each Variable Account then remains fixed unless an exchange of annuity units is made as described below. Each Variable Account has a separate annuity unit value that changes each Business Day in substantially the same way as does the value of an accumulation unit of a Variable Account.
     We determine the dollar value of each variable annuity payment after the first by multiplying the number of annuity units of a particular Variable Account by the annuity unit value for that Variable Account on the Business Day immediately preceding the date of each payment. If the net investment return of the Variable Account for a payment period equals the pro-rated portion of the 3.0% annual assumed investment rate, then the variable annuity payment for that Variable Account for that period will equal the payment for the prior period. If the net investment return exceeds an annualized rate of 3.0% for a payment period, then the payment for that period will be greater than the payment for the prior period. Similarly, if the return for a period falls short of an annualized rate of 3.0%, then the payment for that period will be less than the payment for the prior period.

8

Assumed Investment Rate
     The discussion concerning the amount of variable annuity payments which follows this section is based on an assumed investment rate of 3.0% per year. Under the Contract, the you may choose an assumed interest rate of 3.0%, 4.0% or 5.0% at the time you select a variable payout plan. We use the assumed investment rate to determine the first monthly payment per thousand dollars of applied value. This rate does not bear any relationship to the actual net investment experience of the Separate Account or any Variable Account.
Amount of Variable Annuity Payments
     The amount of the first variable annuity payment to a payee will depend on the amount (i.e., the adjusted Contract Value, the Surrender Value, the death benefit) applied to effect the variable annuity payment as of the Annuity Start Date, the annuity payout plan option selected, and the Annuitant’s age and sex (if applicable). The Contracts contain tables indicating the dollar amount of the first annuity payment under each annuity payment option for each $1,000 applied at various ages. These tables are based upon the 1983 Table A (promulgated by the Society of Actuaries) and an assumed investment rate of 3.0% per year.
     The portion of the first monthly variable annuity payment derived from a Variable Account is divided by the annuity unit value for that Variable Account (calculated as of the date of the first monthly payment). The number of such units remain fixed during the annuity period, assuming that the Annuitant makes no exchanges of annuity units for annuity units of another Variable Account or to provide a fixed annuity payment.
     In any subsequent month, for any Contract, we determine the dollar amount of the variable annuity payment derived from each Variable Account by multiplying the number of annuity units of that Variable Account attributable to that Contract by the value of such annuity unit at the end of the valuation period immediately preceding the date of such payment.
     The annuity unit value will increase or decrease from one payment to the next in proportion to the net investment return of the Variable Account(s) supporting the variable annuity payments, less an adjustment to neutralize the 3.0% assumed investment rate referred to above. Therefore, the dollar amount of variable annuity payments after the first will vary with the amount by which the net investment return of the appropriate Variable Accounts is greater or less than 3.0% per year. For example, for a Contract using only one Variable Account to generate variable annuity payments, if that Variable Account has a cumulative net investment return of 5% over a one year period, the first annuity payment in the next year will be approximately 2% greater than the payment on the same date in the preceding year. If such net investment return is 1% over a one year period, then the first annuity payment in the next year will be approximately 2 percentage points less than the payment on the same date in the preceding year. (See also “Variable Annuity Payments” in the Prospectus.)
Annuity Unit Value
     We calculate the value of an annuity unit at the same time that we calculate the value of an accumulation unit and we base it on the same values for fund shares and other assets and liabilities. (See “Separate Account Value” in the Prospectus.) The annuity unit value for each Variable Account’s first valuation period was set at $100. We calculate the annuity unit value for a Variable Account for each subsequent valuation period by dividing (1) by (2), then multiplying this quotient by (3) and then multiplying the result by (4), where:

9

(1)	is the accumulation unit value for the current valuation period;

(2)	is the accumulation unit value for the immediately preceding valuation period;

(3)	is the annuity unit value for the immediately preceding valuation period; and

(4)	is a special factor designed to compensate for the assumed investment rate of 3.0% built into the table used to compute the first variable annuity payment.
     The following illustrations show, by use of hypothetical examples, the method of determining the annuity unit value and the amount of several variable annuity payments based on one Variable Account.
Illustration of Calculation of Annuity Unit Value

1.	Accumulation unit value for current valuation period (1/1/03)	$11.15
2.	Accumulation unit value for immediately preceding valuation period (12/1/02)	$11.10
3.	Annuity unit value for immediately preceding valuation period (12/1/02)	$105.00
4.	Factor to compensate for the assumed investment rate of 3.0%	0.9975
5.	Annuity unit value of current valuation period (1/1/02) ((1) / (2)) x (3) x (4)	$105.2093
Illustration of Variable Annuity Payments
Annuity Start Date: 1/1/03

1.	Number of accumulation units at Annuity Start Date	10,000
2.	Accumulation unit value	$11.1500
3.	Adjusted Contract Value (1)x(2)	$111,500
4.	First monthly annuity payment per $1,000 of adj. Contract Value	$5.89
5.	First monthly annuity payment (3)x(4) ÷ 1,000	$656.74
6.	Annuity unit value	$105.2093
7.	Number of annuity units (5)÷(6)	6.2422
8.	Assume annuity unit value for second month equal to	$105.3000
9.	Second monthly annuity payment (7)x(8)	$657.30
10.	Assume annuity unit value for third month equal to	$104.9000
11.	Third monthly annuity payment (7)x(10)	$654.81
Addition, Deletion or Substitution of Investments
     ALAC may substitute, eliminate, or combine shares of another portfolio for shares already purchased or to be purchased in the future. No substitution, elimination or combination of shares will take place without the prior approval of the SEC. In the event of any such substitution or change, we may (by appropriate endorsement, if necessary) change the Contract to reflect the substitution or change. If we consider it to be in the best interest of Owners and Annuitants, and subject to any approvals that may be required under applicable law, the Separate Account may be operated as a management investment company under the 1940 Act, it may be deregistered under that Act if registration is no longer required, it may be combined with other of our separate accounts, Variable Accounts may be combined

10

or eliminated, or the assets may be transferred to another separate account. In addition, we may, when permitted by law, restrict or eliminate any voting rights you have under the Contracts.
     We will continue to pay a Living Benefit under the Visionary Choice Contract and a Maturity Benefit under the Visionary Contract on Premium Payments allocated to an Eligible Variable Account if: the portfolio underlying an Eligible Variable Account changes its investment objective; we determine that an investment in the portfolio underlying an Eligible Variable Account is no longer appropriate in light of the purposes of the Separate Account; or shares of a portfolio underlying an Eligible Variable Account are no longer available for investment by the Separate Account and we are forced to redeem all shares of the portfolio held by the Eligible Variable Account. (See the Prospectus for your Contract.)
Resolving Material Conflicts
     The portfolios currently sell shares to registered separate accounts of insurance companies other than ALAC to support other variable annuity contracts and variable life insurance contracts. In addition, our other separate accounts and separate accounts of other affiliated life insurance companies may purchase some of the portfolios to support other variable annuity or variable life insurance contracts. Moreover, qualified retirement plans may purchase shares of some of the portfolios. As a result, there is a possibility that an irreconcilable material conflict may arise between your interests in owning a Contract whose Contract Value is allocated to the Separate Account and of persons owning Contracts whose Contract Values are allocated to one or more other separate accounts investing in any one of the portfolios. There is also the possibility that a material conflict may arise between the interests of Contract Owners generally, or certain classes of Contract Owners, and participating qualified retirement plans or participants in such retirement plans.
     We currently do not foresee any disadvantages to you that would arise from the sale of portfolio shares to support variable life insurance contracts or variable annuity contracts of other companies or to qualified retirement plans. However, each management of the portfolios will monitor events related to their portfolio in order to identify any material irreconcilable conflicts that might possibly arise as a result of such portfolio offering its shares to support both variable life insurance contracts and variable annuity contracts, or support the variable life insurance contracts and/or variable annuity contracts issued by various unaffiliated insurance companies.
     In addition, the management of the portfolios will monitor the portfolios in order to identify any material irreconcilable conflicts that might possibly arise as a result of the sale of its shares to qualified retirement plans, if applicable. In the event of such a conflict, the management of the appropriate portfolio would determine what action, if any, should be taken in response to the conflict. In addition, if we believe that the response of the portfolios to any such conflict does not sufficiently protect you, then we will take our own appropriate action, including withdrawing the Separate Account’s investment in such portfolios, as appropriate. (See the individual portfolio prospectuses for greater detail.)
Voting Rights
     We determine the number of votes you may cast by dividing your Contract Value in a Variable Account by the net asset value per share of the Portfolio in which that Variable Account invests. For each Annuitant, we determine the number of votes attributable to a Variable Account by dividing the liability for future variable annuity payments to be paid from that Variable Account by the net asset value per share of the portfolio in which that Variable Account invests. We calculate this liability for future payments on the basis of the mortality assumptions. We use your selected assumed investment rate in

11

determining the number of annuity units of that Variable Account credited to the Annuitant’s Contract and annuity unit value of that Variable Account on the date that we determine the number of votes. As we make variable annuity payments to the Annuitant, the liability for future payments decreases as does the number of votes.
     We determine the number of votes available to you or an Annuitant as of the date coincident with the date that the Fund establishes for determining shareholders eligible to vote at the relevant meeting of the portfolio’s shareholders. We will solicit voting instructions by written communication prior to such meeting in accordance with the Fund’s established procedures.
Safekeeping of Account Assets
     We hold the title to the assets of the Separate Account. The assets are kept physically segregated and held separate and apart from our General Account assets and from the assets in any other separate account. We maintain records of all purchases and redemptions of portfolio shares held by each of the Variable Accounts.
     Aviva plc maintains insurance providing coverage to Aviva plc and its direct and indirect subsidiaries, including ALAC and its direct parent Aviva USA Corporation, in respect of losses sustained as a result of any dishonest or fraudulent acts of their officers and employees (including consultants and service providers). This insurance and a professional indemnity policy maintained by Aviva plc are subject to a combined aggregated coverage limit. This insurance is also subject to a deductible that applies to each covered loss. Aviva plc regularly reviews its insurance coverages in connection with policy renewals, and the coverages described above may be subject to change in the future.
Service Fees
     We (and our affiliates) may receive compensation from certain investment advisers, administrators, and/or distributors (and/or an affiliate thereof) of the portfolios in connection with administrative or other services and cost savings experienced by the investment advisers, administrators or distributors. Such compensation may range up to 0.25% and is based on the value of portfolio shares held for the Contracts. We may also receive a portion of the 12b-1 fees and service fees deducted from portfolio assets as reimbursement for administrative or other services we render to the portfolios. Some advisers, administrators, distributors, or portfolios may pay us more than others.
Distribution of the Contracts
     Aviva Securities, LLC (“Aviva Securities”) acts as a distributor for the Contracts. Aviva Securities is our affiliate and is a wholly-owned subsidiary of ALAC. Aviva Securities is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer, and is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”)
     Notwithstanding anything to the contrary in this SAI, the Contracts are no longer offered for sale. However, ALAC continues to accept new premium on, process transfers for, and provide administration for existing Contracts. Agents who sell the Contracts are licensed by applicable state insurance authorities to sell the Contracts and are registered representatives of Aviva Securities or broker-dealers having selling agreements with Aviva Securities and ALAC.

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     We pay sales commissions to unaffiliated broker-dealers who sell the Contracts. Broker-dealers are paid commissions of up to 6.0% of new premium payments. Some sales representatives may elect to receive a lower commission on premium payments at the time of payment along with an annual payment of up to 1.00% of Contract value on the Contract Anniversary for so long as the Contract remains in effect. The entire amount of the sales commission is passed through Aviva Securities to broker-dealers who sell the Contracts. These broker-dealers are expected to compensate sales representatives in varying amounts from these commissions.
     We may also pay up to 2.5% of premium payments to Aviva Securities to compensate it for certain distribution expenses. Aviva Securities’ operating and other expenses are paid for by ALAC. Aviva Securities receives Rule 12b-1 fees and service fees assessed against certain portfolio shares held for the Contracts as compensation for providing shareholder support services. Aviva Securities will also receive additional compensation from some portfolios based on the value of the portfolio shares held for the Contracts in exchange for providing distribution and support services to the portfolios.
     We intend to recoup commissions and other sales expenses through fees and charges we deduct under the Contracts and through other corporate revenue. Commissions paid on the Contracts, including other incentives or payments, are not charged directly to Contract owners or the Separate Account.
     Aviva Securities received $529,015 in underwriting commissions during the fiscal year 2007, $628,273 in underwriting commissions during the fiscal year 2006, and $704,808 in underwriting commissions during the fiscal year 2005. Of these amounts, $41,709 was retained in 2007, $51,630 was retained in 2006, and $63,564 was retained in 2005.
Legal Matters
     Leif Gustafson, Senior Corporate Counsel, Aviva Life and Annuity Company, has passed upon all matters relating to Iowa law pertaining to the Contracts, including the validity of the Contracts. Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain matters relating to the federal securities laws.
Experts
     The statutory-basis financial statements and schedules of Indianapolis Life Insurance Company; Aviva Life and Annuity Company; and Aviva Life Insurance Company as of December 31, 2007, 2006 and 2005 and for each of the three years ended December 31, 2007, appearing herein, have been audited by Ernst & Young LLP, 801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309, Independent Registered Public Accounting Firm, as set forth in their respective reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.
     The financial statements of ALAC Separate Account I as of December 31, 2007 and for the two periods then ended, appearing herein, have been audited by Ernst & Young LLP, 801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309, Independent Registered Public Accounting Firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

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Other Information
     We have filed a registration statement with the SEC under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this Statement of Additional Information. The Statement of Additional Information does not include all of the information set forth in the registration statement, amendments and exhibits. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, you should refer to the instruments filed with the SEC.
Financial Statements
     The audited statutory financial statements of Indianapolis Life Insurance Company as of December 31, 2007, 2006, and 2005 and for each of the three years ended December 31, 2007, prepared in accordance with accounting practices prescribed or permitted by the Indiana Department of Insurance, which include the Report of Independent Registered Public Accounting Firm, are included in this SAI. Also included in this SAI are the audited statutory financial statements of Aviva Life and Annuity Company as of December 31, 2007, 2006, and 2005 and for each of the three years ended December 31, 2007, prepared in accordance with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa, which include the Report of Independent Registered Public Accounting Firm. Also included in this SAI are the audited statutory financial statements of Aviva Life Insurance Company as of December 31, 2007, 2006, and 2005 and for each of the three years ended December 31, 2007, prepared in accordance with accounting practices prescribed or permitted by the Delaware Department of Insurance, which include the Report of Independent Registered Public Accounting Firm.
     The audited financial statements for ALAC Separate Account I as of December 31, 2007 and for the two periods then ended as well as the Report of the Independent Registered Public Accounting Firm are included in this SAI.
     The pro forma unaudited statutory basis financial statements of ALAC, after giving effect to the merger of Aviva Life and Annuity Company, Aviva Life Insurance Company and Indianapolis Life Insurance Company as of and for the year ended December 31, 2007, including condensed balance sheet as of December 31, 2007, and the condensed statements of income for the years ended December 31, 2007, 2006, and 2005 are included in this SAI.
     The financial statements of Aviva Life and Annuity Company, Indianapolis Life Insurance Company, and Aviva Life Insurance Company, included in this SAI should be considered only as bearing on our ability to meet our obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in ALAC Separate Account 1.

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Index to Financial Statements
Aviva Life and Annuity Company (formerly known as AmerUs Life Insurance Company)
Report of Independent Registered Public Accounting Firm
Balance Sheets—Statutory Basis—as of December 31, 2007, 2006 and 2005
Statements of Operations—Statutory Basis—for the years ended December 31, 2007, 2006 and 2005
Statements of Changes in Capital and Surplus—Statutory Basis—for the years ended December 31, 2007, 2006 and 2005
Statements of Cash Flow—Statutory Basis—for the years ended December 31, 2007, 2006 and 2005
Notes to Financial Statements—Statutory Basis
Statutory-Basis Financial Statement Schedules
•	Summary of Investments—Other than Investments in Related Parties (December 31, 2007)

•	Supplementary Insurance Information

•	Reinsurance
Aviva Life and Annuity Company (unaudited)
Pro Forma Unaudited Statutory Basis Financial Statements
•	Consolidated Balance Sheet as of December 31, 2007

•	Consolidated Income Statements for the years ended December 31, 2007, 2006, and 2005

•	Notes to Unaudited Pro Forma Financial Statements
Aviva Life Insurance Company
Report of Independent Registered Public Accounting Firm
Balance Sheets—Statutory Basis—for the years ended December 31, 2007, 2006 and 2005
Statements of Operations—Statutory Basis—for the years ended December 31, 2007, 2006 and 2005
Statements of Changes in Capital and Surplus—Statutory Basis—for the years ended December 31, 2007, 2006 and 2005
Statements of Cash Flow—Statutory Basis—for the years ended December 31, 2007, 2006 and 2005
Notes to Financial Statements—Statutory Basis
Statutory-Basis Financial Statement Schedules
•	Summary of Investments—Other than Investments in Related Parties (December 31, 2007)

•	Supplementary Insurance Information

•	Reinsurance
Indianapolis Life Insurance Company
Report of Independent Registered Public Accounting Firm
Balance Sheets—Statutory Basis—for the years ended December 31, 2007, 2006, and 2005
Statements of Operations—Statutory Basis—for the years ended December 31, 2007, 2006 and 2005
Statements of Changes in Capital and Surplus—Statutory Basis—for the years ended December 31, 2007, 2006 and 2005
Statements of Cash Flow—Statutory Basis—for the years ended December 31, 2007, 2006 and 2005
Notes to Financial Statements—Statutory Basis
Statutory-Basis Financial Statement Schedules
•	Summary of Investments—Other than Investments in Related Parties (December 31, 2007)

•	Supplementary Insurance Information

•	Reinsurance
ALAC Separate Account I (formerly known as ILICO Separate Account I)
Report of Independent Registered Public Accounting Firm
Statements of Assets and Liabilities at December 31, 2007
Statements of Operations for the year ended December 31, 2007
Statements of Changes in Net Assets for the two years in the period ended December 31, 2007
Notes to Financial Statements

15

Financial Statements and schedules — Statutory Basis
Aviva Life and Annuity Company (formerly known as AmerUs Life Insurance Company)
Years Ended December 31, 2007 and 2006
With Report of Independent Registered Public Accounting Firm

Aviva Life and Annuity Company
Financial Statements and Schedules — Statutory Basis
Years Ended December 31, 2007 and 2006

Contents

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholder
Aviva Life and Annuity Company
We have audited the accompanying statutory-basis balance sheets of Aviva Life and Annuity Company (formerly known as AmerUs Life Insurance Company) as of December 31, 2007 and 2006, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flow for the years then ended. Our audit also included the statutory-basis financial statement schedules required by Regulation S-X, Article 7. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.
We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As described in Note 1 to the statutory-basis financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa, which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles are also described in Note 1. The effects on the financial statements of these variances are not reasonably determinable, but are presumed to be material.
In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of Aviva Life and Annuity Company at December 31, 2007 and 2006, or the results of its operations or its cash flow for the years then ended.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aviva Life and Annuity Company as of December 31, 2007 and 2006, and the results of its operations and its cash flow for the years then ended, in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financials statements taken as a whole, present fairly in all material respects the information set forth therein.
/s/ Ernst & Young LLP
September 29, 2008
Des Moines, Iowa

Aviva Life and Annuity Company
Balance Sheets — Statutory Basis
(Dollars in Thousands, Except Per Share Amounts)

	December 31,
	2007	2006

Admitted assets
Cash and invested assets:
Bonds	$8,434,136	$7,090,241
Preferred stocks	263,741	267,091
Common stocks:
Affiliated entities	4,036	3,819
Unaffiliated	130,898	111,338
Mortgage loans on real estate	566,521	362,650
Real estate	28	29
Policy loans	295,501	291,745
Cash and short-term investments	126,253	101,523
Receivable for securities	187	2,948
Derivatives	165,939	258,203
Other invested assets	118,298	111,669

Total cash and invested assets	10,105,538	8,601,256

Accrued investment income	122,659	109,379
Premiums due and deferred, less loading (2007 - $(75); 2006 - $882)	36,533	42,353
Receivables and other assets	8,065	3,453
Amounts due from affiliates	3,864	630
Federal income tax recoverable	—	3,147
Net deferred income tax asset	38,300	39,771
Amounts receivable under reinsurance contracts	18,826	28,376
Separate account assets	1,269,347	841,537

Total admitted assets	$11,603,132	$9,669,902

See accompanying notes

Aviva Life and Annuity Company
Balance Sheets — Statutory Basis (continued)
(Dollars in Thousands, Except Per Share Amounts)

	December 31,
	2007	2006

Liabilities and capital and surplus
Liabilities:
Policy and contract liabilities:
Life and annuity	$9,164,955	$7,785,070
Accident and health	622	674
Policy and contract claims	12,610	12,188
Dividends payable to policyholders	53,652	54,616
Premium and other deposit funds	201,627	201,184

Total policy and contract liabilities	9,433,466	8,053,732

Accrued commissions and general expenses	10,024	10,897
Asset valuation reserve	87,553	75,878
Amounts due to affiliates	4,255	1,748
Federal income tax payable	20,268	—
Guaranty fund assessment	2,500	2,500
Payable for securities	7,642	7,395
Derivative collateral	109,537	115,306
Other liabilities and reserves	119,945	107,590
Borrowed money	10,715	11,381
FHLB beneficial interest contract liability	39,890	33,771
Transfers from separate account	(3,261)	(52,706)
Separate account liabilities	1,211,579	794,290

Total liabilities	11,054,113	9,161,782

Capital and surplus:
Common stock, $1 per share par value — 10,000,000 shares authorized, issued and outstanding	10,000	10,000
Paid-in surplus	321,834	241,227
Surplus note	50,000	50,000
Unassigned surplus	167,185	206,892

Total capital and surplus	549,019	508,119

Total liabilities and capital and surplus	$11,603,132	$9,669,901

See accompanying notes

Aviva Life and Annuity Company
Statements of Operations — Statutory Basis
(Dollars in Thousands)

	Year ended December 31,
	2007	2006

Premiums and other revenues:
Life and annuity considerations for life and accident and health policies and contracts	$1,953,747	$1,677,849
Considerations for supplementary contracts with life contingencies	1,417	1,578
Net investment income	483,256	551,732
Amortization of interest maintenance reserve	4,750	3,015
Commissions and expense allowances on reinsurance ceded	28,564	5,610
Net gain from operations from Separate Accounts	6,657	3,787
Reserve adjustment on reinsurance ceded	82,237	—
Other revenue	17	24

Total premiums and other revenues	2,560,645	2,243,595

Benefits and expenses:
Benefits paid or provided for:
Surrender benefits	603,888	540,842
Death benefits	62,274	59,942
Annuity and other benefits	96,268	77,469
Increase in policy reserves	1,379,832	1,127,211
Interest on policy or contract funds	4,552	3,315

Total benefits	2,146,814	1,808,779

Commissions	259,790	209,482
General expenses	68,900	59,603
Insurance taxes, licenses, and fees	14,432	9,835
Increase in loading of deferred and uncollected premium	(957)	(888)
Other expense	309	18

Total benefits and expenses	2,489,288	2,086,829

Net gain from operations before dividends to policyholders, federal income taxes, and net realized capital losses	71,357	156,766
Dividends to policyholders	52,461	53,744

Net gain from operations before federal income taxes and net realized capital losses	18,896	103,022
Federal income taxes	13,381	20,780

Net gain from operations before net realized capital losses	5,515	82,242
Net realized capital losses	(8,901)	(1,659)

Net income (loss)	$(3,386)	$80,583

See accompanying notes

Aviva Life and Annuity Company
Statements of Changes in Capital and Surplus — Statutory Basis
(Dollars in Thousands)

	Common	Paid-in		Unassigned	Total Capital
	Stock	Surplus	Surplus Note	Surplus	and Surplus

Balance at January 1, 2006	$10,000	$238,593	$50,000	$171,135	$469,728
Net income	—	—	—	80,583	80,583
Change in net deferred income tax	—	—	—	3,821	3,821
Change in net unrealized capital gains (losses)	—	—	—	(1,372)	(1,372)
Change in nonadmitted assets	—	—	—	(28,838)	(28,838)
Change in asset valuation reserve	—	—	—	(15,281)	(15,281)
Other changes in separate account surplus	—	—	—	(3,156)	(3,156)
Surplus contribution	—	2,634	—	—	2,634

Balance at December 31, 2006	10,000	241,227	50,000	206,892	508,119
Net loss	—	—	—	(3,386)	(3,386)
Change in net deferred income tax	—	—	—	6,950	6,950
Change in net unrealized capital gains (losses), net of tax	—	—	—	(57,355)	(57,355)
Change in nonadmitted assets	—	—	—	(19,057)	(19,057)
Change in asset valuation reserve	—	—	—	(11,675)	(11,675)
Reinsurance adjustment	—	—	—	40,951	40,951
Other changes in separate account surplus	—	—	—	3,865	3,865
Surplus contribution	—	80,607	—	—	80,607

Balance at December 31, 2007	$10,000	$321,834	$50,000	$167,185	$549,019

See accompanying notes

Aviva Life and Annuity Company
Statements of Cash Flow — Statutory Basis
(Dollars in Thousands)

	Year ended December 31,
	2007	2006

Operating activities
Premiums, policy proceeds net of reinsurance paid	$1,962,235	$1,681,459
Net investment income received	480,231	435,104
Commissions and expense allowances received on reinsurance ceded	28,581	6,449
Benefits paid	(668,458)	(698,661)
Insurance expenses paid	(347,912)	(280,719)
Dividends paid to policyholders	(53,423)	(53,958)
Federal income tax paid	1,762	(20,132)
Net transfers to (from) separate accounts	49,445	(51,024)

Net cash provided by operating activities	1,452,461	1,018,518

Investment activities
Proceeds from sales, maturities, or repayments of investments:
Bonds	1,990,089	1,934,553
Stocks	37,919	16,375
Mortgage loans on real estate	28,213	44,892
Other invested assets	73,531	9,738

Total investment proceeds	2,129,752	2,005,558

Cost of investments acquired:
Bonds	(3,343,867)	(2,827,528)
Stocks	(101,165)	(81,941)
Mortgage loans on real estate	(232,126)	(101,906)
Other invested assets	(4,235)	(43,596)

Total costs of investments acquired	(3,681,393)	(3,054,971)
Net change in policy loans	(3,756)	(13,496)

Net cash used in investment activities	(1,555,397)	(1,062,909)

Financing and miscellaneous activities
Capital and surplus paid-in	80,607	2,634
Net deposits of deposit-type contracts	443	(8,503)
Borrowed funds repaid	(666)	(624)
Other cash provided	47,282	118,453

Net cash provided by financing and miscellaneous activities	127,666	111,960

Net change in cash and short-term investments	24,730	67,569
Cash and short-term investments:
Beginning of year	101,523	33,954

End of year	$126,253	$101,523

See accompanying notes

Aviva Life and Annuity Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
1. Nature of Operations and Significant Accounting Policies
Organization
Aviva Life and Annuity Company (the Company) is a stock life insurance company domiciled in Iowa that was founded in 1896. The Company is a wholly-owned subsidiary of AmerUs Group Co. (AGC). On November 15, 2006, AGC merged with Libra Acquisition Corporation, an Iowa corporation and an indirect wholly-owned subsidiary of Aviva plc, a public limited company incorporated under the laws of England and Wales (Aviva). AGC continued after the merger as the surviving corporation and an indirect wholly-owned subsidiary of Aviva. Effective January 1, 2008, AGC merged with Aviva USA Corporation. AGC continued as the surviving company and subsequently changed its name to Aviva USA Corporation.
Effective November 1, 2007, the Company changed its name to Aviva Life and Annuity Company from AmerUs Life Insurance Company.
The Company’s operations consist primarily of underwriting, marketing, and distributing life insurance, annuities, and related products to individuals through a career agent system and a personal producing general agent system. The Company is licensed in the District of Columbia and all states except New York.
The Company established a Closed Block on June 30, 1996 in connection with the reorganization of the Company to a stock form. Insurance policies which had a dividend scale in effect at the time of the reorganization were included in the Closed Block. The Closed Block was designed to give reasonable assurance to owners of affected policies that assets will be available to support such policies, including maintaining dividend scales in effect at the time of the reorganization, if the experience underlying such scales continues. The assets allocated to the Closed Block, including revenue therefrom, will accrue solely to the benefit of the owners of policies included in the block until the block is no longer in effect. Payment of dividends on Closed Block policies will be supported by Closed Block assets; however, in the unlikely event the Closed Block assets are insufficient to meet minimum policy obligations, dividend payments will be made from the general funds.
Aviva Re USA, Inc. (Aviva Re), a special purpose financial captive life insurance company domiciled in Vermont, is a wholly-owned subsidiary of the Company.

Aviva Life and Annuity Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
Basis of Presentation
The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.
The accompanying financial statements have been prepared on the basis of accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa, which practices differ in some respects from accounting principles generally accepted in the United States (GAAP). The Insurance Division, Department of Commerce, of the State of Iowa recognizes only statutory accounting practices prescribed or permitted by the State of Iowa for determining and reporting the financial condition and results of operations of an insurance company, for determining its solvency under Iowa Insurance Law. The Accounting Practices and Procedures Manual of the National Association of Insurance Commissioners (NAIC) has been adopted as a component of prescribed or permitted practices by the State of Iowa. The Iowa Commissioner of Insurance has the right to permit specific practices that deviate from those set forth in the NAIC’s Accounting Practices and Procedures Manual. The Company has not followed any permitted accounting policies that deviate from those set forth in NAIC’s Accounting Practices and Procedures Manual in the preparation of the financial statements included herein.
The more significant of these differences from GAAP are as follows:
Investments: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or fair value based on their rating by the NAIC; for GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading, or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in operations for those designated as trading and as a separate component of capital and surplus for those designated as available-for-sale. Fair value for statutory purposes is based on the price published by the Securities Valuation Office of the NAIC (SVO), if available, whereas fair value for GAAP is based on quoted market prices.
Beginning in 2006, hybrid securities, not classified as debt by the SVO, are reported as preferred stock. Hybrid securities, as defined by the NAIC, are securities designed with

Aviva Life and Annuity Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
characteristics of both debt and equity and provide protection to the issuer’s senior note holders. As a result, $41,626 and $35,187 of securities previously classified as bonds by the Company have been reclassified as preferred stock for the years ended December 31, 2007 and December 31, 2006, respectively. Although the classification has changed, these hybrid securities continue to meet the definition of a bond, in accordance with Statement of Statutory Accounting Principles (SSAP) No. 26, Bonds, excluding Loan-backed and Structured Securities, and therefore, are reported at amortized cost based upon their NAIC rating.
All single class and multi-class mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using either the retrospective or prospective methods. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the undiscounted estimated future cash flows. For GAAP purposes, all securities, purchased or retained, that represent beneficial interests in securitized assets (e.g., CMO, CBO, CDO, CLO, MBS and ABS securities), other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to fair value. If high credit quality securities are adjusted, the retrospective method is used.
Derivative instruments used in hedging transactions that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability (e.g., amortized cost or fair value with the net unrealized capital gains (losses) reported in unassigned surplus along with any adjustment for federal income taxes). Embedded derivatives are not accounted for separately from the host contract. Under GAAP, all derivatives are reported on the balance sheet at fair value, the effective and ineffective portions of a single hedge are accounted for separately, an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value and the changes in the fair value are recorded as unrealized gains or unrealized losses (referred to as fair value accounting) directly to unassigned surplus rather than to income as required under GAAP. Derivatives used as economic hedges (not accounting hedges) include derivatives hedging fixed indexed products which are recorded at fair value with the changes in fair values

Aviva Life and Annuity Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
included in net investment income as prescribed by SSAP 86 and interpreted by Bulletin 06-01 issued by the Insurance Division of the State of Iowa.
Investments in real estate are reported net of related obligations. Under GAAP, real estate is reported on a gross basis.
Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.
The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus, rather than being included as a component of earnings as would be required under GAAP.
Valuation Reserves: Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the individual security sold. That net deferral is reported as the “interest maintenance reserve” (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses would be reported in the statement of operations on a pretax basis in the period that the assets giving rise to the gains or losses are sold.
The “asset valuation reserve” (AVR) provides a valuation allowance for invested assets. The AVR is determined by NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.
Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves; for universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy

Aviva Life and Annuity Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.
Nonadmitted Assets: Certain assets designated as “nonadmitted,” principally certain deferred income tax assets, past-due agents’ balances, furniture and equipment, unsecured loans or cash advances to officers or agents, company’s stock as collateral for loans, non-bankable checks, and trade names and other intangible assets, and other assets not specifically identified as an admitted asset within the NAIC Accounting Practices and Procedures Manual, are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet.
Universal Life and Annuity Policies: Revenues for universal life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received and benefits incurred represent the total of surrender and death benefits paid and the change in policy reserves. Premiums received and benefits incurred for annuity policies without mortality or morbidity risk are recorded using deposit accounting, and recorded directly to an appropriate policy reserve account, without recognizing premium income or benefits paid. Interest on these policies is reflected in other benefits. Under GAAP, for universal life, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values. Under GAAP, for all annuity policies without significant mortality risk, premiums received and benefits paid would be recorded directly to the reserve liability.
Benefit Reserves: Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.
Reinsurance: Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required by GAAP.
Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.
Employee Benefits: For purposes of calculating the Company’s pension and post-retirement benefit obligations, only vested participants and current retirees are

Aviva Life and Annuity Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
included in the valuation. Under GAAP, active participants not currently eligible also would be included.
Deferred Income Taxes: Deferred income tax assets are limited to: 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse by the end of the subsequent calendar year, plus 2) the lesser of the remaining gross deferred income tax assets expected to be realized within one year of the balance sheet date or 10% of capital and surplus excluding any net deferred income tax assets, EDP equipment and operating software and any net positive goodwill, plus 3) the amount of remaining gross deferred income tax assets that can be offset against existing gross deferred income tax liabilities. The remaining deferred income tax assets are nonadmitted. Deferred income taxes do not include amounts for state taxes. Under GAAP, state taxes are included in the computation of deferred income taxes, a deferred income tax asset is recorded for the amount of gross deferred income tax assets expected to be realized in future years, and a valuation allowance is established for deferred income tax assets not realizable.
Policyholder Dividends: Policyholder dividends are recognized when declared rather than over the term of the related policies as required by GAAP.

Surplus Notes: Surplus notes are reported as a component of statutory capital and surplus rather than as GAAP liabilities.
Statements of Cash Flow: Cash and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.
Subsidiaries: The accounts and operations of the Company’s subsidiaries are not consolidated with the accounts and operations of the Company as would be required by GAAP.
The effects of the foregoing variances from GAAP to the accompanying statutory-basis financial statements have not been determined, but are presumed to be material. Other significant accounting policies follow:
Investments
Bonds, preferred stocks, unaffiliated/affiliated common stocks, short-term investments, derivatives, mortgage loans, policy loans, other invested assets and realized capital gains

Aviva Life and Annuity Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
and losses are stated at values prescribed by the NAIC, as follows:
Bonds not backed by other loans are principally stated at amortized cost using the interest method.
Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities, except principal-only and interest-only securities, which are valued using the prospective method.
Redeemable preferred stocks that have characteristics of debt securities and are rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost or market value. Nonredeemable preferred stocks are reported at market value or lower of cost or market value as determined by the SVO and the related net unrealized capital gains or losses are reported in unassigned surplus along with any adjustment for federal income taxes.
Unaffiliated common stocks are reported at fair value as determined by the SVO and the related net unrealized capital gains or losses are reported in unassigned surplus. The related adjustment for federal income taxes is included in deferred income taxes in unassigned surplus.
Common stock of the Company’s insurance subsidiary is reported at its underlying statutory equity. The Company’s investment in non-insurance subsidiaries is reported at GAAP book value. The net change in the underlying book value of the subsidiaries attributable to the Company is included as a direct charge to unassigned surplus as the change in unrealized capital gains and losses.
There are no restrictions on common or preferred stock.
Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.
Mortgage loans are reported at unpaid principal balances, less allowance for impairments. A mortgage loan is considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all

Aviva Life and Annuity Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines foreclosure is probable, the impairment is other than temporary; the mortgage loan is written down and a realized loss is recognized.
Policy loans are valued at unpaid principal balances.
Other invested assets primarily consist of partnerships and joint ventures, which are accounted for by the equity method of accounting.
The carrying amounts of all investments are reviewed on an ongoing basis for credit deterioration. If this review indicates a decline in fair value that is other than temporary, the carrying amount of the investment is reduced to its estimated realizable value, or fair value, and a specific write down is taken. Such reductions in carrying amount are recognized as realized losses on investments.
Realized capital gains and losses are determined on the basis of specific identification and are recorded net of related federal income taxes. The AVR is established by the Company to provide for potential losses in the event of default by issuers of certain invested assets. These amounts are determined using a formula prescribed by the NAIC and are reported as a liability. The formula for the AVR provides for a corresponding adjustment for realized gains and losses. Under a formula prescribed by the NAIC, the Company defers, in the IMR, the portion of realized gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the security.
Changes in nonadmitted asset carrying amounts of bonds, mortgage loans on real estate, and redeemable and non-redeemable preferred stocks are credited directly to unassigned surplus.
Derivatives
The Company utilizes derivative instruments which may include the following:
Interest Rate Swaps—The Company uses interest rate swaps to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-

Aviva Life and Annuity Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
rate interest amounts calculated by reference to an agreed notional principal amount. Generally, no cash is exchanged at the outset of the contract and neither party makes principal payments.
Credit Default Swaps—Credit default swaps are used to synthetically create the characteristics of a bond, or hedge credit risk, referred to as a replication synthetic asset transaction (RSAT). An RSAT is created by coupling a bond with a credit default swap to create a synthetic instrument that is cheaper than its cost in the cash market or one which has better default characteristics. These agreements provide the Company with a periodic premium to compensate it for accepting credit risk and are used to enhance investment income and improve the default characteristics of the portfolio. The exposure amount of such agreement, which is usually the notional amount, is equal to the maximum proceeds that must be paid by a counterparty for a defaulted security. Should a credit event occur on a reference entity, a counterparty would be required to pay the notional amount in exchange for receipt of an obligation of the reference entity. Generally, there is no cash requirement at the initiation of the credit default swap contract.
Credit Default Swaptions—A credit default swaption is an option to enter into a credit default swap at a specified strike price for a given option maturity. The cost of the option is paid upfront. Credit default swaptions may be used to enhance income. This occurs when the Company, which has an exposure to the underlying credit default swap, sells a swaption and collects the cost of the option. Swaptions can also be used to hedge credit risk.
Options—The Company offers fixed indexed products. These contracts credit interest based on certain indices, primarily the Standard & Poor’s 500 Composite Stock Price Index (S&P). Under over-the-counter (OTC) option contracts, call options are purchased to hedge the growth in interest credited to the customer as a direct result of increases in the related indices. Upon maturity, the Company will receive the market value of the call option. The parties with whom the Company enters into OTC option contracts are financial institutions with long-lasting, superior performance history which minimizes the credit risk associated with such contracts.
Futures—Under exchange-traded futures contracts, the Company agrees to purchase a specified number of contracts with other parties and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. Futures contracts are purchased to hedge the growth in interest credited to the customer as a direct result of increases in the related indices. The parties with whom the Company

Aviva Life and Annuity Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
enters into exchange-traded futures are regulated futures commission’s merchants who are members of a trading exchange.
Interest Rate Caps and Floors—The Company purchases interest rate caps and floors to mitigate the asset/liability risks of a significant and sustained increase or decrease, respectively, in interest rates. The parties with whom the Company enters into cap and floor contracts are financial institutions with long-lasting, superior performance history which minimizes the credit risk associated with such contracts. The Company pays a premium at the outset of the contract and will receive cash payments when rates rise above the strike on the cap or fall below the strike on the floor.
The Company may use additional derivative instruments for hedging or limited income generation purposes.
Among the products offered by the Company are indexed universal life insurance and indexed annuities. These products allow a portion of the premium to earn interest based on certain indices, primarily the S&P. Call options are purchased to hedge the growth in interest credited to the customer as a direct result of increases in the related indices. The derivatives hedging these indexed products are recorded at fair value each reporting period. In 2006, the Insurance Division, Department of Commerce, of the State of Iowa issued Bulletin 06-01 Accounting for Derivative Instruments Used to Hedge the Growth in Interest Credited for Index Products (Bulletin). This Bulletin prescribes that changes in the fair value of derivative instruments purchased to hedge indexed products be recognized in the summary of operations. The Company adopted the accounting prescribed by this Bulletin effective January 1, 2006 and has recorded the change in fair value of its call options that hedge its indexed products in the net investment income line of its summary of operations. Applying the treatment as prescribed by the Bulletin caused net income to be decreased by $53,133 in 2007 and increased by $80,517 in 2006. The application of the Bulletin did not impact unassigned surplus. Prior to 2006, the changes in fair value were recorded as unrealized gains and losses in surplus.
Derivative instruments that qualify for special hedge accounting are valued and reported in a manner consistent with the hedged asset or liability. To qualify for special hedge accounting, the Company must maintain specific documentation regarding the risk management objectives of the hedge and demonstrate on an ongoing basis that the hedging relationship remains highly effective. The Company not does have any hedges which qualify as accounting hedges.

Aviva Life and Annuity Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
Credit default swaps used in replication transactions are carried at amortized cost. The premiums received are accrued and recognized in the summary of operations through investment income over the life of the agreements. A capital loss would be recorded on the date of default, through the summary of operations, to reflect the difference between the notional amount paid and the fair value of the bonds received.
Derivatives that do not qualify for, or for which the Company has elected not to apply hedge accounting, which generally includes all of the Company’s positions other than replication transactions and those accounted for in accordance with the Bulletin, are measured at fair value each reporting period with changes in fair value recorded as unrealized gains or losses in unassigned surplus. Cash payments made or received on these derivative instruments are recorded through net investment income.
The fair values for the Company’s derivative securities are based on settlement values, quoted market prices of comparable instruments, fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing (guarantees, loan commitments) or, if there are no relevant comparables, on pricing models or formulas using current assumptions (interest rate swaps).
At December 31, 2007 and 2006, the Company’s outstanding on and off-balance sheet risks for derivative financial instruments, shown in notional or contract amounts and fair value, are summarized as follows:

	Contract or		Fair Value
	Notional Amount		Asset/(Liability)
	2007	2006	2007	2006

Interest rate swaps
General account	$790,981	$704,482	$(14,250)	$(3,840)
Separate account	151,000	241,000	8,553	3,489
Credit default swaps	234,368	278,515	(9,648)	24,491
Options	5,401,415	4,022,492	160,635	239,952
Futures	3	2	5,771	556
Interest rate caps and floors	35,000	35,000	1	18

Aviva Life and Annuity Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
Separate Accounts
Separate account assets and liabilities reported in the balance sheet represent funds that are separately administered, principally for funding agreements. Separate account assets, which are primarily bonds, are reported at amortized cost.
Premiums and Annuity Considerations
Revenues for policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received and benefits incurred represent the total of surrender and death benefits paid and the change in policy reserves. These revenues are recognized when due. Premiums received and benefits paid for annuity policies without mortality or morbidity risk are recorded using deposit accounting, and recorded directly to an appropriate policy reserve account, without recognizing premium income or benefits paid.
Deferred and uncollected life insurance premiums represent annual or fractional premiums, either due and uncollected or not yet due, where policy reserves have been provided on the assumption that the full premium for the current year has been collected.
Policy Reserves and Funds
Policy reserves for life and annuity contracts are developed using accepted actuarial methods. Reserves for individual life insurance policies issued prior to July 1, 1980, are computed using primarily the net level premium method. At December 31, 2007 and 2006, reserves of approximately $2,251,224 and $2,114,437, respectively, were computed using the Commissioner’s Reserve Valuation Method. Annuity policy reserves are determined using the Commissioner’s Annuity Reserve Valuation Method. The effect of the use of these reserve methods is to partially offset the effect of immediately expensing acquisition costs by providing a policy reserve increase in the first policy year which is less than the reserve increase in renewal years.
Tabular interest, tabular less actual reserves released, and tabular cost have been determined by formula. Tabular interest on funds not involving life contingencies has also been determined by formula.
Accident and health policy reserves are calculated using statistical analysis to develop and estimate the ultimate net cost of reported and unreported losses. The reserves also include

Aviva Life and Annuity Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
an amount for unearned premiums determined by prorating the premiums received over the terms of the policies and active-life mid-terminal reserves for individual non-cancelable and guaranteed renewable policies using the net level premium method.
From time to time, the Company finds it desirable or necessary to strengthen or de-strengthen certain policyholders’ reserves because of new information, subsequent developments, or changes in actuarial assumptions. Reserve changes resulting from such determinations are charged or credited directly to unassigned surplus. No such changes occurred during the years ended December 31, 2007 or 2006.
The following percentages summarize the mortality tables used to compute policy reserves on a net basis:

	December 31,
	2007		2006
	Amount	Percent	Amount	Percent

Life insurance — Commissioners (1941, 1958, 1980, 2001 Standard Ordinary Mortality (2.0 - 7.5%))	$2,940,288	32.1%	2,899,072	37.2%
Annuities (3.5 - 11.25%)	6,035,337	65.8	4,727,735	60.7
Other (2.25 - 11.25%)	189,330	2.1	158,263	2.0

Total	$9,164,955	100.0%	7,785,070	100.0%

Dividends to Policyholders
Participating policies entitle the policyowners to receive dividends based on actual interest, mortality, morbidity, and expense experience for the related policies. These dividends are distributed to the policyowners through an annual dividend using current dividend scales, which are approved by the Board of Directors. As of both December 31, 2007 and 2006, approximately 73% of traditional life policies were paying dividends. Traditional life policies represented approximately 57% and 53% of the Company’s individual life policies in force at December 31, 2007 and 2006, respectively.
The method of accounting for policyholder dividends is based upon dividends credited annually to policyholders on their policy anniversary date plus the change from the prior period on one year’s projected dividend liability on policies in force at the statement date. The amount of dividends incurred for the year ended December 31, 2007 and 2006, was $52,461 and $53,744 respectively. There was no additional income allocated to participating policyholders.

Aviva Life and Annuity Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
Reinsurance
Reinsurance premiums and benefits paid or provided are accounted for on a basis consistent with those used in accounting for the policy as originally issued and with the terms of the reinsurance contracts.
Guaranty Fund Assessments
The Company is assessed amounts by state guaranty funds to cover losses to policyholders of insolvent or rehabilitated insurance companies. Those mandatory assessments may be partially recovered through a reduction in future premium taxes in certain states. A liability for guaranty fund assessments is accrued after an insolvency has occurred. The Company has no knowledge of new insolvencies and has received no assessments on new insolvencies during 2007 that would have a material adverse financial statement effect. At December 31, 2007 and 2006, the Company had $2,500 accrued for guaranty fund assessments. Guaranty fund assets at December 31, 2007 and 2006 were $3,243 and $3,215, respectively.
Reclassifications
Certain 2006 amounts in the Company’s statutory basis financial statements have been reclassified to conform to the 2007 financial statement presentation.

Aviva Life and Annuity Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
2. Investments
The amortized cost and fair value of investments in bonds, preferred stocks and common stocks are summarized as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

December 31, 2007
Bonds:
United States Government and agencies	$30,050	$787	$—	$30,837
State and political subdivisions	49,977	605	512	50,070
Foreign governments	48,103	2,950	780	50,273
Corporate securities	6,532,203	117,874	170,427	6,479,650
Asset-backed securities	385,696	503	130,802	255,397
Commercial mortgage-backed	652,952	6,535	20,417	639,070
Mortgage-backed securities	735,155	8,345	5,482	738,018

Total bonds	$8,434,136	$137,599	$328,420	$8,243,315

Preferred stocks	$263,741	$11,875	$5,378	$270,238

Common stocks
Affiliated	$51,069	$217	$47,250	$4,036
Unaffiliated	130,891	7	—	130,898

Common stocks	$181,960	$224	$47,250	$134,934

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

December 31, 2006
Bonds:
United States Government and agencies	$51,142	$141	$395	$50,888
State and political subdivisions	42,706	437	369	42,774
Foreign governments	68,420	4,433	745	72,108
Corporate securities	6,031,199	119,319	110,357	6,040,161
Asset-backed securities	329,354	5,342	3,029	331,667
Commercial mortgage-backed	165,642	1,544	2,065	165,121
Mortgage-backed securities	401,778	1,215	6,610	396,383

Total bonds	$7,090,241	$132,431	$123,570	$7,099,102

Preferred stocks	$267,091	$6,023	$1,736	$271,378

Common stocks
Affiliated	$3,516	$303	$—	$3,819
Unaffiliated	111,182	156	—	111,338

Common stocks	$114,698	$459	$—	$115,157

The Company invests in certain private placement debt securities for which fair values are not readily available. Fair value is determined by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of

Aviva Life and Annuity Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
the investments. At December 31, 2007 and 2006, the Company owned private placement debt securities carried at amortized cost of $1,118,896 and $761,140, respectively, with fair values of $1,019,925 and $772,393, respectively.
The Company has no investments in joint venture, partnerships or limited liability companies that exceed 10% of its admitted assets.
A summary of the amortized cost and fair value of the Company’s investments in bonds at December 31, 2007, by contractual maturity, is as follows:

	Amortized
	Cost	Fair Value

Due in one year or less	$172,316	$174,538
Due after one year through five years	1,164,703	1,169,902
Due after five years through ten years	2,538,286	2,494,255
Due after ten years	3,823,676	3,666,602
Mortgage-backed securities	735,155	738,018

Total	$8,434,136	$8,243,315

The expected maturities in the foregoing table may differ from the contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

Aviva Life and Annuity Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
The following table shows gross unrealized losses and fair value, aggregated by investment category and length of time the individual securities have been in a continuous loss position.
December 31, 2007

	Less than or equal to
	Twelve Months		Greater than Twelve Months		Total
		Gross		Gross		Gross
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
Bonds:
United States government agencies	$202	$—	$—	$—	$202	$—
State and political subdivisions	21,490	375	5,683	137	27,173	512
Foreign governments	14,472	729	2,943	51	17,415	780
Corporate securities	2,586,257	116,682	1,088,313	53,745	3,674,570	170,427
Asset-backed securities	180,287	122,715	24,475	8,087	204,762	130,802
Commercial mortgage- backed securities	290,319	18,866	40,146	1,551	330,465	20,417
Mortgage-backed securities	124,340	1,853	121,801	3,629	246,141	5,482

Total bonds	$3,217,367	$261,220	$1,283,361	$67,200	$4,500,728	$328,420

Preferred stocks	$37,108	$3,460	$15,013	$1,918	$52,121	$5,378

Common stocks	$—	$47,250	$—	$—	$—	$47,250

December 31, 2006

	Less than or equal to
	Twelve Months		Greater than Twelve Months		Total
		Gross		Gross		Gross
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
Bonds:
United States government agencies	$26,327	$160	$9,864	$235	$36,191	$395
State and political subdivisions	20,823	202	3,834	167	24,657	369
Foreign governments	10,925	191	10,983	554	21,908	745
Corporate securities	1,664,129	31,566	1,565,366	78,791	3,229,495	110,357
Asset-backed securities	124,562	2,051	42,422	978	166,984	3,029
Commercial mortgage- backed securities	38,926	336	68,962	1,729	107,888	2,065
Mortgage-backed securities	83,792	575	208,492	6,035	292,284	6,610

Total bonds	$1,969,484	$35,081	$1,909,923	$88,489	$3,879,407	$123,570

Preferred stocks	$100,800	$922	$20,316	$814	$121,116	$1,736

Common stocks	$—	$—	$—	$—	$—	$—

The evaluation of other-than-temporary impairment (OTTI) for fixed income securities follows a three-step process of 1) screen and identify; 2) assess and document; 3) recommend and approve. In identifying potential OTTI’s, all securities that have a fair value that is significantly less than amortized cost are screened. For mortgage-backed

Aviva Life and Annuity Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
and asset-backed securities, an impairment loss is established if the fair value of the security is less than amortized cost and there is an adverse change in estimated cash flows from the cash flows previously projected.
The list of securities identified is subject to a formal assessment to determine if an impairment is other than temporary. Management makes certain assumptions or judgments in its assessment of potentially impaired securities including but not limited to:
•	Company description, industry characteristics and trends, company to industry profile, quality of management, etc

•	Ability and intent to hold the security

•	Severity and duration of the impairment, if any

•	Industry factors

•	Financial factors such as earnings trends, asset quality, liquidity, subsequent events, enterprise valuation, fair value and volatility (among others)
If the determination is that the security is OTTI, it is written down to fair value. The write-down is reviewed and approved by senior management. The difference between amortized cost and fair value is recognized as a realized loss on investment.
Included in the above table are 997 securities from 619 issuers at December 31, 2007 and 936 securities from 561 issuers at December 31, 2006. These increases are primarily due to an increase in spreads between the risk-free and other bond yields. The following summarizes the details describing the more significant unrealized losses by investment category as of December 31, 2007.
Corporate securities: The unrealized losses on corporate securities totaled $170,427, or 44.7% of the Company’s total unrealized losses. The majority of these losses came from three sectors (Financial — $45,171 or 26.5% of total corporate losses, Industrial — $93,009 or 54.6% of total corporate losses, and Utilities — $30,942 or 18.2% of total corporate losses). The unrealized losses in the financial sector are primarily due to a decrease in market liquidity and concerns regarding the underlying credit quality of subprime and other assets these institutions hold. The unrealized losses on utilities were due to changes in market interest rates and not credit quality. The unrealized losses in Industrial and the remaining sectors are also primarily attributable to spread widening due to a decrease in market liquidity, an increase in market volatility, and concerns about the general health of the economy. Because the Company has the ability and intent to hold these investments until recovery of fair value, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2007.

Aviva Life and Annuity Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
Commercial mortgage-backed securities and mortgage-backed securities: The unrealized losses on commercial mortgage-backed securities totaled $20,417, or 5.4% of total unrealized losses, while the unrealized losses on mortgage-backed securities totaled $5,482, or 1.4% of total unrealized losses. These losses were caused primarily by concerns regarding mortgage defaults on subprime and other risky mortgages which resulted in spread widening in the sector as liquidity decreased in the market. The contractual cash flows of these investments are based on mortgages backing the securities. In addition, the Company held investments with exposure to the Alt-A home equity loan sector ($173,315 carry value and $3,393 unrealized losses). All securities with Alt-A exposure are AAA rated, except one rated AA. Because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, these investments were not considered to be other-than-temporarily impaired at December 31, 2007.
Asset-backed securities: The unrealized losses on asset-backed securities totaled $130,802, or 34.3% of total unrealized losses. Most losses were due to the Residual Interest Trust Securities (RITS) discussed below. The other losses were caused primarily by concerns regarding potential downgrades or defaults of bond insurers providing credit protection for underlying issuers. These concerns resulted in spread widening in the sector as liquidity decreased in the market. The contractual cash flows of these investments are based on assets backing the securities. At December 31, 2007 unrealized losses in subprime exposure totaled $414 on $25,447 of carry value. All securities with subprime exposure, except for two, are AAA rated. Because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, these investments were not considered to be other-than-temporarily impaired at December 31, 2007.
The Company holds RITS with a carrying value of $145,020 and a fair value of $39,499. RITS are private placement investment instruments and as such, have limited secondary markets.
RITS with fixed-rate underlying investments have levered exposure to long-duration instruments and as such, they may experience heightened mark-to-market fluctuations. RITS investments are typically made with the intent to hold to maturity/call. The Company has the ability to hold these investments until maturity.
Mark-to-market adjustments on RITS going forward will largely be based on the underlying security valuations. As the vast majority of the Company’s RITS are based on

Aviva Life and Annuity Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
preferred stocks from high-quality financial institutions, performance will be dictated by the ability of those issuers to recapitalize and avoid further credit losses. Recapitalization began in 2007 and will continue throughout 2008, however, the Company does not expect defaults to occur and has a positive outlook on the sector as a whole with the expectation that RITS valuations will recover during 2008 and into 2009.
The Company does not engage in direct lending to the subprime markets. The Company’s minimal exposure to subprime risk is primarily limited to investments within the fixed maturity investment portfolio in the form of securities collateralized by mortgages that have characteristics of subprime lending such as adjustable rate mortgages and alternative documentation mortgages. As of December 31, 2007 the exposure to subprime mortgage securitizations was $25,447, which is less than 0.3% of total admitted assets. The exposure is 96% AAA-rated, the underlying collateral is primarily fixed rate, and the high credit quality created by structural subordination and short maturities is protecting the Company against the downturn in the U.S. subprime market. This number does not include the book value of any derivative exposure.
The Company’s portfolio contains certain investments in the form of Asset Backed Securities (ABS) and in some cases credit default swaps that have underlying risk from exposure related to subprime mortgages. Subprime residential mortgages are mortgage loans made by banks or mortgage lenders to residential borrowers with lower credit ratings. The criteria used to categorize such subprime borrowers include FICO scores, interest rates charged, debt-to-income ratios and loan-to-value ratios. The exposures are classified as ABS as they are made up primarily of seasoned home equity loans which are securitized within an ABS structure.
In the course of the Company’s asset management, securities have been sold and reacquired within 30 days of the sale date to enhance the Company’s yield on its investment portfolio. The details by NAIC designation 3 or below of securities sold during 2007 and reacquired within 30 days of the sale date are:

				Cost of
		Number of	Book Value of	Repurchased
	Rating	Transactions	Assets Sold	Assets	Loss

Bonds	NAIC 5	2	$987	$925	$(2)
The Company participates in a securities lending program whereby certain fixed maturity securities from the investment portfolio are loaned to other institutions for a short period of time. The Company receives a fee in exchange for the loan of securities and requires initial collateral equal to 102%, with an on-going level of 100%, of the fair value of the

Aviva Life and Annuity Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
loaned securities to be separately maintained. Securities with a fair value of $114,203 and $102,637 were on loan under the program at December 31, 2007 and 2006, respectively. The Company had cash collateral under its control of $118,698 and $106,287 at December 31, 2007 and 2006, respectively. Since the Company does not have general use of the collateral, the collateral is not reflected in the accompanying statutory statements of admitted assets, liabilities and surplus.
At December 31, 2007 and 2006, investments with carrying amounts of $9,494,581 and $7,707,281, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.
The Company’s investments in mortgage loans on real estate consist primarily of commercial mortgage loans made on a full recourse basis and at fixed loan rates. During 2007, the Company issued mortgage loans with interest rates ranging from 5.51% to 6.64%. The Company manages its credit risk associated with these loans by diversifying its mortgage portfolio by property type and geographic location. The maximum percentage of any one loan to the value of the underlying real estate at origination was 86.11%.
The portfolio credit risk for mortgage loans was concentrated in the following geographic regions:

	December 31, 2007		December 31, 2006
	Mortgage		Mortgage
	Loan Carrying	Percent of	Loan Carrying	Percent of
	Value	Total	Value	Total

North Central	$114,709	20.2%	$77,780	21.4%
South Central	64,426	11.4	61,482	17.0
South Atlantic	135,989	24.0	74,955	20.7
Pacific	117,266	20.7	56,643	15.6
Mountain	76,367	13.5	48,052	13.3
Atlantic	43,920	7.8	29,531	8.1
New England	13,844	2.4	14,207	3.9

Total mortgage loans	$566,521	100.0%	$362,650	100.0%

All mortgage loans at December 31, 2007 and 2006 were loans in good standing.
During 2007 and 2006, the Company did not reduce interest rates on outstanding mortgage loans. There were no recorded investments in restructured loans at December 31, 2007 and 2006. Realized capital losses related to these loans for the years ended December 31, 2007 and 2006 were $0. There were no impaired loans with a related

Aviva Life and Annuity Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
allowance for credit losses at December 31, 2007 and 2006. At December 31, 2007 and 2006, there were no taxes, assessments or amounts which had been advanced but not repaid and not included in the mortgage loan. The Company accrues interest income on impaired loans to the extent deemed collectible (delinquent less than 90 days) and the loan continues to perform under its original or restructured contractual terms. Interest income on nonperforming loans generally is recognized on a cash basis.
Due and accrued income is excluded from investment income for mortgage loans in foreclosure, delinquent more than 90 days or where collection of interest is uncertain and for real estate where rent is in arrears for more than three months. There are no amounts excluded as of December 31, 2007 and 2006.
Major categories of investment income are summarized as follows:

	Year ended December 31,
	2007	2006

Income:
Bonds	$471,981	$393,643
Preferred stocks	20,469	17,805
Common stocks	2,078	1,768
Mortgage loans on real estate	29,108	22,420
Derivative instruments	(23,865)	124,431
Policy loans	17,850	17,337
Short-term investments	4,962	2,366
Other invested assets	698	2,297
Other, net	1,196	—

Total gross investment income	524,477	582,067

Less investment expenses	41,221	30,335

Net investment income	$483,256	$551,732

Aviva Life and Annuity Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
Realized capital gains (losses) are reported net of federal income taxes and amounts transferred to the IMR as follows:

	Year ended December 31,
	2007	2006

Bonds	$(2,595)	$(22,761)
Stocks	346	575
Mortgage loans on real estate	—	60
Derivatives	(3,096)	(478)
Other invested assets	20	1,176
Other	965	694

Total realized gains (losses) on investments	(4,360)	(20,734)
Less amount transferred to IMR (net of related taxes of $2,009 in 2007 and $9,011 in 2006)	(3,731)	(16,734)
Federal income tax (expense) benefit	(8,272)	2,341

Net realized gains (losses)	$(8,901)	$(1,659)

Proceeds from sales of bonds and related gross realized gains and losses were as follows:

	Year ended December 31,
	2007	2006

Proceeds	$1,330,198	$1,421,024

Gross realized gains	25,350	20,502
Gross realized losses	(27,945)	(43,263)

Net realized losses	$(2,595)	$(22,761)

Gross realized losses for the years ended December 31, 2007 and 2006 include $1,020 and $53, respectively, which relate to losses recognized on other than temporary declines in fair values of bonds.

Aviva Life and Annuity Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
The change in unrealized gains (losses) on investments recorded in surplus is as follows:

	Year ended December 31,
	2007	2006

Bonds	$—	$87
Stocks	(47,182)	459
Derivatives	(19,060)	(7,013)
Other invested assets	5,735	4,357

Total change in unrealized losses	$(60,507)	$(2,110)

3. Fair Value of Financial Instruments
The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes thereto:
Investment Securities: Fair values of fixed maturity securities (including bonds and redeemable preferred stocks) are based on quoted market prices or dealer quotes, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services, or in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. The fair values for unaffiliated equity securities are based on quoted market prices.
Cash, Short-Term Investments, Policy Loans, Unaffiliated Common Stock and Other Invested Assets: The carrying amounts reported in the accompanying balance sheets for these instruments approximate fair value.
Mortgage Loans on Real Estate: For all performing fixed interest rate loans, the estimated net cash flows to maturity were discounted to derive an estimated market value using a discount rate based on the loan’s remaining weighted average life and credit quality. Performing variable rate commercial loans and residential loans were valued at the current outstanding balance. Loans which have been restructured, are in foreclosure, are significantly delinquent, or are to affiliates were valued primarily at the lower of the estimated net cash flows to maturity, discounted at a market rate of interest, or the current outstanding principal balance.

Aviva Life and Annuity Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
Derivative Instruments: Fair values for derivative securities are based on pricing models or formulas using current assumptions.
Separate Account Assets and Liabilities: Fair values of separate account assets and liabilities are based on the fair value of the underlying funds.
Policy Reserves: Fair values of the Company’s liabilities under contracts not involving significant mortality or morbidity risks (principally, annuities and supplementary contracts) are stated at the cost the Company would incur to extinguish the liability (i.e., the cash surrender value).
Surplus Notes: The fair value of surplus notes is estimated using discounted cash flow calculations, based on interest rates currently applicable for comparable instruments taking into account the remaining term of the notes and the Company’s credit standing.
Borrowed Money: Fair values for borrowed money is estimated using discounted cash flow analysis based on the current incremental borrowing rate for similar types of borrowing arrangements.

Aviva Life and Annuity Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
The carrying amounts and fair values of the Company’s significant financial instruments are as follows:

	December 31,
	2007		2006
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

Admitted Assets
Bonds	$8,434,136	$8,243,315	$7,090,241	$7,099,102
Preferred stocks	263,741	270,238	267,091	271,378
Unaffiliated common stocks	130,898	130,898	111,338	111,338
Mortgage loans on real estate	566,521	565,809	362,650	363,006
Policy loans	295,501	295,501	291,745	291,745
Cash and short-term investments	126,253	126,253	101,523	101,523
Other invested assets	118,298	118,298	111,669	111,730
Derivatives:
Credit default swaps	11,947	(9,648)	21,455	24,491
Options	160,635	160,635	239,952	239,952
Fixed and variable interest rate swaps	(12,414)	(14,249)	(3,760)	(3,823)
Futures	5,771	5,771	556	556
Separate account assets	1,269,347	1,227,370	841,537	838,226

Liabilities
Policy reserves	$6,236,964	$6,234,981	$4,928,919	$4,414,661
Surplus notes	50,000	54,906	50,000	59,198
Borrowed money	10,715	10,715	11,381	11,381
Separate account liabilities	1,211,579	1,211,579	794,290	794,290
4. Reinsurance
At December 31, 2007 and 2006, the Company’s maximum retention limit for acceptance of risk on life insurance was $3,500 and $1,000, respectively. The Company has indemnity reinsurance agreements with various companies whereby insurance in excess of this retention limit is reinsured. Insurance inforce ceded to nonaffiliated companies under risk sharing arrangements at December 31, 2007 and 2006, totaled approximately $31,572,673 and $32,417,590, respectively.
The Company received reinsurance recoveries in the amount of $97,868 and $87,894 during 2007 and 2006, respectively. The liability for future policy benefits is stated after deductions for amounts applicable to reinsurance ceded to companies, of $248,689 and $168,805 at December 31, 2007 and 2006, respectively.
Total life premiums ceded amounted to $239,371 and $90,593 in 2007 and 2006, respectively. Total life premiums assumed amounted to $1,393 and $1,161 in 2007 and 2006, respectively.

Aviva Life and Annuity Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
The Company entered into a reinsurance agreement on November 30, 2007, with Aviva Re, its wholly-owned subsidiary. The agreement ceded all risks on all single and joint-life “Universal Life with No-Lapse Guarantee” policies underwritten and issued by the Company during the period July 1, 2005 through December 31, 2008. The Company has taken a $66,770 reserve credit for this agreement.
The Company is liable for the portion of the policies reinsured under each of its existing reinsurance agreements in the event the assuming companies are unable to pay their portion of any reinsured claim. Management believes that any liability from this contingency is unlikely. However, to limit the possibility of such losses, the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk.
5. Life and Annuity Actuarial Reserves
The Company waives deduction of deferred fractional premiums upon death of the insured, and returns any portion of the premium beyond the date of death, when required by the insurance contract. The reserve for surrender values promised in excess of the legally computed reserves totaled $123,855 and $102,151 at December 31, 2007 and 2006, respectively.
Additional premiums are charged for policies issued on substandard lives according to underwriting classification. Mean reserves are determined by computing the regular mean reserve for the policy and holding an additional one-half of the extra premium charged for the year.

Aviva Life and Annuity Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
Withdrawal characteristics of annuity actuarial reserves and deposit liabilities are as follows:

	December 31,
	2007		2006
	Amount	Percent	Amount	Percent
Subject to discretionary withdrawal:
With market value adjustment	$4,643,845	74.1%	$3,298,773	66.6%
At book value less current surrender charge of 5% or more	923,891	14.8	958,789	19.3
At book value without adjustment	484,250	7.7	493,975	10.0
Not subject to discretionary withdrawal	211,837	3.4	204,797	4.1

Total annuity reserves and deposit fund liabilities	6,263,823	100.0%	4,956,334	100.0%

Reinsurance ceded	—		—

	$6,263,823		$4,956,334

A reconciliation of total annuity actuarial reserves and deposit fund liabilities is as follows:

	December 31,
	2007	2006

Annuity reserves	$6,035,337	$4,727,735
Supplementary contracts with life contingencies	26,859	27,415
Deposit-type contracts	201,627	201,184

Total annuity reserves and deposit fund liabilities	$6,263,823	$4,956,334

As of December 31, 2007 and 2006, the Company had insurance in force aggregating $469,356 and $572,741, respectively, for which the gross premiums are less than the net premiums required by the valuation standards established by the Insurance Division, Department of Commerce, of the State of Iowa. The Company established policy reserves of $19,605 and $10,187 to cover these deficiencies at December 31, 2007 and 2006, respectively.
6. Borrowed Money
Through its membership in the Federal Home Loan Bank (FHLB) of Des Moines, the Company is eligible to borrow under variable rate short-term federal fund arrangements to provide additional liquidity. The borrowings must be secured by eligible collateral such as mortgage loans, non-agency mortgage-backed securities, government or agency securities and guaranteed loans. Total maximum borrowings are determined by the amount of collateral pledged, but cannot exceed 20% — 40% of the Company’s total assets dependent upon the internal credit rating. Interest accrues daily and the borrowings

Aviva Life and Annuity Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
may be repaid at any time. There were no outstanding borrowings under these arrangements at December 31, 2007.
At December 31, 2007 and 2006, the Company also had Federal Home Loan Bank community investment long-term advances with a weighted average interest rate of 6.34% and 6.36%, respectively, maturing at various dates through June 2012.
Maturities of borrowed money at December 31, 2007 are as follows for each of the five years and thereafter:

Year ending December 31:
2008	$711
2009	522
2010	8,349
2011	959
2012	174
Thereafter	—

$10,715

At December 31, 2007, the carrying value of the securities assigned to Federal Home Loan Bank as collateral on all borrowed money totaled $11,251. Interest expense during 2007 and 2006 on these borrowing arrangements was $1,337 and $1,178, respectively.
7. Federal Income Taxes
The components of the net deferred tax asset are as follows:

	December 31,
	2007	2006

Total gross deferred tax assets	$127,732	$121,313
Total gross deferred tax liabilities	(42,688)	(46,371)

Net deferred tax assets	$85,044	$74,942
Deferred tax assets nonadmitted	(46,744)	(35,171)

Net admitted deferred tax assets	$38,300	$39,771

(Increase) decrease in nonadmitted	$(11,573)	$895

Aviva Life and Annuity Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
The Company has no deferred tax liabilities that were not recognized in the current period.
Current income taxes incurred consist of the following major components:

	2007	2006

Federal income tax on current year operations	$13,381	$20,780
Federal income tax on net realized capital gains	8,272	(2,341)

Total current federal income tax incurred	$21,653	$18,439

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities are as follows:

Deferred Tax Assets	2007	2006

Stocks	$3,450	$21
Deferred acquisition costs	63,905	57,997
Deferred compensation	15,778	18,492
Reserves	23,689	23,886
Nonadmitted assets	8,845	8,983
Policyholder dividends payable	11,353	11,934
Other	712	—

Total deferred tax assets	127,732	121,313
Less: Nonadmitted deferred tax assets	(46,744)	(35,171)

Admitted deferred tax assets	$80,988	$86,142

Deferred Tax Liabilities	2007	2006

Bonds	$(2,405)	$(187)
Other invested assets	(40,283)	(45,751)
Other	—	(433)

Total deferred tax liabilities	$(42,688)	$(46,371)

Net deferred tax assets admitted	$38,300	$39,771

The change in net deferred income taxes is comprised of the following (this analysis is exclusive of the tax effect of unrealized capital gains/losses as the deferred taxes on unrealized gains/losses are reported separately from the change in net deferred income

Aviva Life and Annuity Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
taxes in the Statement of Changes in Capital and Surplus):

	2007	2006	Change

Total gross deferred tax assets	$127,732	$121,313	$6,419
Total gross deferred tax liabilities	(42,688)	(46,371)	3,683

Deferred tax assets in excess of deferred tax liabilities	$85,044	$74,942	$10,102
Tax effect of change in unrealized capital gains (losses)			(3,152)

Change in net deferred income taxes			$6,950

The provisions for federal income tax incurred is different from that which would be obtained by applying the enacted federal income tax rate to income before taxes. The significant items causing these differences are as follows at December 31:

	2007		2006
		Effective		Effective
	Amount	Rate	Amount	Rate

Statutory gain taxed at enacted rate	$5,087	35.0%	$28,801	35.0%
Permanent differences:
Nondeductible expenses	591	4.1	176	0.2
Exempt income	(277)	(1.9)	(23)	(0.0)
Group expense allocation	1,140	7.8	—	—
Tax credits	(78)	(0.5)	—	—
Surtax exemptions	(672)	(4.6)	—	—
IRS settlements and accruals	(3,897)	(26.8)	—	—
IMR	(1,662)	(11.4)	(1,055)	(1.3)
Nonadmitted assets	138	0.9	(3,508)	(4.3)
Amounts related to prior periods	—	—	(870)	(1.1)
Separate account surplus	—	—	(1,105)	(1.4)
Equity compensation deductions	—	—	(7,798)	(9.5)
Reinsurance adjustment A-791	14,333	98.6	—	—

Total effective tax	$14,703	101.2%	$14,618	17.8%

Current federal income tax incurred	$21,653	149.0%	$18,439	22.4%
Change in net deferred income tax	(6,950)	(47.8)	(3,821)	(4.6)

Total effective income tax	$14,703	101.2%	$14,618	17.8%

The Company has no operating loss carry forwards that will expire. The following are income taxes incurred in current and prior years that will be available for recovery in the

Aviva Life and Annuity Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
event of future losses:

Year	Amount

2007	$23,879
2006	$—
2005	$40,851
The Company files as a member of a consolidated federal income tax return. The Company has a written tax sharing agreement that sets forth the manner in which the total combined federal income tax is allocated to each entity that is a party to the consolidation. Allocation of tax benefits is based on separate returns. Losses are paid at the time used in the consolidated return. The Company is consolidated with the following entities:

American Investors Life Insurance Company, Inc.
American Investors Sales Group, Inc.
AmerUs Annuity Group Co.
AmerUs Land Development, Inc.
Aviva Capital Management, Inc.
Aviva Life and Annuity Company of New York
Aviva Re USA, Inc.
AmerUs Group Co.
California Advanced Planning, Inc.
Centralife Annuity Services, Inc.
Creative Marketing International Corp
Family First Insurance Services
ILICO Holdings, Inc.
Indianapolis Life Insurance Company
Insurance Agency Marketing Services, Inc.
KPI Investments, Inc.
Versatile Storage, Inc.
8. Premiums Deferred and Uncollected
Deferred and uncollected life insurance premiums, accident and health premiums and annuity considerations are summarized as follows:

	December 31,
	2007			2006
	Gross	Loading	Net	Gross	Loading	Net
Ordinary new business	$(2,624)	$432	$(3,056)	$803	$461	$342
Ordinary renewal	39,082	(507)	39,589	42,432	421	42,011

Total	$36,458	$(75)	$36,533	$43,235	$882	$42,353

Aviva Life and Annuity Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
9. Employee Benefit Plans
Defined Benefit Pension Plans and Post-Retirement Plans
The Company participates in a qualified, noncontributory defined benefit pension plan sponsored by its parent, AGC, which covered substantially all of the Company’s employees. The Company has no legal obligation for benefits under the plan. The plan provided for benefits based upon years of service and the employee’s compensation. The plan was frozen effective December 31, 2001. AGC allocates pension expense to the Company based on employee headcount for any required contributions to the plan. No contributions were required in 2007 or 2006.
The Company has nonqualified supplemental defined benefit pension plans (SERP) to provide supplemental retirement benefits to certain executives. The measurement date for all defined benefit plans is December 31. During 2006, the Company paid cash and transferred the liability of $3,799 to AGC. The payment was based on the statutory carrying value with no gain or loss recognized.
Estimated future benefit payments for the pensions are shown below:

2008	$448
2009	610
2010	625
2011	750
2012	959
Thereafter	5,904
The Company previously had a post-retirement benefit plan that provided eligible participants and their dependents with certain medical and dental insurance benefits. The plan was unfunded and the benefits were generally based on a combination of age and years of service at retirement. In 2006, the Company paid cash of $5,161 and transferred the liability for the post-retirement benefit plan to AGC. The payment was based on the statutory carrying value of the liability with no gain or loss recognized. AGC allocated post-retirement benefit expense to the Company based on employee headcount. The allocated expense amounted to $330 and $311 in 2007 and 2006, respectively.
The defined benefit pension plans and post-retirement plan funded status, reconciled to

Aviva Life and Annuity Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
amounts recognized in the consolidated financial statements is as follows:

	Post-Retirement Benefit		Pension
	2007	2006	2007	2006
Change in benefit obligation:
Benefit obligation at beginning of year	$—	$4,581	$13,996	$15,399
Addition of agent plan	—	—	—	2,436
Transfer to parent	—	(4,581)	—	(3,799)
Service cost	—	—	398	1,221
Interest cost	—	—	778	783
Contribution by plan participants	—	—	—	—
Actuarial gain	—	—	(1,112)	(361)
Amendments	—	—	—	184
Benefits paid	—	—	(768)	(1,867)

Benefit obligation at end of year	$—	$—	$13,292	$13,996

Change in plan assets:
Fair value of plan assets at beginning of year			$—	$—
Actual return on plan assets			—	—
Employer contribution			766	1,867
Plan participants’ contributions			—	—
Benefits paid			(766)	(1,867)

Fair value of plan assets at end of year			$—	$—

	Pension
	2007	2006

Funded status:
Accumulated benefit obligation at end of year	$(11,760)	$(11,565)
Projected benefit obligation at end of year	(13,292)	(13,996)
Market value of plan assets at end of year	—	—
Funded status	(13,292)	(13,996)

Unamortized prior service cost	127	155
Unrecognized net loss	(1,486)	(374)

Accrued liabilities	$(14,651)	$(14,215)

Benefit obligation for non-vested employees	$1,380	$1,124

Components of net periodic benefit cost:
Service cost	$398	$1,221
Interest cost	778	783
Amortization of incremental asset	—	—
Amortization of transition obligation	—	—
Amortization of actuarial loss	—	—
Amount of prior service cost recognized	28	28

Net periodic benefit cost	$1,204	$2,032

The discount rate used to determine obligations as of December 31, 2007 and 2006 was 6.25% and 5.75%, respectively.

Aviva Life and Annuity Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
Defined Contribution Plans
The Company participates in a qualified defined contribution savings and retirement plan. The plan is a qualified 401(k) plan for officers and employees. Company contributions are non-discretionary and consist of a matching contribution of an amount equal to 125 percent of the first 4 percent of employee contributions and an annual core contribution of an amount equal to 4 percent of annual employee compensation. Compensation expense for the employer match and annual core contribution amounted to $3,006 and $2,167 in 2007 and 2006, respectively.
The Company has a nonqualified defined contribution pension plan covering directors. The Company incurred $14 and $20 of expense in 2007 and 2006, respectively. Accumulated benefits of this plan were $341 and $401 at December 31, 2007 and 2006, respectively.
Other Benefit Plans
The Company has nonqualified benefit, deferred compensation and bonus plans covering certain agents, directors and officers in addition to the defined benefit plans previously described. Accumulated benefits of these plans are primarily unfunded and are included in other liabilities and reserves as of December 31, 2007 and 2006, amounting to $48,201 and $40,305, respectively. Total expense for these plans amount to $5,299 and $2,711, for 2007 and 2006 respectively.
10. Related-Party Transactions
On December 11, 1996, the Company issued a $50,000 (par value) surplus note with an interest rate of 9.0% due December 11, 2016, to AGC in exchange for cash. It is carried at face (par) value. The terms of the surplus note require that any payment or accrual of interest be approved by the Insurance Division, Department of Commerce, of the State of Iowa. The note did not have accrued interest at December 31, 2007 or 2006. In 2007 and 2006, interest was paid in the amount of $4,500.
Affiliates have agreed to provide management services and investment advisory services to the Company and to service mortgage loans for the Company. The Company has entered into administrative service agreements with affiliates for services which are routine in nature. Fees are determined using cost allocations based on generally accepted accounting principles or a negotiated basis intended to reflect market prices. The

Aviva Life and Annuity Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
Company also has an administrative relationship with an affiliate in reference to its annuity business.
All intercompany balances shown as payable to or receivable from parent, subsidiaries and affiliates are settled within 30 days of their incurrence under the terms of the intercompany expense sharing agreements.
The following summarizes transactions of the Company with affiliates in 2007 and 2006:

	As of or for the Year ended
	December 31,
	2007	2006

Investment management fees	$30,128	$24,192
Affiliated management, administrative, data processing, rent, and other service fee expense	15,311	14,746
Net payable to affiliate	390	1,118
FHLB beneficial interest contract liability (Note 11)	39,890	33,771
Premiums ceded to affiliates	146,202	—
Policy reserves ceded to affiliates	66,770	—
Capital contributions to subsidiaries	47,250	—
Capital contributions from parent	80,607	2,634
Transfer of benefit plans	—	8,960
Surplus note interest	4,500	4,500
11. Separate Account Business
As of December 31, 2005, the Company had issued $986,200 of funding agreements with the FHLB. Of this amount, $448,100 was transferred to the separate account of the Company and $538,100 was reinsured with an affiliate, American Investors Life Insurance Company, Inc. (AIL).
During 2006, Aviva Life and Annuity issued another $606,000 of funding agreement policies to the FHLB. Of this total, $270,800 was ceded to AIL. Floating rate policies totaling $173,000 were issued with an average spread over quarterly LIBOR of 4 basis points and a maturity range of four to ten years. Fixed rate policies totaling $433,000 were issued with an average rate of 5.34% and a maturity range of three to twenty years. Also during 2006, there was $92,500 of funding agreements to the FHLB that matured, $50,000 of which had been previously ceded to AIL.

Aviva Life and Annuity Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
The Company issued another $608,000 of funding agreement policies to the FHLB during 2007. Of this total, $292,500 was ceded to AIL. Floating rate policies totaling $135,000 were issued with an average spread over quarterly LIBOR of 5 basis points and a maturity range of one to ten years. Fixed rate policies totaling $473,000 were issued with an average rate of 5.01% and a maturity range of two to ten years. Also during this time period there was $255,000 of funding agreements to the FHLB that matured, $155,000 of which had been previously ceded to AIL.
In September of 2007, The Company issued $250,000 of newly developed floating rate funding agreements to a Morgan Stanley sponsored Funding Agreement Note Issuance Program (FANIP). These policies were issued with an average spread over quarterly LIBOR of 57 basis points and a maturity range of seven to ten years. Morgan Stanley will endeavor to place notes, backed by the Company’s funding agreements, to third party investors.
The above described funding agreement policies are secured by the assets in the Company’s separate account which are not subject to claims that arise out of any other business of the company. The funding agreement policies may not be accelerated by the holder unless there is a default under the agreement, but the Company may, in the case of the FHLB, retire the funding agreement policies at any time. The assets and liabilities of the separate account are carried at book value.
As part of the FHLB agreement, the Company is required to purchase additional shares of FHLB stock. AIL has paid the Company $39,890 for these purchases. The Company must retain all FHLB common stock purchased and therefore has established a FHLB beneficial interest contract liability for the $39,890 received from AIL, which will remain outstanding until the funding agreement is terminated.

Aviva Life and Annuity Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
Information regarding the Separate Accounts of the Company at December 31, 2007 and 2006 is as follows:

		Nonindexed	Nonindexed
		Guaranteed Less	Guaranteed more	Nonguaranteed
	Indexed	than/equal to 4%	than 4%	Separate Accounts	Total

Reserves at 12/31/2007
For accounts with assets at:
Fair value	$—	$—	$—	$—	$—
Amortized cost	398,100	—	808,200	—	1,206,300

Total reserves	$398,100	$—	$808,200	$—	$1,206,300

By withdrawal characteristics
Not subject to discretionary withdrawal	$398,100	$—	$808,200	$—	$1,206,300

Total reserves	$398,100	$—	$808,200	$—	1,206,300

Other transfers to general account due or accrued					3,261
Interest payable					2,018

Total separate account liabilities					$1,211,579

		Nonindexed	Nonindexed
		Guaranteed Less	Guaranteed more	Nonguaranteed
	Indexed	than/equal to 4%	than 4%	Separate Accounts	Total

Reserves at 12/31/2006
For accounts with assets at:
Fair value	$—	$—	$—	$—	$—
Amortized cost	115,600	—	625,200	—	740,800

Total reserves	$115,600	$—	$625,200	$—	$740,800

By withdrawal characteristics
Not subject to discretionary withdrawal	$115,600	$—	$625,200	$—	$740,800

Total reserves	$115,600	$—	$625,200	$—	740,800

Other transfers to general account due or accrued					52,706
Interest payable					784

Total separate account liabilities					$794,290

12. Commitments and Contingencies
The Company leases an office building located at 611 5th Ave, Des Moines, Iowa. The lease expires on December 31, 2009. Rental expense for 2007 and 2006 was approximately $570. No contingent rental payments exist. A five year renewal option is available. If the renewal option is exercised, rental payments are modified to reflect prevailing market rates. The Company does not intend to exercise its option to extend the lease another five years. The Company is currently negotiating with the building owner to modify the lease expiration into second quarter of 2010. No significant restrictions are imposed by lease agreements, such as dividends, additional debt, or further leasing.

Aviva Life and Annuity Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
At December 31, 2007, the minimum aggregate rental commitments are as follows:

2008	$570
2009	570
2010	—
2011	—
2012	—
Thereafter	—
The Company has entered into agreements with various partnerships in which a subsidiary of AGC has an interest. Pursuant to these agreements, the Company is obligated to make future capital contributions to the partnerships of up to $10,353 at December 31, 2007.
At December 31, 2007 the Company has outstanding commitments for mortgage loans totaling $87,065.
The Company is routinely involved in litigation and other proceedings, including class actions, reinsurance claims and regulatory proceedings arising in the ordinary course of its business. In recent years, the life insurance industry, including the Company, has been subject to an increase in litigation pursued on behalf of both individual and purported classes of insurance purchasers, questioning the conduct of insurers and their agents in the marketing of their products. In addition, state and federal regulatory bodies, such as state insurance departments and attorneys general, periodically make inquiries and conduct examinations concerning compliance by the Company and others with applicable insurance and other laws. The Company responds to such inquiries and cooperates with regulatory examinations in the ordinary course of business.
During 2005, nationwide class actions were filed against the Company on April 7, 2005 (United States District Court for the Central District of California), November 8, 2005 (United States District Court for the Eastern District of Pennsylvania) and December 8, 2005 (United States District Court for the Eastern District of Pennsylvania) on behalf of certain purchasers of the Company’s products. In addition, on July 7, 2005, a statewide class action brought on behalf of certain purchasers of the Company’s products was also filed in the United States District Court for the Middle District of Florida against the Company. On August 9, 2006, the plaintiffs filed an amended consolidated complaint covering the nationwide class actions and did not name the Company as a defendant. On March 1, 2007, however, a second amended consolidated class action complaint was filed

Aviva Life and Annuity Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
in which the Company was reinserted as a named defendant. The Florida statewide class action has been stayed. Each of the aforementioned lawsuits as well as certain other individual lawsuits have been assigned to the United States District Court for the Eastern District of Pennsylvania for coordinated and consolidated pretrial proceedings. The aforementioned lawsuits relate to the use of purportedly inappropriate sales practices and products in the senior citizen market. The plaintiffs in the lawsuits seek compensatory damages, rescission, injunctive relief, treble and/or punitive damages, attorneys’ fees and other relief and damages.
In March 2007, a jury rendered a verdict against the Company in a lawsuit filed in an Alabama state court alleging fraud and misrepresentation in connection with the sale of two flexible premium universal life policies issued by Central Life Assurance Company, a predecessor of the Company. The jury verdict awarded the plaintiffs in the lawsuit $2,500 in compensatory damages and $4,000 in punitive damages. Subsequent to the jury trial, the Company filed post-trial motions with the trial court, including motions for judgment notwithstanding the verdict and for remittitur, all of which were denied by the trial court judge on July 10, 2007. The Company has filed a brief appealing the verdict with the Alabama Supreme Court and has filed a surersedeas bond in conjunction with that appeal. Although no assurance as to the ultimate resolution of the appeal can be given, the Company believes it has a strong position on appeal and that it is likely the jury verdict will be reversed, the damages awarded will be substantially reduced or a new trial will be ordered.
The Company is a defendant in a lawsuit by the Attorney General of Minnesota on behalf of certain Minnesota residents, some of whom were purchasers of the Company’s annuity products, alleging, in part, claims related to the marketing of the Company’s annuity products to senior citizens and violations of consumer protection laws. Remedies sought include fines, restitution, injunctive and other relief.
Estimates of possible losses or ranges of losses for particular matters cannot in the ordinary course be made with a reasonable degree of certainty. It is possible that the Company’s results of operations or cash flow in a particular quarterly or annual period could be materially adversely affected by an ultimate unfavorable resolution of pending litigation and regulatory matters.

Aviva Life and Annuity Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
13. Capital and Surplus
The Company is subject to limitations, imposed by the State of Iowa, on the payment of dividends to its stockholder. Generally, dividends during any year may not be paid, without prior regulatory approval, in excess of the greater of (1) 10 percent of the Company’s statutory surplus as of the preceding December 31, or (2) the Company’s statutory gain from operations before net realized capital gains on investments for the preceding year. Subject to availability of unassigned surplus at the time of such dividend ($167,185 at December 31, 2007), the maximum payment which may be made in 2008, without regulatory approval is $48,902. No dividends were paid in 2007 or 2006.
Life insurance companies are subject to certain risk-based capital (RBC) requirements as specified by the NAIC. Under those requirements, the amount is to be determined based on the various risk factors related to the Company. At December 31, 2007 and 2006, the Company exceeds the authorized control level of the RBC requirements.
14. Subsidiary Information
Aviva Re was formed on September 10, 2007 as a captive life insurance company domiciled in Vermont. The Company contributed $47,250 to Aviva Re during 2007 and owns all of its outstanding shares. The Company holds Aviva Re at its statutory net worth, which was zero at December 31, 2007. The Company has no commitments to fund the operations of Aviva Re beyond the initial capital contribution.
15. Events (Unaudited) Subsequent to the Date of the Report of Independent Registered Public Accounting Firm
On July 7, 2008 and August 13, 2008, the board of directors of the Company approved the mergers of Aviva Life Insurance Company (ALIC) and Indianapolis Life Insurance Company (ILICO), respectively, both affiliated companies, into the Company, subject to regulatory approval. It is anticipated the mergers will occur on September 30, 2008. As a result of the mergers, the Company will assume ownership of all assets, and responsibility for all liabilities of ALIC and ILICO.
In March 2007, a jury rendered a verdict against the Company in a lawsuit filed in an Alabama state court alleging fraud and misrepresentation in connection with the sale of two flexible premium universal life policies issued by Central Life Assurance Company, a predecessor of the Company. The jury awarded the plaintiffs in the lawsuit $2.5 million in compensatory damages and $4.0 million in punitive damages. The Company appealed to the Supreme Court of Alabama the trial court’s entry of judgment in favor of the plaintiffs. On September 19, 2008, the Supreme Court reversed the jury’s verdict and rendered judgment as a matter of law in favor of the Company, concluding the litigation.

Statutory-Basis Financial
Statement Schedules

Aviva Life and Annuity Company
Summary of Investments-Other Than Investments in Related Parties
(Dollars in Thousands)
December 31, 2007
Schedule I

			Amount at Which Shown
Type of Investment	Cost (1)	Market Value	in the Balance Sheet

Fixed maturities
Bonds:

United States government and government agencies and authorities	$30,050	$30,837	$30,050
States, municipalities and political subdivisions	49,977	50,070	49,977
Foreign governments	48,103	50,273	48,103
Corporate securities	6,532,203	6,479,650	6,532,203
Asset-backed securities	385,696	255,397	385,696
Commercial mortgage-backed	652,952	639,070	652,952
All other corporate bonds	735,155	738,018	735,155
Preferred stock	263,741	270,238	263,741

Total fixed maturities	$8,697,877	$8,513,553	$8,697,877

Equity securities
Common stocks:
Banks, trust and insurance	93,315	93,315	93,315
Industrial, miscellaneous and all other	37,575	37,583	37,583
Affiliates	50,359	4,036	4,036

Total equity securities	181,249	134,934	134,934

Mortgage loans on real estate	566,521		566,521
Policy loans	295,501		295,501
Derivatives	228,434		165,939
Other invested assets	118,513		118,513
Cash and short-term investments	126,253		126,253

Total	$10,214,348		$10,105,538

(1)	Original cost of equity securities and as to fixed maturities, original cost reduced by repayments and adjustment for amortization of premiums or accrual of discounts.

Aviva Life and Annuity Company
Supplementary Insurance Information
(Dollars in Thousands)
Schedule III

					Benefits, Claims
	Future Policy	Policy and		Net	Losses and	Other
	Benefits and	Contract	Premium	Investment	Settlement	Operating	Premiums
	Expenses	Liabilities	Revenue	Income*	Expenses	Expenses*	Written

Year ended December 31, 2007
Individual life	$9,356	$3,022,245	$220,254	$190,857	$327,056	$121,955	$458,224
Group life and health	—	21,987	59	87	82	169	842
Annuity	3,254	6,376,624	1,733,434	292,312	1,819,676	220,350	1,733,442

	$12,610	$9,420,856	$1,953,747	$483,256	$2,146,814	$342,474	$2,192,508

Year ended December 31, 2006
Individual life	$9,301	$2,994,440	$380,317	$206,245	$383,320	$110,940	$469,739
Group life and health	—	22,342	63	92	(1,841)	132	912
Annuity	2,887	5,024,763	1,297,469	345,394	1,427,300	166,978	1,297,479

	$12,188	$8,041,544	$1,677,849	$551,732	$1,808,779	$278,050	$1,768,130

Year ended December 31, 2005
Individual life	$10,236	$2,884,596	$335,659	$194,538	$295,876	$112,319	$427,579
Group life and health	15	22,184	74	88	1,469	163	972
Annuity	2,077	4,016,273	1,498,848	188,822	1,462,747	189,970	1,498,860

	$12,328	$6,923,053	$1,834,581	$383,448	$1,760,092	$302,452	$1,927,411

*	Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

Aviva Life and Annuity Company
Reinsurance
(Dollars in Thousands)
Schedule IV

					Percentage of
		Ceded to Other	Assumed From		Amount Assumed
	Gross Amount	Companies	Other Companies	Net Amount	To Net

Year ended December 31, 2007
Life insurance in force	$42,214,028	$32,685,731	$371,544	$9,899,841	4%

Premiums:
Individual life	$458,223	$239,362	$1,393	$220,254	1%
Health	842	783	—	59	—
Annuity	1,733,443	9	—	1,733,434	—

	$2,192,508	$240,154	$1,393	$1,953,747	—%

Year ended December 31, 2006
Life insurance in force	$41,815,311	$32,417,590	$419,394	$9,817,115	4%

Premiums:
Individual life	$469,739	$90,583	$1,161	$380,317	—%
Health	912	849	—	63	—
Annuity	1,297,479	10	—	1,297,469	—

	$1,768,130	$91,442	$1,161	$1,677,849	—%

Year ended December 31, 2005
Life insurance in force	$41,303,660	$32,348,758	$451,419	$9,406,321	5%

Premiums:
Individual life	$427,579	$93,300	$1,380	$335,659	—%
Health	973	899	—	74	—
Annuity	1,498,860	12	—	1,498,848	—

	$1,927,412	$94,211	$1,380	$1,834,581	—%

Financial Statements and Schedules — Statutory Basis
AmerUs Life Insurance Company
Years Ended December 31, 2006 and 2005
With Report of Independent Registered Public Accounting Firm

AmerUs Life Insurance Company
Financial Statements and Schedules — Statutory Basis
Years Ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholder
AmerUs Life Insurance Company
We have audited the accompanying statutory-basis balance sheets of AmerUs Life Insurance Company as of December 31, 2006 and 2005, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flow for the years then ended. Our audit also included the statutory-basis financial statement schedules required by Regulation S-X, Article 7. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.
We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As described in Note 1 to the statutory-basis financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa, which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles are also described in Note 1. The effects on the financial statements of these variances are not reasonably determinable, but are presumed to be material.
In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of AmerUs Life Insurance Company at December 31, 2006 and 2005, or the results of its operations or its cash flow for the years then ended.

1

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AmerUs Life Insurance Company as of December 31, 2006 and 2005, and the results of its operations and its cash flow for the years then ended, in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financials statements taken as a whole, present fairly in all material respects the information set forth therein.
/s/ Ernst & Young LLP
September 29, 2008
Des Moines, Iowa

2

AmerUs Life Insurance Company
Balance Sheets — Statutory Basis
(Dollars in Thousands, Except Per Share Amounts)

	December 31,
	2006	2005

Admitted assets
Cash and invested assets:
Bonds	$7,090,241	$6,231,695
Preferred stocks	267,091	226,869
Common stocks:
Affiliated entities	3,819	3,108
Unaffiliated	111,338	85,718
Mortgage loans on real estate	362,650	305,801
Real estate	29	31
Policy loans	291,745	278,249
Cash and short-term investments	101,523	33,954
Receivable for securities	2,948	327
Derivatives	258,203	107,811
Other invested assets	111,669	110,704

Total cash and invested assets	8,601,256	7,384,267

Accrued investment income	109,379	92,494
Premiums due and deferred, less loading (2006 — $882; 2005 — $1,770)	42,353	43,697
Receivables and other assets	3,453	4,810
Amounts due from affiliates	630	2,409
Federal income tax recoverable	3,147	1,454
Net deferred income tax asset	39,771	34,317
Amounts receivable under reinsurance contracts	28,376	13,417
Separate account assets	841,537	496,196

Total admitted assets	$9,669,902	$8,073,061

See accompanying notes

3

AmerUs Life Insurance Company
Balance Sheets — Statutory Basis (continued)
(Dollars in Thousands, Except Per Share Amounts)

	December 31,
	2006	2005

Liabilities and capital and surplus
Liabilities:
Policy and contract liabilities:
Life and annuity	$7,785,070	$6,657,085
Accident and health	674	1,449
Policy and contract claims	12,188	12,328
Dividends payable to policyholders	54,616	54,832
Premium and other deposit funds	201,184	209,687

Total policy and contract liabilities	8,053,732	6,935,381

Accrued commissions and general expenses	10,897	11,345
Interest maintenance reserve	—	38
Asset valuation reserve	75,878	60,597
Amounts due to affiliates	1,748	459
Guaranty fund assessment	2,500	2,800
Payable for securities	7,395	24

Other liabilities and reserves	222,897	108,840
Borrowed money	11,381	12,005
FHLB beneficial interest contract liability	33,771	23,945
Transfers from separate account	(52,706)	(1,682)
Separate account liabilities	794,290	449,581

Total liabilities	9,161,783	7,603,333

Capital and surplus:
Common stock, $1 per share par value — 10,000,000 shares authorized, issued and outstanding	10,000	10,000
Paid-in surplus	241,227	238,593
Surplus note	50,000	50,000
Unassigned surplus	206,892	171,135

Total capital and surplus	508,119	469,728

Total liabilities and capital and surplus	$9,669,902	$8,073,061

See accompanying notes

4

AmerUs Life Insurance Company
Statements of Operations — Statutory Basis
(Dollars in Thousands)

	Year ended December 31,
	2006	2005

Premiums and other revenues:
Life and annuity considerations for life and accident and health policies and contracts	$1,677,849	$1,834,581
Considerations for supplementary contracts with life contingencies	1,578	833
Net investment income	551,732	383,448
Amortization of interest maintenance reserve	3,015	3,348
Commissions and expense allowances on reinsurance ceded	5,610	7,311
Net gain from operations from Separate Accounts	3,787	6,918
Other revenue	24	6

Total premiums and other revenues	2,243,595	2,236,445

Benefits and expenses:
Benefits paid or provided for:
Surrender benefits	540,842	437,476
Death benefits	59,942	57,454
Other benefits	77,469	53,561
Increase in policy reserves	1,127,211	1,208,426
Interest on policy or contract funds	3,315	3,175

Total benefits	1,808,779	1,760,092

Commissions	209,482	228,187
General expenses	59,603	65,446
Insurance taxes, licenses, and fees	9,835	10,691
Increase in loading of deferred and uncollected premium	(888)	(1,926)
Other expense	18	54

Total benefits and expenses	2,086,829	2,062,544

Net gain from operations before dividends to policyholders, federal income taxes, and net realized capital gains (losses)	156,766	173,901
Dividends to policyholders	53,744	54,110

Net gain from operations before federal income taxes and net realized capital gains (losses)	103,022	119,791
Federal income taxes	20,780	44,357

Net gain from operations before net realized capital gains (losses)	82,242	75,434
Net realized capital gains (losses)	(1,659)	20,133

Net income	$80,583	$95,567

See accompanying notes

5

AmerUs Life Insurance Company
Statements of Changes in Capital and Surplus — Statutory Basis
(Dollars in Thousands)

	Common	Paid-in	Surplus	Unassigned	Total Capital and
	Stock	Surplus	Note	Surplus	Surplus
Balance at January 1, 2005	$10,000	$201,905	$50,000	$89,600	$351,505
Net income	—	—	—	95,567	95,567
Change in net deferred income tax	—	—	—	26,907	26,907
Change in net unrealized capital gains (losses)	—	—	—	(10,170)	(10,170)
Change in nonadmitted assets	—	—	—	(20,619)	(20,619)
Change in asset valuation reserve	—	—	—	(1,515)	(1,515)
Reinsurance transactions	—	—	—	(8,635)	(8,635)
Capital contribution	—	36,688	—	—	36,688

Balance at December 31, 2005	10,000	238,593	50,000	171,135	469,728
Net income	—	—	—	80,583	80,583
Change in net deferred income tax	—	—	—	3,821	3,821
Change in net unrealized capital gains (losses)	—	—	—	(1,372)	(1,372)
Change in nonadmitted assets	—	—	—	(28,838)	(28,838)
Change in asset valuation reserve	—	—	—	(15,281)	(15,281)
Other changes in separate account surplus	—	—	—	(3,156)	(3,156)
Capital contribution	—	2,634	—	—	2,634

Balance at December 31, 2006	$10,000	$241,227	$50,000	$206,892	$508,119

See accompanying notes

6

AmerUs Life Insurance Company
Statements of Cash Flow — Statutory Basis
(Dollars in Thousands)

	Year ended December 31,
	2006	2005

Operating activities
Premiums, policy proceeds net of reinsurance paid	$1,681,459	$1,838,109
Net investment income received	435,104	372,484
Commissions and expense allowances received on reinsurance ceded	6,449	8,145
Benefits paid	(698,661)	(548,301)
Insurance expenses paid	(280,719)	(302,866)
Dividends paid to policyholders	(53,958)	(54,025)
Federal income tax paid	(20,132)	(74,632)
Net transfers to (from) separate accounts	(51,024)	13,283

Net cash provided by operating activities	1,018,518	1,252,197

Investment activities
Proceeds from sales, maturities, or repayments of investments:
Bonds	1,934,553	1,223,920
Stocks	16,375	89,227
Mortgage loans on real estate	44,892	27,773
Other invested assets	9,738	4,607

Total investment proceeds	2,005,558	1,345,527

Cost of investments acquired:
Bonds	(2,827,528)	(2,482,440)
Stocks	(81,941)	(14,876)
Mortgage loans on real estate	(101,906)	(95,499)
Other invested assets	(43,596)	(26,092)

Total costs of investments acquired	(3,054,971)	(2,618,907)
Net change in policy loans	(13,496)	3,366

Net cash used in investment activities	(1,062,909)	(1,270,014)

Financing and miscellaneous activities
Capital and surplus paid-in	2,634	36,688
Net deposits of deposit-type contracts	(8,503)	1,242
Borrowed funds repaid	(624)	(583)
Other cash (used) applied	118,453	(27,880)

Net cash provided by financing and miscellaneous activities	111,960	9,467

Net change in cash and short-term investments	67,569	(8,350)
Cash and short-term investments:
Beginning of year	33,954	42,304

End of year	$101,523	$33,954

See accompanying notes

7

AmerUs Life Insurance Company
Notes to Financial Statements — Statutory Basis
(Dollars in Thousands)
1. Nature of Operations and Significant Accounting Policies
Organization
AmerUs Life Insurance Company (the Company) is a wholly-owned subsidiary of AmerUs Group Co. (AGC). On November 15, 2006, AGC merged with Libra Acquisition Corporation, an Iowa corporation and an indirect wholly owned subsidiary of Aviva plc, a public limited company incorporated under the laws of England and Wales (Aviva). AGC continued after the merger as the surviving corporation and an indirect wholly owned subsidiary of Aviva.
The Company’s operations consist primarily of underwriting, marketing, and distributing life insurance, annuities, and related products to individuals through a career agent system and a personal producing general agent system. The Company is licensed in the District of Columbia and all states except New York.

The Company established a Closed Block on June 30, 1996 in connection with the reorganization of the Company to a stock form. Insurance policies which had a dividend scale in effect at the time of the reorganization were included in the Closed Block. The Closed Block was designed to give reasonable assurance to owners of affected policies that assets will be available to support such policies, including maintaining dividend scales in effect at the time of the reorganization, if the experience underlying such scales continues. The assets allocated to the Closed Block, including revenue therefrom, will accrue solely to the benefit of the owners of policies included in the block until the block is no longer in effect. Payment of dividends on Closed Block policies will be supported by Closed Block assets; however, in the unlikely event the Closed Block assets are insufficient to meet minimum policy obligations, dividend payments will be made from the general funds.
Effective September 20, 2005, American Vanguard Life Insurance Company (AVL), a wholly-owned subsidiary, was merged with and into the Company. AVL was domiciled in Iowa and had no policyholders or insurance reserves at the time of the merger. All common stock shares of AVL were cancelled and no shares of stock were issued in the transaction. See note 14 for additional information.

8

AmerUs Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
Basis of Presentation
The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.
The accompanying financial statements have been prepared on the basis of accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa, which practices differ in some respects from accounting principles generally accepted in the United States (GAAP). The Insurance Division, Department of Commerce, of the State of Iowa recognizes only statutory accounting practices prescribed or permitted by the State of Iowa for determining and reporting the financial condition and results of operations of an insurance company, for determining its solvency under Iowa Insurance Law. The Accounting Practices and Procedures Manual of the National Association of Insurance Commissioners (NAIC) has been adopted as a component of prescribed or permitted practices by the State of Iowa. The Iowa Commissioner of Insurance has the right to permit specific practices that deviate from those set forth in the NAIC’s Accounting Practices and Procedures Manual. The Company has not followed any permitted accounting policies that deviate from those set forth in NAIC’s Accounting Practices and Procedures Manual in the preparation of the financial statements included herein.
The more significant of these differences from GAAP are as follows:
Investments: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or fair value based on their rating by the NAIC; for GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading, or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in operations for those designated as trading and as a separate component of capital and surplus for those designated as available-for-sale. Fair value for statutory purposes is based on the price published by the Securities Valuation Office of the NAIC (SVO), if available, whereas fair value for GAAP is based on quoted market prices.
Beginning in 2006, hybrid securities, not classified as debt by the SVO, are reported as

9

AmerUs Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
preferred stock. Hybrid securities, as defined by the NAIC, are securities designed with characteristics of both debt and equity and provide protection to the issuer’s senior note holders. As a result, $35,187 of securities previously classified as bonds by the Company have been reclassified as preferred stock for the year ended December 31, 2006. Although the classification has changed, these hybrid securities continue to meet the definition of a bond, in accordance with SSAP No. 26, Bonds, excluding Loan-backed and Structured Securities and there fore, are reported at amortized cost based upon their NAIC rating. A corresponding reclassification was not made as of December 31, 2005.
All single class and multi-class mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using either the retrospective or prospective methods. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the undiscounted estimated future cash flows. For GAAP purposes, all securities, purchased or retained, that represent beneficial interests in securitized assets (e.g., CMO, CBO, CDO, CLO, MBS and ABS securities), other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to fair value. If high credit quality securities are adjusted, the retrospective method is used.
Derivative instruments used in hedging transactions that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability (e.g., amortized cost or fair value with the net unrealized capital gains (losses) reported in unassigned surplus along with any adjustment for federal income taxes). Embedded derivatives are not accounted for separately from the host contract. Under GAAP, all derivatives are reported on the balance sheet at fair value, the effective and ineffective portions of a single hedge are accounted for separately, an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value and the changes in the fair value are recorded as unrealized gains or unrealized losses (referred to as fair value accounting) directly to unassigned surplus rather than to income as required under GAAP. Derivatives used as economic hedges (not accounting hedges) include derivatives hedging fixed indexed products which are recorded at fair value with the changes in fair values

10

AmerUs Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
included in net investment income as prescribed by SSAP 86 and interpreted by Bulletin 06-01 issued by the Insurance Division of the State of Iowa.
Investments in real estate are reported net of related obligations. Under GAAP, real estate is reported on a gross basis.
Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.
The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus, rather than being included as a component of earnings as would be required under GAAP.
Valuation Reserves: Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the individual security sold. That net deferral is reported as the “interest maintenance reserve” (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses would be reported in the statement of operations on a pretax basis in the period that the assets giving rise to the gains or losses are sold.
The “asset valuation reserve” (AVR) provides a valuation allowance for invested assets. The AVR is determined by NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.
Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves; for universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy

11

AmerUs Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.
Nonadmitted Assets: Certain assets designated as “nonadmitted,” principally certain deferred income tax assets, past-due agents’ balances, furniture and equipment, unsecured loans or cash advances to officers or agents, company’s stock as collateral for loans, non-bankable checks, and trade names and other intangible assets, and other assets not specifically identified as an admitted asset within the NAIC Accounting Practices and Procedures Manual, are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet.
Universal Life and Annuity Policies: Revenues for universal life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received and benefits incurred represent the total of surrender and death benefits paid and the change in policy reserves. Premiums received and benefits incurred for annuity policies without mortality or morbidity risk are recorded using deposit accounting, and recorded directly to an appropriate policy reserve account, without recognizing premium income or benefits paid. Interest on these policies is reflected in other benefits. Under GAAP, for universal life, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values. Under GAAP, for all annuity policies without significant mortality risk, premiums received and benefits paid would be recorded directly to the reserve liability.
Benefit Reserves: Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.
Reinsurance: Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required by GAAP.
Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.
Employee Benefits: For purposes of calculating the Company’s pension and post-retirement benefit obligations, only vested participants and current retirees are

12

AmerUs Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
included in the valuation. Under GAAP, active participants not currently eligible also would be included.
Deferred Income Taxes: Deferred income tax assets are limited to: 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse by the end of the subsequent calendar year, plus 2) the lesser of the remaining gross deferred income tax assets expected to be realized within one year of the balance sheet date or 10% of capital and surplus excluding any net deferred income tax assets, EDP equipment and operating software and any net positive goodwill, plus 3) the amount of remaining gross deferred income tax assets that can be offset against existing gross deferred income tax liabilities. The remaining deferred income tax assets are nonadmitted. Deferred income taxes do not include amounts for state taxes. Under GAAP, state taxes are included in the computation of deferred income taxes, a deferred income tax asset is recorded for the amount of gross deferred income tax assets expected to be realized in future years, and a valuation allowance is established for deferred income tax assets not realizable.
Policyholder Dividends: Policyholder dividends are recognized when declared rather than over the term of the related policies as required by GAAP.
Surplus Notes: Surplus notes are reported as a component of statutory capital and surplus rather than as GAAP liabilities.
Statements of Cash Flow: Cash and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.
Subsidiaries: The accounts and operations of the Company’s subsidiaries are not consolidated with the accounts and operations of the Company as would be required by GAAP.

13

AmerUs Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
A reconciliation of 2005 net income and capital and surplus of the Company as determined in accordance with statutory accounting practices prescribed by the Insurance Division, Department of Commerce, of the State of Iowa to amounts determined in accordance with GAAP is as follows:

		Capital and
	Net Income	Surplus
	December 31,	December 31,
	2005	2005
As presented herein	$95,567	$469,728
Add (deduct):
Investments	(41,009)	114,837
Policy reserves	(213,013)	(641,832)
DAC and VOBA	252,589	1,025,400
Nonadmitted assets	—	51,509
Income taxes	32,422	(138,796)
Dividend liability	(9,444)	(53,642)
Surplus Notes	—	(50,000)
Lending obligations	—	—
AVR and IMR	(9,841)	60,433
Other	(40)	(66,940)

GAAP-basis amounts	$107,231	$770,697

As a result of the acquisition of AGC and subsidiaries by Aviva, GAAP financial statements are no longer available for the Company. Therefore, GAAP amounts are not available for the year ended December 31, 2006, although the variances from GAAP are presumed to be material.
Other significant accounting practices follow:
Investments
Bonds, preferred stocks, unaffiliated/affiliated common stocks, short-term investments, derivatives, mortgage loans, policy loans, other invested assets and realized capital gains and losses are stated at values prescribed by the NAIC, as follows:

14

AmerUs Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
Bonds not backed by other loans are principally stated at amortized cost using the interest method.
Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities, except principal-only and interest-only securities, which are valued using the prospective method.
Redeemable preferred stocks that have characteristics of debt securities and are rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost or market value. Nonredeemable preferred stocks are reported at market value or lower of cost or market value as determined by the Securities Valuation Office of the NAIC (SVO) and the related net unrealized capital gains or losses are reported in unassigned surplus along with any adjustment for federal income taxes.
Unaffiliated common stocks are reported at market value as determined by the SVO and the related net unrealized capital gains or losses are reported in unassigned surplus. The related adjustment for federal income taxes is included in deferred income taxes in unassigned surplus.
The Company’s investments in unconsolidated subsidiaries and affiliates are reported at GAAP book value. The net change in the underlying book value of the subsidiaries and affiliates attributable to the Company is included as a direct charge to unassigned surplus as the change in unrealized capital gains/losses.
There are no restrictions on common or preferred stock.
Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.
Mortgage loans are reported at unpaid principal balances, less allowance for impairments. A mortgage loan is considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines foreclosure is probable, the impairment is other than temporary; the mortgage loan is written down and a realized loss is

15

AmerUs Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
recognized.
Policy loans are valued at unpaid principal balances.
Other invested assets primarily consist of partnerships and joint ventures, which are accounted for by the equity method of accounting.
The carrying amounts of all investments are reviewed on an ongoing basis for credit deterioration. If this review indicates a decline in fair value that is other than temporary, the carrying amounts of the investment is reduced to its estimated realizable value, or fair value, and a specific write down is taken. Such reductions in carrying amount are recognized as realized losses on investments.
Realized capital gains and losses are determined on the basis of specific identification and are recorded net of related federal income taxes. The AVR is established by the Company to provide for potential losses in the event of default by issuers of certain invested assets. These amounts are determined using a formula prescribed by the NAIC and are reported as a liability. The formula for the AVR provides for a corresponding adjustment for realized gains and losses. Under a formula prescribed by the NAIC, the Company defers, in the IMR, the portion of realized gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the security.
Changes in nonadmitted asset carrying amounts of bonds, mortgage loans on real estate, and redeemable and non-redeemable preferred stocks are credited directly to unassigned surplus.
Derivatives
The Company utilizes derivative instruments which may include the following:
Interest Rate Swaps—The Company uses interest rate swaps to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount. Generally, no cash is exchanged at the outset of the contract and neither party makes principal payments.

16

AmerUs Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
Credit Default Swaps—Credit default swaps are used to synthetically create the characteristics of a bond (RSAT) or hedge credit risk. An RSAT is created by coupling a bond with a credit default swap to create a synthetic instrument that is cheaper than its cost in the cash market or one which has better default characteristics. These agreements provide the Company with a periodic premium to compensate it for accepting credit risk and are used to enhance investment income and improve the default characteristics of the portfolio. The exposure amount of such agreement, which is usually the notional amount, is equal to the maximum proceeds that must be paid by a counterparty for a defaulted security. Should a credit event occur on a reference entity, a counterparty would be required to pay the notional amount in exchange for receipt of an obligation of the reference entity. Generally, there is no cash requirement at the initiation of the credit default swap contract.
Credit Default Swaptions—A default swaption is an option to enter into a credit default swap at no cost at a given option maturity. The cost of the option is paid upfront. Credit default swaptions may be used to enhance income. This occurs when the Company, which has an exposure to the underlying credit default swap, sells a swaption and collects the cost of the option. Swaptions can also be used to hedge credit risk.
Options—The Company offers fixed indexed products. These contracts credit interest based on certain indices, primarily the Standard & Poor’s 500 Composite Stock Price Index (S&P). Under over-the-counter (OTC) option contracts, call options are purchased to hedge the growth in interest credited to the customer as a direct result of increases in the related indices. Upon maturity, the Company will receive the market value of the call option. The parties with whom the Company enters into OTC option contracts are financial institutions with long-lasting, superior performance history which minimizes the credit risk associated with such contracts.
Futures—Under exchange-traded futures contracts, the Company agrees to purchase a specified number of contracts with other parties and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. Futures contracts are purchased to hedge the growth in interest credited to the customer as a direct result of increases in the related indices. The parties with whom the Company enters into exchange-traded futures are regulated futures commission’s merchants who are members of a trading exchange.
Interest Rate Caps and Floors—The Company purchases interest rate caps and floors to mitigate the asset/liability risks of a significant and sustained increase or decrease,

17

AmerUs Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
respectively, in interest rates. The parties with whom the Company enters into cap and floor contracts are financial institutions with long-lasting, superior performance history which minimizes the credit risk associated with such contracts. The Company pays a premium at the outset of the contract and will receive cash payments when rates rise above the strike on the cap or fall below the strike on the floor.
The Company may use additional derivative instruments for hedging or limited income generation purposes.
Interest rate swaps are generally recorded at fair value each reporting period with changes in fair value recorded as unrealized gains or losses and included in surplus in accordance with SSAP 86. Cash which is exchanged as the difference between fixed and floating interest rates is recognized in the summary of operations through investment income. If the contract is terminated prior to maturity, a realized gain or loss is reported in the summary of operations for the amount of cash exchanged in order to close the contract.
Credit default swaps may be considered replication transactions and are carried at amortized cost. The premiums received are accrued and recognized in the summary of operations through investment income over the life of the agreements. A capital loss would be recorded on the date of default, through the summary of operations, to reflect the difference between the notional amount paid and the fair value of the bonds received.
Among the products offered by the Company are indexed universal life insurance and indexed annuities. These products allow a portion of the premium to earn interest based on certain indices, primarily the Standard & Poor’s 500 Composite Stock Price Index (S&P). Call options are purchased to hedge the growth in interest credited to the customer as a direct result of increases in the related indices. The derivatives hedging these indexed products are recorded at fair value each reporting period. In 2006, the Insurance Division, Department of Commerce, of the State of Iowa issued Bulletin 06-01 Accounting for Derivative Instruments Used to Hedge the Growth in Interest Credited for Index Products (Bulletin). This Bulletin prescribes that changes in the fair value of derivative instruments purchased to hedge indexed products be recognized in the summary of operations. The Company adopted the accounting prescribed by this Bulletin effective January 1, 2006 and has recorded the change in fair value of its call options that hedge its indexed products in the net investment income line of its summary of operations. Applying the treatment as prescribed by the Bulletin caused net income to be increased by $80,517. The application of the Bulletin did not impact unassigned surplus. Prior to 2006, the changes in fair value were recorded as unrealized gains and losses in surplus.

18

AmerUs Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
Interest rate caps and floors are recorded at fair value each reporting period with changes in fair value recorded as unrealized gains or losses and included in surplus in accordance with SSAP 86. Cash payments received when rates rise above the strike on the cap or fall below the strike on the floor are recognized in the summary of operations through investment income.
Derivative instruments that qualify for special hedge accounting are valued and reported in a manner consistent with the hedged asset or liability. To qualify for special hedge accounting, the Company must maintain specific documentation regarding the risk management objectives of the hedge and demonstrate on an ongoing basis that the hedging relationship remains highly effective.
There are no derivative positions for which the Company has done a calculation to determine hedge effectiveness since the Company does not have any hedges which qualify. There are no derivative positions which are accounted for as cash flow hedges of a forecast transaction.
The fair values for the Company’s derivative securities are based on settlement values, quoted market prices of comparable instruments, fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing (guarantees, loan commitments) or, if there are no relevant comparables, on pricing models or formulas using current assumptions (interest rate swaps).
Separate Accounts
Separate account assets and liabilities reported in the balance sheet represent funds that are separately administered, principally for funding agreements. Separate account assets, which are primarily bonds, are reported at amortized cost.
Premiums and Annuity Considerations
Revenues for policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received and benefits incurred represent the total of surrender and death benefits paid and the change in policy reserves. These revenues are recognized when due. Premiums received and benefits paid for annuity policies without mortality or morbidity risk are recorded using deposit accounting, and recorded directly to an appropriate policy reserve account, without recognizing premium

19

AmerUs Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
income or benefits paid.
Deferred and uncollected life insurance premiums represent annual or fractional premiums, either due and uncollected or not yet due, where policy reserves have been provided on the assumption that the full premium for the current year has been collected.
Policy Reserves and Funds
Policy reserves for life and annuity contracts are developed using accepted actuarial methods. Reserves for individual life insurance policies issued prior to July 1, 1980, are computed using primarily the net level premium method. At December 31, 2006 and 2005, reserves of approximately $2,114,437 and $1,960,060, respectively, were computed using the Commissioner’s Reserve Valuation Method. Annuity policy reserves are determined using the Commissioner’s Annuity Reserve Valuation Method. The effect of the use of these reserve methods is to partially offset the effect of immediately expensing acquisition costs by providing a policy reserve increase in the first policy year which is less than the reserve increase in renewal years.
Tabular interest, tabular less actual reserves released, and tabular cost have been determined by formula. Tabular interest on funds not involving life contingencies has also been determined by formula.
Accident and health policy reserves are calculated using statistical analysis to develop and estimate the ultimate net cost of reported and unreported losses. The reserves also include an amount for unearned premiums determined by prorating the premiums received over the terms of the policies and active-life mid-terminal reserves for individual non-cancelable and guaranteed renewable policies using the net level premium method.
From time to time, the Company finds it desirable or necessary to strengthen or de-strengthen certain policyholders’ reserves because of new information, subsequent developments, or changes in actuarial assumptions. Reserve changes resulting from such determinations are charged or credited directly to unassigned surplus. No such changes occurred during the years ended December 31, 2006 or 2005.

20

AmerUs Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
The following percentages summarize the mortality tables used to compute policy reserves on a net basis:

	December 31,
	2006		2005
	Amount	Percent	Amount	Percent

Life insurance — Commissioners (1941, 1958, 1980, 2001 Standard Ordinary Mortality (2.0 — 7.5%))	$2,899,072	37.24%	$2,773,910	41.67%
Annuities (3.5 — 11.25%)	4,727,735	60.73	3,723,853	55.94
Other (2.25 — 11.25%)	158,263	2.03	159,322	2.39

Total	$7,785,070	100.00%	$6,657,085	100.00%

Dividends to Policyholders
Participating policies entitle the policyowners to receive dividends based on actual interest, mortality, morbidity, and expense experience for the related policies. These dividends are distributed to the policyowners through an annual dividend using current dividend scales, which are approved by the Board of Directors. As of December 31, 2006 and 2005, approximately 73% and 74% of traditional life policies were paying dividends. Traditional life policies represented approximately 53% and 55% of the Company’s individual life policies in force at December 31, 2006 and 2005, respectively.
The method of accounting for policyholder dividends is based upon dividends credited annually to policyholders on their policy anniversary date plus the change from the prior period on one year’s projected dividend liability on policies in force at the statement date. The amount of dividends incurred for the year ended December 31, 2006 and 2005, was $53,744 and $54,110 respectively. There was no additional income allocated to participating policyholders.
Reinsurance
Reinsurance premiums and benefits paid or provided are accounted for on a basis consistent with those used in accounting for the policy as originally issued and with the terms of the reinsurance contracts.
Guaranty Fund Assessments
The Company is assessed amounts by state guaranty funds to cover losses to policyholders of insolvent or rehabilitated insurance companies. Those mandatory

21

AmerUs Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
assessments may be partially recovered through a reduction in future premium taxes in certain states. A liability for guaranty fund assessments is accrued after an insolvency has occurred. The Company has no knowledge of new insolvencies and has received no assessments on new insolvencies during 2006 that would have a material adverse financial statement effect. At December 31, 2006 and 2005, the Company has $2,500 and $2,800, respectively, accrued for guaranty fund assessments. Guaranty fund assets at December 31, 2006 and 2005 were $3,215 and $3,516, respectively.
Reclassifications
Certain 2005 amounts in the Company’s statutory basis financial statements have been reclassified to conform to the 2006 financial statement presentation.
2. Investments
The amortized cost and fair value of investments in bonds, preferred stocks and common stocks are summarized as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

December 31, 2006
Bonds:
United States Government and agencies	$51,142	$141	$395	$50,888
State and political subdivisions	42,706	437	369	42,774
Foreign governments	68,420	4,433	745	72,108
Corporate securities	6,031,199	119,319	110,357	6,040,161
Asset-backed securities	329,354	5,342	3,029	331,667
Commercial mortgage-backed	165,642	1,544	2,065	165,121
Mortgage-backed securities	401,778	1,215	6,610	396,383

Total bonds	$7,090,241	$132,431	$123,570	$7,099,102

Preferred stocks	$267,091	$6,023	$1,736	$271,378

Common stocks
Affiliated	$3,516	$303	$—	$3,819
Unaffiliated	111,182	156	—	111,338

Common stocks	$114,698	$459	$—	$115,157

22

AmerUs Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

December 31, 2005
Bonds:
United States Government and agencies	$81,798	$541	$1,146	$81,193
State and political subdivisions	25,331	478	208	25,601
Foreign governments	55,522	4,324	480	59,366
Corporate securities	5,183,487	152,431	62,838	5,273,080
Asset-backed securities	117,015	1,193	914	117,294
Commercial mortgage-backed	241,213	2,339	3,547	240,005
Mortgage-backed securities	527,329	861	10,176	518,014

Total bonds	$6,231,695	$162,167	$79,309	$6,314,553

Preferred stocks	$226,869	$3,469	$1,053	$229,285

Common stocks
Affiliated	$3,109	$—	$1	$3,108
Unaffiliated	85,718	—	—	85,718

Common stocks	$88,827	$—	$1	$88,826

The Company invests in certain private placement debt securities for which fair values are not readily available. Fair value is determined by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments. At December 31, 2006 and 2005, the Company owned private placement debt securities valued at amortized cost of approximately $761,140 and $524,290, respectively, with fair values of $772,393 and $543,209, respectively.
The Company has no investments in joint venture, partnerships or limited liability companies that exceed 10% of its admitted assets.
A summary of the amortized cost and fair value of the Company’s investments in bonds at December 31, 2006, by contractual maturity, is as follows:

	Amortized
	Cost	Fair Value

Due in one year or less	$142,863	$145,956
Due after one year through five years	1,041,862	1,061,038
Due after five years through ten years	2,186,881	2,173,434
Due after ten years	3,316,857	3,322,291
Mortgage-backed securities	401,778	396,383

Total	$7,090,241	$7,099,102

23

AmerUs Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
The expected maturities in the foregoing table may differ from the contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

Proceeds from sales of bonds and related gross realized gains and losses were as follows:

	Year ended December 31,
	2006	2005

Proceeds	$1,421,024	$769,218

Gross realized gains	20,502	15,353
Gross realized losses	(43,263)	(17,193)

Net realized losses	$(22,761)	$(1,840)

Gross realized losses for the years ended December 31, 2006 and 2005 include $53 and $0, respectively, which relate to losses recognized on other than temporary declines in fair values of bonds.
In the course of the Company’s asset management, securities have been sold and reacquired within 30 days of the sale date to enhance the Company’s yield on its investment portfolio. The details by NAIC designation 3 or below of securities sold during 2006 and reacquired within 30 days of the sale date are:

			Book value	Cost of
		Number of	of assets	repurchased
Year to Date	Rating	Transactions	sold	assets	Gain

Bonds	NAIC 4	4	$1,534	$1,560	$32
Bonds	NAIC 5	1	250	251	3
The Company participates in a securities lending program whereby certain fixed maturity securities from the investment portfolio are loaned to other institutions for a short period of time. The Company receives a fee in exchange for the loan of securities and requires initial collateral equal to 102%, with an on-going level of 100%, of the fair value of the loaned securities to be separately maintained. Securities with a fair value of $102,637 and $101,048 were on loan under the program at December 31, 2006 and 2005, respectively. The Company had cash collateral under its control of $106,287 and $104,464 at December 31, 2006 and 2005, respectively. Since the Company does not have general use of the collateral, the collateral is not reflected in the accompanying statutory statements of admitted assets, liabilities and surplus.

24

AmerUs Life Insurance Company
Notes to Financial Statements – Statutory Basis (continued)
(Dollars in Thousands)
At December 31, 2006 and 2005, investments with carrying amounts of $7,707,281 and $6,911,716, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.
The Company’s investments in mortgage loans on real estate consist primarily of commercial mortgage loans made on a full recourse basis and at fixed loan rates. During 2006, the Company issued mortgage loans with interest rates ranging from 5.54% to 6.50%. The Company manages its credit risk associated with these loans by diversifying its mortgage portfolio by property type and geographic location. The maximum percentage of any one loan to the value of the underlying real estate origination was 87.18%.
The portfolio credit risk for mortgage loans was concentrated in the following geographic regions:

	December 31,
	2006	2005

North Central	$77,780	$75,863
South Central	61,482	54,482
South Atlantic	74,955	61,425
Pacific	56,643	42,886
Mountain	48,052	29,036
Atlantic	29,531	27,559
New England	14,207	14,550

Total mortgage loans	$362,650	$305,801

All mortgage loans at December 31, 2006 and 2005 were loans in good standing.
During 2006, the Company did not reduce interest rates on outstanding mortgage loans. The recorded investments in restructured loans at December 31, 2006 and 2005 were $0 and $5,868, respectively. The realized capital losses related to these loans for the years ended December 31, 2006 and 2005 were $0 and $1,400, respectively. There were no impaired loans with a related allowance for credit losses at December 31, 2006 and 2005. At December 31, 2006 and 2005, there were no taxes, assessments or amounts which had been advanced but not repaid and not included in the mortgage loan. The Company accrues interest income on impaired loans to the extent deemed collectible (delinquent less than 90 days) and the loan continues to perform under its original or restructured

25

AmerUs Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
contractual terms. Interest income on nonperforming loans generally is recognized on a cash basis.
Due and accrued income is excluded from investment income for mortgage loans in foreclosure, delinquent more than 90 days or where collection of interest is uncertain and for real estate where rent is in arrears for more than three months. There are no amounts excluded as of December 31, 2006 and 2005.
Major categories of investment income are summarized as follows:

	Year ended December 31,
	2006	2005

Income:
Bonds	$393,643	$332,558
Preferred stocks	17,805	16,803
Common stocks	1,768	851
Mortgage loans on real estate	22,420	19,352
Derivative instruments	124,431	15,719
Policy loans	17,337	17,842
Short-term investments	2,366	1,294
Other invested assets	2,297	4,837
Other, net	—	1,370

Total gross investment income	582,067	410,626

Less investment expenses	30,335	27,178

Net investment income	$551,732	$383,448

26

AmerUs Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
Realized capital gains (losses) are reported net of federal income taxes and amounts transferred to the IMR as follows:

	Year ended December 31,
	2006	2005

Bonds	$(22,761)	$(1,840)
Stocks	575	29,135
Mortgage loans on real estate	60	(1,401)
Derivatives	(478)	(402)
Other invested assets	1,176	1,362
Other	694	889

Total realized gains (losses) on investments	(20,734)	27,743
Less amount transferred to IMR (net of related taxes of $9,011 in 2006 and $1,906 in 2005)	(16,734)	(3,539)
Federal income tax (expense) benefit	2,341	(11,149)

Net realized gains (losses)	$(1,659)	$20,133

The change in unrealized gains (losses) on investments recorded in surplus is as follows:

	Year ended December 31,
	2006	2005

Bonds	$87	$(68)
Stocks	459	(2,927)
Derivatives	(7,013)	(10,048)
Other invested assets	4,357	2,873

Total change in unrealized losses	$(2,110)	$(10,170)

The following table shows gross unrealized losses and fair value, aggregated by investment category and length of time the individual securities have been in a continuous loss position.

27

AmerUs Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
December 31, 2006

	Less than or equal to		Greater than Twelve
	Twelve Months		Months		Total
		Gross		Gross		Gross
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
Bonds:
United States government agencies	$26,327	$160	$9,864	$235	$36,191	$395
State and political subdivisions	20,823	202	3,834	167	24,657	369
Foreign governments	10,925	191	10,983	554	21,908	745
Corporate securities	1,664,129	31,566	1,565,366	78,791	3,229,495	110,357
Asset-backed securities	124,562	2,051	42,422	978	166,984	3,029
Mortgage-backed securities	122,718	911	277,454	7,764	400,172	8,675

Total bonds	$1,969,484	$35,081	$1,909,923	$88,489	$3,879,407	$123,570

Preferred stocks	$100,800	$922	$20,316	$814	$121,116	$1,736

Common stocks	$—	$—	$—	$—	$—	$—

December 31, 2005

	Less than or equal to		Greater than Twelve
	Twelve Months		Months		Total
		Gross		Gross		Gross
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
Bonds:
United States government agencies	$62,831	$1,012	$4,095	$134	$66,926	$1,146
State and political subdivisions	11,167	208	—	—	11,167	208
Foreign governments	12,327	343	3,834	137	16,161	480
Corporate securities	2,221,503	55,368	142,352	7,470	2,363,855	62,838
Asset-backed securities	41,377	539	9,564	375	50,941	914
Mortgage-backed securities	611,364	12,881	23,070	842	634,434	13,723

Total bonds	$2,960,569	$70,351	$182,915	$8,958	$3,143,484	$79,309

Preferred stocks	$106,558	$1,053	$—	$—	$106,558	$1,053

Common stocks	$—	$1	$—	$—	$—	$1

The evaluation of other-than-temporary impairment (OTTI) for fixed income securities follows a three-step process of 1) screen and identify; 2) assess and document; 3) recommend and approve. In identifying potential OTTI’s, all securities that have a fair

28

AmerUs Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
value that is significantly less than amortized cost are screened. For asset backed securities, an impairment loss is established if the fair value of the security is less than amortized cost and there is an adverse change in estimated cash flows from the cash flows previously projected.
The list of securities identified is subject to a formal assessment to determine if an impairment is other than temporary. Management makes certain assumptions or judgments in its assessment of potentially impaired securities including but not limited to:
•	Company description, industry characteristics and trends, company to industry profile, quality of management, etc

•	Ability and intent to hold the security

•	Severity and duration of the impairment, if any

•	Industry factors

•	Financial factors such as earnings trends, asset quality, liquidity, subsequent events, enterprise valuation, fair value and volatility (among others)
If the determination is that the security is OTTI, it is written down to fair value. The write-down is reviewed and approved by senior management. The difference between amortized cost and fair value is recognized as a realized loss on investment.
At December 31, 2006 and 2005, the Company’s outstanding on and off-balance sheet risks for derivative financial instruments, shown in notional or contract amounts and fair value, are summarized as follows:

	Contract or		Fair Value
	Notional Amount		Asset/(Liability)
	2006	2005	2006	2005

Credit default swaps	$278,515	$28,500	$24,491	$59
Options	4,022,492	2,838,671	239,952	114,483
Futures	2	—	556	357
Interest rate swaps
General account	739,482	326,000	(3,823)	(6,986)
Separate account	241,000	241,000	3,489	6,521
3. Fair Value of Financial Instruments
The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes thereto:

29

AmerUs Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
Cash, Short-Term Investments, Policy Loans, Unaffiliated Common Stock and Other Investments: The carrying amounts reported in the accompanying balance sheets for these instruments approximate fair value.
Investment Securities: Fair values of fixed maturity securities (including bonds and redeemable preferred stocks) are based on quoted market prices or dealer quotes, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services, or in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. The fair values for unaffiliated equity securities are based on quoted market prices.
Mortgage Loans on Real Estate: For all performing fixed interest rate loans, the estimated net cash flows to maturity were discounted to derive an estimated market value using a discount rate based on the loan’s remaining weighted average life and credit quality. Performing variable rate commercial loans and residential loans were valued at the current outstanding balance. Loans which have been restructured, are in foreclosure, are significantly delinquent, or are to affiliates were valued primarily at the lower of the estimated net cash flows to maturity, discounted at a market rate of interest, or the current outstanding principal balance.
Derivative Instruments: Fair values for derivative securities are based on pricing models or formulas using current assumptions.
Policy Reserves: Fair values of the Company’s liabilities under contracts not involving significant mortality or morbidity risks (principally, annuities and supplementary contracts) are stated at the cost the Company would incur to extinguish the liability (i.e., the cash surrender value).
Surplus Notes: The fair value of surplus notes is estimated using discounted cash flow calculations, based on interest rates currently applicable for comparable instruments taking into account the remaining term of the notes and the Company’s credit standing.
Borrowed Money: Fair values for borrowed money is estimated using discounted cash flow analysis based on the current incremental borrowing rate for similar types of borrowing arrangements.

30

AmerUs Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
Separate Account Assets and Liabilities: Fair values of separate account assets and liabilities are based on the carrying value of the underlying funds.
The carrying values and fair values of the Company’s significant financial instruments are as follows:

		December 31,
	2006		2005
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

Admitted Assets
Bonds	$7,090,241	$7,099,102	$6,231,695	$6,314,553
Preferred stocks	267,091	271,378	226,869	229,285
Unaffiliated common stocks	111,338	111,338	85,718	85,718
Mortgage loans on real estate	362,650	363,006	305,801	306,436
Policy loans	291,745	291,745	278,249	278,249
Cash and short-term investments	101,523	101,523	33,954	33,954
Other invested assets	111,669	111,730	110,704	115,278
Derivatives:
Credit default swaps	21,455	24,491	—	59
Options	239,952	239,952	114,483	114,483
Fixed and variable interest rate swaps	(3,760)	(3,823)	(7,300)	(6,986)
Futures	556	556	357	357
Separate account assets	841,537	838,226	496,196	488,784

Liabilities
Policy reserves	$4,928,919	$4,414,661	$3,933,540	$3,867,425
Surplus notes	50,000	59,198	50,000	59,833
Borrowed money	11,381	11,381	12,005	12,005
Separate account liabilities	794,290	794,290	449,581	449,581
4. Reinsurance
At December 31, 2006 and 2005, the Company’s maximum retention limit for acceptance of risk on life insurance was $1,000. The Company has indemnity reinsurance agreements with various companies whereby insurance in excess of this retention limit is reinsured. Insurance inforce ceded to nonaffiliated companies under risk sharing arrangements at December 31, 2006 and 2005, totaled approximately $32,417,590 and $32,331,773, respectively.
The Company received reinsurance recoveries in the amount of $87,894 and $71,207 during 2006 and 2005, respectively. The liability for future policy benefits is stated after

31

AmerUs Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
deductions for amounts applicable to reinsurance ceded to companies, of $168,805 and $156,821 at December 31, 2006 and 2005, respectively.
Total life premiums ceded amounted to $90,593 and $93,313 in 2006 and 2005, respectively. Total life premiums assumed amounted to $1,161 and $1,381 in 2006 and 2005, respectively.
The Company is liable for the portion of the policies reinsured under each of its existing reinsurance agreements in the event the reinsurance companies are unable to pay their portion of any reinsured claim. Management believes that any liability from this contingency is unlikely. However, to limit the possibility of such losses, the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk.
5. Life and Annuity Actuarial Reserves
The Company waives deduction of deferred fractional premiums upon death of the insured, and returns any portion of the premium beyond the date of death, when required by the insurance contract. The reserve for surrender values promised in excess of the legally computed reserves totaled $102,151 and $105,100 at December 31, 2006 and 2005, respectively.
Additional premiums are charged for policies issued on substandard lives according to underwriting classification. Mean reserves are determined by computing the regular mean reserve for the policy and holding an additional one-half of the extra premium charged for the year.

32

AmerUs Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
Withdrawal characteristics of annuity actuarial reserves and deposit liabilities are as follows:

		December 31,
	2006		2005
	Amount	Percent	Amount	Percent

Subject to discretionary withdrawal:
With market value adjustment	$3,298,773	66.6%	$2,010,467	50.8%
At book value less current surrender charge of 5% or more	958,789	19.3	1,273,341	32.1
At book value without adjustment	493,975	10.0	476,615	12.0
Not subject to discretionary withdrawal	204,797	4.1	201,828	5.1

Total annuity reserves and deposit fund liabilities	4,956,334	100.0%	3,962,251	100.0%

Reinsurance ceded	—		—

	$4,956,334		$3,962,251

A reconciliation of total annuity actuarial reserves and deposit fund liabilities is as follows:

	December 31,
	2006	2005

Annuity reserves	$4,727,735	$3,723,853
Supplementary contracts with life contingencies	27,415	28,711
Deposit-type contracts	201,184	209,687

Total annuity reserves and deposit fund liabilities	$4,956,334	$3,962,251

As of December 31, 2006 and 2005, the Company had insurance in force aggregating $572,741 and $1,098,536, respectively, in which the gross premiums are less than the net premiums required by the valuation standards established by the Insurance Division, Department of Commerce, of the State of Iowa. The Company established policy reserves of $10,187 and $8,318 to cover these deficiencies at December 31, 2006 and 2005, respectively.
6. Borrowed Money
Through its membership in the Federal Home Loan Bank (FHLB) of Des Moines, the Company is eligible to borrow under variable rate short-term federal fund arrangements to provide additional liquidity. The borrowings must be secured by eligible collateral such as mortgage loans, non-agency mortgage-backed securities, government or agency securities and guaranteed loans. Total maximum borrowings are determined by the amount of collateral pledged, but cannot exceed 20% – 40% of the Company’s total

33

AmerUs Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
assets dependent upon the internal credit rating. Interest accrues daily and the borrowings may be repaid at any time. There were no outstanding borrowings under these arrangements at December 31, 2006.
At December 31, 2006 and 2005, the Company also had Federal Home Loan Bank community investment long-term advances with a weighted average interest rate of 6.36% and 6.37%, respectively, maturing at various dates through June 2012.
Maturities of borrowed money at December 31, 2006 are as follows for each of the five years and thereafter:

Year ending December 31:
2007	$666
2008	711
2009	522
2010	8,349
2011	959
Thereafter	174

$11,381

At December 31, 2006, the carrying value of the securities assigned to Federal Home Loan Bank as collateral on all borrowed money totaled $11,950.
Interest expense during 2006 and 2005 on these borrowing arrangements was $1,178 and $891, respectively.
7. Federal Income Taxes
The Company files a consolidated federal income tax return with its parent, AmerUs Group Co. for years after 2005. The Company has a written tax sharing agreement that sets forth the manner in which the total combined federal income tax is allocated to each entity that is a party to the consolidation. Prior to 2006, the Company filed a separate federal income tax return.
The Company pays to its parent the amount of taxes or benefits determined as if the Company filed a separate return. The Company receives from its parent the incremental savings realized by the group attributable to the utilization of the Company’s tax attributes in consolidation. Amounts due from its parent for federal income taxes were $2,871 at December 31, 2006.

34

AmerUs Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	December 31,
	2006	2005

Bonds	$3,903	$1,198
DAC	57,997	53,393
Deferred compensation	18,492	19,210
Reserves	23,886	26,684
Nonadmitted assets	8,943	5,475
Policyholder dividends	11,934	12,051
Other	—	939

Total deferred tax assets	125,155	118,950
Nonadmitted deferred tax assets	(35,171)	(36,066)

Admitted deferred tax assets	89,984	82,884

Stocks	(4,069)	(2,780)
Other invested assets	(45,752)	(45,787)
Other	(392)	—

Total deferred tax liabilities	(50,213)	(48,567)

Net admitted deferred tax asset	$39,771	$34,317

The change in net deferred income taxes is comprised of the following:

	December 31,
	2006	2005	Change

Total deferred tax assets	$125,155	$118,950	$6,205
Total deferred tax liabilities	(50,213)	(48,567)	(1,646)

Net deferred tax asset (liability)	$74,942	$70,383	4,559

Tax effect of unrealized gains (losses)			(738)

Change in net deferred income tax			$3,821

Nonadmitted deferred tax assets increased (decreased) $(895) and $21,065 for the years ended December 31, 2006 and 2005, respectively.

35

AmerUs Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
The provisions for incurred federal income taxes on earnings are as follows:

	Year ended December 31,
	2006	2005

Federal income tax on gain from operations	$20,780	$44,357
Federal income tax on net capital gains	(2,341)	11,149

Federal income taxes incurred	$18,439	$55,506

The amounts of federal income taxes incurred that will be available for recoupment in the event of future net losses are $19,661 and $38,510 from 2006 and 2005, respectively.
The provision for federal income taxes incurred is different from that which would be obtained by applying the statutory federal income tax rate to income before income taxes. The significant items causing this difference are as follows:

	Year ended December 31,
	2006		2005
		Effective		Effective
	Amount	Tax Rate	Amount	Tax Rate

Provision at statutory rate	$28,801	35.0%	$51,637	35.0%
Tax-exempt income	(23)	0.0%	(66)	0.0%
Nondeductible expenses	176	0.2%	347	0.2%
Equity compensation deductions	(7,798)	-9.5%	(869)	-0.6%
IMR amortization	(1,055)	-1.3%	(1,172)	-0.8%
Nonadmitted assets	(3,508)	-4.3%	—	0.0%
Separate account surplus	(1,105)	-1.3%	—	0.0%
Amounts related to prior periods	(870)	-1.1%	(17,532)	-11.9%

Total	$14,618	17.7%	$32,345	21.9%

Federal income taxes incurred	$18,439		$55,506
Change in net deferred income taxes	(3,821)		(23,161)

Total statutory income taxes	$14,618		$32,345

36

AmerUs Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
8. Premiums Deferred and Uncollected
Deferred and uncollected life insurance premiums and annuity considerations are summarized as follows:

	December 31,
	2006			2005
	Gross	Loading	Net	Gross	Loading	Net

Ordinary new business	$803	$461	$342	$1,233	$626	$607
Ordinary renewal	42,432	421	42,011	44,234	1,144	43,090
Group life	—	—	—	—	—	—

Total	$43,235	$882	$42,353	$45,467	$1,770	$43,697

9. Employee Benefit Plans
Defined Benefit Pension Plans and Post-Retirement Plans
The Company participates in a qualified, noncontributory defined benefit pension plan sponsored by its parent, AGC, which covered substantially all of the Company’s employees. The Company has no legal obligation for benefits under the plan. The plan provided for benefits based upon years of service and the employee’s compensation. The plan was frozen effective December 31, 2001. AGC allocates pension expense to the Company based on employee headcount for any required contributions to the plan. No contributions were required in 2006 or 2005.
The Company has nonqualified supplemental defined benefit pension plans (SERP) to provide supplemental retirement benefits to certain executives. The measurement date for all defined benefit plans is December 31. During 2006, the Company paid cash and transferred the liability of $3,799 to AGC. The payment was based on the statutory carrying value with no gain or loss recognized.
Estimated future benefit payments for the pensions are shown below:

2007	$405
2008	542
2009	700
2010	714
2011	829
Thereafter	6,022

37

AmerUs Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
The Company previously had a post-retirement benefit plan that provided eligible participants and their dependents with certain medical and dental insurance benefits. The plan was unfunded and the benefits were generally based on a combination of age and years of service at retirement. In 2006, the Company paid cash of $5,161 and transferred the liability for the post-retirement benefit plan to AGC. The payment was based on the statutory carrying value of the liability with no gain or loss recognized. AGC allocated post-retirement benefit expense to the Company based on employee headcount. The allocated expense amounted to $311 in 2006.
The defined benefit pension plans and post-retirement plan funded status, reconciled to amounts recognized in the consolidated financial statements is as follows:

	Post-Retirement		Pension*
	2006	2005	2006	2005

Change in benefit obligation:
Benefit obligation at beginning of year	$4,581	$7,018	$15,399	$3,970
Addition of agent plan	—	—	2,436	10,775
Transfer to parent	(4,581)	—	(3,799)	—
Service cost	—	161	1,221	817
Interest cost	—	308	783	794
Contribution by plan participants	—	109	—	—
Actuarial gain	—	(1,026)	(361)	(161)
Amendments	—	(1,146)	184	—
Benefits paid	—	(843)	(1,867)	(796)

Benefit obligation at end of year	$—	$4,581	$13,996	$15,399

Change in plan assets:
Fair value of plan assets at beginning of year	$—	$—	$—	$—
Actual return on plan assets	—	—	—	—
Employer contribution	—	734	1,867	796
Plan participants’ contributions	—	109	—	—
Benefits paid	—	(843)	(1,867)	(796)

Fair value of plan assets at end of year	$—	$—	$—	$—

38

AmerUs Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)

	Post-Retirement		Pension*
	2006	2005	2006	2005

Funded status:
Accumulated benefit obligation at end of year	$—	$(4,581)	$(11,565)	$(13,434)
Projected benefit obligation at end of year	—	(4,581)	(13,995)	(15,399)
Market value of plan assets at end of year	—	—	—	—

Funded status	—	(4,581)	(13,995)	(15,399)

Unamortized prior service cost	—	(1,005)	155	—
Unrecognized net loss	—	270	(374)	98

Accrued liabilities	$—	$(5,316)	$(14,214)	$(15,301)

Benefit obligation for non-vested employees	$—	$697	$—	$—

Components of net periodic benefit cost:
Service cost	$—	$161	$1,221	$817
Interest cost	—	308	783	794
Amortization of incremental asset	—	—	—	—
Amortization of transition obligation	—	—	—	—
Amortization of actuarial loss	—	—	—	39
Amount of prior service cost recognized	—	48	28	—

Net periodic benefit cost	$—	$517	$2,032	$1,650

	Post-Retirement		Pension*
	2006	2005	2006	2005

Weighted Average Assumptions
Discount rate	N/A	5.5%	5.8%	5.5%
Initial weighted health care cost PRE 65 trend rate	N/A	10.0%	N/A	N/A
Initial weighted health care cost POST 65	N/A	10.0%	N/A	N/A
Ultimate health care cost trend	N/A	5.0%	N/A	N/A
Years to ultimate trend	N/A	5	N/A	N/A

*	SERP Plan
Defined Contribution Plans
The Company participates in a qualified defined contribution savings and retirement plan. The plan is a qualified 401(k) plan for officers and employees. Company contributions are non-discretionary and consist of a matching contribution of an amount equal to 125 percent of the first 4 percent of employee contributions and an annual core contribution of an amount equal to 4 percent of annual employee compensation. Compensation expense

39

AmerUs Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
for the employer match and annual contribution amounted to $1,119 and $980 in 2006 and 2005, respectively.
The Company has a nonqualified defined contribution pension plan covering directors. The Company incurred $20 and $22 of expense in 2006 and 2005, respectively. Accumulated benefits of this plan were $401 and $728 at December 31, 2006 and 2005, respectively.
Other Benefit Plans
The Company has nonqualified benefit, deferred compensation and bonus plans covering certain agents, directors and officers in addition to the defined benefit plans previously described. Accumulated benefits of these plans are primarily unfunded and are included in other liabilities and reserves as of December 31, 2006 and 2005, amounting to $40,305 and $36,731 respectively. Total expense for these plans amount to $2,711 and $4,308 for 2006 and 2005 respectively.
10. Related-Party Transactions
On December 11, 1996, the Company issued a $50,000 (par value) surplus note with an interest rate of 9.0% due December 11, 2016, to its parent AGC in exchange for cash. It is carried at face (par) value. The note does not have accrued interest at December 31, 2006. The terms of the surplus note require that any payment or accrual of interest be approved by the Insurance Division, Department of Commerce, of the State of Iowa. In 2006 and 2005, interest was paid in the total amount of $4,500.
Affiliates have agreed to provide management services and investment advisory services to the Company and to service mortgage loans for the Company. The Company has entered into administrative service agreements with affiliates for services which are routine in nature. Fees are determined using cost allocations based on generally accepted accounting principles or a negotiated basis intended to reflect market prices. The Company also has an administrative relationship with an affiliate in reference to its annuity business.
All intercompany balances shown as payable to or receivable from parent, subsidiaries and affiliates are settled within 30 days of their incurrence under the terms of the intercompany expense sharing agreements.
The following summarizes transactions of the Company with affiliates in 2006 and 2005:

40

AmerUs Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)

	Year ended December 31
	2006	2005
Investment management fees	$24,192	$21,961
Net affiliated receivable	—	1,950
Affiliated management, administrative, data processing, rent, and other service fee expense	14,746	30,558
Purchase of investment from affiliate	—	702
Net payable to affiliate	1,118	—
FHLB beneficial interest contract liability (Note 11)	33,771	23,945
Capital contributions from parent	2,634	36,688
Transfer of benefit plans	8,960	—
Surplus note interest	4,500	4,500
11. Separate Account Business
During 2002, the Company entered into an $875,000 funding agreement with the FHLB. Of this amount, $350,000 was transferred to the separate account of the Company and $525,000 was reinsured with an affiliate, American Investors Life insurance Company, Inc. (AIL). The agreements have an average fixed rate of 5.70% and a maturity of five to ten years.
In 2004, the Company issued an additional $85,000 of funding agreements. Floating rate policies totaling $4,250 were issued with an average spread over quarterly LIBOR of 9 basis points and a maturity of one to two years. Fixed rate policies totaling $80,750 were issued with an average rate of 2.21% and a maturity range of one to two years.
During 2005, the Company issued another $68,700 of fixed rate funding agreement policies with FHLB. These policies were issued with an average rate of 4.34% and a maturity range of three to eight years. The Company reinsured $13,100 of these funding agreements with AIL. Also during 2005, there were $42,500 of funding agreements that matured. Of this total, $40,375 had a fixed rate of 1.78% and $2,125 had a floating rate of LIBOR plus 8 basis points.
During 2006, AmerUs Life issued another $606,000 of fixed rate funding agreement policies to the FHLB. Of this total, $270,800 was ceded to AIL. Floating rate policies totaling $173,000 were issued with an average spread over quarterly LIBOR of 4 basis points and a maturity range of four to ten years. Fixed rate policies totaling $433,000

41

AmerUs Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
were issued with an average rate of 5.34% and a maturity range of three to twenty years. Also during 2006 there was $92,500 of funding agreements to the FHLB that matured, $50,000 of which had been previously ceded to AIL. Of the total maturities, $87,875 had a fixed rate of 2.90% and $4,625 had a floating rate of LIBOR plus 6 basis points.
The funding agreements are secured by assets in the Company’s separate account which are not subject to claims that arise out of any other business of the Company. The funding agreements may not be accelerated by the holder unless there is a default under the agreement. The Company holds the right to call the funding agreement. The assets and liabilities of the separate account are carried at book value.
As part of this agreement, the Company is required to purchase additional shares of FHLB stock. AIL has paid the Company $33,771 for these purchases. The Company must retain all FHLB common stock purchased and therefore has established the FHLB beneficial interest contract liability for the $33,771 received from AIL, which will remain outstanding until the funding agreement is terminated.
Information regarding the Separate Accounts of the Company is as follows. All amounts are for Separate Accounts as of or for the years ended December 31, 2006 and 2005.

		Nonindexed	Nonindexed	Nonguaranteed
		Guaranteed Less	Guaranteed more	Separate
	Indexed	than/equal to 4%	than 4%	Accounts	Total
Reserves at 12/31/2006
For accounts with assets at:
Fair Value	$—	$—	$—	$—	$—
Amortized cost	115,600	—	625,200	—	740,800

Total reserves	$115,600	$—	$625,200	$—	$740,800

By withdrawal characteristics
Not subject to discretionary withdrawal	$115,600	$—	$625,200	$—	$740,800

Total reserves	$115,600	$—	$625,200	$—	740,800

Other transfers to general account due or accrued					52,706
Interest Payable					784

Total Separate Account Liabilities					$794,290

42

AmerUs Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)

		Nonindexed	Nonindexed	Nonguaranteed
		Guaranteed Less	Guaranteed more	Separate
	Indexed	than/equal to 4%	than 4%	Accounts	Total
Reserves at 12/31/2005
For accounts with assets at:
Fair Value	$—	$—	$—	$—	$—
Amortized cost	2,125	40,375	405,600	—	448,100

Total reserves	$2,125	$40,375	$405,600	$—	$448,100

By withdrawal characteristics
Not subject to discretionary withdrawal	$2,125	$40,375	$405,600	$—	$448,100

Total reserves	$2,125	$40,375	$405,600	$—	448,100

Interest maintenance reserve					(201)
Other transfers to general account due or accrued					1,682

Total Separate Account Liabilities					$449,581

12. Commitments and Contingencies
The Company leases an office building located at 611 5th Ave, Des Moines, Iowa. The lease expires on December 31, 2009. Rental expense for 2006 and 2005 was approximately $570. No contingent rental payments exist. A five year renewal option is available. If the renewal option is exercised, rental payments are modified to reflect prevailing market rates. No significant restrictions are imposed by lease agreements, such as dividends, additional debt, or further leasing.
At December 31, 2006, the minimum aggregate rental commitments are as follows:

2007	$570
2008	570
2009	570
The Company has entered into agreements with various partnerships in which a subsidiary of AGC has an interest. Pursuant to these agreements, the Company is obligated to make future capital contributions to the partnerships of up to $13,939 at December 31, 2006.
At December 31, 2006 the Company has outstanding commitments for mortgage loans totaling $21,475.
The Company is routinely involved in litigation and other proceedings, including class actions, reinsurance claims and regulatory proceedings arising in the ordinary course of

43

AmerUs Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
its business. In recent years, the life insurance industry, including the Company, has been subject to an increase in litigation pursued on behalf of both individual and purported classes of insurance purchasers, questioning the conduct of insurers and their agents in the marketing of their products. In addition, state and federal regulatory bodies, such as state insurance departments and attorneys general, periodically make inquiries and conduct examinations concerning the Company’s compliance with applicable insurance and other laws. The Company responds to such inquiries and cooperates with regulatory examinations in the ordinary course of business.
During 2005, nationwide class actions were filed on April 7, 2005 (United States District Court for the Central District of California), November 8, 2005 (United States District Court for the Eastern District of Pennsylvania) and December 8, 2005 (United States District Court for the Eastern District of Pennsylvania) on behalf of certain purchasers of AmerUs Life’s products against the Company. On July 7, 2005, a statewide class action brought on behalf of certain purchasers of AmerUs Life’s products was also filed in the United States District Court for the Middle District of Florida against the Company. On August 9, 2006, the plaintiffs filed an amended consolidated complaint covering the nationwide class actions and did not name the Company as a defendant. The Florida statewide class action has been stayed. Each of the aforementioned lawsuits as well as certain other individual lawsuits have been assigned to the United States District Court for the Eastern District of Pennsylvania for coordinated and consolidated pretrial proceedings. The aforementioned lawsuits relate to the use of purportedly inappropriate sales practices and products in the senior citizen market. The plaintiffs in the lawsuits seek compensatory damages, rescission, injunctive relief, treble and/or punitive damages, attorneys fees and other relief and damages.
In March 2007, a jury rendered a verdict against the Company in a lawsuit filed in an Alabama state court alleging fraud and misrepresentation in connection with the sale of two flexible premium universal life policies issued by Central Life Assurance Company, a predecessor of the Company. The jury verdict awarded the plaintiffs in the lawsuit $2.5 million in compensatory damages and $4.0 million in punitive damages. The Company has filed post-trial motions, including motions for judgment notwithstanding the verdict and for remittitur, with the trial court. Depending upon the outcome of the post-trial motions, which have yet to be ruled on, the Company intends to vigorously pursue an appeal of the jury verdict and has filed a supersedeas bond in anticipation of this appeal. Although no assurance as to the ultimate resolution of the appeal can be given, the Company believes that it has strong grounds for appeal and that it is likely that the jury verdict will be reversed, the damages awarded will be substantially reduced or a new trial will be ordered.

44

AmerUs Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
Estimates of possible losses or ranges of losses for particular matters cannot in the ordinary course be made with a reasonable degree of certainty. It is possible that the Company’s results of operations or cash flow in a particular quarterly or annual period could be materially adversely affected by an ultimate unfavorable resolution of pending litigation and regulatory matters.
13. Capital and Surplus
The Company is subject to limitations, imposed by the State of Iowa, on the payment of dividends to its stockholder. Generally, dividends during any year may not be paid, without prior regulatory approval, in excess of the greater of (1) 10 percent of the Company’s statutory surplus as of the preceding December 31, or (2) the Company’s statutory gain from operations before net realized capital gains on investments for the preceding year. Subject to availability of unassigned surplus at the time of such dividend ($206,892 at December 31, 2006), the maximum payment which may be made in 2007, without regulatory approval is $82,242. No dividends were paid in 2005 or 2006.
Life insurance companies are subject to certain risk-based capital (RBC) requirements as specified by the NAIC. Under those requirements, the amount is to be determined based on the various risk factors related to the Company. At December 31, 2006 and 2005, the Company exceeds the authorized control level of the RBC requirements.
14. Merger and Subsidiary Information
On June 30, 2005, the Company contributed 100% of its ownership in AMAL Corporation (AMAL) common stock to AVL. Prior to the contribution, the Company owned approximately 34% of the outstanding common stock of AMAL and carried the investment at $41,307, including unamortized goodwill of $1,711. The contribution was recorded at statement value and no gain or loss was recognized in connection with the contribution. AVL was merged with the Company on September 20, 2005. The 2005 results of operations of AVL are included in the 2005 net income of the Company. The table below details the individual company results of operations as of June 30, 2005.

	The Company	AVL	Combined

Total Revenue	$1,076,642	$272	$1,076,914
Net Income	30,389	176	30,565
Other Surplus Adjustments	15,007	41,305	14,831
There were no adjustments recorded directly to surplus as a result of the merger.
On September 26, 2005, the Company sold 100% of its ownership in AMAL common stock which was reacquired in the AVL merger. Prior to the sale, the Company owned approximately 34% of the outstanding common stock of AMAL with a statement value of $43,322, including unamortized goodwill of $1,509. In consideration for the sale, the Company received $62,392 in cash and 70,499 shares of Ameritas Investment Corp. (AIC) common stock. At December 31, 2006, the Company indirectly owned AIC, the value of which amounted to $3,819.
15. Events (Unaudited) Subsequent to the Date of the Report of Independent Registered Public Accounting Firm
On July 7, 2008 and August 13, 2008, the board of directors of the Company (now known as Aviva Life and Annuity Company) approved the mergers of Aviva Life Insurance Company (ALIC) and Indianapolis Life Insurance Company (ILICO), respectively, both affiliated companies, into the Company, subject to regulatory approval. It is anticipated the mergers will occur on September 30, 2008. As a result of the mergers, the Company will assume ownership of all assets, and responsibility for all liabilities of ILICO and ALIC.
In March 2007, a jury rendered a verdict against the Company in a lawsuit filed in an Alabama state court alleging fraud and misrepresentation in connection with the sale of two flexible premium universal life policies issued by Central Life Assurance Company, a predecessor of the Company. The jury awarded the plaintiffs in the lawsuit $2.5 million in compensatory damages and $4.0 million in punitive damages. The Company appealed to the Supreme Court of Alabama the trial court’s entry of judgment in favor of the plaintiffs. On September 19, 2008, the Supreme Court reversed the jury’s verdict and rendered judgment as a matter of law in favor of the Company, concluding the litigation.

45

AmerUs Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)

46

Statutory-Basis Financial
Statement Schedules

47

AmerUs Life Insurance Company
Summary of Investments-Other Than Investments in Related Parties
(Dollars in Thousands)
December 31, 2006
Schedule I

			Amount at Which Shown
Type of Investment	Cost (1)	Market Value	in the Balance Sheet

Fixed maturities
Bonds:

United States government and government agencies and authorities	$51,142	$50,888	$51,142
States, municipalities and political subdivisions	42,706	42,774	42,706
Foreign governments	68,420	72,108	68,420
Corporate securities	6,031,199	6,040,161	6,031,199
Asset-backed securities	329,354	331,667	329,354
Commercial mortgage-backed	165,642	165,121	165,642
Mortgage-backed securities	401,778	396,383	401,778
Preferred stock	267,091	271,378	267,091

Total fixed maturities	$7,357,332	$7,370,480	$7,357,332

Equity securities
Common stocks:
Banks, trust and insurance	78,198	78,198	78,198
Industrial, miscellaneous and all other	32,984	33,140	33,140
Affiliates	6,625	3,819	3,819

Total equity securities	117,807	115,157	115,157

Mortgage loans on real estate	362,650		362,650
Policy loans	291,745		291,745
Derivatives	172,484		258,203
Other invested assets	114,646		114,646
Cash and short-term investments	101,523		101,523

Total	$8,518,187		$8,601,256

(1)	Original cost of equity securities and as to fixed maturities, original cost reduced by repayments and adjustment for amortization of premiums or accrual of discounts.

48

AmerUs Life Insurance Company
Supplementary Insurance Information
(Dollars in Thousands)
Schedule III

					Benefits, Claims
	Future Policy	Policy and		Net	Losses and	Other
	Benefits and	Contract	Premium	Investment	Settlement	Operating	Premiums
	Expenses	Liabilities	Revenue	Income*	Expenses	Expenses*	Written

Year ended December 31, 2006
Individual life	$9,301	$2,994,440	$380,317	$206,245	$383,320	$110,940	$469,739
Group life and health	—	22,342	63	92	(1,841)	132	912
Annuity	2,887	5,024,763	1,297,469	345,394	1,427,300	166,978	1,297,479

	$12,188	$8,041,544	$1,677,849	$551,732	$1,808,779	$278,050	$1,768,130

Year ended December 31, 2005
Individual life	$10,236	$2,884,596	$335,659	$194,538	$295,876	$112,319	$427,579
Group life and health	15	22,184	74	88	1,469	163	972
Annuity	2,077	4,016,273	1,498,848	188,822	1,462,747	189,970	1,498,860

	$12,328	$6,923,053	$1,834,581	$383,448	$1,760,092	$302,452	$1,927,411

Year ended December 31, 2004
Individual life	$8,441	$2,866,460	$333,862	$187,044	$316,167	$123,778	$427,865
Group life and health	15	22,515	85	270	(26)	179	1,041
Annuity	—	2,824,326	823,783	137,287	828,254	97,349	823,783

	$8,456	$5,713,302	$1,157,730	$324,602	$1,144,395	$221,306	$1,252,689

*	Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

49

AmerUs Life Insurance Company
Reinsurance
(Dollars in Thousands)
Schedule IV

					Percentage of
		Ceded to Other	Assumed From		Amount Assumed
	Gross Amount	Companies	Other Companies	Net Amount	To Net

Year ended December 31, 2006
Life insurance in force	$41,815,311	$32,417,590	$419,394	$9,817,115	4%

Premiums:
Individual life	$469,739	$90,583	$1,161	$380,317	—%
Health	912	849	—	63	—
Annuity	1,297,479	10	—	1,297,469	—

	$1,768,130	$91,442	$1,161	$1,677,849	—%

Year ended December 31, 2005
Life insurance in force	$41,303,660	$32,348,758	$451,419	$9,406,321	5%

Premiums:
Individual life	$427,579	$93,300	$1,380	$335,659	—%
Health	973	899	—	74	—
Annuity	1,498,860	12	—	1,498,848	—

	$1,927,412	$94,211	$1,380	$1,834,581	—%

Year ended December 31, 2004
Life insurance in force	$40,494,296	$31,996,260	$459,757	$8,957,793	5%

Premiums:
Individual life	$427,865	$95,188	$1,185	$333,862	—%
Health	1,041	956	—	85	—
Annuity	823,783	—	—	823,783	—

	$1,252,689	$96,144	$1,185	$1,157,730	—%

50

Aviva Life and Annuity Company, Pro Forma
Consolidated Balance Sheet — Statutory Basis (Unaudited)
December 31, 2007
($ in Thousands)

									Pro Forma
	Aviva Life &	Aviva Life			Pro Forma	Indianapolis Life			for the Merger
	Annuity Company	Insurance Co.	Merger		for the Merger of	Insurance Co.	Merger		of ALAC,
	Historical	Historical	Adjustments		ALAC and ALIC	Historical	Adjustments		ALIC and ILICO

Admitted assets
Cash and invested assets:
Bonds	$8,434,135.58	$6,116,153.95	$0.00		$14,550,289.53	$2,481,556.68	$0.00		$17,031,846.21
Preferred Stocks	263,741	61,490	—		325,231	91,600	—		416,831
Common Stocks:
Affiliated entities	4,036	—	—		4,036	111,385	(13,137)	(D)	102,283
Unaffiliated	130,898	—	—		130,898	19,103	—		150,001
Mortgage loans on real estate	566,521	176,599	—		743,119	193,836	—		936,955
Real estate	28	—	—		28	—	—		28
Policy loans	295,501	161,920	—		457,420	173,297	—		630,718
Cash and short-term investments	126,253	115,824	—		242,077	94,941	—		337,018
Receivable for securities	187	—	—		187	—	—		187
Derivatives	165,939	4,462	—		170,401	34,020	—		204,421
Other invested assets	118,298	—	—		118,298	—	—		118,298

Total cash and invested assets	10,105,537	6,636,448	—		16,741,986	3,199,738	(13,137)		19,928,586

Accrued investment income	122,659	93,246	—		215,904	40,577	—		256,481
Premiums due and deferred, less loading	36,533	2,800	—		39,333	18,062	—		57,395
Receivables and other assets	8,065	685	—		8,750	1,579	—		9,890
Amounts due from affiliates	3,864	232	—		4,096	34	—		4,130
Corporate owned life insurance	—	—	—		—	61,003	—		61,442
Federal income tax recoverable	—	692	—		692	—	—		692
Net deferred income tax asset	38,300	32,500	—		70,800	32,500	—		103,300
Amounts receivable under reinsurance contracts	18,826	23,387	—		42,213	28,646	—		70,859
Separate account assets	1,269,347	—	—		1,269,347	172,312	—		1,441,659

Total admitted assets	$11,603,132	$6,789,990	$—		$18,393,121	$3,554,451	$(13,137)		$21,934,435

Liabilities and capital and surplus
Liabilities:
Policy and contract liabilities:
Life and annuity	$9,164,954.73	$5,654,130.43	$0.00		$14,819,085.16	$2,879,373.78	$0.00		$17,698,458.94
Accident and health	622	291	—		914	13,757	—		14,670
Policy and contract claims	12,610	29,544	—		42,154	5,737	—		47,892
Dividends payable to policyholders	53,652	—	—		53,652	33,402	—		87,054
Premium and other deposit funds	201,627	628,308	—		829,935	70,165	—		900,100

Total policy and contract liabilities	9,433,467	6,312,274	—		15,745,741	3,002,435	—		18,748,175

Accrued commissions and general expenses	10,024	3,456	—		15,092	2,254	—		17,346
Interest maintenance reserve	—	48,051	(28,192)	(A)	19,859	—	(9,239)	(E)	10,620
Asset valuation reserve	87,553	42,791	—		130,344	36,533	—		166,877
Amounts due to affiliates	4,255	0	—		4,255	1,292	—		5,547
Federal income tax payable	20,268	—	—		20,268	12,555	—		32,823
Guaranty fund assessment	2,500	400	—		2,900	700	—		3,600
Payable for securities	7,642	66	—		7,708	4,929	—		12,637
Derivative collateral	109,537	1,170	—		110,707	12,498	—		123,204
Other liabilities and reserves	119,945	43,390	—		161,724	58,349	—		220,072
Borrowed money	10,715	—	—		10,715	—	—		10,715
FHLB beneficial interest contract liability	39,890	—	—		39,890	—	—		39,890
Transfers from separate account	(3,261)	—	—		(3,261)	(918)	—		(4,179)
Separate account liabilities	1,211,579	—	—		1,211,579	172,312	—		1,383,891

Total liabilities	11,054,114	6,451,599	(28,192)		17,477,520	3,302,938	(9,239)		20,771,219

Capital and surplus:
Common stock	10,000	2,835	(2,835)	(B)	10,000	9,300	(9,300)	(F)	10,000
Paid-in surplus	321,834	456,275	2,835	(B)
			(120,719)	(C)	660,225	122,979	9,300	(F)	792,504

Surplus note	50,000	—	—		50,000	25,000	—		75,000
Unassigned surplus	167,184	(120,719)	28,192	(A)		94,234	(13,137)	(D)
			120,719	(C)	195,376		9,239	(E)	285,712

Total capital and surplus	549,018	338,391	28,192		915,601	251,513	(3,898)		1,163,216

Total liabilities and capital and surplus	$11,603,132	$6,789,990	$—		$18,393,121	$3,554,451	$(13,137)		$21,934,435

(A)	Offset ALAC negative Interest Maintenance Reserve

(B)	Close out ALIC common stock

(C)	Close out negative unassigned surplus of ALIC

(D)	Elimination of statutory goodwill

(E)	Offset ILICO negative Interest Maintenance Reserve

(F)	Close out ILICO common stock

Aviva Life and Annuity Company, Pro Forma
Consolidated Balance Sheet — Statutory Basis (Unaudited)
December 31, 2006
($ in Thousands)

									Pro Forma
	Aviva Life &	Aviva Life			Pro Forma	Indianapolis Life			for the Merger
	Annuity Company	Insurance Co.	Merger		for the Merger of	Insurance Co.	Merger		of ALAC,
	Historical	Historical	Adjustments		ALAC and ALIC	Historical	Adjustments		ALIC and ILICO

Admitted assets
Cash and invested assets:
Bonds	$7,090,241	$5,910,294	$—		$13,000,535	$2,467,573	$—		$15,468,109
Preferred Stocks	267,091	43,314	—		310,405	103,014	—		413,418
Common Stocks:
Affiliated entities	3,819	38,024	—		41,843	57,879	(19,626)	(D)	80,095
Unaffiliated	111,338	27,785	—		139,123	17,876	—		156,999
Mortgage loans on real estate	362,650	160,462	—		523,112	202,524	—		725,636
Real estate	29	—	—		29	—	—		29
Policy loans	291,745	174,011	—		465,756	168,279	—		634,035
Cash and short-term investments	101,523	158,147	—		259,670	39,028	—		298,697
Receivable for securities	2,948	863	—		3,810	112	—		3,922
Derivatives	258,203	10,339	—		268,543	35,198	—		303,740
Other invested assets	111,669	—	—		111,669	—	—		111,669

Total cash and invested assets	8,601,256	6,523,239	—		15,124,495	3,091,482	(19,626)		18,196,351

Accrued investment income	109,379	91,124	—		200,503	40,760	—		241,263
Premiums due and deferred, less loading	42,353	4,185	—		46,538	28,487	—		75,025
Receivables and other assets	3,454	325	—		3,778	2,487	—		6,265
Amounts due from affiliates	630	1,832	—		2,462	—	—		2,462
Corporate owned life insurance	—	—	—		—	60,624	—		60,624
Federal income tax recoverable	3,147	2,790	—		5,937	6,956	—		12,893
Net deferred income tax asset	39,771	8,011	—		47,782	37,322	—		85,104
Amounts receivable under reinsurance contracts	28,376	20,168	—		48,543	13,154	—		61,698
Separate account assets	841,537	—	—		841,537	203,747	—		1,045,284

Total admitted assets	$9,669,902	$6,651,674	$—		$16,321,576	$3,485,019	$(19,626)		$19,786,969

Liabilities and capital and surplus
Liabilities:
Policy and contract liabilities:
Life and annuity	$7,785,070	$5,549,160	$—		$13,334,230	$2,861,774	$—		$16,196,004
Accident and health	674	403	—		1,077	14,782	—		15,860
Policy and contract claims	12,188	33,168	—		45,356	8,013	—		53,370
Dividends payable to policyholders	54,616	—	—		54,616	36,988	—		91,604
Premium and other deposit funds	201,184	428,025	—		629,209	76,458	—		705,667

Total policy and contract liabilities	8,053,732	6,010,756	—		14,064,489	2,998,016	—		17,062,504

Accrued commissions and general expenses	10,897	7,141	—		18,038	1,001	—		19,039
Interest maintenance reserve	—	56,119	(19,711)	(A)	36,408	—	(4,793)	(E)	31,615
Asset valuation reserve	75,878	38,549	—		114,427	32,796	—		147,223
Amounts due to affiliates	1,748	6,432	—		8,180	759	—		8,938
Federal income tax payable	—	—	—		—	—	—		—
Guaranty fund assessment	2,500	400	—		2,900	1,100	—		4,000
Payable for securities	7,395	18,128	—		25,523	112	—		25,635
Derivative collateral	115,306	3,933	—		119,238	—	—		119,238
Other liabilities and reserves	107,591	93,914	—		201,505	53,209	—		254,715
Borrowed money	11,381	—	—		11,381	—	—		11,381
FHLB beneficial interest contract liability	33,771	—	—		33,771	—	—		33,771
Transfers from separate account	(52,706)	—	—		(52,706)	(1,983)	—		(54,689)
Separate account liabilities	794,290	—	—		794,290	203,747	—		998,037

Total liabilities	9,161,783	6,235,372	(19,711)		15,377,444	3,288,756	(4,793)		18,661,407

Capital and surplus:
Common stock	10,000	2,835	(2,835)	(B)	10,000	9,300	(9,300)	(F)	10,000
Paid-in surplus	241,227	456,275	2,835	(B)
			(42,807)	(C)	657,529	102,978	9,300	(F)	769,807

Surplus note	50,000	—	—		50,000	25,000	—		75,000
Unassigned surplus	206,892	(42,807)	19,711	(A)		58,985	(19,626)	(D)
			42,807	(C)	226,603		4,793	(E)	270,755

Total capital and surplus	508,119	416,303	19,711		944,132	196,263	(14,833)		1,125,562

Total liabilities and capital and surplus	$9,669,902	$6,651,674	$—		$16,321,576	$3,485,019	$(19,626)		$19,786,969

(A)	Offset ALAC negative Interest Maintenance Reserve

(B)	Close out ALIC common stock

(C)	Close out negative unassigned surplus of ALIC

(D)	Elimination of statutory goodwill

(E)	Offset ILICO negative Interest Maintenance Reserve

(F)	Close out ILICO common stock

Aviva Life and Annuity Company, Pro Forma
Consolidated Income Statement — Statutory Basis (Unaudited)
For Year Ended December 31, 2007
($ in Thousands)

									Pro Forma
	Aviva Life &	Aviva Life			Pro Forma	Indianapolis Life			for the Merger
	Annuity Company	Insurance Co.	Merger		for the Merger of	Insurance Co.	Merger		of ALAC,
	Historical	Historical	Adjustments		ALAC and ALIC	Historical	Adjustments		ALIC and ILICO

Premiums and other revenues:
Life and annuity considerations for life and A&H policies and contracts	$1,953,747	$666,088	$—		$2,619,835	$156,696	$—		$2,776,531
Considerations for supplementary contracts with life contingencies	1,417	1,137	—		2,554	133	—		2,687
Net investment income	483,256	364,896	(3,426	)(G)	844,726	179,929	(10,631	)(H)	1,014,025
Amortization of interest maintenance reserve	4,750	4,990	—		9,740	847	—		10,586
Commissions and expense allowances on reinsurance ceded	28,564	5,209	—		33,773	54,021	—		87,794
Net gain from operations from Separate Accounts	6,657	—	—		6,657	—	—		6,657
Reserve adjustment on reinsurance ceded	82,237	(215,164)	—		(132,926)	3,947	—		(128,980)
Other revenue	17	2,530	—		2,547	6,971	—		9,518

Total premiums and other revenue	2,560,646	829,686	(3,426)		3,386,906	402,542	(10,631)		3,778,818

Benefits and expenses:
Benefits paid or proivded for:
Surrender benefits	603,888	329,322	—		933,209	218,676	—		1,151,885
Death benefits	62,274	24,415	—		86,689	35,324	—		122,012
Other benefits	96,268	160,266	—		256,535	18,999	—		276,856
Increase in policy reserves	1,379,832	101,068	—		1,480,900	16,575	—		1,496,153
Interest on policy or contract funds	4,552	154,312	—		158,864	1,566	—		160,430

Total benefits	2,146,814	769,383	—		2,916,197	291,139	—		3,207,336

Commissions	259,790	45,680	—		305,470	122,115	—		427,585
General expenses	68,900	17,158	—		86,059	51,316	—		137,375
Insurance taxes, licenses, and fees	14,432	5,434	—		19,865	10,938	—		30,803
Increase in loading of deferred and uncollected premium	(957)	(245)	—		(1,203)	(303)	—		(1,506)
Other expense	311	—	—		311	(42,363)	—		(42,053)

Total benefits and expenses	2,489,289	837,409	—		3,326,699	432,842	—		3,759,541

Net loss from operations before dividends and FIT and net realized capital gains (losses)	71,357	(7,724)	(3,426)		60,207	(30,300)	(10,631)		19,277
Dividends to policyholders	52,461	—	—		52,461	12,980	—		65,441

Net loss from operations before federal income taxes and net realized capital gains (losses)	18,896	(7,724)	(3,426)		7,747	(43,280)	(10,631)		(46,164)
Federal income taxes	13,381	(73)	—		13,308	47	—		13,355

Net loss from operations before net realized capital gains (losses)	5,515	(7,651)	(3,426)		(5,562)	(43,327)	(10,631)		(59,519)
Net realized capital gains	(8,901)	10,953	—		2,052	29,631	—		31,683

Total admitted assets	$(3,386)	$3,302	$(3,426)		$(3,509)	$(13,696)	$(10,631)		$(27,836)

(G)	Reclass unrealized gains/(losses) per statutory requirements

(H)	Reclass unrealized gains/(losses) per statutory requirements

Aviva Life and Annuity Company, Pro Forma
Consolidated Income Statement — Statutory Basis (Unaudited)
For Year Ended December 31, 2006
($ in Thousands)

									Pro Forma
	Aviva Life &	Aviva Life			Pro Forma	Indianapolis Life			for the Merger
	Annuity Company	Insurance Co.	Merger		for the Merger of	Insurance Co.	Merger		of ALAC,
	Historical	Historical	Adjustments		ALAC and ALIC	Historical	Adjustments		ALIC and ILICO

Premiums and other revenues:
Life and annuity considerations for life and A&H policies and contracts	$1,677,849	$858,868	$—		$2,536,717	$373,904	$—		$2,910,621
Considerations for supplementary contracts with life contingencies	1,578	1,117	—		2,695	285	—		2,980
Net investment income	551,732	345,515	2,271	(G)	899,518	166,425	5,892	(H)	1,071,835
Amortization of interest maintenance reserve	3,015	9,031	—		12,046	1,076	—		13,122
Commissions and expense allowances on reinsurance ceded	5,610	6,087	—		11,696	9,344	—		21,041
Net gain from operations from Separate Accounts	3,787	—	—		3,787	—	—		3,787
Reserve adjustment on reinsurance ceded	—	(189,038)	—		(189,038)	(170,724)	—		(359,763)
Other revenue	24	11,885	—		11,909	7,130	—		19,039

Total premiums and other revenue	2,243,595	1,043,465	2,271		3,289,331	387,440	5,892		3,682,662

Benefits and expenses:
Benefits paid or proivded for:
Surrender benefits	540,842	236,742	—		777,584	207,986	—		985,570
Death benefits	59,942	21,599	—		81,541	33,980	—		115,521
Other benefits	77,470	146,047	—		223,516	15,140	—		238,656
Increase in policy reserves	1,127,211	535,579	—		1,662,789	6,915	—		1,669,704
Interest on policy or contract funds	3,315	24,576	—		27,891	938	—		28,829

Total benefits	1,808,779	964,542	—		2,773,321	264,959	—		3,038,280

Commissions	209,482	61,846	—		271,328	114,645	—		385,973
General expenses	59,603	21,232	—		80,835	45,360	—		126,195
Insurance taxes, licenses, and fees	9,835	5,462	—		15,297	6,280	—		21,577
Increase in loading of deferred and uncollected premium	(887)	16	—		(871)	(741)	—		(1,612)
Other expense	17	578	—		595	(27,791)	—		(27,196)

Total benefits and expenses	2,086,829	1,053,676	—		3,140,505	402,711	—		3,543,217

Net loss from operations before dividends and FIT and net realized capital gains (losses)	156,766	(10,212)	2,271		148,825	(15,272)	5,892		139,445
Dividends to policyholders	53,744	—	—		53,744	14,015	—		67,759

Net loss from operations before federal income taxes and net realized capital gains (losses)	103,022	(10,212)	2,271		95,081	(29,287)	5,892		71,686
Federal income taxes	20,780	(2,092)	—		18,688	(8,302)	—		10,386

Net loss from operations before net realized capital gains (losses)	82,242	(8,120)	2,271		76,393	(20,985)	5,892		61,300
Net realized capital gains	(1,659)	723	—		(936)	36,257	—		35,320

Total admitted assets	$80,583	$(7,397)	$2,271		$75,457	$15,272	$5,892		$96,621

(G)	Reclass unrealized gains/(losses) per statutory requirements

(H)	Reclass unrealized gains/(losses) per statutory requirements

Aviva Life and Annuity Company, Pro Forma
Consolidated Income Statement — Statutory Basis (Unaudited)
For Year Ended December 31, 2005
($ in Thousands)

							Pro Forma
	Aviva Life &	Aviva Life		Pro Forma	Indianapolis Life		for the Merger
	Annuity Company	Insurance Co.	Merger	for the Merger of	Insurance Co.	Merger	of ALAC,
	Historical	Historical	Adjustments	ALAC and ALIC	Historical	Adjustments	ALIC and ILICO

Premiums and other revenues:
Life and annuity considerations for life and A&H policies and contracts	$1,834,581	$817,461	$—	$2,652,042	$294,227	$—	$2,946,269
Considerations for supplementary contracts with life contingencies	833	1,237	—	2,071	81	—	2,152
Net investment income	383,448	306,675	—	690,123	161,135	—	851,258
Amortization of interest maintenance reserve	3,348	10,218	—	13,566	754	—	14,320
Commissions and expense allowances on reinsurance ceded	7,311	6,862	—	14,173	8,771	—	22,944
Net gain from operations from Separate Accounts	6,918	—	—	6,918	—	—	6,918
Reserve adjustment on reinsurance ceded	—	(115,308)	—	(115,308)	(144,436)	—	(259,744)
Other revenue	6	16,139	—	16,144	7,580	—	23,724

Total premiums and other revenue	2,236,445	1,043,284	—	3,279,729	328,112	—	3,607,840

Benefits and expenses:
Benefits paid or proivded for:
Surrender benefits	437,476	138,545	—	576,021	199,540	—	775,561
Death benefits	57,454	24,588	—	82,041	31,937	—	113,978
Other benefits	53,561	113,748	—	167,309	23,897	—	191,205
Increase in policy reserves	1,208,426	638,013	—	1,846,439	(79,179)	—	1,767,260
Interest on policy or contract funds	3,175	19,516	—	22,690	2,277	—	24,967

Total benefits	1,760,092	934,409	—	2,694,501	178,471	—	2,872,972

Commissions	228,187	66,329	—	294,516	85,641	—	380,158
General expenses	65,446	19,550	—	84,996	42,067	—	127,062
Insurance taxes, licenses, and fees	10,691	4,847	—	15,538	6,227	—	21,765
Increase in loading of deferred and uncollected premium	(1,926)	(39)	—	(1,965)	(196)	—	(2,161)
Other expense	55	689	—	744	(30,094)	—	(29,350)

Total benefits and expenses	2,062,544	1,025,785	—	3,088,330	282,117	—	3,370,446

Net loss from operations before dividends and FIT and net realized capital gains (losses)	173,900	17,499	—	191,399	45,995	—	237,394
Dividends to policyholders	54,110	—	—	54,110	29,253	—	83,363

Net loss from operations before federal income taxes and net realized capital gains (losses)	119,790	17,499	—	137,289	16,742	—	154,031
Federal income taxes	44,357	(4,761)	—	39,596	8,248	—	47,844

Net loss from operations before net realized capital gains (losses)	75,433	22,259	—	97,693	8,494	—	106,187
Net realized capital gains	20,133	(15,477)	—	4,657	(2,678)	—	1,979

Total admitted assets	$95,567	$6,783	$—	$102,349	$5,816	$—	$108,166

Financial Statements and Schedules — Statutory Basis
Aviva Life Insurance Company
Years Ended December 31, 2007 and 2006
With Report of Independent Registered Public Accounting Firm

Aviva Life Insurance Company
Financial Statements and Schedules — Statutory Basis
Years Ended December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholder
Aviva Life Insurance Company
We have audited the accompanying statutory-basis balance sheets of Aviva Life Insurance Company as of December 31, 2007 and 2006, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flow for the years then ended. Our audit also included the statutory-basis financial statement schedules required by Regulation S-X, Article 7. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.
We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As described in Note 1 to the statutory-basis financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Delaware Department of Insurance, which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles are also described in Note 1. The effects on the financial statements of these variances are not reasonably determinable, but are presumed to be material.
In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of Aviva Life Insurance Company at December 31, 2007 and 2006, or the results of its operations or its cash flow for the years then ended.

1

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aviva Life Insurance Company as of December 31, 2007 and 2006, and the results of its operations and its cash flow for the years then ended, in conformity with accounting practices prescribed or permitted by the Delaware Department of Insurance. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financials statements taken as a whole, present fairly in all material respects the information set forth therein.
/s/ Ernst & Young LLP
September 29, 2008
Des Moines, Iowa

2

Aviva Life Insurance Company
Balance Sheets — Statutory Basis
(Dollars in Thousands)

	Year Ended December 31,
	2007	2006

Admitted assets
Cash and invested assets:
Bonds	$6,116,154	$5,910,294
Preferred stocks	61,490	43,314
Common stocks:
Affiliated entities	—	27,785
Unaffiliated entities	—	38,024
Mortgage loans on real estate	176,599	160,462
Policy loans	161,920	174,011
Cash and short-term investments	115,824	158,147
Receivable for secutities	—	863
Derivatives	4,462	10,339

Total cash and invested assets	6,636,449	6,523,239

Accrued investment income	93,246	91,124
Premiums due and deferred, less loading (2007 - $288; 2006 - ($42))	2,800	1,395
Receivables and other assets	685	3,115
Amounts due from affiliates	232	1,832
Federal income tax recoverable	692	2,790
Net deferred income tax asset	32,500	8,011
Amounts receivable uner reinsurance contracts	23,386	20,168

Total admitted assets	$6,789,990	$6,651,674

See accompanying notes

3

Aviva Life Insurance Company
Balance Sheets — Statutory Basis (continued)
(Dollars in Thousands, except per share data)

	Year Ended December 31,
	2007	2006

Liabilities and capital and surplus
Liabilities:
Policy and contract liabilities:
Life and annuity	$5,654,130	$5,549,160
Accident and health	291	403
Policy and contract claims	29,544	33,168
Premium and other deposit funds	628,308	428,025

Total policy and contract liabilities	6,312,273	6,010,756

Accrued commissions and general expenses	3,456	4,397
Interest maintenance reserve	48,051	56,119
Asset valuation reserve	42,791	38,549
Amounts due to affiliates	—	6,432
Payable for securities	66	18,128
Other liabilities and reserves	44,963	100,991

Total liabilities	6,451,600	6,235,372

Capital and surplus:
Common stock, $100 per share par value - 30,000 shares authorized, 28,349 shares issued and outstanding	2,835	2,835
Paid-in surplus	456,275	456,275
Unassigned surplus	(120,720)	(42,808)

Total capital and surplus	338,390	416,302

Total liabilities and capital and surplus	$6,789,990	$6,651,674

See accompanying notes

4

Aviva Life Insurance Company
Summary of Operations — Statutory Basis
(Dollars in thousands)

	Year Ended December 31,
	2007	2006

Premiums and other revenues:
Life and annuity considerations for life and accident and health policies and contracts	$666,088	$858,868
Considerations for supplementary contracts with life contingencies	1,137	1,117
Net investment income	364,896	345,515
Amortization of interest maintenance reserve	4,990	9,031
Commissions and expense allowances on reinsurance ceded	5,209	6,087
Reserve adjustment on reinsurance ceded	(215,164)	(189,038)
Other revenue	2,530	11,885

Total premiums and other revenues	829,686	1,043,465

Benefits and expenses:
Benefits paid or provided for:
Surrender benefits	329,322	236,742
Death benefits	24,415	21,599
Other benefits	160,265	146,046
Increase in policy reserves	101,068	535,579
Interest on policy or contract funds	154,312	24,576

Total benefits	769,382	964,542

Commissions	45,680	61,846
General expenses	17,159	21,232
Insurance taxes, licenses, and fees	5,434	5,462
Increase in loading of deferred and uncollected premium	(245)	16
Other expense	—	578

Total benefits and expenses	837,410	1,053,676

Net loss from operations before federal income taxes and net realized capital gains (losses)	(7,724)	(10,211)
Federal income taxes	(73)	(2,091)

Net loss from operations before net realized capital gains (losses)	(7,651)	(8,120)
Net realized capital gains	10,953	723

Net income	$3,302	$(7,397)

See accompanying notes

5

Aviva Life Insurance Company
Statements of Change in Capital and Surplus — Statutory Basis
(Dollars in Thousands)

	Common	Paid-in	Unassigned	Total Capital
	Stock	Surplus	Surplus	and Surplus

Balance at January 1, 2006	$2,835	$398,675	$(18,478)	$383,032
Net loss	—	—	(7,397)	(7,397)
Change in net deferred income tax	—	—	13,298	13,298
Change in net unrealized capital gains (losses)	—	—	(6,765)	(6,765)
Change in non-admitted assets	—	—	(10,885)	(10,885)
Change in asset valuation reserve	—	—	(12,889)	(12,889)
Prior period adjustments	—	—	308	308
Capital contribution	—	57,600	—	57,600

Balance at December 31, 2006	2,835	456,275	(42,808)	416,302

Net income	—	—	3,302	3,302
Change in net deferred income tax	—	—	12,122	12,122
Change in net unrealized capital gains (losses), net of tax	—	—	4,919	4,919
Change in non-admitted assets	—	—	7,522	7,522
Change in asset valuation reserve	—	—	(4,242)	(4,242)
Dividends to stockholders	—	—	(104,800)	(104,800)
Change in liability for reinsurance in unauthorized companies	—	—	(9)	(9)
Prior period adjustments	—	—	3,274	3,274

Balance at December 31, 2007	$2,835	$456,275	$(120,720)	$338,390

See accompanying notes

6

Aviva Life Insurance Company
Statements of Cash Flow — Statutory Basis
(Dollars in Thousands)

	Year Ended December 31,
	2007	2006

Operating activities
Premiums, policy proceeds net of reinsurance paid	$668,854	$859,287
Net investment income received	377,498	354,886
Benefits paid	(884,734)	(623,194)
Insurance expenses paid	(70,727)	(88,938)
Federal income tax recovered	2,813	7,302
Other revenues received less other expenses paid	5,251	23,069

Net cash provided by operating activities	98,955	532,412

Investment activities
Proceeds from sales, maturities, or repayments of investments:
Bonds	1,156,889	718,229
Stocks	99,884	7,449
Mortgage loans on real estate	10,829	1,886
Miscellaneous proceeds	6,740	(8)

Total investment proceeds	1,274,342	727,556

Cost of investments acquired:
Bonds	(1,398,680)	(1,352,697)
Stocks	(19,841)	(39,035)
Mortgage loans on real estate	(26,966)	(34,530)
Miscellaneous applications	(18,062)	(26,971)

Total costs of investments acquired	(1,463,549)	(1,453,233)
Net change in policy loans	(12,091)	(2,856)

Net cash used in investment activities	(177,116)	(722,821)

Financing and miscellaneous activities
Capital and surplus paid-in	—	57,600
Net deposits of deposit-type contracts	200,283	96,189
Dividends to stockholder	(104,800)	(4,931)
Other cash (used) applied	(59,645)	66,940

Net cash provided by financing and miscellaneous activities	35,838	215,798

Net change in cash and short-term investments	(42,323)	25,389
Cash and short-term investments:
Beginning of year	158,147	132,758

End of year	$115,824	$158,147

See accompanying notes

7

Aviva Life Insurance Company
Notes to Financial Statements — Statutory Basis
(Dollars in Thousands)
1. Nature of Operations and Significant Accounting Policies
Organization
Aviva Life Insurance Company (the Company), a Delaware-domiciled insurance company, is a wholly owned subsidiary of Aviva USA Corporation (AUSAC), which is indirectly wholly owned by Aviva plc, a public limited company incorporated under the laws of England and Wales. Effective January 1, 2008, AmerUs Group Co. (AGC) merged with AUSAC. AGC continued as the surviving company and subsequently changed its name to Aviva USA Corporation.
Effective December 31, 2007 the Company sold its investment in subsidiary, Aviva Life Insurance Company of New York (ALICNY), to Indianapolis Life Insurance Company (ILICO), an affiliated insurance company. Subsequent to the sale, ALICNY was merged into a subsidiary of ILICO, Bankers Life Insurance Company (Bankers) and simultaneously changed its name to Aviva Life and Annuity Company of New York.
The Company’s primary product focus is on annuities and universal life products, which are sold through independent agents and brokers throughout the United States. Additionally, the Company sells term and whole-life policies, primarily through a financial institutions distribution network.
Basis of Presentation
The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.
The accompanying financial statements have been prepared on the basis of accounting practices prescribed or permitted by the State of Delaware Insurance Department, which practices differ in some respects from U.S. generally accepted accounting principles (GAAP). The Delaware State Insurance Department recognizes only statutory accounting practices prescribed or permitted by the State of Delaware for determining and reporting the financial condition and results of operations of an insurance company, for determining its solvency under Delaware Insurance Law. The Accounting Practices and Procedures Manual of the National Association of Insurance Commissioners (NAIC) has been adopted as a component of prescribed or permitted practices by the state of Delaware. The Delaware Commissioner of Insurance has the right to permit specific practices that deviates from those set forth in the NAIC’s Accounting Practices and Procedures Manual. The Company has not followed any permitted accounting policies that deviate from those set forth in NAIC’s Accounting Practices and Procedures Manual in the preparation of the financial statements included herein.
The more significant of these differences from GAAP are as follows:
Investments: Investments in bonds are reported at amortized cost or market value based on their National Association of Insurance Commissioners’ (NAIC) rating; for GAAP, such fixed maturity investments would be designed at purchase as held-to-maturity, trading, or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in operations for those designated as trading, and as a separate component of shareholders’ equity for those designated as available-for-sale. Fair value for statutory purposes is based on the price published by the Securities Valuation Office of the NAIC (SVO), if available, whereas fair value for GAAP is based on quoted market prices.
Beginning in 2006, hybrid securities, not classified as debt by the SVO, are reported as preferred stock. Hybrid securities, as defined by the NAIC, are securities designed with characteristics of both debt and equity and provide protection to the issuer’s senior note holders. As a result, $55,012 of securities previously classified as bonds by the Company have been reclassified as preferred stock for the year ended December 31, 2007. Although the

8

Aviva Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
classification has changed, these hybrid securities continue to meet the definition of a bond, in accordance with Statement of Statutory Accounting Principles (SSAP) No. 26, Bonds, excluding Loan-backed and Structured Securities and therefore, are reported at amortized cost based upon their NAIC rating.
All single class and multi-class mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using the prospective method. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the undiscounted estimated future cash flows. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the discounted fair value. If high credit quality securities are adjusted, the retrospective method is used.
Derivative instruments held for other than hedge accounting purposes are valued at fair value and the related net unrealized capital gains (losses) are reported as a component of unassigned surplus. Under GAAP, all derivatives are reported on the balance sheet at fair value, and the related net unrealized capital gains (losses) are reported as a component of net gains from operations.
Valuation Reserves: Under a formula prescribed by the NAIC, the Company defers, net of tax, the portion of realized capital gains and losses on sales of fixed income investments, principally bonds, attributable to changes in the general level of interest rates, and amortizes those deferrals, net of tax, over the remaining period to maturity of the individual security sold. For the Company’s enhanced guarantee products, realized gains and losses are amortized over 12 months. That net deferral is reported as the Interest Maintenance Reserve (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses would be reported in the income statement on a pretax basis in the period that the assets giving rise to the gains or losses are sold. The Asset Valuation Reserve (AVR) provides a valuation allowance for invested assets. The AVR is determined by an NAIC-prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.
Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves; for universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins.
Non-Admitted Assets: Certain assets designated as “non-admitted,” principally deferred federal income taxes, furniture and equipment, past-due agents’ balances, certain other classes of receivables, and other assets not specifically identified as an admitted asst within the NAIC’s Accounting Practices and Procedures Manual, are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet to the extent that these assets are not impaired.
Universal Life and Annuity Policies: Revenues for universal life and annuity policies with mortality or morbidity risk, except for guaranteed interest and group annuity contracts, consist of the entire premium received, and benefits incurred represent the total of death benefits paid and the change in policy reserves. Premiums received for annuity policies without mortality or morbidity risk, and for guaranteed interest and group annuity contacts, are recorded using deposit accounting, and credited directly to an appropriate policy reserve account, without recognizing premium income. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenues, and benefits would represent interest credited to the account values and the excess of benefits paid over the policy account value.

9

Aviva Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
Benefit Reserves: Certain policy reserves are calculated based on statutorily required interest and morality assumptions, rather than on estimated expected experience or actual account balances, as would be required under GAAP.
Reinsurance: Any reinsurance balance amounts deemed to be uncollectible are written off through a charge to operations. In addition, a liability for reinsurance balances is provided for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to those amounts are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.
Policy and contract liabilities ceded to reinsurers are reported as reductions of the related reserves, rather than as assets, as would be required under GAAP.
Commissions allowed by reinsurers on business ceded are reported as income when received, rather than being deferred and amortized with deferred policy acquisition cost, as required under GAAP.
Deferred Income Taxes: Deferred tax assets are limited to (1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse by the end of the subsequent calendar year, plus (2) the lesser of the remaining gross deferred tax assets expected to be realized within one year of the balance sheet date or 10% of capital and surplus excluding any net deferred tax assets, EDP equipment and operating software, and any net positive goodwill, plus (3) the amount of remaining gross deferred tax assets that can be offset against existing gross deferred tax liabilities. The remaining deferred tax assets are non-admitted. Deferred taxes do not include amounts for state taxes. Under GAAP, state taxes are included in the computation of deferred taxes, a deferred tax asset is recorded for the amount of gross deferred tax assets expected to be realized in future years, and a valuation allowance is established for deferred tax assets not realizable.
Statement of Cash Flow: Cash, cash equivalents, and short-term investments in the statements of cash flow represent cash balances and investment with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents include cash balances and investments with initial maturities of three months of less.
The effects of the foregoing variances from GAAP on the accompanying statutory-basis financial statements have not been determined for the year ended December 31, 2007, but are presumed to be material.
Investments
Bonds, preferred stocks, common stocks, short-term investments, and derivative instruments are stated at values prescribed by the NAIC as follows:
Bonds not backed by other loans are principally stated at amortized cost using the interest method.
Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities, except principal-only and interest-only securities, which are valued using the prospective method.
Common stocks are reported at fair value as determined by the Securities Valuation Office and the related net unrealized capital gains (losses) are reported in unassigned surplus. The related adjustment for federal income taxes is included in deferred income taxes in unassigned surplus.

10

Aviva Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
There are no restrictions on common or preferred stock.
Short-term investments include investments with remaining maturities of one year or less at the time of acquisition, and are principally stated at amortized cost.
Mortgage loans are reported at unpaid principal balances, less allowance for impairments. A mortgage loan is considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines foreclosure is probable, the impairment is other than temporary; the mortgage loan is written down and a realized loss is recognized.

Policy loans are reported at the unpaid principal balance plus accrued interest.
The carrying amounts of all investments are reviewed on an ongoing basis for credit deterioration. If this review indicates a decline in fair value that is other than temporary, the carrying amount of the investment is reduced to its estimated realizable value, or fair value, and a specific write down is taken. Such reductions in carrying amount are recognized as realized losses on investments.
Realized capital gains and losses are determined using the specific identification method. Net realized investment gains or losses include gains on sales of equity securities and credit-related gains and losses on bonds, net of applicable federal income taxes. Interest-related realized investment gains or losses are deferred in the IMR, and amortized under the seriatim method. The seriatim method is the excess of the amount of income which would have been reported in that year, had the assets not been disposed of, over the amount of income which would have been reported had the asset been repurchased at its sale price. The capital gains tax associated with each gain (loss) is amortized in proportion to the amortization of the gain (loss).
Changes in nonadmitted asset carrying amounts of bonds, mortgage loans on real estate, and redeemable and non-redeemable preferred stocks are credited directly to unassigned surplus.
Derivatives
The Company utilizes derivative instruments which may include the following:
Interest Rate Swaps—The Company uses interest rate swaps to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount. Generally, no cash is exchanged at the outset of the contract and neither party makes principal payments.
Options—The Company offers fixed indexed products. These contracts credit interest based on certain indices, primarily the Standard & Poor’s 500 Composite Stock Price Index (S&P). Under over-the-counter (OTC) option contracts, call options are purchased to hedge the growth in interest credited to the customer as a direct result of increases in the related indices. Upon maturity, the Company will receive the market value of the call option. The parties with whom the Company enters into OTC option contracts are financial institutions with long-lasting, superior performance history which minimizes the credit risk associated with such contracts.
Futures—Under exchange-traded futures contracts, the Company agrees to purchase a specified number of contracts with other parties and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. Futures contracts are purchased to hedge the growth in interest credited to the

11

Aviva Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
customer as a direct result of increases in the related indices. The parties with whom the Company enters into exchange-traded futures are regulated futures commission’s merchants who are members of a trading exchange.
There are no derivative positions which are accounted for as cash flow hedges of a forecast transaction.
The fair values for the Company’s derivative securities are based on settlement values, quoted market prices of comparable instruments, fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing (guarantees, loan commitments) or, if there are no relevant comparables, on pricing models or formulas using current assumptions (interest rate swaps).
At December 31, 2007 and 2006, the Company’s outstanding on and off-balance sheet risks for derivative financial instruments, shown in notional or contract amounts and fair value, are summarized as follows:

	Contract or		Fair Value
	Notional Amount		Asset / (Liability)
	2007	2006	2007	2006

Options	$121,837	$109,395	$2,816	$10,339
Futures	—	—	408	—
Interest rate swaps	32,500	—	1,238	—
Premiums and Annuity Considerations
Life and accident and health premiums are recognized as revenue when due. Premiums for annuity policies with any mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenues when due. Premiums received for annuity policies without morality or morbidity risk, and for guaranteed interest group annuity contacts, are recorded using deposit accounting.
Deferred and uncollected life insurance premiums represent annual or fractional premiums, either due and uncollected or not yet due, where policy reserves have been provided on the assumption that the full premium for the current year has been collected.
Reserves for Future Policy Benefits
Life, annuity, and accident and health reserves are developed by actuarial methods, and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash values, or the amounts required by the State of Delaware Insurance Department.
Reserves for life insurance policies have been computed primarily using the 1941, 1958, and 1980 Commissioner’s Standard Ordinary mortality tables under the Net Level Premium Method or the Commissioner’s Reserve Valuation Method with assumed interest rates ranging from 3.0% to 6.0%. For certain universal life policies, the fund value is held as the reserve. These policies have minimal or no surrender charges.
Liabilities for future accident and health policy benefits include an unearned premium reserve and additional reserves for guaranteed renewable and non-cancelable policies calculated primarily by the two-year preliminary term method utilizing the 1956 Task Force 4 Tables combined with the 1958 Commissioner’s Standard Ordinary mortality table with an assumed interest rate of 3.0% and the 1964 Commissioner’s Disability table with an assumed interest rate of 3.0%.

12

Aviva Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
Reserves for single and flexible premium deferred annuities are determined using the Commissioner’s Annuity Reserve Valuation Method at various interest rates or the accumulated value. Reserves for single premium immediate annuities have been calculated using the 1971 and 1983 Individual Annuity and Table 2000 mortality tables with rates ranging from 4.0% to 11.25%.
The Company waives deduction of deferred factional premiums on the death of life and annuity policy insureds and returns any premium beyond the date of death. Surrender values on policies do not exceed the corresponding benefit reserves. Additional reserves are established when the results of cash flow testing under various interest rate scenarios indicate the need for such reserves or the net premiums exceed the gross premiums on any insurance in force.
The mean reserve method is used to adjust the calculated terminal reserve to the appropriate reserve at December 31. Mean reserves are determined by computing the regular mean reserve for the plan at the rated age and holding, when applicable, substandard extra reserves. Life policies for substandard lives are charged an extra premium plus the regular gross premium for the true age. For policies valued on the 1958 CSO table, and issued during or after 1981, reserves are calculated using 175% of the 1958 CSO mortality. For policies valued on the 1980 CSO table, substandard reserves are calculated using the appropriate extra mortality, Annuity substandard lives are charged a premium based on rated age determined by the underwriter. Reserves for all issues are computed by adding constant extra deaths to regular mortality so that the life expectancy using this adjusted mortality equates to the life expectancy at the rated age. This provides additional reserves that grade to standard at the end of the mortality table. An asset is recorded for deferred premiums net of loading to adjust the reserve for modal premium payments.
As of December 31, 2007 and 2006, reserves of approximately $1,651 and $561, respectively, were recorded on in-force amounts of approximately $340,579 and $97,867, respectively, for which the gross premiums are less than the net premiums according to the valuation standards required by the State of Delaware Insurance Department.
The following percentages summarize the mortality tables used to compute policy reserves on a net basis:

	For Year Ended December 31,
	2007		2006
	Amount	Percent	Amount	Percent

Life insurance — Commissioners (1941, 1958, 1980 Standard Ordinary Mortality (3.0 - 6.0%))	$711,715	12.59%	$689,609	12.43%
Annuities (4.0 - 11.25%)	4,928,302	87.16%	4,845,858	87.33%
Other (3.0 - 11.0%)	14,113	0.25%	13,693	0.25%

Total	$5,654,130	100.00%	$5,549,160	100.00%

Reinsurance
Reinsurance premiums and benefits paid or provided are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.
Guaranty Funds
The Company is assessed amounts by state guaranty funds to cover losses to policyholders of insolvent or rehabilitated insurance companies. Those mandatory assessments may be partially recovered through a reduction in future premium taxes in certain states. A liability for guaranty fund assessments is accrued after an insolvency has occurred. The Company has no knowledge of new insolvencies and has received no assessments on new insolvencies during 2006 that would have a material adverse financial statement effect. At December 31, 2007, the

13

Aviva Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
Company has $400 accrued for guaranty fund assessments. Guaranty fund assets at December 31, 2007 and 2006 were $685 and $325, respectively.
Reclassifications
Certain amounts in the Company’s 2006 statutory-basis financial statements have been reclassified to conform to the 2007 financial statement presentation.
2. Investments
The amortized cost and fair value of investments in bonds, preferred stocks and common stocks are summarized as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

December 31, 2007
Bonds:
United States Government and agencies	$109,188	$5,285	$—	$114,473
State and political subdivisions	5,339	177	180	5,336
Foreign governments	25,000	2,413	—	27,413
Corporate securities	5,569,387	118,177	114,428	5,573,136
Asset-backed securities	11,369	46	276	11,139
Commercial mortgage-backed	275,728	6,328	15,728	266,327
Mortgage-backed securities	120,143	1,340	115	121,368

Total bonds	$6,116,154	$133,766	$130,727	$6,119,192

Preferred stocks	$61,490	$120	$5,387	$56,223

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	Losses	Fair Value

December 31, 2006
Bonds:
United States Government and agencies	$129,655	$174	$1,138	$128,691
State and political subdivisions	—	—	—	—
Foreign governments	2,130	193	—	2,323
Corporate securities	5,537,368	107,536	91,781	5,553,123
Asset-backed securities	—	—	—	—
Commercial mortgage-backed	—	—	—	—
Mortgage-backed securities	241,141	6,518	1,160	246,499

Total bonds	$5,910,294	$114,421	$94,079	$5,930,636

Preferred stocks	$43,314	$520	$616	$43,218

Common stocks Unaffiliated	$17,900	$9,976	$91	$27,785

14

Aviva Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
The Company invests in certain private placement debt securities for which fair values are not readily available. Fair value is determined by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments. At December 31, 2007 and 2006, the Company owned private placement debt securities valued at amortized cost of approximately $671,707 and $1,195,264, respectively, with a fair value of $674,997 and $1,208,896, respectively.
The Company has no investments in joint venture, partnerships or limited liability companies that exceed 10% of its admitted assets.
A summary of the amortized cost and fair value of the Company’s investments in bonds at December 31, 2007, by contractual maturity, is as follows:

	Amortized
	Cost	Fair Value

Due in one year or less	$184,964	$188,203
Due after one year through five years	1,668,803	1,709,994
Due after five year through ten years	2,444,131	2,415,692
Due after ten years	1,698,113	1,683,935
Mortgage-backed securities	120,143	121,368

Total	$6,116,154	$6,119,192

The expected maturities in the foregoing table may differ from the contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.
The following table shows gross unrealized losses and fair value, aggregated by investment category and length of time the individual securities have been in a continuous loss position:
December 31, 2007

	Less than or equal to		Greater than Twelve
	Twelve Months		Months		Total
		Gross		Gross		Gross
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

Bonds:
United States government agencies	$—	$—	$—	$—	$—	$—
State and political subdivisions	3,459	180	—	—	3,459	180
Foreign governments	—	—	—	—	—	—
Corporate securities	1,760,763	68,799	878,115	45,629	2,638,878	114,428
Asset-backed securities	1,125	249	2,978	27	4,103	276
Mortgage-backed securities	63,093	5,641	71,136	10,202	134,229	15,843

Total bonds	$1,828,440	$74,869	$952,229	$55,858	$2,780,669	$130,727

Preferred stock	$39,927	$4,650	$8,394	$737	$48,321	$5,387

Common stock	$—	$—	$—	$—	$—	$—

15

Aviva Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
December 31, 2006

	Less than or equal to		Greater than Twelve
	Twelve Months		Months		Total
		Gross		Gross		Gross
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

Bonds:
United States government agencies	$53,107	$66	$44,997	$1,072	$98,104	$1,138
State and political subdivisions	—	—	—	—	—	—
Foreign governments	—	—	—	—	—	—
Corporate securities	905,143	9,823	2,328,684	81,958	3,233,827	91,781
Asset-backed securities	—	—	—	—	—	—
Mortgage-backed securities	30,592	127	54,316	1,033	84,908	1,160

Total bonds	$988,842	$10,016	$2,427,997	$84,063	$3,416,839	$94,079

Preferred stock	$—	$—	$17,415	$616	$17,415	$616

Common stock	$2,810	$47	$435	$44	$3,245	$91

The evaluation of other-than-temporary impairment (OTTI) for fixed income securities follows a three-step process of (1) screen and identify; (2) assess and document; (3) recommend and approve. In identifying potential OTTI’s, all securities that have a fair value that is significantly less than amortized cost are screened. For asset backed securities, an impairment loss is established if the fair value of the security is less than amortized costs and there is an adverse change in estimated cash flows from the cash flows previously projected.
The list of securities identified is subject to a formal assessment to determine if an impairment is other-than-temporary. Management makes certain assumptions or judgments in its assessment of potentially impaired securities including but not limited to:
•	Company descriptions, industry characteristics and trends, company to industry profile, quality of management, etc.

•	Ability and intent to hold the security

•	Severity and duration of the impairment, if any

•	Industry factors

•	Financial factors such as earnings trends, asset quality, liquidity, subsequent events, enterprise valuation, fair value, and volatility (among others)
If the determination is that the security is OTTI, it is written down to fair value. The write-down is reviewed and approved by senior management. The difference between amortized cost and fair value is recognized as a realized loss on investment.
Included in the above table are 795 securities from 527 issuers at December 31, 2007. The following summarizes the details describing the more significant unrealized losses by investment category as of December 31, 2007.
Corporate securities: The unrealized losses on corporate securities totaled $114,428, or 84.1% of total unrealized losses. The majority of these losses came from three sectors (Financial — $46,112 or 40.3% of total corporate losses, Industrial — $58,338 or 51.0% of total corporate losses, and Utilities — $9,749 or 8.5% of total corporate losses). The

16

Aviva Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
unrealized losses in the financial sector are primarily due to a decrease in market liquidity and concerns regarding the underlying credit quality of subprime and other assets these institutions hold. The unrealized losses on utilities were due to changes in market interest rates and not credit quality. The unrealized losses in Industrial and the remaining sectors are also primarily attributable to spread widening due to a decrease in market liquidity, an increase in market volatility, and concerns about the general health of the economy. Because the Company has the ability and intent to hold these investments until recovery of fair value, which may be maturity, it does consider these investments to be other-than-temporarily impaired at December 31, 2007.
Commercial mortgage-backed securities: The unrealized losses on commercial mortgage-backed securities totaled $15,728, or 11.6% of total unrealized losses. These losses were caused primarily by concerns regarding mortgage defaults on subprime and other risky mortgages which resulted in spread widening in the sector as liquidity decreased in the market. In addition, we held investments with exposure to the Alt-A home equity loan sector ($7,298 carrying value and $100 unrealized loss). All securities with Alt-A exposure are AAA rated. Because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, it does not consider these investments to be other-than-temporarily impaired at December 31, 2007.
Preferred Stocks: The unrealized losses on preferred stocks totaled $5,387, or 4.0%. Because the decline in market value is attributable to increased spreads and not credit quality, and because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, it does not consider these investments to be other-than-temporarily impaired at December 31, 2007.
The Company does not engage in direct lending to the subprime markets. The Company’s minimal exposure to subprime risk is primarily limited to investments within the fixed maturity investment portfolio in the form of securities collateralized by mortgages that have characteristics of subprime lending such as adjustable rate mortgages and alternative documentation mortgages. As of December 31, 2007 the exposure to subprime mortgage securitizations was $4,379, which is less than 0.1% of total admitted assets. The exposure is 100% AAA-rated, the underlying collateral is primarily fixed rate, and the high credit quality created by structural subordination and short maturities is protecting the Company against the downturn in the U.S. subprime market. None of the Company’s bond positions with subprime exposure experienced a realized loss.
The Company’s portfolio contains certain investments in the form of Asset Backed Securities (ABS) and in some cases credit default swaps that have underlying risk from exposure related to subprime mortgages. Subprime residential mortgages are mortgage loans made by banks or mortgage lenders to residential borrowers with lower credit ratings. The criteria used to categorize such subprime borrowers include FICO scores, interest rates charged, debt-to-income ratios and loan-to-value ratios. The exposures are classified as ABS as they are made up primarily of seasoned home equity loans which are securitized within an ABS structure.
In the course of the Company’s asset management, no securities have been sold and reacquired within 30 days of the sale date to enhance the Company’s yield on its investment portfolio.
At December 31, 2007 and 2006, bonds with statement value of $2,919 and $2,918, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

The Company’s investments in mortgage loans on real estate consist primarily of commercial mortgage loans made on a full recourse basis and at fixed loan rates. During 2007, the Company issued twelve mortgage loans with maximum and minimum interest rates of 5.90% and 6.64%, respectively. The Company manages its credit risk associated with these loans by diversifying its mortgage portfolio by property type and geographic location, and by generally seeking loan to value ratios not in excess of 75% on secured properties.
The portfolio credit risk for mortgage loans was concentrated in the following geographic regions:

17

Aviva Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)

	Year Ended December 31,
	2007	2006

North Central	$25,072	$23,217
South Central	19,589	10,600
South Atlantic	31,614	29,765
Pacific	57,766	53,280
Mountain	12,376	12,727
Atlantic	24,448	24,996
New England	5,734	5,877

Total mortgage loans	$176,599	$160,462

All mortgage loans at December 31, 2007 and 2006 were loans in good standing.
There were no recorded investments in restructured loans at December 31, 2007 and 2006. The Company accrues interest income on impaired loans to the extent it is deemed collectible (delinquent less than 90 days) and the loan continues to perform under its original or restructured contractual terms. Interest income on non-performing loans is generally recognized on a cash basis. At December 31, 2007 and 2006, the Company held no mortgages with interest overdue beyond 180 days. At December 31, 2007 and 2006, there were no impaired loans. During 2007 and 2006 the Company did not reduce interest rates on any outstanding mortgage loans. There were no credit losses recognized during 2007 and 2006.
Due and accrued income was excluded from investment income on mortgage loans for loans in foreclosure, delinquent more than 90 days or where collection of interest is uncertain. There are no amounts excluded as of December 31, 2007 and 2006.
Major categories of net investment income are summarized as follows:

	Year Ended December 31,
	2007	2006

Income:
Bonds	$347,210	$329,418
Preferred stocks	3,478	2,176
Common Stocks	841	947
Mortgage loans on real estate	9,533	7,870
Derivative instruments	1,574	—
Policy loans	9,247	10,223
Short-term investments and cash	5,895	4,804
Other, net	294	439

Total gross investment income	378,072	355,877

Less investment expenses	13,176	10,362

Net investment income	$364,896	$345,515

18

Aviva Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
Realized capital gains (losses) are reported net of federal income taxes and amounts transferred to IMR as follows:

	2007	2006

Bonds	$(10,261)	$(1,262)
Stocks	14,819	—
Other	(3,100)	—

Total realized gains (losses) on investments	1,458	(1,262)
Less amount transferred to IMR (net of related taxes of $3,099 in 2007 and $273 in 2006)	(8,854)	(1,386)
Federal income tax benefit	(641)	(599)

Net realized gains	$10,953	$723

The change in unrealized gains (losses) on investments is as follows:

	Year Ended December 31,
	2007	2006

Stocks	$2,881	$(6,696)
Derivatives	(2,187)	—

Total change in unrealized gains (losses)	$694	$(6,696)

Proceeds from sales of bonds and related gross realized gains and losses were as follows:

	Year Ended December 31,
	2007	2006

Proceeds	$976,996	$587,000

Gross realized gains	$27,244	$15,000
Gross realized losses	(37,505)	(12,300)

Net realized gains (losses)	$(10,261)	$2,700

Gross realized losses for the years ended December 31, 2007 and 2006 include $6,867 and $6,047, respectively, which relate to losses recognized on other than temporary declines in fair values of bonds.
3. Fair Value
The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes thereto:
Investment Securities: Fair values of fixed maturity securities (including bonds and redeemable preferred stock) are based on quoted market prices or dealer quotes, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services, or in case of private placements, are estimated by discounting expected future cash flows using a current market role applicable to the yield, credit quality and maturity of the investments. The fair values for equity securities are based on quoted market prices.
Cash, Short-Term Investments and Policy Loans: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate fair value.

19

Aviva Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
Mortgage Loans on Real Estate: For all performing fixed interest rate loans, the estimated net cash flows to maturity were discounted to derive an estimated market value using a discount rate based on the loan’s remaining weighted average life and credit quality. Performing variable rate commercial loans and residential loans were valued at the current outstanding balance. Loans which have been restructured, are in foreclosure, are significantly delinquent, or are to affiliates were valued primarily at the lower of the estimated net cash flows to maturity, discounted at a market rate of interest, or the current outstanding principal balance.
Derivative Instruments: Fair values for derivative securities are based on pricing models or formulas using current assumptions.
Policy Reserves: Fair values of the Company’s liabilities under contracts not involving significant mortality or morbidity risks (principally, annuities and supplementary contracts) are stated at the cost the Company would incur to extinguish the liability (i.e., the cash surrender value). Policy reserves also include premium and other deposit funds.
The carrying values and fair values of the Company’s significant financial instruments are as follows:

	For Year Ended December 31,
	2007		2006
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

Admitted Assets
Bonds	$6,116,154	$6,119,192	$5,910,294	$5,930,636
Preferred stocks	61,490	56,223	43,314	43,218
Common stocks	—	—	27,785	27,785
Investment in subsidiary	—	—	38,024	38,024
Mortgage loans on real estate	176,599	176,599	160,462	160,462
Policy loans	161,920	161,920	174,011	174,011
Cash and short-term investments	115,824	115,824	158,147	158,147
Derivatives:
Options	2,816	2,816	10,339	10,339
Fixed and variable interest rat	1,238	1,238	—	—
Futures	408	408	—	—

Liabilities
Policy reserves	$5,556,610	$5,545,620	$5,273,883	$5,263,068
4. Reinsurance
At December 31, 2007 and 2006, the Company’s maximum retention limit for acceptance of risk on life insurance was $3,500 and $1,000, respectively. The Company has indemnity reinsurance agreements with various companies whereby insurance in excess of this retention limit is reinsured. Insurance inforce ceded to nonaffiliated companies under risk sharing arrangements at December 31, 2007 and 2006, totaled approximately $1,191,576 and $1,238,282, respectively.
The Company has ceded approximately $10,984 and $10,815 of annuity reserves to its former subsidiary and affiliated reinsurer, ALICNY, for the years ended in December 31, 2007 and 2006, respectively.
Total life premiums ceded to all reinsurers amounted to $23,405 and $28,169 in 2007 and 2006, respectively.

20

Aviva Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
The Company is liable for the portion of the policies reinsured under each of its existing reinsurance agreements in the event the reinsurance companies are unable to pay their portion of any reinsured claim. Management believes that any liability from this contingency is unlikely. However, to limit the possibility of such losses, the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk.
During 2002, under a 2001 quota share reinsurance contract with an affiliated reinsurer, Curelife Ltd., the Company reinsured 90% of the net liabilities on structured settlements and deferred annuities sold in 2002 and reinsured 75% of a block of deferred annuity business issued prior to 2000. There were no new agreements nor have any existing agreements been amended during 2007 or 2006.
The contract is on a modified coinsurance basis, under which the Company retained the reserves and supporting assets relating to this business. The Company ceded premiums and other considerations of approximately $15,233 and $21,270 in 2007 and 2006, respectively, while receiving a related expense allowance of approximately $3,617 and $4,532 in 2007 and 2006, respectively. The Company also recorded a reserve adjustment on reinsurance ceded of approximately $214,724 and $189,038 in 2007 and 2006, respectively and other ceded benefits of approximately $227,970 and $199,734 in 2007 and 2006, respectively, related to this agreement. This agreement increased the Company’s net statutory gain from operations by $1,190 and ($6,551) in 2007 and 2006, respectively.
5. Life and Annuity Actuarial Reserves
The Company waives deduction of deferred fractional premiums upon death of the insured, and returns any portion of the premium beyond the date of death, when required by the insurance contract. The reserve for surrender values promised in excess of the legally computed reserves totaled $297 and $278 at December 31, 2007 and 2006, respectively.
Additional premiums are charged for policies issued on substandard lives according to underwriting classification. Mean reserves are determined by computing the regular mean reserve for the policy and holding an additional one-half of the extra premium charged for the year.
Withdrawal characteristics of annuity actuarial reserves and deposit liabilities are as follows:

	For Year Ended December 31,
	2007		2006
	Amount	Percent	Amount	Percent

Subject to discretionary withdrawal:
With market value adjustment	$1,600,321	28.70%	$1,799,260	33.99%
At book value less current surrender charge of 5% or more	706,263	12.66%	740,123	13.98%
At book value without adjustment	662,001	11.87%	603,736	11.41%
Not subject to discretionary withdrawal	2,608,141	46.77%	2,149,791	40.62%

Total annuity reserves and deposit fund liabilities	5,576,726	100.00%	5,292,910	100.00%

Reinsurance ceded	10,985		10,815

	$5,565,741		$5,282,095

21

Aviva Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
A reconciliation of total annuity actuarial reserves and deposit fund liabilities is as follows:

	Year Ended December 31,
	2007	2006

Annuity reserves	$4,928,302	$4,845,858
Supplementary contracts with life contingencies	9,131	8,212
Deposit-type contracts	628,308	428,025

Total annuity reserves and deposit fund liabilities	$5,565,741	$5,282,095

6. Federal Income Taxes
The components of the net deferred tax asset are as follows:

	Year Ended December 31,
	2007	2006

Total gross deferred tax assets	$59,466	$46,400
Total gross deferred tax liabilities	(188)	(3,469)

Net deferred tax assets	59,278	42,931
Deferred tax assets non-admitted	(26,778)	(34,920)

Net admitted deferred tax assets	$32,500	$8,011

(Increase) decrease in non-admitted	$8,142	$(14,061)

There were no deferred tax liabilities not recognized in the current period.
Current income taxes incurred consist of the following major components:

	Year Ended December 31,
	2007	2006

Federal income tax on current year operations	$(73)	$(2,091)
Federal income tax on net realized capital gains	(641)	(599)

Total current Federal income tax incurred	$(714)	$(2,690)

22

Aviva Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
The tax effects of temporary differences that give rise to significant portion of the deferred tax liabilities are as follows:

	Year Ended December 31,
	2007	2006

Deferred Tax Assets
Bonds	$—	$2,292
Stocks	91	—
DAC	21,336	19,886
Deferred compensation	944	6,127
Reserves	9,916	10,797
Non-admitted assets	220	478
Policyholder dividends payable
Tax credit carryforward	508	1,306
Net operating loss carryforward	25,839	5,414
Other	612	100

Total deferred tax assets	$59,466	$46,400

Non-admitted deferred tax assets	(26,778)	(34,920)

Admitted deferred tax assets	$32,688	$11,480

Deferred Tax Assets
Bonds	$(188)	$—
Stocks	—	(3,469)

Total deferred tax liabilities	(188)	(3,469)

Net deferred tax asset (liability)	$32,500	$8,011

The changes in net deferred taxes is comprised of the following (this analysis is exclusive of the tax effect of unrealized capital gains (losses) as the deferred taxes on unrealized gains (losses) are reported separately from the Change in Net Deferred Income Taxes in the surplus section of the Annual Statement).

	Year Ended December 31,
	2007	2006	Change

Total gross deferred tax assets	$59,466	$46,400	$13,066
Total gross deferred tax liabilities	(188)	(3,469)	3,281

Deferred tax assets in excess of deferred tax liabilities	59,278	42,931	16,347
Tax effect of change in unrealized capital gains (losses)			(4,225)

Change in net deferred income taxes			$12,122

The provision for federal income taxes incurred is different from that which would be obtained by applying the statutory federal income tax rate to income before income taxes. The significant items causing this difference are as follows:

23

Aviva Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)

	For Year Ended December 31,
	2007		2006
	Amount	Percent	Amount	Percent

Statutory loss taxed at enacted Rate	$(2,193)	35.0%	$(4,016)	35.0%
Permanent differences
Nontaxable income	(3,070)	49.0%	—	0.0%
Group expense allocation	(7,123)	113.7%	(8,654)	75.4%
Non-deductible expenses	509	-8.1%	383	-3.3%
Contingency release	(75)	1.2%	(2,430)	21.2%
IMR	(658)	10.5%	(3,161)	27.6%
Non-admitted assets	(226)	3.6%	1,297	-11.3%
Aggregate write-ins for reinsurance	—	0.0%	592	-5.2%

Total effective tax	$(12,836)	204.9%	$(15,989)	139.4%

Current federal income tax incurred	$(714)	11.4%	$(2,691)	23.5%
Change in net deferred income tax	(12,122)	193.5%	(13,298)	115.9%

Total effective income tax	$(12,836)	204.9%	$(15,989)	139.4%

The Company has the following loss carryforwards:

	Operating Loss Deductions
	For Year Ended December 31,
	2007
Tax Year Operating Loss Deduction Incurred	Amount	Expiring
2007	$35,811	2022
2006	$31,754	2021
2005	$6,261	2020

Tax Credits
For Year Ended December 31,
2007
Tax Credits	Amount
Alternative minimum tax credit	$508
The following are income taxes incurred in current and prior years that will be available for recovery in the event of future losses:
The Company and its previously wholly-owned subsidiary, filed a consolidated tax return until December 31, 2007. No other affiliated corporations were included in the consolidated return. The Company has a written tax sharing agreement that sets forth the manner in which the total combined federal income tax is allocated to each entity that is a party to the consolidation. Allocation of the benefits is based on separate returns. Losses are paid at the time used in the consolidated return. As a result of the merger between ALICNY and Bankers, the Company expects to file a separate return in futures years.
7. Premium and Annuity Considerations Deferred and Uncollected

24

Aviva Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
Deferred and uncollected life insurance premiums and annuity considerations at December 31, 2007 were as follows:

	For Year Ended December 31,
	2007			2006
	Gross	Loading	Net	Gross	Loading	Net

Ordinary new business	$45	$(20)	$25	$646	$(199)	$447
Ordinary renewal	2,467	$308	2,775	3,497	$241	3,738

Total	$2,512	$288	$2,800	$4,143	$42	$4,185

8. Pension Plan and Other Employee Benefits
All services for the Company are provided and paid for by Aviva Service Corporation (ASC), a wholly owned subsidiary of AUSAC. As such, the Company is included in the benefit plans in force for ASC. The Company was charged for actual salary and benefit costs for services provided by ASC employees.
The Company participates with ASC in a non-contributory defined benefit pension plan covering substantially all of its employees. The Company’s allocated portion of net pension costs were approximately $523 and $323 for the years ended December 31, 2007 and 2006, respectively.
The Company participates with ASC in a non-contributory plan to provide postretirement health care and life insurance benefits for certain employees who are eligible for those benefits when they retire from the Company. The Company’s allocated portion of net postretirement benefits costs were approximately $83 and $(279) for the years ended December 31, 2007 and 2006, respectively.
Substantially all employees of ASC are eligible to participate in a contributory employee savings plan under which a portion of employee contributions are matched by ASC. The Company’s allocated portion was approximately $283 and $384 for the years ended December 31, 2007 and 2006, respectively.
9. Related-Party Transactions
The Company has a service agreement with Aviva Capital Management (ACM), AUSAC and ASC. As part of the agreement, ACM and ASC perform certain administrative services and investment advisory services on behalf of the Company and AUSAC. In the past, ASC was compensated with fees equal to the actual expense incurred by ASC. The expenses incurred by ASC were apportioned to each participating affiliated company based on specific identification where feasible, and upon studies of employee activities for all other expenses. ACM was compensated with fees determined using cost allocations or a negotiated basis intended to reflect market prices.
All intercompany balances shown as payable to or receivable from parent, subsidiaries and affiliates are settled within 30 days of their incurrence under the terms of the intercompany expense sharing agreements.
The following summarizes transactions of the Company with affiliates in 2007 and 2006:

25

Aviva Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)

	As of or for the
	Year Ended December 31,
	2007	2006

Investment management fees	$13,176	$10,362
Net affiliated receivable (payable)	232	(4,599)
Affiliated management, administrative, data processing, rent & other service expense	15,306	—
Dividend to stockholders	104,800	—
Reinsurance expense with affiliates	15,233	31,377
Reinsurance recoverable with affiliates	—	—
Capital contributions from parent	—	57,600
Sale of investment in subsidiary	(59,800)	—
Intercompany loan payoff	(24,393)	—
Miscellaneous transactions with affiliates	514	—
10. Commitments and Contingencies
The Company does not lease any office space directly. All leases are executed by ASC. Rental expense, incurred by the Company for 2007 and 2006, was approximately $1,102 and $1,479, respectively.
At December 31, 2007, the Company has outstanding commitments for mortgage loans totaling $9,550.
The Company is involved in pending or threatened lawsuits arising from the normal conduct of its insurance business. Management is of the opinion, after consultation with counsel, that these suits are substantially without merit, that valid defenses exist, and that the ultimate liability with respect to such litigation will not have a material adverse effect on the Company’s financial position.
11. Capital and Surplus
Under the Insurance Code of the State of Delaware, the maximum amount of dividend the Company may pay to its stockholder without prior approval by the Superintendent of Insurance is the greater of; 10% of its surplus to policyholders or its net gain from operations at December 31, 2007. Subject to the availability of unassigned surplus at the time of such dividend ($120,719) at December 31, 2007), the maximum payment which may be made in 2008 without regulatory approval is $0. The Company paid dividends to its parent, AUSAC of $104,800 and $0 in 2007 and 2006, respectively.
Life/health insurance companies are subject to certain Risk-Based Capital (RBC) requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life/health insurance company is to be determined based on the various risk factors related to it. At December 31, 2007, the Company meets the RBC requirements.
Aviva plc did not contribute any additional capital for the year ended December 31, 2007, however, $57,600 of additional paid in capital was contributed for the year ended December 31, 2006.
12. Reconciliation to the Statutory Annual Statement

26

Aviva Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
The following is a reconciliation of amounts, previously reported to state to regulatory authorities in the 2006 Annual Statement, to those reported in the accompanying statutory-basis financial statements.

2006
Balance Sheet
Assets as reported in the Company’s Annual Statement	$6,656,753
Investment impairments	(4,118)
Book value adjustments to investments	(651)
Change in investment in subsidiary	(310)

Assets as reported in the accompanying statutory-basis balance sheet	$6,651,674

Liabilities as reported in the Company’s Annual Statement	$6,238,049
Adjustment to IMR related to investment impairments	(2,677)

Liabilities as reported in the accompanying statutory-basis balance sheet	6,235,372

Capital and surplus as reported in the Company’s Annual Statement	$418,705
Net loss for investment impairments	(1,442)
Book value adjustments to investments	(651)
Change in net unrealized capital losses	(310)

Capital and surplus as reported in the accompanying statutory-basis balance sheet	416,302

Total liabilities and capital and surplus as reported in the accompanying statutory- basis balance sheet	$6,651,674

2006
Statement of Operations
Net loss as reported in the Company’s Annual Statement	$(5,687)
Net realized capital gains from investment impairments	(1,442)
Net investment income for book value adjustment to investments	(268)

Net loss as reported in the accompanying statutory-basis balance sheet	$(7,397)

13. Event (Unaudited) Subsequent to the Date of the Report of Independent Registered Public Accounting Firm
On July 7, 2008, the board of directors of the Company approved the merger of the Company into Aviva Life and Annuity Company (ALAC), an affiliated company, subject to regulatory approval. It is anticipated the merger will occur on September 30, 2008. As a result of the merger, ALAC will assume ownership of all assets, and responsibility for all liabilities of the Company.

27

Statutory-Basis Financial
Statement Schedules

28

Aviva Life Insurance Company
Summary of Investments-Other Than Investments in Related Parties
(Dollars in Thousands)
December 31, 2007
Schedule I

			Amount at Which Shown
Type of Investment	Cost (1)	Market Value	in the Balance Sheet
Fixed maturities
Bonds:

United States government and government agencies and authorities	$109,188	$114,473	$109,188
States, municipalities and political subdivisions	5,339	5,336	5,339
Foreign governments	25,000	27,413	25,000
Corporate securities	5,569,387	5,573,136	5,569,387
Asset-backed securities	11,369	11,139	11,369
Commercial mortgage-backed	275,728	266,327	275,728
Mortgage-backed securities	120,143	121,368	120,143
Preferred stock	61,490	56,223	61,490

Total fixed maturities	$6,177,644	$6,175,415	$6,177,644

Mortgage loans on real estate	176,599		176,599
Policy loans	161,920		161,920
Derivatives	5,287		4,462
Cash and short-term investments	115,824		115,824

Total	$6,637,274		$6,636,449

(1)	Original cost of equity securities and as to fixed maturities, original cost reduced by repayments and adjustment for amortization of premiums or accrual of discounts.

29

Aviva Life Insurance Company
Supplementary Insurance Information
(Dollars in Thousands)
Schedule III

					Benefits, Claims
	Future Policy	Policy and			Losses and	Other
	Benefits and	Contract	Premium	Net Investment	Settlement	Operating	Premiums
	Expenses	Liabilities	Revenue	Income*	Expenses	Expenses*	Written

Year ended December 31, 2007
Individual life	$4,916	$728,110	$60,451	$43,003	$78,081	$9,239	$67,853
Group life and health	—	66,129	3,830	3,688	4,047	2,553	4,604
Annuity	24,628	5,488,490	601,807	318,205	687,254	56,236	617,040

	$29,544	$6,282,729	$666,088	$364,896	$769,382	$68,028	$689,497

Year ended December 31, 2006
Individual life	$7,700	$681,341	$79,525	$44,646	$93,146	$17,713	$85,991
Group life and health	268	64,965	6,163	4,096	4,650	2,542	6,600
Annuity	25,200	5,231,281	773,180	296,773	866,746	68,879	804,557

	$33,168	$5,977,588	$858,868	$345,515	$964,542	$89,134	$897,148

Year ended December 31, 2005
Individual life	$7,184	$630,841	$78,016	$39,161	$93,585	$15,170	$85,293
Group life and health	544	60,888	6,147	3,640	6,470	2,638	6,188
Annuity	26,236	4,694,759	734,535	263,874	834,354	73,568	780,248

	$33,964	$5,386,488	$818,698	$306,675	$934,409	$91,376	$871,729

*	Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

30

Aviva Life Insurance Company
Reinsurance
(Dollars in Thousands)
Schedule IV

					Percentage of
		Ceded to Other	Assumed From		Amount Assumed
	Gross Amount	Companies	Other Companies	Net Amount	To Net
Year ended December 31, 2007
Life insurance in force	$5,897,446	$1,191,576	$—	$4,705,870	—%

Premiums:
Individual life	$67,853	$7,402	$—	$60,451	—%
Group life	4,565	770	—	3,795	—
Health	39	4	—	35	—
Annuity	617,040	15,233	—	601,807	—

	$689,497	$23,409	$—	$666,088	—%

Year ended December 31, 2006
Life insurance in force	$6,291,201	$1,238,282	$—	$5,052,919	—%

Premiums:
Individual life	$85,991	$6,466	$—	$79,525	—%
Group life	6,557	434	—	6,123	—
Health	43	3	—	40	—
Annuity	804,557	31,377	—	773,180	—

	$897,148	$38,280	$—	$858,868	—%

Year ended December 31, 2005
Life insurance in force	$6,320,252	$1,371,927	$—	$4,948,325	—%

Premiums:
Individual life	$85,293	$7,277	$—	$78,016	—%
Group life	6,137	37	—	6,100	—
Health	51	4	—	47	—
Annuity	781,485	46,950	—	734,535	—

	$872,966	$54,268	$—	$818,698	—%

31

Financial Statements and Schedules — Statutory Basis
Aviva Life Insurance Company
Years Ended December 31, 2006 and 2005
With Report of Independent Registered Public Accounting Firm

Aviva Life Insurance Company
Financial Statements and Schedules — Statutory Basis
Years Ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholder
Aviva Life Insurance Company
We have audited the accompanying statutory-basis balance sheets of Aviva Life Insurance Company as of December 31, 2006 and 2005, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flow for the years then ended. Our audit also included the statutory-basis financial statement schedules required by Regulation S-X, Article 7. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.
We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As described in Note 1 to the statutory-basis financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Delaware Department of Insurance, which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles are also described in Note 1. The effects on the financial statements of these variances are not reasonably determinable, but are presumed to be material.
In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of Aviva Life Insurance Company at December 31, 2006 and 2005, or the results of its operations or its cash flow for the years then ended.
However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aviva Life Insurance Company as of December 31, 2006 and 2005, and the results of its operations and its cash flow for the years then ended, in conformity with accounting practices prescribed or permitted by the Delaware Department of Insurance. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financials statements taken as a whole, present fairly in all material respects the information set forth therein.
/s/ Ernst & Young LLP
September 29, 2008
Des Moines, Iowa

1

Aviva Life Insurance Company
Balance Sheets—Statutory Basis
(In Thousands)

	December 31
	2006	2005
Admitted assets
Cash and invested assets:
Bonds	$5,910,294	$5,322,730
Stocks:
Preferred stocks	43,314	7,364
Common stocks	27,785	21,758
Investment in subsidiary	38,024	30,470
Mortgage loans on real estate	160,462	127,817
Policy loans	174,011	176,867
Short-term investments	—	5,063
Receivable for securities	863	629
Cash and cash equivalents	158,147	127,695
Other invested assets	10,339	2,091

Total cash and invested assets	6,523,239	5,822,484

Reinsurance balances recoverable	20,168	25,530
Federal income taxes recoverable	2,790	7,401
Net deferred tax asset	8,011	11,192
Deferred and uncollected life premiums, less loading ($(42) and $(58) at December 31, 2006 and 2005, respectively)	4,185	3,504
Accrued investment income	91,124	83,321
Receivable from parent, subsidiary, and affiliates	1,832	99
Other admitted assets	325	474

Total admitted assets	$6,651,674	$5,954,005

Liabilities and capital and surplus
Liabilities:
Policy and contract liabilities:
Reserves for future policy benefits	$5,977,588	$5,351,171
Policy and contract claims	33,168	33,964
Other policyholder liabilities	89,239	35,317

Total policy and contract liabilities	6,099,995	5,420,452

Accounts payable, accrued expenses, and other liabilities	34,278	49,987
Payable to parent, subsidiaries, and affiliates	6,431	5,661
Asset valuation reserve	38,549	25,660
Interest maintenance reserve	56,119	69,213

Total liabilities	6,235,372	5,570,973

Capital and surplus:
Common stock, $100 par value:
Authorized 30,000 shares;
Issued and outstanding 28,349 shares	2,835	2,835
Paid-in surplus	456,275	398,675
Unassigned surplus (deficit)	(42,808)	(18,478)

Total capital and surplus	416,302	383,032

Total liabilities and capital and surplus	$6,651,674	$5,954,005

See accompanying notes.

2

Aviva Life Insurance Company
Statements of Operations—Statutory Basis

	Year Ended December 31
	2006	2005
	(In Thousands)
Premiums and other revenues:
Life, annuity and accident and health premiums	$858,868	$817,461
Considerations for supplementary contracts with life contingencies	1,117	1,237
Net investment income	345,515	306,675
Amortization of interest maintenance reserve	9,031	10,218
Commission and expense allowances on reinsurance ceded	6,087	6,862
Reserve adjustments on reinsurance ceded	(189,038)	(115,308)
Other revenues	11,885	16,139

Total premiums and other revenues	1,043,465	1,043,284

Benefits paid or provided:
Death benefits	21,599	24,588
Annuity benefits	144,973	112,430
Surrender benefits and withdrawals	236,742	138,545
Other benefits	1,074	1,317
Increase in life, annuity, and accident and health reserves	535,579	638,013
Increase in liability for policyholder funds	24,576	19,516

Total benefits paid or provided	964,543	934,409

Insurance expenses and other deductions:
Commissions	61,846	66,329
General insurance expenses	21,232	19,550
Insurance taxes, licenses, and fees	5,462	4,847
Other deductions	594	650

Total insurance expenses and other deductions	1,053,677	1,025,785

Gain (loss) from operations before federal income taxes and net realized capital gains (losses)	(10,212)	17,499

Federal income tax benefit	(2,092)	(4,761)

Gain (loss) from operations before net realized capital gains (losses)	(8,120)	22,260

Net realized capital gains (losses), net of tax	723	(15,477)

Net gain (loss)	$(7,397)	$6,783

See accompanying notes.

3

Aviva Life Insurance Company
Statements of Changes in Capital and Surplus—Statutory Basis
Years Ended December 31, 2006 and 2005
(In Thousands)

			Unassigned
	Common	Paid-in	Surplus	Total Capital
	Stock	Surplus	(Deficit)	and Surplus

Balance at January 1, 2005	$2,835	$363,675	$(19,514)	$346,996

Net gain			6,783	6,783
Surplus paid-in		35,000		35,000
Increase in net deferred income tax			6,998	6,998
Change in net unrealized capital losses			(3,185)	(3,185)
Increase in non-admitted assets			(1,312)	(1,312)
Increase in asset valuation reserve			(3,317)	(3,317)
Dividend to parent			(4,931)	(4,931)

Balance at December 31, 2005	2,835	398,675	(18,478)	383,032

Net loss			(7,397)	(7,397)
Surplus paid-in		57,600		57,600
Increase in net deferred income tax			13,298	13,298
Change in net unrealized capital losses			(6,765)	(6,765)
Increase in non-admitted assets			(10,885)	(10,885)
Increase in asset valuation reserve			(12,889)	(12,889)
Surplus adjustment from prior period			308	308

Balance at December 31, 2006	$2,835	$456,275	$(42,808)	$416,302

See accompanying notes.

4

Aviva Life Insurance Company
Statements of Cash Flow—Statutory Basis

	Year Ended December 31
	2006	2005
	(In Thousands)

Operations
Premiums collected net of reinsurance	$859,287	$817,628
Net investment income received	354,886	318,642
Miscellaneous income	23,069	27,322
Benefits paid	(623,193)	(398,214)
Commissions, expenses paid, and aggregate write-ins for deductions	(88,938)	(91,282)
Federal income taxes recovered (paid)	7,302	(9,269)

Net cash provided by operations	532,413	664,827

Investments
Proceeds from investments sold, matured, or repaid:
Bonds	718,229	438,065
Preferred and common stocks	7,449	6,902
Mortgage loans	1,886	288
Miscellaneous proceeds	(8)	8,622

Total investment proceeds	727,556	453,877

Cost of investments acquired:
Bonds	(1,352,697)	(987,861)
Preferred and common stocks	(39,035)	(16,133)
Mortgage loans	(34,530)	(109,340)
Miscellaneous applications	(26,971)	(2,091)

Total investments acquired	(1,453,233)	(1,115,425)
Net decrease (increase) in policy loans	2,856	(14,487)

Net cash used in investments	(722,821)	(676,035)

Financing and miscellaneous sources
Other cash provided:
Surplus paid-in	57,600	35,000
Net deposits on deposit-type contracts and other insurance liabilities	96,189	35,498
Dividends paid to parent	—	(4,931)
Other cash provided	62,008	18,205

Net cash provided by financing and miscellaneous sources	215,797	83,772

Net increase in cash, cash equivalents, and short-term investments	25,389	72,564

Cash, cash equivalents, and short-term investments:
Beginning of year	132,758	60,194

End of year	$158,147	$132,758

See accompanying notes.

5

Aviva Life Insurance Company
Notes to Statutory-Basis Financial Statements
December 31, 2006
1. Nature of Operations and Significant Accounting Policies
Aviva Life Insurance Company (the Company), a Delaware-domiciled insurance company, is a wholly owned subsidiary of Aviva USA Corporation (AUSAC), which is indirectly but wholly owned by Aviva plc, the ultimate parent.
The Company owns 100% of the common stock of Aviva Life Insurance Company of New York (ALICNY), a New York-domiciled insurance company, which writes business in New York and Massachusetts.
The Company’s primary product focus is on annuities and universal life products, which are sold through independent agents and brokers throughout the United States. Additionally, the Company sells term and whole-life policies, primarily through a financial institutions distribution network.
The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.
Basis of Presentation
The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the State of Delaware Insurance Department, which practices differ from accounting principles generally accepted in the United States (GAAP). The more significant variances from GAAP are:
Investments: Investments in bonds are reported at amortized cost or market value based on their National Association of Insurance Commissioners’ (NAIC) rating; for GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading, or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in operations for those designated as trading, and as a separate component of shareholders’ equity for those designated as available-for-sale. Fair value for statutory purposes is based on the price published by the Securities Valuation Office of the NAIC (SVO), if available, whereas fair value for GAAP is based on quoted market prices.
All single class and multi-class mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using the prospective method. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the undiscounted estimated future cash flows. For GAAP purposes, all securities, purchased or retained, that represent beneficial interests in securitized assets (e.g., CMO, MBS, and ABS securities), other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the discounted fair value. If high credit quality securities are adjusted, the retrospective method is used.
Derivative instruments held for other than hedge accounting purposes are valued at fair value and the related net unrealized capital gains (losses) are reported as a component of unassigned surplus. Under GAAP, all derivatives are reported on the balance sheet at fair value, and the related net unrealized capital gains (losses) are reported as a component of net gains from operations.

6

Aviva Life Insurance Company
Notes to Statutory-Basis Financial Statements (continued)
1. Nature of Operations and Significant Accounting Policies (continued)
Basis of Presentation (continued)
Valuation Reserves: Under a formula prescribed by the NAIC, the Company defers, net of tax, the portion of realized capital gains and losses on sales of fixed income investments, principally bonds, attributable to changes in the general level of interest rates, and amortizes those deferrals, net of tax, over the remaining period to maturity of the individual security sold. For the Company’s enhanced guarantee products, realized gains and losses are amortized over 12 months. That net deferral is reported as the Interest Maintenance Reserve (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses would be reported in the income statement on a pretax basis in the period that the assets giving rise to the gains or losses are sold. The Asset Valuation Reserve (AVR) provides a valuation allowance for invested assets. The AVR is determined by an NAIC-prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.
Subsidiary: The accounts and operations of the Company’s subsidiary are not consolidated with the accounts and operations of the Company, as would be required under GAAP.
Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves; for universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality, and expense margins.
Non-Admitted Assets: Certain assets designated as “non-admitted,” principally deferred federal income taxes, furniture and equipment, past-due agents’ balances, certain other classes of receivables, and other assets not specifically identified as an admitted asset within the NAIC’s Accounting Practices and Procedures Manual, are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet to the extent that these assets are not impaired.
Universal Life and Annuity Policies: Revenues for universal life and annuity policies with mortality or morbidity risk, except for guaranteed interest and group annuity contracts, consist of the entire premium received, and benefits incurred represent the total of death benefits paid and the change in policy reserves. Premiums received for annuity policies without mortality or morbidity risk, and for guaranteed interest and group annuity contracts, are recorded using deposit accounting, and credited directly to an appropriate policy reserve account, without recognizing premium income. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue, and benefits would represent interest credited to the account values and the excess of benefits paid over the policy account value.
Benefit Reserves: Certain policy reserves are calculated based on statutorily required interest and mortality assumptions, rather than on estimated expected experience or actual account balances, as would be required under GAAP.
Reinsurance: Any reinsurance balance amounts deemed to be uncollectible are written off through a charge to operations. In addition, a liability for reinsurance balances is provided for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to those amounts are credited or charged directly to unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.
Policy and contract liabilities ceded to reinsurers are reported as reductions of the related reserves, rather than as assets, as would be required under GAAP.
Commissions allowed by reinsurers on business ceded are reported as income when received, rather than being deferred and amortized with deferred policy acquisition costs, as required under GAAP.

7

Aviva Life Insurance Company
Notes to Statutory-Basis Financial Statements (continued)
1. Nature of Operations and Significant Accounting Policies (continued)
Basis of Presentation (continued)
Deferred Income Taxes: Deferred tax assets are limited to (1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse by the end of the subsequent calendar year, plus (2) the lesser of the remaining gross deferred tax assets expected to be realized within one year of the balance sheet date or 10% of capital and surplus excluding any net deferred tax assets, EDP equipment and operating software, and any net positive goodwill, plus (3) the amount of remaining gross deferred tax assets that can be offset against existing gross deferred tax liabilities. The remaining deferred tax assets are non-admitted. Deferred taxes do not include amounts for state taxes. Under GAAP, state taxes are included in the computation of deferred taxes, a deferred tax asset is recorded for the amount of gross deferred tax assets expected to be realized in future years, and a valuation allowance is established for deferred tax assets not realizable.
Statements of Cash Flow: Cash, cash equivalents, and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.
The effects of the foregoing variances from GAAP on the accompanying statutory-basis financial statements have not been determined, but are presumed to be material.
Other significant accounting practices are as follows:
Investments
Bonds, preferred stocks, common stocks, short-term investments, and derivative instruments are stated at values prescribed by the NAIC as follows:
Bonds not backed by other loans are principally stated at amortized cost using the interest method.
Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method, including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates, and are based on the current interest rate and economic environment. The prospective adjustment method is used to value all such securities.
Redeemable preferred stocks, which have characteristics of debt securities and are rated as high quality or better, are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost, or market value.
Common stocks are reported at fair value as determined by the Securities Valuation Office and the related net unrealized capital gains (losses) are reported in unassigned surplus along with any adjustment for federal income taxes.
There are no restrictions on common or preferred stock.
Short-term investments include investments with remaining maturities of one year or less at the time of acquisition, and are principally stated at amortized cost.
Cash equivalents are short-term, highly liquid investments with original maturities of three months or less, and are principally stated at amortized cost.
Mortgage loans are reported at the unpaid principal balance adjusted for discounts and premiums, less allowances for impairment recognized for statutory purposes.
Policy loans are reported at the unpaid principal balance plus accrued interest.

8

Aviva Life Insurance Company
Notes to Statutory-Basis Financial Statements (continued)
1. Nature of Operations and Significant Accounting Policies (continued)
Investments (continued)
All derivatives are stated at fair value and the related changes in fair value are reported in unassigned surplus along with any adjustment for federal income taxes until the transaction is terminated. The call options are carried at fair value and appear on the balance sheet as either other invested assets (Derivative-Options FV asset) or other liabilities (Derivative-Options FV liabilities).
The fair values for the Company’s derivative securities are based on settlement values, quoted market prices of comparable instruments, fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, or, if there are no relevant comparables, on pricing models or formulas using current assumptions.
Realized capital gains and losses are determined using the specific identification method. Net realized investment gains or losses include gains on sales of equity securities and credit-related gains and losses on bonds, net of applicable federal income taxes. Interest-related realized investment gains or losses are deferred in the IMR, and amortized under the seriatim method. The seriatim method is the excess of the amount of income which would have been reported in that year, had the assets not been disposed of, over the amount of income which would have been reported had the asset been repurchased at its sale price. The capital gains tax associated with each gain (loss) is amortized in proportion to the amortization of the gain (loss).
The Company has a process in place to identify securities that could potentially have an impairment that is other than temporary. This process involves monitoring market events that could impact issuers’ credit ratings, business climate, litigation and government actions, and other similar factors, and reviewing securities for which the NAIC rating is lowered by two or more levels, monitoring late payments, downgrades by rating agencies, and key financial ratios as indicators of credit issues.
The Company considers relevant facts and circumstances in evaluating whether the impairment of the security is other than temporary. Relevant facts and circumstances include (1) the length of time the fair value has been below cost, (2) the financial position of the issuer, and (3) the Company’s ability and intent to hold the security to maturity or until it recovers in value.
The Company evaluates additional factors in considering whether the impairment of a mortgage loan is other than temporary. Additional indicators of impairment include diminishing loan-to-value ratios and diminishing debt service coverage ratios.
To the extent the Company determines that a security is deemed to be other-than-temporarily impaired, the difference between book value and market value would be charged to net realized gains. Additionally, if a security has its NAIC rating lowered by two or more levels, an other-than-temporary impairment is recognized.
The Company’s insurance subsidiary, ALICNY, is reported at its underlying statutory equity. The net change in ALICNY’s equity is included in the change in net unrealized capital gains (losses).
Premiums
Life and accident and health premiums are recognized as revenue when due. Premiums for annuity policies with any mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk, and for guaranteed interest and group annuity contracts, are recorded using deposit accounting.

9

Aviva Life Insurance Company
Notes to Statutory-Basis Financial Statements (continued)
1. Nature of Operations and Significant Accounting Policies (continued)
Reserves for Future Policy Benefits
Life, annuity, and accident and health reserves are developed by actuarial methods, and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash values, or the amounts required by the State of Delaware Insurance Department.
Reserves for life insurance policies have been computed primarily using the 1941, 1958, and 1980 Commissioner’s Standard Ordinary mortality tables under the Net Level Premium Method or the Commissioner’s Reserve Valuation Method with assumed interest rates ranging from 3.0% to 6.0%. For certain universal life policies, the fund value is held as the reserve. These policies have minimal or no surrender charges.
Liabilities for future accident and health policy benefits include an unearned premium reserve and additional reserves for guaranteed renewable and non-cancelable policies calculated primarily by the two-year preliminary term method utilizing the 1956 Task Force 4 Tables combined with the 1958 Commissioner’s Standard Ordinary mortality table with an assumed interest rate of 3.0% and the 1964 Commissioner’s Disability table with an assumed interest rate of 3.0%.
Reserves for single and flexible premium deferred annuities are determined using the Commissioner’s Annuity Reserve Valuation Method at various interest rates or the accumulated value. Reserves for single premium immediate annuities have been calculated using the 1971 and 1983 Individual Annuity and Table 2000 mortality tables with rates ranging from 4.0% to 11.25%.
The Company waives deduction of deferred fractional premiums on the death of life and annuity policy insureds and returns any premium beyond the date of death. Surrender values on policies do not exceed the corresponding benefit reserves. Additional reserves are established when the results of cash flow testing under various interest rate scenarios indicate the need for such reserves or the net premiums exceed the gross premiums on any insurance in force.
The mean reserve method is used to adjust the calculated terminal reserve to the appropriate reserve at December 31. Mean reserves are determined by computing the regular mean reserve for the plan at the rated age and holding, when applicable, substandard extra reserves. Life policies for substandard lives are charged an extra premium plus the regular gross premium for the true age. For policies valued on the 1958 CSO table, and issued during or after 1981, reserves are calculated using 175% of the 1958 CSO mortality. For policies valued on the 1980 CSO table, substandard reserves are calculated using the appropriate extra mortality. Annuity substandard lives are charged a premium based on rated age determined by the underwriter. Reserves for all issues are computed by adding constant extra deaths to regular mortality so that the life expectancy using this adjusted mortality equates to the life expectancy at the rated age. This provides additional reserves that grade to standard at the end of the mortality table. An asset is recorded for deferred premiums net of loading to adjust the reserve for modal premium payments.
As of December 31, 2006 and 2005, reserves of approximately $0.6 million and $0.4 million, respectively, were recorded on in-force amounts of approximately $97.9 million and $61.5 million, respectively, for which the gross premiums are less than the net premiums according to the valuation standards required by the State of Delaware Insurance Department.
The tabular interest, the tabular less actual reserve released, and the tabular cost have been determined by formula.
Reinsurance
Reinsurance premiums and benefits paid or provided are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

10

Aviva Life Insurance Company
Notes to Statutory-Basis Financial Statements (continued)
1. Nature of Operations and Significant Accounting Policies (continued)
Financial Instruments
In the normal course of business, the Company enters into transactions involving various types of financial instruments, including investments in bonds and stocks. These instruments involve credit risk, and also may be subject to risk of loss due to interest rate fluctuations.
Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amounts that approximate fair value, unless otherwise noted in the notes to the statutory-basis financial statements.
Guaranty Funds
The Company is subject to insurance guaranty fund laws in the states in which it does business. These laws assess insurance companies amounts to be used to pay benefits to policyholders and claimants of insolvent insurance companies. A liability for guaranty fund assessments is accrued after an insolvency has occurred.
Reclassifications
Certain amounts in the Company’s 2005 statutory-basis financial statements have been reclassified to conform to the 2006 financial statement presentation.
2. Service Fees (General Expenses)
The Company has a service agreement with Aviva Service Corporation (ASC), a wholly owned subsidiary of AUSAC. As part of the agreement, ASC performs certain administrative services on behalf of the Company and certain other affiliated companies. In the past, ASC was compensated with fees equal to the actual expense incurred by ASC. The expenses incurred by ASC were apportioned to each participating affiliated company based on specific identification where feasible, and upon studies of employee activities for all other expenses.
During September 2005, ASC changed its expense allocation methodology retroactively so that the Company’s 2005 expenses equal its product pricing formula plus a 15% markup. The change in methodology was a direct result of additional information obtained during an expense study. The result was a $25.8 million decrease to the Company’s 2005 operating expenses as of December 31, 2005. There was no change in the expense allocation methodology in 2006.
3. Accounting Changes and Correction of Errors
During 2006, the Company discovered an error in the reporting of ceded premiums on certain conversion policies. As a result, the Company overpaid ceded premiums of $0.7 million to certain reinsurers during 1999 through 2005. The Company corrected the error in 2006 by recording a reinsurance recoverable with a corresponding increase to unassigned surplus. During March 2007, the Company received the funds associated with this recoverable.
In addition, during 2006, the Company discovered an error in the reporting of its costs basis for twenty-seven of its debt securities. The error was corrected in 2006 by recording a decrease of $0.7 million to bonds, a decrease to investment income of $0.3 million and a $0.4 million decrease to unassigned surplus.

11

Aviva Life Insurance Company
Notes to Statutory-Basis Financial Statements (continued)
4. Investments
The following tables show a schedule of the Company’s gross unrealized losses and fair values aggregated by investment category and by length of time that individual securities have been in a continuous unrealized loss position at December 31, 2006 and 2005:

	Less Than 12 Months		Greater Than 12 Months
		Fair Value of		Fair Value of
		Investments		Investments
		With		With
	Unrealized	Unrealized	Unrealized	Unrealized
	Losses	Losses	Losses	Losses
	(In Thousands)
At December 31, 2006
U.S. Treasury and U.S. obligations	$66	$53,107	$1,072	$44,997
MBS/ABS of government corporations and agencies	127	30,592	1,033	54,316
State and municipal	52	3,707	—	—
Corporate securities and other	9,771	901,436	81,958	2,328,684
Preferred stock	—	—	616	17,415
Common stock	47	2,810	44	435

Total	$10,063	$991,652	$84,723	$2,445,847

	Less Than 12 Months		Greater Than 12 Months
		Fair Value of		Fair Value of
		Investments		Investments
		With		With
	Unrealized	Unrealized	Unrealized	Unrealized
	Losses	Losses	Losses	Losses
	(In Thousands)
At December 31, 2005
U.S. Treasury and U.S. obligations	$525	$25,995	$441	$15,256
MBS/ABS of government corporations and agencies	1,887	83,448	185	6,377
State and municipal	5	3,440	—	—
Corporate securities and other	52,852	2,300,585	16,746	325,090
Preferred stock	220	3,231	311	2,233
Common stock	277	2,113	—	—

Total	$55,766	$2,418,812	$17,683	$348,956

The above table includes $2.4 million and $1.0 million as of December 31, 2006 and 2005, respectively, of unrealized losses related to securities issued and guaranteed by the United States government, its agencies, government-sponsored enterprises, and state and municipal governments. There were $8.0 million and $9.3 million, or approximately 8.5% and 12.7%, of the unrealized losses as of December 31, 2006 and 2005, respectively, on securities where the market value of the security is 10% or less below the book value for the security.

12

Aviva Life Insurance Company
Notes to Statutory-Basis Financial Statements (continued)
4. Investments (continued)
Bonds
At December 31, 2006 and 2005, the Company owned debt and equity securities that had a total gross unrealized loss of $94.2 million and $73.4 million, respectively. The unrealized loss related to debt securities was $94.1 million and $72.6 million in 2006 and 2005, respectively, primarily as a result of interest rate fluctuations. The Company has the ability and intent to hold the debt securities until they recover in value or until maturity. The unrealized loss related to equity securities of $0.1 million and $0.3 million in 2006 and 2005, respectively, was primarily due to market volatility. The Company will continue to examine its portfolio, and closely monitor the value of these securities, and will record an other-than-temporary impairment if amounts do not recover. The amounts of gross unrealized losses were not significant to any one debt or equity security. The amount of unrealized losses related to debt securities held more than 12 months were $84.1 million on 559 securities as of December 31, 2006 and $18.0 million on 122 securities as of December 31, 2005.
The amortized cost and fair value of investments in bonds are summarized as follows:

		Gross	Gross
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	(In Thousands)
At December 31, 2006
U.S. Treasury securities and obligations of U.S. government, corporations, and agencies	$129,655	$174	$(1,138)	$128,691
Foreign governments	2,130	193	—	2,323
Corporate securities	5,537,368	107,536	(91,781)	5,553,123
Mortgage/asset-backed securities	241,141	6,518	(1,160)	246,499

Total bonds	$5,910,294	$114,421	$(94,079)	$5,930,636

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	(In Thousands)
At December 31, 2005
U.S. Treasury securities and obligations of U.S. government, corporations, and agencies	$56,282	$80	$(965)	$55,397
Foreign governments	2,140	257	—	2,397
Corporate securities	5,076,869	151,645	(69,973)	5,158,541
Mortgage/asset-backed securities	187,439	6,587	(1,703)	192,323

Total bonds	$5,322,730	$158,569	$(72,641)	$5,408,658

13

Aviva Life Insurance Company
Notes to Statutory-Basis Financial Statements (continued)
4. Investments (continued)
Bonds (continued)
A summary of the amortized cost and fair value of the Company’s investments in bonds at December 31, 2006, by contractual maturity, is as follows:

	Amortized	Fair
	Cost	Value
	(In Thousands)
Years to maturity:
One or less	$92,392	$92,615
After one through five	1,191,618	1,212,326
After five through ten	2,678,454	2,658,232
After ten	1,577,034	1,592,273
Mortgage/asset-backed securities	241,141	246,499
U.S. government agencies	129,655	128,691

Total	$5,910,294	$5,930,636

The contractual maturities in the foregoing table may differ from the expected maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.
At December 31, 2006 and 2005, the Company held unrated or less-than-investment grade corporate bonds of $341.2 million and $280.0 million, respectively, with an aggregate fair value of $344.6 million and $282.2 million, respectively. Those holdings amounted to 5.8% and 5.3% of the Company’s investments in bonds at December 31, 2006 and 2005, respectively, and less than 5.5% and 5.0% of the Company’s total admitted assets at December 31, 2006 and 2005, respectively. Securities that are rated Class 1 or 2 by the SVO of the NAIC are considered “investment-grade” securities. Securities that are rated by at least one of the five NRSRO (S&P, Moody’s, Fitch, Dominion and AM Best) are assigned an “FE” NAIC rating based on the second-highest rule instituted by the NAIC. Of these “FE” securities, only those that result in a rating of Class 1 or 2 are considered “investment-grade” securities. If a security is rated by both the SVO and at least one of the five NRSRO, and there is a resulting rating discrepancy between the two sources, the rating assigned by the NRSRO always overrides the SVO rating. Securities included in the U.S. government category are those as defined by the NAIC.
There were no Class 6-rated securities as of December 31, 2006 and 2005. The Company performs periodic evaluations of the relative credit standing of the issuers of these securities.
At December 31, 2006, bonds with an admitted asset value of approximately $2.9 million were on deposit with state insurance departments to satisfy regulatory requirements.
At December 31, 2006 and 2005, the book value of mortgage loans was $160.5 million and $127.8 million, respectively. During 2006, the respective maximum and minimum lending rates for mortgage loans were 6.2% and 5.2% for commercial loans. The maximum percentage of any one loan to the value of security at the time of the loan, exclusive of insured or guaranteed or purchase money mortgage was 77%. All loans are considered to be in good standing.

14

Aviva Life Insurance Company
Notes to Statutory-Basis Financial Statements (continued)
4. Investments (continued)
Preferred and Common Stocks
Preferred stocks are reported at amortized cost. Unrealized gains and losses on investments in common stocks are reported directly in unassigned surplus and do not affect operations. The cost, gross unrealized gains and losses, and fair value of those investments are summarized as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	(In Thousands)
At December 31, 2006
Preferred stocks	$43,314	$520	$(616)	$43,218
Common stocks	17,900	9,976	(91)	27,785

Total	$61,214	$10,496	$(707)	$71,003

At December 31, 2005
Preferred stocks	$7,364	$42	$(531)	$6,875
Common stocks	17,045	4,990	(277)	21,758

Total	$24,409	$5,032	$(808)	$28,633

Net Investment Income
The components of net investment income were as follows:

	Year Ended December 31
	2006	2005
	(In Thousands)
Investment income earned:
Bonds	$329,418	$299,907
Preferred stocks	2,176	358
Common stocks	947	887
Cash and short-term investments	4,804	2,540
Policy loans	10,223	9,379
Securities lending	439	530
Mortgage loans	7,870	1,731

Total investment income	355,877	315,332

Total investment expenses	(10,362)	(8,657)

Net investment income	$345,515	$306,675

15

Aviva Life Insurance Company
Notes to Statutory-Basis Financial Statements (continued)
4. Investments (continued)
Net Realized Capital Gains
Realized capital gains are reported net of federal income taxes and amounts transferred to the IMR as follows:

	Year Ended December 31
	2006	2005
	(In Thousands)
Realized capital gains (losses)	$(1,262)	$(8,582)
Less amounts transferred to IMR (net of related income tax expense of $(273) in 2006 and $1,279 in 2005)	1,386)	4,668

	124	(13,250)
Less federal income tax expense	(599)	2,227

Net realized capital gains (losses)	$723	$(15,477)

Proceeds from sales of investments in bonds were approximately $587.0 million and $336.4 million for the years ending December 31, 2006 and 2005, respectively; gross gains of $15.0 million and $15.4 million, and gross losses of $12.3 million and $7.3 million, were realized on those sales, respectively.
Realized capital gains include write-downs of $7.5 million and $16.7 million related to securities that have experienced an other-than-temporary decline in value in 2006 and 2005, respectively.
5. Financial Instruments
The Company uses derivative financial instruments as a means of economically hedging exposure to fluctuations in policyholder reserves for its fixed-indexed annuities that have an equity market component, where interest credited to the contracts is linked to the performance of the S&P 500® index. The Company manages this risk by buying and selling combinations of options that mirror the interest credited to the contracts. Call options grant the owner the right to buy an underlying instrument at a stated price within a stated period or to receive a cash payment equal to the value at the end of the option term of such a right. The Company’s call option contracts have a term of one year at the time that they are purchased. All involve elements of credit and market risk in excess of the amounts recognized in the accompanying financial statements at a given date. The contract or notional amounts of these instruments reflect the extent of involvement in the various types of financial instruments.
At December 31, 2006 and 2005, the Company’s on- and off-balance sheet risks, shown in notional or contract amounts, along with their carrying value and estimated fair values, are summarized as follows:

	Contract or
	Notional Amount		Carrying Value		Fair Value
	2006	2005	2006	2005	2006	2005
	(in millions)
Derivatives:
Options — Asset	$109,395	$38,869	$10,339	$2,091	$10,339	$2,091
Options — Liability	66,080	24,934	3,933	758	3,933	758
For derivative financial instruments outstanding, which are held for other than hedge accounting purposes, the Company recognizes any related net unrealized gains (losses) in unassigned surplus. Gains or losses realized on terminated derivative instruments are accounted for as a component of net realized gains (losses). The net realized gains (losses) were $0.4 million and $0.0 million in 2006 and 2005, respectively.
The average fair value of the options asset was $5.2 million and $1.1 million in 2006 and 2005, respectively. The average fair value of the options liability was $1.8 million and $0.4 million in 2006 and 2005, respectively.

16

Aviva Life Insurance Company
Notes to Statutory-Basis Financial Statements (continued)
5. Financial Instruments (continued)
Credit Risk
The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given their high credit ratings. Credit exposure includes settlement risk (i.e., the risk that the counterparty defaults after the Company has delivered funds or securities under the terms of the contract) that would result in an accounting loss, and replacement cost risk (i.e., the cost to replace the contract at current market rates should the counterparty default prior to the settlement date). The Company manages counterparty credit risk on an individual counterparty basis and gains and losses are netted by counterparty. The Company mitigates counterparty credit risk through credit review, approval controls, and by obtaining collateral where appropriate and customary. The Company performs ongoing monitoring of counterparty credit exposure risk against credit limits. One hundred percent of the net credit exposure for the Company from derivative contracts is with investment-grade counterparties.
6. Fair Value
The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes thereto:
Cash, Cash Equivalents, and Short-Term Investments: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate their fair values.
Investment Securities: Fair values for investment securities are based on unit prices published by the SVO or, in the absence of the SVO published unit prices or when amortized cost is used by the SVO as the unit price, quoted market prices by other third-party organizations, where available.
Fair values for fixed maturity securities (including redeemable preferred stock) are based on market prices published by the SVO, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services, or, in the case of private placements, are estimated by discounting the expected future cash flows using current market rates applicable to the coupon rate, credit, and maturity of the investments. The fair values for equity securities are based on quoted market prices, where available; for equity securities that are not actively traded, estimated fair values are based on values of issues of comparable yield and quality.
Investment in Subsidiary: The carrying amount in the balance sheet for investment in subsidiary approximates the fair value.
Mortgage Loans: The carrying amount in the balance sheet for mortgage loans approximates the fair value.
Policy Loans: The carrying amounts in the accompanying balance sheets for policy loans approximate the fair value.
Derivative Securities: The fair values for the Company’s derivative securities are based on settlement values, quoted market prices of comparable instruments, fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, or, if there are no relevant comparables, on pricing models or formulas using current assumptions.
Reserves for Future Policy Benefits: Fair values of the Company’s liabilities under contracts not involving significant mortality risk (deferred annuities) are equal to the cost the Company would incur to extinguish the liability, i.e., the cash surrender value, which represents the account value less applicable surrender charges.
It is not practicable to estimate the fair value of the liabilities related to deposit-type contracts at December 31, 2006 and 2005.

17

Aviva Life Insurance Company
Notes to Statutory-Basis Financial Statements (continued)
6. Fair Value (continued)
The fair values of liabilities under all other insurance contracts are taken into consideration in the Company’s overall management of interest rate risk, such that the Company’s exposure to changing interest rates is minimized through the matching of investment maturities with the amounts due under insurance contracts.
The carrying amounts and fair values of the Company’s financial instruments at December 31 are as follows:

	2006		2005
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
	(In Thousands)
Bonds	$5,910,294	$5,930,636	$5,322,730	$5,408,658
Preferred stocks	43,314	43,218	7,364	6,875
Common stocks	27,785	27,785	21,758	21,758
Investment in subsidiary	38,024	38,024	30,470	30,470
Mortgage loans on real estate	160,462	160,462	127,817	127,817
Policy loans	174,011	174,011	176,867	176,867
Short-term investments	—	—	5,063	5,063
Cash and cash equivalents	158,147	158,147	127,695	127,695
Derivative-Options FV asset	10,339	10,339	2,091	2,091
Derivative-Options FV liabilities	3,933	3,933	758	758
Policyholder liabilities	3,131,747	3,131,747	2,992,023	2,992,023
Additional data with respect to fair values of the Company’s investments is disclosed in Note 4.
7. Investment in Subsidiary
Financial information for the Company’s wholly owned insurance subsidiary, ALICNY, is as follows:
Summary Balance Sheets

	December 31
	2006	2005
	(In Thousands)
Cash and invested assets	$625,955	$512,968
Other assets	17,752	13,969

Total admitted assets	$643,707	$526,937

Policy and contract liabilities	$594,283	$482,552
Other liabilities	11,400	13,915
Common stock and paid-in surplus	51,100	31,100
Unassigned surplus (deficit)	(13,076)	(630)

Total liabilities and capital and surplus	$643,707	$526,937

18

Aviva Life Insurance Company
Notes to Statutory-Basis Financial Statements (continued)
7. Investment in Subsidiary (continued)
Summary of Statements of Operations

	Year Ended December 31
	2006	2005
	(In Thousands)
Revenues	$148,225	$99,926
Expenses	(161,340)	(104,897)
Federal income tax benefit	140	1,359
Net realized capital losses	(884)	(909)

Net loss	$(13,859)	$(4,521)

The Company contributed $20.0 million and $5.0 million in cash to ALICNY as additional surplus paid-in at December 31, 2006 and 2005, respectively. Included in the change in net unrealized losses for the years ended December 31, 2006 and 2005 are $12.1 million and $3.9 million, respectively, related to the change in carrying values of the Company’s investment in its subsidiaries and affiliates.
The Company did not recognize any impairments on its investment in subsidiary in 2006 and 2005.
8. Reinsurance
Certain premiums and benefits are ceded to other insurance companies under various reinsurance agreements. The ceded reinsurance agreements provide the Company with increased capacity to write larger risks and maintain its exposure to loss within its capital resources.
The Company’s ceded reinsurance arrangements reduced certain items in the accompanying financial statements by the following amounts:

	Year Ended December 31
	2006	2005
	(In Thousands)
Premiums	$38,279	$54,268
Benefits paid or provided	48,477	42,024
Policy and contract liabilities*	22,754	21,010

*	At year-end
The Company remains obligated with respect to amounts ceded in the event that the reinsurers do not meet their obligations. The Company evaluates the financial condition of its reinsurers, and monitors concentrations of credit risk arising from similar activities or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies.
Non-Affiliated Reinsurance:
The Company reinsures certain life and accident and health insurance risks as follows:
•	Individual disability income benefits exceeding $1,000 a month for the first five years and, thereafter, the greater of 85% of the benefit and/or the excess of the benefit over $300;

•	90% of group disability benefits;

•	70% of group excess risk business (the remaining 30% is reinsured with an affiliate as explained below);

•	The Company reinsures 100% of all accidental death and dismemberment benefits on life insurance policies;

•	All individual life insurance risks over $300,000, which grade down by issue age and rating.

19

Aviva Life Insurance Company
Notes to Statutory-Basis Financial Statements (continued)
8. Reinsurance (continued)
All amounts related to the above business are ceded to reinsurers on the yearly renewable term and coinsurance basis. The Company is party to a number of reinsurance agreements with non-affiliated insurers by means of which, consistent with usual industry practices, some or all of the mortality or morbidity risk of the Company is transferred to the other companies.
None of the reinsurers utilized by the Company are owned in excess of 10%, or controlled, either directly or indirectly, by the Company or by any representative, officer, trustee, or director of the Company, other than the affiliated reinsurer disclosed below.
None of the policies issued by the Company have been reinsured with a company chartered in a country other than the United States that is owned in excess of 10%, or controlled directly or indirectly by an insured, a beneficiary, a creditor of an insured, or any other persons not primarily engaged in the insurance business.
The Company does not have any reinsurance agreements in effect under which the reinsurer may unilaterally cancel any reinsurance for reasons other than for nonpayment of premium or other similar credits.
The net amount of reduction in surplus at December 31, 2006, if all non-affiliated reinsurance agreements were cancelled, is $0.
In 2006 and 2005, the Company did not commute any ceded reinsurance, nor did it enter into or engage in any agreement that reinsures policies or contracts that were in force or had existing reserves as of the effective date of such agreements.
Affiliated Reinsurance:
During 2002, under a 2001 quota share reinsurance contract with an affiliated reinsurer, Curelife Ltd., the Company reinsured 90% of the net liabilities on structured settlements and deferred annuities sold in 2002 and reinsured 75% of a block of deferred annuity business issued prior to 2000. There were no new agreements nor have any existing agreements been amended during 2006 or 2005.
The contract is on a modified coinsurance basis, under which the Company retained the reserves and supporting assets relating to this business. The Company ceded premiums and other considerations of approximately $31.4 million and $47.0 million in 2006 and 2005, respectively, while receiving a related expense allowance of approximately $4.5 million and $5.5 million in 2006 and 2005, respectively, and an experience refund of $10.6 million and $15.2 million in 2006 and 2005, respectively. The Company also recorded a reserve adjustment on reinsurance ceded of approximately $189.0 million and $115.3 million in 2006 and 2005, respectively, and other ceded benefits of approximately $199.7 million and $136.7 million in 2006 and 2005, respectively, related to this agreement. This agreement decreased the Company’s net statutory gain from operations by $5.6 million and $4.9 million in 2006 and 2005, respectively.
The Company has ceded approximately $10.8 million and $10.9 million of annuity reserves to ALICNY for the years ended December 31, 2006 and 2005, respectively.
The net amount of reduction in surplus at December 31, 2006, if all affiliated reinsurance agreements were cancelled, is $0.
9. Federal Income Taxes
The Company files a consolidated federal income tax return with ALICNY. In accordance with the tax-sharing agreement with ALICNY, the provision for federal income taxes is computed as if the Company were filing a separate federal income tax return, except for those benefits arising from income tax credits and net operating and capital losses, which are allocated to the extent they are utilized in the Company’s consolidated federal income tax return.
The undistributed policyholder surplus account was liquidated in 2005 (see Note 14).

20

Aviva Life Insurance Company
Notes to Statutory-Basis Financial Statements (continued)
9. Federal Income Taxes (continued)
The components of the net deferred tax asset at December 31 are as follows:

	2006	2005
	(In Thousands)
Gross deferred tax assets	$57,730	$45,462
Gross deferred tax liabilities	(14,201)	(13,411)

Total net deferred tax assets	43,529	32,051
Deferred tax assets non-admitted	(35,518)	(20,859)

Net admitted deferred tax assets	$8,011	$11,192

The components of incurred income tax expense (benefit) for the years ended December 31 are as follows:

	2006	2005
	(In Thousands)
Federal income tax benefit	$(2,092)	$(4,761)
Federal income tax (benefit) expense on realized capital gains	(599)	2,228

Total federal income tax benefit	$(2,691)	$(2,533)

The effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 are as follows:

	2006	2005
	(In Thousands)
Deferred tax assets:
Policyholder reserves	$14,453	$14,060
Section 807(f) adjustment	3,516	4,219
Deferred acquisition costs	19,886	17,136
Net operating loss carryforward	5,508	—
Investment write-downs	6,181	6,850
Agents balances	478	1,101
Accrued benefits	6,127	1,148
Loans outstanding	118	207
Returned checks	3	587
AMT credit	1,306	—
Other	154	154

Total deferred tax assets	57,730	45,462
Non-admitted deferred tax assets	(35,518)	(20,859)

Admitted deferred tax assets	22,212	24,603

Deferred tax liabilities:
Market discount bonds	(3,385)	(3,247)
Deferred and uncollected premiums	(1,465)	(1,227)
Reinsurance recoverable	(5,707)	(7,246)
Unrealized gains on stocks	(3,469)	(1,650)
Accrued dividends	(175)	(41)

Total deferred tax liabilities	(14,201)	(13,411)

Net admitted deferred tax assets	$8,011	$11,192

21

Aviva Life Insurance Company
Notes to Statutory-Basis Financial Statements (continued)
9. Federal Income Taxes (continued)
The change in net deferred income taxes is comprised of the following as of December 31 (excluding the tax effect of unrealized capital gains (losses) as the deferred taxes on unrealized gains (losses) are reported separately from the change in net deferred income taxes in surplus).

	2006	2005	Change
	(In Thousands)
Total gross deferred tax assets	$57,730	$45,462	$12,268
Total gross deferred tax liabilities	(14,201)	(13,411)	(790)

Net deferred tax assets	$43,529	$32,051	11,478

Tax effect of unrealized gains			1,820

Change in net deferred income taxes			$13,298

The Company’s provision for federal income taxes incurred is different from that which would be obtained by applying the statutory federal income tax rate to income before taxes. The significant items causing these differences at December 31 are as follows:

	2006	2005
	(In Thousands)
Provision computed at statutory rate	$(4,016)	$3,121
Meals and entertainment	383	110
Amortization of IMR	(3,161)	(3,577)
Change in non-admitted assets (excluding DTA)	1,297	(13)
Derivative-mark to market adjustment	795	—
Release of contingency reserve	(2,430)	—
Group expense allocation	(8,654)	(9,038)
Other	(203)	(134)

Total incurred income tax benefit	$(15,989)	$(9,531)

Federal income tax benefit - operations	$(2,092)	$(4,761)
Federal income tax (benefit) expense - capital gains	(599)	2,228
Change in deferred income taxes	(13,298)	(6,998)

Total effective income tax benefit	$(15,989)	$(9,531)

As of December 31, 2006, the Company had $15.7 million operating loss carryforwards originating in 2006 that will expire in 2021.
There are no federal income taxes incurred that will be available for recoupment in the event of future net losses.

22

Aviva Life Insurance Company
Notes to Statutory-Basis Financial Statements (continued)
10. Pension Plan and Other Employee Benefits
All services for the Company are provided and paid for by ASC. As such, the Company is included in the benefit plans in force for ASC. The Company was charged for actual salary and benefit costs for services provided by ASC employees.
The Company participates with ASC in a non-contributory defined benefit pension plan covering substantially all of its employees. The Company’s allocated portion of net pension costs were approximately $0.3 million and $0.8 million for the years ended December 31, 2006 and 2005, respectively.
The Company participates with ASC in a non-contributory plan to provide postretirement health care and life insurance benefits for certain employees who are eligible for those benefits when they retire from the Company. The Company’s allocated portion of net postretirement benefits costs were approximately $(0.2) million and $0.3 million for the years ended December 31, 2006 and 2005, respectively. Effective January 1, 2006, the plan was amended which resulted in a curtailment gain of $1.0 million, a portion of which was allocated back to the Company.
Substantially all employees of ASC are eligible to participate in a contributory employee savings plan under which a portion of employee contributions are matched by ASC. The Company’s allocated portion was approximately $0.4 million for both 2006 and 2005.
11. Related-Party Transactions
Administrative Services
The Company has a service agreement with ASC. (See Note 2 for a description of the agreement.)
Investment Management Services
An affiliated company, MFM International, acts as one of the Investment Advisors for the Company’s portfolio, whereby MFM International provides investment research and advice, including the execution of orders for the purchase and sale of securities. The Company paid MFM International approximately $1.4 million for these services in both 2006 and 2005.
Investment Expenses
All direct investment expenses (portfolio management fees, etc.) are allocated directly to investment expense. All in-direct investment expenses (percentage of departmental time/expense relating to investment activities) are allocated to investment expense from each cost center based upon percentages obtained from the Company’s expense time/study. The investment expense is netted with investment income.
Reinsurance Services
During 2002, the Company entered into various quota share reinsurance contracts with an affiliated reinsurer. The contracts are on a modified coinsurance basis, under which the Company retains the reserves and supporting assets relating to this business. Additional data with respect to these agreements are disclosed in Note 8.
12. Leases
The Company leased office space and office equipment under a non-cancelable operating lease that expired in July 2006. All leases are now thru ASC. Rental expense, including amounts allocated by the lessors to the Company for building management services for 2006 and 2005, was approximately $1.5 million and $1.0 million, respectively.

23

Aviva Life Insurance Company
Notes to Statutory-Basis Financial Statements (continued)
13. Commitments and Contingencies
The Company is involved in pending or threatened lawsuits arising from the normal conduct of its insurance business. Management is of the opinion, after consultation with counsel, that these suits are substantially without merit, that valid defenses exist, and that the ultimate liability with respect to such litigation will not have a material adverse effect on the Company’s financial position.
During 2003, the Company recorded a $0.2 million reserve for litigation resulting from the alleged actions of one of the Company’s agents. The plaintiffs are also seeking punitive damages. During 2004, the Company received a settlement demand, and as a result, recorded an additional $1.1 million in reserves. The ultimate resolution of this matter in February 2005 did not have a materially adverse effect on the Company’s financial position or results of operations. The Company issued a $1.3 million paid-up policy and paid $0.5 million in cash to the plaintiffs in 2005.
The Company is subject to insurance guaranty fund laws in the states in which it does business. These laws assess insurance companies amounts to be used to pay benefits to policyholders and claimants of insolvent insurance companies. Many states allow these assessments to be credited against future premium taxes. At December 31, 2006 and 2005, the Company has accrued approximately $0.3 million and $0.5 million, respectively, of premium tax deductions. The period over which the assessments are expected to be paid and the recorded premium tax offsets are expected to be realized is up to five years. Net expenses incurred and benefits received for guaranty fund assessments were approximately $0.2 million and $0.1 million in 2006 and 2005, respectively.
14. Capital and Surplus
Under the Insurance Code of the State of Delaware, the maximum amount of dividend the Company may pay to its stockholder without prior approval by the Superintendent of Insurance is the greater of 10% of its surplus to policyholders or its net gain from operations. No dividends were paid during 2006. In 2005, the Company recorded a $4.9 million dividend to its parent, Aviva USA Corporation. The distribution was made to take advantage of the two-year window and eliminate the exposure for Phase III Tax under the current tax law. Outside of the two-year window, tax on actual or deemed Policyholder Surplus Account distribution at 35% would have been approximately $1.7 million.
Life/health insurance companies are subject to certain Risk-Based Capital (RBC) requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life/health insurance company is to be determined based on the various risk factors related to it. At December 31, 2006, the Company meets the RBC requirements.
Aviva plc contributed $57.6 million and $35.0 million of additional capital for the years ended December 31, 2006 and 2005, respectively. In addition, the Company contributed $20.0 million and $5.0 million to ALICNY at December 31, 2006 and 2005, respectively.
During 2006, the Company recorded a prior period adjustment to unassigned surplus for the correction of errors (see Note 3).

24

Aviva Life Insurance Company
Notes to Statutory-Basis Financial Statements (continued)
15. Annuity Reserves and Deposit Liabilities According to Withdrawal Characteristics
The Company’s annuity reserves and deposit liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal (without adjustment), and not subject to discretionary withdrawal provisions are summarized as follows (dollar amounts in thousands):

	December 31
	2006
	Amount	Percent
Subject to discretionary withdrawal:
With market value adjustment	$1,799,260	34.0%
At book value less current surrender charge of 5% or more	740,123	14.0
Subject to discretionary withdrawal without adjustment:
At book value (no charge)	271,557	5.1
At book value (minimal charge)	332,179	6.3
Not subject to discretionary withdrawal	2,149,791	40.6

Total annuity reserves and deposit liabilities — before reinsurance	5,292,910	100.0%

Less reinsurance ceded	(10,815)

Total annuity reserves and deposit liabilities	$5,282,095

16. Premium and Annuity Considerations Deferred and Uncollected
Deferred and uncollected life insurance premiums and annuity considerations at December 31, 2006 were as follows:

		Net of Loading
	Gross	and Reinsurance
	(In Thousands)
Ordinary Life: New Business	$445	$246
Ordinary Life: Renewal	3,698	3,939

Total	$4,143	$4,185

25

Aviva Life Insurance Company
Notes to Statutory-Basis Financial Statements (continued)
17. Subsequent Events
The Company was a recipient of a class action settlement of $6.7 million with Worldcom, Inc. Entities who purchased securities of Worldcom, Inc. during the period from April 29, 1999 through June 25, 2002 were entitled to proceeds in the class action. Notification of the settlement was on January 23, 2007 with actual proceeds received and recorded on January 24, 2007. The Company recognized a realized loss of $13.4 million on Worldcom, Inc. securities in 2002.
18. Reconciliation to Statutory Annual Statements
The following is a reconciliation of amounts, previously reported to state regulatory authorities in the 2006 and 2005 Annual Statements, to those reported in the accompanying statutory-basis financial statements:

	2006	2005
	(In Thousands)
Balance Sheet
Assets as reported in the Company’s Annual Statement	$6,656,753	$5,951,267
Net admitted receivable from parent and affiliates	—	(4,931)
Federal income taxes recoverable	—	7,401
Investment impairments	(4,118)	—
Book value adjustments of investments	(651)	—
Change in investment in subsidiary	(310)	268

Assets as reported in the accompanying statutory-basis balance sheet	$6,651,674	$5,954,005

Liabilities as reported in the Company’s Annual Statement	$6,238,049	$5,572,610
Federal income taxes payable	—	(1,637)
Adjustment to IMR related to investment impairments	(2,677)	—

Total liabilities as reported in the accompanying statutory-basis balance sheet	6,235,372	5,570,973

Capital and surplus as reported in the Company’s Annual Statement	418,705	378,657
Dividend to parent	—	(4,931)
Decrease to federal income tax expense	—	9,038
Net loss for investment impairments	(1,442)	—
Book value adjustment to investments	(651)	—
Change in net unrealized capital losses	(310)	268

Total capital and surplus as reported in the accompanying statutory-basis balance sheet	416,302	383,032

Total liabilities and capital and surplus as reported in the accompanying statutory-basis balance sheet	$6,651,674	$5,954,005

	2006	2005
	(In Thousands)
Statement of Operations
Net loss as reported in the Company’s Annual Statement	$(5,687)	$(2,255)
Net realized cap gains for investment impairments	(1,442)	—
Net investment income for Book value adjustment to investments	(268)	—
Add decrease to federal income tax expense	—	9,038

Net gain as reported in the accompanying statutory-basis statement of operations	$(7,397)	$6,783

19. Event (Unaudited) Subsequent to the Date of the Report of Independent Registered Public Accounting Firm
On July 7, 2008, the board of directors of the Company approved the merger of the Company into Aviva Life and Annuity Company (ALAC), an affiliated company, subject to regulatory approval. It is anticipated the merger will occur on September 30, 2008. As a result of the merger, ALAC will assume ownership of all assets, and responsibility for all liabilities of the Company.

26

Statutory-Basis Financial Statement Schedules

27

Aviva Life Insurance Company
Summary of Investments-Other Than Investments in Related Parties
(Dollars in Thousands)
December 31, 2006
Schedule I

			Amount at Which Shown
Type of Investment	Cost (1)	Market Value	in the Balance Sheet

Fixed maturities
Bonds:

United States government and government agencies and authorities	$129,655	$128,691	$129,655
States, municipalities and political subdivisions	—	—	—
Foreign governments	2,130	2,323	2,130
Corporate securities	5,537,368	5,553,123	5,537,368
Mortgage-backed securities	241,141	246,499	241,141
Preferred stock	43,314	43,218	43,314

Total fixed maturities	$5,953,608	$5,973,854	$5,953,608

Equity securities

Common stocks:
Industrial, miscellaneous and all other	17,900	27,785	27,785
Affiliates	51,100	38,024	38,024

Total equity securities	69,000	65,809	65,809

Mortgage loans on real estate	160,462		160,462
Policy loans	174,011		174,011

Derivatives	6,379		10,339
Other invested assets	863		863
Cash and short-term investments	158,147		158,147

Total	$6,522,470		$6,523,239

(1)	Original cost of equity securities and as to fixed maturities, original cost reduced by repayments and adjustment for amortization of premiums or accrual of discounts.

28

Aviva Life Insurance Company
Supplementary Insurance Information
(Dollars in Thousands)
Schedule III

					Benefits, Claims
	Future Policy	Policy and		Net	Losses and	Other
	Benefits and	Contract	Premium	Investment	Settlement	Operating	Premiums
	Expenses	Liabilities	Revenue	Income*	Expenses	Expenses*	Written

Year ended December 31, 2006
Individual life	$7,700	$681,341	$79,525	$44,646	$93,146	$17,713	$85,991
Group life and health	268	64,965	6,163	4,096	4,650	2,542	6,600
Annuity	25,200	5,231,281	773,180	296,773	866,746	68,879	804,557

	$33,168	$5,977,588	$858,868	$345,515	$964,542	$89,134	$897,148

Year ended December 31, 2005
Individual life	$7,184	$630,841	$78,016	$39,161	$93,585	$15,170	$85,293
Group life and health	544	60,888	6,147	3,640	6,470	2,638	6,188
Annuity	26,236	4,694,759	734,535	263,874	834,354	73,568	780,248

	$33,964	$5,386,488	$818,698	$306,675	$934,409	$91,376	$871,729

Year ended December 31, 2004
Individual life	$6,699	$583,994	$72,672	$35,340	$81,515	$21,077	$79,020
Group life and health	400	56,576	6,880	3,784	10,402	2,231	6,895
Annuity	25,344	4,041,130	538,834	235,455	598,627	85,507	607,939

	$32,443	$4,681,699	$618,386	$274,579	$690,544	$108,815	$693,854

*	Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

29

Aviva Life Insurance Company
Reinsurance
(Dollars in Thousands)
Schedule IV

					Percentage of
		Ceded to Other	Assumed From		Amount Assumed
	Gross Amount	Companies	Other Companies	Net Amount	To Net

Year ended December 31, 2006
Life insurance in force	$6,291,201	$1,238,282	$—	$5,052,919	—%

Premiums:
Individual life	$85,991	$6,466	$—	$79,525	—%
Group life	6,557	434	—	6,123	—
Health	43	3	—	40	—
Annuity	804,557	31,377	—	773,180	—

	$897,148	$38,280	$—	$858,868	—%

Year ended December 31, 2005
Life insurance in force	$6,320,252	$1,371,927	$—	$4,948,325	—%

Premiums:
Individual life	$85,293	$7,277	$—	$78,016	—%
Group life	6,137	37	—	6,100	—
Health	51	4	—	47	—
Annuity	781,485	46,950	—	734,535	—

	$872,966	$54,268	$—	$818,698	—%

Year ended December 31, 2004
Life insurance in force	$6,619,829	$1,557,592	$—	$5,062,237	—%

Premiums:
Individual life	$79,020	$6,348	$—	$72,672	—%
Group life	6,843	9	—	6,834	—
Health	52	6	—	46	—
Annuity	607,306	68,472	—	538,834	—

	$693,221	$74,835	$—	$618,386	—%

30

Financial Statements and Schedules – Statutory Basis
Indianapolis Life Insurance Company
Years Ended December 31, 2007 and 2006
With Report of Independent Registered Public Accounting Firm

Indianapolis Life Insurance Company
Financial Statements and Schedules — Statutory Basis
Years Ended December 31, 2007 and 2006

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholder
Indianapolis Life Insurance Company
We have audited the accompanying statutory-basis balance sheets of Indianapolis Life Insurance Company as of December 31, 2007 and 2006, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flow for the years then ended. Our audit also included the statutory-basis financial statement schedules required by Regulation S-X, Article 7. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.
We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As described in Note 1 to the statutory-basis financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Indiana Department of Insurance, which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles are also described in Note 1. The effects on the financial statements of these variances are not reasonably determinable, but are presumed to be material.
In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of Indianapolis Life Insurance Company at December 31, 2007 and 2006, or the results of its operations or its cash flow for the years then ended.

1

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Indianapolis Life Insurance Company as of December 31, 2007 and 2006, and the results of its operations and its cash flow for the years then ended, in conformity with accounting practices prescribed or permitted by the Indiana Department of Insurance. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financials statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

September 29, 2008
Des Moines, Iowa

2

Indianapolis Life Insurance Company
Balance Sheets — Statutory Basis
(Dollars in Thousands, Except Per Share Amounts)

	December 31,
	2007	2006

Admitted assets
Cash and invested assets:
Bonds	$2,481,557	$2,467,573
Preferred stocks	91,600	103,014
Common stocks:
Affiliated entities	111,385	57,879
Unaffiliated	19,103	17,876
Mortgage loans on real estate	193,836	202,524
Policy loans	173,297	168,279
Cash and short-term investments	94,941	39,028
Receivable for securities	—	112
Derivatives	34,020	35,198

Total cash and invested assets	3,199,739	3,091,483

Accrued investment income	40,577	40,760
Premiums due and deferred, less loading (2007 — $339; 2006 — $642)	18,062	28,487
Receivables and other assets	1,579	2,487
Receivable from affiliate	34	—
Corporate owned life insurance	61,002	60,624
Federal income tax recoverable	—	6,956
Net deferred income tax asset	32,500	37,322
Amounts receivable under reinsurance contracts	28,646	13,154
Separate account assets	172,312	203,747

Total admitted assets	$3,554,451	$3,485,020

See accompanying notes

3

Indianapolis Life Insurance Company
Balance Sheets — Statutory Basis (continued)
(Dollars in Thousands, Except Per Share Amounts)

	December 31,
	2007	2006

Liabilities and capital and surplus
Liabilities:
Policy and contract liabilities:
Life and annuity	$2,879,374	$2,861,774
Accident and health	13,757	14,782
Policy and contract claims	5,737	8,013
Dividends payable to policyholders	33,402	36,988
Premium and other deposit funds	70,165	76,458

Total policy and contract liabilities	3,002,435	2,998,015

Accrued commissions and general expenses	2,254	1,001
Asset valuation reserve	36,533	32,796
Amounts due to affiliates	1,292	759
Federal income tax payable	12,555	—
Guaranty fund assessment	700	1,100
Payable for securities	4,929	112
Other liabilities and reserves	70,845	53,208
Transfers from separate account	(918)	(1,983)
Separate account liabilities	172,312	203,747

Total liabilities	3,302,937	3,288,755

Capital and surplus:

Common stock, $1 per share par value – 20,000,000 shares authorized, 9,300,000 shares issued and outstanding	9,300	9,300
Paid-in surplus	122,980	102,980
Surplus notes	25,000	25,000
Assigned surplus for tax liability	—	526
Unassigned surplus	94,234	58,459

Total capital and surplus	251,514	196,265

Total liabilities and capital and surplus	$3,554,451	$3,485,020

See accompanying notes

4

Indianapolis Life Insurance Company
Statements of Operations — Statutory Basis
(Dollars in Thousands)

	Year ended December 31,
	2007	2006

Premiums and other revenues:
Life and annuity considerations for life and accident and health policies and contracts	$156,696	$373,904
Considerations for supplementary contracts with life contingencies	133	285
Net investment income	179,929	166,425
Amortization of interest maintenance reserve	846	1,076
Commissions and expense allowances on reinsurance ceded	54,021	9,344
Corporate owned life insurance income	4,274	3,842
Reserve adjustment on reinsurance ceded	3,947	(170,724)
Other revenue	2,697	3,288

Total premiums and other revenues	402,543	387,440

Benefits and expenses:
Benefits paid or provided for:
Surrender benefits	218,676	207,986
Death benefits	35,324	33,980
Other benefits	18,999	15,140
Increase in policy reserves	16,575	6,915
Interest on policy or contract funds	1,566	938

Total benefits	291,140	264,959

Commissions	122,115	114,645
General expenses	51,317	45,360
Insurance taxes, licenses, and fees	10,938	6,280
Decrease in loading of deferred and uncollected premium	(303)	(741)
Other expense	7,497	12,632
Transfer from separate accounts, net	(49,861)	(40,423)

Total benefits and expenses	432,843	402,712

Net loss from operations before dividends to policyholders, federal income taxes, and net realized capital gains	(30,300)	(15,272)
Dividends to policyholders	12,980	14,015

Net loss from operations before federal income taxes and net realized capital gains	(43,280)	(29,287)
Federal income tax expense (benefit)	47	(8,302)

Net loss from operations before net realized capital gains	(43,327)	(20,985)
Net realized capital gains	29,631	36,257

Net income (loss)	$(13,696)	$15,272

See accompanying notes

5

Indianapolis Life Insurance Company
Statements of Changes in Capital and Surplus — Statutory Basis
(Dollars in Thousands)

				Assigned
	Common	Paid-in	Surplus	Surplus for Tax	Unassigned	Total Capital and
	Stock	Surplus	Note	Liability	Surplus	Surplus

Balance at January 1, 2006	$9,300	$94,421	$25,000	$526	$70,801	$200,048
Net income	—	—	—	—	15,272	15,272
Change in net deferred income tax	—	—	—	—	(5,192)	(5,192)
Change in net unrealized capital gains/losses	—	—	—	—	3,804	3,804
Change in nonadmitted assets	—	—	—	—	5,444	5,444
Change in asset valuation reserve	—	—	—	—	(1,686)	(1,686)
Dividends to stockholder	—	—	—	—	(30,000)	(30,000)
Surplus contribution	—	8,558	—	—	—	8,558
Change in liability for reinsurance in unauthorized companies	—	—	—	—	16	16

Balance at December 31, 2006	9,300	102,979	25,000	526	58,459	196,264
Net income	—	—	—	—	(13,696)	(13,696)
Change in net deferred income tax	—	—	—	—	(2,062)	(2,062)
Change in net unrealized capital gains/losses	—	—	—	—	(4,999)	(4,999)
Change in nonadmitted assets	—	—	—	—	(21,224)	(21,224)
Change in asset valuation reserve	—	—	—	—	(3,737)	(3,737)
Aggregate write-ins for gains in surplus					80,967	80,967
Surplus contribution	—	20,000	—	—	—	20,000
Surplus transferred from assigned surplus	—	—	—	(526)	526	—

Balance at December 31, 2007	$9,300	$122,979	$25,000	$—	$94,234	$251,513

See accompanying notes

6

Indianapolis Life Insurance Company
Statements of Cash Flow — Statutory Basis
(Dollars in Thousands)

	Year ended December 31,
	2007	2006

Operating activities
Premiums, policy proceeds net of reinsurance paid	$167,559	$373,781
Net investment income received	180,091	170,216
Commissions and expense allowances received on reinsurance ceded	44,041	14,847
Benefits paid	(268,510)	(440,876)
Insurance expenses paid	(182,010)	(160,070)
Dividends paid to policyholders	(16,566)	(17,059)
Federal income tax paid	5,448	464
Net transfers to separate accounts	50,926	40,423

Net cash used in operating activities	(19,021)	(18,274)

Investment activities
Proceeds from sales, maturities, or repayments of investments:
Bonds	780,973	1,023,747
Stocks	14,902	4,965
Mortgage loans on real estate	39,456	41,903
Other invested assets	6,107	—

Total investment proceeds	841,438	1,070,615

Cost of investments acquired:
Bonds	(755,234)	(907,325)
Stocks	(74,355)	(36,220)
Mortgage loans on real estate	(30,934)	(14,896)
Other invested assets	(83)	(16,405)

Total costs of investments acquired	(860,606)	(974,846)
Net change in policy loans	(5,018)	(10,905)

Net cash provided by (used in) investment activities	(24,186)	84,864

Financing and miscellaneous activities
Capital and surplus paid-in	20,000	8,559
Net deposits of deposit-type contracts	(6,293)	(25,489)
Dividends to stockholder	—	(30,000)
Interest on surplus note	(2,165)	(2,165)
Other cash (used) applied	87,578	(1,833)

Net cash provided by (used in) financing and miscellaneous activities	99,120	(50,928)

Net change in cash and short-term investments	55,913	15,662
Cash and short-term investments:
Beginning of year	39,028	23,366

End of year	$94,941	$39,028

See accompanying notes

7

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis
(Dollars in Thousands)
1. Nature of Operations and Significant Accounting Policies
Organization
Indianapolis Life Insurance Company (the Company) is wholly-owned by ILICO Holdings, Inc. (Parent). The Parent is a wholly-owned subsidiary of AmerUs Group Co. (AGC). On November 15, 2006, AGC merged with Libra Acquisition Corporation, an Iowa corporation and an indirect wholly-owned subsidiary of Aviva, plc (Aviva), a public limited company incorporated under the laws of England and Wales. AGC continued after the merger as the surviving corporation as an indirect wholly-owned subsidiary of Aviva. Effective January 1, 2008, AGC merged with Aviva USA Corporation. AGC continued as the surviving company and subsequently changed its name to Aviva USA Corporation.
On December 31, 2007, the Company acquired Aviva Life Insurance Company of New York (ALACNY) for $59.8 million and the transaction was accounted for as a statutory purchase. Aviva Life NY is a life insurance company domiciled in New York and was previously owned by an affiliated company, Aviva Life Insurance Company. Immediately following the purchase, Aviva Life NY was merged with Bankers Life Insurance Company of New York (BLNY), a wholly-owned subsidiary of the Company. The resultant merged entity was renamed Aviva Life and Annuity of New York (ALACNY). The Company owns all of the outstanding capital stock of Aviva Life and Annuity of New York and Aviva Securities, LLC.
The Company’s business consists primarily of underwriting, marketing and distributing individual life insurance and annuity products to individuals through independent marketing organizations and a personal producing general agent system. The Company is licensed to do business in 48 states and the District of Columbia.
The Company established a Closed Block on March 31, 2000 in connection with the reorganization of the Company to a stock form. Insurance policies which had a dividend scale in effect at the time of the reorganization were included in the Closed Block. The Closed Block was designed to give reasonable assurance to owners of affected policies that assets will be available to support such policies, including maintaining dividend scales in effect at the time of the reorganization, if the experience underlying such scales continues. The assets allocated to the Closed Block, including revenue therefrom, will accrue solely to the benefit of the owners of policies included in the block until the block is no longer in effect. Payment of dividends on Closed Block policies will be supported by Closed Block assets; however, in the unlikely event the Closed Block assets are insufficient to meet minimum policy obligations, dividend payments will be made from the general funds.

8

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
Basis of Presentation
The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.
The accompanying financial statements have been prepared on the basis of accounting practices prescribed or permitted by the Indiana Department of Insurance, which practices differ in some respects from U.S. generally accepted accounting principles (GAAP). The Indiana Department of Insurance recognizes only statutory accounting practices prescribed or permitted by the state of Indiana for determining and reporting the financial condition and results of operations of an insurance company, for determining its solvency under Indiana Insurance Law. The Accounting Practices and Procedures Manual of the National Association of Insurance Commissioners (NAIC) has been adopted as a component of prescribed or permitted practices by the state of Indiana. The Indiana Commissioner of Insurance has the right to permit specific practices that deviate from those set forth in the NAIC’s Accounting Practices and Procedures Manual. The Company has not followed any permitted accounting policies that deviate from those set forth in NAIC’s Accounting Practices and Procedures Manual in the preparation of the financial statements included herein.
The more significant of these differences from GAAP are as follows:
Investments: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or fair value based on their rating by the NAIC; for GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in operations for those designated as trading and as a separate component of capital and surplus for those designated as available-for-sale. Fair value for statutory purposes is based on the price published by the Securities Valuation Office of the NAIC (SVO), if available, whereas fair value for GAAP is based on quoted market prices.
Beginning in 2006, hybrid securities, not classified as debt by the SVO, are reported as preferred stock. Hybrid securities, as defined by the NAIC, are securities designed with characteristics of both debt and equity and provide protection to the issuer’s senior note holders. As a result, $17,582 and $23,358 of securities previously classified as bonds by the Company have been reclassified as preferred stock for the

9

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
years ended December 31, 2007 and 2006. Although the classification has changed, these hybrid securities continue to meet the definition of a bond, in accordance with Statement of Statutory Accounting Principles (SSAP) No. 26, Bonds, excluding Loan-backed and Structured Securities and therefore, are reported at amortized cost based upon their NAIC rating.
All single class and multi-class mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using either the retrospective or prospective methods. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the undiscounted estimated future cash flows. For GAAP purposes, all securities, purchased or retained, that represent beneficial interests in securitized assets (e.g., CMO, CBO, CDO, CLO, MBS and ABS securities), other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the discounted fair value. If high credit quality securities are adjusted, the retrospective method is used.
Derivative instruments used in hedging transactions that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability (e.g., amortized cost or fair value with the net unrealized capital gains (losses) reported in unassigned surplus along with any adjustment for federal income taxes. Embedded derivatives are not accounted for separately from the host contract. Under GAAP, all derivatives are reported on the balance sheet at fair value, the effective and ineffective portions of a single hedge are accounted for separately, an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value and the changes in the fair value are recorded as unrealized gains or unrealized losses (referred to as fair value accounting) directly to unassigned surplus rather than to income as required under GAAP.
Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

10

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus, rather than being included as a component of earnings as would be required under GAAP.
Valuation Reserves: Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the individual security sold. The net deferral is reported as an “interest maintenance reserve” (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses would be reported in the statements of operations on a pretax basis in the period that the assets giving rise to the gains or losses are sold.
The “asset valuation reserve” (AVR) provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.
Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves; for universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.
Nonadmitted Assets: Certain assets designated as “nonadmitted,” principally certain deferred income tax assets, past-due agents’ balances, furniture and equipment, unsecured loans or cash advances to officers or agents, company’s stock as collateral for loans, non-bankable checks, and trade names and other intangible assets, and other assets not specifically identified as an admitted asset within the NAIC Accounting Practices and Procedures Manual, are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet.

11

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
Universal Life and Annuity Policies: Revenues for universal life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received and benefits incurred represent the total of surrender and death benefits paid and the change in policy reserves. Premiums received and benefits incurred for annuity policies without mortality or morbidity risk are recorded using deposit accounting, and recorded directly to an appropriate policy reserve account, without recognizing premium income or benefits paid. Interest on these policies is reflected in other benefits. Under GAAP, for universal life, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values. Under GAAP, for all annuity policies without significant mortality risk, premiums received and benefits paid would be recorded directly to the reserve liability.
Benefit Reserves: Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.
Reinsurance: Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required by GAAP.
Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.
Employee Benefits: For purposes of calculating the Company’s pension and post-retirement benefit obligation, only vested participants and current retirees are included in the valuation. Under GAAP, active participants not currently eligible also would be included.
Deferred Income Taxes: Deferred income tax assets are limited to 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse by the end of the subsequent calendar year, plus 2) the lesser of the remaining gross deferred income tax assets expected to be realized within one year of the balance sheet date or 10% of capital and surplus excluding any net deferred income tax assets, EDP equipment and operating software and any net positive goodwill, plus 3) the amount of remaining gross deferred income tax assets that can be offset against existing gross deferred income tax liabilities. The remaining deferred income tax assets are nonadmitted. Deferred income taxes do not include amounts for state taxes. Under GAAP, state taxes are included in the

12

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
computation of deferred income taxes, a deferred income tax asset is recorded for the amount of gross deferred income tax assets expected to be realized in future years, and a valuation allowance is established for deferred income tax assets not realizable.
Policyholder Dividends: Policyholder dividends are recognized when declared rather than over the term of the related policies, as required by GAAP.
Surplus Notes: Surplus notes are reported as a component of statutory capital and surplus rather than as GAAP liabilities.
Statements of Cash Flow: Cash and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.
Subsidiaries: The accounts and operations of the Company’s subsidiaries are not consolidated with the accounts and operations of the Company as would be required by GAAP.
The effects of the foregoing variances from GAAP on the accompanying statutory-basis financial statements have not been determined, but are presumed to be material.
Other significant accounting policies are as follows:
Investments
Bonds, preferred stocks, unaffiliated/affiliated common stocks, short-term investments, derivatives, mortgage loans, policy loans, other invested assets and realized capital gains and losses are stated at values prescribed by the NAIC, as follows:
Bonds not backed by other loans are principally stated at amortized cost using the interest method.
Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities, except principal-only and interest-only securities, which are valued using the prospective method.

13

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
Redeemable preferred stocks that have characteristics of debt securities and are rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost or market value. Nonredeemable preferred stocks are reported at market value or lower of cost or market value as determined by the Securities Valuation Office of the NAIC (SVO) and the related net unrealized capital gains or losses are reported in unassigned surplus along with any adjustment for federal income taxes.
Unaffiliated common stocks are reported at fair value as determined by the SVO and the related net unrealized capital gains or losses are reported in unassigned surplus. The related adjustment for federal income taxes is included in deferred income taxes in unassigned surplus.
Common stock of the Company’s insurance subsidiary is reported at its underlying statutory equity plus the admitted portion of goodwill. The net change in the subsidiary’s equity is included in the change in net unrealized capital gains or losses. Goodwill, which represents the difference between the cost of acquiring the entity and the Company’s share of the book value of the entity, is being amortized on a straight-line basis over ten years.
There are no restrictions on common or preferred stock.
Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.
Mortgage loans are reported at unpaid principal balances, less allowance for impairments. A mortgage loan is considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines foreclosure is probable, the impairment is other than temporary; the mortgage loan is written down and a realized loss is recognized.
Policy loans are valued at unpaid principal balances.
Other invested assets primarily consist of partnerships and joint ventures, which are accounted for by the equity method of accounting.
The carrying values of all investments are reviewed on an ongoing basis for credit deterioration. If this review indicates a decline in fair value that is other than temporary, the carrying amount of the investment is reduced to its estimated realizable value, or fair

14

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
value, and a specific writedown is taken. Such reductions in carrying amount are recognized as realized losses on investments.
Realized capital gains and losses are determined on the basis of specific identification and are recorded net of related federal income taxes. The AVR is established by the Company to provide for potential losses in the event of default by issuers of certain invested assets. These amounts are determined using a formula prescribed by the NAIC and are reported as a liability. The formula for the AVR provides for a corresponding adjustment for realized gains and losses. Under a formula prescribed by the NAIC, the Company defers, in the IMR, the portion of realized gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the security.
Changes in non-admitted asset carrying amounts of bonds, mortgage loans on real estate, and redeemable and non-redeemable preferred stocks are credited directly to unassigned surplus.
Derivatives
The Company utilizes derivative instruments which may include the following:
Interest Rate Swaps—The Company uses interest rate swaps to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount. Generally, no cash is exchanged at the outset of the contract and neither party makes principal payments.
Credit Default Swaps—Credit default swaps are used to synthetically create the characteristics of a bond or hedge credit risk, referred to as a Replication Synthetic Asset Transaction (RSAT). This is done by coupling a bond with a credit default swap to create a synthetic instrument that is cheaper than its cost in the cash market or one which has better default characteristics. These agreements provide the Company with a periodic premium to compensate it for accepting credit risk and are used to enhance investment income and improve the default characteristics of the portfolio. The exposure amount of such agreement, which is usually the notional amount, is equal to the maximum proceeds that must be paid by a counterparty for a defaulted security. Should a credit event occur on a reference entity, a counterparty would be required to pay the notional amount in

15

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
exchange for receipt of an obligation of the reference entity. Generally, there is no cash requirement at the initiation of the credit default swap contract.
Credit Default Swaptions—A default swaption is an option to enter into a credit default swap at a specified price for a given option maturity. The cost of the option is paid or received upfront. Credit default swaptions may be used to enhance income. This occurs when the Company, which has an exposure to the underlying credit default swap, sells a swaption and collects the cost of the option. Swaptions can also be used to hedge credit risk.
Options—The Company offers Fixed Indexed Products. These contracts credit interest based on certain indices, primarily the Standard & Poor’s 500 Composite Stock Price Index (S&P). Under over-the-counter (OTC) option contracts, call options are purchased to hedge the growth in interest credited to the customer as a direct result of increases in the related indices. Upon maturity, the Company will receive the market value of the call option. The parties with whom the Company enters into OTC option contracts are financial institutions with long-lasting, superior performance history which minimizes the credit risk associated with such contracts.
Futures—Under exchange-traded futures contracts, the Company agrees to purchase a specified number of contracts with other parties and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. Futures contracts are purchased to hedge the growth in interest credited to the customer as a direct result of increases in the related indices. The parties with whom the Company enters into exchange-traded futures are regulated futures commission’s merchants who are members of a trading exchange.
Interest Rate Caps and Floors—The Company purchases interest rate caps and floors to mitigate the asset/liability risks of a significant and sustained increase or decrease, respectively, in interest rates. The parties with whom the Company enters into cap and floor contracts are financial institutions with long-lasting, superior performance history which minimizes the credit risk associated with such contracts. The Company pays a premium at the outset of the contract and will receive cash payments when rates rise above the strike on the cap or fall below the strike on the floor.
The Company may use additional derivative instruments for hedging or limited income generation purposes.

16

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
Interest rate swaps are generally recorded at fair value each reporting period with changes in fair value recorded as unrealized gains or losses and included in surplus in accordance with SSAP 86, Accounting for Derivative Instruments and Hedging, Income Generation, and Reception (Synthetic Asset) Transactions. Cash which is exchanged as the difference between fixed and floating interest rates is recognized in the summary of operations through investment income. If the contract is terminated prior to maturity, a realized gain or loss is reported in the summary of operations for the amount of cash exchanged in order to close the contract.
Credit default swaps are considered replication transactions and are carried at amortized cost. The premiums received are accrued and recognized in the summary of operations through investment income over the life of the agreements. A capital loss would be recorded on the date of default, through the summary of operations, to reflect the difference between the notional amount paid and the fair value of the bonds received.
Interest rate caps and floors are recorded at fair value each reporting period with changes in fair value recorded as unrealized gains or losses and included in surplus in accordance with SSAP 86. Cash payments received when rates rise above the strike on the cap or fall below the strike on the floor are recognized in the summary of operations through investment income.
The fair values for the Company’s derivative securities are based on settlement values, quoted market prices of comparable instruments, fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing (guarantees, loan commitments) or, if there are no relevant comparables, on pricing models or formulas using current assumptions (interest rate swaps).
At December 31, 2007 and 2006, the Company’s outstanding on and off-balance sheet risks for derivative financial instruments, shown in notional or contract amounts and fair value, are summarized as follows:

	Contract or		Fair Value
	Notional Amount		Asset/(Liability)
	2007	2006	2007	2006

Interest rate swaps	103,500	119,400	3,826	1,288
Credit default swaps	$46,653	$108,737	$6,834	$16,517
Options	453,814	216,430	19,144	17,896
Futures	1	1	2,286	1,900
Interest rate caps and floors	10,000	5,000	(2)	(12)

17

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
Separate Accounts
Separate account assets and liabilities reported in the balance sheets represent funds that are separately administered, principally for variable annuity contracts, and for which the contract holder, rather than the Company, bears the investment risk. Separate account assets are reported at market value. Fees charged on separate account policyholder deposits are included in transfers from separate accounts, net.
Premiums and Annuity Considerations
Revenues for policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received and benefits incurred represent the total of surrender and death benefits paid and the change in policy reserves. These revenues are recognized when due. Premiums received and benefits paid for annuity policies without mortality or morbidity risk are recorded using deposit accounting, and recorded directly to an appropriate policy reserve account, without recognizing premium income or benefits paid.
Deferred and uncollected life insurance premiums represent annual or fractional premiums, either due and uncollected or not yet due, where policy reserves have been provided on the assumption that the full premium for the current year has been collected.
Policy Reserves and Funds
Life, annuity, and accident and health disability benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash values or the amounts required by the Indiana Department of Insurance. The Company waives deduction of deferred fractional premiums on the death of life and annuity policy insureds and returns any premium beyond the date of death. Surrender values on policies do not exceed the corresponding benefit reserves. Extra premiums are charged for substandard lives for policies issued prior to July 1, 1980 plus the gross premiums for a rated age. Additional reserves are established when the results of cash flow testing under various interest rate scenarios indicate the need for such reserves or the net premiums exceed the gross premiums on any insurance in force.
Mean reserves for substandard policies are determined by computing the regular mean reserve for the policy and holding in addition one half of the extra premium charge for the year. An asset is recorded for deferred premiums net of loading to adjust the reserve for modal premium payments.

18

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
The aggregate reserve for annuities, with the exception of Single and Flexible Premium Deferred Annuities, is based primarily on the full account value of the related contracts. The reserve for Single and Flexible Premium Deferred Annuities has been calculated by Commissioners’ Annuity Reserve Valuation Method (CARVM) method and the maximum reserve valuation interest rate for each year of issue.
The aggregate reserve for traditional and universal life policies has been calculated principally by Net Level Premium Reserve Method (NLP Method) and the Commissioner’s Reserve Valuation Method (CRVM Method). Generally, for 1984 and later issues, the CRVM Method and the CRVM Method graded to the NLP Method were used. The principal table used in making these reserve computations are the 1941, 1958 and 1980 Commissioners’ Standard Ordinary Mortality Tables.
Tabular interest, tabular less actual reserves released, and tabular cost have been determined by formula as permitted by the NAIC. Tabular interest on funds not involving life contingencies are calculated from basic data and the supplementary contract tabular interest is determined by formula.
The liabilities related to guaranteed investment contracts and policyowner funds left on deposit with the Company are generally equal to fund balances less applicable surrender charges.
As of December 31, 2007 and 2006, the Company had insurance in force aggregating $689,249 and $520,065, respectively, in which the gross premiums are less than the net premiums required by the valuation standards established by the State of Indiana. The Company established policy reserves of $45,720 and $18,367 to cover these deficiencies at December 31, 2007 and 2006, respectively.
The following percentages summarize the mortality tables used to compute policy reserves on a net basis:

	December 31,
	2007		2006
	Amount	Percent	Amount	Percent

Life insurance — Commissioners (1941, 1958, 1980, 2001)
Standard ordinary mortality (2.5 — 6.0%))	$1,949,926	68%	$1,819,704	64%
Annuities (3.0 — 5.5%)	776,411	27	943,204	33
Other (2.5 — 7.0%)	153,037	5	98,866	3

Total	$2,879,374	100%	$2,861,774	100%

19

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
Dividends to Policyholders
Participating policies entitle the policyowners to receive dividends based on actual interest, mortality, morbidity, and expense experience for the related policies. These dividends are distributed to the policyowners through an annual dividend using current dividend scales, which are approved by the Board of Directors. Participating life policies represent approximately 9% and 11% of the Company’s total life policies in force as of December 31, 2007 and 2006, respectively.
The method of accounting for policyholder dividends is based upon dividends credited annually to policyholders on their policy anniversary date plus the change from the prior period on one year’s projected dividend liability on policies in force at the statement date. The amount of dividend expense incurred during 2007 and 2006 was $12,980 and $14,015, respectively. There was no additional income allocated to participating policyholders.
Reinsurance
Reinsurance premiums and benefits paid or provided are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.
Guaranty Fund Assessments
The Company is assessed amounts by state guaranty funds to cover losses to policyholders of insolvent or rehabilitated insurance companies. Those mandatory assessments may be partially recovered through a reduction in future premium taxes in certain states. A liability for guaranty fund assessments is accrued after an insolvency has occurred. The Company has no knowledge of new insolvencies and has received no assessments on new insolvencies during 2007 that would have a material adverse financial statement effect. At December 31, 2007 and 2006, the Company has $700 and $1,100, respectively, accrued for guaranty fund assessments. Guaranty fund assets at December 31, 2007 and 2006 were $1,140 and $1,543, respectively.

20

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
Goodwill
The Company’s purchase of ALACNY on December 31, 2007, created goodwill of $31,439, the difference between the purchase price of $59,800 and the statutory net worth as of the purchase date. Pursuant to SAAP 68, Business Combinations and Goodwill, $13,137 of the goodwill was deemed an admitted asset. Goodwill will be amortized over the next ten years. There was no amortization expense in 2007.
Reclassifications
Certain 2006 amounts in the Company’s statutory basis financial statements have been reclassified to conform to the 2007 financial statement presentation.
2. Investments
The amortized cost and the fair value of investments in bonds, preferred stocks and common stocks are summarized as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
December 31, 2007	Cost	Gains	Losses	Value

Bonds:
United States Government and	$111,222	$3,209	$1	$114,430
State and political subdivisions	16,939	13	300	16,652
Foreign governments	23,775	1,231	185	24,821
Corporate securities	2,070,783	105,067	53,458	2,122,392
Asset-backed securities	58,134	67	19,240	38,961
Commercial mortgage-backed	99,735	707	7,826	92,616
Mortgage-backed securities	100,969	903	1,081	100,791

Total bonds	$2,481,557	$111,197	$82,091	$2,510,663

Preferred stocks	$91,600	$3,500	$3,021	$92,079

Common stocks
Affiliated	$122,630	$7,345	$288	$129,687
Unaffiliated	19,041	246	184	19,103

Total common stocks	$141,671	$7,591	$472	$148,790

The fair value of affiliated common stock as of December 31, 2007 presented in the table above includes non-admitted goodwill of $18,302 and therefore will not agree to the amount presented in the balance sheet.
The Company invests in certain private placement debt securities for which fair values

21

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
are not readily available. Fair value is determined by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments. At December 31, 2007 and 2006, the Company owned private placement debt securities valued at amortized cost of $336,336 and $278,671, respectively, with a fair value of $324,460 and $283,752, respectively.
The Company has no investments in joint venture, partnerships or limited liability companies that exceed 10% of its admitted assets.
A summary of the amortized cost and fair value of the Company’s investments in bonds at December 31, 2007, by contractual maturity, is as follows:

	Amortized
	Cost	Fair Value

Due in one year or less	$108,774	$130,886
Due after one year through five years	493,629	520,621
Due after five years through ten years	581,769	586,904
Due after ten years	1,196,416	1,171,461
Mortgage-backed securities	100,969	100,791

Total	$2,481,557	$2,510,663

The contractual maturities in the foregoing table may differ from the expected maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.
The following table shows gross unrealized losses and fair value, aggregated by investment category and length of time the individual securities have been in a continuous loss position.

22

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
December 31, 2007

	Less than or equal to Twelve Months		Greater than Twelve Months		Total
		Gross Unrealized		Gross Unrealized		Gross Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
Bonds:
United States government agencies	$—	$—	$2,924	$1	$2,924	$1
State and political subdivisions	3,139	48	10,506	252	13,645	300
Foreign governments	5,417	185	—	—	5,417	185
Corporate securities	749,300	37,460	240,399	15,998	989,699	53,458
Asset-backed securities	25,706	19,106	3,961	134	29,667	19,240
Commerical Mortgage-backed securities	37,126	6,510	22,961	1,316	60,087	7,826
Mortgage-backed securities	7,320	155	41,462	926	48,782	1,081

Total bonds	$828,008	$63,464	$322,213	$18,627	$1,150,221	$82,091

Preferred stock	$14,187	$1,712	$10,424	$1,309	$24,611	$3,021

Common stock	$8,564	$472	$—	$—	$8,564	$472

December 31, 2006

	Less than or equal to Twelve Months		Greater than Twelve Months		Total
		Gross Unrealized		Gross Unrealized		Gross Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
Bonds:
United States government agencies	$59,974	$678	$56,625	$1,050	$116,599	$1,728
State and political subdivisions	8,693	260	6,765	228	15,458	488
Foreign governments	8,942	38	6,016	193	14,958	231
Corporate securities	531,260	12,769	440,355	23,295	971,615	36,064
Asset-backed securities	9,765	30	11,981	429	21,746	459
Commerical Mortgage-backed securities	21,709	266	28,007	868	49,716	1,134
Mortgage-backed securities	25,229	271	42,040	1,301	67,269	1,572

Total bonds	$665,572	$14,312	$591,789	$27,364	$1,257,361	$41,676

Preferred stock	$33,794	$271	$12,523	$537	$46,317	$808

Common stock	$7,682	$401	$33	$2	$7,715	$403

The evaluation of other-than-temporary impairment (OTTI) for fixed income securities

23

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
follows a three-step process of (1) screen and identify; (2) assess and document; (3) recommend and approve. In identifying potential OTTI’s, all securities that have a fair value that is significantly less than amortized cost are screened. For mortgage backed and asset-backed securities, an impairment loss is established if the fair value of the security is less than amortized costs and there is an adverse change in estimated cash flows from the cash flows previously projected.
The list of securities identified is subject to a formal assessment to determine if impairment is other-than-temporary. Management makes certain assumptions or judgments in its assessment of potentially impaired securities including but not limited to:
•	Company description, industry characteristics and trends, company to industry profile, quality of management, etc.

•	Ability and intent to hold security.

•	Severity and duration of the impairment, if any.

•	Industry factors.

•	Financial factors such as earnings, trends, asset quality, liquidity, subsequent events, enterprise valuation, fair value and volatility (among others).
If the determination is that the security is OTTI, it is written down to fair value. The write-down is reviewed and approved by senior management. The difference between amortized cost and fair value is recognized as a realized loss on investment.
Included in the above table are 451 securities from 358 issuers at December 31, 2007 and 444 securities from 343 issuers at December 31, 2006. This is largely unchanged from the prior year. The following summarizes the details describing the more significant unrealized losses by investment category as of December 31, 2007.
Corporate securities: The unrealized losses on corporate securities totaled $53,458, or 62.5% of total unrealized losses. The majority of the losses came from three sectors (Financial - $14,708 or 27.5% of total corporate losses, Industrial — $29,096 or 54.4% of total corporate losses, and Utilities — $8,547 or 16.0% of total corporate losses). The unrealized losses in the financial sector are primarily due to a decrease in market liquidity and concerns regarding the underlying credit quality of subprime and other assets these institutions hold. The unrealized losses on utilities were due to changes in market interest rates and not credit quality. The unrealized losses in Industrial and the remaining sectors are also primarily attributable to spread widening due to a decrease in market liquidity, an increase in market volatility, and concerns about the general health of the economy. Because the Company has the ability and intent to hold these investments until recovery of fair value, which may be maturity, it

24

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
does not consider these investments to be other-than-temporarily impaired at December 31, 2007.
Commercial mortgage-backed securities and mortgage-backed securities: The unrealized losses on commercial mortgage-backed securities totaled $7,826, or 9.1% of total unrealized losses, while the unrealized losses on mortgage-backed securities totaled $1,081, or 1.3% of our total unrealized losses. The losses were caused primarily by concerns regarding mortgage defaults on subprime and other risky mortgages which resulted in spread widening in the sector as liquidity decreased in the market. In addition, the Company held investments with exposure to the Alt-A home equity loan sector ($7,422 carry value and $352 unrealized losses). All securities with Alt-A exposure are AAA rated. Because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, it does not consider these investments to be other-than-temporarily impaired at December 31, 2007.
Asset-backed securities: The unrealized losses on asset-backed securities totaled $19,240, or 22.5% of total unrealized losses. Most losses were due to the Residual Interest Trust Securities (RITS) discussed below. The other losses were caused primarily by concerns regarding potential downgrades or defaults of bond insurers providing credit protection for underlying issuers. These concerns resulted in spread widening in the sector as liquidity decreased in the market. At December 31, 2007 the Company’s investment in subprime mortgages totaled $5,592 with losses totaling less than $73. All securities with subprime exposure, except one, are AAA rated. Because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, they do not consider these investments to be other-than-temporarily impaired at December 31, 2007.
The Company holds RITS with a carrying value of $21,200 and a fair value of $5,173. RITS are private placement investment instruments and as such, have limited secondary markets.
RITS with fixed-rate underlying investments have levered exposure to long-duration instruments and as such, they may experience heightened mark-to-market fluctuations. RITS investments are typically made with the intent to hold to maturity/call. The Company has the ability to hold these investments until maturity.

25

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
Mark-to-market adjustments on RITS going forward will largely be based on the underlying security valuations. As the vast majority of the Company’s RITS are based on preferred stocks from high-quality financial institutions, performance will be dictated by the ability of those issuers to recapitalize and avoid further credit losses. Recapitalization began in 2007 and will continue throughout 2008, however, the Company does not expect defaults to occur and has a positive outlook on the sector as a whole with the expectation that RITS valuations will recover during 2008 and into 2009.
The Company does not engage in direct lending to the subprime markets. The Company’s minimal exposure to subprime risk is primarily limited to investments within the fixed maturity investment portfolio in the form of securities collateralized by mortgages that have characteristics of subprime lending such as adjustable rate mortgages and alternative documentation mortgages. As of December 31, 2007 the exposure to subprime mortgage securitizations was $5,592 carrying value and $4,152 fair value, which is less than 0.2% of total admitted assets. The exposure is 92% AAA-rated, the underlying collateral is primarily fixed rate, and the high credit quality created by structural subordination and short maturities is protecting the Company against the downturn in the U.S. subprime market. None of the Company’s bond positions with subprime exposure experienced a realized loss.
The Company’s portfolio contains certain investments in the form of asset-backed securities (ABS) and in some cases credit default swaps that have underlying risk from exposure related to subprime mortgages. Subprime residential mortgages are mortgage loans made by banks or mortgage lenders to residential borrowers with lower credit ratings. The criteria used to categorize such subprime borrowers include FICO scores, interest rates charged, debt-to-income ratios and loan-to-value ratios. The exposures are classified as ABS as they are made up primarily of seasoned home equity loans which are securitized within an ABS structure.
In the course of the Company’s asset management, no securities have been sold and reacquired within 30 days of the sale date to enhance the Company’s yield on its investment portfolio.
The Company participates in a securities lending program whereby certain fixed maturity securities from the investment portfolio are loaned to other institutions for a short period of time. The Company receives a fee in exchange for the loan of securities and requires initial collateral equal to 102%, with an on-going level at 100%, of the fair value of the loaned securities to be separately maintained. Securities with a fair value of $26,704 and $43,506 were on loan under the program at December 31, 2007 and 2006, respectively. The Company had cash collateral under its control of $27,704 and $45,305 at December

26

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
31, 2007 and 2006, respectively. Since the Company does not have general use of the collateral, the collateral is not reflected in the accompanying statutory statements of admitted assets, liabilities and surplus.
At December 31, 2007 and 2006, bonds with a carrying amount of $7,603 and $7,661, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.
The Company’s investments in mortgage loans on real estate consist primarily of commercial mortgage loans made on a full recourse basis and at fixed loan rates. During 2007, the Company issued mortgage loans with interest rates ranging from 5.55% to 6.64%. The Company manages its credit risk associated with these loans by diversifying its mortgage portfolio by property type and geographic location. During 2007, the maximum percentage of any one loan to the value of the security at the time of the loan was 87.75%.
The portfolio credit risk for mortgage loans was concentrated in the following geographic regions:

	December 31, 2007		December 31, 2007
	Mortgage
	Loan Carrying	Percent of	Mortgage Loan	Percent of
	Value	Total	Carrying Value	Total

North Central	$44,072	22.7%	$55,869	27.6%
South Central	21,146	10.9	26,225	12.9
South Atlantic	53,716	27.7	51,061	25.2
Pacific	35,144	18.1	31,658	15.6
Mountain	21,281	11.0	17,467	8.6
Atlantic	11,531	5.9	12,528	6.2
New England	6,946	3.6	7,716	3.8

Total mortgage loans	$193,836	100.0%	$202,524	100.0%

During 2007 and 2006, the Company did not reduce interest rates on outstanding mortgage loans. At December 31, 2007 and 2006, the Company held no mortgages with interest overdue beyond 180 days. The Company did not recognize interest income on a cash basis during the period for loans that were impaired for the years ended December 31, 2007 and 2006.

27

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
The total recorded investment in restructured loans, at December 31, 2007 and 2006 is $740 and $1,347, respectively. The Company accrues interest income on impaired loans to the extent deemed collectible (delinquent less than 90 days) and provided the loan continues to perform under its original or restructured contractual terms. Interest income on nonperforming loans generally is recognized on a cash basis.
Major categories of investment income are summarized as follows:

	Year ended December 31,
	2007	2006

Income:
Bonds	$138,347	$129,836
Preferred stocks	6,982	28
Common stocks	41	6,651
Mortgage loans on real estate	17,274	18,378
Derivative instruments	12,753	8,680
Policy loans	10,743	10,058
Short-term investments and cash	4,085	2,496
Other, net	—	578

Total gross investment income	190,225	176,705

Less investment expenses	10,296	10,280

Net investment income	$179,929	$166,425

Realized capital gains (losses) are reported net of federal income taxes and amounts transferred to IMR as follows:

28

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)

	Year ended December 31,
	2007	2006

Bonds	$40,053	$40,749
Stocks	123	56
Mortgage loans on real estate	(167)	(268)
Other	12	1,108

Total realized gains on investments	40,021	41,645
Less amount transferred to IMR (net of related taxes of $1,938 in 2007 and $1,676 in 2006)	(3,599)	(3,112)
Federal income tax expense	13,989	8,500

Net realized gains	$29,631	$36,257

Proceeds from sales of bonds and related gross realized gains and losses were as follows:

	Year ended December 31,
	2007	2006

Proceeds	$609,785	$808,604

Gross realized gains	52,662	57,794
Gross realized losses	(12,608)	(17,045)

Net realized gains	$40,054	$40,749

Gross realized losses for the years ended December 31, 2007 and 2006 include $0 and $35, respectively, which relate to losses recognized on other than temporary declines in fair values of bonds.

The change in unrealized gains (losses) on investments is as follows:

	Year ended December 31,
	2007	2006

Stocks	2,045	(638)
Derivatives	(10,804)	6,490

Total change in unrealized gains (losses)	$(8,759)	$5,852

3. Fair Value of Financial Instruments
The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes thereto:

29

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
Investment Securities: Fair values of fixed maturity securities (including bonds and redeemable preferred stock) are based on quoted market prices or dealer quotes, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services, or, in the case of private placements, are estimated by discounting expected future cash flow using a current market rate applicable to the yield, credit quality, and maturity of the investments. The fair values for unaffiliated equity securities are based on quoted market prices.
Cash, Short-Term Investments, Policy Loans and Unaffiliated Common Stock: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate fair values.
Mortgage Loans on Real Estate: For all performing fixed interest rate loans, the estimated net cash flows to maturity were discounted to derive an estimated market value using a discount rate based on the loan’s remaining weighted average life and credit quality. Performing variable rate commercial loans were valued at the current outstanding balance. Loans which have been restructured, are in foreclosure, are significantly delinquent, or are to affiliates were valued primarily at the lower of the estimated net cash flows to maturity, discounted at a market rate of interest, or the current outstanding principal balance.
Derivative Instruments: Fair values for derivative securities are based on pricing models or formulas using current assumptions.
Separate Account Asset and Liabilities: Fair values of separate account asset and liabilities are based on the fair values of the underlying funds.
Policy Reserves: Fair values of the Company’s liabilities under contracts not involving significant mortality or morbidity risks (principally, annuities and supplementary contracts) are stated at the cost the Company would incur to extinguish the liability (i.e., the cash surrender value). Policy reserves also include premium and other deposit funds.
Surplus Notes: The fair value of surplus notes is estimated using discounted cash flow calculations, based on interest rates currently applicable for comparable instruments taking into account the remaining term of the notes and the Company’s credit standing.

30

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
The carrying amounts and fair values of the Company’s significant financial instruments are as follows:

	December 31,
	2007		2006
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

Admitted Assets
Bonds	$2,481,557	$2,510,662	$2,467,573	$2,520,655
Preferred stocks	91,600	92,079	103,014	104,439
Unaffiliated common stock	19,103	19,103	17,876	17,876
Mortgage loans on real estate	193,836	193,803	202,524	202,492
Policy loans	173,297	173,297	168,279	168,279
Cash and short-term investments	94,941	94,941	39,028	39,028
Other invested assets
Derivatives:
Credit default swaps	12,293	6,834	14,726	16,517
Options	19,142	19,142	17,884	17,884
Fixed and variable interest rate swaps	299	3,826	688	1,288
Futures	2,286	2,286	1,900	1,900
Separate account assets	172,312	172,312	203,747	203,747
Liabilities
Policy reserves	$846,577	$868,367	$1,019,662	$1,027,300
Surplus notes	25,000	25,833	25,000	27,002
Separate account liabilities	172,312	172,312	203,747	203,747
4. Reinsurance
At December 31, 2007 and 2006, the Company’s retention limit for acceptance of risk on life insurance was $3,500, and $1,000 respectively. The Company has indemnity reinsurance agreements with various companies whereby insurance in excess of this retention limit is reinsured. The Company has also entered into modified coinsurance cession agreements covering flexible premium deferred annuity policies distributed through Legacy Marketing Group, a third-party administrator. Insurance in-force ceded to nonaffiliated companies under risk sharing arrangements at December 31, 2007 and 2006, totaled approximately $33,440 and $30,116, respectively.
The Company received reinsurance recoveries in the amount of $85,082 and $81,398 during 2007 and 2006, respectively. The liability for future policy benefits is stated after deductions for amounts applicable to reinsurance ceded to companies of $388,336 and $232,332 at December 31, 2007 and 2006, respectively, of which $135,260 and $4,750, respectively, was ceded to affiliates. Total premium ceded amounted to $368,342 and $86,895 in 2007 and 2006, respectively, of which $274,254 and $798, respectively, was ceded to affiliates.

31

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
The Company is liable for the portion of the policies reinsured under each of its existing reinsurance agreements in the event the assuming companies are unable to pay their portion of any reinsured claim. Management believes that any liability from this contingency is unlikely. However, to limit the possibility of such losses, the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk.
The accompanying financial statements include the following amounts relating to assumption reinsurance agreements as of December 31 and for the years then ended:

	2007	2006

Premiums:
Affiliates	$12	$16
Nonaffiliates	31,112	33,115
Benefits and expenses	11,996	9,511
Policy reserves and claim liabilities	265,230	255,114
On November 30, 2007, the Company entered into a reinsurance agreement with Aviva Re USA, Inc., an affiliated company. The agreement ceded all single and joint-life “Universal Life with No-Lapse Guarantee” policies underwritten and issued by the Company during the period July 1, 2005 through December 31, 2007. The agreement also covers any new policies written from December 1, 2007 through December 31, 2008. The Company has taken a $130,616 reserve credit for this agreement.
5. Annuity and Deposit Fund Actuarial Reserves
The Company’s annuity reserves and deposit fund liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal (without adjustment), and not subject to discretionary withdrawal provisions are summarized as follows:

32

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)

	December 31,
	2007		2006
	Amount	Percent	Amount	Percent

Subject to discretionary withdrawal:
With market value adjustment	$632,007	61%	$765,857	62%
At book value less current surrender charge of 5% or more	95,946	10	116,312	9
At book value without adjustment	171,401	16	109,603	9
At market value	96,703	9	201,764	16
Not subject to discretionary withdrawal	44,721	4	51,805	4

Total annuity reserves and deposit fund liabilities	1,040,778	100%	1,245,341	100%

Reinsurance ceded	1,174		1,174

	$1,039,604		$1,244,167

A reconciliation of total annuity actuarial reserves and deposit fund liabilities is as follows:

	December 31,
	2007	2006

Annuity reserves	$776,411	$943,204
Supplementary contracts with life contingencies	21,626	22,741
Deposit-type contracts	70,165	76,458
Aggregate reserves for annuity policies — separate account	171,402	201,764

Total annuity reserves and deposit fund liabilities	$1,039,604	$1,244,167

6. Borrowed Money
Through its membership in the Federal Home Loan Bank (FHLB) of Des Moines, the Company is eligible to borrow under variable rate short-term federal fund arrangements to provide additional liquidity. The borrowings must be secured by eligible collateral such as mortgage loans, non-agency mortgage-backed securities, government or agency securities and guaranteed loans. Total maximum borrowings are determined by the amount of collateral pledged, but cannot exceed 20% — 40% of the Company’s total assets dependent upon the internal credit rating. Interest accrues daily and the borrowings may be repaid at any time. There were no outstanding borrowings under these arrangements at December 31, 2007.
7. Federal Income Taxes
The components of the net deferred tax asset are as follows:

33

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)

	December 31,
	2007	2006

Total of gross deferred tax assets	$116,729	$114,114
Total of deferred tax liabilities	(3,505)	(2,587)

Net deferred tax liabilities	113,224	111,527
Deferred tax assets nonadmitted	(80,725)	(74,205)

Net admitted deferred tax assets	$32,499	$37,322

(Increase) decrease in non-admitted	$6,520	$(2,191)

No deferred tax liability has been recognized with respect to life insurance policies owned by the Company insuring the lives of certain officers and affiliated employees. The Company intends to realize tax-exempt benefits up on the deaths of the insured lives. If, however, the Company surrendered all of the policies prior to the deaths of the insured lives, the Company would incur a deferred tax liability of approximately $4,100 on unprovided taxable temporary differences of approximately $11,700.

34

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	Year ended December 31,
	2007	2006

Deferred Tax Assets
Bonds	$7,040	$7,241
Stocks	—	627
DAC	41,592	36,150
Deferred compensation	5,246	6,499
Reserves	46,850	45,861
Nonadmitted assets	3,504	6,319
Policyholder dividends	10,546	10,496
Net operating loss carryforward	1,951	921

Total deferred tax assets	116,729	114,114
Nonadmitted deferred tax assets	(80,725)	(74,205)

Admitted deferred income tax assets	36,004	39,909

Deferred Tax Liabilities
Stocks	(1,034)	—
Derivatives	(446)	(431)
Other	(2,024)	(2,156)

Total deferred tax liabilities	(3,504)	(2,587)

Net admitted deferred tax asset	$32,500	$37,322

The change in net deferred income taxes is comprised of the following:

	December 31,
	2007	2006	Change

Total deferred tax assets	$116,729	$114,114
Total deferred tax liabilities	(3,504)	(2,587)

Net deferred tax asset	$113,225	$111,527	$1,697

Tax effect of unrealized gains and losses			(3,759)

Change in net deferred income tax			$(2,062)

The provisions for incurred taxes on earnings are as follows:

	Year ended December 31,
	2007	2006

Federal income tax (benefit) on gain from operations	$47	$(8,302)
Federal income tax on net capital gains	13,989	8,500

Federal income taxes incurred	$14,036	$198

35

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
As of December 31, 2007, the Company had $5,750 of operating loss carryforwards that expire in 2015.
The amount of federal income taxes incurred that will be available for recoupment in the event of future net losses is $20,874 and $0 from 2007 and 2006, respectively.
The provision for federal income taxes incurred is different from that which would be obtained by applying the statutory federal income tax rate to income before income taxes.
The significant items causing this difference are as follows:

	Year ended December 31,
	2007		2006
		Effective		Effective
	Amount	Tax Rate	Amount	Tax Rate

Provision at statutory rate	$(1,141)	35.0%	$4,325	35.0%
Tax-exempt income	(1,911)	58.6	(1,511)	-12.2
Nondeductible expenditures	113	-3.5	15	0.1
Group Expense Allocation	(11,685)	358.4	—	0.0
IMR amortization	(296)	9.1	(377)	-3.0
Contingency Accrual	(135)	4.1	—	0.0
Non admitted assets	2,815	-86.3	2,680	21.6
Reinsurance Adjustment	28,338	-869.3	—	0.0
Amounts related to prior periods	—	0.0	258	2.1

Total	$16,098	-493.9%	$5,390	43.6%

Federal income taxes incurred	$14,036		$198
Change in net deferred income taxes	2,062		5,192

Total statutory income taxes	$16,098		$5,390

The Company files a consolidated federal income tax return. The Company has a written tax sharing agreement that sets forth the manner in which the total combined federal income tax is allocated to each entity that is a party to the consolidation. Allocation of tax benefits is based on separate returns. Losses are paid at the time used in the consolidated return.

36

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
The Company is consolidated with the following entities:

American Investors Life Insurance Company, Inc.
American Investors Sales Group, Inc.
AmerUs Annuity Group Co.
AmerUs Land Development, Inc.
Aviva Capital Management, Inc.
Aviva Life and Annuity Company
Aviva Life and Annuity Company of New York
Aviva Re USA, Inc.
AmerUs Group Co.
California Advanced Planning, Inc.
Centralife Annuity Services, Inc.
Creative Marketing International Corp
Family First Insurance Services
ILICO Holdings, Inc.
Insurance Agency Marketing Services, Inc.
KPI Investments, Inc.
Versatile Storage, Inc.
Prior to 2007, the Company filed a consolidated federal return only with Aviva Life and Annuity Company of New York, formerly known as Bankers Life Insurance Company of New York.
8. Premiums Deferred and Uncollected
Premiums deferred and uncollected, excluding accident and health insurance premiums, are as follows:

	December 31,
	2007			2006
	Gross	Loading	Net	Gross	Loading	Net

Ordinary new business	$782	$459	$323	$887	$502	$385
Ordinary renewal	17,619	(120)	17,739	28,242	140	28,102

Total	$18,401	$339	$18,062	$29,129	$642	$28,487

9. Employee Benefit Plans
Defined Benefit Pension Plans and Post Retirement Plans
The Company participates in a qualified, noncontributory defined benefit pension plan sponsored by its ultimate parent, AGC, which covered substantially all of the Company’s employees. The Company has no legal obligation for benefits under the plan. The plan provided for benefits based upon years of service and the employee’s compensation. The plan was frozen effective December 31, 2001. AGC allocates pension expense to the Company based on employee headcount for any required contributions to the plan. No contributions were required in 2007 or 2006.

37

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
The Company has nonqualified supplemental defined benefit pension plans (SERP) to provide supplemental retirement benefits to certain agents and executives. The measurement date for all defined benefit plans is December 31. The Company expects to contribute $576 for the defined benefit plans in 2008.
Estimated future benefit payments for the pensions are shown below:

Year ending December 31:
2008	$576
2009	563
2010	550
2011	538
2012	556
Thereafter	2,849
The Company previously had a post-retirement benefit plan that provided eligible participants and their dependents with certain medical and dental insurance benefits. The plan was unfunded and the benefits were generally based on a combination of age and years of service at retirement. In 2006, the Company paid cash of $3,449 and transferred the liability for the post-retirement benefit plan to AGC. The payment was based on the statutory carrying value of the liability with no gain or loss recognized. AGC allocated post-retirement benefit expense to the Company based on employee headcount. The allocated expense amounted to $125 and $141 in 2007 and 2006.

38

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
The defined benefit plans’ and post-retirement benefit plans funded status, reconciled to amounts recognized in the financial statements is as follows:

	Post Retirement
	Benefit	Pension
	2006	2007	2006
Change in benefit obligation:
Benefit obligation at beginning of year	$3,862	$7,977	$8,283
Transfer to parent	(3,862)	—	—
Service cost	—	—	—
Interest cost	—	439	449
Contribution by plan participants	—	—	—
Actuarial gain	—	(424)	(181)
Amendments	—	—	—
Benefits paid	—	(583)	(574)

Benefit obligation at end of year	$—	$7,409	$7,977

Change in plan assets:
Change in plan assets:		$—	$—
Fair value of plan assets at beginning of year		—	—
Actual return on plan assets		—	—
Employer contribution		583	574
Plan participants’ contributions		—	—
Benefits paid		(583)	(574)

Fair value of plan assets at end of year		$—	$—

	Pension
	2007	2006

Funded status:
Accumulated benefit obligation at end of year	$(7,410)	$(7,976)
Market value of plan assets at end of year	—	—

Funded status	(7,410)	(7,976)
Unamortized prior service cost	—	—
Unrecognized incremental asset (liability)	2,162	2,328
Unrecognized net gain	1,679	2,151
Remaining net obligation at initial date of application	—	—

(Accrued liabilities) or prepaid assets	$(3,569)	$(3,497)

Intangible assets	—	—
Benefit obligation for non-vested employees	$—	$—

Components of net periodic benefit cost:
Service cost	$—	$—
Interest cost	439	449
Amortization of incremental asset (liability)	166	166
Amortization of transition obligation	—	—
Amortization of actuarial loss	49	78
Amount of prior service cost recognized	—	—

Net periodic benefit cost	$654	$693

39

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
The discount rate used to determine obligations as of December 31, 2007 and December 31, 2006, was 6.25% and 5.75%, respectively.
Defined Contribution Plan
The Company participates in a qualified defined contribution savings and retirement plan. The plan is a qualified 401(k) plan for officers and employees. Company contributions are non-discretionary and consist of a matching contribution of an amount equal to 125 percent of the first 4 percent of employee contributions and an annual core contribution of an amount equal to 4 percent of annual employee compensation. Compensation expense for the employer match and annual contribution amounted to $0 and $11 for 2007 and 2006, respectively.
The Company has non-qualified defined contribution pension plans for qualified field associates. The total expense recognized for these plans was $0 and $23 for 2007 and 2006, respectively.
The Company has deferred compensation plans for agents, officers and directors, which are contributory and non-qualified. Accumulated benefits of these plans have been included in the pension plan liability at December 31, 2007 and 2006.
10. Related-Party Transactions
Affiliates have agreed to provide management services and investment advisory services to the Company and to service mortgage loans for the Company. The Company has entered into administrative service agreements with affiliates for services which are routine in nature. Fees are determined using cost allocations based on generally accepted accounting principles or a negotiated basis intended to reflect market prices.
All intercompany balances shown as payable to or receivable from parent, subsidiaries and affiliates are settled within 30 days of their incurrence under the terms of the intercompany expense sharing agreements.

40

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
The following summarizes transactions of the Company with affiliates in 2007 and 2006.

	As of or for the Year
	ended December 31,
	2007	2006

Investment management fees	$8,272	$8,083
Net affiliated receivable (payable)	(1,258)	(759)
Affiliated management, administrative, data processing, rent, and other service fee expense	43,818	35,443
Dividend to stockholders	—	30,000
Reinsurance expense with affiliates	274,242	782
Reinsurance recoverable with affiliates	143,766	4,722
Capital contributions to subsidiaries	10,000	—
Capital contributions from parent	20,000	8,559
Transfer of defined benefit plan	—	3,449
Purchase of subsidary from affiliate	59,800	—
11. Separate Account
Most separate and variable accounts held by the Company relate to individual variable annuities of a nonguaranteed return nature. The net investment experience of the separate account is credited directly to the policyholder and can be positive or negative. These variable annuities generally provide an incidental death benefit of the greater of account value or premium paid. The assets and liabilities of these accounts are carried at market. The minimum guaranteed death benefit reserve is held as a miscellaneous reserve of the Company’s general account.

41

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)

		Nonindexed	Nonindexed	Nonguaranteed
		Guaranteed Less	Guaranteed more	Separate
	Indexed	than/equal to 4%	than 4%	Accounts	Total

Premiums, considerations or deposits for year ended 12/31/2007	$—	$—	$—	$1,602	$1,602

Reserves at 12/31/2007
For accounts with assets at:
Fair value	—	—	—	171,394	171,394

Total reserves	$—	$—	$—	$171,394	$171,394

By withdrawal characteristics With market value adjustment	$—	$—	$—	$171,394	$171,394

Total reserves	$—	$—	$—	$171,394	171,394

Other transfers to general account due or					918

Total Separate Account liabilities					$172,312

		Nonindexed	Nonindexed	Nonguaranteed
		Guaranteed Less	Guaranteed more	Separate
	Indexed	than/equal to 4%	than 4%	Accounts	Total

Premiums, considerations or deposits for year ended 12/31/2006	$—	$—	$—	$1,822	$1,822

Reserves at 12/31/2006
For accounts with assets at:
Fair value	—	—	—	201,764	201,764

Total reserves	$—	$—	$—	$201,764	$201,764

By withdrawal characteristics With market value adjustment	$—	$—	$—	$201,764	$201,764

Total reserves	$—	$—	$—	$201,764	201,764

Other transfers to general account due or accrued					1,983

Total Separate Account liabilities					$203,747

The assets in the separate account consist of investments in mutual funds carried at market value. A reconciliation of the net transfers from the separate account to the summary of operations of the separate account is as follows:

42

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)

	December 31,
	2007	2006

Transfers to separate account	$1,603	$12,569
Transfers from separate account	(51,464)	(52,992)

Transfers from separate account	$(49,861)	$(40,423)

12. Commitments and Contingencies
At December 31, 2007, the Company has outstanding commitments for mortgage loans totaling $27,425.
The Company leases an office building located in Indianapolis, Indiana. The lease expires on December 31, 2008. Rental expense for 2007 and 2006 was approximately $296 and $290, respectively. No contingent rental payments exist. A five year renewal option is available. If the renewal option is exercised, rental payments are modified to reflect prevailing market rates. No significant restrictions are imposed by lease agreements, such as dividends, additional debt, or further leasing.
At December 31, 2007, the minimum aggregate rental commitments for leases with noncancelable lease terms in excess of one year are as follows:

2008	$302
2009	—
In recent years, the life insurance industry, including the Company, has been subject to an increase in litigation pursued on behalf of both individual and purported classes of insurance purchasers, questioning the conduct of insurers and their agents in the marketing of their products. The Company is routinely involved in litigation and other proceedings, including class actions, reinsurance claims and regulatory proceedings, arising in the ordinary course of its business. Some of these claims and legal actions are in jurisdictions where juries are given substantial latitude in assessing damages, including punitive damages. In addition, state and federal regulatory bodies, such as state insurance departments and attorneys general, periodically make inquiries and conduct examinations concerning compliance by the Company and others with applicable insurance and other laws. The Company responds to such inquiries and cooperates with regulatory examinations in the ordinary course of business
On December 13, 2007, a nationwide class action lawsuit was filed against the Company on behalf of certain purchasers of the Company’s products in an Arizona state court

43

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
(Superior Court, Maricopa County). On February 12, 2008, a nationwide class action lawsuit was filed against the Company on behalf of certain purchasers of the Company’s products in the United States District Court for the Northern District of Texas. Both of these lawsuits relate to the use of certain Company products to fund a specific type of defined benefit plan. The plaintiffs in these lawsuits seek compensatory damages, treble and punitive damages, attorneys’ fees and other relief and damages.
On February 22, 2008, a nationwide class action lawsuit was filed against the Company on behalf of certain purchasers of the Company’s products in the United States District Court for Massachusetts. The lawsuit alleges that illustrations related to certain indexed life insurance policies issued by the Company are inaccurate and misleading. The plaintiffs in the lawsuit seek compensatory damages, multiple damages, injunctive relief, reformation of contract, restitution, rescission and imposition of a constructive trust, attorneys’ fees and other relief and damages.
Estimates of possible losses or ranges of losses for particular matters cannot in the ordinary course be made with reasonable degree of certainty. It is possible that the Company’s results of operations or cash flow in a particular quarterly or annual period could be materially adversely affected by an ultimate unfavorable resolution of pending litigation or regulatory matters.
13. Capital and Surplus
The Company is subject to limitations, imposed by the State of Indiana, on the payment of dividends to its stockholder. Generally, the Company may pay a dividend from its surplus profits, without prior consent of the Indiana Commissioner of Insurance, if the dividend does not exceed the greater of (1) 10% of the Company’s statutory surplus as of the preceding December 31 or (2) the Company’s statutory net gain from operations as of the preceding December 31, provided that such dividend does not exceed its unassigned surplus ($94,234 at December 31, 2007), the maximum payment which may be made in 2008 without regulatory approval is $21,721.
Dividends of $0 and $30,000 were paid in 2007 and 2006, respectively.
Life insurance companies are subject to certain risk-based capital (RBC) requirements as specified by the NAIC. Under those requirements, the amount is to be determined based on the various risk factors related to the Company. At December 31, 2007 and 2006, the Company exceeds the authorized control level of the RBC requirements.
On May 8, 1996, the Company issued $25,000 (par value) surplus notes with an interest rate of 8.66% due April 1, 2011. They are carried at face (par) value. The notes do not have accrued interest at December 31, 2007, as Indiana law permits accrual of interest only with prior regulatory approval. Interest was paid during April and October 2007, in the total amount of $2,165. As of December 31, 2007, total interest paid since the inception of the Note equals $22,479. The $25,000 cash proceeds of the Surplus Notes were initially paid to the Company by underwriters, First Chicago Capital Market, Inc. Their affiliate, First National Bank of Chicago, was designated the Fiscal and Paying Agent. The Notes were offered to institutional investors in reliance on the exemption from registration under Rule 144A of the Securities Act of 1933. Under Indiana law, payment of interest and principal is subject to the prior approval of the Indiana Commissioner of Insurance and granted only when the financial condition of the issuing company warrants such payment. Affiliates do not hold any of the surplus notes.

44

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
14. Event (Unaudited) Subsequent to the Date of the Report of Independent Registered Public Accounting Firm
On August 13, 2008, the board of directors of the Company approved the merger of the Company into Aviva Life and Annuity Company (ALAC), an affiliated company, subject to regulatory approval. It is anticipated the merger will occur on September 30, 2008. As a result of the merger, ALAC will assume ownership of all assets, and responsibility for all liabilities of the Company.

45

Statutory-Basis Financial
Statement Schedules

46

Indianapolis Life Insurance Company
Summary of Investments-Other Than Investments in Related Parties
(Dollars in Thousands)
December 31, 2007
Schedule I

			Amount at Which
			Shown in the
Type of Investment	Cost (1)	Market Value	Balance Sheet

Fixed maturities
Bonds:
United States government and government agencies and authorities	$111,222	$114,430	$111,222
States, municipalities and political subdivisions	16,939	16,652	16,939
Foreign governments	23,775	24,821	23,775
Corporate securities	2,070,783	2,122,392	2,070,783
Asset-backed securities	58,134	38,961	58,134
Commercial mortgage-backed	99,735	92,616	99,735
Mortgage-backed securities	100,969	100,791	100,969
Preferred stock	91,600	92,079	91,600

Total fixed maturities	$2,573,157	$2,602,742	$2,573,157

Equity securities
Common stocks:
Banks, trust and insurance	2,029	2,029	2,029
Industrial, miscellaneous and all other	17,013	17,074	17,074
Affiliates	122,630	129,687	111,385

Total equity securities	141,672	148,790	130,488

Mortgage loans on real estate	193,836		193,836
Policy loans	173,297		173,297
Derivatives	24,333		34,020
Cash and short-term investments	94,941		94,941

Total	$3,201,236		$3,199,739

(1)	Original cost of equity securities and as to fixed maturities, original cost reduced by repayments and adjustment for amortization of premiums or accrual of discounts.

47

Indianapolis Life Insurance Company
Supplementary Insurance Information
(Dollars in Thousands)
Schedule III

					Benefits, Claims
	Future Policy	Policy and		Net	Losses and	Other
	Benefits and	Contract	Premium	Investment	Settlement	Operating	Premiums
	Expenses	Liabilities	Revenue	Income*	Expenses	Expenses*	Written

Year ended December 31, 2007
Individual life	$5,169	$2,020,316	$151,448	$137,261	$325,587	$179,620	$485,603
Group life and health	12	14,243	856	945	(670)	4,236	7,480
Annuity	556	953,139	4,392	41,722	(33,777)	(42,153)	4,985

	$5,737	$2,996,698	$156,696	$179,929	$291,140	$141,703	$498,068

Year ended December 31, 2006
Individual life	$7,185	$1,901,194	$366,829	$120,710	$325,969	$161,787	$416,979
Group life and health	40	14,790	331	964	777	2,170	8,298
Annuity	788	1,074,018	6,744	44,751	(61,787)	(26,204)	7,659

	$8,013	$2,990,002	$373,904	$166,425	$264,959	$137,753	$432,936

Year ended December 31, 2005
Individual life	$11,384	$1,718,370	$285,510	$113,021	$236,631	$128,316	$329,475
Group life and health	22	16,663	888	960	(943)	3,447	8,599
Annuity	3,600	1,276,588	7,829	47,155	(57,217)	(28,117)	8,698

	$15,006	$3,011,620	$294,227	$161,135	$178,471	$103,646	$346,772

*	Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

48

Indianapolis Life Insurance Company
Reinsurance
(Dollars in Thousands)
Schedule IV

					Percentage of
					Amount
		Ceded to Other	Assumed From		Assumed To
	Gross Amount	Companies	Other Companies	Net Amount	Net

Year ended December 31, 2007
Life insurance in force	$32,016,737	$33,440,140	$10,677,925	$9,254,522	115%

Premiums:
Individual life	$485,603	$365,267	$31,112	$151,448	21%
Group life	2,483	2,483	11	11	100
Health	4,998	4,153	—	845	—
Annuity	4,985	593	—	4,392	—

	$498,069	$372,496	$31,123	$156,696	20%

Year ended December 31, 2006
Life insurance in force	$28,712,511	$30,115,778	$11,339,086	$9,935,819	114%

Premiums:
Individual life	$416,979	$83,268	$33,118	$366,829	9%
Group life	2,711	2,711	12	12	100
Health	5,587	5,268	—	319	—
Annuity	7,660	916	—	6,744	—

	$432,937	$92,163	$33,130	$373,904	9%

Year ended December 31, 2005
Life insurance in force	$25,176,742	$28,709,117	$11,954,753	$8,422,378	142%

Premiums:
Individual life	$329,475	$78,814	$34,849	$285,510	12%
Group life	3,102	3,094	11	19	58
Health	5,496	4,627	—	869	—
Annuity	8,698	869	—	7,829	—

	$346,771	$87,404	$34,860	$294,227	12%

49

Financial Statements and Schedules — Statutory Basis
Indianapolis Life Insurance Company
Years Ended December 31, 2006 and 2005
With Report of Independent Registered Public Accounting Firm

Indianapolis Life Insurance Company
Financial Statements and Schedules — Statutory Basis
Years Ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholder
Indianapolis Life Insurance Company
We have audited the accompanying statutory-basis balance sheets of Indianapolis Life Insurance Company as of December 31, 2006 and 2005, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flow for the years then ended. Our audit also included the statutory-basis financial statement schedules required by Regulation S-X, Article 7. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.
We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As described in Note 1 to the statutory-basis financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Indiana Department of Insurance, which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles are also described in Note 1. The effects on the financial statements of these variances are not reasonably determinable, but are presumed to be material.
In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of Indianapolis Life Insurance Company at December 31, 2006 and 2005, or the results of its operations or its cash flow for the years then ended.

1

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Indianapolis Life Insurance Company as of December 31, 2006 and 2005, and the results of its operations and its cash flow for the years then ended, in conformity with accounting practices prescribed or permitted by the Indiana Department of Insurance. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financials statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

September 29, 2008
Des Moines, Iowa

2

Indianapolis Life Insurance Company
Balance Sheets — Statutory Basis
(Dollars in Thousands, Except Per Share Amounts)

	December 31,
	2006	2005

Admitted assets
Cash and invested assets:
Bonds	$2,467,573	$2,546,954
Preferred stocks	103,014	79,944
Common stocks:
Affiliated entities	57,879	50,932
Unaffiliated	17,876	17,301
Mortgage loans on real estate	202,524	229,800
Policy loans	168,279	157,374
Cash and short-term investments	39,028	23,367
Receivable for securities	112	—
Other invested assets	35,198	6,164

Total cash and invested assets	3,091,483	3,111,836

Accrued investment income	40,760	39,414
Premiums due and deferred, less loading (2006 - $642; 2005 - $1,383)	28,487	27,985
Receivables and other assets	2,487	2,114
Corporate owned life insurance	60,624	57,046
Federal income tax recoverable	6,956	7,618
Net deferred income tax asset	37,322	42,371
Amounts receivable under reinsurance contracts	13,154	15,816
Separate account assets	203,747	221,694

Total admitted assets	$3,485,020	$3,525,894

See accompanying notes

3

Indianapolis Life Insurance Company
Balance Sheets — Statutory Basis (continued)
(Dollars in Thousands, Except Per Share Amounts)

	December 31,
	2006	2005

Liabilities and capital and surplus
Liabilities:
Policy and contract liabilities:
Life and annuity	$2,861,774	$2,854,996
Accident and health	14,782	14,645
Policy and contract claims	8,013	15,006
Dividends payable to policyholders	36,988	40,032
Premium and other deposit funds	76,458	101,947

Total policy and contract liabilities	2,998,015	3,026,626

Accrued commissions and general expenses	1,001	1,349
Asset valuation reserve	32,796	31,110
Amounts due to affiliates	759	2,756
Guaranty fund assessment	1,100	900
Payable for securities	112	—
Other liabilities and reserves	53,209	44,949
Transfers from separate account	(1,983)	(3,538)
Separate account liabilities	203,747	221,694

Total liabilities	3,288,756	3,325,846

Capital and surplus:
Common stock, $1 per share par value - 20,000 shares authorized, 9,300 shares issued and outstanding	9,300	9,300
Paid-in surplus	102,979	94,421
Surplus notes	25,000	25,000
Assigned surplus for tax liability	526	526
Unassigned surplus	58,459	70,801

Total capital and surplus	196,264	200,048

Total liabilities and capital and surplus	$3,485,020	$3,525,894

See accompanying notes

4

Indianapolis Life Insurance Company
Statements of Operations — Statutory Basis
(Dollars in Thousands)

	Year ended December 31,
	2006	2005

Premiums and other revenues:
Life and annuity considerations for life and accident and health policies and contracts	$373,904	$294,227
Considerations for supplementary contracts with life contingencies	285	81
Net investment income	166,425	161,135
Amortization of interest maintenance reserve	1,076	754
Commissions and expense allowances on reinsurance ceded	9,344	8,771
Reserve adjustment on reinsurance ceded	(170,724)	(144,436)
Other revenue	7,130	7,580

Total premiums and other revenues	387,440	328,112

Benefits and expenses:
Benefits paid or provided for:
Surrender benefits	207,986	199,540
Death benefits	33,980	31,937
Other benefits	15,140	23,896
Increase (decrease) in policy reserves	6,915	(79,179)
Interest on policy or contract funds	938	2,277

Total benefits	264,959	178,471

Commissions	114,645	85,641
General expenses	45,360	42,067
Insurance taxes, licenses, and fees	6,280	6,227
Decrease in loading of deferred and uncollected premium	(741)	(196)
Other expense	12,632	11,006
Transfer from separate accounts, net	(40,423)	(41,099)

Total benefits and expenses	402,712	282,117

Net gain (loss) from operations before dividends to policyholders, federal income taxes, and net realized capital gains (losses)	(15,272)	45,995
Dividends to policyholders	14,015	29,253

Net gain (loss) from operations before federal income taxes and net realized capital gains (losses)	(29,287)	16,742
Federal income tax expense (benefit)	(8,302)	8,248

Net gain (loss) from operations before net realized capital gains (losses)	(20,985)	8,494
Net realized capital gains (losses)	36,257	(2,678)

Net income	$15,272	$5,816

See accompanying notes

5

Indianapolis Life Insurance Company
Statements of Changes in Capital and Surplus — Statutory Basis
(Dollars in Thousands)

				Assigned
				Surplus
	Common	Paid-in	Surplus	for Tax	Unassigned	Total Capital
	Stock	Surplus	Note	Liability	Surplus	and Surplus

Balance at January 1, 2005	$9,300	$94,421	$25,000	$526	$106,343	$235,590
Net income	—	—	—	—	5,816	5,816
Change in net deferred income tax	—	—	—	—	(4,131)	(4,131)
Change in net unrealized capital gains (losses)	—	—	—	—	1,427	1,427
Change in nonadmitted assets	—	—	—	—	23,049	23,049
Change in asset valuation reserve	—	—	—	—	112	112
Dividends to stockholder	—	—	—	—	(61,799)	(61,799)
Change in liability for reinsurance in unauthorized companies	—	—	—	—	(16)	(16)

Balance at December 31, 2005	9,300	94,421	25,000	526	70,801	200,048
Net income	—	—	—	—	15,272	15,272
Change in net deferred income tax	—	—	—	—	(5,192)	(5,192)
Change in net unrealized capital gains (losses)	—	—	—	—	3,804	3,804
Change in nonadmitted assets	—	—	—	—	5,444	5,444
Change in asset valuation reserve	—	—	—	—	(1,686)	(1,686)
Dividends to stockholder	—	—	—	—	(30,000)	(30,000)
Change in liability for reinsurance in unauthorized companies	—	—	—	—	16	16
Surplus contribution	—	8,558	—	—	—	8,558

Balance at December 31, 2006	$9,300	$102,979	$25,000	$526	$58,459	$196,264

See accompanying notes

6

Indianapolis Life Insurance Company
Statements of Cash Flow — Statutory Basis
(Dollars in Thousands)

	Year ended December 31,
	2006	2005

Operating activities
Premiums, policy proceeds net of reinsurance paid	$373,781	$296,593
Net investment income received	170,216	164,407
Commissions and expense allowances received on reinsurance ceded	14,847	16,350
Benefits paid	(440,876)	(382,886)
Insurance expenses paid	(160,070)	(143,909)
Dividends paid to policyholders	(17,059)	(20,412)
Federal income tax paid (received)	464	(8,576)
Net transfers to separate accounts	40,423	43,209

Net cash used in operating activities	(18,274)	(35,224)

Investment activities
Proceeds from sales, maturities, or repayments of investments:
Bonds	1,023,747	975,790
Stocks	4,965	16,888
Mortgage loans on real estate	41,903	36,024
Other invested assets	—	704

Total investment proceeds	1,070,615	1,029,406

Cost of investments acquired:
Bonds	(907,325)	(908,243)
Stocks	(36,220)	(11,377)
Mortgage loans on real estate	(14,896)	(11,241)
Other invested assets	(16,405)	(1,975)

Total costs of investments acquired	(974,846)	(932,836)
Net change in policy loans	(10,905)	(1,788)

Net cash provided by investment activities	84,864	94,782

Financing and miscellaneous activities
Capital and surplus paid-in	8,558	—
Net deposits of deposit-type contracts	(25,489)	(11,579)
Dividends to stockholder	(30,000)	(61,799)
Interest on surplus note	(2,165)	(2,165)
Other cash provided (used)	(1,833)	12,899

Net cash used in financing and miscellaneous activities	(50,929)	(62,644)

Net change in cash and short-term investments	15,661	(3,086)
Cash and short-term investments:
Beginning of year	23,367	26,453

End of year	$39,028	$23,367

See accompanying notes

7

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
1. Nature of Operations and Significant Accounting Policies
Organization
Indianapolis Life Insurance Company (the Company) is wholly-owned by ILICO Holdings, Inc. (Parent). The Parent is a wholly-owned subsidiary of AmerUs Group Co. (AGC). On November 15, 2006, AGC merged with Libra Acquisition Corporation, an Iowa corporation and an indirect wholly-owned subsidiary of Aviva, plc (Aviva), a public limited company incorporated under the laws of England and Wales. AGC continued after the merger as the surviving corporation as an indirect wholly-owned subsidiary of Aviva.
The Company is licensed to do business in 48 states and the District of Columbia. The Company’s business consists primarily of underwriting, marketing and distributing individual life insurance and annuity products to individuals through independent marketing organizations and a personal producing general agent system. The Company owns all of the outstanding capital stock of Bankers Life Insurance Company of New York and IL Securities, Inc.
The Company established a Closed Block on March 31, 2000 in connection with the reorganization of the Company to a stock form. Insurance policies which had a dividend scale in effect at the time of the reorganization were included in the Closed Block. The Closed Block was designed to give reasonable assurance to owners of affected policies that assets will be available to support such policies, including maintaining dividend scales in effect at the time of the reorganization, if the experience underlying such scales continues. The assets allocated to the Closed Block, including revenue therefrom, will accrue solely to the benefit of the owners of policies included in the block until the block is no longer in effect. Payment of dividends on Closed Block policies will be supported by Closed Block assets; however, in the unlikely event the Closed Block assets are insufficient to meet minimum policy obligations, dividend payments will be made from the general funds.
Basis of Presentation
The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

8

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
The accompanying financial statements have been prepared on the basis of accounting practices prescribed or permitted by the Indiana Department of Insurance, which practices differ in some respects from accounting principles generally accepted in the United States (GAAP). The Indiana Department of Insurance recognizes only statutory accounting practices prescribed or permitted by the state of Indiana for determining and reporting the financial condition and results of operations of an insurance company, for determining its solvency under Indiana Insurance Law. The Accounting Practices and Procedures Manual of the National Association of Insurance Commissioners (NAIC) has been adopted as a component of prescribed or permitted practices by the state of Indiana. The Indiana Commissioner of Insurance has the right to permit specific practices that deviate from those set forth in the NAIC’s Accounting Practices and Procedures Manual. The Company has not followed any permitted accounting policies that deviate from those set forth in NAIC’s Accounting Practices and Procedures Manual in the preparation of the financial statements included herein.
The more significant of these differences from GAAP are as follows:
Investments: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or fair value based on their rating by the NAIC; for GAAP, such fixed maturity investments would be designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity fixed investments would be reported at amortized cost, and the remaining fixed maturity investments would be reported at fair value with unrealized holding gains and losses reported in operations for those designated as trading and as a separate component of capital and surplus for those designated as available-for-sale. Fair value for statutory purposes is based on the price published by the Securities Valuation Office of the NAIC (SVO), if available, whereas fair value for GAAP is based on quoted market prices.
Beginning in 2006, hybrid securities, not classified as debt by the SVO, are reported as preferred stock. Hybrid securities, as defined by the NAIC, are securities designed with characteristics of both debt and equity and provide protection to the issuer’s senior note holders. As a result, $23,358 of securities previously classified as bonds by the Company have been reclassified as preferred stock for the year ended December 31, 2006. Although the classification has changed, these hybrid securities continue to meet the definition of a bond, in accordance with SSAP No. 26, Bonds, excluding Loan-backed and Structured Securities and there fore, are reported at amortized cost based upon their NAIC rating. A corresponding reclassification was not made as of December 31, 2005.

9

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
All single class and multi-class mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using either the retrospective or prospective methods. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the undiscounted estimated future cash flows. For GAAP purposes, all securities, purchased or retained, that represent beneficial interests in securitized assets (e.g., CMO, CBO, CDO, CLO, MBS and ABS securities), other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If it is determined that a decline in fair value is other than temporary, the cost basis of the security is written down to the discounted fair value. If high credit quality securities are adjusted, the retrospective method is used.
Derivative instruments used in hedging transactions that meet the criteria of an effective hedge are valued and reported in a manner that is consistent with the hedged asset or liability (e.g., amortized cost or fair value with the net unrealized capital gains (losses) reported in unassigned surplus along with any adjustment for federal income taxes. Embedded derivatives are not accounted for separately from the host contract. Under GAAP, all derivatives are reported on the balance sheet at fair value, the effective and ineffective portions of a single hedge are accounted for separately, an embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge are accounted for at fair value and the changes in the fair value are recorded as unrealized gains or unrealized losses (referred to as fair value accounting) directly to unassigned surplus rather than to income as required under GAAP.
Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.
The initial valuation allowance and subsequent changes in the allowance for mortgage loans are charged or credited directly to unassigned surplus, rather than being included as a component of earnings as would be required under GAAP.
Valuation Reserves: Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments,

10

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the individual security sold. The net deferral is reported as an “interest maintenance reserve” (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses would be reported in the statements of operations on a pretax basis in the period that the assets giving rise to the gains or losses are sold.
The “asset valuation reserve” (AVR) provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in unassigned surplus; AVR is not recognized for GAAP.
Policy Acquisition Costs: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves; for universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investment, mortality and expense margins.
Nonadmitted Assets: Certain assets designated as “nonadmitted,” principally certain deferred income tax assets, past-due agents’ balances, furniture and equipment, unsecured loans or cash advances to officers or agents, company’s stock as collateral for loans, non-bankable checks, and trade names and other intangible assets, and other assets not specifically identified as an admitted asset within the NAIC Accounting Practices and Procedures Manual, are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the balance sheet.
Universal Life and Annuity Policies: Revenues for universal life and annuity policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received and benefits incurred represent the total of surrender and death benefits paid and the change in policy reserves. Premiums received and benefits incurred for annuity policies without mortality or morbidity risk are recorded using deposit accounting, and recorded directly to an appropriate policy reserve account, without recognizing premium income or benefits paid. Interest on these policies is reflected in other benefits. Under GAAP, for universal life, premiums

11

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values. Under GAAP, for all annuity policies without significant mortality risk, premiums received and benefits paid would be recorded directly to the reserve liability.
Benefit Reserves: Certain policy reserves are calculated based on statutorily required interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.
Reinsurance: Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required by GAAP.
Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.
Employee Benefits: For purposes of calculating the Company’s pension and post-retirement benefit obligation, only vested participants and current retirees are included in the valuation. Under GAAP, active participants not currently eligible also would be included.
Deferred Income Taxes: Deferred income tax assets are limited to 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse by the end of the subsequent calendar year, plus 2) the lesser of the remaining gross deferred income tax assets expected to be realized within one year of the balance sheet date or 10% of capital and surplus excluding any net deferred income tax assets, EDP equipment and operating software and any net positive goodwill, plus 3) the amount of remaining gross deferred income tax assets that can be offset against existing gross deferred income tax liabilities. The remaining deferred income tax assets are nonadmitted. Deferred income taxes do not include amounts for state taxes. Under GAAP, state taxes are included in the computation of deferred income taxes, a deferred income tax asset is recorded for the amount of gross deferred income tax assets expected to be realized in future years, and a valuation allowance is established for deferred income tax assets not realizable.
Policyholder Dividends: Policyholder dividends are recognized when declared rather than over the term of the related policies, as required by GAAP.

12

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
Surplus Notes: Surplus notes are reported as a component of statutory capital and surplus rather than as GAAP liabilities.
Statements of Cash Flow: Cash and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.
Subsidiaries: The accounts and operations of the Company’s subsidiaries are not consolidated with the accounts and operations of the Company as would be required by GAAP.
A reconciliation of 2005 net income and capital and surplus of the Company as determined in accordance with statutory accounting practices prescribed or permitted by the Indiana Department of Insurance to amounts determined in accordance with GAAP is as follows:

		Capital and
	Net Income	Surplus
	December 31,	December
	2005	2005
As presented herein	$5,816	$200,048
Add (deduct):
Investments	14,490	132,742
Policy reserves	(14,418)	(225,378)
DAC and VOBA	42,875	399,958
Nonadmitted assets	—	102,328
Income taxes	(12,887)	(71,526)
Dividend liability	7,323	(3,361)
Surplus Notes	—	(25,000)
AVR and IMR	(1,537)	31,110
Goodwill	—	36,216
Other	6,269	(63,072)

GAAP-basis amounts	$47,931	$514,065

As a result of the acquisition of AGC and subsidiaries by Aviva, GAAP financial statements are no longer available for the Company. Therefore, GAAP amounts are not available for the year ended December 31, 2006, although the variances from GAAP are presumed to be material.

13

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
Other significant accounting policies are as follows:
Investments
Bonds, preferred stocks, unaffiliated/affiliated common stocks, short-term investments, derivatives, mortgage loans, policy loans, other invested assets and realized capital gains and losses are stated at values prescribed by the NAIC, as follows:
Bonds not backed by other loans are principally stated at amortized cost using the interest method.
Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities, except principal-only and interest-only securities, which are valued using the prospective method.
Redeemable preferred stocks that have characteristics of debt securities and are rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost or market value. Nonredeemable preferred stocks are reported at market value or lower of cost or market value as determined by the Securities Valuation Office of the NAIC (SVO) and the related net unrealized capital gains or losses are reported in unassigned surplus along with any adjustment for federal income taxes.
Unaffiliated common stocks are reported at fair value as determined by the SVO and the related net unrealized capital gains or losses are reported in unassigned surplus. The related adjustment for federal income taxes is included in deferred income taxes in unassigned surplus.
Common stock of the Company’s insurance subsidiary is reported at its underlying statutory equity plus the admitted portion of goodwill. The net change in the subsidiary’s equity is included in the change in net unrealized capital gains or losses. Goodwill, which represents the difference between the cost of acquiring the entity and the Company’s share of the book value of the entity, is being amortized on a straight-line basis over ten years.
There are no restrictions on common or preferred stock.

14

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
Short-term investments include investments with remaining maturities of one year or less at the time of acquisition and are principally stated at amortized cost.
Mortgage loans are reported at unpaid principal balances, less allowance for impairments. A mortgage loan is considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement. When management determines foreclosure is probable, the impairment is other than temporary; the mortgage loan is written down and a realized loss is recognized.
Policy loans are valued at unpaid principal balances.
Other invested assets primarily consist of partnerships and joint ventures, which are accounted for by the equity method of accounting.
The carrying values of all investments are reviewed on an ongoing basis for credit deterioration. If this review indicates a decline in fair value that is other than temporary, the carrying amount of the investment is reduced to its estimated realizable value, or fair value, and a specific writedown is taken. Such reductions in carrying amount are recognized as realized losses on investments.
Realized capital gains and losses are determined on the basis of specific identification and are recorded net of related federal income taxes. The AVR is established by the Company to provide for potential losses in the event of default by issuers of certain invested assets. These amounts are determined using a formula prescribed by the NAIC and are reported as a liability. The formula for the AVR provides for a corresponding adjustment for realized gains and losses. Under a formula prescribed by the NAIC, the Company defers, in the IMR, the portion of realized gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the security.
Changes in non-admitted asset carrying amounts of bonds, mortgage loans on real estate, and redeemable and non-redeemable preferred stocks are credited directly to unassigned surplus.
Derivatives
The Company utilizes derivative instruments which may include the following:
Interest Rate Swaps—The Company uses interest rate swaps to reduce market risks from

15

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount. Generally, no cash is exchanged at the outset of the contract and neither party makes principal payments.
Credit Default Swaps—Credit default swaps are used to synthetically create the characteristics of a bond (RSAT). This is done by coupling a bond with a credit default swap to create a synthetic instrument that is cheaper than its cost in the cash market or one which has better default characteristics. These agreements provide the Company with a periodic premium to compensate it for accepting credit risk and are used to enhance investment income and improve the default characteristics of the portfolio. The exposure amount of such agreement, which is usually the notional amount, is equal to the maximum proceeds that must be paid by a counterparty for a defaulted security. Should a credit event occur on a reference entity, a counterparty would be required to pay the notional amount in exchange for receipt of an obligation of the reference entity. Generally, there is no cash requirement at the initiation of the credit default swap contract.
Credit Default Swaptions—A default swaption is an option to enter into a credit default swap at no cost at a given option maturity. The cost of the option is paid upfront. Credit default swaptions may be used to enhance income. This occurs when the Company, which has an exposure to the underlying credit default swap, sells a swaption and collects the cost of the option. Swaptions can also be used to hedge credit risk.
Options—The Company offers Fixed Indexed Products. These contracts credit interest based on certain indices, primarily the Standard & Poor’s 500 Composite Stock Price Index (S&P). Under over-the-counter (OTC) option contracts, call options are purchased to hedge the growth in interest credited to the customer as a direct result of increases in the related indices. Upon maturity, the Company will receive the market value of the call option. The parties with whom the Company enters into OTC option contracts are financial institutions with long-lasting, superior performance history which minimizes the credit risk associated with such contracts.
Futures—Under exchange-traded futures contracts, the Company agrees to purchase a specified number of contracts with other parties and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. Futures contracts are purchased to hedge the growth in interest credited to the customer as a direct result of increases in the related indices. The parties with whom the Company

16

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
enters into exchange-traded futures are regulated futures commission’s merchants who are members of a trading exchange.
Interest Rate Caps and Floors—The Company purchases interest rate caps and floors to mitigate the asset/liability risks of a significant and sustained increase or decrease, respectively, in interest rates. The parties with whom the Company enters into cap and floor contracts are financial institutions with long-lasting, superior performance history which minimizes the credit risk associated with such contracts. The Company pays a premium at the outset of the contract and will receive cash payments when rates rise above the strike on the cap or fall below the strike on the floor.
The Company may use additional derivative instruments for hedging or limited income generation purposes.
Interest rate swaps are generally recorded at fair value each reporting period with changes in fair value recorded as unrealized gains or losses and included in surplus in accordance with SSAP 86. Cash which is exchanged as the difference between fixed and floating interest rates is recognized in the summary of operations through investment income. If the contract is terminated prior to maturity, a realized gain or loss is reported in the summary of operations for the amount of cash exchanged in order to close the contract.
Credit default swaps are considered replication transactions and are carried at amortized cost. The premiums received are accrued and recognized in the summary of operations through investment income over the life of the agreements. A capital loss would be recorded on the date of default, through the summary of operations, to reflect the difference between the notional amount paid and the fair value of the bonds received.
The derivatives hedging fixed indexed products are recorded at fair value each reporting period. For those derivatives in place prior to January 1, 2003, changes in fair value are included in net investment income. For derivative contracts entered into or modified beginning January 1, 2003, the changes in fair value are recorded as unrealized gains or losses and included in surplus in accordance with SSAP 86.
Interest rate caps and floors are recorded at fair value each reporting period with changes in fair value recorded as unrealized gains or losses and included in surplus in accordance with SSAP 86. Cash payments received when rates rise above the strike on the cap or fall below the strike on the floor are recognized in the summary of operations through investment income.
There are no derivative positions for which the Company has done a calculation to determine hedge effectiveness since the Company does not have any hedges which

17

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
qualify as an accounting hedge. There are no derivative positions which are accounted for as cash flow hedges of a forecasted transaction.
Derivative instruments that qualify for special hedge accounting are valued and reported in a manner consistent with the hedged asset or liability. To qualify for special hedge accounting, the Company must maintain specific documentation regarding the risk management objectives of the hedge and demonstrate on an ongoing basis that the hedging relationship remains highly effective. Derivative instruments used in hedging transactions that do not meet or no longer meet the criteria of an effective hedge and that were entered into or modified after January 1, 2003, are accounted for at fair value and the changes in the fair value are recorded as unrealized gains and losses in surplus. For derivatives entered into prior to January 1, 2003, changes in fair value are recognized in current operations. The fair values for the Company’s derivative securities are based on settlement values, quoted market prices of comparable instruments, fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing (guarantees, loan commitments) or, if there are no relevant comparables, on pricing models or formulas using current assumptions (interest rate swaps).
Among the products offered by the Company are indexed universal life insurance. This product allows a portion of the premium to earn interest based on certain indices, primarily the Standard & Poor’s 500 Composite Stock Price Index (S&P). Call options are purchased to hedge the growth in interest credited to the customer as a direct result of increases in the related indices. The call options, which do not qualify as an accounting hedge, are recorded at fair value each reporting period. For call options or any other derivatives in place prior to 2003, changes in fair value are included in net investment income. For call options, and any other derivative transactions entered into or modified beginning January 1, 2003, changes in fair value are recorded as unrealized gains or unrealized losses and included in surplus.
Separate Accounts
Separate account assets and liabilities reported in the balance sheets represent funds that are separately administered, principally for variable annuity contracts, and for which the contract holder, rather than the Company, bears the investment risk. Separate account assets are reported at market value. Fees charged on separate account policyholder deposits are included in transfers from separate accounts, net.

18

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
Premiums and Annuity Considerations
Revenues for policies with mortality or morbidity risk (including annuities with purchase rate guarantees) consist of the entire premium received and benefits incurred represent the total of surrender and death benefits paid and the change in policy reserves. These revenues are recognized when due. Premiums received and benefits paid for annuity policies without mortality or morbidity risk are recorded using deposit accounting, and recorded directly to an appropriate policy reserve account, without recognizing premium income or benefits paid.
Deferred and uncollected life insurance premiums represent annual or fractional premiums, either due and uncollected or not yet due, where policy reserves have been provided on the assumption that the full premium for the current year has been collected.
Policy Reserves and Funds
Life, annuity, and accident and health disability benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash values or the amounts required by the Indiana Department of Insurance. The Company waives deduction of deferred fractional premiums on the death of life and annuity policy insureds and returns any premium beyond the date of death. Surrender values on policies do not exceed the corresponding benefit reserves. Extra premiums are charged for substandard lives for policies issued prior to July 1, 1980 plus the gross premiums for a rated age. Additional reserves are established when the results of cash flow testing under various interest rate scenarios indicate the need for such reserves or the net premiums exceed the gross premiums on any insurance in force.
Mean reserves for substandard policies are determined by computing the regular mean reserve for the policy and holding in addition one half of the extra premium charge for the year. An asset is recorded for deferred premiums net of loading to adjust the reserve for modal premium payments.
The aggregate reserve for annuities, with the exception of Single and Flexible Premium Deferred Annuities, is based primarily on the full account value of the related contracts. The reserve for Single and Flexible Premium Deferred Annuities has been calculated by Commissioners’ Annuity Reserve Valuation Method (CARVM) method and the maximum reserve valuation interest rate for each year of issue.
The aggregate reserve for traditional and universal life policies has been calculated

19

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
principally by Net Level Premium Reserve Method (NLP Method) and the Commissioner’s Reserve Valuation Method (CRVM Method). Generally, for 1984 and later issues, the CRVM Method and the CRVM Method graded to the NLP Method were used. The principal table used in making these reserve computations are the 1941, 1958 and 1980 Commissioners’ Standard Ordinary Mortality Tables.
Tabular interest, tabular less actual reserves released, and tabular cost have been determined by formula as permitted by the NAIC. Tabular interest on funds not involving life contingencies are calculated from basic data and the supplementary contract tabular interest is determined by formula.
The liabilities related to guaranteed investment contracts and policyowner funds left on deposit with the Company are generally equal to fund balances less applicable surrender charges.
The following percentages summarize the mortality tables used to compute policy reserves on a net basis:

	December 31,
	2006		2005
	Amount	Percent	Amount	Percent

Life insurance — Commissioners (1941, 1958 and 1980)
Standard Ordinary Mortality (2.5 - 6.0%))	$1,819,704	63.59%	$1,629,053	57.06%
Annuities (3.0 - 5.5%)	943,204	32.96	1,140,451	39.95
Other (2.5 - 7.0%)	98,866	3.45	85,492	2.99

Total	$2,861,774	100.00%	$2,854,996	100.00%

Dividends to Policyholders
Participating policies entitle the policyowners to receive dividends based on actual interest, mortality, morbidity, and expense experience for the related policies. These dividends are distributed to the policyowners through an annual dividend using current dividend scales, which are approved by the Board of Directors. Participating life policies represent approximately 11% and 12% of the Company’s total life policies in force as of December 31, 2006 and 2005, respectively.
The method of accounting for policyholder dividends is based upon dividends credited annually to policyholders on their policy anniversary date plus the change from the prior period on one year’s projected dividend liability on policies in force at the statement date. The amount of dividend expense incurred during 2006 and 2005 was $14,015 and

20

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
$29,253, respectively. There was no additional income allocated to participating policyholders.
Reinsurance
Reinsurance premiums and benefits paid or provided are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.
Guaranty Fund Assessments
The Company is assessed amounts by state guaranty funds to cover losses to policyholders of insolvent or rehabilitated insurance companies. Those mandatory assessments may be partially recovered through a reduction in future premium taxes in certain states. A liability for guaranty fund assessments is accrued after an insolvency has occurred. The Company has no knowledge of new insolvencies and has received no assessments on new insolvencies during 2006 that would have a material adverse financial statement effect. At December 31, 2006 and 2005, the Company has $1,100 and $900, respectively, accrued for guaranty fund assessments. Guaranty fund assets at December 31, 2006 and 2005 were $1,543 and $1,340, respectively.
Reclassifications
Certain 2005 amounts in the Company’s statutory basis financial statements have been reclassified to conform to the 2006 financial statement presentation.

21

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
2. Investments
The amortized cost and the fair value of investments in bonds, preferred stocks and common stocks are summarized as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

December 31, 2006
Bonds:
United States Government and agencies	$145,262	$250	$1,728	$143,784
State and political subdivisions	16,933	19	488	16,464
Foreign governments	33,583	1,325	231	34,677
Corporate securities	2,093,276	92,518	36,064	2,149,730
Asset-backed securities	38,091	316	459	37,948
Commercial mortgage-backed	61,044	235	1,134	60,145
Mortgage-backed securities	79,384	96	1,573	77,907

Total bonds	$2,467,573	$94,759	$41,677	$2,520,655

Preferred stocks	$103,014	$2,233	$808	$104,439

Common stocks
Affiliated	$51,743	$6,537	$401	$57,879
Unaffiliated	17,877	1	2	17,876

Total common stocks	$69,620	$6,538	$403	$75,755

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

December 31, 2005
Bonds:
United States Government and agencies	$164,080	$686	$2,491	$162,275
State and political subdivisions	17,935	202	67	18,070
Foreign governments	36,387	1,793	146	38,034
Corporate securities	2,159,978	100,903	24,061	2,236,820
Asset-backed securities	36,805	256	604	36,457
Commercial mortgage-backed	54,958	212	950	54,220
Mortgage-backed securities	76,811	511	1,039	76,283

Total bonds	$2,546,954	$104,563	$29,358	$2,622,159

Preferred stocks	$79,944	$1,063	$390	$80,617

Common stocks
Affiliated	$44,159	$6,773	$—	$50,932
Unaffiliated	17,301	2	2	17,301

Total common stocks	$61,460	$6,775	$2	$68,233

The Company invests in certain private placement debt securities for which fair values are not readily available. Fair value is determined by discounting expected future cash

22

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
flows using a current market rate applicable to the yield, credit quality, and maturity of the investments. At December 31, 2006 and 2005, the Company owned private placement debt securities valued at amortized cost of $278,671 and $186,136, respectively, with a fair value of $283,752 and $192,670, respectively.
The Company has no investments in joint venture, partnerships or limited liability companies that exceed 10% of its admitted assets.
A summary of the amortized cost and fair value of the Company’s investments in bonds at December 31, 2006, by contractual maturity, is as follows:

	Amortized
	Cost	Fair Value

Due in one year or less	$10,396	$10,110
Due after one year through five years	668,419	709,606
Due after five years through ten years	604,004	617,327
Due after ten years	1,105,370	1,105,705
Mortgage-backed securities	79,384	77,907

Total	$2,467,573	$2,520,655

The expected maturities in the foregoing table may differ from the contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties.
Proceeds from sales of bonds and related gross realized gains and losses were as follows:

	Year ended December 31,
	2006	2005

Proceeds	$808,604	$816,895

Gross realized gains	57,794	21,556
Gross realized losses	(17,045)	(17,707)

Net realized gains	$40,749	$3,849

Gross realized losses for the years ended December 31, 2006 and 2005 include $35 and $62, respectively, which relate to losses recognized on other than temporary declines in fair values of bonds.

23

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
The details by NAIC designation 3 or below of securities sold during 2006 and reacquired within 30 days of the sale date are:

				Cost of
Year to		Number of	Book value of	repurchased
Date	Rating	Transactions	assets sold	assets	Loss	Gain
Bonds	NAIC 4	2	$170	$173		$4
The Company participates in a securities lending program whereby certain fixed maturity securities from the investment portfolio are loaned to other institutions for a short period of time. The Company receives a fee in exchange for the loan of securities and requires initial collateral equal to 102%, with an on-going level at 100%, of the fair value of the loaned securities to be separately maintained. Securities with a fair value of $43,506 and $46,463 were on loan under the program at December 31, 2006 and 2005, respectively. The Company had cash collateral under its control of $45,305 and $46,500 at December 31, 2006 and 2005, respectively. Since the Company does not have a general use of the collateral, the collateral is not reflected in the accompanying statutory statements of admitted assets, liabilities and surplus.
At December 31, 2006 and 2005, bonds with a carrying amount of $7,661 and $7,015, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.
The Company’s investments in mortgage loans on real estate consist primarily of commercial mortgage loans made on a full recourse basis and at fixed loan rates. During 2006, the Company did not issue any mortgage loans. The Company manages its credit risk associated with these loans by diversifying its mortgage portfolio by property type and geographic location. During 2006, the maximum percentage of any one loan to the value of the security at the time of the loan was 87.75%.

24

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
The portfolio credit risk for mortgage loans was concentrated in the following geographic regions:

	December 31,
	2006	2005

North Central	$55,869	$64,268
South Central	26,225	31,522
South Atlantic	51,061	52,044
Pacific	31,658	39,828
Mountain	17,467	17,882
Atlantic	12,528	15,840
New England	7,716	8,416

Total mortgage loans	$202,524	$229,800

During 2006 and 2005, the Company did not reduce interest rates on outstanding mortgage loans. At December 31, 2006 and 2005, the Company held no mortgages with interest overdue beyond 180 days. The Company did not recognize interest income on a cash basis during the period for loans that were impaired for the years ended December 31, 2006 and 2005.
The total recorded investment in restructured loans, at December 31, 2006 and 2005 is $1,347 and $1,466, respectively. The Company accrues interest income on impaired loans to the extent deemed collectible (delinquent less than 90 days) and provided the loan continues to perform under its original or restructured contractual terms. Interest income on nonperforming loans generally is recognized on a cash basis.

25

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
Major categories of investment income are summarized as follows:

	Year ended December 31,
	2006	2005

Income:
Bonds	$129,836	$129,410
Preferred stocks	28	5,887
Common stocks	6,651	4,205
Mortgage loans on real estate	18,378	20,712
Derivative instruments	8,680	299
Policy loans	10,058	9,745
Short-term investments and cash	2,496	1,271
Other, net	578	333

Total gross investment income	176,705	171,862

Less investment expenses	10,280	10,727

Net investment income	$166,425	$161,135

Realized capital gains (losses) are reported net of federal income taxes and amounts transferred to IMR as follows:

	Year ended December 31,
	2006	2005

Bonds	$40,749	$3,849
Stocks	56	(6,643)
Mortgage loans on real estate	(268)	147
Other invested assets	—	77
Other	1,108	(517)

Total realized gains (losses) on investments	41,645	(3,087)
Less amount transferred to IMR (net of related taxes of $1,676 in 2006 and $274 in 2005)	(3,112)	(509)
Federal income tax benefit	8,500	100

Net realized (losses) gains	$36,257	$(2,678)

26

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
The change in unrealized gains on investments is as follows:

	Year ended December 31,
	2006	2005

Stocks	$(638)	$(53)
Derivatives	6,490	1,091
Contract loans	—	389

Total change in unrealized gains	$5,852	$1,427

The following table shows gross unrealized losses and fair value, aggregated by investment category and length of time the individual securities have been in a continuous loss position.

	Less than or equal to		Greater than Twelve
	Twelve Months		Months		Total
		Gross		Gross		Gross
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
December 31, 2006
Bonds:
United States government agencies	$59,974	$678	$56,625	$1,050	$116,599	$1,728
State and political subdivisions	8,693	260	6,765	228	15,458	488
Foreign governments	8,942	38	6,016	193	14,958	231
Corporate securities	531,260	12,769	440,355	23,295	971,615	36,064
Asset-backed securities	9,765	30	11,981	429	21,746	459
Mortgage-backed securities	46,938	537	70,047	2,170	116,985	2,707

Total bonds	$665,572	$14,312	$591,789	$27,365	$1,257,361	$41,677

Preferred stock	$33,794	$271	$12,523	$537	$46,317	$808

Common stock	$7,682	$401	$33	$2	$7,715	$403

27

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)

	Less than or equal to		Greater than Twelve
	Twelve Months		Months		Total
		Gross		Gross		Gross
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
December 31, 2005
Bonds:
United States government agencies	$134,758	$2,086	$13,305	$405	$148,063	$2,491
State and political subdivisions	8,920	67	—	—	8,920	67
Foreign governments	9,015	146	—	—	9,015	146
Corporate securities	832,715	21,901	43,544	2,160	876,259	24,061
Asset-backed securities	11,491	178	8,351	426	19,842	604
Mortgage-backed securities	80,608	1,564	5,323	425	85,931	1,989

Total bonds	$1,077,507	$25,942	$70,523	$3,416	$1,148,030	$29,358

Preferred stock	$32,886	$300	$11,803	$90	$44,689	$390

Common stock	$—	$—	$33	$2	$33	$2

The evaluation of other-than-temporary impairment (OTTI) for fixed income securities follows a three-step process of (1) screen and identify; (2) assess and document; (3) recommend and approve. In identifying potential OTTI’s, all securities that have a fair value that is significantly less than amortized cost are screened. For asset-backed securities, an impairment loss is established if the fair value of the security is less than amortized costs and there is an adverse change in estimated cash flows from the cash flows previously projected.
The list of securities identified is subject to a formal assessment to determine if impairment is other-than-temporary. Management makes certain assumptions or judgments in its assessment of potentially impaired securities including but not limited to:
•	Company description, industry characteristics and trends, company to industry profile, quality of management, etc.

•	Ability and intent to hold security.

•	Severity and duration of the impairment, if any.

•	Industry factors.

•	Financial factors such as earnings, trends, asset quality, liquidity, subsequent events, enterprise valuation, fair value and volatility (among others).

28

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
If the determination is that the security is OTTI, it is written down to fair value. The write-down is reviewed and approved by senior management. The difference between amortized cost and fair value is recognized as a realized loss on investment.
At December 31, 2006 and 2005, the Company’s outstanding on and off-balance sheet risks for derivative financial instruments, shown in notional or contract amounts and fair value, are summarized as follows:

	Contract or		Fair Value
	Notional Amount		Asset/(Liability)
	2006	2005	2006	2005
Credit default swaps	$108,737	$20,000	$16,517	$43
Options	221,430	85,003	17,884	4,871
Futures	1	—	1,900	1,262
Interest rate swaps	119,400	49,000	1,288	31
3. Fair Value of Financial Instruments
The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes thereto:
Cash, Short-Term Investments, Policy Loans and Unaffiliated Common Stock: The carrying amounts reported in the accompanying balance sheets for these financial instruments approximate fair values.
Investment Securities: Fair values of fixed maturity securities (including bonds and redeemable preferred stock) are based on quoted market prices or dealer quotes, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services, or, in the case of private placements, are estimated by discounting expected future cash flow using a current market rate applicable to the yield, credit quality, and maturity of the investments. The fair values for unaffiliated equity securities are based on quoted market prices.
Mortgage Loans on Real Estate: For all performing fixed interest rate loans, the estimated net cash flows to maturity were discounted to derive an estimated market value using a discount rate based on the loan’s remaining weighted average life and credit quality. Performing variable rate commercial loans were valued at the current outstanding balance. Loans which have been restructured, are in foreclosure, are significantly delinquent, or are to affiliates were valued primarily at the lower of the

29

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
estimated net cash flows to maturity, discounted at a market rate of interest, or the current outstanding principal balance.
Derivative Instruments: Fair values for derivative securities are based on pricing models or formulas using current assumptions.
Policy Reserves: Fair values of the Company’s liabilities under contracts not involving significant mortality or morbidity risks (principally, annuities and supplementary contracts) are stated at the cost the Company would incur to extinguish the liability (i.e., the cash surrender value). Policy reserves also include premium and other deposit funds.
Surplus Notes: The fair value of surplus notes is estimated using discounted cash flow calculations, based on interest rates currently applicable for comparable instruments taking into account the remaining term of the notes and the Company’s credit standing.
Separate Account Asset and Liabilities: Fair values of separate account asset and liabilities are based on the carrying values of the underlying funds.
The carrying values and fair values of the Company’s significant financial instruments are as follows:

	December 31,
	2006		2005
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
Admitted Assets
Bonds	$2,467,573	$2,520,655	$2,546,954	$2,622,159
Preferred stocks	103,014	104,439	79,944	80,617
Unaffiliated common stock	17,877	17,876	17,301	17,301
Mortgage loans on real estate	202,524	202,492	229,800	229,780
Policy loans	168,279	168,279	157,374	157,374
Cash and short-term investments	39,028	39,028	23,367	23,367
Derivatives:
Credit default swaps	14,726	16,517	—	43
Options	17,884	17,884	4,871	4,871
Fixed and variable interest rate swaps	688	1,288	31	31
Futures	1,900	1,900	1,262	1,262
Separate account assets	203,747	203,747	221,694	221,694

Liabilities
Policy reserves	$1,019,662	$1,027,300	$1,242,398	$1,238,001
Surplus notes	25,000	27,002	25,000	27,398
Separate account liabilities	203,747	203,747	221,694	221,694

30

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
4. Reinsurance
At December 31, 2006 and 2005, the Company’s retention limit for acceptance of risk on life insurance was typically $1,000. The Company has indemnity reinsurance agreements with various companies whereby insurance in excess of this retention limit is reinsured. The Company has also entered into modified coinsurance cession agreements covering flexible premium deferred annuity policies distributed through Legacy Marketing Group, a third-party administrator. Insurance in-force ceded to nonaffiliated companies under risk sharing arrangements at December 31, 2006 and 2005, totaled approximately $30,116 and $28,709, respectively.
The Company received reinsurance recoveries in the amount of $81,398 and $83,347 during 2006 and 2005, respectively. The liability for future policy benefits is stated after deductions for amounts applicable to reinsurance ceded to companies of $232,332 and $214,158 at December 31, 2006 and 2005, respectively, of which $4,750 and $5,068, respectively, was ceded to affiliates. Total premium ceded amounted to $86,895 and $82,777 in 2006 and 2005, respectively, of which $798 and $945, respectively, was ceded to affiliates.
The Company is liable for the portion of the policies reinsured under each of its existing reinsurance agreements in the event the reinsurance companies are unable to pay their portion of any reinsured claim. Management believes that any liability from this contingency is unlikely. However, to limit the possibility of such losses, the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk.
The accompanying financial statements include the following amounts relating to assumption reinsurance agreements as of December 31 and for the years then ended:

	2006	2005
Premiums:
Affiliates	$16	$(120)
Nonaffiliates	33,115	34,980
Benefits and expenses	9,559	5,774
Policy reserves and claim liabilities	255,114	238,837
5. Annuity and Deposit Fund Actuarial Reserves

31

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
The Company’s annuity reserves and deposit fund liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal (without adjustment), and not subject to discretionary withdrawal provisions are summarized as follows:

	December 31,
	2006		2005
	Amount	Percent	Amount	Percent
Subject to discretionary withdrawal:
With market value adjustment	$765,857	61.5%	$928,200	63.9%
At book value less current surrender charge of 5% or more	116,312	9.3	138,142	9.3
At book value without adjustment	109,603	8.8	129,725	8.7
At market value	201,764	16.2	218,156	14.7
Not subject to discretionary withdrawal	51,805	4.2	71,287	4.8

Total annuity reserves and deposit fund liabilities	1,245,341	100.0%	1,485,510	100.0%

Reinsurance ceded	1,174		1,185

	$1,244,167		$1,484,325

A reconciliation of total annuity actuarial reserves and deposit fund liabilities is as follows:

	December 31,
	2006	2005

Annuity reserves	$943,204	$1,140,450
Supplementary contracts with life contingencies	22,741	23,772
Deposit-type contracts	76,458	101,947
Aggregate reserves for annuity policies — separate account	201,764	218,156

Total annuity reserves and deposit fund liabilities	$1,244,167	$1,484,325

As of December 31, 2006 and 2005, the Company had insurance in force aggregating $520,065 and $597,419, respectively, in which the gross premiums are less than the net premiums required by the valuation standards established by the State of Indiana. The Company established policy reserves of $18,367 and $10,451 to cover these deficiencies at December 31, 2006 and 2005, respectively.
6. Borrowed Money
Through its membership in the Federal Home Loan Bank (FHLB) of Des Moines, the Company is eligible to borrow under variable rate short-term federal fund arrangements to provide additional liquidity. The borrowings must be secured by eligible collateral such as mortgage loans, non-agency mortgage-backed securities, government or agency securities and guaranteed loans. Total maximum borrowings are determined by the

32

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
amount of collateral pledged, but cannot exceed 20% — 40% of the Company’s total assets dependent upon the internal credit rating. Interest accrues daily and the borrowings may be repaid at any time. There were no outstanding borrowings under these arrangements at December 31, 2006.
7. Federal Income Taxes
The Company files a consolidated federal income tax return with its subsidiary, Bankers Life Insurance of New York. The Company has a written tax sharing agreement that sets forth the manner in which the total combined federal income tax is allocated to each entity that is a party to the consolidation.
The Company receives from its subsidiary the amount of taxes determined as if the subsidiary filed a separate return. The Company pays to its subsidiary the incremental savings realized by the group attributable to the utilization of the subsidiary’s tax attributes in consolidation. To the extent that the subsidiary has not previously been paid for its attributes, such attributes remain available to the subsidiary for future utilization on a separate return basis. Amounts due to the subsidiary for federal income taxes were $2,730 and $99 at December 31, 2006 and 2005, respectively.

33

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

	Year ended December 31,
	2006	2005

Bonds	$7,838	$11,135
Other invested assets	62	230
DAC	36,150	34,029
Deferred compensation	7,892	8,807
Reserves	45,861	38,466
Nonadmitted assets	6,307	8,911
Policyholder dividends	10,496	11,561
Capital loss carryforward	—	5,404
Net operating loss carryforward	921	1,950

Total deferred tax assets	115,527	120,493
Nonadmitted deferred tax assets	(74,205)	(76,396)

Admitted deferred income tax assets	41,322	44,097

Stocks	(463)	(782)
Other	(3,537)	(944)

Total deferred tax liabilities	(4,000)	(1,726)

Net admitted deferred tax asset	$37,322	$42,371

The change in net deferred income taxes is comprised of the following:

	December 31,
	2006	2005	Change

Total deferred tax assets	$115,527	$120,493	$(4,966)
Total deferred tax liabilities	(4,000)	(1,726)	(2,274)

Net deferred tax asset	$111,527	$118,767	(7,240)

Tax effect of unrealized gains and losses			2,048

Change in net deferred income tax			$(5,192)

Nonadmitted deferred tax assets decreased $2,191 and $4,347 for the years ended December 31, 2006 and 2005, respectively.

34

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
The provisions for incurred taxes on earnings are as follows:

	Year ended December 31,
	2006	2005

Federal income tax (benefit) on gain from operations	$(8,302)	$8,248
Federal income tax on net capital gains	8,500	100

Federal income taxes incurred	$198	$8,348

As of December 31, 2006, the Company had $2,631 of operating loss carryforwards that expire in 2020.
The amount of federal income taxes incurred that will be available for recoupment in the event of future net losses is $0 and $6,901 from 2006 and 2005, respectively.
The provision for federal income taxes incurred is different from that which would be obtained by applying the statutory federal income tax rate to income before income taxes. The significant items causing this difference are as follows:

	Year ended December 31,
	2006		2005
		Effective		Effective
	Amount	Tax Rate	Amount	Tax Rate

Provision at statutory rate	$4,325	35.0%	$4,779	35.0%
Tax-exempt income	(1,511)	-12.2%	(3,013)	-22.1%
Nondeductible expenditures	15	0.1%	51	0.4%
IMR amortization	(377)	-3.0%	(264)	-1.9%
Non admitted assets	2,680	21.6%	—	—
Amounts related to prior periods	258	2.1%	251	1.8%

Total	$5,390	43.6%	$1,804	13.2%

Federal income taxes incurred	$198		$8,348
Change in net deferred income taxes	5,192		(6,544)

Total statutory income taxes	$5,390		$1,804

35

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
8. Premiums Deferred and Uncollected
Premiums deferred and uncollected, excluding accident and health insurance premiums, are as follows:

	December 31,
	2006			2005
	Gross	Loading	Net	Gross	Loading	Net

Ordinary new business	$887	$502	$385	$987	$532	$455
Ordinary renewal	28,242	140	28,102	28,381	851	27,530

Total	$29,129	$642	$28,487	$29,368	$1,383	$27,985

9. Employee Benefit Plans
Defined Benefit Pension Plans and Post Retirement Plans
The Company participates in a qualified, noncontributory defined benefit pension plan sponsored by its ultimate parent, AGC, which covered substantially all of the Company’s employees. The Company has no legal obligation for benefits under the plan. The plan provided for benefits based upon years of service and the employee’s compensation. The plan was frozen effective December 31, 2001. AGC allocates pension expense to the Company based on employee headcount for any required contributions to the plan. No contributions were required in 2006 or 2005.
The Company has nonqualified supplemental defined benefit pension plans (SERP) to provide supplemental retirement benefits to certain agents and executives. The measurement date for all defined benefit plans is December 31. The Company expects to contribute $563 for the defined benefit plans in 2007. Estimated future benefit payments for the pensions are shown below:

2007	$563
2008	547
2009	533
2010	519
2011	507
Thereafter	2,661
The Company has a post retirement benefit plan which provides certain eligible participants and their dependents with certain medical and dental insurance benefits. The plan is unfunded and the benefits are generally based on a combination of age and years

36

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
of service at retirement. The Company has post-retirement benefit plans that provide eligible participants with certain life insurance benefits. The primary plan is unfunded and the benefits are generally based on a combination of age and compensation at retirement.
The Company previously had a post-retirement benefit plan that provided eligible participants and their dependents with certain medical and dental insurance benefits. The plan was unfunded and the benefits were generally based on a combination of age and years of service at retirement. In 2006, the Company paid cash of $3,449 and transferred the liability for the post-retirement benefit plan to AGC. The payment was based on the statutory carrying value of the liability with no gain or loss recognized. AGC allocated post-retirement benefit expense to the Company based on employee headcount. The allocated expense amounted to $141 in 2006.
The defined benefit plans’ and post-retirement benefit plans funded status, reconciled to amounts recognized in the financial statements is as follows:

	Post-Retirement		Pension*
	2006	2005	2006	2005

Change in benefit obligation:
Benefit obligation at beginning of year	$3,862	$6,225	$8,283	$8,420
Transfer to parent	(3,862)	—	—	—
Service cost	—	—	—	—
Interest cost	—	283	449	446
Contribution by plan participants	—	76	—	—
Actuarial (gain) loss	—	(815)	(181)	(13)
Amendments	—	(1,288)	—	—
Benefits paid	—	(619)	(574)	(570)

Benefit obligation at end of year	$—	$3,862	$7,977	$8,283

Change in plan assets:
Change in plan assets:	$—	$—	$—	$—
Fair value of plan assets at beginning of year	—	—	—	—
Actual return on plan assets	—	543	574	570
Employer contribution	—	76	—	—
Plan participants’ contributions	—	(619)	(574)	(570)

Fair value of plan assets at end of year	$—	$—	$—	$—

*	SERP Plan

37

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)

	Post Retirement		Pension*
	2006	2005	2006	2005

Funded status:
Accumulated benefit obligation at end of year	$—	$(3,862)	$(7,976)	$(8,283)
Market value of plan assets at end of year	—	—	—	—
Funded status	—	(3,862)	(7,976)	(8,283)
Unamortized prior service cost	—	(411)	—	—
Unrecognized incremental asset	—	893	2,328	2,495
Unrecognized net gain	—	—	2,151	2,410
Remaining net obligation at initial date of application	—	—	—	—

Accrued liabilities	$—	$(3,380)	$(3,497)	$(3,378)

Intangible assets	—	—	—	—

Benefit obligation for non-vested employees	$—	$—	$—	$—

Service cost	$—	$—	$—	$—
Interest cost	—	283	449	446
Amortization of incremental asset	—	—	166	166
Amortization of transition obligation	—	—	—	—
Amortization of actuarial loss	—	—	78	84
Amount of prior service cost recognized	—	103	—	—

Net periodic benefit cost	$—	$386	$693	$696

(Curtailments)/termination benefits	—	—	—	—

	Post-Retirement		Pension*
	2006	2005	2006	2005
Weighted Average Assumptions
Discount rate	N/A	5.5%	5.8%	5.5%
Initial weighted health care cost PRE 65 trend rate	N/A	10.0%	N/A	N/A
Initial weighted health care cost POST 65 trend	N/A	10.0%	N/A	N/A
Ultimate health care cost trend	N/A	5.0%	N/A	N/A
Years to ultimate trend	N/A	5	N/A	N/A

*	SERP Plan

38

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
Defined Contribution Plan
The Company participates in a qualified defined contribution savings and retirement plan. The plan is a qualified 401(k) plan for officers and employees. Company contributions are non-discretionary and consist of a matching contribution of an amount equal to 125 percent of the first 4 percent of employee contributions and an annual core contribution of an amount equal to 4 percent of annual employee compensation. Compensation expense for the employer match and annual contribution amounted to $11 and $5 for 2006 and 2005, respectively.
The Company has non-qualified defined contribution pension plans for qualified field associates. The total expense recognized for these plans was $23 and $49 for 2006 and 2005, respectively.
The Company has deferred compensation plans for agents, officers and directors, which are contributory and non-qualified. Accumulated benefits of these plans have been included in the pension plan liability at December 31, 2006 and 2005.
10. Related-Party Transactions
Affiliates have agreed to provide management services and investment advisory services to the Company and to service mortgage loans for the Company. The Company has entered into administrative service agreements with affiliates for services which are routine in nature. Fees are determined using cost allocations based on generally accepted accounting principles or a negotiated basis intended to reflect market prices.
All intercompany balances shown as payable to or receivable from parent, subsidiaries and affiliates are settled within 30 days of their incurrence under the terms of the intercompany expense sharing agreements.

39

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
The following summarizes transactions of the Company with affiliates in 2006 and 2005.

	Year ended December 31
	2006	2005
Investment management fees	$8,083	$8,538
N et affiliated payable	(759)	(2,756)
Affiliated management, administrative, data processing, rent, and other service fee expense	35,443	31,532
Dividend to stockholders	30,000	61,798
Reinsurance expense with affiliates	782	—
Reinsurance recoverable with affiliates	4,722	5,069
Capital contributions to subsidiaries	—	5,801
Capital contributions from parent	8,558	—
Transfer of defined benefit plan	3,449	—
11. Separate Account
Most separate and variable accounts held by the Company relate to individual variable annuities of a nonguaranteed return nature. The net investment experience of the separate account is credited directly to the policyholder and can be positive or negative. These variable annuities generally provide an incidental death benefit of the greater of account value or premium paid. The assets and liabilities of these accounts are carried at market. The minimum guaranteed death benefit reserve is held in Exhibit 5, Miscellaneous Reserves Section, of the Company’s general account annual statement.

		Nonindexed	Nonindexed	Nonguaranteed
		Guaranteed Less	Guaranteed more	Separate
	Indexed	than/equal to 4%	than 4%	Accounts	Total

Reserves at 12/31/2006
For accounts with assets at:
Fair Value	$—	$—	$—	$201,764	$201,764

Total reserves	$—	$—	$—	$201,764	$201,764

By withdrawal characteristics
With MV adjustment	$—	$—	$—	$201,764	201,764

Total reserves	$—	$—	$—	$201,764	201,764

Other transfers to general account due or accrued					1,983

Total Separate Account Liabilities					$203,747

40

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)

		Nonindexed	Nonindexed	Nonguaranteed
		Guaranteed Less	Guaranteed more	Separate
	Indexed	than/equal to 4%	than 4%	Accounts	Total

Reserves at 12/31/2005
For accounts with assets at:
Fair Value	$—	$—	$—	$218,156	$218,156

Total reserves	$—	$—	$—	$218,156	$218,156

By withdrawal characteristics
With MV adjustment	$—	$—	$—	$218,156	218,156

Total reserves	$—	$—	$—	$218,156	218,156

Other transfers to general account due or accrued					3,538

Total Separate Account Liabilities					$221,694

The assets in the separate account consist of investments in mutual funds carried at market value. A reconciliation of the net transfers from the separate account to the summary of operations of the separate account is as follows:

	December 31,
	2006	2005

Transfers to separate account	$12,569	$12,673
Transfers from separate account	(52,992)	(53,772)

Transfers from separate account	$(40,423)	$(41,099)

12. Commitments and Contingencies
In recent years, the life insurance industry, including the Company, has been subject to an increase in litigation pursued on behalf of purported classes of insurance purchasers, questioning the conduct of insurers in the marketing of their products. The Company is routinely involved in litigation and other proceedings, including class actions, reinsurance claims and regulatory proceedings, arising in the ordinary course of its business. Some of these claims and legal actions are in jurisdictions where juries are given substantial latitude in assessing damages, including punitive damages. Although no assurances can be given and no determinations can be made at this time, the Company believes that the ultimate liability, if any, with respect to these claims and legal actions, would have no material effect on its results of operations and financial position.
At December 31, 2006, the Company has outstanding commitments for mortgage loans totaling $1,500.
The Company leases an office building located in Indianapolis, Indiana. The lease expires on December 31, 2008. Rental expense for 2006 and 2005 was approximately

41

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
$290 and $284, respectively. No contingent rental payments exist. A five year renewal option is available. If the renewal option is exercised, rental payments are modified to reflect prevailing market rates. No significant restrictions are imposed by lease agreements, such as dividends, additional debt, or further leasing.
At December 31, 2006, the minimum aggregate rental commitments for Leases with noncancelable lease terms in excess of one year are as follows:

2007	$296
2008	302
13. Capital and Surplus
The Company is subject to limitations, imposed by the State of Indiana, on the payment of dividends to its stockholder. Generally, the Company may pay a dividend from its surplus profits, without prior consent of the Indiana Commissioner of Insurance, if the dividend does not exceed the greater of (1) 10% of the Company’s statutory surplus as of the preceding December 31 or (2) the Company’s statutory net gain from operations as of the preceding December 31, provided that such dividend does not exceed its unassigned surplus ($58,459 at December 31, 2006), the maximum payment which may be made in 2007 without regulatory approval is $16,144.
Dividends of $30,000 and $61,799 were paid in 2006 and 2005, respectively.
Life insurance companies are subject to certain risk-based capital (RBC) requirements as specified by the NAIC. Under those requirements, the amount is to be determined based on the various risk factors related to the Company. At December 31, 2006 and 2005, the Company exceeds the authorized control level of the RBC requirements.
On May 8, 1996, the Company issued $25 million (par value) surplus notes with an interest rate of 8.66% due April 1, 2011. They are carried at face (par) value. The notes do not have accrued interest at December 31, 2005, as Indiana law permits accrual of interest only with prior regulatory approval. Interest was paid during April and October 2005, in the total amount of $2,165. As of December 31, 2006, total interest paid since the inception of the Note equals $20,315. The $25 million cash proceeds of the Surplus Notes were initially paid to the Company by underwriters, First Chicago Capital Market, Inc. Their affiliate, First National Bank of Chicago, was designated the Fiscal and Paying Agent. The Notes were offered to institutional investors in reliance on the exemption from registration under Rule 144A of the Securities Act of 1933. Under Indiana law, payment of interest and principal is subject to the prior approval of the

42

Indianapolis Life Insurance Company
Notes to Financial Statements — Statutory Basis (continued)
(Dollars in Thousands)
Indiana Commissioner of Insurance and granted only when the financial condition of the issuing company warrants such payment. Affiliates do not hold any of the Surplus Notes.
14. September 11, 2001 Events
Life insurance death claims paid in prior years relating to the September 11, 2001 events were $1,050. Reinsurance recovered in prior years for these amounts was $460. As of December 31, 2006, there are no contingencies resulting from September 11 events that have not been recognized in the financial statements, but are reasonably expected to impact the Company’s financial statement in the near term.
15. Event (Unaudited) Subsequent to the Date of the Report of Independent Registered Public Accounting Firm
On August 13, 2008, the board of directors of the Company approved the merger of the Company into Aviva Life and Annuity Company (ALAC), an affiliated company, subject to regulatory approval. It is anticipated the merger will occur on September 30, 2008. As a result of the merger, ALAC will assume ownership of all assets, and responsibility for all liabilities of the Company.

43

Statutory-Basis Financial
Statement Schedules

Indianapolis Life Insurance Company
Summary of Investments-Other Than Investments in Related Parties
(Dollars in Thousands)
December 31, 2006
Schedule I

			Amount at Which
			Shown in the
Type of Investment	Cost (1)	Market Value	Balance Sheet

Fixed maturities
Bonds:
United States government and government agencies and authorities	$145,262	$143,784	$145,262
States, municipalities and political subdivisions	16,933	16,464	16,933
Foreign governments	33,583	34,677	33,583
Corporate securities	2,093,276	2,149,730	2,093,276
Asset-backed securities	38,091	37,948	38,091
Commercial mortgage-backed	61,044	60,145	61,044
Mortgage-backed securities	79,384	77,907	79,384
Preferred stock	103,014	104,439	103,014

Total fixed maturities	$2,570,587	$2,625,094	$2,570,587

Equity securities
Common stocks:
Banks, trust and insurance	2,219	2,220	2,220
Industrial, miscellaneous and all other	15,658	15,656	15,656
Affiliates	51,743	57,879	57,879

Total equity securities	69,620	75,755	75,755

Mortgage loans on real estate	202,524		202,524
Policy loans	168,279		168,279
Derivatives	12,068		35,199
Other invested assets	111		111
Cash and short-term investments	39,028		39,028

Total	$3,062,217		$3,091,483

(1)	Original cost of equity securities and as to fixed maturities, original cost reduced by repayments and adjustment for amortization of premiums or accrual of discounts.

44

Indianapolis Life Insurance Company
Supplementary Insurance Information
(Dollars in Thousands)
Schedule III

					Benefits, Claims
	Future Policy	Policy and		Net	Losses and	Other
	Benefits and	Contract	Premium	Investment	Settlement	Operating	Premiums
	Expenses	Liabilities	Revenue	Income*	Expenses	Expenses*	Written

Year ended December 31, 2006
Individual life	$7,185	$1,901,194	$366,830	$120,710	$325,969	$161,787	$416,979
Group life and health	40	14,790	330	964	777	2,170	8,298
Annuity	788	1,074,018	6,744	44,751	(61,787)	(26,204)	7,659

	$8,013	$2,990,002	$373,904	$166,425	$264,959	$137,753	$432,936

Year ended December 31, 2005
Individual life	$11,384	$1,718,370	$285,510	$113,021	$236,631	$128,316	$329,475
Group life and health	22	16,663	888	960	(943)	3,447	8,599
Annuity	3,600	1,276,588	7,829	47,155	(57,217)	(28,117)	8,698

	$15,006	$3,011,620	$294,227	$161,135	$178,471	$103,646	$346,772

Year ended December 31, 2004
Individual life	$9,091	$1,616,148	$268,636	$105,796	$200,921	$118,704	$299,727
Group life and health	10	16,336	1,548	1,424	(100)	3,080	10,227
Annuity	2,275	1,461,052	7,376	50,090	(78,326)	(23,089)	9,880

	$11,376	$3,093,536	$277,560	$157,310	$122,495	$98,695	$319,834

*	Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

45

Indianapolis Life Insurance Company
Reinsurance
(Dollars in Thousands)
Schedule IV

					Percentage of
		Ceded to	Assumed		Amount
		Other	From Other		Assumed To
	Gross Amount	Companies	Companies	Net Amount	Net

Year ended December 31, 2006
Life insurance in force	$28,712,511	$30,115,778	$11,339,086	$9,935,819	114%

Premiums:
Individual life	$416,979	$83,268	$33,118	$366,829	9%
Group life	2,711	2,711	12	12	100
Health	5,587	5,268	—	319	—
Annuity	7,660	916	—	6,744	—

	$432,937	$92,163	$33,130	$373,904	9%

Year ended December 31, 2005
Life insurance in force	$25,176,742	$28,709,117	$11,954,753	$8,422,378	142%

Premiums:
Individual life	$329,475	$78,814	$34,849	$285,510	12%
Group life	3,102	3,094	11	19	58
Health	5,496	4,627	—	869	—
Annuity	8,698	869	—	7,829	—

	$346,771	$87,404	$34,860	$294,227	12%

Year ended December 31, 2004
Life insurance in force	$22,735,673	$27,482,321	$12,578,661	$7,832,013	161%

Premiums:
Individual life	$299,727	$70,262	$39,171	$268,636	15%
Group life	4,212	4,212	16	16	100
Health	6,015	4,483	—	1,532	—
Annuity	9,879	2,503	—	7,376	—

	$319,833	$81,460	$39,187	$277,560	14%

46

Financial Statements
ILICO Separate Account 1
Year Ended December 31, 2007
With Report of Independent Registered Public Accounting Firm

ILICO Separate Account 1
Financial Statements
Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm
Contract Holders of ILICO Separate Account 1
Board of Directors of Indianapolis Life Insurance Company
We have audited the accompanying statements of assets and liabilities of the subaccounts of ILICO Separate Account 1 (the Account), comprising the Alger American MidCap Growth, Alger American Small Capitalization, Fidelity Asset Manager, Fidelity Contrafund, Fidelity Equity Income, Fidelity Growth, Fidelity Index 500, Fidelity Investment Grade Bond, Fidelity Money Market, PIMCO OpCap Managed, PIMCO OpCap SmallCap, T. Rowe Price International Stock, T. Rowe Price Limited-Term Bond, Van Eck Worldwide Hard Assets, Pioneer Fund VCT, Pioneer Growth Opportunities VCT, Royce MicroCap, First Eagle Overseas Variable, Neuberger Berman AMT MidCap Growth, Neuberger Berman AMT Socially Responsive, PIMCO High Yield, PIMCO Real Return, and PIMCO StocksPLUS Growth and Income Portfolios, as of December 31, 2007, and the related statements of operations for the year then ended and changes in net assets for each of the two years in the period then ended. These financial statements are the responsibility of the Account’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of mutual fund shares owned as of December 31, 2007, by correspondence with the transfer agent. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the subaccounts constituting the ILICO Separate Account 1 at December 31, 2007, and the results of their operations for the year then ended and changes in their net assets for each of the two years in the period then ended, in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young LLP
May 8, 2008
Des Moines, Iowa

1

ILICO Separate Account 1
Statements of Assets and Liabilities
December 31, 2007

	Alger	Alger
	American	American			Fidelity			Fidelity
	MidCap	Small	Fidelity Asset	Fidelity	Equity	Fidelity		Investment
	Growth	Capitalization	Manager	Contrafund	Income	Growth	Fidelity Index	Grade Bond
	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	500 Portfolio	Portfolio

Assets
Investments in shares of mutual funds, at market value	$15,104,612	$6,106,334	$4,724,518	$25,241,644	$11,718,489	$15,413,013	$24,258,907	$4,848,706

Net assets	$15,104,612	$6,106,334	$4,724,518	$25,241,644	$11,718,489	$15,413,013	$24,258,907	$4,848,706

Net assets in the accumulation period	$15,104,612	$6,106,334	$4,724,518	$25,241,644	$11,718,489	$15,413,013	$24,258,907	$4,848,706

Net assets	$15,104,612	$6,106,334	$4,724,518	$25,241,644	$11,718,489	$15,413,013	$24,258,907	$4,848,706

Accumulation unit value	$35.039	$16.285	$21.100	$35.248	$25.071	$22.293	$25.247	$17.095
Accumulation units outstanding	431,086	374,963	223,908	716,109	467,405	691,380	960,878	283,625

Shares of mutual funds owned	639,484	183,263	285,125	904,719	490,108	341,600	147,902	379,993

Investments, at cost	$14,143,128	$4,594,251	$4,429,364	$23,249,686	$11,685,767	$15,070,362	$21,133,006	$4,815,940
See accompanying notes.

2

ILICO Separate Account 1
Statements of Assets and Liabilities (continued)

	Fidelity	PIMCO	PIMCO	T. Rowe Price	T. Rowe Price	Van Eck
	Money	OpCap	OpCap	International	Limited-Term	Worldwide	Pioneer
	Market	Managed	SmallCap	Stock	Bond	Hard Assets	Fund VCT
	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio

Assets
Investments in shares of mutual funds, at market value	$4,727,083	$6,770,365	$3,167,161	$8,350,159	$1,755,421	$3,151,299	$4,664,087

Net assets	$4,727,083	$6,770,365	$3,167,161	$8,350,159	$1,755,421	$3,151,299	$4,664,087

Net assets in the accumulation period	$4,727,083	$6,770,365	$3,167,161	$8,350,159	$1,755,421	$3,151,299	$4,664,087

Net assets	$4,727,083	$6,770,365	$3,167,161	$8,350,159	$1,755,421	$3,151,299	$4,664,087

Accumulation unit value	$13.756	$20.637	$29.244	$19.493	$15.038	$41.664	$25.708
Accumulation units outstanding	343,628	328,065	108,300	428,362	116,729	75,636	181,427

Shares of mutual funds owned	4,727,083	174,809	108,502	471,494	355,348	76,506	181,341

Investments, at cost	$4,727,083	$7,048,683	$3,144,425	$7,147,969	$1,776,452	$1,570,692	$3,693,880
See accompanying notes.

3

ILICO Separate Account 1
Statements of Assets and Liabilities (continued)

				Neuberger
	Pioneer			Berman	Neuberger			PIMCO
	Growth		First Eagle	AMT	Berman		PIMCO	StocksPLUS
	Opportunities	Royce	Overseas	MidCap	AMT Socially	PIMCO	Real	Growth and
	VCT	MicroCap	Variable	Growth	Responsive	High Yield	Return	Income
	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio

Assets
Investments in shares of mutual funds, at market value	$6,067,331	$6,248,912	$13,292,945	$2,714,446	$950,943	$1,196,963	$1,438,535	$399,956

Net assets	$6,067,331	$6,248,912	$13,292,945	$2,714,446	$950,943	$1,196,963	$1,438,535	$399,956

Net assets in the accumulation period	$6,067,331	$6,248,912	$13,292,945	$2,714,446	$950,943	$1,196,963	$1,438,535	$399,956

Net assets	$6,067,331	$6,248,912	$13,292,945	$2,714,446	$950,943	$1,196,963	$1,438,535	$399,956

Accumulation unit value	$13.693	$40.463	$50.508	$8.547	$16.391	$14.295	$17.587	$11.611
Accumulation units outstanding	443,111	154,436	263,186	317,599	58,015	83,733	81,797	34,446

Shares of mutual funds owned	270,380	463,913	449,694	95,244	53,096	148,691	114,442	36,228

Investments, at cost	$5,598,760	$4,398,923	$9,765,527	$1,732,757	$608,303	$1,195,428	$1,367,099	$349,488
See accompanying notes.

4

ILICO Separate Account 1
Statements of Operations
Year Ended December 31, 2007

	Alger	Alger
	American	American			Fidelity			Fidelity
	MidCap	Small	Fidelity Asset	Fidelity	Equity	Fidelity		Investment
	Growth	Capitalization	Manager	Contrafund	Income	Growth	Fidelity Index	Grade Bond
	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio

Income:
Dividends	$—	$—	$328,357	$229,190	$224,282	$134,234	$993,516	$245,211
Expenses:
Mortality and expense and administration charges	215,906	94,139	76,461	385,262	213,321	218,249	397,377	75,648

Net investment (loss) income	(215,906)	(94,139)	251,896	(156,072)	10,961	(84,015)	596,139	169,563

Realized gain (loss) on investments:
Net realized (loss) gain on sale of fund shares	(128,343)	434,785	92,340	2,263,238	786,187	(455,331)	1,302,962	(27,230)
Net realized gain on distributions	2,128,189	—	171,761	6,141,089	988,423	12,639	—	—

Net realized gain (loss) on investments	1,999,846	434,785	264,101	8,404,327	1,774,610	(442,692)	1,302,962	(27,230)

Net change in unrealized appreciation/ depreciation on investments	2,229,770	664,853	209,511	(4,134,471)	(1,538,751)	4,032,591	(619,544)	6,881

Net increase (decrease) in net assets resulting from operations	$4,013,710	$1,005,499	$725,508	$4,113,784	$246,820	$3,505,884	$1,279,557	$149,214

See accompanying notes.

5

ILICO Separate Account 1
Statements of Operations (continued)

	Fidelity	PIMCO	PIMCO	T. Rowe Price	T. Rowe Price	Van Eck
	Money	Opcap	OpCap	International	Limited-Term	Worldwide	Pioneer
	Market	Managed	SmallCap	Stock	Bond	Hard Assets	Fund VCT
	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio

Income:
Dividends	$208,338	$174,864	$—	$115,509	$95,614	$3,360	$63,567
Expenses:
Mortality and expense and administration charges	57,502	111,463	55,116	123,700	30,757	39,846	74,526

Net investment (loss) income	150,836	63,401	(55,116)	(8,191)	64,857	(36,486)	(10,959)

Realized gain (loss) on investments:
Net realized (loss) gain on sale of fund shares	—	25,773	139,394	759,536	(24,505)	409,814	309,597
Net realized gain on distributions	—	589,687	876,705	928,197	—	327,778	—

Net realized gain (loss) on investments	—	615,460	1,016,099	1,687,733	(24,505)	737,592	309,597

Net change in unrealized appreciation/ depreciation on investments	—	(502,634)	(959,470)	(714,980)	42,862	307,439	(78,764)

Net increase (decrease) in net assets resulting from operations	$150,836	$176,227	$1,513	$964,562	$83,214	$1,008,545	$219,874

See accompanying notes.

6

ILICO Separate Account 1
Statements of Operations (continued)

				Neuberger
	Pioneer			Berman	Neuberger			PIMCO
	Growth		First Eagle	AMT	Berman			StocksPLUS
	Opportunities	Royce	Overseas	Midcap	AMT Socially	PIMCO	PIMCO	Growth and
	VCT	MicroCap	Variable	Growth	Responsive	High Yield	Real Return	Income
	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio

Income:
Dividends	$—	$93,578	$—	$—	$982	$92,705	$74,074	$35,426
Expenses:
Mortality and expense and administration charges	107,766	98,628	209,854	43,954	19,579	18,473	21,991	6,830

Net investment (loss) income	(107,766)	(5,050)	(209,854)	(43,954)	(18,597)	74,232	52,083	28,596

Realized gain (loss) on investments:
Net realized (loss) gain on sale of fund shares	475,847	643,371	1,160,075	730,403	367,266	8,273	5,665	47,273
Net realized gain on distributions	1,055,049	533,228	—	—	3,694	—	3,366	—

Net realized gain (loss) on investments	1,530,896	1,176,599	1,160,075	730,403	370,960	8,273	9,031	47,273

Net change in unrealized appreciation/ depreciation on investments	(1,700,882)	(966,657)	35,156	(59,730)	(234,071)	(58,556)	70,589	(43,150)

Net increase (decrease) in net assets resulting from operations	$(277,752)	$204,892	$985,377	$626,719	$118,292	$23,949	$131,703	$32,719

See accompanying notes.

7

ILICO Separate Account 1
Statements of Changes in Net Assets

	Alger	Alger
	American	American			Fidelity			Fidelity
	MidCap	Small	Fidelity Asset	Fidelity	Equity	Fidelity		Investment
	Growth	Capitalization	Manager	Contrafund	Income	Growth	Fidelity Index	Grade Bond
	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio

Net assets at January 1, 2006	$16,802,036	$6,990,609	$7,227,243	$31,614,702	$17,880,718	$18,608,301	$33,999,742	$7,778,736

Changes from 2006 operations:
Net investment (loss) income	(220,427)	(97,486)	95,963	(39,832)	324,427	(167,728)	136,648	196,018
Net realized gain (loss) on investments	1,906,882	53,061	(38,815)	3,945,474	2,456,707	(1,139,934)	317,652	(21,020)
Net change in unrealized appreciation/ depreciation on investments	(432,446)	1,231,697	315,870	(1,017,490)	136,753	2,171,901	3,727,580	6,576

Net increase (decrease) in net assets resulting from operations	1,254,009	1,187,272	373,018	2,888,152	2,917,887	864,239	4,181,880	181,574
Contract transactions:
Net increase from contract purchases	110,401	46,100	47,263	223,478	117,611	197,310	340,278	36,241
Net decrease from redemptions-withdrawals	(2,914,453)	(1,045,772)	(1,383,469)	(5,638,601)	(3,829,109)	(2,966,722)	(5,889,840)	(1,765,719)
Net transfers between subaccounts	36,236	(161,423)	(62,163)	(359,403)	(397,295)	(683,909)	(1,679,167)	(120,411)
Contract maintenance charges	(2,931)	(1,437)	(1,193)	(5,397)	(3,000)	(4,312)	(5,987)	(1,172)

Net decrease in net assets resulting from contract transactions	(2,770,747)	(1,162,532)	(1,399,562)	(5,779,923)	(4,111,793)	(3,457,633)	(7,234,716)	(1,851,061)

Total (decrease) increase in net assets	(1,516,738)	24,740	(1,026,544)	(2,891,771)	(1,193,906)	(2,593,394)	(3,052,836)	(1,669,487)

Net assets at December 31, 2006	15,285,298	7,015,349	6,200,699	28,722,931	16,686,812	16,014,907	30,946,906	6,109,249

Changes from 2007 operations:
Net investment (loss) income	(215,906)	(94,139)	251,896	(156,072)	10,961	(84,015)	596,139	169,563
Net realized gain (loss) on investments	1,999,846	434,785	264,101	8,404,327	1,774,610	(442,692)	1,302,962	(27,230)
Net change in unrealized appreciation/ depreciation on investments	2,229,770	664,853	209,511	(4,134,471)	(1,538,751)	4,032,591	(619,544)	6,881

Net increase (decrease) in net assets resulting from operations	4,013,710	1,005,499	725,508	4,113,784	246,820	3,505,884	1,279,557	149,214
Contract transactions:
Net increase from contract purchases	82,614	49,525	36,388	178,389	117,240	118,644	223,843	20,110
Net decrease from redemptions-withdrawals	(3,329,543)	(1,612,102)	(1,603,611)	(6,996,329)	(4,194,365)	(3,906,368)	(6,771,080)	(1,697,645)
Net transfers between subaccounts	(944,919)	(350,749)	(633,518)	(772,572)	(1,135,391)	(316,525)	(1,415,449)	268,755
Contract maintenance charges	(2,548)	(1,188)	(948)	(4,559)	(2,627)	(3,529)	(4,870)	(977)

Net decrease in net assets resulting from contract transactions	(4,194,396)	(1,914,514)	(2,201,689)	(7,595,071)	(5,215,143)	(4,107,778)	(7,967,556)	(1,409,757)

Total (decrease) increase in net assets	(180,686)	(909,015)	(1,476,181)	(3,481,287)	(4,968,323)	(601,894)	(6,687,999)	(1,260,543)

Net assets at December 31, 2007	$15,104,612	$6,106,334	$4,724,518	$25,241,644	$11,718,489	$15,413,013	$24,258,907	$4,848,706

See accompanying notes.

8

ILICO Separate Account 1
Statements of Changes in Net Assets (continued)

	Fidelity	PIMCO	PIMCO	T. Rowe Price	T. Rowe Price	Van Eck
	Money	OpCap	OpCap	International	Limited-Term	Worldwide	Pioneer
	Market	Managed	SmallCap	Stock	Bond	Hard Assets	Fund VCT
	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio

Net assets at January 1, 2006	$3,630,492	$10,502,064	$4,289,982	$9,388,390	$3,341,882	$2,300,159	$6,244,452

Changes from 2006 operations:
Net investment (loss) income	129,034	41,319	(61,066)	(25,205)	79,388	(32,892)	(4,059)
Net realized gain (loss) on investments	—	1,052,373	431,146	308,688	(21,149)	434,417	190,516
Net change in unrealized appreciation/ depreciation on investments	—	(363,479)	503,797	1,185,114	18,828	95,711	638,631

Net increase (decrease) in net assets resulting from operations	129,034	730,213	873,877	1,468,597	77,067	497,236	825,088
Contract transactions:
Net increase from contract purchases	10,234	76,505	61,277	80,592	33,278	17,536	66,986
Net decrease from redemptions-withdrawals	(4,927,496)	(1,992,365)	(773,988)	(1,524,956)	(481,789)	(288,058)	(1,135,002)
Net transfers between subaccounts	4,504,975	(378,531)	(180,822)	(81,526)	(211,601)	(24,149)	(284,456)
Contract maintenance charges	(505)	(1,853)	(820)	(1,174)	(482)	(418)	(955)

Net decrease in net assets resulting from contract transactions	(412,792)	(2,296,244)	(894,353)	(1,527,064)	(660,594)	(295,089)	(1,353,427)

Total (decrease) increase in net assets	(283,758)	(1,566,031)	(20,476)	(58,467)	(583,527)	202,147	(528,339)

Net assets at December 31, 2006	3,346,734	8,936,033	4,269,506	9,329,923	2,758,355	2,502,306	5,716,113

Changes from 2007 operations:
Net investment (loss) income	150,836	63,401	(55,116)	(8,191)	64,857	(36,486)	(10,959)
Net realized gain (loss) on investments	—	615,460	1,016,099	1,687,733	(24,505)	737,592	309,597
Net change in unrealized appreciation/ depreciation on investments	—	(502,634)	(959,470)	(714,980)	42,862	307,439	(78,764)

Net increase (decrease) in net assets resulting from operations	150,836	176,227	1,513	964,562	83,214	1,008,545	219,874
Contract transactions:
Net increase from contract purchases	5,647	47,230	48,146	92,700	39,234	69,436	44,901
Net decrease from redemptions-withdrawals	(6,702,534)	(2,057,980)	(945,157)	(2,345,136)	(614,659)	(544,608)	(1,217,111)
Net transfers between subaccounts	7,926,858	(329,607)	(206,139)	309,143	(510,345)	116,015	(98,817)
Contract maintenance charges	(458)	(1,538)	(708)	(1,033)	(378)	(395)	(873)

Net decrease in net assets resulting from contract transactions	1,229,513	(2,341,895)	(1,103,858)	(1,944,326)	(1,086,148)	(359,552)	(1,271,900)

Total (decrease) increase in net assets	1,380,349	(2,165,668)	(1,102,345)	(979,764)	(1,002,934)	648,993	(1,052,026)

Net assets at December 31, 2007	$4,727,083	$6,770,365	$3,167,161	$8,350,159	$1,755,421	$3,151,299	$4,664,087

See accompanying notes.

9

ILICO Separate Account 1
Statements of Changes in Net Assets (continued)

				Neuberger
	Pioneer			Berman	Neuberger			PIMCO
	Growth		First Eagle	AMT	Berman			StocksPLUS
	Opportunities	Royce	Overseas	Midcap	AMT Socially	PIMCO	PIMCO	Growth and
	VCT	MicroCap	Variable	Growth	Responsive	High Yield	Real Return	Income
	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio	Portfolio

Net assets at January 1, 2006	$10,016,017	$7,415,727	$14,145,734	$3,305,826	$1,941,179	$1,531,492	$2,158,257	$579,879

Changes from 2006 operations:
Net investment (loss) income	(126,942)	(90,856)	783,273	(44,901)	(20,345)	77,702	54,694	19,049
Net realized gain (loss) on investments	459,714	1,088,644	4,640,644	201,671	197,432	17,164	65,755	18,202
Net change in unrealized appreciation/ depreciation on investments	32,130	341,113	(2,299,053)	246,548	17,361	8,881	(135,576)	29,686

Net increase (decrease) in net assets resulting from operations	364,902	1,338,901	3,124,864	403,318	194,448	103,747	(15,127)	66,937
Contract transactions:
Net increase from contract purchases	85,023	60,904	72,733	35,151	68,334	13,957	16,162	5,002
Net decrease from redemptions-withdrawals	(1,607,927)	(1,382,504)	(2,045,404)	(404,845)	(141,717)	(329,697)	(303,265)	(102,356)
Net transfers between subaccounts	(326,941)	(108,617)	303,296	(196,607)	(401,004)	7,421	(78,767)	(2,606)
Contract maintenance charges	(1,833)	(1,357)	(1,807)	(425)	(146)	(100)	(457)	(84)

Net decrease in net assets resulting from contract transactions	(1,851,678)	(1,431,574)	(1,671,182)	(566,726)	(474,533)	(308,419)	(366,327)	(100,044)

Total (decrease) increase in net assets	(1,486,776)	(92,673)	1,453,682	(163,408)	(280,085)	(204,672)	(381,454)	(33,107)

Net assets at December 31, 2006	8,529,241	7,323,054	15,599,416	3,142,418	1,661,094	1,326,820	1,776,803	546,772

Changes from 2007 operations:
Net investment (loss) income	(107,766)	(5,050)	(209,854)	(43,954)	(18,597)	74,232	52,083	28,596
Net realized gain (loss) on investments	1,530,896	1,176,599	1,160,075	730,403	370,960	8,273	9,031	47,273
Net change in unrealized appreciation/ depreciation on investments	(1,700,882)	(966,657)	35,156	(59,730)	(234,071)	(58,556)	70,589	(43,150)

Net increase (decrease) in net assets resulting from operations	(277,752)	204,892	985,377	626,719	118,292	23,949	131,703	32,719
Contract transactions:
Net increase from contract purchases	97,466	57,273	102,864	44,611	59,490	30,440	10,675	24,716
Net decrease from redemptions-withdrawals	(1,936,303)	(1,207,050)	(2,645,886)	(673,747)	(298,662)	(286,613)	(409,610)	(204,891)
Net transfers between subaccounts	(343,916)	(128,094)	(747,123)	(425,164)	(589,218)	102,457	(70,639)	694
Contract maintenance charges	(1,405)	(1,163)	(1,703)	(391)	(53)	(90)	(397)	(54)

Net decrease in net assets resulting from contract transactions	(2,184,158)	(1,279,034)	(3,291,848)	(1,054,691)	(828,443)	(153,806)	(469,971)	(179,535)

Total (decrease) increase in net assets	(2,461,910)	(1,074,142)	(2,306,471)	(427,972)	(710,151)	(129,857)	(338,268)	(146,816)

Net assets at December 31, 2007	$6,067,331	$6,248,912	$13,292,945	$2,714,446	$950,943	$1,196,963	$1,438,535	$399,956

See accompanying notes.

10

ILICO Separate Account 1
Notes to Financial Statements
December 31, 2007
1. Accounting Policies
Organization
ILICO Separate Account 1 (the Account) is a segregated investment account of Indianapolis Life Insurance Company (the Company). The Account was established under Massachusetts law as IL Annuity and Insurance Company Separate Account 1 on November 1, 1994, commenced operations in November 1995, and is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. The Account is a funding vehicle for individual variable annuity contracts issued by the Company. Prior to July 1, 2003, the Account was a segregated investment account of IL Annuity and Insurance Company. On June 30, 2003, IL Annuity and Insurance Company merged into its parent, Indianapolis Life Insurance Company.
Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the Company’s other assets and liabilities. The portion of the Account’s assets applicable to the variable annuity contracts is not chargeable with liabilities arising out of any other business the Company may conduct.
Investments
At the direction of eligible contract holders, the Account invests in 23 investment portfolios, which in turn, own shares of the following registered series mutual funds:
Alger American Fund — MidCap Growth Portfolio and Small Capitalization Portfolio
Fidelity Variable Insurance Products Funds — Asset Manager Portfolio, Contrafund Portfolio, Equity Income Portfolio, Growth Portfolio, Index 500 Portfolio, Investment Grade Bond Portfolio, and Money Market Portfolio
T. Rowe Price International Series, Inc. — International Stock Portfolio
T. Rowe Price Fixed Income Series, Inc. — Limited-Term Bond Portfolio
Van Eck Worldwide Insurance Trust — Worldwide Hard Assets Portfolio
Pioneer Fund VCT Portfolio — Class I
Pioneer Growth Opportunities VCT Portfolio — Class I

11

ILICO Separate Account 1
Notes to Financial Statements (Continued)
1. Accounting Policies (continued)
Royce Capital Fund – MicroCap Portfolio
First Eagle Variable Funds, Inc. – First Eagle Overseas Variable Portfolio
Neuberger Berman Advisors Management Trust – MidCap Growth Portfolio and Socially Responsive Portfolio
PIMCO Advisors Variable Insurance Trust – OpCap Managed Portfolio, OpCap SmallCap Portfolio, High Yield Portfolio, Real Return Portfolio, and StocksPLUS Growth and Income Portfolio
Investments are stated at the closing net asset values per share on the last trading day of the year.
Investment transactions are accounted for on a trade-date basis, and the cost of investments sold is determined by the average cost method.
Dividends
Dividends paid to the Account are automatically reinvested in shares of the funds on the payable date.
Federal Income Taxes
The operations of the Account are included in the federal income tax return of the Company, which is taxed as a life insurance company under the provisions of the Internal Revenue Code (IRC). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited under the contracts. Based on this, no charge is being made currently to the Account for federal income taxes. The Company will review periodically the status of this policy. In the event of changes in the tax law, a charge may be made in future years for any federal income taxes that would be attributable to the contracts.

12

ILICO Separate Account 1
Notes to Financial Statements (Continued)
1. Accounting Policies (continued)
Use of Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.
New Accounting Pronouncement
In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 “Fair Value Measurements” (SFAS 157). This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those financial statements. As of December 31, 2007, the Account does not believe the adoption of SFAS 157 will impact the financial statement amounts; however, additional disclosures will be required about the inputs used to develop the measurements and the effect of certain of the measurements on changes in net assets for the period.
2. Expense Charges and Other Transactions With Affiliate
Amounts are paid to the Company for mortality and expense guarantees at the rate of 0.003425% of the current value of the Account per day (1.25% on an annual basis). The Account also pays the Company for other expenses, such as contract maintenance fees ($7.50 per contract at the end of each quarter) and asset-based administration fees (0.15% on an annual basis).
Under these agreements, the Company is responsible for all sales, general, and administrative expenses applicable to the Account.
A surrender charge is imposed in the event of full or partial surrender during the first nine complete contract years. The withdrawal charge is 7% in the first six complete contract years, decreasing to 6% in the seventh complete contract year, and then declining by 2% in each subsequent contract year, until it is zero in contract year ten.
A transfer charge of $25 may be imposed for the thirteenth and each subsequent transfer from and among subaccounts in any one policy year.

13

ILICO Separate Account 1
Notes to Financial Statements (Continued)
3. Purchases and Sales of Securities
The cost of investments purchased and the proceeds from investments sold were as follows for the year ended December 31, 2007:

	Cost of	Proceeds
	Purchases	From Sales

Alger American MidCap Growth Portfolio	$2,897,588	$5,179,701
Alger American Small Capitalization Portfolio	74,072	2,082,725
Fidelity Asset Manager Portfolio	621,029	2,399,061
Fidelity Contrafund Portfolio	6,808,713	8,418,767
Fidelity Equity Income Portfolio	1,475,908	5,691,667
Fidelity Growth Portfolio	672,342	4,851,496
Fidelity Index 500 Portfolio	1,293,884	8,665,301
Fidelity Investment Grade Bond Portfolio	746,753	1,986,947
Fidelity Money Market Portfolio	9,265,231	7,884,882
PIMCO OpCap Managed Portfolio	820,316	2,509,123
PIMCO OpCap SmallCap Portfolio	919,823	1,202,092
T. Rowe Price International Stock Portfolio	2,021,172	3,045,492
T. Rowe Price Limited-Term Bond Portfolio	108,330	1,129,621
Van Eck Worldwide Hard Assets Portfolio	844,971	913,231
Pioneer Fund VCT Portfolio	117,922	1,400,781
Pioneer Growth Opportunities VCT Portfolio	1,110,119	2,346,994
Royce MicroCap Portfolio	847,208	1,598,064
First Eagle Overseas Variable Portfolio	837,802	4,339,504
Neuberger Berman AMT MidCap Growth Portfolio	756,874	1,855,519
Neuberger Berman AMT Socially Responsive Portfolio	96,578	939,924
PIMCO High Yield Portfolio	367,603	447,177
PIMCO Real Return Portfolio	144,224	558,746
PIMCO StocksPLUS Growth and Income Portfolio	106,092	257,031

14

ILICO Separate Account 1
Notes to Financial Statements (Continued)
4. Summary of Unit Transactions

	Year Ended December 31
	2007	2006
	Units	Units
Alger American MidCap Growth Portfolio
Contract purchases	98,628	119,964
Redemptions-withdrawals	(233,480)	(229,756)

Alger American Small Capitalization Portfolio
Contract purchases	114,468	159,424
Redemptions-withdrawals	(237,539)	(248,793)

Fidelity Asset Manager Portfolio
Contract purchases	73,177	84,595
Redemptions-withdrawals	(183,982)	(162,779)

Fidelity Contrafund Portfolio
Contract purchases	120,852	159,238
Redemptions-withdrawals	(349,652)	(360,208)

Fidelity Equity Income Portfolio
Contract purchases	134,653	177,734
Redemptions-withdrawals	(333,613)	(357,770)

Fidelity Growth Portfolio
Contract purchases	179,551	202,142
Redemptions-withdrawals	(387,583)	(403,976)

Fidelity Index 500 Portfolio
Contract purchases	159,659	198,643
Redemptions-withdrawals	(473,273)	(522,265)

Fidelity Investment Grade Bond Portfolio
Contract purchases	141,125	146,954
Redemptions-withdrawals	(225,213)	(261,064)

Fidelity Money Market Portfolio
Contract purchases	757,533	455,437
Redemptions-withdrawals	(666,327)	(486,218)

15

ILICO Separate Account 1
Notes to Financial Statements (Continued)
4. Summary of Unit Transactions (continued)

	Year Ended December 31
	2007	2006
	Units	Units
PIMCO OpCap Managed Portfolio
Contract purchases	87,720	135,172
Redemptions-withdrawals	(199,671)	(254,378)

PIMCO OpCap SmallCap Portfolio
Contract purchases	38,779	59,147
Redemptions-withdrawals	(75,271)	(92,391)

T. Rowe Price International Stock Portfolio
Contract purchases	209,350	188,282
Redemptions-withdrawals	(314,469)	(285,299)

T. Rowe Price Limited-Term Bond Portfolio
Contract purchases	29,815	50,892
Redemptions-withdrawals	(103,888)	(97,320)

Van Eck Worldwide Hard Assets Portfolio
Contract purchases	25,226	21,104
Redemptions-withdrawals	(35,677)	(32,172)

Pioneer Fund VCT Portfolio
Contract purchases	39,832	52,770
Redemptions-withdrawals	(88,601)	(111,827)

Pioneer Growth Opportunities VCT Portfolio
Contract purchases	83,706	86,170
Redemptions-withdrawals	(231,139)	(217,823)

Royce MicroCap Portfolio
Contract purchases	27,293	40,047
Redemptions-withdrawals	(58,422)	(78,852)

First Eagle Overseas Variable Portfolio
Contract purchases	36,591	47,859
Redemptions-withdrawals	(101,732)	(86,802)

16

ILICO Separate Account 1
Notes to Financial Statements (Continued)
4. Summary of Unit Transactions (continued)

	Year Ended December 31
	2007	2006
	Units	Units
Neuberger Berman AMT MidCap Growth Portfolio
Contract purchases	115,290	51,685
Redemptions-withdrawals	(241,934)	(136,066)

Neuberger Berman AMT Socially Responsive Portfolio
Contract purchases	6,446	11,167
Redemptions-withdrawals	(55,970)	(44,549)

PIMCO High Yield Portfolio
Contract purchases	39,136	44,759
Redemptions-withdrawals	(50,147)	(67,653)

PIMCO Real Return Portfolio
Contract purchases	13,367	18,985
Redemptions-withdrawals	(41,806)	(41,731)

PIMCO StocksPLUS Growth and Income Portfolio
Contract purchases	7,449	10,709
Redemptions-withdrawals	(22,620)	(20,720)

17

ILICO Separate Account 1
Notes to Financial Statements (continued)
5. Unit Values
A summary of units outstanding, unit values and net assets for variable annuity contracts at December 31, 2007, 2006, 2005, 2004, and 2003, and the ratios of investment income, expenses to average net assets, and total return for the years then ended:

					Ratio of
				Investment	Expenses to
	As of December 31			Income	Average Net	Total
	Units	Unit Value	Net Assets	Ratio (1)	Assets (2)	Return (3)
Alger American MidCap Growth Portfolio
Accumulation units:
2007	431,086	$35.039	$15,104,612	—%	1.40%	29.73%
2006	565,938	27.009	15,285,298	—	1.40	8.62
2005	675,730	24.865	16,802,036	—	1.40	8.31
2004	806,563	22.957	18,516,405	—	1.40	11.47
2003	972,490	20.594	20,027,091	—	1.40	45.76
Alger American Small Capitalization Portfolio
Accumulation units:
2007	374,963	16.285	6,106,334	—	1.40	15.61
2006	498,034	14.086	7,015,349	—	1.40	18.36
2005	587,403	11.901	6,990,609	—	1.40	15.27
2004	730,965	10.324	7,546,737	—	1.40	14.96
2003	808,345	8.981	7,259,777	—	1.40	40.37
Fidelity Asset Manager Portfolio
Accumulation units:
2007	223,908	21.100	4,724,518	6.03	1.40	13.90
2006	334,712	18.525	6,200,699	2.83	1.40	5.83
2005	412,896	17.504	7,227,243	2.87	1.40	2.61
2004	497,542	17.059	8,487,368	2.84	1.40	4.01
2003	579,098	16.401	9,497,968	3.63	1.40	16.40
Fidelity Contrafund Portfolio
Accumulation units:
2007	716,109	35.248	25,241,644	0.83	1.40	15.96
2006	944,910	30.398	28,722,931	1.26	1.40	10.18
2005	1,145,880	27.590	31,614,702	0.31	1.40	15.33
2004	1,349,767	23.924	32,291,227	0.34	1.40	13.88
2003	1,499,147	21.008	31,494,244	0.45	1.40	26.68
Fidelity Equity Income Portfolio
Accumulation units:
2007	467,405	25.071	11,718,489	1.47	1.40	0.12
2006	666,364	25.042	16,686,812	3.27	1.40	18.52
2005	846,000	21.128	17,874,131	1.71	1.40	4.40
2004	1,015,865	20.237	20,557,718	1.49	1.40	9.98
2003	1,051,854	18.401	19,355,644	1.82	1.40	28.53

18

ILICO Separate Account 1
Notes to Financial Statements (continued)
5. Unit Values (continued)

					Ratio of
				Investment	Expenses to
	As of December 31			Income	Average Net	Total
	Units	Unit Value	Net Assets	Ratio (1)	Assets (2)	Return (3)
Contracts in the annuitization period:
2007	—	$—	$—	—%	—%	—%
2006	—	—	—	—	—	—
2005	400	16.468	6,587	1.71	1.40	(4.21)
2004	834	17.191	14,337	1.49	1.40	5.94
2003	1,268	16.226	20,575	1.82	1.40	20.79
Fidelity Growth Portfolio
Accumulation units:
2007	691,380	22.293	15,413,013	0.86	1.40	25.20
2006	899,411	17.806	16,014,907	0.42	1.40	5.37
2005	1,101,245	16.898	18,608,301	0.53	1.40	4.34
2004	1,360,891	16.195	22,039,166	0.28	1.40	1.95
2003	1,642,904	15.885	26,098,233	0.25	1.40	31.01
Fidelity Index 500 Portfolio
Accumulation units:
2007	960,878	25.247	24,258,907	3.51	1.40	3.97
2006	1,274,491	24.282	30,946,906	1.82	1.40	14.13
2005	1,597,762	21.276	33,994,229	1.86	1.40	3.38
2004	1,935,795	20.581	39,840,854	1.35	1.40	9.08
2003	2,262,283	18.868	42,684,652	1.52	1.40	26.61
Contracts in the annuitization period:
2007	—	—	—	—	—	—
2006	—	—	—	—	—	—
2005	351	15.707	5,513	1.86	1.40	(5.56)
2004	733	16.628	12,188	1.35	1.40	5.37
2003	1,114	15.787	17,587	1.52	1.40	102.36
Fidelity Investment Grade Bond Portfolio
Accumulation units:
2007	283,625	17.095	4,848,706	4.55	1.40	2.90
2006	367,712	16.614	6,109,249	4.24	1.40	2.91
2005	481,822	16.144	7,778,736	3.77	1.40	0.78
2004	561,609	16.019	8,996,445	4.35	1.40	3.01
2003	634,162	15.551	9,862,151	4.18	1.40	3.75
Fidelity Money Market Portfolio
Accumulation units:
2007	343,628	13.756	4,727,083	5.07	1.40	3.76
2006	252,423	13.258	3,346,734	4.76	1.40	3.42
2005	283,204	12.819	3,630,492	2.95	1.40	1.60
2004	378,725	12.617	4,778,406	1.19	1.40	(0.19)
2003	454,871	12.641	5,750,164	1.42	1.40	(0.39)

19

ILICO Separate Account 1
Notes to Financial Statements (continued)
5. Unit Values (continued)

					Ratio of
				Investment	Expenses to
	As of December 31			Income	Average Net	Total
	Units	Unit Value	Net Assets	Ratio (1)	Assets (2)	Return (3)
PIMCO OpCap Managed Portfolio
Accumulation units:
2007	328,065	$20.637	$6,770,365	2.20%	1.40%	1.62%
2006	440,017	20.308	8,936,033	1.82	1.40	7.62
2005	559,223	18.780	10,502,064	1.24	1.40	4.33
2004	692,238	18.087	12,520,672	1.51	1.40	9.24
2003	818,557	16.558	13,553,995	2.10	1.40	20.06
PIMCO OpCap SmallCap Portfolio
Accumulation units:
2007	108,300	29.244	3,167,161	—	1.40	(0.82)
2006	144,792	29.487	4,269,506	—	1.40	22.37
2005	178,036	24.096	4,289,982	—	1.40	(1.32)
2004	210,026	24.419	5,128,637	0.05	1.40	16.25
2003	293,328	21.006	6,161,535	0.12	1.40	40.69
T. Rowe Price International Stock Portfolio
Accumulation units:
2007	428,362	19.493	8,350,159	1.31	1.40	11.46
2006	533,481	17.489	9,329,923	1.12	1.40	17.45
2005	630,498	14.890	9,388,390	1.55	1.40	14.43
2004	734,375	13.012	9,555,776	1.09	1.40	12.20
2003	777,810	11.597	9,020,613	3.66	1.40	28.71
T. Rowe Price Limited-Term Bond Portfolio
Accumulation units:
2007	116,729	15.038	1,755,421	4.33	1.40	4.02
2006	190,802	14.457	2,758,355	3.99	1.40	2.63
2005	237,230	14.087	3,341,882	3.55	1.40	0.34
2004	272,361	14.040	3,823,873	3.29	1.40	(0.32)
2003	311,230	14.085	4,383,560	1.57	1.40	2.86
Van Eck Worldwide Hard Assets Portfolio
Accumulation units:
2007	75,636	41.664	3,151,299	0.12	1.40	43.34
2006	86,087	29.067	2,502,306	0.07	1.40	22.78
2005	97,155	23.675	2,300,159	0.36	1.40	49.58
2004	120,254	15.828	1,903,322	0.46	1.40	22.26
2003	158,603	12.946	2,053,213	0.18	1.40	43.08
Pioneer Fund VCT Portfolio
Accumulation units:
2007	181,427	25.708	4,664,087	1.20	1.40	3.53
2006	230,196	24.832	5,716,113	1.32	1.40	15.03
2005	289,253	21.588	6,244,452	1.31	1.40	4.71

20

ILICO Separate Account 1
Notes to Financial Statements (continued)
5. Unit Values (continued)

					Ratio of
				Investment	Expenses to
	As of December 31			Income	Average Net	Total
	Units	Unit Value	Net Assets	Ratio (1)	Assets (2)	Return (3)
Pioneer Growth Opportunities VCT Portfolio
Accumulation units:
2007	443,111	$13.693	$6,067,331	—%	1.40%	(5.20)%
2006	590,542	14.443	8,529,241	—	1.40	4.14
2005	722,195	13.869	10,016,017	—	1.40	5.22
2004	915,764	13.181	12,070,969	—	1.40	20.63
2003	1,310,432	10.927	14,318,921	—	1.40	40.98
Royce MicroCap Portfolio
Accumulation units:
2007	154,436	40.463	6,248,912	1.33	1.40	2.53
2006	185,565	39.464	7,323,054	0.17	1.40	19.40
2005	224,370	33.051	7,415,727	0.50	1.40	10.07
2004	288,494	30.027	8,662,642	—	1.40	12.27
2003	346,341	26.746	9,263,068	—	1.40	47.11
First Eagle Overseas Variable Portfolio
Accumulation units:
2007	263,186	50.508	13,292,945	—	1.40	6.31
2006	328,328	47.512	15,599,416	6.64	1.40	23.36
2005	367,271	38.516	14,145,734	2.15	1.40	19.78
2004	431,603	32.155	13,878,216	2.31	1.40	25.68
2003	478,049	25.586	12,231,270	0.04	1.40	48.98
Neuberger Berman AMT MidCap Growth Portfolio
Accumulation units:
2007	317,599	8.547	2,714,446	—	1.40	20.82
2006	444,242	7.074	3,142,418	—	1.40	13.11
2005	528,623	6.254	3,305,826	—	1.40	12.18
2004	617,163	5.575	3,440,670	—	1.40	14.69
2003	391,020	4.861	1,900,588	—	1.40	26.33
Neuberger Berman AMT Socially Responsive Portfolio
Accumulation units:
2007	58,015	16.391	950,943	0.07	1.40	6.12
2006	107,539	15.446	1,661,094	0.18	1.40	12.13
2005	140,921	13.775	1,941,179	—	1.40	5.38
2004	174,200	13.071	2,276,998	—	1.40	11.71
2003	193,869	11.701	2,268,433	—	1.40	32.53

21

ILICO Separate Account 1
Notes to Financial Statements (continued)
5. Unit Values (continued)

					Ratio of
				Investment	Expenses to
	As of December 31			Income	Average Net	Total
	Units	Unit Value	Net Assets	Ratio (1)	Assets (2)	Return (3)
PIMCO High Yield Portfolio
Accumulation units:
2007	83,733	$14.295	$1,196,963	6.98%	1.40%	2.08%
2006	94,744	14.004	1,326,820	6.90	1.40	7.57
2005	117,638	13.019	1,531,492	6.57	1.40	2.68
2004	133,614	12.680	1,694,188	6.66	1.40	8.01
2003	220,261	11.739	2,585,589	1.75	1.40	21.21
PIMCO Real Return Portfolio
Accumulation units:
2007	81,797	17.587	1,438,535	4.69	1.40	9.11
2006	110,233	16.119	1,776,803	4.22	1.40	(0.68)
2005	132,979	16.230	2,158,257	2.76	1.40	0.68
2004	146,582	16.121	2,362,985	0.95	1.40	7.39
2003	215,360	15.011	3,232,766	2.43	1.40	7.36
PIMCO StocksPLUS Growth and Income Portfolio
Accumulation units:
2007	34,446	11.611	399,956	7.28	1.40	5.37
2006	49,620	11.019	546,772	4.84	1.40	13.32
2005	59,631	9.724	579,879	2.22	1.40	2.06
2004	72,444	9.528	690,250	1.67	1.40	9.28
2003	87,555	8.719	763,417	0.56	1.40	28.58

(1)	These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

(2)	These ratios represent the annualized contract expense of the separate account, consisting primarily of mortality and expense risk charges, for the period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

(3)	These amounts represent the total return for the period indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption of units; inclusion of these expenses in the calculation would result in a reduction in the total return presented.
6. Event (Unaudited) Subsequent to the Date of the Report of Independent Registered Public Accounting Firm
On August 13, 2008, the board of directors of Indianapolis Life Insurance Company (ILICO) approved the merger of ILICO into Aviva Life and Annuity Company (ALAC), an affiliated company, subject to regulatory approval. It is anticipated the merger will occur on September 30, 2008. As a result of the merger, ALAC will assume ownership of all assets, and responsibility for all liabilities of ILICO, including those of the separate account.

22

PART C
Item 24. Financial Statements and Exhibits
(a)	Financial Statements
All required financial statements are included in Part B of this Registration Statement.
(b)	Exhibits
(1)(a)	Certified Resolution of the Board of Directors of IL Annuity and Insurance Company (the “Company”) Authorizing Establishment of IL Annuity and Insurance Co. Separate Account 1 (the “Separate Account”).1/

(b)	Resolution of the Board of Directors of the Company Authorizing Redomestication of the Company to the State of Kansas.2/

(c)	Resolution of the Board of Directors of Indianapolis Life Insurance Company Authorizing Redomestication of the Separate Account to Indiana and the name change of the separate account.3/

(d)	Officer’s Certificate of IL Annuity and Insurance Company dated June 25, 2003 and Officer’s Certificate of Indianapolis Life Insurance Company dated June 25, 2003 for Agreement of Merger Between, IL Annuity and Insurance Company and Indianapolis Life Insurance Company.7/

(e)	Written Consent of the Directors of Aviva Life and Annuity Company in Lieu of a Meeting, dated September 5, 2008.7/

(2)	Not applicable.

(3)(a)	Distribution Agreement dated September 1, 1995, By And Between, IL Annuity and Insurance Company and IL Securities, Inc.7/

(b)	Form of Sales Agreement, By And Among the Company, IL Securities, Inc. and a broker-dealer, together with schedule of substantially identical documents omitted from filing pursuant to Rule 8b-31 under the Investment Company Act of 1940.7/

(c)	Amendment to Distribution Agreement, dated June 30, 2003, By And Between Indianapolis Life Insurance Company and IL Securities, Inc.7/

(d)	Amendment No. 2 to Distribution Agreement, dated October 25, 2007, By And Between Indianapolis Life Insurance Company and IL Securities, Inc.7/

(e)	Amendment No. 3 to Distribution Agreement, dated September 30, 2008, By And Among Aviva Life and Annuity Company, Indianapolis Life Insurance Company, and Aviva Securities, LLC.7/

(4)(a)(i)	Form of Contract for the Visionary Flexible Premium Deferred Variable Annuity.4/

(ii)	Form of Contract for the Visionary Choice Flexible Premium Deferred Variable Annuity.5/

(b)	Form of Qualified Plan Endorsement, IRA Endorsement, Endorsement for Qualified 403(b) Annuity, Unisex Rider, Additional Waiver of Withdrawal Charge Rider — Hospitalization, Additional Waiver of Withdrawal Charge Rider - Terminal Illness, Additional Waiver of Withdrawal Charge Rider — Long Term Care, and Additional Waiver of Withdrawal Charge Rider — Post Secondary Education.4/

(c)	Form of Roth IRA Endorsement.1/

(d)	Endorsement to Contract Dated May 1997.4/

(5)(a)	Revised Form of Application for the Visionary Flexible Premium Deferred Variable Annuity.5/

(b)	Revised Form of Application for the Visionary Choice Flexible Premium Deferred Variable Annuity.5/

(6)(a)	Articles of Incorporation of IL Annuity and Insurance Company.4/

(b)	By-Laws of IL Annuity and Insurance Company.4/

(c)	Amended and Restated Articles of Incorporation of IL Annuity and Insurance Company.2/

(d)	By-Laws of IL Annuity and Insurance Company, as Amended and Restated December 21, 2000.2/

(e)	Amended and Restated Articles of Incorporation of Indianapolis Life Insurance Company.3/

(f)	By-Laws of Indianapolis Life Insurance Company, as Amended and Restated as of February 14, 2002.3/

(g)	Articles of Merger of IL Annuity and Insurance Company With And Into Indianapolis Life Insurance Company, dated June 25, 2003.7/

(h)	Amended and Restated Articles of Incorporation of American Mutual Life Insurance Company, dated June 13, 1996.7/

(i)	Articles of Amendment to the Amended and Restated Articles of Incorporation of AmerUs Life Insurance Company, dated August 3, 2007.7/

(j)	Amended and Substituted ByLaws of Aviva Life and Annuity Company, effective November 1, 2007.7/

(k)	Articles of Merger of Indianapolis Life Insurance Company With And Into Aviva Life and Annuity Company, effective September 30, 2008.7/

(7)(a)(i)	Automatic Annuity Reinsurance Agreement, dated May 12, 1997, By And Between, IL Annuity and Insurance Company and Riunione Adriatica Di Sicurta.7/

(ii)	Amendment No. 1 to the Automatic Annuity Reinsurance Agreement, dated May 18, 1998, By And Between IL Annuity and Insurance Company and Riunone Adriatica Di Sicurta, S.p.A.7/

(8)(a)(i)	Participation Agreement, dated September 5, 1995, By And Among, The Alger American Fund, Fred Alger & Company, Incorporated and IL Annuity and Insurance Company.7/

(ii)	Amendment to Participation Agreement, dated June 1, 2001, By And Among, IL Annuity and Insurance Company, The Alger American Fund, and Fred Alger & Company.7/

(iii)	Amendment No. 2 to Participation Agreement, dated June 30, 2003, By And Among, The Alger American Fund, Fred Alger & Company, Incorporated, and Indianapolis Life Insurance Company.7/

(iv)	Amendment No. 3 to Participation Agreement, dated October 1, 2008, By And Among The Alger American Fund, Fred Alger & Company, Incorporated, and Aviva Life and Annuity Company.7/

(v)	Rule 22c-2 Agreement, dated April 16, 2007, By And Between, Fred Alger & Company, Incorporated and Indianapolis Life Insurance Company.7/

(b)(i)	Participation Agreement among Fidelity Variable Insurance Products Fund, Fidelity Distributors Corporation and IL Annuity and Insurance Company.7/

(ii)	Sub-License Agreement, dated September 5, 1995, By And Between Fidelity Distributors Corporation and IL Annuity and Insurance Company.7/

(iii)	Amendment No. 2 to Participation Agreement, dated June 30, 2003, By And Among Variable Insurance Products Fund, Fidelity Distributors Corporation, and Indianapolis Life Insurance Company.7/

(iv)	Amendment No. 3 to Participation Agreement, dated September 18, 2003, By And Among Variable Insurance Products Fund, Fidelity Distributors Corporation, and Aviva Life and Annuity Company.7/

(v)	Rule 22c-2 Shareholder Information Agreement Related to Variable Insurance Products, dated April 5, 2007, By And Between, Indianapolis Life Insurance Company and Fidelity Distributors Corporation.7/

(c)(i)	Participation Agreement, dated September 5, 1995, By And Among Fidelity Variable Insurance Products Fund II, Fidelity Distributors Corporation and IL Annuity and Insurance Company.7/

(ii)	Amendment to Participation Agreement, dated June 1, 2001, By And Among, Variable Insurance Products Fund II, Fidelity Distributors Corporation, and IL Annuity and Insurance Company.7/

(iii)	Amendment No. 2 to Participation Agreement, dated June 30, 2003, By And Among, Variable Insurance Products Fund II, Fidelity Distributors Corporation, and Indianapolis Life Insurance Company (successor in interest to IL Annuity and Insurance Company).7/

(iv)	Amendment No. 3 to Participation Agreement, dated September 18, 2008, By And Among Variable Insurance Products Fund II, Fidelity Distributors Corporation, and Aviva Life and Annuity Company.7/

(v)	Rule 22c-2 Shareholder Information Agreement Related to Variable Insurance Products, dated April 5, 2007, By And Between, Indianapolis Life Insurance Company and Fidelity Distributors Corporation. (See Exhibit (8)(b)(v) filed herewith)

(d)(i)	Participation Agreement, dated September 1, 1997, By And Among SoGen Variable Funds, Inc., Societe Generale Securities Corporation, and IL Annuity and Insurance Company.7/

(ii)	Amendment to Agreement, dated February 8, 2001, By and Among IL Annuity and Insurance Company, SoGen Variable Funds, Inc., and Arnhold and S. Bleichroeder, Inc.7/

(iii)	Amendment No. 2 to Participation Agreement, dated June 30, 2007, By And Among Indianapolis Life Insurance Company, First Eagle Variable Funds, Inc. and First Eagle Funds Distributors.7/

(iv)	Amendment No. 3 to Participation Agreement, dated October 1, 2008, By And Among, Aviva Life and Annuity Company, First Eagle Variable Funds, Inc., and Societe Generale Securities Corporation.7/

(v)	First Eagle Funds Rule 22c-2 Agreement, dated April 9, 2007, By And Between, First Eagle Funds Distributors and Indianapolis Life Insurance Company.7/

(e)(i)	Fund Participation Agreement, dated August 1, 1999, By And Among, Neuberger Berman Advisers Management Trust, Advisers Managers Trust, Neuberger Berman Management Inc. and IL Annuity and Insurance Company.7/

(ii)	Addendum to Fund Participation Agreement, dated May 1, 2000, By and Among, IL Annuity and Insurance Company, Neuberger Berman

Advisers Management Trust, Advisers Management Trust, and Neuberger Berman Management Inc.7/

(iii)	Amendment to Participation Agreement, dated June 1, 2001, By And Among, IL Annuity and Insurance Company, Neuberger Berman Advisers Management Trust, Advisers Management Trust, and Neuberger Berman Management Inc.7/

(iv)	Amendment No. 2 to Participation Agreement, dated June 30, 2003, By And Among, Neuberger Berman Advisers Management Trust, Advisers Management Trust, Neuberger Berman Management Inc., and Indianapolis Life Insurance Company.7/

(v)	Amendment No. 3 to Participation Agreement, dated October 1, 2008, By And Among, Neuberger Berman Advisers Management Trust, Neuberger Berman Management, Inc., and Aviva Life and Annuity Company.7/

(vi)	Rule 22c-2 Shareholder Information Access Agreement, dated October 1, 2008, By And Between Neuberger Berman Management Inc. and Aviva Life and Annuity Company.7/

(f)(i)	Participation Agreement, dated October 1, 1999, By And Among, IL Annuity and Insurance Company, PIMCO Variable Insurance Trust, and PIMCO Funds Distributors LLC.7/

(ii)	Amendment to Participation Agreement, dated June 1, 2001, By And Among, IL Annuity and Insurance Company, PIMCO Variable Insurance Trust, and PIMCO Funds Distributors LLC.7/

(iii)	Amendment No. 2 to Participation Agreement, dated June 30, 2003, By And Among, Indianapolis Life Insurance Company, PIMCO Variable Insurance Trust, and PIMCO Advisors Distributors LLC.7/

(iv)	Amendment No. 3 to Participation Agreement among Aviva Life and Annuity Company, PIMCO Variable Insurance Trust, and Allianz Global Investors Distributors LLC Company.7/

(v)	Rule 22c-2 Agreement to Participation Agreement, dated April 5, 2007, By And Among, Allianz Global Investors Distributors LLC, Premier VIT,PIMCO Variable Insurance Trust, and Indianapolis Life Insurance Company.7/

(vi)	Services Agreement, dated October 1, 1999, By And Between IL Annuity and Insurance Company and Pacific Investment Management Company.

(g)(i)	Participation Agreement, dated December 10, 2004, By And Among Pioneer Variable Contracts Trust, Indianapolis Life Insurance Company, Pioneer Funds Distributor, Inc., and Pioneer Funds Distributor, Inc.7/

(ii)	Amendment No. 1 to the Participation Agreement, dated September 9, 2008, By And Among, Pioneer Variable Contracts Trust, Aviva Life and Annuity Company, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc.7/

(iii)	Information Sharing Agreement, dated September 20, 2007, By And Between, Indianapolis Life Insurance Company and Pioneer Investment Management Shareholder Services, Inc.7/

(h)(i)	Participation Agreement, dated September 5, 1995, By And Among, Quest for Value Accumulation Trust, Quest for Value Distributors and IL Annuity and Insurance Company.7/

(ii)	Amendment to Participation Agreement, dated March 22, 2000, By and Among, OCC Accumulation Trust, OCC Distributors, and IL Annuity and Insurance Company.7/

(iii)	Amendment No. 2 to Participation Agreement, dated June 30, 2003, By And Among, PIMCO Advisors VIT, OCC Distributors LLC, and Indianapolis Life Insurance Company.7/

(iv)	Amendment of Participation Agreement, dated August 28, 2007, By And Among, Indianapolis Life Insurance Company, Premier VIT, and Allianz Global Investors Distributors LLC.7/

(v)	Amendment No. 3 to Participation Agreement Among, Premier VIT, OCC Distributors, and Aviva Life and Annuity Company.7/

(vi)	Rule 22c-2 Amendment to Participation Agreement, dated April 5, 2007, By And Between, Allianz Global Investors Distributors LLC, Premier VIT, PIMCO Variable Insurance Trust, and Indianapolis Life Insurance Company.7/

(i)(i)	Participation Agreement, dated June 13, 1997, By And Among, Royce Capital Fund, Royce & Associates, Inc. and IL Annuity and Insurance Company.7/

(ii)	Amendment No. 1 to the Participation Agreement, dated June 30, 2003, By And Among, Royce Capital Fund, Royce & Associates, Inc., and Indianapolis Life Insurance Company.7/

(iii)	Amendment No. 2 to the Participation Agreement, dated October 1, 2008, By And Among, Royce Capital Fund, Royce & Associates, Inc., and Aviva Life and Annuity Company.7/

(iv)	Information Sharing Agreement, dated April 16, 2007, By And Between, Royce Fund Services, Inc., and Indianapolis Life Insurance Company.7/

(j)(i)	Participation Agreement, dated September 5, 1995, By And Among, T. Rowe Price Fixed Income Series, Inc., T. Rowe Price Investment Services, Inc. and IL Annuity and Insurance Company.7/

(ii)	Amendment to Participation Agreement, dated June 1, 2001, By And Among, IL Annuity and Insurance Company, T. Rowe Price Fixed Income Series, Inc. and T. Rowe Price Investment Services, Inc.7/

(iii)	Amendment No. 2 to Participation Agreement, dated June 30, 2003, By And Among, T. Rowe Price Fixed Income Series, Inc., T. Rowe Price Investment Services, Inc., and Indianapolis Life Insurance

Company.7/

(iv)	Amendment No. 3 to Participation Agreement, dated October 1, 2008, By And Among, T. Rowe Price Fixed Income Series, Inc., T. Rowe Price Investment Services, Inc., and Aviva Life and Annuity Company.7/

(v)	T. Rowe Price Funds Rule 22c-2 Shareholder Information Agreement, dated April 16, 2007, By And Between, T. Rowe Price Services, Inc., T. Rowe Price Investment Services, Inc., and Indianapolis Life Insurance Company.7/

(k)(i)	Participation Agreement, dated September 5, 1995, By And Among, T. Rowe Price International Series, Inc., T. Rowe Price Investment Services, Inc. and IL Annuity and Insurance Company.7/

(ii)	Amendment to Participation Agreement, dated June 1, 2001, By And Among, IL Annuity and Insurance Company, T. Rowe Price International Series, Inc., and T. Rowe Price Investment Services, Inc.7/

(iii)	Amendment No. 2 to Participation Agreement, June 30, 2003, By And Among, T. Rowe Price International Series, Inc., T. Rowe Price Investment Services, Inc., and Indianapolis Life Insurance Company.7/

(iv)	Amendment No. 3 to Participation Agreement, dated October 1, 2008, By And Among T. Rowe Price International Series, Inc., T. Rowe Price Investment Services, Inc., and Aviva Life and Annuity Company.7/

(v)	T. Rowe Price Funds Rule 22c-2 Shareholder Information Agreement, dated April 16, 2007, By And Between, T. Rowe Price Services, Inc., T. Rowe Price Investment Services, Inc., and Indianapolis Life Insurance Company. (See Exhibit (8)(j)(v) filed herewith)

(l)(i)	Fund Participation Agreement, dated September 5, 1995, By And Among, IL Annuity and Insurance Company, Van Eck Worldwide Insurance Trust, and Van Eck Associates Corporation.7/

(ii)	Second Amendment to Participation Agreement, dated June 1, 2001, By And Among, IL Annuity and Insurance Company, Van Eck Worldwide Insurance Trust, and Van Eck Associates Corporation.7/

(iii)	Amendment No. 3 to Participation Agreement, dated June 30, 2003, By And Among, Indianapolis Life Insurance Company, Van Eck Worldwide Insurance Trust, and Van Eck Associates Corporation.7/

(iv)	Supplemental Agreement to Participation Agreement, dated November 7, 2005, By And Among, Van Eck Worldwide Insurance Trust, Van Eck Securities Corporation, Van Eck Associates Corporation, and Indianapolis Life Insurance Company.7/

(v)	Amendment No. 4 to Participation Agreement, dated October 1, 2007, By And Among, Van Eck Worldwide Insurance Trust, Van Eck Associates Corporation, and Aviva Life and Annuity Company.7/

(vi)	Van Eck Shareholder Information Agreement, dated October 1, 2008, By And Between, Aviva Life and Annuity Company and Van Eck Securities Corporation.7/

(m)(i)	Management and Administrative Service Agreement, dated October 1, 2002, By And Between, IL Annuity and Insurance Company and Ameritas Life Insurance Corp.7/

(ii)	Amendment No. 1 to Management and Administrative Service Agreement, dated June 30, 2003, By And Among, IL Annuity and Insurance Company and Ameritas Life Insurance Corp.7/

(iii)	Amendment No. 1 to Management and Administrative Service Agreement, dated October 1, 2002, By And Between, Indianapolis Life Insurance Company and Ameritas Life Insurance Corp.7/

(iv)	Amendment No. 3 to Management and Administrative Service Agreement, dated October 1, 2005, By And Between, Indianapolis Life Insurance Company and Ameritas Life Insurance Corp.7/

(v)	Amendment No. 4 to Management and Administrative Service Agreement, dated September 30, 2008, By And Among, Aviva Life and Annuity Company, Indianapolis Life Insurance Company, and Ameritas Life Insurance Corp.7/

(9)	Opinion and Consent of Leif Gustafson.7/

(10)(a)	Consent of Sutherland Asbill & Brennan LLP.7/

(b)	Consent of Ernst & Young LLP.7/

(11)	No financial statements will be omitted from Item 23.

(12)	Not applicable.

(13)	Schedule of Performance Computations.6/

(14)	Not applicable.

(15)	Powers of Attorney.7/

1/	Incorporated herein by reference to Exhibit Nos. 1 and 4.C of Post-Effective Amendment No. 6 on Form N-4 for IL Annuity and Insurance Co. Separate Account 1 filed with the SEC on April 30, 1998 (File Nos. 33-89028 and 811-08964).

2 /	Incorporated herein by reference to Exhibit Nos. 1(b), 6(c), and 6(d) of Pre-Effective Amendment No. 1 on Form N-4 for IL Annuity and Insurance Co. Separate Account 1 filed with the SEC on July 12, 2001 (File Nos. 333-54972 and 811-08964).

3/	Incorporated herein by reference to Exhibit Nos. 1(c), 6(e), and 6(f) of the Initial Registration Statement on Form N-4 for IL Annuity and Insurance Co. Separate Account 1 filed with the SEC on June 30, 2003 (File Nos. 333-106668 and 811-08964).

4/	Incorporated herein by reference to Exhibit Nos. 4(a)(i), 4(b), 4(d), 6(a), and 6(b) of the Post-Effective Amendment No. 7 on Form N-4 for IL Annuity and Insurance Co. Separate Account 1 filed with the SEC on March 1, 1999 (File Nos. 33-89028 and 811-08964).

5/	Incorporated herein by reference to Exhibit Nos. 4(a)(ii), 5(a), and 5(b) of the Post-Effective Amendment No. 10 on Form N-4 for IL Annuity and Insurance Co. Separate Account 1 filed with the SEC on April 27, 2000 (File Nos. 33-89028 and 811-08964).

6/	Incorporated herein by reference to Exhibit No. 13 of the Post-Effective Amendment No. 5 on Form N-4 for IL Annuity and Insurance Co. Separate Account 1 filed with the SEC on August 8, 1997 (File Nos. 33-89028 and 811-08964).

7/	Filed Herewith.
[Space Intentionally Left Blank]

Item 25. Directors and Officers of Aviva Life and Annuity Company

Name and Principal
Business Address[1]	Position and Office with Depositor
Thomas C. Godlasky	Chairman, President & Chief Executive Officer and Director

Gregory D. Boal	Executive Vice President-Chief Investment Officer and Director

Mark V. Heitz[2]	Executive Vice President-Sales and Distribution and Director

Christopher J. Littlefield	Executive Vice President-Chief Operating Officer and Director

Brian J. Clark	Executive Vice President-Chief Strategy Officer and Director

Siva I. Pathman[5]	Executive Vice President-Insurance Administration and Director

Michael D. Boltz[3]	Executive Vice President-Chief Information Officer

Mark K. Hammond[4]	Senior Vice President and Director

Brenda J. Cushing	Executive Vice President, Chief Financial Officer and Treasurer

Michael H. Miller	Executive Vice President, General Counsel and Secretary

Maureen H. Closson[3]	Senior Vice President-Compliance

Paul J. Curran	Vice President-Statutory Accounting

Lisa P. Foxworthy-Parker[3]	Senior Vice President-Business Decision Support

David M. Wingert	Senior Vice President-Controller

Ronald P. Wittenwyler[3]	Vice President-Financial Analysis

Leif Gustafson	Assistant Secretary

[1]	Unless otherwise indicated, the principal business address is: 699 Walnut Street, Des Moines, IA 50309

[2]	Principal business address is: AmVestors Place, 555 South Kansas, Topeka, KS 66603

[3]	Principal business address is: 611 Fifth Avenue, Des Moines, IA 50309

[4]	Principal business address is: 77 West Wacker Drive, 46th Floor, Chicago, IL 60601

[5]	Principal business address is: 400 Locust Street, Des Moines, IA 50309

Item 26.	Persons Controlled by or Under Common Control With the Depositor or Registrant
The following information concerns those companies that may be deemed to be controlled by or under common control with Aviva Life and Annuity Company (“ALAC”) (all ownership percentages are 100% unless otherwise stated).

Aviva plc (United Kingdom)
Aviva — COFCO Life Insurance Co. Ltd. (China) (50%)
General Accident plc (United Kingdom)
Aviva Group Holdings Limited (United Kingdom)
Aviva International Insurance Limited (United Kingdom)
Morley Property Developments Limited (United Kingdom)
HPI Limited (United Kingdom)
Aviva Insurance Limited (United Kingdom)
General Accident Developments Limited (United Kingdom)
CGU Bonus Limited (United Kingdom)
CGU Credit Services Limited (United Kingdom)
Norwich Union Insurance Services Limited (United Kingdom)
IQUO Limited (United Kingdom) (66.67%)
Scottish Boiler and General Insurance Company Limited (United Kingdom)
General Accident Executor and Trustee Company Limited (United Kingdom)
Norwich Union Insurance Limited (United Kingdom)
London and Edinburgh Insurance Company Ltd. (United Kingdom)
Norwich Union Life Direct Ltd (United Kingdom)
Norwich Union Risk Services Ltd. (United Kingdom)
NUI Investments Limited (United Kingdom)
Union Insurance Company (United Kingdom)
Norwich Union Mortgages (General) Ltd. (United Kingdom)
Security Assurance Services Ltd. (United Kingdom)
London and Edinburgh Insurance Group Ltd. (United Kingdom)
Haven Insurance Policies Ltd. (United Kingdom)
Aviva International Holdings Limited (United Kingdom)
Woori Aviva Life Insurance Co. Ltd [46% -tbc] (S. Korea)
Undershaft (No.1) Limited (United Kingdom)
Aviva Australia Holdings Limited (Australia)
Aviva Australia Limited (Australia)
Tokara Pty Ltd. (Australia)
Aviva UK Limited (Australia) (90.60%) (Aviva Australia Holdings Limited 9.40%)
Aviva Fixed Assets (1) Pty Ltd. (Australia)
Aviva Fixed Assets (2) Pty Ltd. (Australia)
Aviva Marketing Services Pty Limited (Australia)
Gallagher Lane Pty. Ltd.
n-able Pty Ltd. (Australia)
Navigator Australia Limited (Australia)
NIML Pty Limited (Australia)
Norwich Union Life Australia Limited (Australia)
Vynotas Pty Ltd. (Australia)
NULIFE Insurance Limited (Australia)
NULIS Nominees (Australia) Limited (Australia)
NZI Leasing Corporation Ptry Limited (Australia)
PremiumChoice Nominees Pty Limited (Australia)
Norwich Union Overseas Holdings Ltd.
Undershaft (No. 2) BV (Netherlands)
Aviva Canada, Inc. (Ontario) (Canada)
Insurance Agent Service, Inc. (Ontario) (Canada)
Aviva Insurance Company of Canada (Canada)
Aviva Investment Canada, Inc. (Ontario) (Canada)
CGU Canada Services, Ltd. (Ontario) (Canada)
Elite Insurance Company (Canada)
Pilot Insurance Company (Canada)
Premier Marine Managers Insurance Group (Canada) Inc. (Ontario) (Canada) (50%)
1695711 Ontario Inc. (20%) (Ontario)
Assurances Jean-Claude Leclerc Inc. (20%) (Quebec)
Bay-Mill Speciality Insurance Adjusters Inc. (Federal)
National Home Warranty Group, Inc. (Ontario)
Beveridge Insurance Brokers, Ltd. (British Columbia)
Pro-Form Insurance Services (B.C.) Inc. (British Columbia)
J. Folk & Associates Agencies Ltd. (Alberta)

S&Y Insurance Company (Canada)
Services d’Assurances Youville Inc. (Quebec) (Canada)
Scottish & York Insurance Co. Limited (Canada)
Traders General Insurance Company (Canada)
Victoria Reinsurance Company Ltd. (Barbados)
Yorkshire Insurance Managers Ltd. (British Columbia) (Canada)
OIS Ontario Insurance Services Ltd. (Ontario) (Canada)
Wayfarer Insurance Brokers Ltd. (Canada)
Aviva Participations SA (France) (99.99%)
Aviva France SA (France) (99.97%)
Aviva Assurances SA (France) (99.99%)
La Paix SA Protection Juridique et Fiscale SA (France) (50.02%) (Aviva Vie SA 49.47%)
Agents 3A SNC (France) (50.00%)
Societe Concessionnaire des Immeubles de la Pepiniere SA (France) (66.02%) (Aviva Vie SA 33.96%)
Courcelles-Jost SAS (France) (76.73%) (Aviva Vie SA 23.27%)
Aviva Vie SA (France) (99.99%)
Fenelon-Rocroy SAS (France) (19.41%) (Aviva Vie SA 80.59%) (Aviva Assurances SA owns 19.41%)
Societe d’Epargne Viagere SA (France) (75.00%)
Antarius (France) (50.00%)
Mederic Epargne (France) (50.99%)
SOFRAGI (France) (56.37%)
Union Financiere de France Banque (France) (74.46%)
AVIVA INVESTISSEMENTS SAS (France)
VIP Conseils SA (France) (50.01%)
Epargne Actuelle SA (France) (99.99%)
AFER-SFER SICAV (France)
Betelgeuse (SICAV) (France)
Croissance Mercure SICAV (France)
SCI CARPE DIEM (France) (99.8%)
Voltaire SAS (France)
Victoire Europe SICAV (France) (97.49%)
Victoire Oblig International SICAV (France) (25.82%)
Victoire Oblirea SICAV (France) (18.47%)
Victoire SICAV (France) (95.61%)
Victoire Immo 1 SCI (France)
Selectipierre SC (a Capital Variable) (France) (99.96%)
Croissance Pierre SCI (France)
Croissance Pierre 2 SA (France) (99.99%)
Victoire Convertibles SICAV (France) (49.76%)
Victoire Valeurs Immobilieres SICAV (France)
Croissance Britannia SICAV (France)
Pierrerevenus SCPI (Real Estate Investment Trusts) (France) (86.18%)
Selectinvie SCI (France) (99.99%)
Logipierre 1 SCPI (France) (44.46%)
Victoire Developpement SICAV (France) (99.34%)
Victoire Patrimoine SICAV (France) (99.16%)
Victoire Securite Europe SICAV (France) (12.98%)
Victoire Sirius SICAV (France) (43.19%)
Logipierre 6 SCPI (Real Estate Investment Trusts) (France) (67%)
Logipierre 5 SCPI (Real Estate Investment Trusts) (France) (93.69%)
Croissance Immo SCPI (France) (45.96%)
Aviva Courtage SA (France) (99.99%)
2/10 rue Nationale — Lille SCI (France)
Norwich Immeuble Rendement SCI (France)
Norwich Union Life Insurance Society et Cie SNC (NULIS) (France) (99.99%)
Eurofil SA (France)(99.99%)
Locamat SAS (France) (99.99%)
Locamat SAS (France) (99.99%)
Trinite Vinci SA (France) (99.92%)

Chateaudun Vinci SA (France) (99.99%)
Provence Vinci SA (France) (99.88%)
Aviva Gestion d’Actifs SA (France) (99.99%)
Aviva Gestion Immobilier SA (France) (99.99%)
SOGESSUR SA (France) (35.00%)
Aviva Re Limited (Bermuda)
Curelife Limited (Bermuda) (75%) (Aviva USA Corporation 25%)
Closed Joint Stock Insurance Company Aviva (Zao) Russia) (Aviva International Insurance Limited 1 share)
OOO Inter-Trust (Russia)
CGNU-Christophodes Holdings Ltd. (Cyprus) 20.00%
Commercial Union Assurance (Cyprus) Ltd. (Cyprus)
CGU Hellas General Insurance SA (Greece)
Medrisk Management Services Ltd. (Cyprus)
N J Dimitriou (Insurance) Ltd. (Cyprus)
Norwich Union International Ltd. (Ireland)
CGU Special Investments Limited (United Kingdom)
Commercial Union Holdings (France), Ltd. (United Kingdom)
Aviva Global Services Singapore Pte. Ltd (Singapore)
Aviva Global Services Lanka (Private) Limited (Sri Lanka)
Aviva Global Services (Bangalore) Private Limited (India)
Aviva Global Shared Services Private Limited (India)
Aviva NDB Finance Lanka (Private) Limited (Sri Lanka) (58.44%)
Eagle Insurance Company plc (Sri Lanka) (87.27%)
Rainbow Trust Management Limited (Sri Lanka)
Eagle NDB Fund Management Limited (Sri Lanka)
Aviva Életbiztosító Zártköruen Muködo Részvénytársaság (Hungary)
CIMB Aviva Assurance Berhad (Malaysia) (49%)
CIMB Aviva Takaful Berhad (Malaysia) (49%)
First-Aviva Life Insurance Co., Ltd (Taiwan) (49%)
Navigator Investment Services Ltd. (Hong Kong)
Navigator Nominees Limited (Singapore)
Aviva Life Insurance Company India Ltd. (India) (26.00%)
Hibernian Group plc (Ireland)
Hibernian Health Group Limited (70%) (Ireland)
Hibernian Health Insurance Limited (Ireland)
Vivas Financial Services Limited
Hibernian General Insurance Ltd. (Ireland)
Hibernian Reinsurance Ltd. (Ireland)
CGU (ROI) Pension Trustee Ltd. (Ireland)
Hibernian Direct Limited (Ireland)
Hibernian Driving School Limited (Ireland)
Hibernian Trustee Company Ltd. (Ireland)
Hibernian Group Services Ltd. (Ireland)
Knockanevin Ltd. (Ireland)
Hibernian Life Holdings Ltd. (Ireland) (75.01%)
Hibernian Life & Pensions Ltd. (Ireland)
Hibernian Life Services Limited (Ireland)
Ark Life Assurance Company Limited (Ireland)
Hibernian Investment Finance Ltd. (Ireland)
Aviva Italia Holding SpA (Italy)
Aviva Italia SpA (Italy)
Aviva SpA (Italy) (50.00%) (Aviva Italia 1%)
Aviva Vita SpA (Italy) (50%)
Finoa srl (Italy) (50.00%)
Eurovita Assicurazioni SpA (Italy) (81.14%)
Avipop Assicurazioni SpA 100 (Italy) (50% + 1 share)
Aviva Previdenza S.p.A (Italy) (55%)
Aviva Assicurazioni SpA (Italy) (50.00%)
Avipop Vita SpA (Italy)
Petunia SpA (Italy) (40.62%)
Banca Network Investimenti SpA (Italy) (49.75%)
Aviva Life SpA (Italy) (50.00%)
UBI Assicurazioni Vita S.p.A. (Italy) (50.001%)

Area Life International Assurance Limited (Ireland) (55%)
AvivaSA Emeklilik ve Hayat A.S. (Turkey) (49.7%)
Aviva Life Insurance Company Ltd. (Hong Kong)
Aviva Sigorta AS (Turkey)
Aviva zivotni pojist’ovna a.s. (Czech Republic)
Aviva Limited (Singapore) (74.4%) (Aviva International Insurance Limited 25.6%)
CGU Group BV (Netherlands)
CGU Romania Holdings SRL (Romania)
Commercial Union Finance BV (Netherlands)
CGU International Holdings BV
Delta Lloyd NV (Netherlands) (92%)
Cyrte Investments BV (Netherlands) (85%)
Cyrte Investments GP III BV (Netherlands)
Cyrte Investments GP I BV (Netherlands)
Cyrte Fund I, C.V. (Limited partnership) (Netherlands)
Cyrte Fund I PE Holding BV (Netherlands)
Cyrte Fund I PE I B.V. (Netherlands)
Cyrte Fund I PE II B.V. (Netherlands)
Arboned BV (Netherlands) (22.00%)
Delta Lloyd ABN AMRO Verzekeringen Holding BV (Netherlands) (51%)
ABN AMRO Levensversekering NV (Netherlands)
ABN AMRO Schadeverzekering NV (Netherlands)
ABN AMRO Assuradeuren NV (Netherlands)
ABN AMRO Verzekeringen NV (Netherlands)
Amstelhuys NV (Netherlands)
Delta Lloyd Treasury B.V. (Netherlands)
Arcolex NV (Netherlands Antilles)
Assurantiekantoor Reeberg & Zonen NV (Aruba)
B.V. Assurantiekantoor J.P. van der Lubbe (Dutch Antilles)
Orion Assurantien NV (Netherlands Antilles) (33.33%)
Da Vinci Groep BV (Netherlands) (35%)
Dellvom BV (Netherlands)
Amsterdamse Beleggings Associatie BV (Netherlands)
Delta Lloyd Vastgoed Ontwikkeling B.V. (Netherlands)
Delva 31 BV (Netherlands)
Noorderplassen West Beheer BV (Netherlands) (50%)
Delta Lloyd Antillen NV (Dutch Antilles)
WOCOMM I BV (Netherlands)
Delta Lloyd Asset Management NV (Netherlands)
Delta Deelnemingenfonds NV (Netherlands) (9 priority shares at DLA, 9 priority shares at 2 third parties)
Delta Lloyd Bewaarder NV (Netherlands)
Delta Lloyd Investment Fund NV (Netherlands) (4 priority shares at DL)
Delta Lloyd Services BV (Netherlands)
Delta Lloyd Vastgoed Leasing BV (Netherlands)
DLAM Holding BV (Netherlands)
Delta Lloyd Vastgoed Fonds Management B.V. (Netherlands)
Delta Lloyd Dutch Property Fund Beheerend Vennoot BV (Netherlands)
Delta Lloyd Vastgoed Fonds NV (Netherlands)
Delta Lloyd Vastgoed Fonds Nederland BV (Netherlands)
Delta Lloyd Private Equity Fund 2007 NV (Netherlands) (61.11%)
Delta Lloyd Private Equity 2007 BV (Netherlands)
Delta Lloyd Private Equity America 2007 BV (Netherlands)
Delva 17 BV (Netherlands)
Delta Lloyd Groep Zorgverzekeringen BV (Netherlands)
OHRA Ziektekostenverzekeringen NV (Netherlands)
Delta Lloyd Zorgverzekering NV (Netherlands)
OHRA Zorgverzekeringen NV (Netherlands)
Delta Lloyd Houdstermaatschappij Verzekeringen NV (Netherlands)
Delta Lloyd Verzekeringen BV (Netherlands)
Delta Lloyd Herverzekeringsmaatschappij NV (Netherlands)
Delta Lloyd Schadeverzekering NV (Netherlands)
B. Franco Mendes BV (Netherlands)
NOWM Belegginen BV% (Netherlands)
NOWM Verzekeringen NV (Netherlands)
Risk Consultants BV (Netherlands)

Delta Lloyd Schadeverzekering Volmachtbedrijf BV (Netherlands)
General Accident BV (Netherlands)
Interjura NV (Netherlands)
Eurolloyd NV (Belgium)
Eurolloyd BV (Holland)
Nedlloyd Financieringen BV (Netherlands)
O.W.J. Schlencker Assuradeuren BV (Netherlands)
Participatiemaatschappij Delta Lloyd BV (Netherlands) (16.67%)
Praevenio Technische Verzekeringen BV (Netherlands)
Schermer Assuradeuren BV (Netherlands)
Verzekeraars Huldienst Holding BV (Netherlands) (5.25%)
DAS Holding NV (Netherlands) (15.57%)
Participatie & Financieringsmaatschappij Delta Lloyd BV (Netherlands)
Samod Assurantien BV (Netherlands) (99.975%) (0.025% Delta Lloyd Verzekeringen BV)
Lancyr van der Poel B.V (Netherlands) (30%)
Houdstermaatschappij Heijloo & Molkenboer BV (Netherlands) (33.3%)
Visschers & Corten Beheer BV (Netherlands) (49%)
Lancyr Valleigroep BV (Netherlands)
Lancyr Assurantien & Financien BV (Netherlands)
Lancyr Van der Heide BV (Netherlands)
Lancyr Employee Benefits BV (Netherlands) (80%)
Lancyr Van der Bunt (Netherlands)
Lancyr Groep BV (Netherlands)
Lancyr Assurantien & Financien Tilburg BV (Netherlands)
Meetingpoint BV (Netherlands) (33.3%)
Verzuim Management Centrale BV (Netherlands)
Nuts Verzekeringengroep BV (Netherlands)
Dienstencentrum Delta Lloyd Nuts BV (Netherlands)
Factormaatschappij voor Zorgverleners BV (Netherlands)
Nuts Schadeverzekeringen NV (Netherlands)
Nuts Verzekeringen BV (Netherlands)
Erasmus Groep BV (Netherlands)
Erasmus Verzekeringen Holding BV (Netherlands)
Levensverzekering Maatschappij Erasmus NV (Netherlands)
Schadeverzekering Maatschappij Erasmus NV (Netherlands)
Erasmus Verzekeringen BV (Netherlands)
OHRA N.V. (Netherlands)
Assets & Real Estate Holding NV (Dutch Antilles)
Breggeman Beheer Nederland BV (Netherlands)
Breggeman Groep Advies BV (Netherlands)
Breggeman Groep Marketing Nederland BV (Netherlands)
Breggeman Groep Zakelijke Markt BV (Netherlands)
Breggeman Groep Adviseurs Nederland BV (Netherlands)
Freestyle-Hypotheken Nederland BV (Netherlands)
Noorder-Raad Adviseurs BV (Netherlands)
Pro-Advies Nederland BV (Netherlands)
OHRA Dienstverlening BV (Netherlands)
12 Ohra Investment Funds (Netherlands)
Nationaal Spaarfonds Assurantiebedrijf BV (Netherlands)
Ohra Aandelen Fonds NV (Netherlands) (1 priority share at Ohra BV)
NV Nationaal Spaarfonds (Netherlands)
Young Life Holding BV (Netherlands) (40%)
YL Tele BV (Netherlands)
Young Life BV (Netherlands)
Ohra Medical Technology Fonds NV (Netherlands) (1 priority share at Ohra BV)
Ohra Milieu Technologie Fonds NV (Netherlands) (1 priority share at Ohra BV)
OHRA Levensverzekeringen NV (Netherlands)
Mevaston BV (Netherlands)

Ohra Care Fonds NV (Netherlands) (1 priority share at Ohra BV)
Ohra Communicatie Technologie Fonds NV (Netherlands) (1 priority share at Ohra BV)
OHRA Hypothekenfonds NV (Netherlands)
Ohra Internet Fonds NV (Netherlands) (1 priority share at Ohra BV)
Ohra Multimedia Fonds NV (Netherlands) (1 priority share at Ohra BV)
Ohra New Energy Fonds NV (Netherlands) (1 priority share at Ohra BV)
Ohra Obligatie Dividendfonds NV (Netherlands) (1 priority share at Ohra BV)
Ohra Onroerend Goed Fonds NV (Netherlands) (1 priority share at Ohra BV)
OHRA Schadeverzekeringen NV (Netherlands)
Ohra Spaardividendfonds NV (Netherlands) (1 priority share at Ohra BV)
Ohra Totaal Fonds NV (Netherlands) (1 priority share at Ohra BV)
OHRA UK Ltd. (Netherlands)
Virtes Schadeverzekeringen NV (Netherlands)
Delta Lloyd 2000 NV (Belgium)
Ohra Belgium NV (Belgium)
Invest Gent (Belgium)
Delta Lloyd Bankengroep NV (Netherlands)
Delta Lloyd Bank N.V. (Netherlands)
DLB Global Custody BV (Netherlands)
DL Royalty BV (Netherlands)
Haje Nijverdal Beleggingen BV (Netherlands)
Mi Dushi BV (Netherlands)
NTLA Participatie BV (Netherlands)
NTLA Asset Management BV (Netherlands)
Delta Lloyd Bank N.V. (Belgium) (99.69%)
Unimo Limburg CVBA (Belgium) (98.56%
Unimo NV (Netherlands)
Delta Lloyd Levensverzekering NV (Netherlands)
Batvast BV (Netherlands)
DeltaFort Beleggingen I BV (Netherlands)
Delta Lloyd 5% Belangen NV (Netherlands)
Delta Lloyd Beleggingsmaatschappij BV (Netherlands)
Delta Lloyd Dollar Fonds NV (Netherlands) (4 priority shares at DLL)
Delta Lloyd Euro Credit Fund NV (Netherlands) (3 priority shares at DLL)
Delta Lloyd Donau Fonds NV (Netherlands) (4 priority shares at DLL)
Delta Lloyd Europa Fonds N.V. (Netherlands)
Delta Lloyd Jade Fonds NV (Netherlands) (100 priority shares at DLL)
Delta Lloyd Nederland Fonds NV (Netherlands) (20 priority shares at DLL)
Delta Lloyd Vastgoed Fonds Holding BV (Netherlands)
Delta Lloyd Preferent Fonds BV (Netherlands)
Delta Lloyd Rente Fonds NV (Netherlands) (3 priority shares at DLL)
Delta Lloyd Vastgoed Woningen B.V. (Netherlands)
Delva 3 BV (Netherlands)
Intervest BV (Netherlands) (17.56%)
Lancyr Beleggingen B.V. (Netherlands)
Flevo Investors BV (Netherlands)
Delta Lloyd Vastgoed Participaties B.V. (Netherlands)
Spaar Select Hypotheken BV (Netherlands)
Triahome Hypotheken BV (Netherlands)
Triodos Meerwaardefonds NV (Netherlands) (1 priority share at DLL)
Vastgoed G Zoon & Co. BV (Netherlands)
Delta Lloyd Mix Fonds NV (Netherlands) (5 priority shares at DLL)
Delta Lloyd Select Dividend Fonds NV (Netherlands) (3 priority shares at DLL)
Daedalus Fund plc (Ireland) (74.25%) (8.25% Delta Lloyd Schadeverzekering NV; 4.95% Delta Lloyd
Zorgverzekering NV)
Daedalus Structured Finance Opportunity Company (Ireland)
Delva 2 BV (Netherlands)
Delta Lloyd Vastgoed Winkels B.V. (Netherlands)

Deltahorst Gesellschaft zur Entwicklung von Immobilienprojekten mbh (Netherlands) (75.5%)
(24.5% Amsterdamse Beleggings Associatie BV)
M Boers & Zoon BV (Netherlands)
Hertogohof II BV (25.00%), (Onroerend Goed Maatschappij Schoikland II BV (25.00%)
Onroerend Goed Maatschappij Hertoghof II BV (Netherlands)
Onroerend Goed Maatschappij Schokland II BV (Netherlands)
Delta Lloyd Vastgoed Kantoren B.V. (Netherlands)
Vastgoed H. van Saane BV (Netherlands)
Nellesteyn B.V. (Netherlands)
Houdstermaatschappij Brumij BV (Netherlands)
Delta Lloyd Houdstermaatschappij Belgie BV (Netherlands)
Delta Lloyd 1 aandeel Belgie BV (Netherlands) (1 share Commercial Union International Life SA) (1 share Delta Lloyd Life NV)
Commercial Union International Life SA (CUIL) (Luxembourg)
CGU Life AB (Sweden) (90%)
Commercial Union Management Services SARL (Luxembourg)
Delta Lloyd Life NV (Belgium)
Delta Lloyd Management Company (Luxembourg)
Delta Lloyd Deutschland AG (Germany)
Delta Lloyd Real Estate Management S.à.r.l. (Luxembourg)
Delta Lloyd Grundstucksverwaltungs GmbH (Germany)
BLV — Grundstucks GmbH & Co KG (Germany)
BVE Beratungsgesellschaft fur Versorgungseinrichtungen mbH (Germany)
Hamburger Lebensversicherung AG (Germany)
Delta Lloyd Pensionskasse AG (Germany)
Delta Lloyd Immobilien GmbH (Germany)
Delta Lloyd Investment Managers GmbH (Germany)
Delta Lloyd Ruckversicherung AG (Germany)
Gries & Heissel Bankiers AG (Germany)
Delta Lloyd Lebensversicherung AG (Germany) (99.757%)
Singa Assukuranzmakler AG (Germany)
Delta Lloyd Finanzpartner GmbH (Germany)
SC Aviva Societate de Administrare a unui Fond de Pensii Privat SA (Romania) (0.001% CGU Romania Holdings srl)
Aviva Asigurari de Viata SA (Romania) (0.001% CGU Romania Holdings srl)
Certinvest (Romania) (99.8%)
General Accident Insurance Company of South Africa Ltd. (South Africa)
Genac Properties DBN (Pty.) Ltd. (South Africa)
Genac Properties Johannesburg (Pty.) Ltd. (South Africa)
Genac Properties (East Rand) (Pty.) Ltd. (South Africa)
Caja Murcia Vida y Pensiones, de Seguros y Reaseguros S.A. (Spain) (50%)
Aseguradora Valenciana SA, de Seguros y Reaseguros (Aseval) (Spain) (50%)
Coseval II Sociedad de Agencia (Spain)
Aviva Grupo Corporativo S.L. (Sociedad Unipersonal) (Spain)
Aviva Vida y Pensiones S.A. de seguros y reaseguros (Sociedad Unipersonal) (Spain)
Aviva Valores AV SA (Sociedad Unipersonal) (Spain)
Aviva Gestion S.G.I.I.C SA (Sociedad Unipersonal) (Spain)
Aviva Gestión de Inversiones (Spain) (25%), CXG Aviva Corporación CaixaGalicia de Seguros y Reaseguros,
S.A. (Spain) (25%), Caja Espana Vida, Compania de Seguros y Reaseguros (Spain) (25%), Unicorp Vida,
Compania de Seguros y Reaseguros (Spain) (25%)
CXG Aviva Corporación CaixaGalicia de Seguros y Reaseguros, S.A. (Spain) (50%)
Caja Espana Vida, Compania de Seguros y Reaseguros (Spain) (50%)
Unicorp Vida, Compania de Seguros y Reaseguros (Spain) (50%)
Ahorro Andaluz, Entidad Gestora de Fondos de Pensiones (Spain)
Caja Granada Vida, de Seguros y Reaseguros, SA. (Spain) (25%)
Aviva USA Corporation (Iowa)
Aviva Assignment Corporation (Delaware)
Aviva London Assignment Corporation (Delaware)
AmerUs Annuity Group Co. (Kansas)
Senior Benefit Services of Kansas LLC (Kansas)

Brokers International Ltd. (Iowa)
Family First Insurance Services (California)
California Advanced Planning, Inc. (California)
American Investors Sales Group, Inc. (Kansas)
Insurance Agency Marketing Services, Inc. (Nebraska)
Creative Marketing International Corporation (Kansas)
American Investors Life Insurance Company, Inc. (Kansas)
ILICO Holdings, Inc. (Indiana)
Aviva Investors North America, Inc. (Iowa)
Inflective Asset Management, LLC (Delaware) (75%)
ACM Investors, L.L.C. (Iowa)
AmerUs Capital Asset Holdings, Inc. (Iowa)
Aviva Capital Management Canada ULC (Canada)
Aviva Life and Annuity Company (Iowa)
Aviva Life and Annuity Company of New York (New York)
Aviva Securities, LLC (Indiana)
Aviva Re USA, Inc. (Vermont)
Centralife Annuities, Inc. (Arizona)
Ameritas Investment Corp. (Iowa) (20%)
Plant Safety Pension Trustees Ltd. (United Kingdom)
Scottish Insurance Corporation Ltd. (United Kingdom)
Timberlaine Properties Ltd. (United Kingdom)
The Welsh Insurance Corporation Ltd. (United Kingdom)
General Accident Developments Ltd. (United Kingdom)
The Ulster Marine Insurance Company Limited (Northern Ireland)
RAC plc (England)
XEL Industrial Machinery (Ireland) (Ireland)
XEL Hydraulic Services Limited (Ireland)
XLG Service Limited (Guernsey)
Whitehall Insurance Company Limited (Guernsey)
RAC Pension Trustees Limited (England)
RAC Recovery (England)
XEL Motor Company Limited (England)
XEL Quest Trustee Limited (England)
XEL Employee Share Scheme Trustees Limited (England)
XEL Industrial Machinery Limited (England)
RAC Holdings Limited (England)
RAC Acquisitions (England)
Twozerofive Limited (England)
Ninesevenfive Limited (United Kingdom)
XEL Retail (Europe) Limited (England)
XEL Retail Group Limited (England)
L F (UK) Limited (England)
Heidi Car Sales Limited (England)
Heidi Car (UK) Limited (England)
XEL Multipart Solutions Limited (England)
XEL Employee Benefit Trustees Limited (England)
Kcurt Limited (England)
Morgan Brown Limited (Isle of Man)
MSS Automotive Services Limited (England)
L H Mechanical Handling Limited (England)
Sellers & Batty (Peterborough) Limited (England)
The British School of Motor Cycling Limited (England)
Eden Vale Engineering Co. Limited (England)
L B Mechanical Handling Limited (England)
L F (South) Limited (England)

Auto Winidscreens Group Limited (England)
Auto Windscreens (Manufacturing) Limited (England)
Bridgewater Windscreens Limited (England)
RAC Auto Windscreens Limited (England)
Autowindscreens Limited (Ireland)
Engineering (Educational) Trust Limited (England)
RAC Automotive Solutions Limited (England)
J Coryton Limited (England)
Mansion House Finance Limited (England)
RAC Brand Management Limited (England)
RAC Insurance Limited (England)
RAC Financial Services Limited (England)
R.A.C. Motoring Services (England)
RAC Risk Management Limited (England)
RAC Service Europe SAS (France)
RAC France SA (France)
The International School of Motoring Limited (England)
RAC Construction Limited (England)
The British School of Motoring Limited (England)
BSM Limited (England)
Scorpio Property Investments Limited (England)
RAC Investments Limited (England)
RAC School of Motoring Limited (Ireland)
RACMS (Ireland) Limited (Ireland)
RAC Member Benefits Direct Limited (England)
RAC Enterprises Limited (England)
RAC Commercial Assistance Limited (England)
Fastrac Europe B.V. (Netherlands) (73%)
Undershaft (No.5) plc (England)
Commercial Union Corporate Member Ltd. (United Kingdom)
Gresham Insurance Company Limited (England)
Hamilton Insurance Company Limited (United Kingdom)
CGU Underwriting Ltd. (United Kingdom)
bluecycle.com Ltd. (United Kingdom)
Bluecycle Ireland Limited (Ireland)
Solus Automotive Limited (United Kingdom)
Solus (London) Limited (United Kingdom)
Longmead Service & Bodyshop Limited (United Kingdom)
Norwich Union Consumer Products Ltd. (United Kingdom)
The Ocean Marine Insurance Company Ltd. (United Kingdom)
Travellers’ Insurance Association Ltd. (United Kingdom)
The World Auxiliary Insurance Corporation Ltd. (United Kingdom)
Morley Properties Ltd. (United Kingdom)
North British and Mercantile Insurance Company Ltd. (United Kingdom)
The Northern Assurance Company Ltd. (United Kingdom)
Aviva Holdings Poland Ltd. (United Kingdom)
The Indemnity Marine Assurance Company Ltd. (United Kingdom)
Morley Property Developments Ltd. (United Kingdom)
Holloways’ Properties Ltd. (United Kingdom)
CGU Project Services Private Ltd. (India)
Aviva Asia Pte Ltd. (Singapore)
dollarDex Investments Pte Ltd (Singapore)
Actis China Investment Company Ltd (Mauritius) (50.00%)
Adepa Partipacoes Limitada (Brazil) (50.00% Commercial Union Nominee Holdings Limited)
Brytyjsko — Polskie Towarzytwo Finansowe WBK-CU SP ZOO (Poland) (40.00%) (Insurance Marketing)
Commercial Union do Brasil Representacoes Limitada (Brazil) (99.00%)
Portway Insurance PCC Ltd. (Guernsey) (50.00%)
East Point Reinsurance Company of Hong Kong Ltd. (Hong Kong)
BZ WBK — CU Towarzystwo Ogolnych SA (Poland) (50%)
BZ WBK — CU Towarzystwo Ubezpieczen na Zycie SA (Poland) (50%)
Commercial Union Polska — Towarzystwo Ubezpieczen na Zycie SA (Poland) (90.00%)

Commercial Union Polska — Towarzystwo Ubezpieczen Ogolnych SA (Poland) (90.00%)
Hong Kong Reinsurance Company Ltd. (Hong Kong)
Commercial Union Polska Sp zoo (Poland)
Commercial Union Powszechne Towarzystwo Emerytaine BPH CU WBK SA (Poland) (50.00%)
(38.8% Aviva International Insurance Limited) (11.2% BZ WBK SA)
Commercial Union Polska Towerzystwo, Funduszy Inwestysyjnych (Poland)
UAB Aviva Lietuva (Lithuania)
Morley Fund Management Group Limited (United Kingdom)
Aviva Global Investors Ltd. (United Kingdom)
Aviva Investment Management Limited (United Kingdom)
Orn Capital Management (Bermuda) Limited (Bermuda) (60.4%)
Orn Capital Services Limited (United Kingdom)
Orn Capital LLP (United Kingdom) (96%)
Orn Management Company Limited (Bermuda)
Morley Funds Management (Ireland) Ltd (Ireland)
Hibernian Investment Managers Ltd. (Ireland)
Morley (Jersey Unit Trusts) Management Ltd (Jersey)
Portfolio Partners Ltd. (Australia)
Aviva Funds Services SA (Luxemborg)
Morley Fund Management (Channel Islands) Ltd. (Guernsey)
Aviva Funds International Ltd. (Guernsey) (99%) (Aviva Fund Services SA 1%)
Morley Fund Management International Limited (United Kingdom)
Morley Fund Services Limited (United Kingdom)
Morley Pooled Pensions Ltd. (United Kingdom)
The Forum, Horsham (No.1) Limited (United Kingdom) (policyholder)
The Forum, Horsham (No.2) Limited (United Kingdom) (policyholder)
MFM Employment Services Ltd. (United Kingdom)
Morley Fund Management Ltd. (United Kingdom)
Aviva Share Account Ltd. (United Kingdom)
Commercial Union Investment Management (Polska) SA (Poland)
Morley Multi-Strategy Fund plc (Ireland)
Aviva Investors Global Services (UK) Ltd (United Kingdom)
Aviva Investors (London) Limited (United Kingdom)
Aviva Investors UK Limited (United Kingdom)
Aviva Investors Property Limited (United Kingdom)
Aviva Investors Group Holdings Limited (United Kingdom)
Aviva Investors Holdings Limited (United Kingdom)
Norwich Union Life Holdings Ltd. (United Kingdom)
Hamilton Life Assurance Company Limited (United Kingdom)
Fidelity Life Assurance Ltd. (United Kingdom)
CGNU Life Assurance Ltd. (United Kingdom)
GA Life Property Ireland Ltd. (Ireland) (policyholder)
General Accident Life Developments Ltd. (United Kingdom) (policyholder)
Lloyds (Estate Agencies) plc (United Kingdom)
The Lancashire & Yorkshire Reversionary Interest Company Ltd. (United Kingdom) (policyholder)
Anna Livia Properties (Ireland) (policyholder)
Arlington Europe Sarl (Luxemborg) (16.2% Commercial Union Life Assurance Company Limited; 16.2% Norwich Union Life & Pensions Limited) (policyholder)
Arlington International Business Parks SAS (France) (policyholder)
Arlington International Business Centres SAS (France) (policyholder)
Arlington Europe (Finance) Sarl (Luxemborg) (policyholder)
AE Property Netherlands BV (Netherlands) (policyholder)
Iberia Mandarache SLU (Spain) (policyholder)
Clypeus Iberia SLU (Spain) (policyholder)
Pentesilea Iberia SLU (Spain) (policyholder)
Arlington Barcelona SL (Spain) (policyholder)
Quarryvale One Ltd. (United Kingdom) (policyholder)
Quarryvale Three Ltd. (United Kingdom) (policyholder)
Life and Pensions Administration Services Ltd. (United Kingdom)
Lifetime Group Ltd (United Kingdom)
Lifetime Marketing Services Limited (United Kingdom)
Lifetime Nominees Ltd (United Kingdom)
Lifetime Group Trustees Ltd (United Kingdom)

Norwich Union Investment Funds Ltd. (United Kingdom)
London and Edinburgh Life Assurance Company Ltd. (United Kingdom)
Norwich Union Collective Investments Limited (United Kingdom)
Norwich Union Personal Finance Ltd. (2034) (United Kingdom)
Commercial Union Life Assurance Company Ltd. (United Kingdom)
Metropath Ltd. (United Kingdom) (policyholder)
Matchtrack Ltd. (United Kingdom) (90%) (policyholder)
Netnerve Ltd. (United Kingdom) (policyholder)
Norwich Union Life (RBS) Ltd. (United Kingdom) (policyholder)
Vanwall 2 Management Company Ltd. (United Kingdom) (limited by guarantee) (policyholder)
Angel Court General Partner Ltd. (United Kingdom) (Held in Trust by Commercial Union Life Insurance Company Ltd &
CGNU Life Assurance Ltd) (policyholder)
Cornerford Ltd (United Kingdom) (policyholder)
Norwich Union Commercial Finance Ltd. (United Kingdom)
Norwich Union Healthcare Ltd. (United Kingdom)
Norwich Union Occupational Health Limited (England)
Norwich Union Life Services Ltd. (United Kingdom)
Norwich Union (PFS) Ltd (United Kingdom)
Norwich Union SIPP Limited (United Kingdom)
Norwich Union Linked Life Assurance Ltd. (United Kingdom)
NUWM Services Ltd. (United Kingdom)
Norwich Union Life & Pensions Ltd. (United Kingdom)
Ashford Investor (General Partner) Ltd. (United Kingdom) (50%) (policyholder)
Ashford Investor (Partnership Trustco) Ltd. (United Kingdom) (policyholder)
Aviva Holdings CED II (Luxembourg) Sarl (Luxemborg) (CGNU Life Assurance 33.3%; Commercial Union Life Insurance Company 33.3%) (policyholder)
Barwell Business Park Nominee Ltd. (United Kingdom) (policyholder)
Bridgend (General Partner) Ltd. (United Kingdom) (18.75%) (policyholder)
Bridgend Partnership Trustco Ltd (United Kingdom) (policyholder)
Cardiff Bay Nominee 1 Ltd (United Kingdom) (policyholder)
Cardiff Bay Nominee 2 Ltd (United Kingdom) (policyholder)
Centaurus CER (Aviva Investors) Sarl (Luxemborg) (policyholder) (33.3%; 33.3% CGNU Life Assurance; 33.3% Commercial Union Life Insurance Company)
Cheshire Oaks (General Partner) Ltd. (United Kingdom) (18.75%) (policyholder)
Cheshire Oaks Partnership Trustco Ltd. (United Kingdom) (policyholder)
EPI NU Sarl (Luxemborg) (25% Commercial Union Life Insurance Company; 25% CGNU Life Assurance)
Galleries Bristol Nominee No.2 Ltd. / The (United Kingdom) (policyholder)
Hemel Hempstead Estate Management Ltd. (United Kingdom) (policyholder)
Matthew Parker Street (Nominee No.1) Ltd. (United Kingdom) (policyholder)
Matthew Parker Street (Nominee No.2) Ltd. (United Kingdom) (policyholder)
Morley Property Fund Management Limited (United Kingdom) (policyholder)
Norwich Union Annuity Ltd. (United Kingdom) (shareholder)
General Practice Finance Corporation Ltd. / The (United Kingdom) (policyholder)
Norwich Union Mortgage Holdings Ltd. (United Kingdom) (policyholder)
Norwich Union Commercial Mortgages Ltd. (United Kingdom)
Norwich Union Equity Release Ltd. (United Kingdom)
The Norwich Union Life Insurance Company Ltd. (United Kingdom)
Norwich Union Life Investment Partnership (United Kingdom) (CGNU Life Assurance 16.6%; Commercial Union Life
Insurance Company 16.6% policyholder 16.66%)
ASSUREWEB LIMITED (United Kingdom) (30%)
Norwich Union Life (RBS) JV Ltd. (United Kingdom)
RBS Life Investments Ltd. (United Kingdom) (49.99%)
Royal Scottish Assurance plc (United Kingdom)
RSA (Services) Ltd. (United Kingdom)
National Westminster Life Assurance Ltd. (United Kingdom)
Trinity Trustee Company Ltd (United Kingdom)
Norwich Union Mortgages (Life) Ltd. (United Kingdom) (policyholder)
Norwich Union Pension Trustees Ltd. (United Kingdom)
Norwich Union (Shareholder GP) Ltd. (United Kingdom) (policyholder)
Airport Property GP (No.2) Limited (United Kingdom) (50%) (policyholder) (50% BAA plc)
Devon Nominees (No. 3) Limited (United Kingdom) (policyholder)

Colnbrook General Partner Limited (United Kingdom) (policyholder) (50%)
Colnbrook Nominee Partner Limited (United Kingdom) (policyholder)
Devon Nominees (No. 1) Limited (United Kingdom) (policyholder)
Devon Nominees (No. 2) Limited (United Kingdom) (policyholder)
Unitair General Partner Ltd (United Kingdom) (25%) (policyholder)
Parkridge C.E.R (General Partner) Limited (United Kingdom) (50%) (policyholder)
Cardiff Bay GP Limited (United Kingdom)
Cardiff Bay (CPS) Limited (United Kingdom)
Corporate Centres (GP) Ltd. (United Kingdom) (50.00%) (policyholder)
Corporate Centres (Services) Ltd. (United Kingdom) (policyholder)
Corporate Centres Nominee Ltd. (United Kingdom) (policyholder)
Igloo Regeneration (General Partner) Ltd. (United Kingdom) (policyholder) (50%)
Igloo Regeneration (Neon) Ltd. (United Kingdom) (policyholder)
Neon (General Partner) Ltd. (United Kingdom) (49%) (policyholder)
Igloo Regeneration (Nominee) Ltd. (United Kingdom) (policyholder)
ISIS Waterside Regeneration Management Ltd. (United Kingdom) (25%) (policyholder)
Igloo Regeneration (Butcher Street) Limited (United Kingdom) (policyholder)
Blueprint (General Partner) Limited (England) (50%) (policyholder)
Blueprint Nominees Limited (United Kingdom) (policyholder)
Igloo Regeneration Developments (General Partner) Limited (United Kingdom) (policyholder)
WARP 4 General Partner Ltd. (United Kingdom) (50.00%) (policyholder)
WARP 4 General Partner Nominees Ltd. (United Kingdom) (policyholder)
ISIS Waterside Regeneration (General Partner) Ltd. (United Kingdom) (50.00%) (policyholder)
ISIS Waterside Regeneration (GP Nominee) Limited (United Kingdom)
ISIG Brentford General Partner Limited (United Kingdom) (50%) (policyholder)
ISIS Waterside Regeneration (General Partner) Ltd. (United Kingdom) (50.00%) (policyholder)
ISIS Waterside Regeneration (GP Nominee) Limited (United Kingdom)
The Designer Retail Outlets Centres (General Partner) Ltd. (United Kingdom) (50%)
BMG (York) Ltd. (United Kingdom) (policyholder)
BMG (Livingston) General Partner Ltd. (United Kingdom) (policyholder)
The Designer Retail Outlet Centres (Livingstone) General Partner Limited (United Kingdom) (policyholder)
The Designer Retail Outlet Centres (Mansfield) General Partner Limited (United Kingdom) (policyholder)
The Designer Retail Outlet Centres (York) General Partner Limited (United Kingdom) (policyholder)
BMG (Mansfield) Ltd. (United Kingdom) (policyholder)
BMG (Mansfield) General Partner Ltd. (United Kingdom) (policyholder)
BMG (York) General Partner Ltd. (United Kingdom) (policyholder)
BMG (York) Partnership Trustco Ltd. (United Kingdom) (policyholder)
Morley GP (Scotland) Limited (Scotland)
Morley FP Limited (Scotland)
Quantum Property Partnership (General Partner) Limited (United Kingdom) (50%) (policyholder)
Apia Regional Office Fund (General Partner) Limited (England) (50%)
APIA Nominee 1 Limited (United Kingdom) (policyholder)
APIA Nominee 2 Limited (United Kingdom) (policyholder)
Ashtenne Industrial (General Partner) Ltd. (United Kingdom) (66.66%) (policyholder)
Ashtenne Industrial Fund Nominee No. 1 Ltd. (United Kingdom) (policyholder)
Ashtenne Industrial Fund Nominee No. 2 Ltd. (United Kingdom) (policyholder)
Norwepp (General Partner) Limited (United Kingdom) (50%) (policyholder)
The Junction (General Partner) Ltd. (United Kingdom) (administered by Aviva Company Secretarial Services
Limited) (50%)
Beckton Ltd. (Jersey) (policyholder)
Beckton One Ltd. (United Kingdom) (policyholder)
Beckton Two Ltd. (United Kingdom) (policyholder)
Broadwell Oldbury Ltd. (Jersey) (policyholder)
Oldbury One Ltd. (United Kingdom) (policyholder)
Oldbury Two Ltd. (United Kingdom) (policyholder)
Cambridge Close Aylesbury Ltd. (Jersey) (policyholder)
AYLESBURY ONE LTD (United Kingdom) (policyholder)
AYLESBURY TWO LTD (United Kingdom) (policyholder)
Cockhedge Warrington Limited (Jersey) (policyholder)

Euro Nominee 3 Ltd (United Kingdom) (policyholder)
Lakeside Thurrock Ltd. (Jersey) (policyholder)
Thurrock Shares 1 Ltd. (United Kingdom) (policyholder)
Thurrock Shares 2 Ltd. (United Kingdom) (policyholder)
Octagon Stoke on Trent Ltd. (Jersey) (policyholder)
IPSWICH ONE LTD (United Kingdom) (policyholder)
IPSWICH TWO LTD (United Kingdom) (policyholder)
Renfrew Ltd. (Jersey) (policyholder)
Renfrew One Ltd. (United Kingdom) (policyholder)
Renfrew Two Ltd. (United Kingdom) (policyholder)
St Andrews Quay Ltd. (Jersey) (policyholder)
St Andrews Quay One Ltd. (United Kingdom) (policyholder)
St Andrews Quay Two Ltd. (United Kingdom) (policyholder)
Wembley Ltd. (Jersey) (policyholder)
Wembley One Ltd. (United Kingdom) (policyholder)
Wembley Two Ltd. (United Kingdom) (policyholder)
Junction Nominee 2 Ltd. (United Kingdom) (policyholder)
Junction Nominee 1 Ltd. (United Kingdom) (policyholder)
Morfa General Partner Limited (United Kingdom) (policyholder)
Morfa Nominee Limited (United Kingdom) (policyholder)
Second Unitholder (Junction) Limited (United Kingdom) (policyholder)
The Junction (Thurrock Shareholder GP) Ltd. (United Kingdom) (policyholder)
The Junction Thurrock (General Partner) Ltd. (United Kingdom) (50%) (policyholder)
Euro Nominee 4 Ltd (United Kingdom) (policyholder)
NULAP Holdings Ltd. (Jersey) (policyholder)
South Aylesford Retail Park (Nominee No.2) Ltd. (United Kingdom) (policyholder)
Templars Retail Park (Nominee No.1) Ltd. (United Kingdom) (policyholder)
Templars Retail Park (Nominee No.2) Ltd. (United Kingdom) (policyholder)
Tulip Retail Park (Nominee No.1) Ltd. (United Kingdom) (policyholder)
Tulip Retail Park (Nominee No.2) Ltd. (UK (policyholder)
Drakehouse Retail Park (Nominee No.1) Ltd. (United Kingdom) (policyholder)
Drakehouse Retail Park (Nominee No.2) Ltd. (United Kingdom) (policyholder)
St. George’s Retail Park (Nominee No.1) Ltd. (United Kingdom) (policyholder)
St. George’s Retail Park (Nominee No.2) Ltd. (United Kingdom) (policyholder)
South Aylesford Retail Park (Nominee No.1) Ltd. (United Kingdom) (policyholder)
New Oxford Street (General Partner) Ltd. (United Kingdom) (90%) (policyholder)
New Oxford Street (Nominee) Ltd. (United Kingdom) (policyholder)
Norwich Union Milner (GP) Ltd. (United Kingdom) (policyholder)
Lime Property Fund (General Partner) Ltd (United Kingdom)
Lime Property Fund (Nominee) Ltd (United Kingdom)
Rugby Radio Station (GP) Ltd (United Kingdom) (50%) (policyholder)
Rugby Radio Nominees Ltd (United Kingdom) (25%) (25% CGNU Life Assurance Ltd.) (policyholder)
Southgate General Partner Limited (United Kingdom) (50%) (policyholder)
Southgate LP (Nominee 1) Limited (United Kingdom)
Southgate LP (Nominee 2) Limited (United Kingdom)
Queensgate (GP) Limited (United Kingdom) (50%) (policyholder)
Queensgate (Nominees 1) Limited (United Kingdom) (50%) (policyholder)
Queensgate (Nominees 2) Limited (United Kingdom) (50%) (policyholder)
NUPPP (GP) Ltd. (United Kingdom) (policyholder)
Mill NU Properties Ltd. (United Kingdom) (60%) (policyholder)
Mill NU Developments (Conference Centre) Ltd. (United Kingdom) (policyholder)
NU 3PS Ltd. (United Kingdom) (policyholder)
NUPPP Nominees Ltd. (United Kingdom) (policyholder)
NU College For Canterbury Ltd. (United Kingdom) (policyholder)
NU Offices For Surrey Ltd. (United Kingdom) (policyholder)
Building A Future (Newham Schools) Ltd. (United Kingdom) (policyholder)
NU Developments (Brighton) Ltd. (United Kingdom) (policyholder)
The Square Brighton Ltd. (United Kingdom) (policyholder)
NU Library For Brighton Ltd. (United Kingdom) (policyholder)
NUPPP Hard Services Ltd. (United Kingdom) (policyholder)
NU Local Care Centres (Bradford) Ltd. (United Kingdom) (policyholder)

NU Local Care Centres (Farnham) Ltd. (United Kingdom) (policyholder)
NUPPP (Care Technology and Learning Centres) Ltd. (United Kingdom) (policyholder)
NU Local Care Centres Ltd. (United Kingdom) (policyholder)
NU Local Care Centres (Chichester No. 1) Ltd. (United Kingdom) (policyholder)
NU Local Care Centres (Chichester No. 2) Ltd. (United Kingdom) (policyholder)
NU Local Care Centres (Chichester No. 3) Ltd. (United Kingdom) (policyholder)
NU Local Care Centres (Chichester No. 4) Ltd. (United Kingdom) (policyholder)
NU Local Care Centres (Chichester No. 5) Ltd. (United Kingdom) (policyholder)
NU Local Care Centres (Chichester No. 6) Ltd. (United Kingdom) (policyholder)
NU Technology and Learning Centres (Hackney) Ltd. (United Kingdom) (policyholder)
NU Technology and Learning Centres Ltd. (United Kingdom) (policyholder)
NU Offices For Redcar Ltd. (United Kingdom) (policyholder)
NU Schools For Redbridge Ltd. (United Kingdom) (policyholder)
NU Local Care Centres (West Park) Ltd. (United Kingdom) (policyholder)
Norwich Union (Shareholder GP) Limited (United Kingdom) (policyholder)
The Mall (General Partner) Ltd. (United Kingdom) (50%) (policyholder)
Alhambra Barnsley Ltd. (Jersey) (policyholder)
Alhambra One Ltd. (United Kingdom) (policyholder)
Alhambra Two Ltd. (United Kingdom) (policyholder)
Ashley Epsom Ltd. (Jersey) (policyholder)
Ashley Centre One Ltd. (United Kingdom) (policyholder)
Ashley Centre Two Ltd. (United Kingdom) (policyholder)
Howgate Freehold Ltd. (Jersey) (policyholder)
Howgate One Ltd. (United Kingdom) (policyholder)
Howgate Two Ltd. (United Kingdom) (policyholder)
Howgate Leasehold Ltd. (Jersey) (policyholder)
Howgate Three Ltd. (United Kingdom) (policyholder)
Howgate Four Ltd. (United Kingdom) (policyholder)
Liberty Romford Ltd. (Jersey) (policyholder)
Liberty One Ltd. (United Kingdom) (policyholder)
Liberty Two Ltd. (United Kingdom) (policyholder)
Mall Nominee One Ltd. (United Kingdom) (policyholder)
Mall Nominee Two Ltd. (United Kingdom) (policyholder)
Selborne Walthamstow Ltd. (Jersey) (policyholder)
Selborne One Ltd. (United Kingdom) (policyholder)
Selborne Two Ltd. (United Kingdom) (policyholder)
Trinity Aberdeen Ltd. (Jersey) (policyholder)
Trinity One Ltd. (United Kingdom) (policyholder)
Trinity Two Ltd. (United Kingdom) (policyholder)
Wood Green London Ltd. (Jersey) (policyholder)
Wood Green One Ltd. (United Kingdom) (policyholder)
Wood Green Two Ltd. (United Kingdom) (policyholder)
Paddington Central II (GP) Limited (United Kingdom) (policyholder)
Paddington Central I (GP) Limited (United Kingdom) (50%) (policyholder)
Paddingtoncentral Management Company Ltd. (United Kingdom) (policyholder)
Paddington Central IV Property Advisor Ltd (United Kingdom)
PAN EUROPEAN WAREHOUSING G.P. LIMITED (United Kingdom) (policyholder)
Paddington Central III (GP) Ltd (United Kingdom) (policyholder)
Shepperton Studios (General Partner) Limited (United Kingdom) (policyholder) (50%)
20 Gracechurch (General Partner) Limited (United Kingdom) (policyholder)
Parkridge C.E.R. II (General Partner) Limited (United Kingdom) (50%)
Parkridge CER II Holdings Sarl (50%)
Norwich Union Trust Co. (Channel Islands) Ltd. (Jersey)
NULH2 Ltd. (United Kingdom)
RBSG Collective Investments Ltd. (United Kingdom) (49.99%)
Quercus (General Partner) Ltd. (United Kingdom) (50%) (policyholder)
Quercus (Westbury) Limited (United Kingdom) (policyholder)
Quercus Housing (No. 2) Ltd. (United Kingdom) (policyholder)
Quercus Housing (No. 1) Ltd. (United Kingdom) (policyholder)
Quercus (Nursing Homes No. 2) Ltd. (United Kingdom) (policyholder)
Quercus (Nursing Homes) Ltd. (United Kingdom) (policyholder)
Quercus Nursing Homes 2001 (A) Ltd. (United Kingdom) (policyholder)

Quercus Nursing Homes 2001 (B) Ltd. (United Kingdom) (policyholder)
Quercus (West Bromwich) Ltd. (United Kingdom) (policyholder)
Swan Valley Management Limited (United Kingdom)
Swindon (General Partner) Ltd. (United Kingdom) (25%) (policyholder)
Swindon Partnership Trustco Ltd (United Kingdom) (policyholder)
TPFL Limited (United Kingdom) (policyholder)
Valley Park Rugby Nominee No.1 Ltd. (United Kingdom) (policyholder)
Valley Park Rugby Nominee No.2 Ltd. (United Kingdom) (policyholder)
Undershaft Ltd. (United Kingdom)
Commercial Union Capital Ltd. (United Kingdom)
CUBE Airfinance Ltd. (United Kingdom)
Commercial Union Trustees Ltd. (United Kingdom)
Aviva Ocean Racing Limited (United Kingdom)
The Yorkshire Insurance Company Ltd. (United Kingdom)
Norwich Union Mortgage Finance Ltd. (United Kingdom)
131 Finsbury Pavement (No. 1) Ltd. (United Kingdom)
Grey Panthers Ltd. (United Kingdom)
Hand in Hand Insurance Services Ltd. (United Kingdom)
SelectDirect Ltd. (United Kingdom)
Undershaft (No.4) Limited (United Kingdom)
Aspira Ltd. (United Kingdom)
Commercial Union Nominee Holdings Ltd. (United Kingdom)
Aviva Annuity UK Limited (United Kingdom)
Aviva Insurance Services UK Limited (United Kingdom)
Aviva Life RBS Limited (United Kingdom)
Aviva Company Secretarial Services Ltd. (United Kingdom)
Aviva Domains Ltd. (United Kingdom)
Aviva Staff Pension Trustee Ltd. (United Kingdom)
Aviva Director Services Ltd. (United Kingdom)
Aviva Group Ltd. (United Kingdom)
Aviva Asset Management Ltd. (United Kingdom)
Aviva Financial Services Ltd. (United Kingdom)
Aviva Life & Pensions UK Limited (United Kingdom)
Aviva Life Services Limited (United Kingdom)
Norwich Union Central Services Ltd. (United Kingdom)
Aviva Employment Services Limited (United Kingdom)
Norwich Union Software Services Ltd. (United Kingdom)
CGNU Investment Holdings Limited (United Kingdom)
Hill House Hammond Ltd. (United Kingdom)
BTE Lawline Ltd (United Kingdom)
Evident Legal Services Ltd. (United Kingdom)
Item 27. Number of Contractowners
     As of August 1, 2008, there were a total of 578 Visionary Contracts in force – 143 non-qualified and 435 qualified, and a total of 2826 Visionary Choice Contracts in force – 859 non-qualified and 1967 qualified.
Item 28. Indemnification
     Section 490.202 of the Iowa Business Corporation Act, or the IBCA, provides that an Iowa corporation’s articles of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for any action taken, or failure to take action, as a director, provided that the provision does not eliminate or limit the liability of a director for: the amount of a financial benefit received by a director to which the director is not entitled; an intentional infliction of harm on the corporation or its shareholders; violation of Section 490.833 of the IBCA (relating to unlawful distributions); or an intentional violation of criminal law. Further, Section 490.851 of the IBCA provides that an Iowa corporation may indemnify its directors party to a proceeding against liability incurred in the proceeding by reason of such person serving in the capacity of director: (i) if such person has acted in good faith and in a manner reasonably believed by him or her to be in the best interests of the corporation, if the director was acting in an official capacity, and in all other cases that his or her conduct was at least not opposed to the best interests of the corporation, and in any criminal proceeding if such person had no reasonable cause to believe his or her conduct was unlawful; or (ii) the director engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the articles of incorporation authorized under Section 409.202(2)(e) of the IBCA. Section 409.202(2)(e) of the IBCA permits an Iowa corporation to include in its articles of incorporation a provision permitting or making obligatory indemnification of a director for liability to any person for any action taken, or any failure to take action, as a director, except liability for any of the following: receipt of a financial benefit received by a director to which the director is not entitled; an intentional infliction of harm on the corporation or its shareholders; violation of Section 490.833 of the IBCA (relating to unlawful distributions); or an intentional violation of criminal law.
     The indemnity provisions under Section 490.851 of the IBCA do not apply: (i) in the case of actions brought by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct under Section 490.851(1) of the IBCA (i.e. the director has acted in good faith and in a manner reasonably believed by the director to be in the best interests of the corporation, if the director was acting in an official capacity, and in all other cases that the director’s conduct was at least not opposed to the best interests of the corporation, and in any criminal proceeding if such person had no reasonable cause to believe the individual’s conduct was unlawful); or (ii) in connection with any proceedings with respect to conduct for which the director was adjudged liable on the basis that the director received a financial benefit to which the director was not entitled, whether or not involving action in the director’s official capacity. In addition, Section 490.852 of the IBCA provides mandatory indemnification of reasonable expenses incurred by a director who is wholly successful in defending any action in which the director was a party because the director is or was a director of an Iowa corporation. A director who is a party to a proceeding because the person is a director may also apply for court-ordered indemnification and advance of expenses under Section 490.854 of the IBCA.
     Under Section 490.856 of the IBCA, an Iowa corporation may indemnify and advance expenses to an officer of the corporation who is a party to a proceeding because the person is an officer to the same extent as to a director. If the person is an officer but not a director, further indemnification may be provided by the articles of incorporation, the by-laws, a resolution of the board of directors, or contract, except for liability in connection with a proceeding by or in the right of the corporation other than for reasonable expenses incurred in connection with the proceeding or for, liability arising out of conduct that constitutes receipt by the officer of a financial benefit to which the officer is not entitled; an intentional infliction of harm on the corporation or its shareholders; or an intentional violation of criminal law. Such indemnification is also available to an officer who is also a director if the basis on which the officer is made a party to a proceeding is an act or omission solely as an officer.
     An officer of a corporation who is not a director is entitled to mandatory indemnification under Section 490.852, and may apply to a court under Section 490.854 for indemnification or an advance for expenses, in each case to the same extent to which a director may be entitled to indemnification or advance for expenses under those provisions.
     The Amended and Restated Articles of Incorporation of ALAC provide that no director of ALAC will be liable to ALAC or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for breach of the director’s duty of loyalty to the Registrant or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) for a transaction from which the director receives an improper personal benefit, or (iv) under Section 490.833 of the IBCA (relating to unlawful distributions). ALAC’s Amended and Restated Articles of Incorporation also provide that if the IBCA has been or is modified subsequent to the date thereof (June 30, 1996) to authorize the further elimination or limitation of the liability of directors, then such modification is automatically and without further action applicable to the ALAC’s directors.
     The Amended and Substituted By-laws of ALAC provide that ALAC shall indemnify and advance expenses to any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including a grand jury proceeding) and whether formal or informal, by reason of the fact that such person (a) is or was a director or officer of ALAC, or (b) while a director or officer of ALAC, is or was serving at the request of ALAC as a director, officer, employee, agent, partner or trustee (or in a similar capacity) of another corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan, to the maximum extent it is empowered to indemnify and advance expenses to a director by the relevant provisions of the IBCA as the same exist or may subsequently be amended or changed (but, in the case of any such amendment or change, only to the extent that such amendment or change empowers ALAC to provide broader indemnification than said law empowered ALAC to provide prior to such amendment or change), against reasonable expenses (including attorneys’ fees), judgments, fines, penalties, including an excise tax assessed with respect to an employee benefit plan, and amounts paid in settlement actually and reasonably incurred by such person in connection with such claim, action, suit or proceeding or any appeal thereof. However, except with respect to proceedings seeking to enforce rights of indemnification, entitlement to such indemnification shall be conditional upon ALAC being afforded the opportunity to participate directly on behalf of such person in such claim, action, suit or proceeding or any settlement discussions relating thereto, and with respect to any settlement or other nonadjudicated disposition of any threatened or pending claim, action, suit or proceeding, entitlement to indemnification shall be further conditional upon the prior approval by ALAC of the proposed settlement or nonadjudicated disposition.

     The right to indemnification conferred in ALAC’s Amended and Substituted By-laws includes the right to payment or reimbursement by ALAC of reasonable expenses incurred in connection with any such claim, action, suit or proceeding in advance of its final disposition; provided, however, that the payment or reimbursement of such expenses in advance of the final disposition of such claim, action, suit or proceeding shall be made only upon (a) delivery to ALAC of a written undertaking, by or on behalf of the person claiming indemnification to repay all amounts so advanced if it shall ultimately be determined that such person is not entitled to be indemnified under the Amended and Substituted By-laws or otherwise, or (b) delivery to ALAC of a written affirmation of such person’s good faith belief that such person has met the applicable standard of conduct necessary to require indemnification by ALAC pursuant to the Amended and Substituted By-laws or otherwise, or (c) a determination that the facts then known to those making the determination would not preclude indemnification under the Amended and Substituted By-laws.
     As permitted by and in accordance with Section 490.857 of the IBCA and ALAC’s Amended and Substituted Bylaws, a directors’ and officers’ liability insurance policy is maintained to insure against losses arising from claims made against directors and officers of ALAC, subject to the limitations and conditions as set forth in the policies.
     The foregoing summaries are necessarily subject to the complete text of the IBCA, the Amended and Restated Articles of Incorporation of ALAC, and the Amended and Substituted By-laws of ALAC, and are qualified in their entirety by reference thereto.
Rule 484 Undertaking
     Insofar as indemnification for liability arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
Item 29. Principal Underwriter
(a)	Aviva Securities, LLC (“Aviva Securities”) is the registrant’s principal underwriter.

(b)	Officers and Managers of Aviva Securities, and their addresses, are as follows:

Name and Principal Business Address [1]	Position and Office with Underwriter
Gweneth K. Gosselink	President & Chief Compliance Officer
Kevin J. Wagoner	Chief Financial Officer
Matthew G. Haney	Secretary and Manager
Joseph W. Wittrock	Manager

[1]	The principal business address for each Officer and Manager is: 699 Walnut Street, Des Moines, IA 50309
     (c) The following commissions and other compensation were received by the principal underwriter, directly or indirectly, from the Registrant (formerly ILICO Separate Account I) during the Registrant’s last fiscal year:

(1)	(2)	(3)	(4)	(5)
Net
Name of	Underwriting
Principal	Discounts and	Compensation	Brokerage
Underwriter	Commissions	on Redemption	Commissions	Compensation
Aviva Securities, LLC	$529,015 (1)	N/A	N/A	N/A

(1)	Aviva Securities retained $41,709 of this amount.
Commissions are paid by the Company directly to agents who are registered representatives of the principal underwriter, or to broker-dealers that have entered into a selling agreement with the principal underwriter, or broker-dealers having selling agreements with such broker-dealers with respect to the sales of the Visionary and Visionary Choice Contracts.
Item 30. Location of Books and Records
     All of the accounts, books, records or other documents required to be kept by Section 31(a) of the Investment Company Act of 1940 and rules thereunder, are maintained by Aviva Life and Annuity Company at 699 Walnut Street, Suite 2000, Des Moines, Iowa 50309; 611 5th Avenue, Des Moines, Iowa 50309; 400 Locust Street, Des Moines, Iowa 50309; 9200 Keystone Crossing, Suite 800, Indianapolis, Indiana 46240; 555 South Kansas Avenue, Topeka, Kansas 66603; and 5900 O Street, Lincoln, Nebraska 68510.
Item 31. Management Services
     All management contracts are discussed in Part A or Part B of this registration statement.

Item 32. Undertakings and Representations
(a)	The registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for as long as purchase payments under the Contracts offered herein are being accepted.

(b)	The registrant undertakes that it will include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a statement of additional information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove and send to Aviva Life and Annuity Company for a statement of additional information.

(c)	The registrant undertakes to deliver any statement of additional information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request to the Company at the address or phone number listed in the prospectus.

(d)	The Company represents that in connection with its offering of the Contracts as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code of 1986, it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88) regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, and that paragraphs numbered (1) through (4) of that letter will be complied with.

(e)	Aviva Life and Annuity Company hereby represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Aviva Life and Annuity Company.
[Space Intentionally Left Blank]

SIGNATURES
     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Des Moines, and State of Iowa, on this 30th day of September, 2008.

ALAC Separate Account 1 (Registrant)
Attest:	/s/ Michael H. Miller	By:	/s/ Thomas C. Godlasky
	Michael H. Miller		Thomas C. Godlasky
	Executive Vice President, General Counsel and Secretary		President, and Chief Executive Officer, Aviva Life and Annuity Company

		By:	Aviva Life and Annuity Company
(Depositor)

Attest:	/s/ Michael H. Miller	By:	/s/ Thomas C. Godlasky
	Michael H. Miller		Thomas C. Godlasky
	Executive Vice President, General Counsel and Secretary		President and Chief Executive Officer
     As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signatures		Title	Date

/s/ Thomas C. Godlasky Thomas C. Godlasky		Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	September 30, 2008
Gregory D. Boal	*	Executive Vice President – Chief Investment Officer and Director	September 30, 2008
Mark V. Heitz	*	Executive Vice President – Sales and Distribution and Director	September 30, 2008
Christopher J. Littlefield	*	Executive Vice President – Chief Operating Officer and Director	September 30, 2008
Brian J. Clark	*	Executive Vice President – Chief Strategy Officer and Director	September 30, 2008
Siva I. Pathman	*	Executive Vice President – Insurance Administration and Director	September 30, 2008
Mark K. Hammond	*	Senior Vice President and Director	September 30, 2008

Signatures	Title	Date
/s/ Brenda J. Cushing Brenda J. Cushing	Executive Vice President – Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	September 30, 2008

*By:	/s/ Leif Gustafson
Leif Gustafson

Attorney-in-Fact Pursuant to Powers of Attorney filed herewith

EXHIBIT INDEX
The following exhibits are filed herewith:

Exhibit
Number	Title

(1)(d)	Officer’s Certificate of IL Annuity and Insurance Company dated June 25, 2003 and Officer’s Certificate of Indianapolis Life Insurance Company dated June 25, 2003 for Agreement of Merger Between, IL Annuity and Insurance Company and Indianapolis Life Insurance Company

(1)(e)	Written Consent of the Directors of Aviva Life and Annuity Company in Lieu of a Meeting, dated September 5, 2008.

(3)(a)	Distribution Agreement dated September 1, 1995, By And Between, IL Annuity and Insurance Company and IL Securities, Inc.

(3)(b)	Form of Sales Agreement, By And Among the Company, IL Securities, Inc. and a broker-dealer, together with schedule of substantially identical documents omitted from filing pursuant to Rule 8b-31 under the Investment Company Act of 1940.

(3)(c)	Amendment to Distribution Agreement, dated June 30, 2003, By And Between Indianapolis Life Insurance Company and IL Securities, Inc.

(3)(d)	Amendment No. 2 to Distribution Agreement, dated October 25, 2007, By And Between Indianapolis Life Insurance Company and IL Securities, Inc.

(3)(e)	Amendment No. 3 to Distribution Agreement, dated September 30, 2008, By And Among Aviva Life and Annuity Company, Indianapolis Life Insurance Company, and Aviva Securities, LLC.

(6)(g)	Articles of Merger of IL Annuity and Insurance Company With And Into Indianapolis Life Insurance Company, dated June 25, 2003.

(6)(h)	Amended and Restated Articles of Incorporation of American Mutual Life Insurance Company, dated June 13, 1996.

(6)(i)	Articles of Amendment to the Amended and Restated Articles of Incorporation of AmerUs Life Insurance Company, dated August 3, 2007.

(6)(j)	Amended and Substituted ByLaws of Aviva Life and Annuity Company, effective November 1, 2007.

Exhibit
Number	Title

(6)(k)	Articles of Merger of Indianapolis Life Insurance Company With And Into Aviva Life and Annuity Company, effective September 30, 2008.

(7)(a)(i)	Automatic Annuity Reinsurance Agreement, dated May 12, 1997, By And Between, IL Annuity and Insurance Company and Riunione Adriatica Di Sicurta.

(7)(a)(ii)	Amendment No. 1 to the Automatic Annuity Reinsurance Agreement, dated May 18, 1998, By And Between IL Annuity and Insurance Company and Riunone Adriatica Di Sicurta, S.p.A.

(8)(a)(i)	Participation Agreement, dated September 5, 1995, By And Among, The Alger American Fund, Fred Alger & Company, Incorporated and IL Annuity and Insurance Company.

(8)(a)(ii)	Amendment to Participation Agreement, dated June 1, 2001, By And Among, IL Annuity and Insurance Company, The Alger American Fund, and Fred Alger & Company.

(8)(a)(iii)	Amendment No. 2 to Participation Agreement, dated June 30, 2003, By And Among, The Alger American Fund, Fred Alger & Company, Incorporated, and Indianapolis Life Insurance Company.

(8)(a)(iv)	Amendment No. 3 to Participation Agreement, dated October 1, 2008, By And Among The Alger American Fund, Fred Alger & Company, Incorporated, and Aviva Life and Annuity Company.

(8)(a)(v)	Rule 22c-2 Agreement, dated April 16, 2007, By And Between, Fred Alger & Company, Incorporated and Indianapolis Life Insurance Company.

(8)(b)(i)	Participation Agreement among Fidelity Variable Insurance Products Fund, Fidelity Distributors Corporation and IL Annuity and Insurance Company.

(8)(b)(ii)	Sub-License Agreement, dated September 5, 1995, By And Between Fidelity Distributors Corporation and IL Annuity and Insurance Company.

(8)(b)(iii)	Amendment No. 2 to Participation Agreement, dated June 30, 2003, By And Among Variable Insurance Products Fund, Fidelity Distributors Corporation, and Indianapolis Life Insurance Company.

(8)(b)(iv)	Amendment No. 3 to Participation Agreement, dated September 18, 2003, By And Among Variable Insurance Products Fund, Fidelity

Exhibit
Number	Title
Distributors Corporation, and Aviva Life and Annuity Company.

(8)(b)(v)	Rule 22c-2 Shareholder Information Agreement Related to Variable Insurance Products, dated April 5, 2007, By And Between, Indianapolis Life Insurance Company and Fidelity Distributors Corporation.

(8)(c)(i)	Participation Agreement, dated September 5, 1995, By And Among Fidelity Variable Insurance Products Fund II, Fidelity Distributors Corporation and IL Annuity and Insurance Company.

(8)(c)(ii)	Amendment to Participation Agreement, dated June 1, 2001, By And Among, Variable Insurance Products Fund II, Fidelity Distributors Corporation, and IL Annuity and Insurance Company.

(8)(c)(iii)	Amendment No. 2 to Participation Agreement, dated June 30, 2003, By And Among, Variable Insurance Products Fund II, Fidelity Distributors Corporation, and Indianapolis Life Insurance Company (successor in interest to IL Annuity and Insurance Company).

(8)(c)(iv)	Amendment No. 3 to Participation Agreement, dated September 18, 2008, By And Among Variable Insurance Products Fund II, Fidelity Distributors Corporation, and Aviva Life and Annuity Company.

(8)(d)(i)	Participation Agreement, dated September 1, 1997, By And Among SoGen Variable Funds, Inc., Societe Generale Securities Corporation, and IL Annuity and Insurance Company.

(8)(d)(ii)	Amendment to Agreement, dated February 8, 2001, By and Among IL Annuity and Insurance Company, SoGen Variable Funds, Inc., and Arnhold and S. Bleichroeder, Inc.

(8)(d)(iii)	Amendment No. 2 to Participation Agreement, dated June 30, 2007, By And Among Indianapolis Life Insurance Company, First Eagle Variable Funds, Inc. and First Eagle Funds Distributors.

(8)(d)(iv)	Amendment No. 3 to Participation Agreement, dated October 1, 2008, By And Among, Aviva Life and Annuity Company, First Eagle Variable Funds, Inc., and Societe Generale Securities Corporation.

(8)(d)(v)	First Eagle Funds Rule 22c-2 Agreement, dated April 9, 2007, By And Between, First Eagle Funds Distributors and Indianapolis Life Insurance Company.

(8)(e)(i)	Fund Participation Agreement, dated August 1, 1999, By And Among, Neuberger Berman Advisers Management Trust, Advisers Managers

Exhibit
Number	Title
Trust, Neuberger Berman Management Inc. and IL Annuity and Insurance Company.

(8)(e)(ii)	Addendum to Fund Participation Agreement, dated May 1, 2000, By and Among, IL Annuity and Insurance Company, Neuberger Berman Advisers Management Trust, Advisers Management Trust, and Neuberger Berman Management Inc.

(8)(e)(iii)	Amendment to Participation Agreement, dated June 1, 2001, By And Among, IL Annuity and Insurance Company, Neuberger Berman Advisers Management Trust, Advisers Management Trust, and Neuberger Berman Management Inc.

(8)(e)(iv)	Amendment No. 2 to Participation Agreement, dated June 30, 2003, By And Among, Neuberger Berman Advisers Management Trust, Advisers Management Trust, Neuberger Berman Management Inc., and Indianapolis Life Insurance Company.

(8)(e)(v)	Amendment No. 3 to Participation Agreement, dated October 1, 2008, By And Among, Neuberger Berman Advisers Management Trust, Neuberger Berman Management, Inc., and Aviva Life and Annuity Company.

(8)(e)(vi)	Rule 22c-2 Shareholder Information Access Agreement, dated October 1, 2008, By And Between Neuberger Berman Management Inc. and Aviva Life and Annuity Company.

(8)(f)(i)	Participation Agreement, dated October 1, 1999, By And Among, IL Annuity and Insurance Company, PIMCO Variable Insurance Trust, and PIMCO Funds Distributors LLC.

(8)(f)(ii)	Amendment to Participation Agreement, dated June 1, 2001, By And Among, IL Annuity and Insurance Company, PIMCO Variable Insurance Trust, and PIMCO Funds Distributors LLC.

(8)(f)(iii)	Amendment No. 2 to Participation Agreement, dated June 30, 2003, By And Among, Indianapolis Life Insurance Company, PIMCO Variable Insurance Trust, and PIMCO Advisors Distributors LLC.

(8)(f)(iv)	Amendment No. 3 to Participation Agreement among Aviva Life and Annuity Company, PIMCO Variable Insurance Trust, and Allianz Global Investors Distributors LLC Company.

(8)(f)(v)	Rule 22c-2 Agreement to Participation Agreement, dated April 5, 2007, By And Among, Allianz Global Investors Distributors LLC, Premier VIT,PIMCO Variable Insurance Trust, and Indianapolis Life Insurance Company.

(8)(f)(vi)	Services Agreement, dated October 1, 1999, By and Between IL Annuity and Insurance Company and Pacific Investment Management Company.

Exhibit
Number	Title

(8)(g)(i)	Participation Agreement, dated December 10, 2004, By And Among Pioneer Variable Contracts Trust, Indianapolis Life Insurance Company, Pioneer Funds Distributor, Inc., and Pioneer Funds Distributor, Inc.

(8)(g)(ii)	Amendment No. 1 to the Participation Agreement, dated September 9, 2008, By And Among, Pioneer Variable Contracts Trust, Aviva Life and Annuity Company, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc.

(8)(g)(iii)	Information Sharing Agreement, dated September 20, 2007, By And Between, Indianapolis Life Insurance Company and Pioneer Investment Management Shareholder Services, Inc.

(8)(h)(i)	Participation Agreement, dated September 5, 1995, By And Among, Quest for Value Accumulation Trust, Quest for Value Distributors and IL Annuity and Insurance Company.

(8)(h)(ii)	Amendment to Participation Agreement, dated March 22, 2000, By and Among, OCC Accumulation Trust, OCC Distributors, and IL Annuity and Insurance Company.

(8)(h)(iii)	Amendment No. 2 to Participation Agreement, dated June 30, 2003, By And Among, PIMCO Advisors VIT, OCC Distributors LLC, and Indianapolis Life Insurance Company.

(8)(h)(iv)	Amendment of Participation Agreement, dated August 28, 2007, By And Among, Indianapolis Life Insurance Company, Premier VIT, and Allianz Global Investors Distributors LLC.

(8)(h)(v)	Amendment No. 3 to Participation Agreement Among, Premier VIT, OCC Distributors, and Aviva Life and Annuity Company.

(8)(h)(vi)	Rule 22c-2 Amendment to Participation Agreement, dated April 5, 2007, By And Between, Allianz Global Investors Distributors LLC, Premier VIT, PIMCO Variable Insurance Trust, and Indianapolis Life Insurance Company.

(8)(i)(i)	Participation Agreement, dated June 13, 1997, By And Among, Royce Capital Fund, Royce & Associates, Inc. and IL Annuity and Insurance Company.

(8)(i)(ii)	Amendment No. 1 to the Participation Agreement, dated June 30, 2003, By And Among, Royce Capital Fund, Royce & Associates, Inc., and Indianapolis Life Insurance Company.

Exhibit
Number	Title
(8)(i)(iii)	Amendment No. 2 to the Participation Agreement, dated October 1, 2008, By And Among, Royce Capital Fund, Royce & Associates, Inc., and Aviva Life and Annuity Company.

(8)(i)(iv)	Information Sharing Agreement, dated April 16, 2007, By And Between, Royce Fund Services, Inc., and Indianapolis Life Insurance Company.

(8)(j)(i)	Participation Agreement, dated September 5, 1995, By And Among, T. Rowe Price Fixed Income Series, Inc., T. Rowe Price Investment Services, Inc. and IL Annuity and Insurance Company.

(8)(j)(ii)	Amendment to Participation Agreement, dated June 1, 2001, By And Among, IL Annuity and Insurance Company, T. Rowe Price Fixed Income Series, Inc. and T. Rowe Price Investment Services, Inc.

(8)(j)(iii)	Amendment No. 2 to Participation Agreement, dated June 30, 2003, By And Among, T. Rowe Price Fixed Income Series, Inc., T. Rowe Price Investment Services, Inc., and Indianapolis Life Insurance Company.

(8)(j)(iv)	Amendment No. 3 to Participation Agreement, dated October 1, 2008, By And Among, T. Rowe Price Fixed Income Series, Inc., T. Rowe Price Investment Services, Inc., and Aviva Life and Annuity Company.

(8)(j)(v)	T. Rowe Price Funds Rule 22c-2 Shareholder Information Agreement, dated April 16, 2007, By And Between, T. Rowe Price Services, Inc., T. Rowe Price Investment Services, Inc., and Indianapolis Life Insurance Company.

(8)(k)(i)	Participation Agreement, dated September 5, 1995, By And Among, T. Rowe Price International Series, Inc., T. Rowe Price Investment Services, Inc. and IL Annuity and Insurance Company.

(8)(k)(ii)	Amendment to Participation Agreement, dated June 1, 2001, By And Among, IL Annuity and Insurance Company, T. Rowe Price International Series, Inc., and T. Rowe Price Investment Services, Inc.

(8)(k)(iii)	Amendment No. 2 to Participation Agreement, June 30, 2003, By And Among, T. Rowe Price International Series, Inc., T. Rowe Price Investment Services, Inc., and Indianapolis Life Insurance Company.

(8)(k)(iv)	Amendment No. 3 to Participation Agreement, dated October 1, 2008, By And Among T. Rowe Price International Series, Inc., T. Rowe Price Investment Services, Inc., and Aviva Life and Annuity Company.

Exhibit
Number	Title

(8)(l)(i)	Fund Participation Agreement, dated September 5, 1995, By And Among, IL Annuity and Insurance Company, Van Eck Worldwide Insurance Trust, and Van Eck Associates Corporation.

(8)(l)(ii)	Second Amendment to Participation Agreement, dated June 1, 2001, By And Among, IL Annuity and Insurance Company, Van Eck Worldwide Insurance Trust, and Van Eck Associates Corporation.

(8)(l)(iii)	Amendment No. 2 to Participation Agreement, June 30, 2003, By And Among, T. Rowe Price International Series, Inc., T. Rowe Price Investment Services, Inc., and Indianapolis Life Insurance Company.

(8)(l)(iv)	Supplemental Agreement to Participation Agreement, dated November 7, 2005, By And Among, Van Eck Worldwide Insurance Trust, Van Eck Securities Corporation, Van Eck Associates Corporation, and Indianapolis Life Insurance Company.

(8)(l)(v)	Amendment No. 4 to Participation Agreement, dated October 1, 2007, By And Among, Van Eck Worldwide Insurance Trust, Van Eck Associates Corporation, and Aviva Life and Annuity Company.

(8)(l)(vi)	Van Eck Shareholder Information Agreement, dated October 1, 2008, By And Between, Aviva Life and Annuity Company and Van Eck Securities Corporation.

(8)(m)(i)	Management and Administrative Service Agreement, dated October 1, 2002, By And Between, IL Annuity and Insurance Company and Ameritas Life Insurance Corp.

(8)(m)(ii)	Amendment No. 1 to Management and Administrative Service Agreement, dated June 30, 2003, By And Among, IL Annuity and Insurance Company and Ameritas Life Insurance Corp.

(8)(m)(iii)	Amendment No. 1 to Management and Administrative Service Agreement, dated October 1, 2002, By And Between, Indianapolis Life Insurance Company and Ameritas Life Insurance Corp.

(8)(m)(iv)	Amendment No. 3 to Management and Administrative Service Agreement, dated October 1, 2005, By And Between, Indianapolis Life Insurance Company and Ameritas Life Insurance Corp.

(8)(m)(v)	Amendment No. 4 to Management and Administrative Service Agreement, dated September 30, 2008, By And Among, Aviva Life and Annuity Company, Indianapolis Life Insurance Company, and Ameritas Life Insurance Corp.

Exhibit
Number	Title

(9)	Opinion and Consent of Leif Gustafson.

(10)(a)	Consent of Sutherland Asbill & Brennan LLP.

(10)(b)	Consent of Ernst & Young LLP.

(15)	Powers of Attorney.